    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1999

                                                      REGISTRATION NO. 333-82639
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                               NBC INTERNET, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                          7372
       (State or Other Jurisdiction of                   (Primary Standard Industrial
        Incorporation or Organization)                   Classification Code Number)

                   DELAWARE                                       94-3333463
        Incorporation or Organization)

       (State or Other Jurisdiction of             (I.R.S. Employer Identification Number)

                        300 MONTGOMERY STREET, SUITE 300
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 288-2500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       ----------------------------------

                                  CHRIS KITZE
                            CHIEF EXECUTIVE OFFICER
                               NBC INTERNET, INC.
                        300 MONTGOMERY STREET, SUITE 300
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 288-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       ----------------------------------

                                   COPIES TO:

   R. CLAYTON MULFORD, ESQ.           BRUCE ALAN MANN, ESQ.           RICHARD CAPELOUTO, ESQ.
     Hughes & Luce, L.L.P.           P. RUPERT RUSSELL, ESQ.        Simpson Thacher & Bartlett
 1717 Main Street, Suite 2800       KRISTIAN E. WIGGERT, ESQ.          425 Lexington Avenue
       Dallas, TX 75201            BRIAN D. LEWANDOWSKI, ESQ.           New York, NY 10017
        (214) 939-5500               Morrison & Foerster LLP              (212) 455-2000
                                        425 Market Street
                                  San Francisco, CA 94105-2482
                                         (415) 268-7000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective time of this registration statement and the satisfaction or waiver of all other conditions to the acquisitions described in the enclosed proxy statement/prospectus.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
               TITLE OF EACH CLASS                    AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
         OF SECURITIES TO BE REGISTERED                REGISTERED          PER SHARE             PRICE          REGISTRATION FEE
Class A Common Stock, $0.0001 per share..........    20,120,409(1)            (2)                 (2)            $308,489.76(2)



(1) Represents the number of shares of the Class A common stock of the Registrant which may be issued to stockholders of XOOM.com, Inc., a Delaware corporation ("Xoom.com"), pursuant to the merger of Xenon 3, Inc., a wholly owned subsidiary of Registrant, with and into Xoom.com as described herein.



(2) Pursuant to 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, an additional registration fee of $3,033.65 was calculated on an additional 207,856 shares of common stock based on the average of the high and low prices per share of Xoom.com common stock on October 19, 1999 as reported on The Nasdaq National Market, which shares of Xoom.com will be cancelled upon consummation of the merger of Xenon 3, Inc. with and into Xoom.com. On July 12, 1999, the Registrant paid a registration fee equal to $293,291.76 on the original 18,786,980 shares of common stock registered on the Registration Statement filed on July 12, 1999. On or about September 1, 1999 the Registrant paid a registration fee equal to $12,164.35 on an additional 1,125,573 shares of common stock registered on Amendment No. 1 to the Registration Statement filed on September 1, 1999.

                       ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      [LOGO]

October   , 1999
Dear Xoom.com Stockholder:


    I am pleased to send you this proxy statement/prospectus for a special meeting of the stockholders of Xoom.com. At the meeting, you will be asked to approve agreements entered into by Xoom.com and two of its subsidiaries, NBC and affiliates of NBC, CNET and SNAP, relating to the formation of a new company to be named NBC Internet, Inc., and referred to as NBCi. The new company, NBCi, would combine the businesses of Xoom.com, SNAP and three Internet-related businesses of NBC, as well as a 10 percent equity interest in CNBC.com. You will also be asked at the meeting to approve the NBCi 1999 stock incentive plan.



    Upon the closing of the transactions described in this proxy statement/prospectus, stockholders of Xoom.com are expected to own approximately
38.8 percent of the outstanding common stock of NBCi, CNET is expected to own approximately 13.8 percent and affiliates of NBC are expected to own approximately 47.3 percent. The NBC affiliates involved in the transactions have the ability to increase their ownership percentage to approximately 52.6 percent in the future upon the exercise in full of two convertible notes issued by NBCi.



    For each share of common stock of Xoom.com that you own, you will receive one share of Class A common stock of NBCi. Currently, there is no public market for NBCi shares. NBCi, however, has applied to have the shares of Class A common stock approved for listing on the Nasdaq National Market under the symbol "NBCI." Upon the closing of the transactions, NBCi expects to have approximately 27,365,472 shares of its Class A common stock outstanding, of which 20,120,409 shares are being registered. Affiliates of NBC will receive shares of Class B common stock of NBCi. The Class A common stock and the Class B common stock are the same in all respects, except for important governance rights, the fact that only the Class A common stock will be publicly traded and that only NBC and its affiliates may own the Class B common stock.


    BEFORE YOU MAKE A DECISION, YOU SHOULD CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROXY STATEMENT/PROSPECTUS.

    THE BOARD OF DIRECTORS OF XOOM.COM HAS APPROVED THE PROPOSED TRANSACTIONS AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS. IN ADDITION, I HAVE AGREED TO VOTE ALL SHARES OF XOOM.COM COMMON STOCK THAT I BENEFICIALLY OWN IN FAVOR OF THE TRANSACTIONS.

    Please use this opportunity to take part as a stockholder of Xoom.com by voting. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, to ensure your shares are voted at the meeting. YOUR VOTE IS VERY IMPORTANT, SO PLEASE TAKE THE TIME TO VOTE YOUR SHARES.

                                Sincerely,

                                Chris Kitze
                                Chairman of the Board

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE CLASS A COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE TRANSACTIONS DESCRIBED HEREIN OR DETERMINED WHETHER THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    THIS PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER  , 1999 AND WAS FIRST
MAILED TO STOCKHOLDERS ON OR ABOUT OCTOBER   , 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

    Xoom.com files annual, quarterly and special reports, proxy statements and other information with the Commission and NBCi will begin to file such reports upon consummation of the transactions. You may read and copy any reports, statements and other information filed by either company at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. You will also be able to obtain the Commission filings from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov. NBCi filed a registration statement to register the NBCi Class A common stock to be issued in accordance with the transactions set forth in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of NBCi in addition to being a proxy statement of Xoom.com for the special meeting of Xoom.com's stockholders.

    NBC has supplied all information contained in this proxy statement/prospectus relating to NBC, Neon Media Corporation and NBC Multimedia. Xoom.com has supplied all information contained in this proxy statement/prospectus relating to Xoom.com. SNAP has supplied all information contained in this proxy statement/prospectus relating to SNAP. CNET has supplied all information contained in this proxy statement prospectus relating to CNET.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE PROPOSALS. NEITHER NBCI, XOOM.COM, SNAP, NBC, NBC MULTIMEDIA NOR NEON MEDIA CORPORATION HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY
STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER   , 1999.
YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO XOOM.COM'S STOCKHOLDERS NOR THE ISSUANCE OF NBCI CLASS A COMMON STOCK IN CONNECTION WITH THE TRANSACTIONS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                 XOOM.COM, INC.
                        300 MONTGOMERY STREET, SUITE 300
                        SAN FRANCISCO, CALIFORNIA 94104

                     NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

   Date:       , November   , 1999
    Time: 10:00 a.m.
    Place: The Sir Francis Drake Hotel, 450 Powell Street, San Francisco, California 94102

At the meeting you will be asked to:


        (1) Adopt the Agreement and Plan of Contribution and Merger, dated as of May 9, 1999, as amended on October 20, 1999 and referred to as the merger agreement, among Xoom.com, NBCi, a newly organized Delaware corporation and wholly owned subsidiary of Xoom.com, CNET, Inc., a Delaware corporation, SNAP! LLC, a Delaware limited liability company, and Xenon 3, Inc., a newly formed Delaware corporation and wholly owned subsidiary of NBCi. Under the merger agreement there will be a merger of Xoom.com with Xenon 3, a subsidiary of NBCi, with Xoom.com being the surviving entity. In the merger, each share of Xoom.com common stock will be converted into the right to receive one share of Class A common stock of NBCi. At the same time, CNET will contribute its ownership interest in SNAP to NBCi in exchange for shares of Class A common stock of NBCi.



        (2) Approve Xoom.com's adoption, as the sole stockholder of NBCi, of the Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger, dated as of July 8, 1999, as amended on October 20, 1999 and referred to as the contribution agreement, among Xoom.com, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., a Delaware corporation, Neon Media Corporation, a newly formed Delaware corporation, and NBCi. Under the contribution agreement, NBC Multimedia, a subsidiary of NBC, will contribute its ownership interests in SNAP and the business related to VideoSeeker.com to NBCi and Neon Media Corporation, a subsidiary of NBC Multimedia, will merge with NBCi. Neon Media Corporation will own the businesses related to NBC.com and NBC-IN.com and a 10% equity interest in CNBC.com LLC. NBC Multimedia will receive shares of Class B common stock of NBCi and a convertible note from NBCi in connection with these transactions. Finally, an affiliate of NBC will purchase another convertible note from NBCi in exchange for the assignment of a note issued by NBC. The NBCi convertible notes are convertible into Class B common stock of NBCi.


        (3) Approve the NBCi 1999 stock incentive plan, referred to as the stock incentive plan.

        (4) Conduct such other business as may be properly brought before the meeting or any adjournment or postponement of the meeting.

    Please read this proxy statement/prospectus carefully for a description of the merger agreement, the contribution agreement and the stock incentive plan. In accordance with the General Corporation Law of the State of Delaware, Xoom.com shall make available a complete list of the stockholders of Xoom.com entitled to vote at the special meeting at Xoom.com's principal office at least ten days prior to the date of the special meeting.

    Only stockholders of Xoom.com of record at the close of business on October 6, 1999 are entitled to notice of, and to vote at, the meeting or any adjournments or postponements of the meeting. Under Delaware law, holders of Xoom.com common stock are not entitled to appraisal rights in connection with the transactions.

                                By order of the board of directors

                                Chris Kitze
                                Chairman of the Board

San Francisco, California
October   , 1999

    Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage-paid envelope. Stockholders who attend the meeting may revoke their proxies and vote in person if they desire. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARDS.

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
QUESTIONS AND ANSWERS ABOUT THE
  TRANSACTIONS................................          1

SUMMARY.......................................          6
  The Companies...............................          6
  Merger Agreement............................          7
  Contribution Agreement......................          8
  Related Agreements..........................          9
  Reasons for the Transactions................         11
  Opinions of Financial Advisors to
    Xoom.com..................................         11
  Interests of Executive Officers and
    Directors of Xoom.com in the
    Transactions..............................         11
  The Special Meeting.........................         12
  Stockholder Approval........................         12
  Nasdaq Listing..............................         12
  Governmental and Regulatory Matters.........         12
  Material Federal Income Tax Consequences....         12
  Anticipated Accounting Treatment............         13

SUMMARY SELECTED FINANCIAL INFORMATION........         14
RISK FACTORS..................................         18
  Risks Related to the Transactions and to
    NBCi's Business...........................         18
  Investment Risks............................         36

FORWARD-LOOKING STATEMENTS MAY PROVE
  INACCURATE..................................         38

TRADEMARKS....................................         38

XOOM.COM SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL DATA..............................         39

SNAP SELECTED FINANCIAL DATA..................         41

NBC MULTIMEDIA DIVISION SELECTED HISTORICAL
  FINANCIAL DATA..............................         42

MARKET PRICE AND DIVIDEND INFORMATION.........         43
  Dividend Information........................         43

THE SPECIAL MEETING...........................         44
  Date, Time And Place of Special Meeting.....         44
  Matters to be Considered at the Special
    Meeting...................................         44
  Record Date for Voting on the Merger;
    Stockholders Entitled to Vote.............         44
  Voting and Revocation of Proxies............         44
  Stockholder Vote............................         45

                                                  PAGE
                                                ---------
  Recommendation of Xoom.com Board of
    Directors.................................         45
  Solicitation Of Proxies.....................         46

THE TRANSACTIONS..............................         47
  Background..................................         47
  Recommendation of Xoom.com's Board of
    Directors and Reasons for the
    Transactions..............................         50
  Opinion of Bear Stearns.....................         53
  Opinion of Hambrecht & Quist................         61
  Interests of Executive Officers and
    Directors of Xoom.com in the
    Transactions..............................         68
  Governmental and Regulatory Matters.........         70
  Material Federal Income Tax Consequences....         71
  Accounting Treatment........................         72
  No Appraisal Rights.........................         73
  Listing of NBCi Class A Common Stock........         73
  Delisting and Deregistration of Xoom.com
    Common Stock..............................         73
  Restriction on Resales of NBCi Common
    Stock.....................................         73

THE MERGER AGREEMENT AND THE CONTRIBUTION
  AGREEMENT...................................         74
  The Merger Agreement........................         74
  The Contribution Agreement..................         80

DESCRIPTION OF RELATED AGREEMENTS.............         90
  The Stock Option Agreement..................         90
  The Registration Rights Agreement...........         92
  The Voting Agreement........................         94
  The Brand Integration and License
    Agreement.................................         95
  The Convertible Notes.......................         96
  Advertising Agreement.......................         96
  Governance Agreement........................         97
  CNET Voting And Right of First Offer
    Agreement.................................         97
  CNET Standstill Agreement...................         97
  CNET Carriage Agreement.....................         97
  CNBC Carriage Agreement.....................         98
  Equity Investment and Restructuring.........         98

NBCI 1999 STOCK INCENTIVE PLAN................         99
  Purposes....................................         99
  Administration/Eligible Participants........         99
  Number of Shares Authorized Under the Stock
    Incentive Plan............................        100

                                                  PAGE
                                                ---------
  Substitute Awards...........................        100
  Term and Conditions of Awards Under the
    Stock Incentive Plan......................        100
  Transferability.............................        101
  Change of Control...........................        101
  Amendment to Stock Incentive Plan...........        102
  Federal Income Tax Consequences Relating to
    Stock Options.............................        102
  Anticipated Awards..........................        103

NBCI UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL INFORMATION (STEP ONE)............        104

NBCI UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL INFORMATION (STEP TWO)............        108

NBCI'S BUSINESS...............................        114
  Overview....................................        114
  Industry Background.........................        115
  The NBCi Approach...........................        116
  NBCi Strategy...............................        118
  Recent Transactions Affecting NBCi..........        121
  Technology and Infrastructure...............        121
  Competition.................................        122
  Intellectual Property and Proprietary
    Rights....................................        123
  Effect on NBCi if the Transactions
    Contemplated by the Contribution Agreement
    Do Not Occur..............................        124
  Legal Proceedings...........................        124
  Employees...................................        125
  Facilities..................................        125
  Disclosures About Market Risk...............        125

MANAGEMENT OF NBCI FOLLOWING TRANSACTIONS.....        126
  Executive Officers and Directors............        126
  Key Employees...............................        126
  Board Committees............................        130
  Director Compensation.......................        130

NBCI EXECUTIVE COMPENSATION...................        130
  Stock Incentive Plan........................        130
  401(k) Plan.................................        130
  Welfare Benefit Plans.......................        131

NBCI CERTAIN TRANSACTIONS.....................        131

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS OF XOOM.COM AND NBCI...........        134

XOOM.COM BUSINESS.............................        136
  Overview....................................        136
                                                  PAGE
                                                ---------
  Community and E-Commerce Industry
    Background................................        136
  Approach....................................        138
  Strategy....................................        139
  Products and Services.......................        140
  Strategic Alliances.........................        141
  Sales and Marketing.........................        143
  Customer Service and Support................        144
  Warehousing and Fulfillment.................        144
  Technology and Infrastructure...............        145
  Competition.................................        145
  Intellectual Property and Proprietary
    Rights....................................        146
  Legal Proceedings...........................        146
  Employees...................................        147
  Facilities..................................        147

XOOM.COM'S MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS...............................        148
  Overview....................................        148
  Recent Events...............................        150
  Results of Operations.......................        151
  Quarterly Results of Operations.............        167
  Liquidity and Capital Resources.............        169
  Disclosures About Market Risk...............        171
  Year 2000 Compliance........................        171

SNAP BUSINESS.................................        173
  Overview....................................        173
  Portal Industry Background..................        174
  The SNAP Strategy...........................        174
  Products and Services.......................        176
  Strategic Alliances.........................        179
  Revenue Sources.............................        180
  Marketing...................................        181
  Technology and Infrastructure...............        182
  Competition.................................        182
  Research and Development....................        183
  Intellectual Property and Proprietary
    Rights....................................        183
  Legal Proceedings...........................        183
  Employees...................................        184
  Facilities..................................        184

SNAP'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..................................        185
  Overview....................................        185
  Recent Events...............................        186
  Results of Operations.......................        187
  Quarterly Results of Operations.............        191
  Liquidity and Capital Resources.............        193

                                                  PAGE
                                                ---------
  Disclosures About Market Risk...............        194
  Year 2000 Compliance........................        194
  Recent Accounting Pronouncements............        196

NBC CONTRIBUTED INTERNET ASSETS...............        197
  Overview....................................        197
  NBC.com.....................................        197
  NBC-IN.com..................................        199
  VideoSeeker.................................        201
  General Matters Affecting NBC.com,
    NBC-IN.com and VideoSeeker................        202
  CNBC.com....................................        203

NBC MULTIMEDIA DIVISION'S MANAGEMENT'S
  DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.........        207
  Overview....................................        207
  Results of Operations.......................        208
  Liquidity and Capital Resources.............        212
  Year 2000 Compliance........................        212
  Impact of Recently Issued Accounting
    Pronouncements............................        214
                                                  PAGE
                                                ---------

COMPARISON OF CAPITAL STOCK...................        215
  Description of NBCi Capital Stock...........        215
  NBCi Certificate of Incorporation and
    Bylaws....................................        216
  Other Agreements............................        221
  Antitakeover Effects of Provisions of NBCi's
    Charter and Bylaws........................        221
  Section 203 of the General Corporation Law
    of the State of Delaware..................        222
  Comparison of Rights of NBCi Stockholders
    and Xoom.com Stockholders.................        222

FUTURE STOCKHOLDER PROPOSALS..................        226

LEGAL MATTERS.................................        226

EXPERTS.......................................        226

INDEX TO FINANCIAL STATEMENTS.................        F-1


APPENDICES TO THE PROXY STATEMENT/PROSPECTUS


APPENDIX A-1      Merger Agreement
APPENDIX A-2      Contribution Agreement
APPENDIX B-1      Stock Option Agreement
APPENDIX B-2      Voting Agreement
APPENDIX C-1      Opinion of Bear, Stearns & Co. Inc.
APPENDIX C-2      Opinion of Hambrecht & Quist LLC
APPENDIX D-1      Form of Amended and Restated Certificate of Incorporation of NBCi
APPENDIX D-2      Form of Amended and Restated Bylaws of NBCi
APPENDIX E        Stock Incentive Plan
APPENDIX F        Supplemental EASDAQ Information

                  QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q: WHAT IS XOOM.COM PROPOSING TO DO? HOW WILL I BENEFIT?
    A: Xoom.com is proposing to become part of a new Internet company, NBCi. Upon completion of the transactions, NBCi will include the businesses of:
    - Xoom.com, the owner of www.xoom.com, one of the fastest-growing community-based sites on the Internet from July 1998 to July 1999, according to Media Metrix based on the percentage increase in reach among home and work users,
    - SNAP, the owner of www.snap.com, the fastest-growing major Internet portal from July 1998 to July 1999, according to Media Metrix based on the percentage increase in reach among home and work users, and
    - selected Internet assets of a subsidiary of NBC, a wholly owned subsidiary of General Electric Company. NBC was the most watched television network among adults age 18 to 54 in the United States for the television season that ended in May 1999, according to Nielsen Media Research.
    Under its umbrella consumer brand SNAP, NBCi will integrate portal, community and e-commerce services throughout the NBCi Web sites. Xoom.com stockholders will have a stake in one of the first publicly traded Internet companies combining these services in a strategic relationship with a major broadcast television network. Xoom.com believes, based on these attributes, that NBCi will be well positioned to capitalize on the growth opportunities available in the Internet industry.
Q: WHAT IS SNAP.COM? WHO OWNS IT NOW?
    A: SNAP, through the Snap.com Web site, develops and provides Web-based tools that help users access, navigate and personalize the vast resources of the Internet. SNAP is primarily owned by NBC and CNET. CNET is a publicly traded media company that provides consumers with information online and on television regarding computers, the Internet and digital technologies.

Q: WHAT ARE THE NBC CONTRIBUTED INTERNET ASSETS THAT WILL BE PART OF NBCI?

    A: The NBC contributed Internet assets consist of NBC's businesses related to three separate Internet properties, together with a 10% equity interest in a fourth Internet business, namely:

    - NBC.com (www.nbc.com), a Web site that provides entertainment information and specially designed Web spin-offs of popular NBC televisions programs, as well as chat and bulletin board services related to NBC's network television programming.

    - NBC-IN.com (www.nbc-in.com), a portal service that provides access to local content via the Web sites of over 100 television stations owned by or affiliated with NBC. NBC-IN fills out the offerings of the local stations' Web sites by delivering customized content relating to real estate, job searches, automobiles and various other topics.

    - VideoSeeker (www.videoseeker.com), a Web site that offers a large and comprehensive selection of on-demand video programming, including entertainment news, movie trailers, television clips and interviews.

    - A 10% equity interest in CNBC.com LLC, which owns the CNBC.com Web site (www.cnbc.com). The CNBC.com Web site was launched on June 21, 1999 and provides comprehensive financial information and analytic tools on the Web. CNBC.com also offers personal finance commentary and data, community features and other services designed to satisfy an individual's financial planning needs.

Q: HOW IS NBCI GOING TO BE CREATED?

    A: NBCi will be created through a series of transactions occurring on successive days.

    On the first day, Xoom.com will be merged with a subsidiary of NBCi, and CNET and GlobalBrain.net, Inc., an unaffiliated third party, will contribute their ownership interests in SNAP to NBCi. The following charts illustrate the transactions contemplated by the merger agreement:
[Diagram illustrating merger of Xenon 3 with Xoom.com]
[Diagram illustrating transfer of CNET's ownership in SNAP to NBCi]
[Diagram illustrating ownership structure after closing of merger agreement]
    Immediately thereafter, on the succeeding day, Neon Media Corporation, a newly formed entity that will own the businesses related to NBC.com and NBC-IN.com and a 10% equity interest in CNBC.com LLC, will be merged with NBCi. At the same time, NBC Multimedia, a subsidiary of NBC, will contribute its ownership interests in SNAP to NBCi. NBC Multimedia will also transfer the business related to VideoSeeker.com to NBCi in exchange for a convertible note of NBCi. In addition, GE Investments Subsidiary, an affiliate of NBC, will purchase a second convertible note from NBCi in exchange for the assignment to NBCi of a $340 million note issued by NBC. Thereafter, it is intended that NBCi will transfer the Internet assets contributed by NBC into a newly formed, wholly owned subsidiary of NBCi. Upon the conclusion of the transactions, NBCi will be owned principally by NBC affiliates, CNET and the former stockholders of Xoom.com.

    The following charts illustrate the transactions contemplated by the contribution agreement:

[Diagram illustrating merger of Neon Media Corporation with NBCi]
[Diagram illustrating the transfer of NBC Multimedia's ownership interest in SNAP and the assets of VideoSeeker.com to NBCi]

[Diagram illustrating owndership structure after closing of all transactions]
    We expect that NBCi's holding company structure will increase operating and structural flexibility, minimize regulatory concerns and isolate risks of its business.
Q: CAN THE TRANSACTIONS ON THE FIRST DAY HAPPEN WITHOUT THE TRANSACTIONS ON THE
  SECOND DAY?
    A: While the transactions on the first day could happen without the transactions on the second day occurring, it is intended that all the transactions will occur as part of a series of steps in the formation of NBCi. If the transactions on the second day do not close, however, NBCi will lose its right to use "NBC" in its name. The net effect of the transactions on the first day will be the acquisition by Xoom.com of an equity interest in SNAP. It is a condition to the closing of the transactions contemplated by the merger agreement that all of the conditions set forth in the contribution agreement have been satisfied or waived. See page 31 for a discussion of the risks if the transactions contemplated by the contribution agreement do not occur.
Q: CAN I VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT AND AGAINST XOOM.COM'S
  ADOPTION OF THE CONTRIBUTION AGREEMENT?
    A: Yes. If the requisite majority votes against Xoom.com's adoption of the contribution agreement, the board of directors of Xoom.com has agreed to cause Xoom.com to vote against adoption of the contribution agreement. If the requisite majority votes against the adoption of the merger agreement, the transactions contemplated by the merger agreement and the contribution agreement will not occur. See page 45.
Q: WHAT ARE NBCI AND XENON 3?
    A: NBCi and Xenon 3 are companies newly formed at the direction of Xoom.com for the purpose of effecting the transactions. Xenon 3 is a subsidiary of NBCi that will be merged with Xoom.com on the first day. On the second day, Neon Media Corporation will merge into NBCi.

Q: WHAT WILL XOOM.COM STOCKHOLDERS BE ENTITLED TO AS A RESULT OF THE
  TRANSACTIONS?


    A: Xoom.com stockholders will be entitled to receive one share of NBCi Class A common stock in exchange for each share of Xoom.com common stock they hold. Upon completion of the transactions, Xoom.com's former stockholders, other than NBC and its affiliates, are expected to own approximately 20,120,409 shares of Class A common stock of NBCi, representing approximately 38.8% of NBCi's outstanding common stock upon the closing of the transactions.


Q: WHAT DOES CNET RECEIVE?

    A: In exchange for its ownership interests in SNAP, CNET will receive 7,147,584 shares of NBCi Class A common stock, which is expected to represent approximately 13.8% of NBCi's outstanding common stock upon the closing of the transactions. The shares of Class A common stock owned by CNET will not be registered under this proxy statement/prospectus.

Q. WHAT DOES NBC RECEIVE?


    A. On July 30, 1999 NBC acquired 960,028 shares of Xoom.com common stock under a stock purchase agreement dated June 11, 1999. As a result, in connection with the merger of Xoom.com with Xenon 3, an affiliate of NBC will receive 960,028 shares of Class A common stock that will convert into Class B common stock in connection with the merger of Neon Media Corporation and NBCi. In exchange for NBC Multimedia's ownership interests in SNAP and in connection with the merger of Neon Media Corporation with NBCi, NBC Multimedia will receive 23,590,680 shares of NBCi Class B common stock in addition to the 960,028 shares discussed above. Affiliates of NBC are expected to own approximately 47.3% of NBCi's outstanding common stock upon the closing of the transactions. Under the contribution agreement, NBC and its affiliates will also receive two convertible notes of NBCi. Assuming no issuances of additional shares of common stock by NBCi, if both NBCi convertible notes are converted after one year, NBC and its affiliates could own approximately 52.6% of NBCi's outstanding common stock.

Q: WHAT'S THE DIFFERENCE BETWEEN THE CLASS A COMMON STOCK AND THE CLASS B COMMON
  STOCK OF NBCI?

    A: NBCi will initially have two classes of common stock: Class A common stock and Class B common stock. The Class A common stock and the Class B common stock are the same in all respects except for important governance rights, the fact that only the Class A common stock will be publicly traded and that only NBC and its affiliates may hold shares of Class B common stock. Upon the transfer of Class B common stock to any person other than NBC or any of its affiliates, such Class B common stock will automatically convert into Class A common stock. See page 215 for a description of the NBCi common stock.

Q: WHAT ARE THE DIFFERENCES IN GOVERNANCE RIGHTS BETWEEN THE CLASS A COMMON
  STOCK AND THE CLASS B COMMON STOCK?

    A: Under NBCi's restated certificate of incorporation, the holders of the Class B common stock initially have the right to elect six of the 13 members of the NBCi board of directors. The holders of the Class B common stock will retain this right so long as such holders beneficially own at least 20% of the outstanding shares of common stock of NBCi. The holders of the Class A common stock will have the right to elect the remaining seven members, with the nomination of the seventh member requiring the approval of at least seven members of the NBCi board of directors.


    If, and for so long as, NBC and its affiliates would own 35% or more of the outstanding shares of NBCi common stock following conversion of the NBCi convertible notes in full, the holders of the Class B common stock would have the right to appoint seven of the 13 members of the NBCi board of directors. The holders of the Class A common stock will have the right to appoint the remaining six members. As long as the directors elected by the holders of the Class B common stock do not constitute a majority of the NBCi board of directors, several significant corporate actions by NBCi will require the approval of the Class B Directors. As long as the holders of the Class B common stock have the right to elect seven members to the NBCi board of directors, several significant corporate actions by NBCi will require the approval of the Class A Directors. See page 218 for a description of these governance rights.


Q: WHO IS GOING TO RUN NBCI?


    A: Robert C. Wright, the president and chief executive officer of NBC, will be the chairman of the board of NBCi, and Chris Kitze, the chairman of the board of Xoom.com, will be the chief executive officer of NBCi. The designees to the initial board of directors of NBCi are set forth on page 126. NBCi will be managed principally by individuals that currently manage Xoom.com and SNAP. See page 126 for a description of the other executive officers and key employees of NBCi.


Q: WHAT WILL HAPPEN TO XOOM.COM AFTER THE MERGER?


    A: Xoom.com will become a wholly owned subsidiary of NBCi and will continue to operate its Web site at www.xoom.com. NBCi will, however, integrate the Xoom.com Web site with the other NBCi Internet assets under the consumer brand SNAP, at www.snap.com, as described more fully on page 114. Users will be able to access Xoom.com from the Snap.com Web site or from the current Xoom.com address.


Q: WHAT WILL HAPPEN TO THE NBC.COM, NBC-IN.COM AND VIDEOSEEKER.COM WEB SITES?

    A: After the closing of the transactions, the NBC.com, NBC-IN.com and VideoSeeker.com Web sites will be integrated into the Snap.com Web site. Users will be able to access these Web sites from the Snap.com Web site or from the current Web site address of each Web site.

Q: WHAT AM I VOTING ON?

    A: You will vote on whether to adopt the merger agreement, whether to approve Xoom.com's adoption, as the sole stockholder of

NBCi, of the contribution agreement and whether to approve the stock incentive plan.
Q: DOES THE BOARD OF DIRECTORS OF XOOM.COM RECOMMEND VOTING IN FAVOR OF THE
  TRANSACTIONS?
    A: Yes. After careful consideration, Xoom.com's board of directors recommends that you vote to adopt the merger agreement and vote in favor of Xoom.com's adoption of the contribution agreement. Xoom.com's board of directors also recommends that you vote to approve the stock incentive plan.

    For a more complete description of the recommendation of the board of directors of Xoom.com, see page 50.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
  TRANSACTIONS?
    A: Yes. In evaluating the transactions, you should carefully consider the factors discussed in the section entitled "Risk Factors" on page 18.
Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS?
    A: No. Under Delaware law, holders of Xoom.com common stock are not entitled to dissenters' or appraisal rights in connection with the proposed transactions. Accordingly, if you vote against the adoption of the merger agreement and against Xoom.com's adoption of the contribution agreement, but such agreements are nevertheless adopted, you will become a stockholder of NBCi.
Q: WHAT DO I NEED TO DO NOW?
    A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting of Xoom.com's stockholders. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted "FOR" the adoption of the merger agreement, "FOR" approval of Xoom.com's adoption of the contribution agreement and "FOR" approval of the stock incentive plan.
Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?
    A: If you want to change your vote, send the secretary of Xoom.com a later-dated, signed proxy card before the special meeting or attend the Xoom.com meeting and vote in person. You may also revoke your proxy by sending written notice to the secretary of Xoom.com before the special meeting.

    For a more complete description of how to change your vote, see page 44.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
  SHARES FOR ME?


    A: Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker. If you do not instruct your broker on how to vote, your shares will not be voted at the special meeting. This will have the same effect as voting against the adoption of the merger agreement, but will not constitute a vote against Xoom.com's adoption of the contribution agreement or against the approval of the stock incentive plan.


    For a more complete description of voting shares held in "street name," see page 45.

Q: SHOULD I SEND IN MY XOOM.COM STOCK CERTIFICATES NOW?

    A: No. After the transactions are completed, NBCi will send you written instructions for exchanging your Xoom.com stock certificates for NBCi stock certificates.

Q: WHEN DO YOU EXPECT THE TRANSACTIONS TO BE COMPLETED?

    A: Xoom.com is working toward completing the transactions as soon as possible after the special meeting. Xoom.com hopes to complete the transactions in November 1999.


    For a more complete description of the conditions to the transactions, see pages 74 and 80.


Q: WHOM SHOULD I CALL WITH QUESTIONS?

    A: Please call Xoom.com Investor Relations at (415) 288-2500 or send an e-mail to investorrelations@xoom.com with any questions about the merger. You may also call Innisfree M&A Incorporated, the proxy solicitation firm retained by Xoom.com, at (212) 750-5833.


    You may also obtain additional information about Xoom.com from documents it files with the Securities and Exchange Commission by following the instructions in the section entitled "Where You Can Find More Information."

                                    SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important you. To understand the transactions fully, including the merger of Xoom.com with Xenon 3, and for a more complete description of the legal terms of the transactions, you should carefully read this entire document and the documents to which Xoom.com has referred you. Refer to the section entitled "Where You Can Find More Information" for additional sources of information.


THE COMPANIES (PAGES 114, 136, 173 AND 197)

NBCI
300 Montgomery Street, Suite 300
San Francisco, California 94104
Attn: Investor Relations
     (415) 288-2500
    NBCi is a newly formed corporation that upon completion of the transactions will encompass two of the fastest growing companies on the Internet, Xoom.com and SNAP. NBCi will also integrate the NBC contributed Internet assets and have the backing of a major broadcast network company, NBC. NBCi, through its primary consumer brand, SNAP, will represent one of the first publicly traded Internet companies combining portal, community and content services in a strategic relationship with a major television network. NBCi intends to capitalize on the rapid growth in the Internet by leveraging key assets of a traditional media company, such as on-air promotion and established advertising relationships. The full integration of the NBCi Internet properties will provide access to a broad base of differentiated users, unique content and opportunities for cross-selling.
XOOM.COM
300 Montgomery Street, Suite 300
San Francisco, California 94104
Attn: Investor Relations
     (415) 288-2500
    Xoom.com's objective is to be a leading direct e-commerce company on the Internet. Xoom.com attracts members to its community site with a variety of free services, including homepages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters and online greeting cards. Upon registration, members agree to receive periodic offers of products and services via e-mail. By offering its members a variety of attractive free services, participation in virtual communities and competitively priced products, Xoom.com believes it has created an innovative online sales channel with low customer acquisition costs.

SNAP! LLC
One Beach Street
San Francisco, California 94133
Attn: Chief Financial Officer
     (415) 875-7900

    Snap.com is a free, comprehensive information, navigation and content aggregation service targeted at both consumer and business users. Snap.com uses proprietary technology to integrate the enormous and varied resources of the Internet into a single user interface with personalization capability. SNAP encourages users to rely on Snap.com to meet their personal daily information needs, such as financial portfolio tracking, e-mail service and local weather, as well as to satisfy more complex, non-routine search needs.

NBC MULTIMEDIA DIVISION
c/o National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York 10012
Attn: Corporate Communications
     (212) 664-7142

    Through the merger of Neon Media Corporation with NBCi, NBC Multimedia will contribute the NBC.com and NBC-IN.com businesses, plus a 10% equity interest in CNBC.com LLC, to NBCi. NBC Multimedia will also transfer the business related to VideoSeeker.com to NBCi in exchange for a convertible note of NBCi. Currently, each of NBC.com, NBC-IN.com and VideoSeeker are operated as separate business units within NBC Multimedia. CNBC.com LLC is owned by NBC. NBC.com is the Internet venue for NBC's entertainment programming and information on the Internet. NBC-IN.com is a portal to a network of local community sites developed for more than 100 television stations throughout the United States owned by or affiliated with NBC. VideoSeeker is an on-demand Internet video aggregation service. CNBC.com provides comprehensive financial information and analytical tools for personal financial planning.

MERGER AGREEMENT (PAGE 74)

    Under the merger agreement:

    - each share of Xoom.com common stock will be converted into the right to receive one share of NBCi Class A common stock, which is expected to result in the issuance of approximately 20,120,409 shares of Class A common stock;

    - CNET will receive 7,147,584 shares of Class A common stock in exchange for its ownership interest in SNAP; and
    - GlobalBrain.net will receive 97,479 shares of Class A common stock in exchange for its ownership interest in SNAP.
    Upon completion of these transactions, the former stockholders of Xoom.com will control NBCi and NBCi will own 100% of the common stock of Xoom.com and approximately 81% of the ownership interests in SNAP. NBCi's ownership interest may be reduced to 40% and thereafter to 25% after giving effect to NBC Multimedia's options to purchase additional equity interests in SNAP.
    CONDITIONS TO MERGER AGREEMENT
    The transactions contemplated by the merger agreement will occur only if the following conditions specified in the merger agreement are either satisfied or waived:
    - there is no injunction, restraining order or other decree that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;
    - no action taken or statute, rule, regulation or order will make the consummation of the transactions contemplated by the merger agreement illegal;
    - all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the merger agreement will have been obtained and the related waiting periods under applicable antitrust or merger control or competition laws or regulations have expired or been terminated except as would not have a material adverse effect;

    - the Xoom.com stockholders have adopted the merger agreement;


    - the Class A common stock has been approved for quotation, subject to notice of issuance, on The Nasdaq National Market;


    - the conditions to the closing of the transactions contemplated by the contribution agreement have been satisfied or waived;

    - the representations and warranties of the respective parties made in the merger agreement remain true and correct in all material respects;

    - the parties have performed their respective obligations under the merger agreement in all material respects;

    - each of the parties has entered into the additional agreements contemplated by the merger agreement; and

    - Xoom.com shall have received an opinion in form and substance reasonably satisfactory to it from its counsel as to the effect of the Xoom.com merger for federal income tax purposes.

    TERMINATION OF MERGER AGREEMENT

    Either CNET or Xoom.com may terminate the merger agreement at any time prior to the completion of the Xoom.com merger if:

    - the transactions contemplated by the merger agreement are not completed by December 31, 1999;

    - a governmental authority or legal action permanently prohibits consummation of the transactions contemplated by the merger agreement; or
    - the Xoom.com stockholders do not adopt the merger agreement.
    In addition, prior to receiving stockholder approval, Xoom.com may terminate the merger agreement if it receives a proposal to acquire Xoom.com and the Xoom.com board of directors determines in good faith, after consultation with its financial adviser:
    - that the proposal is more favorable to the Xoom.com stockholders than the transactions contemplated by the merger agreement and the contribution agreement; and
    - that termination of the merger agreement is required to comply with its fiduciary duties under Delaware law.

CONTRIBUTION AGREEMENT (PAGE 80)

    Under the contribution agreement:

    - each share of Neon Media Corporation common stock will be converted into one share of Class B common stock of NBCi, which will result in the issuance of 12,173,111 shares of Class B common stock to NBC Multimedia;

    - NBC Multimedia will receive 11,417,569 shares of Class B common stock of NBCi in exchange for its ownership interests in SNAP (including its options to purchase additional equity interests of SNAP);
    - NBC Multimedia will transfer the business related to VideoSeeker.com to NBCi in exchange for a $39,477,953 subordinated zero coupon convertible note of NBCi due 2006, and

    - GE Investments Subsidiary will purchase a $447,416,845 subordinated zero coupon convertible note of NBCi due 2006 in exchange for an assignment of a $340 million note issued by NBC.


    The NBCi convertible notes may be converted by the holder into an aggregate of 5,809,388 shares of Class B common stock beginning one year after their issuance. The $340 million NBC note has a term of four years and bears interest at 5.4% per annum.


    CONDITIONS TO CONTRIBUTION AGREEMENT

    The transactions contemplated by the contribution agreement will occur only if the following conditions specified in the contribution agreement are either satisfied or waived:

    - there is no injunction, restraining order or other decree that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;

    - no action taken or statute, rule, regulation or order will make the consummation of the transactions contemplated by the contribution agreement illegal;

    - all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the contribution agreement will have been obtained and the waiting periods applicable under applicable antitrust or merger control or competition laws or regulations have expired or been terminated, except as would not cause a material adverse effect;

    - the Xoom.com stockholders have adopted the merger agreement and Xoom.com has adopted the contribution agreement;

    - the transactions contemplated by the merger agreement have occurred;

    - the representations and warranties of the respective parties made in the contribution agreement remain true and complete in all material respects;

    - the parties have performed their respective covenants and obligations under the contribution agreement in all material respects; and

    - the officers and directors of NBCi will consist of those persons designated in the contribution agreement upon the consummation of the transactions contemplated thereby.

    TERMINATION OF CONTRIBUTION AGREEMENT
    The contribution agreement may be terminated at any time prior to the completion of the Neon Media Corporation merger:
    - by the mutual written consent of NBC and NBCi;
    - by either NBC or NBCi if the transactions contemplated by the contribution agreement are not completed by December 31, 1999;
    - by either NBC or NBCi if a governmental authority or legal action permanently prohibits consummation of the transactions contemplated by the contribution agreement;
    - by either NBC or NBCi if the Xoom.com stockholders do not adopt the merger agreement or Xoom.com does not adopt the contribution agreement;

    - by NBC if the board of directors of Xoom.com or NBCi shall have withdrawn or modified in a manner adverse to NBC its approval or recommendation of the merger agreement, the contribution agreement or any of the transactions contemplated thereby;

    - by NBC if the Xoom.com board of directors has accepted or recommended a transaction that would result in a change in control of Xoom.com or shall have resolved to do so;
    - by Xoom.com or NBCi if, prior to receiving stockholder approval, Xoom.com receives, having complied in all material respects with the provisions of the contribution agreement, a BONA FIDE proposal to acquire Xoom.com and the Xoom.com board of directors determines in good faith in consultation with its financial and legal advisers, that:
        - the proposal is more favorable to the Xoom.com stockholders than the transactions contemplated by the merger agreement and the contribution agreement; and
        - termination of the contribution agreement is required to comply with its fiduciary duties;


    - by either NBC or NBCi if there has been a material default or breach of the contribution agreement by NBC, if NBCi is terminating the contribution agreement, or by NBCi or Xoom.com, if NBC is terminating the contribution agreement, and such default or breach is not curable or, if curable, is not cured within 30 days after written notice of such default or breach; or


    - automatically and without any action by the parties upon the termination of the merger agreement.


RELATED AGREEMENTS (PAGE 90)



    NBC STOCK OPTION (PAGE 90)



    In connection with the execution of the contribution agreement, Xoom.com granted NBC a stock option to purchase up to 3,415,249 shares of Xoom.com common stock at a price of $73.50 per share. This number represented approximately 19.9% of the outstanding shares of Xoom.com at the time the contribution agreement was signed. The stock option is not currently exercisable. However, if the contribution agreement is terminated because the required approval of Xoom.com's stockholders is not obtained and other conditions exist or if another triggering event occurs, NBC may be able to exercise the stock option. The triggering events are described on page 90. If the contribution agreement is consummated in accordance with its terms, the stock option will terminate.


    NBC required Xoom.com to grant the stock option as a condition to entering into the contribution agreement. The stock option and the non-solicitation provisions of the contribution agreement may discourage third parties who are interested in acquiring a significant stake in Xoom.com and are intended to increase the likelihood that the transactions will be completed.

    VOTING AGREEMENT (PAGE 94)


    Chris Kitze, Xoom.com's Chairman and, through a company he controls, the owner of approximately 16.4% of Xoom.com outstanding common stock, has agreed to vote all of his shares of Xoom.com common stock to adopt the merger agreement and to approve Xoom.com's adoption of the contribution agreement.


    BRAND INTEGRATION AND LICENSE AGREEMENT (PAGE 95)

    In connection with the transactions, NBC and NBC Multimedia entered into a licensing agreement. This agreement will become an asset of NBCi and be binding on NBC with respect to NBCi upon consummation of the transactions. Among other rights, the agreement grants NBC Multimedia a non-exclusive license to use the trademark "NBC", the NBC peacock logo and the NBC soundmark in connection with NBC.com, VideoSeeker and NBC-IN.com and the portal, community and e-commerce services of NBCi. In addition, NBC may not license competitors of NBC Multimedia to co-brand their portal, community and e-commerce services with specified NBC marks, and NBC may not operate such services itself, other than through NBC Multimedia. The license agreement also provides NBC Multimedia an exclusive license to use, reproduce and display short excerpts from television programs owned entirely by NBC or to which NBC has all rights necessary to provide interactive delivery rights to NBC Multimedia and to create interactive programs therefrom on the NBC Multimedia Web sites, in accordance with the terms of the license.
    The license agreement also provides NBC Multimedia with license rights to the Web site addresses for NBC.com, NBC-IN.com and VideoSeeker.com, although NBC retains title to such addresses.

    ADVERTISING AGREEMENT (PAGE 96)


    NBC and NBCi will enter into an agreement to purchase at least $405 million of advertising on NBC's television properties including the NBC Television Network, CNBC, MSNBC and NBC's owned and operated television stations over the next four years. At the end of the four year period, NBC and NBCi have agreed to negotiate concerning the purchase of an additional $500 million of advertising on NBC during the following six years.



    GOVERNANCE AGREEMENT (PAGE 97)


    NBC and NBCi will enter into an agreement with respect to the governance of NBCi, the form of which was negotiated in connection with the contribution agreement. Pursuant to the governance agreement, NBC will enter into a standstill agreement with NBCi under which it will agree not to transfer or acquire additional shares of NBCi's capital stock except in the case of a third party tender offer or if NBCi agrees to enter into a relationship that would result in a change in control. The governance agreement will also contain provisions with respect to NBC's rights to purchase additional shares of Class B common stock in the event NBCi issues shares of capital stock in order to maintain its percentage ownership interest in NBCi.


    OTHER AGREEMENTS WITH CNET (PAGE 97)


    In connection with the transactions, CNET will enter into a voting and right of first offer agreement with NBC under which CNET will

    - agree to vote its shares of Class A common stock in the same manner as NBC and its affiliates with respect to change in control transactions involving NBCi, and

    - provide NBC with a right of first offer to purchase shares of Class A common stock owned by CNET.

    CNET will also enter into a standstill agreement with NBCi under which it will agree not to transfer or acquire additional shares of NBCi's capital stock except transfers in connection with a third party tender offer or a merger, consolidation or reorganization of NBCi.


    AMENDMENT TO CNET CARRIAGE AGREEMENT (PAGE 97)


    In connection with the transactions, CNET, SNAP and NBC and its affiliates entered into an amendment to their existing carriage agreement. Under the amendment, specified information provided by CNET will receive preferred placement on SNAP's Web sites. The amendment also provides that SNAP will be a preferred provider of directory services on any CNET Web site and contains limited provisions restricting CNET's ability to compete with SNAP, both of which expire on May 9, 2000.

    XOOM.COM/NBC STOCK PURCHASE AGREEMENT (PAGE 98)


    On June 11, 1999, Xoom.com and NBC entered into a stock purchase agreement. Under the agreement, on July 30, 1999 NBC acquired 960,028 shares of Xoom.com's common stock, which at that time represented approximately 5.0% of Xoom.com's outstanding shares, for $55 million. NBC has agreed to vote all of such shares in favor of the adoption of the merger agreement and in favor of Xoom.com's adoption of the contribution agreement.


REASONS FOR THE TRANSACTIONS (PAGE 50)

    The Xoom.com board of directors considered a number of factors in determining to approve the transactions and recommend approval of them to its stockholders, including the opportunity of Xoom.com's stockholders to participate in the potential growth of NBCi following the closing of the transactions, the value of NBC's name and trademarks, the enhanced financial and operational resources of NBCi, and the enhanced ability of NBCi to take advantage of future strategic opportunities.

OPINIONS OF FINANCIAL ADVISORS TO XOOM.COM (PAGES 53 AND 61 AND APPENDIX C-1 AND
  APPENDIX C-2)


    In deciding to approve the transactions, Xoom.com's board of directors considered the opinions of Bear, Stearns & Co. Inc. and Hambrecht & Quist LLC, its financial advisors, that, as of May 9, 1999, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, was fair, from a financial point of view, to Xoom.com. In addition, Xoom.com's board of directors considered the opinion of Bear Stearns that, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, the issuance of NBCi shares to CNET in the transactions contemplated by the merger agreement, if the transactions contemplated by the contribution agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP, was fair, from a financial point of view, to Xoom.com and its stockholders. Such opinions were provided for the information and assistance of Xoom.com's board of directors in connection with the transactions and do not constitute a recommendation as to how any holder of shares of Xoom.com common stock should vote with respect to the transactions. The full text of the written opinions of each of Bear Stearns and Hambrecht & Quist, which set forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinions, are attached as Appendix C-1 and Appendix C-2. You are urged to read such opinions in their entirety.



INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF XOOM.COM IN THE TRANSACTIONS
  (PAGE 68)



    In considering Xoom.com's board of directors' recommendation that you vote to approve the adoption of the merger agreement and vote to approve Xoom.com's adoption of the contribution agreement, you should note that the officers and directors of Xoom.com have interests in the transactions that are different from, or in addition to, your interests. These interests include accelerated vesting of stock options and indemnification rights. Specifically, the closing of the transactions will result in the accelerated vesting of options relating to 527,389 shares of Xoom.com common stock held by the executive officers and directors of Xoom.com. As a result, directors and officers may be more likely to vote to approve the transactions than Xoom.com's stockholders generally.

THE SPECIAL MEETING (PAGE 44)
    At the meeting of Xoom.com, you will be asked to consider and vote upon the adoption of the merger agreement, and Xoom.com's adoption of the contribution agreement and the transactions contemplated thereby, including the merger of Xoom.com with Xenon 3. You also will be asked to approve the stock incentive plan. Xoom.com will initially pay the costs of soliciting proxies for the special meeting. If the transactions contemplated by the merger agreement close, NBCi will be responsible for these expenses.
STOCKHOLDER APPROVAL (PAGE 45)
    The holders of a majority of the outstanding shares of Xoom.com common stock must vote for adoption of the merger agreement. Although not required by Delaware law, the board of directors of Xoom.com is seeking approval by the holders of a majority of the shares of Xoom.com common stock present in person or by proxy at the meeting and entitled to vote of (A) Xoom.com's adoption of the contribution agreement, and (B) the stock incentive plan.

    As of the record date, Mr. Kitze, including his affiliates, and NBC, collectively owned 4,310,708 shares or approximately 21.1% of the Xoom.com outstanding common stock. Mr. Kitze and NBC have agreed to vote their shares in favor of the transactions. Accordingly, the vote of stockholders owning an additional 5,920,678 shares or 28.9% of Xoom.com common stock is required to approve both the merger agreement, contribution agreement and the stock incentive plan, assuming all shares of Xoom.com common stock are present in person or by proxy at the meeting.


    As of the record date, the executive officers and directors of Xoom.com and their affiliates collectively owned 3,966,986 shares of Xoom.com common stock representing approximately 19.4% of the outstanding shares.


NASDAQ LISTING (PAGE 73)


    NBCi has applied to have the Class A common stock listed on The Nasdaq National Market under the symbol "NBCI." It is a condition to the closing of the merger agreement and contribution agreement that The Nasdaq National Market has approved for listing the shares of Class A common stock to be issued in connection with the transactions, subject only to official notice of issuance.



    NBCi has also applied to have the Class A common stock listed on EASDAQ.



GOVERNMENTAL AND REGULATORY MATTERS (PAGE 70)


    U.S. antitrust laws prohibit NBC, Xoom.com and CNET from completing the transactions until they have furnished information to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission and a required waiting period has ended or been terminated early. NBC, Xoom.com and CNET furnished the required information on July 2, 1999 and the waiting period expired on August 1, 1999.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE 71)


    The obligation of Xoom.com to complete the merger of Xenon 3 with Xoom.com pursuant to the merger agreement is conditioned upon the receipt by Xoom.com of an opinion of its counsel that, for U.S. federal income tax purposes, the merger will qualify as either or both of (A) a contribution of Xoom.com stock to NBCi qualifying under Section 351 of the Internal Revenue Code, or (B) a tax-free reorganization under Section 368 of the Internal Revenue Code. Provided the merger so qualifies, Xoom.com stockholders will not recognize any gain or loss upon the exchange of their Xoom.com common stock for NBCi Class A common stock. In the event that Xoom.com is unable to obtain this opinion, Xoom.com is permitted under the merger agreement to waive the receipt of the opinion as a condition to its obligation to complete the merger. As of the date of this proxy statement/prospectus, Xoom.com does not intend to waive the receipt of this opinion as a condition to its obligation to complete the merger. In the event of such a failure to obtain the opinion and a determination by Xoom.com to waive receipt of an opinion as a condition to the completion of the merger, Xoom.com will resolicit the votes of its stockholders to approve the adoption of the merger agreement.
    TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER OF XENON 3 WITH XOOM.COM WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

ANTICIPATED ACCOUNTING TREATMENT (PAGE 72)

    The transactions contemplated by the merger agreement and the contribution agreement will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles.

                     SUMMARY SELECTED FINANCIAL INFORMATION
              SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA
                       CONDENSED COMBINED FINANCIAL DATA

    The following selected historical financial data of Xoom.com, SNAP and the NBC Multimedia Division, which consists of NBC.com, NBC-IN.com and VideoSeeker, have been derived from their respective historical financial statements, and should be read in conjunction with those financial statements and the related notes. The selected unaudited pro forma condensed combined financial data of Xoom.com, SNAP and the NBC Multimedia Division are derived from the unaudited pro forma condensed combined financial information, which gives effect to the transactions as a purchase, and should be read in conjunction with the unaudited pro forma condensed combined financial information and related notes, which begin on page 104 of this proxy statement/prospectus.

    For pro forma purposes, the historical statements of operations of Xoom.com, SNAP and the NBC Multimedia Division for the year ended December 31, 1998 and the six months ended June 30, 1999 have been combined to give effect to the transactions as if they had occurred on January 1, 1998 and January 1, 1999, respectively.
    The unaudited pro forma condensed combined balance sheet data assumes that the transactions took place as of June 30, 1999 and combine the historical balance sheets of Xoom.com, SNAP and the NBC Multimedia Division and other purchase adjustments at that date.
    The final purchase price allocation will be calculated based on NBC Multimedia's and SNAP's balance sheets and SNAP's stock options outstanding at the date the transaction is consummated.
    The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial condition of NBCi.

                 XOOM.COM'S SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  PERIOD FROM
                                                APRIL 16, 1996        YEAR ENDED          SIX MONTHS ENDED
                                                  (INCEPTION)        DECEMBER 31,             JUNE 30,
                                                    THROUGH        -----------------  -------------------------
                                               DECEMBER 31, 1996    1997      1998       1998          1999
                                               -----------------   -------  --------  -----------   -----------
                                                                                      (UNAUDITED)   (UNAUDITED)
HISTORICAL STATEMENTS OF OPERATIONS DATA:
Net revenue..................................       $   --         $   841  $  8,318    $ 2,565       $10,947
Loss from operations.........................         (439)         (3,132)   (9,356)    (3,339)      (12,993)
Net loss.....................................         (439)         (3,132)  (10,798)    (3,339)      (10,050)
Net loss per share--basic and diluted........        (0.89)          (0.64)    (1.37)     (0.52)        (0.66)
Number of shares used in per share
 calculation--basic and diluted..............          496           4,874     7,879      6,402        15,288

                                                                        DECEMBER 31,
                                                                   ----------------------   JUNE 30,
                                                                   1996   1997     1998       1999
                                                                   ----  -------  -------  -----------
                                                                                           (UNAUDITED)
HISTORICAL BALANCE SHEET DATA:
Cash and cash equivalents and short-term marketable securities...  $  1  $     6  $56,575    $165,413
Working capital (deficit)........................................   156   (1,400)  52,560    160,068
Total assets.....................................................   705      782   66,874    292,464
Long-term debt and capital lease obligations, less current
 portion.........................................................    --       --      528        429
Total stockholders' equity (deficit).............................   560     (873)  60,333    277,922

                 SNAP! LLC'S SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   YEAR ENDED          SIX MONTHS ENDED
                                                  DECEMBER 31,             JUNE 30,
                                               ------------------  -------------------------
                                                 1997      1998       1998          1999
                                               --------  --------  -----------   -----------
                                                                   (UNAUDITED)   (UNAUDITED)
HISTORICAL STATEMENTS OF OPERATIONS DATA:
Revenues.....................................  $    817  $  7,317    $ 1,958      $ 13,368
Loss from operations.........................   (15,568)  (39,213)    (9,054)      (45,659)
Net loss.....................................   (15,568)  (39,288)    (9,054)      (46,254)
Net loss per unit--basic and diluted.........     (1.33)    (2.95)     (0.77)        (3.19)
Number of units used in per share
 calculation--basic and diluted..............    11,700    13,301     11,700        14,481

                                                DECEMBER 31,
                                               ---------------   JUNE 30,
                                                1997    1998       1999
                                               ------  -------  -----------
                                                                (UNAUDITED)
HISTORICAL BALANCE SHEET DATA:
Cash and cash equivalents....................  $   --  $   865   $     37
Working capital (deficit)....................    (561)     193    (10,566)
Total assets.................................   1,530   11,634     35,380
Long-term debt...............................      --   13,500     30,100
Total members' equity (deficit)..............     602   (7,986)   (11,813)

          NBC MULTIMEDIA DIVISION'S SELECTED HISTORICAL FINANCIAL DATA
                                 (IN THOUSANDS)

                                                            YEAR ENDED         SIX MONTHS ENDED
                                                           DECEMBER 31,            JUNE 30,
                                                         ----------------  -------------------------
                                                          1997     1998       1998          1999
                                                         -------  -------  -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
HISTORICAL COMBINED STATEMENTS OF OPERATIONS DATA:
Revenues...............................................  $ 3,232  $11,615    $ 4,248       $ 8,925
(Loss) income from operations..........................   (7,739)  (3,050)    (2,793)        3,630
Net (loss) income......................................   (7,739)  (3,050)    (2,793)        3,630

                                                             DECEMBER 31,
                                                         ---------------------   JUNE 30,
                                                           1997        1998        1999
                                                         ---------  ----------  -----------
                                                                                (UNAUDITED)
HISTORICAL COMBINED BALANCE SHEET DATA:
Working capital (deficit)..............................  $     350  $      407   $     (15)
Total assets...........................................      2,321       2,909       2,578
Long-term debt.........................................         --          --          --
Parent Company's investment and net advances...........       (429)    (13,610)    (19,869)

     NBCI'S SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      YEAR ENDED     SIX MONTHS
                                                                                     DECEMBER 31,      ENDED
                                                                                         1998      JUNE 30, 1999
                                                                                     ------------  --------------
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS DATA:
Net revenue........................................................................   $   28,132    $     33,531
Loss from operations...............................................................     (300,723)       (180,770)
Net loss...........................................................................     (300,253)       (176,890)
Net loss per share--basic and diluted..............................................        (7.22)          (3.68)
Number of shares used in per share calculation--basic and diluted..................       41,595          48,014

                                                                                                       AS OF JUNE
                                                                                                        30, 1999
                                                                                                      ------------
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments..................................................  $    190,949
Working capital.....................................................................................       231,145
Total assets........................................................................................     2,323,211
Long-term debt and capital lease obligations, less current portion..................................       370,429
Total stockholders' equity..........................................................................     1,897,327

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
    The following table sets forth (1) historical net loss per share of Xoom.com and SNAP and historical book value per share of Xoom.com and SNAP; (2) unaudited pro forma condensed combined net loss per share and unaudited pro forma condensed combined book value per share data of NBCi after giving effect to the transactions; and (3) unaudited equivalent pro forma condensed combined net loss per share and unaudited equivalent pro forma condensed combined book value per share data of SNAP based on the exchange ratio of 1.2853 of a share of NBCi's common stock for each unit of SNAP. As the NBC Multimedia Division consists of operating units, and not subsidiaries, of NBC, net loss per share information is not meaningful.

    The information in the table should be read in conjunction with the financial statements of Xoom.com, SNAP and the NBC Multimedia Division and the related notes beginning on pages F-3, F-34 and F-51, respectively, in this proxy statement/prospectus and the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/ prospectus. The unaudited pro forma condensed combined financial information is not necessarily indicative of the net loss per share or book value per share that would have been achieved had the transaction been consummated as of the dates indicated and should not be construed as representative of these amounts for any future dates or periods.

                                                                                                          SNAP
                                                                                                       EQUIVALENT
                                                                                         PRO FORMA     PRO FORMA
                                                                   HISTORICAL (1)        CONDENSED     CONDENSED
                                                              ------------------------    COMBINED      COMBINED
                                                               XOOM.COM       SNAP          (2)          (2)(3)
                                                              -----------  -----------  ------------  ------------
Net loss per share--basic and diluted
  For the year ended December 31, 1998......................   $   (1.37)  $     (2.95)
  For the six months ended June 30, 1999....................       (0.66)        (3.19)
Book value per share at June 30, 1999.......................       11.95       (817.85)  $     6.02    $     7.74

------------------------
(1) Historical book value per share is computed by dividing stockholders' equity less goodwill and other intangible assets by the number of shares of common stock or units outstanding at the end of each period. Because the NBC Multimedia Division consists of operating units, and not subsidiaries, of NBC, net loss per share information is not meaningful.
(2) The pro forma condensed combined book value per share is computed by dividing pro forma stockholders' equity less goodwill and other intangible assets, including the effect of pro forma adjustments, by the pro forma number of shares of NBCi common stock which would have been outstanding had the transactions been consummated as of June 30, 1999.
(3) The SNAP equivalent pro forma condensed combined per share amounts are calculated by multiplying the pro forma condensed combined book value per share amounts by the exchange ratio of 1.2853 of a share of Xoom.com common stock for each unit of SNAP. Because the NBC Multimedia Division consists of operating units, and not subsidiaries, of NBC, equivalent pro forma condensed combined book value per share information is not meaningful.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE DECIDING WHETHER TO VOTE FOR THE TRANSACTIONS. ALL OF THESE RISKS COULD IMPAIR NBCI'S BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. IN EVALUATING THE RISKS OF INVESTING IN NBCI, YOU SHOULD ALSO EVALUATE THE OTHER INFORMATION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS.

RISKS RELATED TO THE TRANSACTIONS AND TO NBCI'S BUSINESS

    THE FAILURE OF NBCI TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF XOOM.COM,
     SNAP AND THE NBC CONTRIBUTED INTERNET BUSINESSES COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS OPERATIONS

    The inability of NBCi's management to integrate successfully the operations of SNAP and Xoom.com and the NBC contributed Internet businesses could have a material adverse effect upon the business, operating results and financial condition of NBCi. In addition, the benefits of the transactions may not be realized and NBCi's stock price could be adversely affected. The anticipated benefits of the transactions will depend substantially on whether Xoom.com, SNAP and the NBC contributed Internet businesses can be integrated by NBCi in an efficient and effective manner. NBCi can provide no assurance that this will occur. The combination of the NBCi properties will require, among other things, the technological integration of the Xoom.com, Snap.com, NBC.com, NBC-IN.com and VideoSeeker.com Web sites and the coordination of the sales, marketing and research and development efforts of Xoom.com, SNAP and the NBC contributed Internet businesses.

    Some of the factors contributing to the risks attendant to integration faced by NBCi are:


    - difficulties and expenses of integrating operations, technology and personnel into NBCi's operations while preserving the goodwill of the NBCi businesses;


    - the additional financial resources that may be needed to fund the operations of NBCi;


    - the potential disruption caused to the businesses of Xoom.com, SNAP and the NBC contributed Internet businesses by the need to dedicate management and other resources to completing the transactions;


    - the difficulty of creating and maintaining uniform standards, controls, procedures and policies;


    - the ability of NBCi's management to manage the substantial expansion of NBCi's employee base and the integration of teams that have not previously worked together while dealing with the potential loss of any key employees of Xoom.com, SNAP and the NBC contributed Internet businesses;


    - the impairment of relationships with employees and customers as a result of changes in management; and

    - the different geographic locations of the principal operations of each of Xoom.com, SNAP and the NBC contributed Internet businesses.

    NBCi cannot assure you that NBCi will be able to integrate the NBCi businesses smoothly or successfully. The integration of operations following the closing of the transactions will require the dedication of management resources, which may distract attention from the day-to-day operations of NBCi.

    NBCI CANNOT ASSURE YOU THAT IT WILL BE PROFITABLE BECAUSE IT HAS NO
     OPERATING HISTORY AND THE COMPANIES AND PROPERTIES COMPRISING NBCI HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES

    NBCi was incorporated in May 1999 and has no operating history. Xoom.com was founded in April 1996 and has a limited operating history. SNAP began operations in December 1996 and the Snap.com Web site was launched by CNET in September 1997. SNAP was spun-off from CNET as an independent entity owned by CNET and NBC in June 1998. NBC.com, NBC-IN.com and VideoSeeker.com began operations in August 1995, October 1997, and May 1998, respectively. NBC launched CNBC.com in June 1999. In addition, Xoom.com, SNAP and the NBC contributed Internet businesses have not achieved positive annual operating cashflows and NBCi expects to incur net losses for the foreseeable future.

    Because of the limited operating histories of NBCi's businesses and the uncertain nature of the rapidly changing markets NBCi will serve, future results of operations cannot be predicted. Moreover, it is difficult for NBCi to plan or anticipate NBCi's revenue potential and operating expenses based on the limited historical financial data of the NBCi businesses.

    NBCi currently expects that its operating expenses will continue to increase significantly as NBCi expands its sales and marketing operations, continues to develop and extend the SNAP and other NBCi brands, funds greater levels of product development, develops and commercializes additional media properties, and acquires complementary businesses and technologies. Accordingly, NBCi will need to increase revenues to be profitable. As a result, NBCi may experience significant losses on a quarterly and annual basis. If NBCi's actual revenue is lower than predicted, it may be unable to adjust its operating expenses accordingly. If revenues do not grow as expected or increases in expenses are not in line with forecasts, there could be a material adverse effect on NBCi's business, results of operations and financial condition. If NBCi's operating results in any period fall below the expectations of securities analysts and investors, the market price of NBCi's shares would likely decline.

    NBCI AND THE NBCI BUSINESSES WILL BE SUBJECT TO ALL OF THE RISKS AND
     DIFFICULTIES FREQUENTLY ENCOUNTERED BY EARLY STAGE COMPANIES

    The prospects of the NBCi businesses are subject to all of the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly those involved in the Internet and in e-commerce. These risks include the following uncertainties and potential adverse developments:

    - the uncertainty of the level of use of the Internet and online services and the acceptance of the Internet and other online services and products such as those NBCi will offer;

    - the lack of success of NBCi's proposed business model on the Internet;

    - NBCi's failure to continue to develop and extend the SNAP and other NBCi brands;

    - NBCi's inability to obtain needed financing;

    - higher than anticipated marketing costs that NBCi will need to incur in order to maintain and enhance SNAP and the other NBCi brands;

    - NBCi's inability to generate significant e-commerce revenue or premium service revenue from its members;

    - NBCi's inability to maintain and increase levels of traffic and membership on the NBCi Web sites or to manage rapidly expanding operations effectively;

    - the emergence of new services offered by NBCi's competitors that affect the level of traffic on the NBCi Web sites and NBCi's ability to expand its membership base;

    - NBCi's ability to predict demand for products and services it offers and to optimize inventory levels accordingly;

    - NBCi's inability to meet minimum guaranteed impressions under advertising agreements;

    - NBCi's failure to adapt to the mix of types of advertising NBCi will sell and developments relating to advertising on the Web;

    - NBCi's failure to anticipate and adapt to a developing Internet market and increased competition;

    - NBCi's inability to upgrade, develop and deploy its network, systems and infrastructure and attract new personnel in a timely and effective manner; and

    - the failure of NBCi's server and networking systems to handle traffic on NBCi's Web sites efficiently.

    IF NBCI DOES NOT SUCCESSFULLY INTEGRATE THE WEB SITES OF XOOM.COM, NBC.COM,
     NBC-IN.COM AND VIDEOSEEKER.COM INTO THE SNAP.COM WEB SITE OR IF USERS DO NOT ACCEPT THE INTEGRATED SNAP.COM WEB SITE NBCI'S OPERATIONS COULD BE ADVERSELY AFFECTED

    NBCi believes that combining the content, promotion, brands and technologies of the NBCi Internet properties is a critical aspect of NBCi's efforts to attract and expand its Internet audience and to differentiate NBCi from its competitors. While NBCi intends to integrate the Xoom.com, NBC.com, NBC-IN.com and VideoSeeker.com Web sites with the Snap.com Web site as soon as practicable after the closing of the transactions, there can be no assurance that the integrated service can be successfully developed and launched in this time frame. In addition, NBCi's Web sites may not have all of the functionality and services currently planned. If consumers do not perceive the content and experience of NBCi's Web sites to be of high quality, or if NBCi introduces new Internet sites or enters into new business ventures that are not favorably received by users, NBCi will be unsuccessful in expanding its Internet audience. NBCi can provide no assurances that it will be able to successfully integrate the Xoom.com, NBC.com, NBC-IN.com and VideoSeeker.com Web sites with the Snap.com Web site on a timely basis, or at all.

    NBCI ANTICIPATES THAT BUSINESS WILL FLUCTUATE FROM ONE PERIOD TO THE NEXT
     DUE TO ITS INITIAL RELIANCE ON SHORT-TERM ADVERTISING AGREEMENTS AND SEASONAL FLUCTUATIONS, WHICH COULD HARM NBCI'S RESULTS OF OPERATIONS

    Initially, a substantial portion of NBCi's net revenue is expected to be from short-term advertising contracts, usually one to two months in length. That means NBCi's quarterly net revenue will be a function of the contracts it enters into within the quarter and its ability to adjust spending in light of any net revenue shortfalls. As a result, the cancellation of even a small number of advertising contracts could significantly affect NBCi's operating results. NBCi's operating expenses are likely to increase significantly over the near term. To the extent that NBCi's expenses increase but its revenues do not, its business, operating results and financial condition may be materially and adversely affected.

    Advertising revenue is also linked to the level of traffic on NBCi's Web sites, so if traffic is less than the level expected by NBCi's advertising customers, revenue from this source could be affected. NBCi will have some advertising contracts that include a guaranteed minimum number of impressions on NBCi's Web sites. Reduced traffic on NBCi's Web sites would cause NBCi to fall short in meeting these minimum requirements and, as a result, NBCi may give credits to its advertisers and reduce advertising rates, which would lead to a reduction in NBCi's revenue from advertising.

    Advertising revenues are also subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters and user traffic on online media properties has been lower during the summer and during year-end vacation and holiday periods. As a result, NBCi's results of operations can be expected to fluctuate throughout the year, which may have a material adverse effect on NBCi's business and financial condition.

    NBCI'S FAILURE TO ATTRACT ADVERTISING REVENUE IN QUANTITIES AND AT RATES
     THAT ARE SATISFACTORY TO NBCI COULD HARM ITS BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    NBCi expects to derive a significant portion of NBCi's net revenue from the sale of advertisements, including banners, buttons, windows and text links.

    It is uncertain whether Web advertising will continue to grow at a rate that will support expansion in NBCi's revenue. The Internet as a marketing and advertising medium has not been available for a sufficient period of time to gauge accurately its effectiveness as compared with traditional media. Many of NBCi's suppliers and advertisers have only limited experience with the Web as a marketing and advertising medium.

    The ability to generate significant advertising revenues will depend upon:

    - the development of a large base of users of services possessing demographic characteristics attractive to advertisers;

    - the ability to continue to develop and update effective advertising delivery and measurement systems; and

    - advertising rates.

    No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising. Advertisers may determine that banner advertising, which will comprise a substantial portion of NBCi's revenues, is not an effective advertising medium. If other forms of Web-based advertising prove more popular than banner advertisements, NBCi may not be able to change its operations to take advantage of such forms. Advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. NBCi's advertising customers may not accept the internal and third-party measurements of impressions received by advertisements on NBCi online media properties and such measurements may contain errors. NBCi will rely primarily on NBCi's internal advertising sales force for domestic advertising sales, which involves additional risks and uncertainties, including risks associated with the recruitment, retention, management, training and motivation of sales personnel. As a result of these factors, NBCi may not be able to sustain or increase advertising sales levels. Failure to do so may have a material adverse effect on NBCi's business, operating results and financial position.

    INCREASED COMPETITION MAY EXERT DOWNWARD PRICING PRESSURE ON ADVERTISING
     CONTRACTS

    NBCi will compete for a fixed amount of money available for advertising and promotions. NBCi will compete with online services as well as traditional offline media such as television, radio, print and outdoor advertising for a share of advertisers' total advertising budgets. Industry sources indicate that the number of companies selling Web-based advertising and the available inventory of online advertising space has recently increased substantially. Advertisers have not yet devoted a significant portion of their advertising budgets to Web-based advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. In 1998, advertising on the Web represented approximately 1.2% of overall advertising spending in the United States according to industry sources. Accordingly, NBCi may face increased pricing pressure for the sale of advertisements, which could reduce its advertising revenues. In addition, NBCi's sales may be adversely affected to the extent that its competitors offer superior advertising services that better target users or provide better reporting of advertising results.

    BECAUSE NBC WILL HAVE SIGNIFICANT INFLUENCE OVER THE MANAGEMENT AND STRATEGY
     OF NBCI, THE ABILITY OF THE EXISTING STOCKHOLDERS OF XOOM.COM TO DETERMINE THE OUTCOME OF MATTERS WILL BE REDUCED


    Upon the closing of the transactions, NBC and its affiliates are expected to own approximately 47.3% of the outstanding common stock of NBCi. If the convertible notes are converted, this ownership interest could increase up to approximately 52.6%, although such conversion cannot occur for a period of one year following closing. Even before the convertible notes are converted, however, CNET has agreed to vote its shares of Class A common stock in the same manner as NBC with respect to change in control transactions involving NBCi, enabling NBC to determine the outcome of such vote. In addition, NBC and its affiliates have rights to maintain their percentage ownership in the event of dilutive issuances of stock by NBCi. As a result, NBC may be able to exercise effective control in the future over many matters requiring approval by NBCi's stockholders, including amending NBCi's restated certificate of incorporation and amended and restated bylaws, the issuance of additional shares of Class B common stock of NBCi or the adoption of a stockholders rights plan.



    In addition, NBC and its affiliates have the right to elect six of the 13 members of the NBCi board of directors, and will retain that right so long as they own 20% of the outstanding shares of common stock of NBCi. Following conversion of the convertible notes, for so long as NBC and its affiliates own 35% or more of the outstanding shares of NBCi common stock, NBC and its affiliates will have the right to elect seven of the 13 members of the NBCi board of directors. As long as the NBC directors do not constitute a majority of the NBCi board of directors, several significant corporate actions by NBCi will require the approval of NBC's directors, including a change in control of NBCi or its significant subsidiaries and significant sales of assets or securities by NBCi. For as long as there are any Class B directors, those directors will have the exclusive ability to remove the chief executive officer and to appoint the chief financial officer and the general counsel of NBCi. In addition, Robert C. Wright, the president and chief executive officer of NBC, will serve as the chairman of the board of NBCi. Many of these rights will be embodied in the restated certificate of incorporation of NBCi, and as a result any amendment will require a vote of the stockholders of NBCi. See "Description of Capital Stock."


    Because of these rights, NBC will have the ability to exert significant influence over the management and strategy of NBCi. While NBC's directors are obligated by Delaware law to act in the best interests of NBCi and its stockholders, NBC's views concerning the management and strategy of NBCi may be different from the strategy taken in the past by the board of directors and management of Xoom.com.

    NBC WILL BE ABLE TO ENGAGE FREELY IN MANY ACTIVITIES WHICH MAY BE
     COMPETITIVE WITH THE BUSINESS OF NBCI


    Under the brand integration and license agreement, NBC is obligated not to license competitors of NBCi to co-brand the portal community and e-commerce services of such competitors with specified NBC marks, and NBC may not operate a general portal service, a broad-based community service or a broad-based e-commerce service other than through NBCi. However, apart from the restrictions in the brand integration and the license agreement, the restated certificate of incorporation of NBCi provides that NBC has the right to engage in, and has no duty to refrain from engaging in, the same or similar activities or lines of business as NBCi, to do business with potential or actual customers and suppliers of NBCi and to employ any employee of NBCi. In the event that NBC learns of a potential corporate opportunity of both NBC and NBCi, NBC has no duty to communicate or present the opportunity to NBCi management. NBC will have no liability to NBCi or its stockholders for breach of any fiduciary duty which may be applicable to NBC as a major stockholder of NBCi for acquiring or pursuing any corporate opportunity for itself, directing the opportunity to another person or company, or failing to communicate information about the opportunity to NBCi.


    Moreover, the certificate of incorporation of NBCi provides that persons who are directors or officers of NBCi and also of NBC are deemed to have fully satisfied their fiduciary duties to NBCi with respect to corporate opportunities of NBC and NBCi if they act consistently with the policy regarding corporate opportunities set forth in the certificate of incorporation of NBCi. In particular, a corporate opportunity offered to any person who is a director, but not an officer, of NBCi and who is also a director or officer of NBC belongs to NBCi only if offered in writing to such person solely in his or her capacity as a director of NBCi, and otherwise belongs to NBC.


    These provisions are effective for so long as NBC owns at least 20% of the common stock of NBCi and at least one person who is a director or officer of NBCi is also a director or officer of NBC. In addition, amendment of these provisions of the restated certificate of incorporation of NBCi in a manner adverse to NBC's interests will require the approval of at least 80% of the outstanding common stock of NBCi.

    While as NBCi's principal stockholder NBC has a significant financial interest in NBCi's success, NBC also has the objective of maximizing value for its parent company, GE, and the stockholders of GE. There may be circumstances under which NBC's corporate objectives conflict with the operations or strategy of NBCi, and, except as may otherwise be required by law, NBC has no obligation to act in a manner beneficial to NBCi in the event of such a conflict. For example, NBC has entered into a distribution and marketing agreement with ValueVision International, Inc. with respect to its home shopping and transactional television service, and an affiliate of NBC is a principal shareholder of ValueVision. NBC is also the parent company of the CNBC cable channel and will own 90% of CNBC.com LLC. Moreover, NBC distributes its owned and licensed television programming and other content over a wide array of media in varied formats, including videostreaming and other methods of distribution of video content via the Internet, and the transactions will not limit its ability to continue to do so or to develop new methods of distribution or delivery or forms of content independently from NBCi. In addition, the value of NBC-IN.com will be dependent on NBCi's ability to negotiate content and distribution relationships with NBC's affiliated television stations, including the 13 stations owned by NBC. Although NBC is obligated to comply with the terms of the brand integration and license agreement, there can be no assurance that NBC will not engage in activities which are competitive with or otherwise negatively affect the business of NBCi. Any such action by NBC may have a material adverse effect on NBCi's business, operating results and financial condition.

    NBC'S RELATIONSHIPS WITH ITS STRATEGIC PARTNERS WILL LIMIT NBCI'S ABILITY TO
     ENTER INTO STRATEGIC RELATIONSHIPS AND TO PROVIDE NEWS, INCLUDING SPORTS AND BUSINESS NEWS, ON ITS WEB SITES

    NBC's relationships with its existing strategic partners and NBCi's future relationships with partners may limit NBCi's ability to enter into other strategic relationships or provide services that NBCi might otherwise offer on its Web sites. For example, NBC has a relationship with Microsoft which limits in significant respects the ability of NBC and its affiliates to provide news, including sports and business news, on any Web site other than MSNBC.com. In addition, the ability of NBC and its affiliates to deliver business news video on an interactive basis via the Internet is restricted by the terms of NBC's joint ventures with Microsoft and Dow Jones. NBCi may enter into similar or other non-compete arrangements with strategic partners that may limit its ability to engage in or provide some activities or services.

    EXISTING USERS, MEMBERS AND CUSTOMERS OF XOOM.COM, SNAP AND THE NBC
     CONTRIBUTED INTERNET BUSINESSES MAY NOT CONTINUE TO USE NBCI'S PRODUCTS AND SERVICES


    There can be no assurance that the present and potential customers of SNAP, Xoom.com and the NBC Internet businesses will continue their current usage and buying patterns without regard to the proposed transactions. For example, there can be no assurance that large media companies and other competitors of NBC will elect to advertise or provide content to the integrated Snap.com Web site. Any significant delay or reduction in sales or orders could have an adverse effect on the near-term business and results of operations of NBCi. In addition, there can be no assurance that the integration of NBCi's Internet properties with the Snap.com Web site will not confuse or cause a decline in loyalty among users or customers of the Xoom.com, Snap.com and the NBC Internet property Web sites.


    THE COSTS OF THE TRANSACTIONS AND THE COSTS OF INTEGRATING NBCI'S PROPERTIES
     ARE SUBSTANTIAL AND WILL MAKE IT MORE DIFFICULT FOR NBCI TO ACHIEVE PROFITABILITY

    NBCi will incur substantial costs in connection with the transactions which may make it more difficult to achieve profitability in the future. NBCi estimates that it will incur costs of approximately $21.9 million associated with the transactions. These costs will consist of transaction fees for investment bankers, attorneys, accountants and other related costs incurred by NBC, Xoom.com, SNAP and CNET.

These nonrecurring transaction costs will be recorded as goodwill upon consummation of the transactions. NBCi expects to incur additional nonrecurring restructuring charges, currently estimated to be approximately $1.6 million. There can be no assurance that NBCi will not incur additional charges in excess of these amounts to reflect costs associated with the transactions, including the costs of integrating the NBCi properties.

    NBCI IS IN A HIGHLY COMPETITIVE INDUSTRY AND SOME OF ITS COMPETITORS MAY BE
     MORE SUCCESSFUL IN ATTRACTING AND RETAINING CUSTOMERS

    The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, except that the ability to secure financial resources necessary to promote brand awarness is increasingly becoming a barrier to entry in the market in which NBCi intends to compete. NBCi expects that competition will continue to intensify. Negative competitive developments could have a material adverse effect on NBCi's business and the trading price of its Class A common stock. In addition, even if the integration of NBCi Internet properties is successful, NBCi's competitors may still have superior or more attractive product offerings.

    NBCi will compete with many other providers of online navigation, information and community services, such as Yahoo! (including GeoCities and Broadcast.com), America Online (including AOL.com, Netcenter and ICQ), AltaVista, Excite@Home, Disney (including the GO Network, which is jointly operated with Infoseek), Lycos (including HotBot and Tripod) and Microsoft Corporation (including msn.com).

    The NBCi businesses will compete directly with a great number of other Internet sites and other media companies across a wide range of different online services with advantages in technical expertise, brand recognition and other factors, including:

    - metasearch services and software applications that allow a user to search the databases of several directories and catalogs simultaneously;

    - database vendors that offer information search and retrieval capabilities with their core database products;

    - Web-based e-mail and instant messaging services either on a stand alone basis or integrated into other products and media properties;

    - online merchant hosting services and the entry of an increasing number of companies selling goods and services on the Internet;

    - online content Web sites such as ESPN.com and ZDNet.com;

    - online local interactive content Web sites, such as Excite@Home's City Guides, Lycos City Guides, America Online's Digital City, Ticketmaster Online-CitySearch, Yahoo! Get Local and Microsoft Sidewalk;

    - online video broadcast services, such as CNN VideoSelect, RealNetworks and FoxNews;

    - online community Web sites, such as iVillage, Tripod, WhoWhere, GeoCities and theglobe.com; and

    - potential new entrants in any one or all of these areas, or new areas not considered.

    In order to effectively compete, NBCi may need to expend significant internal engineering resources or acquire other technologies and companies to provide such capabilities. Any of these acquisitions could be dilutive to NBCi's stockholders.

    The amended carriage agreement limits CNET's ability to compete with SNAP to provide a broad based information, navigation and content aggregation service. These restrictions, however, will no longer apply after May 9, 2000. As a result, CNET could become a competitor of SNAP. This could have a material adverse effect on NBCi's business and the trading price of its Class A common stock.

    ANY INCREASE IN COMPETITION IN THE E-COMMERCE MARKET COULD ADVERSELY AFFECT
     NBCI'S ABILITY TO MAINTAIN OR IMPROVE ITS POSITION IN THE MARKET RELATIVE TO THAT OF NBCI'S COMPETITORS

    NBCi expects intense competition in the e-commerce market from an ever increasing number of companies selling goods and services over the Internet, particularly goods and services that relate to the use of computers. These competitors include: traditional computer retailers including CompUSA; various mail-order retailers; Internet-focused retailers including Amazon.com, Egghead's Egghead.com, software.net and New England Circuit Sales' NECX Direct; manufacturers that sell directly over the Internet including IBM, Dell Computer, Gateway and Apple Computer; and many software companies. In addition, a number of online service providers including America Online and the Microsoft Network offer computer products directly or in partnership with other retailers. Finally, new competitors may also emerge.

    Increased competition from these and other sources could require NBCi to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to NBCi than it could otherwise establish or obtain, and thus could have a material adverse effect on NBCi's business, prospects, financial condition and results of operations.

    MARKET CONSOLIDATION HAS CREATED AND CONTINUES TO CREATE COMPANIES THAT ARE
     LARGER AND HAVE GREATER RESOURCES THAN NBCI

    In the recent past, there have been a number of significant acquisitions and strategic plans announced among and between NBCi's anticipated competitors, including:

    - Disney's acquiring the remaining interest in Infoseek not already owned by Disney;

    - AOL's acquiring Netscape;

    - @Home Network, a provider of high-speed Internet access serving the cable television infrastructure and whose largest stockholder is AT&T, acquiring Excite;

    - Yahoo!'s acquiring both GeoCities and Broadcast.com; and

    - CMGI's acquiring 83% of AltaVista.

    The effect of these completed and pending acquisitions and strategic plans on NBCi cannot be predicted with accuracy, but some of these competitors are aligned with companies that are larger or more well established than NBCi. In addition, these competitors include television broadcasters with access to unique content and substantial marketing resources that could be used to assist NBCi's competitors. As a result, these competitors may have access to greater financial, marketing and technical resources than NBCi.

    RECENT ALLIANCES HAVE RESULTED IN COMPETITORS OFFERING A BROADER VARIETY OF
     INTERNET RELATED SERVICES THROUGH MORE INTEGRATED WEB SITES AND THE USE OF PROMINENT SEARCH BUTTONS TO DIRECT TRAFFIC, WHICH MAY MAKE IT MORE DIFFICULT FOR INTERNET USERS TO FIND AND USE NBCI'S PRODUCTS AND MEDIA PROPERTIES

    As discussed above, recent acquisitions and alliances will result in greater competition as more users of the Internet consolidate on fewer services that incorporate search and retrieval features. In addition, providers of software and other Internet products and services are incorporating search and retrieval features into their offerings. For example, Web browsers offered by Microsoft and by America Online's Netscape increasingly incorporate prominent search buttons that direct search traffic to competing services. These features could make it more difficult for Internet users to find and use NBCi's products and services.

    In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to SNAP's into their browsers or their browsers' pre-set home pages. Microsoft recently announced that it will feature and promote Internet search services provided by Alta Vista and signed a long term partnership with LookSmart to provide directory services in the Microsoft Network and other Microsoft online properties. Such search services may be tightly integrated into future versions of the Microsoft operating system, the Internet Explorer browser, and other software applications, and Microsoft may promote such services within the Microsoft Network or through other Microsoft affiliated end-user services such as WebTV Networks. Each of these situations creates a potential competitive advantage over NBCi because Internet navigational offerings of competitors are more conveniently accessed by users.

    IF NBCI'S INVESTMENT OF RESOURCES IN PROMOTING SNAP AND THE OTHER NBCI
     BRANDS IS NOT SUCCESSFUL, THE RESULTS OF NBCI'S OPERATIONS COULD BE ADVERSELY AFFECTED

    As the number of Internet sites grows, brand recognition will play an increasingly important role. Establishing and promoting SNAP and the other NBCi brands in the face of pressures from NBCi's competitors will be critical to further developing its member and user base as well as various strategic and commercial relationships. NBCi will need to continue to devote substantial financial and other resources to maintain the distinctiveness of SNAP and other NBCi brands to members, advertisers and commerce partners through:

    - Web advertising and marketing;

    - traditional media advertising campaigns in television, print, radio and billboards; and

    - providing a high quality user experience.


    For this purpose, NBCi has agreed to purchase at least $405 million of promotional services from NBC over a four year period to promote SNAP and the other NBCi brands as well as NBCi's products and services. The results of NBCi's operations could be adversely affected if this investment of financial and other resources in promoting NBCi's brands does not generate a corresponding increase in net revenue, or if the expense of promoting SNAP and the other NBCi brands becomes excessive.


    NBCI WILL BE SIGNIFICANTLY DEPENDENT UPON THE QUALITY OF THE NBC BRAND

    A deterioration in the quality or value of the NBC brand or the termination of the brand integration and license agreement may have a material adverse effect on the business, operating results and financial condition of NBCi. Xoom.com, SNAP and NBC believe licensed use of the NBC brand is a critical aspect of NBCi's efforts to retain, attract and expand its user and advertiser base, both through the advertising and promotion NBCi will purchase on the NBC television network as well as the inclusion of the NBC brand on the NBCi Web sites. The television industry is characterized by a small number of participants with significant financial resources and substantial experience in a wide variety of media, and consequently is extremely competitive. The success of each television network is often dependent upon its ability to deliver programming that appeals to viewers. Television programming often requires substantial lead time to develop and produce, and seasonal network schedules are typically designed months before actually being aired. This limits a network's flexibility to alter programming to respond to changes in viewers' tastes. The relative ranking of television networks fluctuates continuously. Each network conducts its own research and obtains research from third parties in order to evaluate its appeal to a complex variety of demographic groups, and each network uses this information to promote its television programming and negotiate pricing with advertisers. While NBC has enjoyed significant success in broadcast and cable television and expects to continue to devote its efforts to continuing this success, NBCi cannot be assured that NBC television programming will continue to appeal to viewers generally, or to the particular demographic groups which are valued by advertisers. Consequently, NBCi cannot predict the extent to which use of the NBC brand will have a positive effect on NBCi's ability to attract users and advertisers. In addition, NBC may terminate the brand integration and license agreement if, among other reasons, its percentage ownership in NBCi declines to 5% or less, or if there is a change in control of NBCi.

    THE USE OF A COMMUNITY PLATFORM IS UNPROVEN AND DEPENDS ON MAINTAINING AND
     EXPANDING NBCI'S MEMBERSHIP BASE; NBCI DOES NOT KNOW WHETHER THE NBCI'S COMMUNITY PLATFORM WILL BE VIABLE AND PROFITABLE

    A part of NBCi's business model relies on using Xoom.com's community platform and membership base to generate revenues from different sources. To be profitable, NBCi will need to provide goods and services that are attractive to NBCi's members, advertisers and vendors. Xoom.com has previously relied on member-generated content and the "grassroots" voluntary promotional efforts of its members to develop and maintain Xoom.com's profile as a community site. A decline in voluntary promotional activities by the members or member-generated content could make the community services offered by NBCi less attractive.

    NBCi cannot be sure that Internet users will continue to be interested in communities on the Web, or that direct e-mail marketing will prove to be a profitable or effective method of selling goods and services.

    NBCI'S SUCCESS WILL DEPEND UPON THE GROWTH IN THE USE OF THE INTERNET FOR
     E-COMMERCE TRANSACTIONS

    The future success of NBCi also depends on the continued growth in the use of the Internet and the Web for e-commerce transactions. Use of the Internet for retail transactions is a recent development, and the continued demand and growth of a market for services and products via the Internet is uncertain. The Internet may ultimately prove not to be a viable commercial marketplace for a number of reasons, including:

    - unwillingness of consumers to shift their purchasing from traditional retailers to online purchases;

    - lack of acceptable security for data and concern for privacy of personal information;

    - limitations on access and ease of use;

    - congestion leading to delayed or extended response times;

    - inadequate development of Web infrastructure to keep pace with increased levels of use; and

    - increased or excessive government regulation.

    Because of these factors, NBCi does not know whether the business model of NBCi will ultimately be viable and profitable. It is also possible that, in the future, some Internet access providers will act to block or limit the use of e-mail for direct e-commerce solicitations, whether at their own initiative or at the request of users. Members of NBCi may also choose not to receive NBCi's e-mail offerings or may fail to respond to such offerings. If these blocking or limiting programs become popular, there could be a material adverse effect upon the viability of e-commerce on the Web and on NBCi's business, results of operations and financial condition.

    ANY FAILURE OF NBCI'S NETWORK INFRASTRUCTURE COULD HAVE A MATERIAL ADVERSE
     EFFECT ON ITS RESULTS OF OPERATIONS

    NBCi's success depends upon the capacity, reliability and security of its networking hardware and software infrastructure. Any failure in NBCi's networking hardware and software infrastructure could significantly and adversely impact the results of NBCi's operations.

    SNAP and Xoom.com have developed their systems for maintaining their Web sites, processing transactions and managing orders internally. If, in the future, NBCi cannot modify these systems to accommodate increased traffic and an increased volume of transactions and orders, it could suffer slower response time, problems with customer service and delays in reporting accurate financial information.

    Xoom.com uses network servers that are housed separately by application at Exodus Communications, Inc. in Santa Clara, California and Frontier Global Center in Sunnyvale, California. SNAP uses network servers housed at CNET's facility in San Francisco, California, but expects to relocate these servers to the Frontier Global facility by October 1999. There is a risk that the backup system for SNAP's servers constructed at the Frontier Global facility may fail or be inadequate to effect the relocation without any disruption in Internet access. The NBCi Web sites will be connected to the Internet via multiple links on a 24 hour-a-day, seven days per week basis by Exodus and Frontier Global Center. Exodus and Frontier Global Center will also provide and manage power and environmentals for NBCi's networking and server equipment. NBCi will manage and monitor its servers and network remotely from its headquarters in San Francisco, California. NBCi will strive to rapidly develop and deploy high-quality tools and features into its systems without interruption or degradation in service.

    Although agreements with hosting companies will give NBCi remedies for service interruptions, NBCi cannot guarantee that:

    - NBCi will have uninterrupted access to the Internet;

    - NBCi's members and users will be able to reach its Web sites; or

    - communications via NBCi's Web sites will be secure.

    Any disruption in the Internet access provided by NBC's hosting companies, or any interruption in the service that NBC's hosting companies receive from other providers, or any failure of NBC's hosting companies to handle higher volumes of Internet users to NBCi's Web sites could have a material adverse effect on NBCi's business, results of operations and financial condition.

    Despite precautions taken by the NBCi businesses and by the companies that will host NBCi's Web sites, its system will be susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and sabotage. NBCi's systems also will be vulnerable to disruptions from computer viruses and attempts by hackers to penetrate NBCi's network security.

    NBCi will be covered by insurance for loss of income from some of the events listed above, but this insurance may not be adequate to cover all instances of system failure. NBCi also will have insurance against loss of income due to earthquakes, but the amount of such insurance may be insufficient, especially given the frequency and magnitude of earthquakes in Northern California where NBCi's primary facilities and servers will be located.

    Any of the events listed above could cause interference, delays, service interruptions or suspensions and adversely affect NBCi's business and results of operations.

    NBCi must continue to expand and adapt its system infrastructure to keep pace with the increase in the number of members who use the free services it expects to provide. Demands on infrastructure that exceed NBCi's current forecasts could result in technical difficulties with its Web sites. Any system failure that interferes with the access to NBCi's Web sites and the use of the free services NBCi will provide could diminish the level of traffic on its Web sites. Continuing or repeated system failures could impair NBCi's reputation and the NBCi brand names and reduce NBCi's commerce and advertising revenue. At present, NBCi does not know if it will be able to scale the systems to handle a larger amount of traffic at higher transmission speeds. Expanding the network infrastructure will require substantial financial, operational and management resources following the consummation of the transactions, all of which could affect the results of NBCi's operations.

    If, in the future, NBCi cannot modify these systems to accommodate increased traffic and an increased volume of transactions and orders, NBCi could suffer slower response times, problems with customer service and delays in reporting accurate financial information. Any of these factors could significantly and adversely impact the results of NBCi's operations.

    DIFFICULTIES NBCI MAY ENCOUNTER IN DEALING WITH ITS GROWTH AND EXPANSION
     COULD ADVERSELY AFFECT THE RESULTS OF NBCI'S OPERATIONS

    NBCi's strategy is to continue growing its membership and user base at a rapid pace. This strategy is likely to place a significant strain on NBCi's resources and, if this growth continues following the completion of the transactions, NBCi will experience a significant strain on its resources because of:

    - the need to manage relationships with various strategic partners, technology licensors, members, advertisers and other third parties;

    - difficulties in hiring and retaining skilled personnel necessary to support NBCi's businesses;

    - the need to train and manage a growing employee base; and

    - pressures for the continued development of NBCi's financial and information management systems.

    Difficulties NBCi may encounter in dealing successfully with the above risks could adversely affect the results of NBCi's operations.

    THE SUCCESSFUL OPERATION OF NBCI'S BUSINESS DEPENDS UPON THE SUPPLY OF
     CRITICAL ELEMENTS FROM OTHER COMPANIES

    NBCi will depend substantially upon third parties for several critical elements of its business in addition to infrastructure, including technology, order fulfillment, content development and distribution activities.

    TECHNOLOGY: NBCi will license technology and related databases from third parties for some elements of NBCi's properties, including, among others, technology underlying the delivery of stock quotes and current financial information, chat services, street mapping, telephone listings and similar services. NBCi expects to experience interruptions and delays in service and availability for such elements, from time to time. Furthermore, NBCi will be dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment used to deliver its products and services. Any errors, failures, or delays experienced in connection with these third-party products and information services could negatively affect NBCi's relationship with users and adversely affect its brands and its business, and could expose NBCi to third party liability.

    ORDER FULFILLMENT: NBCi will rely on other companies for critical aspects of its business. For example, Banta Corporation is primarily responsible for fulfilling orders for products and services sold via the Xoom.com Web site and in response to direct e-mail marketing. If NBCi's relationship with Banta were to terminate without sufficient advance notice, NBCi's operations would be negatively affected, even if NBCi were able to quickly establish a relationship with a comparable vendor to fulfill orders. The success of NBCi's specific e-mail direct e-commerce campaigns depends on the timely supply of inventory by the manufacturers and suppliers of the products NBCi will offer for sale to its members. The failure of the suppliers on whom NBCi will depend would adversely affect the results of NBCi's operations.

    CONTENT DEVELOPMENT: A key element of NBCi's strategy involves the implementation of NBCi-branded media properties targeted for specific interest areas, demographic groups and geographic areas. In these efforts, NBCi will rely on content development and localization efforts of third parties. NBCi cannot guarantee that the third parties will effectively implement these properties, or that their efforts will result in significant revenue to NBCi. Any failure of these parties to develop and maintain high-quality and successful media properties also could hurt the NBCi brands.

    DISTRIBUTION RELATIONSHIPS: In order to create traffic for its online properties and make them more attractive to advertisers and consumers, NBCi expects to have distribution agreements and informal relationships with leading Web browser providers/portals such as America Online's Netscape, operators of online networks and leading Web sites, manufacturers of Internet devices and computer manufacturers. These distribution arrangements typically are not exclusive, and may be terminated upon little or no notice. Third parties that provide distribution typically charge fees or otherwise impose additional conditions on the listing of NBCi's online properties. Any failure to cost-effectively obtain distribution could have a material adverse effect on NBCi's business, results of operations and financial condition.

    PLANNED INTERNATIONAL OPERATIONS ARE SUBJECT TO RISKS THAT COULD HAVE A
     MATERIAL ADVERSE EFFECT ON NBCI'S RESULTS OF OPERATIONS

    NBCi plans to establish operations or form business partnerships in other parts of the world. The businesses comprising NBCi have very limited experience in international markets and may not be able to compete effectively in international markets. The expansion of operations into additional international markets will require substantial management attention and financial resources. NBCi cannot be certain that its investment in establishing operations in other countries will produce the desired levels of revenue. In addition, international operations are subject to other inherent risks and problems, including:

    - the impact of recessions in economies outside the United States;

    - slower adoption by users of and advertisers on the Internet in foreign countries;

    - greater difficulty in collecting accounts receivable;

    - higher costs to develop new or specialized content;

    - widely varied and changing regulatory requirements;

    - difficulties and costs of staffing and managing foreign operations;

    - reduced protection for intellectual property rights in some countries;

    - political and economic instability;

    - continued acceptance of euro;

    - fluctuations in currency exchange rates; and

    - difficulty in maintaining effective communications due to distance and language and cultural barriers.

    Some or all of the above factors could have a material adverse effect on the results of NBCi's operations.

    IMPOSITION OF NEW TAXES OR FEES BY FEDERAL, STATE OR FOREIGN GOVERNMENTS ON
     INTERNET TRANSACTIONS OR ON THE USE OF THE INTERNET AS A MEANS OF COMMUNICATION COULD ADVERSELY AFFECT NBCI

    Imposition of sales or other similar taxes on NBCi's sales of merchandise in states or countries where it ships goods could have a material adverse effect on its results of operations. Imposition of new taxes or fees by federal, state or foreign governments on Internet transactions or on the use of the Internet as a means of communication could also adversely affect NBCi.

    COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE, AND THE LOSS OF KEY
     PERSONNEL AND NBCI'S INABILITY TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON NBCI'S RESULTS OF OPERATIONS

    NBCi's success depends to a significant degree upon the contributions of its executive management team, most of whom have not previously worked together, as well as technical, marketing and sales personnel of NBCi and the NBCi businesses. Due to the integration of the operations of the NBCi businesses, NBCi's employees may have different job responsibilities and may be required to work with new people. Accordingly, NBCi may experience loss of key management and other personnel due to the change in job responsibilities and work environment. NBCi's employees may voluntarily terminate their employment with NBCi at any time. NBCi's success also depends upon its ability to attract and retain additional highly qualified management, technical, sales and marketing and customer support personnel. Locating personnel with the combination of skills and attributes required to carry out NBCi's strategy is often a lengthy process. In addition, competition for qualified employees is intense, specifically in the areas of Web site development, design and integration. The loss of key personnel, or the inability to attract and retain additional, qualified personnel, could have a material adverse effect on NBCi's results of operations.

    TO BE SUCCESSFUL IN THE CONTINUALLY EVOLVING MARKET FOR ONLINE SERVICES,
     NBCI MUST CONTINUE TO ENHANCE ITS PROPERTIES AND DEVELOP NEW ONES

    Rapid technological change, changing customer needs, frequent new product and service introductions and evolving industry standards characterize the Internet market. These market characteristics could render NBCi's existing services, technology and systems obsolete. NBCi must continually improve the performance features and reliability of its services to respond to evolving market demands and competition. NBCi's business, operating results and financial condition would be materially adversely affected if it is unable to respond in a cost-effective and timely manner to changing market conditions or customer requirements.

    To remain competitive, NBCi must continue to enhance and improve the functionality, features and content of the NBCi Web sites. NBCi may not be able to successfully maintain competitive user response times or implement new features and functions, as these changes will likely involve the development of increasingly complex technologies. Personalized information services, such as NBCi's Web-based e-mail services, message boards, stock portfolios and NBCi's community features, require significantly greater expenses than NBCi's general services. NBCi cannot guarantee that these higher expenses will be offset by additional revenues.

    A key element of NBCi's business strategy is the development and introduction of new NBCi-branded online properties targeted for specific user groups with particular demographic characteristics and geographic concentration. NBCi may not be successful in developing, introducing and marketing such products or media properties and such properties may not achieve market acceptance, enhance its brand name recognition, or increase user traffic. Furthermore, enhancements of or improvements to NBCi's Web sites or new media properties may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of its brand name. If NBCi fails to effectively develop and introduce new properties, or those properties fail to achieve market acceptance, NBCi's business, results of operations and financial condition could be adversely affected.

    THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT MAY OCCUR WITHOUT THE
     TRANSACTIONS CONTEMPLATED BY THE CONTRIBUTION AGREEMENT OCCURRING

    The closing of the contribution agreement is not a condition to the closing of the merger agreement. If the transactions contemplated by the contribution agreement do not happen, many of the perceived benefits of the Xoom.com merger with Xenon 3 would not occur and the resulting company may be less competitive and consequently less attractive to investors. Specifically, the surviving entity:


    - would consist of Xoom.com plus an 81% non-controlling interest in SNAP, which may be reduced to 40% and thereafter down to 25% if NBC Multimedia were to exercise its two options to purchase additional ownership interests in SNAP;

    - would have significant influence over the operating and financing decisions of SNAP, but would not control SNAP because of the governance rights shared by the surviving entity and NBC;



    - would not be affiliated with NBC, other than through their shared ownership of SNAP;



    - would not enter into an advertising agreement with NBC;


    - would not have access to NBC's name, trademarks or the NBC contributed Internet properties; and

    - would not have the right to use "NBC" in its name.


    In addition, the Class B Directors, including John F. Welch, Jr., would not serve as directors nor would Robert C. Wright become the chairman of the board of the surviving entity.


    STOCKHOLDERS OF XOOM.COM WILL BE ENTITLED TO RECEIVE ONE SHARE OF NBCI
     COMMON STOCK DESPITE CHANGES IN MARKET VALUE OF XOOM.COM COMMON STOCK

    Each share of Xoom.com common stock will be exchanged for one share of NBCi common stock upon completion of the Xoom.com merger. This exchange ratio will not be adjusted for changes in the market price of Xoom.com common stock. Accordingly, an increase or decrease in the market value of Xoom.com's common stock will have no effect on the number of shares of Class A common stock that stockholders of Xoom.com will receive.

    PRIVACY CONCERNS, GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD HAVE
     AN ADVERSE EFFECT ON NBCI'S BUSINESS AND RESULTS OF OPERATIONS


    Laws and regulations that apply directly to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding privacy and the protection of children, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations and other countries may do so in the future. In addition, new laws may be adopted in the United States and in other countries covering issues such as music licensing, broadcast licensing fees and the characteristics and quality of Internet services. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws that govern intellectual property, privacy, libel and taxation apply to the Internet. The development of laws governing these areas, or the application to the Internet of existing laws not designed for the Internet, may decrease the growth in the use of the Internet. In addition, the growth and development of the e-commerce market may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect NBCi's business.


    The Federal Communications Commission is currently reviewing its regulatory positions on data transmissions over telecommunications networks and could seek to impose some form of telecommunications carrier regulation on telecommunications functions of information services. State public utility commissions generally have declined to regulate information services, although the public service commissions of some states continue to review potential regulation of such services. Future regulation or regulatory changes could have an adverse effect on NBCi's business and results of operations.

    NBCI'S INABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS COULD HAVE A
     MATERIAL ADVERSE EFFECT ON ITS BUSINESS AND FINANCIAL CONDITION

    NBCi views its technology as proprietary and will seek to protect it under existing United States and international laws relating to protection of intellectual property. NBCi will also develop internal procedures to control access to and dissemination of NBCi's proprietary information. Despite NBCi's precautions, third parties may succeed in misappropriating NBCi's intellectual property or independently developing similar intellectual property. Protecting NBCi's intellectual property against infringement could result in substantial legal and other costs and could divert NBCi's limited management resources and attention. This could adversely impact NBCi's business and the results of its operations.

    Some of the technology to be incorporated into NBCi's Web sites is based on technology licensed from third parties. As NBCi continues to introduce new services, it may need to license additional technology. If NBCi is unable to license needed technology in a timely manner and on commercially reasonable terms, NBCi could experience delays and reductions in the quality of its services, all of which could adversely affect its business and results of operations. NBCi's reputation and the value of its proprietary information could also be adversely affected by actions of third parties to whom NBCi licenses its proprietary information and intellectual property. If someone asserts a claim relating to proprietary technology or information against NBCi, NBCi may seek licenses to such intellectual property. NBCi cannot assure you, however, that it will be able to obtain licenses on commercially reasonable terms, if at all. The failure to obtain any necessary licenses or other rights could have a material adverse effect on NBCi's business and results of operations.

    Each of the NBCi businesses has been subject to claims that they have allegedly infringed the proprietary rights of third parties, and NBCi cannot assure you that third parties will not assert claims against NBCi or the NBCi businesses in the future. These claims, whether or not meritorious, sometimes result in litigation and could become a drain on NBCi's management and financial resources. If successful, claims of this nature could subject NBCi to liability for money damages as well as injunctive relief restricting NBCi's use of intellectual property important to its operations, and could ultimately cause NBCi to lose rights to some of its intellectual property. Any of these events could have a material adverse effect on NBCi's business and results of operations.

    NBCI COULD BE SUBJECT TO LIABILITY FOR ONLINE CONTENT THAT MAY NOT BE
     COVERED BY NBCI'S INSURANCE

    The nature and breadth of information to be disseminated on NBCi's Web sites and through the sites of its members could expose it to liability in various areas, including claims relating to:

    - product information and reviews NBCi will offer;

    - the content and publication of various materials based on defamation, libel, negligence, personal injury and other legal theories;

    - copyright or trademark infringement and wrongful action due to the actions of third parties;

    - use of third party content made available through NBCi's Web site or through content and material posted by members on their home pages or in chat rooms and bulletin boards; and

    - damages arising from the use or misuse of the free e-mail services NBCi will offer.

    Claims of these kinds against NBCi could result in NBCi incurring substantial costs and could also be a drain on its financial and other resources. If the number or severity of claims of this nature were significant, NBCi would need to implement measures to reduce its exposure and potential liability. In addition to being a drain on NBCi's resources, this could also require taking measures that could make its services less attractive to its members and visitors. This in turn could reduce traffic on NBCi's Web sites, negatively impact its member and user base, and reduce NBCi's revenue from e-commerce and advertising. NBCi's general liability insurance may be insufficient to cover expenses and losses arising in connection with any claims against NBCi. To the extent NBCi's insurance coverage does not cover liability or expenses NBCi incurs, NBCi's business and results of operations would be adversely affected.

    E-COMMERCE ACTIVITIES MAY EXPOSE NBCI TO UNCERTAIN LEGAL RISKS AND POTENTIAL
     LIABILITIES

    As part of its business, NBCi will enter into agreements with sponsors, content providers, service providers and merchants under which it is entitled to receive a share of revenue from the purchase of goods and services by users of NBCi's Web sites. In addition, NBCi will provide hosting and other services to online merchants. These types of arrangements may expose NBCi to additional legal risks and uncertainties, including potential liabilities relating to the products and services offered by such third parties.

    Although NBCi will maintain liability insurance, insurance may not cover these claims or may not be adequate. Even to the extent these types of claims do not result in material liability, investigating and defending claims is expensive and, if the number or severity of claims defended were significant, this could have a material adverse effect on NBCi's business and operations.

    NBCI COULD FACE LIABILITY FROM LEGAL PROCEEDINGS OF XOOM.COM AND SNAP THAT
     COULD ADVERSELY AFFECT NBCI'S BUSINESS AND RESULTS OF OPERATIONS


    Because SNAP and Xoom.com will become wholly owned subsidiaries of NBCi, claims made against SNAP and Xoom.com will impact the financial condition and results of operations of NBCi. SNAP is currently litigating one matter, which is described on page 183. Xoom.com is also litigating three matters which are described on page 146. An unfavorable outcome in any of this litigation could adversely affect the business and results of operations of NBCi and the market price of NBCi's common stock.


    IF FUTURE ACQUISITIONS ARE NOT SUCCESSFUL, OR IF NBCI IS NOT ABLE TO
     STRUCTURE FUTURE ACQUISITIONS IN A FINANCIALLY EFFICIENT MANNER, THERE COULD BE AN ADVERSE EFFECT ON NBCI'S BUSINESS AND RESULTS OF OPERATIONS

    Acquiring complementary businesses, products and technologies is an integral part of NBCi's business strategy. This acquisition strategy will subject NBCi to integration risks similar to those it faces in integrating the NBCi businesses. In addition, the success of the acquisitions will be dependent upon the ability of NBCi's management to maximize NBCi's financial and strategic position when incorporating the technology or businesses. Any of these risks could prevent NBCi from realizing significant benefits from NBCi's acquisitions.

    NBCi will face increased competition with other entities for desirable acquisition targets. Like several of its competitors and other Internet companies, NBCi expects to issue common stock in future acquisitions. If the market price of NBCi's common stock suffers declines which are disproportionate relative to its competitors or fails to keep pace with any increases in the price of the stock of its competitors, NBCi may not be able to compete with other entities for desirable acquisition candidates. NBCi's inability to acquire complementary businesses, products and technologies may have a material adverse effect on NBCi's business and results of operations.

    In addition, issuing common stock in acquisitions will dilute existing stockholders interests in NBCi, while the use of cash will deplete cash reserves. NBCi anticipates that it will be unable to account for its acquisitions under the "pooling of interests" method of accounting in the future and, therefore, expects to incur significant, one-time write-offs and amortization charges. These write-offs and charges would decrease NBCi's future earnings or increase its future losses. Due to all of the foregoing, NBCi's inability to structure acquisitions in a financially efficient manner may have a material adverse effect on NBCi's business and results of operations.

    IF NBCI'S CAPITAL IS INSUFFICIENT TO PROMOTE ITS BUSINESS, AND IF NBCI
     CANNOT OBTAIN NEEDED FINANCING, IT WILL BE UNABLE TO PROMOTE NBCI'S BRAND NAMES, EXPLOIT ACQUISITION OPPORTUNITIES AND OTHERWISE MAINTAIN ITS POSITION RELATIVE TO ITS COMPETITORS

    Upon consummation of the transactions, NBCi will have sufficient capital resources to support its operations at least for the next 12 months. Nevertheless, NBCi anticipates that it will need to raise funds to maintain and develop NBCi's position in the marketplace. It may be difficult or impossible for NBCi to obtain financing on favorable terms, if at all. Neither GE nor its affiliates, including NBC, has made any commitment to provide financing to NBCi. NBCi cannot assure you that there will be a market for NBCi's securities at any time when NBCi may seek to raise needed funds by equity financing. Raising funds by issuing equity securities or convertible debt securities will dilute the percentage ownership of NBCi's stockholders, subject to NBC's exercise of its preemptive rights, and there can be no assurance that an offering of securities would be completed successfully. Also, new securities NBCi may issue could have rights senior to the rights of NBCi's common stock. If NBCi cannot obtain needed financing, it could jeopardize NBCi's ability to complete the integration of the Xoom.com, SNAP and the NBC contributed Internet businesses and otherwise meet its business plan and NBCi will likely be unable to promote its brand names, exploit acquisition opportunities and otherwise maintain NBCi's position relative to that of its competitors, which would have a material adverse effect on NBCi's business and results of operations.

    IF IMPORTANT STRATEGIC RELATIONSHIPS ARE DISCONTINUED FOR ANY REASON, THERE
     WOULD BE A MATERIAL ADVERSE EFFECT ON NBCI'S BUSINESS AND FINANCIAL
     CONDITION

    Although strategic relationships are a key factor in NBCi's overall business strategy, its strategic partners may not view their relationships with NBCi as significant to their own business. There is a risk that parties with whom NBCi will have strategic alliance agreements may not perform their obligations as agreed. NBCi expects that its arrangements with strategic partners generally will not establish minimum performance requirements but instead rely on the voluntary efforts of NBCi's partners. In addition, NBCi expects that most of its agreements with strategic partners will be terminable by either party with little notice. If important strategic relationships are discontinued for any reason, NBCi's business and results of operations may be adversely affected.

    THE YEAR 2000 PROBLEM COULD CAUSE NBCI'S SOFTWARE PRODUCTS AND THOSE OF ITS
     SUPPLIERS TO MALFUNCTION, WHICH COULD PREVENT OR LIMIT ACCESS TO NBCI'S ONLINE PROPERTIES AND COULD BE COSTLY TO REMEDY

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

    Each of the NBCi businesses has made inquiries of vendors of systems it believes to be critical to its business regarding Year 2000 readiness. Although the NBCi businesses have received various assurances, they have not received affirmative documentation of Year 2000 compliance from any of these vendors and operational tests have not been performed on the systems. NBCi generally will not have contractual rights with third party providers should their equipment or software fail due to Year 2000 issues. If this third party equipment or software does not operate properly with regard to Year 2000, NBCi may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware and software. The NBCi businesses have not determined the state of compliance of some of their third-party suppliers of services such as warehousing and fulfillment services, phone companies, long distance carriers, financial institutions and electric companies, the failure of any one of which could severely disrupt NBCi's ability to carry on its business.

    NBCi anticipates that its review of Year 2000 issues and any remediation efforts will continue throughout the remainder of calendar 1999. The costs incurred to date by the NBCi businesses to remediate Year 2000 issues have not been material. If any Year 2000 issues are uncovered with respect to these systems or its other internal systems, NBCi believes that it will be able to resolve these problems without material difficulty, as replacement systems are available on commercially reasonable terms. NBCi presently estimates that the total remaining cost of addressing Year 2000 issues will not exceed $500,000. NBCi derived these estimates using a number of assumptions, including the assumption that the NBCi businesses have already identified their most significant Year 2000 issues. However, these assumptions may not be accurate, and actual results could differ materially from those anticipated. In view of the Year 2000 review to date made by the NBCi businesses, the recent development of their products and services, the recent installation of the networking equipment and servers that NBCi will use in operating the NBCi business, and the limited activities that remain to be completed, NBCi does not consider contingency planning to be necessary at this time.

    NBCi's applications will operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. NBCi is unable to predict to what extent its business may be affected if its systems or the systems that operate in conjunction with its systems experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of software and systems that NBCi will use in operating the NBCi businesses could result in delay or loss of revenue, interruption of services, cancellation of contracts and memberships, diversion of development resources, damage to NBCi's reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect NBCi's business, financial condition and results of operations. The worst case scenario is that the Internet fails and NBCi is unable to offer any services on its Web sites or make any of its direct e-commerce offerings.

INVESTMENT RISKS

    NBCI'S CLASS A COMMON STOCK HAS NOT BEEN PUBLICLY TRADED AND THE MARKET
     PRICE OF NBCI COMMON STOCK MAY DECLINE AFTER THE TRANSACTIONS

    Prior to the closing of the transactions, no public market existed for NBCi's Class A common stock. The market price of NBCi's Class A common stock may bear no relation to the market price of the Xoom.com common stock prior to the closing of the transactions. In addition, financial analysts may not accept or understand NBCi's business model which may cause the market price of the NBCi Class A common stock to decline or trade at a depressed price.

    NBCI'S STOCK PRICE MAY BE VOLATILE BASED ON A NUMBER OF FACTORS, SOME OF
     WHICH ARE NOT IN NBCI'S CONTROL

    The trading price of NBCi's Class A common stock is likely to be highly volatile. NBCi's stock price could be subject to wide fluctuations in response to a variety of factors, including:

    - actual or anticipated variations in quarterly operating results;

    - announcements of technological innovations;

    - new products or services offered by NBCi or its competitors;

    - changes in financial estimates by securities analysts;

    - conditions or trends in the Internet industry and the portal and community services segment in particular;

    - NBCi's announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    - additions or departures of key personnel;

    - sales of common stock; and

    - other events or factors that may be beyond NBCi's control.


    In addition, The Nasdaq National Market, where most publicly held Internet companies are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. While the trading prices of many Internet companies' stocks have recently declined from their 52-week highs, these stocks continue to trade at multiples of earnings or revenues which are substantially above historic levels. These trading prices and multiples may not be sustainable. These broad market and industry factors may materially adversely affect the market price of NBCi's common stock, regardless of its actual operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

    THE SIGNIFICANT INFLUENCE OF NBC AND ANTI-TAKEOVER PROVISIONS IN THE
     TRANSACTION DOCUMENTS INCLUDING NBCI'S CHARTER DOCUMENTS COULD NEGATIVELY IMPACT NBCI'S STOCKHOLDERS


    NBC will have significant influence with respect to the management and strategy of NBCi. As a result of NBC's influence, NBC may be able to exercise effective control over significant corporate transactions which may delay or prevent a change in control of NBCi resulting in a lower stock price. NBC and its affiliates have enhanced voting rights with respect to the approval of significant corporate acquisition transactions. In the event that a third party initiates a tender offer for NBCi common stock or NBCi agrees to enter into any transaction which would result in a change of control of NBCi, the limitations on NBC's ability to acquire additional shares of NBCi, to solicit proxies in connection with an amendment to NBCi's restated certificate of incorporation or for the election of Class A Directors, or to propose to the holders of the Class A common stock a merger, business combination or similar transaction will terminate. Moreover, NBC has the right to terminate NBCi's use of the NBC trademarks and logos in the event of a change of control of NBCi. Other provisions of NBCi's charter documents and in the transaction documents could make it more difficult for a third party to acquire NBCi, even if doing so would be beneficial to NBCi's stockholders. Any of these factors could impede or prevent transactions that would cause a change in control of NBCi's company. This might discourage bids for NBCi's common stock at a premium over the market price of NBCi's common stock and adversely affect the trading price of its common stock.


    SALES OF SUBSTANTIAL AMOUNTS OF NBCI'S COMMON STOCK IN THE OPEN MARKET COULD
     DEPRESS NBCI'S STOCK PRICE

    If NBCi's stockholders sell substantial amounts of NBCi's common stock in the public market following the closing of the transactions, including shares issued upon the exercise of outstanding options and warrants, the market price of NBCi's common stock could fall. Such sales might also make it more difficult for NBCi to sell equity or equity related securities in the future at a time and price that NBCi deems appropriate.


    Sales of a large number of shares of common stock in the public market following the closing of the transactions, or the belief that such sales could occur, could cause a drop in the market price of NBCi's common stock and could impair NBCi's ability to raise capital through offerings of NBCi's equity securities. Following the closing of the transactions, there are expected to be approximately 27,365,472 shares of NBCi Class A common stock outstanding. All of the shares issued to the Xoom.com stockholders will be freely tradable without restrictions or further registration under the Securities Act, unless such shares are held by any NBCi "affiliate," as that term is defined under the Securities Act.



    The 7,147,584 shares of Class A common stock held by CNET and the 24,550,708 shares of Class B common stock held by NBC and its affiliates will not be available for sale in the public market without registration or an available exemption from the Securities Act. NBC, CNET and Chris Kitze, among others, will enter into a registration rights agreement with NBCi under which they will be able to register their shares. Upon the sale of Class B common stock by NBC or its affiliates, such shares will be converted into Class A common stock. The exercise by NBC, CNET or Chris Kitze of these registration rights with respect to a significant portion of the shares of common stock to be issued in the transactions could substantially increase the number of shares of Class A common stock available for sale in the public market. In particular, CNET will be entitled to exercise its initial demand right before the other parties to the registration rights agreement for a period of 60 days following consummation of the transactions. As a result, any such exercise by NBC, CNET or Chris Kitze or the perception that such exercise could occur, could materially adversely affect prevailing market prices for NBCi common stock and the ablitity of NBCi to raise equity capital in the future.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

    This document contains forward-looking statements. These statements relate to expectations concerning matters that are not historical facts. Words such as "projects," "believes," "anticipates," "plans," "expects," "intends," and similar words and expressions are intended to identify forward-looking statements. Although each of NBCi and Xoom.com believe that such forward-looking statements are reasonable, neither can assure you that such expectations will prove to be correct. Important language regarding factors that could cause actual results to differ materially from such expectations are disclosed herein including, without limitation, in the "Risk Factors" beginning on page 18. All forward-looking statements attributable to NBCi or Xoom.com are expressly qualified in their entirety by such language. Neither NBCi nor Xoom.com undertake any obligation to update any forward-looking statements.

                                   TRADEMARKS

    This document contains trademarks of GE, NBC and its affiliates, Xoom.com, CNET and SNAP.

                                    XOOM.COM
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


    The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of Xoom.com and the Notes thereto of Xoom.com beginning on page F-3 of this proxy statement/prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 148 of this proxy statement/prospectus. The selected historical consolidated statements of operations data presented below for the period from April 16, 1996, inception, through December 31, 1996 and for the years ended December 31, 1997 and 1998, and selected historical consolidated balance sheet data at December 31, 1997 and 1998 are derived from the consolidated statements of Xoom.com, which have been audited by Ernst & Young LLP, independent auditors, and begin on page F-3 of this proxy statement/prospectus. The selected historical consolidated balance sheet data at December 31, 1996 are derived from Xoom.com's consolidated financial statements, not included in this proxy statement/prospectus. The selected historical consolidated statements of operations data for the six months ended June 30, 1998 and 1999 and the selected historical consolidated balance sheet data as of June 30, 1999 are derived from Xoom.com's unaudited interim consolidated financial statements and begin on page F-3 of this proxy statement/prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Xoom.com considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.


                                                        PERIOD FROM
                                                      APRIL 16, 1996             YEAR ENDED         SIX MONTHS ENDED
                                                        (INCEPTION)             DECEMBER 31,            JUNE 30,
                                                   THROUGH DECEMBER 31,     --------------------  --------------------
                                                           1996               1997       1998       1998       1999
                                                 -------------------------  ---------  ---------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue:
  E-commerce...................................          $      --          $     327  $   5,582  $   1,834  $   5,933
  Advertising..................................                 --                 60      2,144        355      4,975
  License fees and other.......................                 --                454        592        376         39
                                                            ------          ---------  ---------  ---------  ---------
    Total net revenue..........................                 --                841      8,318      2,565     10,947
Cost of net revenue:
  Cost of e-commerce...........................                 --                171      3,542        899      4,649
  Cost of advertising..........................                 --                 --         --         --         75
  Cost of license fees.........................                 --                148         42         27         --
                                                            ------          ---------  ---------  ---------  ---------
    Total cost of net revenue..................                 --                319      3,584        926      4,724
                                                            ------          ---------  ---------  ---------  ---------
Gross profit...................................                 --                522      4,734      1,639      6,223
Operating expenses:
  Operating and development....................                266              1,150      3,841      1,349      2,700
  Sales and marketing..........................                 23                292      2,834        717      7,538
  General and administrative...................                150                721      3,366      1,099      3,666
  Purchased in-process research and
    development................................                 --                 --        790        660      2,603
  Amortization of deferred compensation........                 --                248      1,416        807        405
  Amortization of intangible assets............                 --                 --      1,843        346      2,304
  Non-recurring charges........................                 --              1,243         --         --         --
                                                            ------          ---------  ---------  ---------  ---------
    Total operating expenses...................                439              3,654     14,090      4,978     19,216
                                                            ------          ---------  ---------  ---------  ---------
    Loss from operations.......................               (439)         ($  3,132)    (9,356)    (3,339)   (12,993)
  Other interest income (expense), net.........                 --                 --         52         --      2,943
  Interest expense related to warrant..........                 --                 --     (1,494)        --         --
                                                            ------          ---------  ---------  ---------  ---------
  Net loss.....................................          $    (439)         $  (3,132) $ (10,798) $  (3,339) $ (10,050)
                                                            ------          ---------  ---------  ---------  ---------
                                                            ------          ---------  ---------  ---------  ---------
  Basic and diluted net loss per share.........          $   (0.89)         $   (0.64) $   (1.37) $   (0.52) $   (0.66)
                                                            ------          ---------  ---------  ---------  ---------
                                                            ------          ---------  ---------  ---------  ---------
  Number of shares used in per share
    calculation--basic and diluted.............                496              4,874      7,879      6,402     15,288
                                                            ------          ---------  ---------  ---------  ---------
                                                            ------          ---------  ---------  ---------  ---------

                                                                                        DECEMBER 31,
                                                                              ---------------------------------   JUNE 30,
                                                                                 1996        1997       1998        1999
                                                                                 -----     ---------  ---------  -----------
                                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term marketable securities..............   $       1   $       6  $  56,575   $ 165,413
Working capital (deficit)...................................................         156      (1,400)    52,560     160,068
Total assets................................................................         705         782     66,874     292,464
Long-term debt and capital lease obligations, less current portion..........          --          --        528         429
Total stockholders' equity (deficit)........................................         560        (873)    60,333     277,922

                          SNAP SELECTED FINANCIAL DATA


    The following selected financial data presented below for each of the years in the two-year period ended December 31, 1998, and as of December 31, 1997 and 1998, are derived from the financial statements of SNAP, which financial statements have been audited by KPMG LLP, independent certified public accountants, and begin on page F-34 of this proxy statement/prospectus. The selected financial data presented below for the six months ended June 30, 1998 and 1999, and as of June 30, 1999, are derived from the unaudited financial statements of SNAP, and begin on page F-34 of this proxy statement/prospectus, and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that SNAP considers necessary for a fair presentation of SNAP's results of operations and financial position for those periods. The selected financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations of SNAP" beginning on page 185 of this proxy statement/prospectus and the SNAP financial statements and the related notes beginning on page F-34 of this proxy statement/prospectus. The operating results for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year or any other period.


                                                          YEAR ENDED        SIX MONTHS ENDED JUNE
                                                         DECEMBER 31,                30,
                                                     --------------------  ------------------------
                                                       1997       1998        1998         1999
                                                     ---------  ---------  -----------  -----------
                                                          (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA
Net revenues.......................................  $     817  $   7,317   $   1,958    $  13,368
Cost of net revenues...............................      1,520      7,626       3,934        5,858
                                                     ---------  ---------  -----------  -----------
    Gross profit (deficit).........................       (703)      (309)     (1,976)       7,510
Operating expenses:
  Product development..............................      9,403      6,263       2,303        5,009
  Sales and marketing..............................      4,090     12,482       3,368       14,613
  General and administrative.......................      1,372      5,939       1,407        5,744
  Amortization of deferred compensation............         --        160          --        1,766
  Promotion and advertising provided by NBC........         --     14,060          --       26,037
                                                     ---------  ---------  -----------  -----------
    Total operating expenses.......................     14,865     38,904       7,078       53,169
                                                     ---------  ---------  -----------  -----------
    Operating loss.................................    (15,568)   (39,213)     (9,054)     (45,659)
Other expense, net.................................         --        (75)         --         (595)
                                                     ---------  ---------  -----------  -----------
    Net loss.......................................  $ (15,568) $ (39,288)  $  (9,054)   $ (46,254)
                                                     ---------  ---------  -----------  -----------
                                                     ---------  ---------  -----------  -----------
Basic and diluted net loss per unit................  $   (1.33) $   (2.95)  $   (0.77)   $   (3.19)
                                                     ---------  ---------  -----------  -----------
                                                     ---------  ---------  -----------  -----------
Units used in per unit calculation.................     11,700     13,301      11,700       14,481
                                                     ---------  ---------  -----------  -----------
                                                     ---------  ---------  -----------  -----------

                                                                                           DECEMBER 31,
                                                                                       --------------------  JUNE 30,
                                                                                         1997       1998       1999
                                                                                       ---------  ---------  ---------
CONSOLIDATED BALANCE SHEET DATA
Cash.................................................................................         --        865         37
Working capital (deficit)............................................................       (561)       193    (10,566)
Total assets.........................................................................      1,530     11,634     35,380
Long-term obligations, less current portion..........................................         --     13,500     30,100
Total member's equity (deficit)......................................................        602     (7,986)   (11,813)

                            NBC MULTIMEDIA DIVISION


                       SELECTED HISTORICAL FINANCIAL DATA

    The following selected combined financial data should be read in conjunction with the combined Financial Statements and Notes thereto of the NBC Multimedia Division, which consists of NBC.com, NBC-IN.com and VideoSeeker, beginning on page F-51 of this proxy statement/prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 207 of this proxy statement/prospectus. The combined statement of operations data for each of the years in the two-year period ended December 31, 1998 and the combined balance sheet data at December 31, 1997 and 1998 are derived from the combined financial statements of the NBC Multimedia Division which have been audited by KPMG LLP, independent accountants, beginning on page F-51 of this proxy statement/prospectus. The statement of operations data for each of the six months ended June 30, 1998 and 1999, and the balance sheet data as of June 30, 1999, are derived from the unaudited interim combined financial statements of the NBC Multimedia Division beginning on page F-51 of this proxy statement/prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.


                                                                               YEAR ENDED         SIX MONTHS ENDED
                                                                              DECEMBER 31,            JUNE 30,
                                                                          --------------------  --------------------
                                                                            1997       1998       1998       1999
                                                                          ---------  ---------  ---------  ---------
                                                                                        (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS DATA:
Revenue.................................................................  $   3,232  $  11,615  $   4,248  $   8,925
Cost of revenue.........................................................      4,398      5,249      2,535      2,806
                                                                          ---------  ---------  ---------  ---------
    Gross profit (loss).................................................     (1,166)     6,366      1,713      6,119
Operating expenses:
  Operating and development.............................................        677        938        564        297
  Sales and marketing...................................................      2,356      3,989      1,810        748
  General and administrative............................................      3,540      4,489      2,132      1,444
                                                                          ---------  ---------  ---------  ---------
    Total operating expenses............................................      6,573      9,416      4,506      2,489
                                                                          ---------  ---------  ---------  ---------
    Income (loss) from operations.......................................     (7,739)    (3,050)    (2,793)     3,630
                                                                          ---------  ---------  ---------  ---------
    Net income (loss)...................................................  $  (7,739) $  (3,050) $  (2,793) $   3,630
                                                                          ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------

                                                                                      DECEMBER 31,
                                                                                  ---------------------   JUNE 30,
                                                                                    1997        1998        1999
                                                                                  ---------  ----------  ----------
COMBINED BALANCE SHEET DATA:
Working capital (deficit).......................................................  $     350  $      407  $      (15)
Total assets....................................................................      2,321       2,909       2,578
Long-term obligations, less current portion.....................................         --          --          --
Parent Company's investment and net advances....................................       (429)    (13,610)    (19,869)

                     MARKET PRICE AND DIVIDEND INFORMATION

    There is no established trading market for the common stock of NBCi or any of the NBC contributed Internet businesses or for the units of SNAP. Xoom.com's common stock has been traded on the Nasdaq National Market under the symbol "XMCM" since December 9, 1998, the date of its initial public offering. NBCi's Class A common stock is expected to trade on the Nasdaq National Market under the symbol "NBCI." The following table sets forth, for the periods indicated, the high and low sales prices for Xoom.com common stock as reported by Nasdaq:


                                                                             HIGH        LOW
                                                                          ----------  ---------
FISCAL YEAR ENDED DECEMBER 31, 1998
  Fourth Quarter (from December 9, 1998)................................  $45 1/8     $21 1/8
FISCAL YEAR ENDED DECEMBER 31, 1999
  First Quarter.........................................................  $79         $28 1/4
  Second Quarter........................................................  $98 1/2     $41
  Third Quarter.........................................................  $61 15/16   $30
  Fourth Quarter (through October 19, 1999).............................  $61 1/4     $47 1/2



    The table below sets forth the closing sales prices per share of Xoom.com common stock on the Nasdaq National Market on May 7, 1999, the last full trading date prior to the public announcement of the signing of the merger agreement, and on October 19, 1999, the latest practicable trading day before the printing of this proxy statement/prospectus.



May 7, 1999..........................................................  $75 1/8
October 19, 1999.....................................................  $52 3/4


    The high and low sales price per share of Xoom.com common stock on the Nasdaq National Market on May 7, 1999 were $81 3/8 and $66.00, respectively.

DIVIDEND INFORMATION

    To date, none of NBCi, Xoom.com or the NBC contributed Internet businesses have declared or paid dividends on their common stock and SNAP has not made any distributions to its members. NBCi, Xoom.com and SNAP anticipate they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE OF SPECIAL MEETING

    The special meeting will be held on November   , 1999 at 10:00 a.m. local
time at the Sir Francis Drake Hotel, 450 Powell Street, San Francisco, California 94102.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the special meeting, stockholders of Xoom.com will be asked to vote separately to approve:

    - the adoption of the merger agreement;

    - Xoom.com's adoption, as the sole stockholder of NBCi, of the contribution agreement;

    - the stock incentive plan; and

    - to transact such other business as may properly come before the special meeting or any postponements or adjournments thereof.

RECORD DATE FOR VOTING ON THE MERGER; STOCKHOLDERS ENTITLED TO VOTE


    Only stockholders of record of Xoom.com common stock at the close of business on October 6, 1999, are entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were 20,462,775 shares of Xoom.com common stock outstanding and entitled to vote, held of record by 375 stockholders and by over 22,000 beneficial owners. Each Xoom.com stockholder is entitled to one vote for each share of Xoom.com common stock held as of the record date.


VOTING AND REVOCATION OF PROXIES

    The Xoom.com proxy accompanying this document is solicited on behalf of Xoom.com's board of directors. The required quorum for the transaction of business at the special meeting is a majority of the votes eligible to be cast by holders of shares of common stock issued and outstanding on the record date. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted by Xoom.com as present at the meeting.

    Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Xoom.com. All properly executed proxies received by Xoom.com prior to the special meeting that are not revoked, will be voted at the special meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, will be voted "FOR" adoption of the merger agreement, "FOR" the approval of Xoom.com's adoption of the contribution agreement and "FOR" approval of the stock incentive plan. Xoom.com's board of directors does not presently intend to bring any other business before the special meeting and, so far as is known as of the date of this document, no other matters are to be brought before the special meeting. As to any other business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

    A Xoom.com stockholder who has given a proxy may revoke it at any time before it is exercised at the special meeting by:


    - delivering to the secretary of Xoom.com a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked,


    - signing and delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the special meeting, or

    - attending the special meeting and voting in person.

STOCKHOLDER VOTE

    Adoption of the merger agreement by Xoom.com's stockholders is required by the General Corporation Law of the State of Delaware. By approving the adoption of the merger agreement you will approve the merger of Xenon 3 with and into Xoom.com. The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Xoom.com common stock outstanding and entitled to vote at the special meeting. Abstentions and broker non-votes are not affirmative votes and, therefore, will have the same effect as votes against the adoption of the merger agreement.

    WITH RESPECT TO THE VOTE TO ADOPT THE MERGER AGREEMENT, THE REQUIRED VOTE OF THE STOCKHOLDERS OF XOOM.COM IS BASED UPON THE NUMBER OF OUTSTANDING SHARES OF XOOM.COM COMMON STOCK RATHER THAN UPON THE SHARES ACTUALLY VOTED IN PERSON OR BY PROXY AT THE SPECIAL MEETING. THEREFORE, IF THE HOLDERS OF ANY SUCH SHARES FAIL TO EITHER SUBMIT A PROXY OR VOTE IN PERSON AT THE SPECIAL MEETING, SUCH FAILURE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE ADOPTION OF THE MERGER AGREEMENT.

    Although not required by the General Corporation Law of the State of Delaware, the Xoom.com board of directors is seeking your approval of Xoom.com's adoption of the contribution agreement. Under the contribution agreement, the board of directors of Xoom.com has agreed to cause Xoom.com to vote for or against the adoption of the contribution agreement in accordance with the vote of the stockholders of Xoom.com. The approval of Xoom.com's adoption of the contribution agreement requires the affirmative vote of the holders of a majority of the shares of Xoom.com present in person or by proxy at the special meeting and entitled to vote. Broker non-votes are not entitled to vote on the approval of Xoom.com's adoption of the contribution agreement and therefore will not affect the outcome of the vote. Abstentions will have the effect of a vote against Xoom.com's adoption of the contribution agreement.

    The Xoom.com board of directors is also seeking your approval of the stock incentive plan. The approval of the stock incentive plan requires the affirmative vote of the holders of a majority of the shares of Xoom.com present in person or by proxy at the special meeting and entitled to vote. Broker non-votes are not entitled to vote on the approval of the stock incentive plan and therefore will not affect the outcome of the vote. Abstentions will have the effect of a vote against the stock incentive plan.


    On the date the merger agreement and contribution agreement were signed, Chris Kitze, the chairman of Xoom.com entered into an agreement with NBC which obligates him to vote all of his shares in favor of the adoption of the merger agreement and in favor of Xoom.com's adoption of the contribution agreement. As of the record date, Mr. Kitze was deemed to beneficially own in the aggregate approximately 16.4% of the outstanding shares of Xoom.com common stock. As of the record date, NBC owned 960,028 shares of Xoom.com common stock, which represents approximately 4.7% of the outstanding shares of Xoom.com common stock. NBC has agreed to vote all of such shares for the adoption of the merger agreement and for Xoom.com's adoption of the contribution agreement.


RECOMMENDATION OF XOOM.COM BOARD OF DIRECTORS

    After careful consideration, the board of directors of Xoom.com has declared the advisability of and approved the merger agreement, the contribution agreement and the transactions contemplated thereby and has determined that the merger agreement and the contribution agreement are fair to, and in the best interests of, Xoom.com and its stockholders. Robert C. Harris, Jr., a director of Xoom.com, is also the senior managing director of Bear Stearns, which was engaged to render a fairness opinion on the transactions. Mr. Harris abstained from voting on the merger agreement, the contribution agreement and the transactions contemplated thereby due to the potential conflict of interest arising from his position with Bear Stearns. All other directors of Xoom.com voted in favor of the transactions. THE BOARD OF DIRECTORS OF XOOM.COM RECOMMENDS A VOTE IN FAVOR OF THE ADOPTION OF THE

MERGER AGREEMENT AND OF XOOM.COM'S ADOPTION OF THE CONTRIBUTION AGREEMENT. THE BOARD OF DIRECTORS OF XOOM.COM ALSO RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE STOCK INCENTIVE PLAN.

    The matters to be considered at the special meeting are of great importance to the stockholders of Xoom.com. Accordingly, you are urged to read and carefully consider the information presented in this document, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope.


    YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. A transmittal form with instructions for the surrender of certificates for Xoom.com common stock will be mailed to you as soon as practicable after completion of the transactions. For more information regarding the procedures for exchanging your Xoom.com stock certificates for NBCi stock certificates, please see the section entitled "Procedures for Exchanging Xoom.com Stock Certificates" on page 80 of this proxy statement/ prospectus.


SOLICITATION OF PROXIES


    Xoom.com will initially pay the costs of soliciting proxies. In addition to solicitation by mail, Xoom.com's directors, officers and employees may solicit proxies by telephone, telegram or otherwise. The directors, officers and employees of Xoom.com will not receive compensation for such solicitation but may receive reimbursement by Xoom.com for out-of-pocket expenses incurred in connection with such solicitation. Xoom.com will request that brokerage firms, fiduciaries and other custodians forward copies of the proxies and this proxy statement/prospectus to the beneficial owners of shares of Xoom.com common stock held of record by them and Xoom.com will reimburse them for their reasonable expenses incurred in forwarding such material. Xoom.com has retained a proxy solicitation firm, Innisfree M&A Incorporated, to aid it in the solicitation. Xoom.com anticipates that its fees plus expenses will be approximately $10,000. If the transactions contemplated by the merger agreement close, NBCi will reimburse Xoom.com for these expenses.

                                THE TRANSACTIONS

    This section of the proxy statement/prospectus describes the material aspects of the proposed transactions. To the extent it relates to the merger agreement and the contribution agreement and the terms of the Xoom.com merger, the following description is qualified in its entirety by reference to the merger agreement and contribution agreement which are attached as Appendix A-1 and Appendix A-2, respectively, and are incorporated herein by reference. You are urged to read the merger agreement and contribution agreement.

BACKGROUND

    In August of 1998, Mr. Chris Kitze, chairman of the board of directors of Xoom.com, requested Bear Stearns to explore strategic alternatives for Xoom.com. As a result of the efforts of Bear Stearns from August 1998 through March 1999, Mr. Kitze, Mr. Marc Sznajderman, vice president, corporate development of Xoom.com, and Mr. Russell S. Hyzen, vice president, business development of Xoom.com, discussed potential strategic relationships, including the sale of Xoom.com with a number of companies in the multimedia industry.

    At board of directors meetings held on September 16, 1998 and October 7, 1998, the board of directors of Xoom.com discussed Xoom.com's strategic alternatives including possible businesses which Xoom.com could merge with or be acquired by.

    In addition to the efforts of Bear Stearns, Xoom.com's management publicized its willingness to consider transactions with a strategic partner through statements at analyst meetings, financial conferences and on the road shows for its initial public offering and follow-on offering.


    On February 16, 1999, SNAP's senior management met to review alternatives preferred for becoming a public company. The alternatives reviewed included an initial public offering, the acquisition of a private company and the acquisition of a public company. After concluding that SNAP's operating history was too limited for an initial public offering, and considering the need for SNAP to expand, particularly in the areas of community and chat, the management team concluded that a strategic transaction with Xoom.com would be the best choice. On February 24, 1999, this proposal was presented to SNAP's board of directors and Mr. Halsey Minor, chief executive officer of SNAP and CNET, and Mr. Martin Yudkovitz of NBC, a member of SNAP's board, were authorized to initiate discussions for this purpose. Subsequently, Mr. Minor and Mr. Yudkovitz contacted Mr. Kitze.


    During March 1999, Xoom.com and NBC entered into preliminary discussions regarding a possible business combination or investment that would have resulted in a change in control of Xoom.com. On April 8, 1999, those discussions ended as Xoom.com and NBC could not reach agreement on the transaction terms.

    On April 12, 1999, NBC contacted Mr. Kitze to reopen discussions on a possible strategic alliance of NBC and Xoom.com.

    On April 14, 1999, Mr. Kitze met with Mr. Thomas Rogers of NBC and Mr. Yudkovitz to discuss a comprehensive strategic alliance with NBC. NBC conditioned its offer on Xoom.com and some of its stockholders entering into an exclusive negotiation agreement with NBC.


    On April 15, 1999, with only NBC having expressed a strong interest in pursuing a strategic relationship with Xoom.com, Xoom.com and NBC entered into a non-solicitation and confidentiality agreement. Under this letter agreement, Xoom.com and NBC agreed to negotiate exclusively with each other for a period of thirty days concerning a potential strategic relationship. After Xoom.com and NBC entered into this letter agreement, Bear Stearns was requested to prepare its opinion in connection with the proposed transactions involving NBC. At this time, Bear Stearns was directed not to and did not seek or pursue alternative transactions to the proposed transactions involving NBC, including the possible sale of Xoom.com as an entirety.

    On April 20, 1999, representatives of Xoom.com, NBC and SNAP met in San Francisco to conduct business and legal due diligence. During this time, the companies exchanged financial information and discussed their respective business models and financial projections. The companies agreed to exchange additional information and continue the preliminary due diligence process in future meetings.

    From April 20, 1999 through April 25, 1999 the management of Xoom.com and NBC, together with their respective legal and financial advisors negotiated the principal terms of the agreements providing for the formation of NBCi.


    On April 26, 1999, a special meeting of Xoom.com's board of directors was held. At the meeting, Mr. Kitze described the proposal from NBC to combine selected Internet-related businesses of CNET and NBC with the existing business of Xoom.com and issue equity interests in the new entity. Bear Stearns informed the board of directors of comparable transactions that have been entered into involving media-related owned businesses and Internet-related businesses or involving the multimedia industry generally. The business rationale for the transactions was also discussed. At this meeting, the directors raised the advisability of engaging Hambrecht & Quist to provide the board of directors with an additional fairness opinion. At the conclusion of this meeting, the board of directors authorized Xoom.com's management to proceed with the transaction and authorized the engagement of Hambrecht & Quist to render a fairness opinion.


    On April 28 and 29, 1999, Mr. Kitze, Mr. Sznajderman and Mr. Harris, as a representative of Bear Stearns, met with members of NBC to continue to discuss additional terms of the proposed transactions. From April 30, 1999 through May 9, 1999, Xoom.com, NBC, SNAP and CNET, together with their respective legal and financial advisors, conducted due diligence reviews and negotiated the final terms of the definitive agreements.


    On May 9, 1999, Xoom.com's board of directors met with senior management and Xoom.com's financial advisors and legal counsel at a special meeting of the board of directors to review the status of the negotiations with NBC and CNET, and the terms of the draft agreements, including the stock option agreement. At this meeting, representatives of Bear Stearns and Hambrecht & Quist reviewed the financial terms of the transactions and rendered their oral opinions that, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, was fair, from a financial point of view, to Xoom.com and its stockholders. Bear Stearns also opined at the meeting that the issuance of NBCi shares to CNET in the transactions contemplated by the merger agreement, if the transactions contemplated by the contribution agreement are not consummated, was fair, from a financial point of view, to Xoom.com and its stockholders. Following these presentations, Xoom.com's board of directors engaged in a full discussion of the terms of the proposed transactions and their advisability. At the conclusion of this meeting, Xoom.com's board of directors approved the terms of the transaction documents and authorized management to proceed with the execution of the transaction documents.



    During the night of May 9, 1999, the parties executed the merger agreement, the agreement and plan of contribution, investment and merger, prior to its amendment, and the related agreements discussed beginning on page 90.


    The transactions were jointly announced by NBC, CNET and Xoom.com on the morning of May 10, 1999.

    On June 9, 1999, a special meeting of Xoom.com's board of directors was held. At the meeting the board of directors discussed preliminarily the proposed terms of an equity investment by NBC or its affiliates in Xoom.com with a related restructuring of the transactions with NBC and its affiliates contemplated by the agreement executed on May 9, 1999. Subsequently, on June 11, 1999, Xoom.com's board of directors met with senior management and Xoom.com's financial advisors and legal counsel to review the terms and the advisability of the equity investment and restructuring proposal. At the meeting, Mr. Harris described the equity investment and restructuring proposal. Representatives of Bear Stearns and Hambrecht & Quist confirmed that their respective opinions rendered on May 9, 1999 remained in full force and effect and were unaffected by the equity investment and restructuring proposal. Following these presentations, Xoom.com's board of directors engaged in a full discussion of the terms of the proposed equity investment and restructuring and its advisability. At the conclusion of this meeting, Xoom.com's board of directors approved the terms of the stock purchase agreement, registration rights agreement and the amended and restated agreement and plan of contribution, investment and merger described below and authorized management to proceed with the execution of such documents.


    On June 11, 1999, Xoom.com and some of its subsidiaries and NBC and some of its affiliates entered into:

    - a stock purchase agreement,

    - the amended and restated agreement and plan of contribution, investment and merger, and

    - a registration rights agreement with respect to the common stock purchased pursuant to the stock purchase agreement.

The restructuring was jointly announced by NBC and Xoom.com on the evening of June 14, 1999.

    On July 7, 1999, Xoom.com's board of directors met with senior management and Xoom.com's financial advisors and legal counsel at a special meeting to discuss the terms and advisability of a second restructuring proposal. At the meeting, Mr. Harbottle, vice president, finance and chief financial officer of Xoom.com, described the proposal. A representative of Hambrecht & Quist confirmed that its opinion rendered on May 9, 1999 remained in full force and effect and was unaffected by the second restructuring proposal. Following these presentations, Xoom.com's board of directors engaged in a full discussion of the terms of the proposal and its advisability. At the conclusion of this meeting, Xoom.com's board approved the terms of the contribution agreement and authorized management to proceed with the execution of the contribution agreement. The board of directors' approval was subject to confirmation from Bear Stearns that its opinion rendered on May 9, 1999 remained in full force and effect and was unaffected by the second restructuring proposal.


    On July 8, 1999, Bear Stearns confirmed that its opinion rendered on May 9, 1999 remained in full force and effect and was unaffected by the second restructuring proposal. Subsequently, on July 8, 1999, Xoom.com and some of its subsidiaries and NBC and some of its affiliates entered into the contribution agreement, which amended and restated the amended and restated agreement and plan of contribution, investment and merger, dated as of June 11, 1999.


    On July 8, 1999, the name of NBCi was changed from Xenon 2, Inc. to NBC Internet, Inc. following the execution by NBC, Xoom.com and SNAP of a license agreement and the execution by NBC and NBCi of a trademark agreement relating to NBCi's name and the use of the NBC mark in connection with this proxy statement/prospectus.


    On October 18, 1999, Xoom.com's board of directors met with senior management and Xoom.com's legal counsel at a special meeting to discuss the terms and advisability of amending the merger agreement and the contribution agreement. At the meeting, Mr. Harbottle, vice president, finance and chief financial officer of Xoom.com, described the proposed amendments. Representatives of Bear Stearns and Hambrecht & Quist had previously confirmed to Xoom.com's senior management that their opinions rendered on May 9, 1999 remained in full force and effect and were unaffected by the proposed amendments. Following these presentations, Xoom.com's board of directors engaged in a full discussion of the terms of the proposed amendments and their advisability. At the conclusion of this meeting, Xoom.com's board approved the terms of the proposed amendments and authorized management to proceed with their execution.

    On October 20, 1999, the parties to the merger agreement and the contribution agreement entered into the amendments.


RECOMMENDATION OF XOOM.COM'S BOARD OF DIRECTORS AND REASONS FOR THE TRANSACTIONS


    At its meeting on May 9, 1999, the board of directors of Xoom.com:



    - determined that the terms of the merger agreement and contribution agreement, as then in effect, and the transactions contemplated thereby are advisable and fair to and in the best interests of Xoom.com and its stockholders,


    - approved the merger agreement and the contribution agreement,

    - directed that the merger agreement and the contribution agreement be submitted for consideration by the Xoom.com stockholders and

    - recommended that the Xoom.com stockholders vote for the adoption of the merger agreement and for Xoom.com's adoption of the contribution agreement.

    In reaching this conclusion, the board of directors of Xoom.com, with the assistance of its financial and legal advisors, considered and analyzed a number of factors, including, without limitation, the following:


    - the oral presentation of Bear Stearns and its oral opinion, later confirmed in writing, that, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, (a) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together (both before and after conversion of the NBCi convertible notes), in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, and (b) the issuance of NBCi shares to CNET in the transactions contemplated by the merger agreement, if the transactions contemplated by the contribution agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP, were fair from a financial point of view, to Xoom.com and its stockholders. On June 11, 1999, Bear Stearns confirmed that its opinion remained in full force and effect and was unaffected by the equity investment and restructuring entered into as of June 11, 1999. On July 8, 1999 Bear Stearns confirmed that its opinion remained in full force and effect and was unaffected by the second restructuring entered into as of July 8, 1999. Prior to the meeting of the board of directors of Xoom.com on October 18, 1999, Bear Stearns confirmed that its opinion remained in full force and effect and was unaffected by the amendments to the merger agreement and contribution agreement entered into as of October 20, 1999.



    - the oral presentation of Hambrecht & Quist and its oral opinion, later confirmed in writing, that, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, was fair from a financial point of view, to Xoom.com and its stockholders. On June 11, 1999, Hambrecht & Quist confirmed that its opinion remained in full force and effect and was unaffected by the equity investment and restructuring entered into as of June 11, 1999. On July 7, 1999, Hambrecht & Quist confirmed that its opinion remained in full force and effect and was unaffected by the second restructuring entered into as of July 8, 1999. Prior to the meeting of the board of directors of Xoom.com on October 18, 1999, Hambrecht & Quist confirmed that its opinion remained in full force and effect and was unaffected by the amendments to the merger agreement and contribution agreement entered into as of October 20, 1999.

    - reports from Xoom.com's management and legal and financial advisors on specific terms of the merger agreement, contribution agreement and the other related agreements described below on page 89;


    - the legal and business due diligence examination of SNAP and the NBC contributed Internet businesses conducted by Xoom.com management, and its legal and financial advisors;


    - information concerning the financial performance, business operations and prospects of Xoom.com presented at meetings of Xoom.com's board of directors, including among other things, Xoom.com's recent and historical stock and earnings performance;

    - the need of Xoom.com to enter into a strategic relationship to effectively compete in the Internet market;

    - the fact that the resulting holding company structure of NBCi following consummation of the transactions, will provide NBCi flexibility with respect to financing, state tax planning, employee compensation and acquisitions, minimize regulatory concerns and provide NBCi with additional protection from bankruptcy and other risks by having separate operating subsidiaries;

    - the fact that if NBC willfully fails to close the transactions contemplated by the contribution agreement after all of the conditions to closing have been satisfied, NBC will pay NBCi $475 million; and

    - the fact that the no-solicitation provision of the contribution agreement would permit the Xoom.com board of directors, in accordance with their fiduciary duties and the provisions of the contribution agreement, to:

     - entertain unsolicited offers,

     - provide information to such offerors, and

     - terminate the merger agreement and contribution agreement to enter into an agreement for such proposal if it were more favorable than the transactions contemplated by the merger agreement and the contribution agreement, and that the cost to Xoom.com in doing so would be capped at 4% of Xoom.com's market value.


    Based on information with respect to the financial condition, results of operations, cash flow, business and prospects of Xoom.com on both a stand-alone basis and as compared with those available in combination with NBCi, the board of directors of Xoom.com determined that the Xoom.com stockholders would benefit substantially from the transactions. Such benefits would consist of:


    - the ability of the Xoom.com stockholders to own an interest in NBCi and thereby benefit from the enhanced prospects of NBCi in terms of enhanced financial and operational resources and flexibility and larger audience;


    - the combination of Xoom.com, SNAP and the NBC contributed Internet businesses will result in a larger company, with more members, users, products and services, which should enable NBCi to compete more effectively in the Internet market where size is becoming an important competitive factor;


    - the combination of complementary skills and experience of NBC, Xoom.com and SNAP;

    - NBCi's enhanced ability to take advantage of future strategic opportunities;

    - the value of NBC's name and trademarks;

    - the license to use NBC's name and brand with the Internet properties of NBCi;

    - the belief that merger should allow NBCi to meet the challenges of the increasingly competitive environment in the Internet market more effectively than Xoom.com could on its own; and

    - the expected tax and accounting treatment of the Xoom.com merger.

    The Xoom.com board of directors also considered a number of potentially negative factors in its deliberations concerning the transactions, including:

    - that the closing of the transactions contemplated by the contribution agreement is not a condition to the closing of the transactions contemplated by the merger agreement and that, should the transactions under the merger agreement close but not the transactions under the contribution agreement, many of the perceived benefits of the Xoom.com merger may not occur;

    - the possibility of management and employee disruption associated with the transactions and the implications of disruptive aspects of the transactions on retaining key technical and management personnel;

    - the risks associated with obtaining necessary regulatory and stockholder approvals of the transactions;

    - the possibility that the transactions and the resulting relationship with SNAP and NBC might adversely affect Xoom.com's relationship with its customers, including other large media companies;

    - the risk that the potential benefits of the transactions might not be realized;

    - the relative complexity of the several transactions contemplated by the merger agreement, the contribution agreement and the related agreements;

    - that the option agreement, if exercisable, would eliminate the ability of a third party acquiror to account for an acquisition of Xoom.com using the pooling of interest accounting treatment, which could reduce the number of potential acquirors;

    - the increased resources that may be required to manage the larger operations of the combined companies, with a substantially increased employee base in diverse geographic locations; and

    - the other risks described under "Risk Factors."

    The Xoom.com board of directors concluded, however, that the potential benefits of the transactions to Xoom.com and its stockholders outweighed the risks associated with the foregoing factors.


    At its meeting on June 11, 1999, the board of directors of Xoom.com approved the terms of the stock purchase agreement, the registration rights agreement and the amended and restated agreement and plan of contribution, investment and merger. In reaching this conclusion, the board of directors of Xoom.com, with the assistance of its financial and legal advisors, considered and analyzed the equity investment and the restructuring and determined that the restructuring did not adversely affect the potential benefits of the transactions to Xoom.com and its stockholders.


    At its meeting on July 7, 1999, the board of directors of Xoom.com approved the terms of the contribution agreement and directed that the contribution agreement be submitted for consideration by the Xoom.com stockholders. The board of directors' approval was subject to confirmation from Bear Stearns that its opinion rendered on May 9, 1999 remained in full force and effect and was unaffected by the second restructuring proposal, which confirmation was received on July 8, 1999. In reaching this conclusion, the board of directors of Xoom.com with the assistance of its financial and legal advisors, considered and analyzed the second restructuring and determined that the second restructuring did not adversely affect the potential benefits of the transactions to Xoom.com or its stockholders.


    At its meeting on October 18, 1999, the board of directors approved the terms of the amendments to the merger agreement and the contribution agreement and directed that such agreements, as amended, be submitted for consideration by the Xoom.com stockholders. In reaching this conclusion, the board of directors of Xoom.com, with the assistance of its financial and legal advisers, considered and analyzed the proposed amendments and determined such amendments did not adversely affect the potential benefits of the transactions to Xoom.com or its stockholders.

    The foregoing discussion of the information and factors considered by the Xoom.com board of directors in connection with its evaluation of the transactions contemplated by the merger agreement, the contribution agreement and the related agreements is not intended to be exhaustive but is intended to include the material factors considered by the directors.

    FOR THE REASONS DESCRIBED ABOVE, THE XOOM.COM BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF XOOM.COM COMMON STOCK VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT AND ALSO VOTE "FOR" XOOM.COM'S ADOPTION OF THE CONTRIBUTION AGREEMENT.


    In considering the recommendation of the board of directors of Xoom.com with respect to adopting the merger agreement and Xoom.com adopting the contribution agreement, Xoom.com stockholders should be aware that the executive officers and directors of Xoom.com have interests in the proposed transactions that are different from and in addition to the interests of Xoom.com stockholders generally. The Xoom.com board of directors was aware of these interests and considered them in approving the merger agreement and the contribution agreement and the transactions contemplated thereby. These interests are discussed on page 68 of this proxy statement/prospectus.


OPINION OF BEAR STEARNS

    Xoom.com engaged Bear Stearns as its financial advisor based on Bear Stearns' experience and expertise in the merger and acquisition advisory business. Bear Stearns is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transactions. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.


    At the May 9, 1999 meeting of the Xoom.com board of directors, Bear Stearns delivered its oral opinion, subsequently confirmed in a writing dated May 9, 1999, to the effect that, as of the date thereof, and subject to the assumptions, qualifications and limitations set forth therein, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, (a) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, and (b) the issuance of NBCi shares to CNET in the transactions contemplated by the merger agreement, if the transactions contemplated by the contribution agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP, were fair, from a financial point of view, to Xoom.com and its stockholders. On June 11, 1999, Bear Stearns confirmed that its opinion remained in full force and effect and was unaffected by the equity investment and restructuring entered into as of June 11, 1999. On July 8, 1999, Bear Stearns confirmed that its opinion remained in full force and effect and was unaffected by the second restructuring entered into as of July 8, 1999. Prior to the meeting of the board of directors of Xoom.com on October 18, 1999, Bear Stearns confirmed that its opinion remained in full force and effect and was unaffected by the amendments to the merger agreement and contribution agreement entered into as of October 20, 1999.


    The full text of the opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns, is incorporated herein by reference. THE SUMMARY OF THE BEAR STEARNS OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION WHICH IS ATTACHED AS APPENDIX C-1 TO THIS PROXY STATEMENT/ PROSPECTUS. BEAR STEARNS HAS CONSENTED TO THE INCLUSION OF ITS OPINION IN THIS PROXY STATEMENT/ PROSPECTUS. Xoom.com shareholders are urged to read carefully the Bear Stearns opinion in its entirety.

In reading the discussion of the fairness opinion set forth below, Xoom.com stockholders should be aware that the Bear Stearns opinion:


    - was provided to the Xoom.com board of directors for its information and is to the effect that, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, (a) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, and (b) the issuance of NBCi shares to CNET in the transactions contemplated by the merger agreement, if the transactions contemplated by the contribution agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP, were fair, from a financial point of view, to Xoom.com and its stockholders;


    - did not constitute a recommendation to the Xoom.com board of directors in connection with the proposed transactions;

    - did not address the merits of the underlying decision by Xoom.com to engage in the proposed transactions or the price or range of prices at which shares of Xoom.com common stock may trade subsequent to the announcement or consummation of the proposed transactions; and

    - does not constitute a recommendation to any holder of Xoom.com common stock as to how such shareholder should vote on the proposed transactions, or any matter related thereto.

    Although Bear Stearns was engaged to provide a fairness opinion to the board of directors of Xoom.com, the financial terms in the proposed transactions were determined by NBC, CNET and Xoom.com through arms-length negotiations. Bear Stearns provided advice to Xoom.com during the course of such negotiations. Xoom.com did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

    PREPARATION OF BEAR STEARNS OPINION

    In arriving at its opinion, Bear Stearns, among other things:


    - reviewed drafts of the agreement and plan of contribution and merger, the agreement and plan of contribution, investment and merger and other transaction documents;


    - reviewed Xoom.com's Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 1998;

    - reviewed operating and financial information, including projections provided to Bear Stearns by the management of Xoom.com relating to Xoom.com's business and prospects;

    - met with members of Xoom.com's senior management to discuss its operations, historical financial statements and future prospects;

    - reviewed the historical prices and trading volume of Xoom.com common stock;

    - reviewed the trading activity of various Internet companies, including those which Bear Stearns deemed generally comparable to Xoom.com;


    - reviewed operating and financial information, including projections, provided to Bear Stearns by the management of Xoom.com relating to the NBC contributed Internet businesses and SNAP;



    - met with members of the senior management of NBC to discuss the operations, historical financial statements, projections and future prospects relating to SNAP and the NBC contributed Internet businesses;


    - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Xoom.com, to the businesses proposed to be acquired in the proposed transactions and to the combined company on a pro forma basis giving effect to the proposed transactions;

    - reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to the proposed transactions; and

    - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

    In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other projections provided to it by Xoom.com, SNAP and NBC. With respect to the projected financial results provided to Bear Stearns, Bear Stearns assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Xoom.com, SNAP and NBC as to the expected future performance of Xoom.com, SNAP and the NBC contributed Internet businesses, respectively. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the projections provided to Bear Stearns, and relied upon the assurances of the senior managements of Xoom.com, Snap.com and NBC, respectively, that they were unaware of any facts that would make the information or projections provided to Bear Stearns incomplete or misleading.


    In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities of Xoom.com, SNAP or the NBC contributed Internet businesses, nor was it furnished with any such appraisals. The Bear Stearns opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of its opinion. In addition, Bear Stearns recognized that the market prices for Internet related companies such as Xoom.com have been the subject of significant speculation and movement in recent months and the Bear Stearns' opinion was not intended to predict or otherwise guarantee the trading prices of Xoom.com following the announcement or consummation of the proposed transactions.



    Bear Stearns was initially engaged to explore strategic alternatives for Xoom.com. After Xoom.com and NBC entered into a non-solicitation and confidentiality agreement on April 15, 1999, Bear Stearns was requested to prepare its opinion in connection with the proposed transactions involving NBC. At this time, Bear Stearns was directed not to and did not seek or pursue alternative transactions to the proposed transactions involving NBC, including the possible sale of Xoom.com as an entirety. Although upon the consummation of the transactions contemplated by the merger agreement and the contribution agreement, NBC and its subsidiaries will own only approximately 47.3% of the common stock of NBCi, in its capacity as financial advisor to Xoom.com, Bear Stearns conservatively assumed, consistent with Delaware law, solely for purposes of rendering its fairness opinion, that this ownership interest should be viewed as a change of control transaction for purposes of evaluating whether, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, (a) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, and (b) the issuance of NBCi shares to CNET in the transactions contemplated by the merger agreement, if the transactions contemplated by the contribution agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP, were fair, from a financial point of view, to Xoom.com and its stockholders.


    In rendering its opinion, Bear Stearns did not address whether and under what circumstances any third party interest in Xoom.com may arise as a result of entering into the agreements related to the transactions. In addition, the opinion did not address or make any assumptions with respect to the accounting treatment applicable to the proposed transactions to each of Xoom.com, CNET and NBC.

    FINANCIAL ANALYSIS OF BEAR STEARNS

    The following is a brief summary of the material valuation, financial and comparative analyses underlying the presentation by Bear Stearns to the Xoom.com board of directors in connection with the rendering of the Bear Stearns opinion. Such summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion and is qualified in its entirety by reference to the full text of the Bear Stearns opinion, but does summarize the material analyses underlying the Bear Stearns opinion.

    In performing its analysis, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, NBC, CNET, SNAP and Xoom.com. Any estimates contained in the analysis performed by Bear Stearns is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analysis. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Bear Stearns opinion was among several factors taken into consideration by the Xoom.com board of directors in making its determination to approve the merger agreement, the contribution agreement and the proposed transactions.

    TRANSACTION VALUE. In conducting a transaction value analysis, Bear Stearns arrived at a range of enterprise values for the combined company, post-synergies, using the following valuation methodologies:

    - discounted cash flow analysis,

    - comparable company analysis, and

    - comparable acquisition analysis.

The range of enterprise values for each of the different valuation methodologies is indicated in the table below.

VALUATION METHOD                                                  ENTERPRISE VALUE RANGE
----------------------------------------------------------  ----------------------------------
                                                                       ($ MILLIONS)
Discounted Cash Flow Analysis.............................        $   4,500         $   5,000
Comparable Company Analysis...............................            4,250             4,750
Comparable Acquisition Analysis...........................            4,250             5,000
Summary Reference Range...................................            4,250             4,750

    The summary reference range represents a single range of values summarizing the values implied by the three analyses, but does not necessarily represent an average of the three analyses. The range is based on Bear Stearns' judgment regarding a reasonable range that may be implied by the various valuation methods, with a preference for conservative values and values that will narrow the range rather than expand the range to the maximum range that the data may support. As a result, Bear Stearns determined that a reasonable summary reference range for this transaction would be the range implied by the estimates at the lower end of the ranges resulting from the three analyses.


        DISCOUNTED CASH FLOW. Using the financial projections provided by Xoom.com, SNAP and NBC for the combined company through year 2002, Bear
Stearns calculated a range of enterprise values for the combined company using a discounted cash flow valuation method. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the net present value of the projected cash flows net of gross investment anticipated to be generated by the assets of the business. The discounted cash flow analysis assumed, solely for purposes of this analysis, a terminal value multiple of 2002 revenues ranging from 12.0x to 14.0x because comparable companies typically have multiples in such range. Bear Stearns determined that a multiple of 12.0x to 13.0x was most appropriate, and weighted such data points more heavily, because at the time of the Bear Stearns' analysis, Xoom.com traded at approximately 13.2x year 2000 estimated revenues. Additionally, Bear Stearns' valuation of the combined company based on a comparable company analysis implied a multiple of 12.2x to 13.6x year 2000 estimated revenues. The discounted cash flow analysis also assumed a discount rate for the combined company ranging from 17% to 20% because analyst coverage of comparable companies indicated that research analysts typically use discount rates of approximately 15% for more established Internet companies, and discount rates of approximately 20% for start-up Internet companies. Bear Stearns determined that a discount rate of 17% to 18% was most appropriate, and weighted such data points more heavily, because Bear Stearns' weighted average cost of capital analysis indicated a range of 17% to 18%. Based on such assumptions, Bear Stearns calculated a range of enterprise values for the combined company of $4,500 to $5,000 million.


        COMPARABLE COMPANY ANALYSIS. Bear Stearns compared operating, financial, trading and valuation information for the operations of the combined company to publicly available operating, financial, trading and valuation information of twenty selected portal/communities, content and e-commerce companies which, in Bear Stearns' judgment, were comparable to the operations of the combined company for purposes of this analysis. A comparable company analysis reviews a business' operating performance and outlook relative to a group of peer companies to determine an implied unaffected market trading value. Bear Stearns used the following metrics to arrive at its valuation range:

    - enterprise value as a multiple of calendar year 1999 and 2000 projected revenues,

    - enterprise value as a multiple of unique visitors, and

    - enterprise value as a multiple of daily page views.

Because portal, content providers and e-commerce firms utilizing the Internet are relatively new, generally accepted metrics for performing a comparable company analysis have not yet fully evolved. Bear Stearns used these metrics because in Bear Stearns' judgment such metrics are reasonable for portal, content providers and e-commerce firms and such metrics are beginning to be widely used in the internet sector. In performing the comparable company analysis, Bear Stearns did not weight any one metric more heavily than any other. The companies included:


 PORTALS / COMMUNITIES            CONTENT                  E-COMMERCE
------------------------  ------------------------  ------------------------
- America Online          - Broadcast.com           - Amazon.com
- Excite@Home             - CNET                    - Beyond.com
- Infoseek                - EarthWeb                - eBay
- Lycos                   - MarketWatch.com         - Preview Travel
- theglobe.com            - SportsLine USA          - Priceline.com
- Yahoo!-GeoCities        - iVillage                - uBid
                          - iTurf
                          - About.com


    Bear Stearns noted that none of the comparable companies were exactly identical to the combined company and that, accordingly, any analysis of comparable companies necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading and acquisition values.


    In the instances where Bear Stearns determined that the applicable comparable company did not fit well with the combined company's profile for a particular metric, Bear Stearns weighted the resulting data less heavily than the data obtained for comparable companies which more closely match the combined company's profile. Therefore, Bear Stearns did not necessarily weight each comparable company equally. Specifically, the combined company has characteristics of a portal, a content provider and an e-commerce player. However, Bear Stearns determined that the combined company is unlike other comparable e-commerce companies based on the assumption that the combined company would not have to pay for its traffic through banner placements on other Web sites, as it would be able to generate its own traffic. In addition, when comparing the combined company to the portals/ communities sector, Bear Stearns determined that the portal portion of the combined company should be valued at a discount to multiples of other portals that have a larger market share or are market leaders. Also, when comparing the combined company with broadband content providers, Bear Stearns estimated that the broadband content portion of the combined company should be valued at a discount to multiples of other broadband content providers that may deliver content from various television program providers, because the combined company's television programming will be limited by the combined company's relationship with NBC.



    In general, Bear Stearns placed less emphasis on certain of the comparable companies which are market leaders since the combined company will be newly formed and have no operating history. In addition, some of the comparable companies are on a steeper growth trajectory and thus justify a greater multiple while others have less growth potential than the combined company and thus will not support a multiple as high as that of the combined company.



    In short, the comparable companies are comparable in some respects, but none are comparable in all respects. Bear Stearns examined each comparable company to determine its relevance to the combined company and weighted such comparable companies appropriately. The examples described in the two paragraphs above are examples only; Bear Stearns conducted other similar analysis for all the comparable companies. Based on this analysis, Bear Stearns calculated the enterprise value of the combined company to be in the range of $4,250 to $4,750 million.



        COMPARABLE ACQUISITIONS ANALYSIS. Bear Stearns reviewed and analyzed the publicly available financial terms of four selected acquisition transactions in the Internet sector which, in Bear Stearns' judgment, were reasonably comparable to the proposed transactions, and compared the financial terms of such transactions to those of the proposed transactions. A comparable acquisition analysis provides a valuation range based upon financial information of companies which have been acquired in selected recent acquisitions and which are in the same or similar industries as the business being evaluated. The four transactions included:


    - Disney's investment in Infoseek

    - USA Network's proposed acquisition of Lycos

    - @Home Network's acquisition of Excite

    - Yahoo!'s acquisition of GeoCities

    Bear Stearns reviewed the prices paid in such transactions and analyzed various operating and financial information and imputed valuation multiples and ratios. Specifically, Bear Stearns reviewed the target's enterprise value as a multiple of the one-year and two-year forward revenues at the time of the announcement of each transaction. Bear Stearns' analysis of the comparable acquisitions indicated an enterprise value range of the combined company of $4,250 to $5,000 million.

    Bear Stearns also noted that none of the comparable transactions were identical to the proposed transactions and that, accordingly, any analysis of the comparable acquisitions necessarily involved complex consideration and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the acquisition values.

    VALUATION OF SNAP AND NBC'S CONTRIBUTED INTERNET ASSETS. Bear Stearns also valued each of SNAP, NBC.com, NBC-IN.com, VideoSeeker and a 10% interest in CNBC.com using comparable company analyses and comparable acquisition analyses. With respect to the 10% interest in CNBC.com, Bear Stearns also performed a discounted cash flow analysis. The discounted cash flow analysis assumed, solely for purposes of the analysis of CNBC.com, a terminal value multiple of 20.0x to 26.0x 2002 revenues and a discount rate range between 20% and 26%. Bear Stearns valued the NBC brand and other intangibles provided by NBC by discounting back an assumed royalty stream that Xoom.com would have to pay NBC for the use of the NBC brand. The royalty stream was estimated at 6% to 8% of the difference between the combined company's revenue and Xoom.com's stand-alone revenue, and discounted using a cost of capital of 18%.

    Bear Stearns used the following acquisition transactions in the Internet sector as comparables for the proposed acquisition of each of SNAP, NBC.com, NBC-IN.com and the 10% equity interest in CNBC.com:

    - Disney's investment in Infoseek,

    - USA Networks' proposed acquisition of Lycos,

    - @Home Network's acquisition of Excite, and

    - Yahoo!'s acquisition of GeoCities.

Bear Stearns used Yahoo!'s acquisition of Broadcast.com as a comparable for the proposed acquisition of VideoSeeker.

    Bear Stearns used the following comparable companies for the operations of SNAP, NBC.com, NBC-IN.com, VideoSeeker and CNBC.com.

                                        NBC.COM COMPARABLE PORTALS/
SNAP COMPARABLE PORTALS/COMMUNITY      COMMUNITY SERVICE AND CONTENT
        SERVICE COMPANIES                        COMPANIES
----------------------------------  ------------------------------------
America Online                      America Online     Broadcast.com
Excite@Home                         Excite@Home        CNET
Infoseek                            Infoseek           Sportsline USA
Lycos                               Lycos              iVillage
theglobe.com                        theglobe.com       iTurf
Yahoo!-GeoCities                    Yahoo!-GeoCities   About.com

   NBC-IN.COM COMPARABLE CONTENT      VIDEOSEEKER COMPARABLE BROADBAND
         SERVICE COMPANIES                    CONTENT COMPANIES
-----------------------------------  -----------------------------------
CNET                                 Broadcast.com
Sportsline USA                       InterVU
iVillage                             RealNetworks
iTurf
InfoSpace.com                            CNBC.COM COMPARABLE CONTENT
Ticketmaster Online-CitySearch               PROVIDER COMPANIES
                                     -----------------------------------
About.com                            MarketWatch.com
                                     Multex.com

    Based on these analyses, Bear Stearns determined a range of enterprise values for the NBC contributed Internet businesses and SNAP, of approximately $2,863 to $3,433 million. Bear Stearns concluded that the enterprise value of Xoom.com represents between 23.9% and 27.3% of the enterprise value of the combined company indicated by the summary reference range of $3,940 to $4,510 million. As Xoom.com will receive over 33.3% of the combined company, under this valuation method Xoom.com will receive a greater proportion of the combined company than its proportion of the aggregate contribution to the combined company.

    HAS/GETS ANALYSIS. Bear Stearns also conducted a per share "Has/Gets" analysis based on the May 6, 1999 closing share price of Xoom.com common stock of $68.00 per share. A "Has/Gets" analysis is a mathematical comparison of what shareholders have prior to consummation of a transaction (and thus will have absent consummation of such transaction) to what shareholders will get upon consummation of such transaction.

    Based on the May 6, 1999 stock price, the equity value of Xoom.com as of such date was approximately $1,312 million. After adjusting for cash, option proceeds, indebtedness, minority interests in subsidiaries and preferred stock, Bear Stearns calculated the May 6, 1999 enterprise value of Xoom.com to be approximately $1,077 million.


    Next, Bear Stearns calculated the value of the combined company, pre-synergies, by adding in the estimated range of enterprise values of the NBC contributed Internet businesses. The calculation resulted in a range of enterprise values for the combined company of $3,940 to $4,510 million. If Xoom.com's stockholders received approximately 33.3% of the combined company, they would receive a value of $1,313 to $1,503 million. Bear Stearns also noted that, based on the post-synergies enterprise value range of $4,250 to $4,750 million for the combined company, Xoom.com's stockholders would receive $1,417 to $1,583 million, assuming Xoom.com's stockholders received approximately 33.3% of such value.


                                                                  VALUE RANGE
                                                              --------------------
                                                                ($ IN MILLIONS)
Xoom.com's Enterprise Value.................................  $1,077.0 -- $1,077.0
Value of the NBC contributed Internet assets and SNAP.......  $2,863.0 -- $3,433.0
Value of the Combined Company, Pre-Synergies................  $3,940.0 -- $4,510.0
Xoom.com's approximately 33.3% of the Combined Company,
  Pre-Synergies.............................................  $1,313.3 -- $1,503.3
Value of the Combined Company, Post-Synergies...............  $4,250.0 -- $4,750.0
Xoom.com's approximately 33.3% of the Combined Company,
  Post-Synergies............................................  $1,416.7 -- $1,583.3


    Although, for purposes of this analysis, Bear Stearns assumed that Xoom.com's stockholders would receive approximately 33.3% of the value of the combined company, Xoom.com's stockholders will actually receive approximately 39% of the equity of the combined company, before conversion of the NBCi convertible notes, Bear Stearns concluded that the value range of Xoom.com's interest in the combined company both pre-synergies ($1,313.3 to $1,503.3 million), and post-synergies ($1,416.7 to $1,583.3 million) exceeds the current enterprise value of Xoom.com absent consummation of the transactions ($1,077.0 million).


    OTHER ANALYSES. Bear Stearns conducted such other analyses as it deemed necessary, including reviewing historical and projected financial and operating data for Xoom.com, the NBC contributed Internet assets and SNAP and selected investment research reports on each of the entities, including information pertaining to the estimated revenues and cash flow for each of the entities and assessing future acquisition and growth opportunities for each of the companies.


    The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support the Bear Stearns opinion. In arriving at its opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor considered by Bear Stearns. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of the Bear Stearns analysis of the fairness to Xoom.com and its stockholders, from a financial point of view, of the financial terms of the transactions.

    FEE ARRANGEMENTS

    Pursuant to the terms of its engagement letter with Bear Stearns, Xoom.com has agreed to pay Bear Stearns a total fee equal to $1.0 million, plus 0.75% of the greater of the total fair market value of all cash, equity securities, property, debt or other obligations obtained by Xoom.com's holders of common stock as of May 9, 1999 or on the date the transactions contemplated by the merger agreement are consummated. On May 9, 1999, the amount of the fee on this basis would have been approximately $12 million in the aggregate. $2.5 million of Bear Stearns' fee became payable to Bear Stearns upon the delivery of its opinion and the remainder of which will become payable upon consummation of the proposed transactions. In addition, Xoom.com has agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses incurred by it in connection with the proposed transactions, including reasonable fees and disbursements of its legal counsel. Xoom.com has also agreed to indemnify Bear Stearns against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

    Bear Stearns has previously rendered investment banking and financial advisory services to Xoom.com. Bear Stearns served as Xoom.com's financial advisor in connection with its IPO and follow-on equity offerings, for which it received customary compensation. In the ordinary course of its business, Bear Stearns may actively trade the securities of Xoom.com, General Electric, the publicly-traded parent of NBC, and/or CNET for its own account and for accounts of its customers and, accordingly, Bear Stearns may at any time hold a long or short position in such securities. Bear Stearns may provide financial advisory and financing services to the combined company and/or its affiliates and may receive fees for the rendering of such services.

OPINION OF HAMBRECHT & QUIST


    Xoom.com engaged Hambrecht & Quist to act as its financial advisor in connection with the proposed transactions solely for the purpose of issuing an opinion to the effect that, after issuance of NBCi shares to Xoom.com stockholders in the merger of Xenon 3 with Xoom.com, the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses, was fair, from a financial point of view, to Xoom.com and its stockholders. Hambrecht & Quist was selected by the Xoom.com board of directors based on Hambrecht & Quist's qualifications, expertise and reputation, as well as Hambrecht & Quist's historic investment banking relationship and familiarity with Xoom.com. Hambrecht & Quist rendered its oral opinion, subsequently confirmed in writing, on May 9, 1999 to the Xoom.com board of directors that, as of such date, the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the merger agreement and the contribution agreement, taken together, both before and after conversion of the NBCi convertible notes, in exchange for the aggregate contribution of SNAP and the NBC contributed Internet businesses was fair, from a financial point of view, to Xoom.com and its stockholders. On June 11, 1999, Hambrecht & Quist confirmed that its opinion remained in full force and effect and was unaffected by the equity investment and restructuring entered into as of June 11, 1999. On July 7, 1999, Hambrecht & Quist confirmed that its opinion remained in full force and effect and was unaffected by the second restructuring entered into as of July 8, 1999. Prior to the meeting of the board of directors of Xoom.com on October 18, 1999, Hambrecht & Quist confirmed that its opinion remained in full force and effect and was unaffected by the amendments to the merger agreement and contribution agreement entered into as of October 20, 1999.


    THE FULL TEXT OF THE OPINION DELIVERED BY HAMBRECHT & QUIST TO THE XOOM.COM BOARD OF DIRECTORS, DATED MAY 9, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY HAMBRECHT & QUIST IN RENDERING ITS OPINION, IS ATTACHED AS APPENDIX C-2 TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE HAMBRECHT & QUIST OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY XOOM.COM

STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER AGREEMENT AND THE CONTRIBUTION AGREEMENT. THE SUMMARY OF THE HAMBRECHT & QUIST OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH FAIRNESS OPINION ATTACHED HERETO AS APPENDIX C-2. XOOM.COM STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

    In reviewing the proposed transactions, and in arriving at its opinion, Hambrecht & Quist, among other things:

    - Reviewed the financial statements of SNAP, NBC-IN.com, NBC.com, VideoSeeker and CNBC.com for recent years and interim periods to date and other relevant financial and operating data of SNAP and the NBC contributed Internet businesses made available to Hambrecht & Quist from the internal records of SNAP and the NBC contributed Internet businesses;

    - Reviewed internal financial and operating information, including projections, related to SNAP and the NBC contributed Internet businesses, prepared by management of Xoom.com;

    - Discussed the business, financial condition and prospects of SNAP and the NBC contributed Internet businesses with members of senior management of SNAP and the NBC contributed Internet businesses;

    - Reviewed Xoom.com's publicly available financial statements for recent years and interim periods to date and other relevant financial and operating data of Xoom.com made available to Hambrecht & Quist from published sources and from the internal records of Xoom.com;

    - Discussed Xoom.com's business, financial condition and prospects with members of senior management of Xoom.com;

    - Reviewed the recent reported prices and trading activity for the common stock of Xoom.com and compared such information and financial information for SNAP, the NBC contributed Internet businesses and Xoom.com with similar information for other companies engaged in businesses Hambrecht & Quist considered generally comparable;

    - Reviewed the financial terms, to the extent publicly available, of comparable merger and acquisition transactions;


    - Reviewed drafts of the agreement and plan of contribution and merger and the agreement and plan of contribution, investment and merger, each dated as of May 6, 1999 and other transaction documents; and


    - Performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

    Hambrecht & Quist did not independently verify any of the information concerning Xoom.com, SNAP or the NBC contributed Internet businesses considered in connection with its review of the proposed transactions and, for purposes of its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Hambrecht & Quist did not prepare or obtain any independent valuation or appraisal of any of the assets or liabilities of Xoom.com, SNAP or the NBC contributed Internet businesses, nor did it conduct a physical inspection of the properties and facilities of Xoom.com, SNAP or the NBC contributed Internet businesses. With respect to the financial forecasts and projections used in its analysis, Hambrecht & Quist assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of Xoom.com, SNAP and the NBC contributed Internet businesses. For the purposes of its opinion, Hambrecht & Quist also assumed that none of Xoom.com, SNAP or the NBC contributed Internet businesses was a party to any pending transactions, including external recapitalizations or material merger discussions, other than the proposed transactions and transactions in the ordinary course of conducting their respective businesses. For purposes of its opinion,

Hambrecht & Quist assumed that the proposed transactions will be implemented on a tax-free basis. Hambrecht & Quist's opinion is necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to the Xoom.com board of directors, but does summarize the material analyses presented to the Xoom.com board of directors. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Xoom.com board of directors and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Xoom.com, SNAP and the NBC contributed Internet businesses. The analyses performed by Hambrecht & Quist and summarized below are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

    In performing its analyses, Hambrecht & Quist used published Hambrecht & Quist research estimates of calendar year 1999 and 2000 financial performance by Xoom.com and used estimates by Xoom.com management of calendar year 1999 and 2000 financial performance by SNAP and the NBC contributed Internet businesses.

    The following is a brief summary of the material financial analyses performed by Hambrecht & Quist in connection with providing its written opinion to the Xoom.com board of directors on May 9, 1999. In performing the various financial analyses, Hambrecht & Quist valued the combined company assuming consummation of the transactions contemplated by both the merger agreement and the contribution agreement. Hambrecht & Quist did not value the intermediate company formed pursuant to the merger agreement that existed immediately before the transactions contemplated by the contribution agreement. The summary of financial analyses includes information presented in tabular format. You should read these tables together with the text of each summary.

    VALUATION ANALYSIS OF XOOM.COM

    ANALYSIS OF PUBLICLY TRADED COMPANIES COMPARABLE TO XOOM.COM. This analysis reviews a business' operating performance and outlook relative to a group of peer companies to determine an implied value. Using Hambrecht & Quist research and published Wall Street estimates, Hambrecht & Quist compared, among other things, the equity values, enterprise values, revenues for the last twelve-month period and projected revenues for calendar 1999 and calendar 2000 for Xoom.com to corresponding measures for publicly traded Internet companies that Hambrecht & Quist considered comparable to Xoom.com. Hambrecht & Quist used revenues when making its comparisons because revenue valuations are generally accepted when analyzing Internet companies which, in many cases, have not achieved profitability. The Internet companies that Hambrecht & Quist considered comparable to Xoom.com were:

- Autoweb.com                        - iVillage
- Beyond.com                         - Lycos
- Earthweb                           - theglobe.com
- GeoCities                          - iTurf

    Hambrecht & Quist determined average revenue multiples for the comparable companies. Applying such multiples for the comparable companies to projected calendar 1999 and calendar 2000 revenues of Xoom.com resulted in the ranges of implied equity values and enterprise values of Xoom.com set forth in the following table:

                                                                              IMPLIED RANGE OF VALUE OF XOOM.COM
                                                                             -------------------------------------
Implied Enterprise Value...................................................      $798.3 million - $1,080.7 million
Implied Equity Value (Enterprise Value plus $219.7 million cash less $1.7
  million in debt):........................................................    $1,016.3 million - $1,298.7 million

    These implied value ranges were compared to the ranges of implied equity values for the portion of NBCi to be received by Xoom.com's stockholder's as described in "Analysis of the Proposed Xoom.com Share of NBCi" below, ranging from approximately $1,240 million to $1,759 million before conversion of the NBCi convertible notes, to approximately $1,248 million to $1,720 million assuming conversion of the NBCi convertible notes.

    ANALYSIS OF SELECTED TRANSACTIONS. This analysis provides a valuation range based upon financial information of companies which have been acquired in selected recent acquisitions and which are in the same or similar industries as the business being evaluated. Using Hambrecht & Quist research and published Wall Street estimates, Hambrecht & Quist compared the proposed transactions with selected mergers and acquisitions transactions. This analysis included seven transactions involving companies in the Internet industry. The Internet transactions that Hambrecht & Quist deemed comparable to the proposed transactions were (listed as acquiror/target):

- Yahoo!/ Broadcast.com              - America Online/ Netscape
- America Online/ MovieFone            Communications
- Yahoo!/ GeoCities                  - CDnow/ N2K
- @Home Network / Excite             - USWeb/ CKS Group

    In examining these transactions, Hambrecht & Quist analyzed, among other things, the multiples of offer prices to revenues for the last twelve-month period and projected revenues for calendar 1999 for the acquired companies. Applying the foregoing multiples to the revenues of Xoom.com for the last twelve-month period and projected calendar 1999 revenues resulted in the ranges of implied equity values and enterprise values of Xoom.com set forth in the following table:

                                                                              IMPLIED RANGE OF VALUE OF XOOM.COM
                                                                             -------------------------------------
Implied Enterprise Value...................................................    $1,170.1 million - $1,734.0 million

Implied Equity Value (Enterprise Value plus $219.7 million cash less $1.7
  million in debt).........................................................    $1,388.1 million - $1,952.1 million

    These implied value ranges were compared to the ranges of implied equity values for the portion of NBCi to be received by Xoom.com's stockholder's as described in "Analysis of the Proposed Xoom.com Share of NBCi" below, ranging from approximately $1,240 million to $1,759 million before conversion of the NBCi convertible notes, to approximately $1,248 million to $1,720 million assuming conversion of the NBCi convertible notes, which ranges Hambrecht & Quist concluded to be at or above the implied range of Xoom.com on a stand-alone basis.

    PREMIUM ANALYSIS. Hambrecht & Quist compared the implied premium of the offer as of May 7, 1999 to similar premiums for the comparable public company transactions listed above. Hambrecht & Quist applied the mean premiums paid to Xoom.com's closing price on May 7, 1999, resulting in the following enterprise and equity values of Xoom.com.

                                                                                            IMPLIED
                                                                           MEAN           ENTERPRISE       IMPLIED
DATE OF SALES PRICE COMPARISON                                         PREMIUM PAID          VALUE       EQUITY VALUE
-------------------------------------------------------------------  -----------------  ---------------  ------------
                                                                                               ($ IN MILLIONS)
One trading day prior..............................................           32.5%       $   1,679.5     $  1,897.6
Twenty trading days prior..........................................           79.1%       $   2,407.3     $  2,625.4
52 week high.......................................................           (6.9%)      $   1,530.2     $  1,748.3

    VALUATION ANALYSIS OF SNAP AND THE NBC CONTRIBUTED INTERNET BUSINESSES

    ANALYSIS OF PUBLICLY TRADED COMPANIES COMPARABLE TO THE NBC CONTRIBUTED INTERNET BUSINESSES. Using Hambrecht & Quist research and published Wall Street estimates, Hambrecht & Quist compared, among other things, the equity values, enterprise values, revenues for the last twelve-month period and projected revenues for calendar 1999 and calendar 2000 of companies Hambrecht & Quist considered comparable to SNAP and the NBC contributed Internet businesses. Hambrecht & Quist determined that the following companies were comparable to SNAP and the NBC contributed Internet businesses.

         SNAP COMPARABLES                  NBC-IN.COM COMPARABLES
-----------------------------------  -----------------------------------
America Online                       CNET
@Home Network                        Infospace.com
Excite                               iVillage
Infoseek                             Launch
Lycos                                MarketWatch.com
Yahoo!                               Sportsline USA
                                     Ticketmaster Online-CitySearch
                                     iTurf
                                     ZDNet


        NBC.COM COMPARABLES                VIDEOSEEKER COMPARABLES
-----------------------------------  -----------------------------------
CNET                                 Big Entertainment
iVillage                             Broadcast.com
Launch                               Launch
MarketWatch.com                      RealNetworks
Sportsline USA
iTurf
ZDNet

       CNBC.COM COMPARABLES
-----------------------------------
CNET
iVillage
Launch
MarketWatch.com
Sportsline USA
iTurf
ZDNet

Hambrecht & Quist determined average revenue multiples for the companies considered comparable to SNAP and each of the NBC contributed Internet businesses and applied these multiples to projected calendar 1999 and calendar 2000 revenues supplied by Xoom.com's management for SNAP and each of the NBC contributed Internet businesses. Using the implied enterprise value and the implied equity value of SNAP and each of the NBC contributed Internet businesses and excluding any value associated with the advertising agreement between NBC and NBCi, and the NBC note, which, at the time of Hambrecht & Quist's analysis had an assumed value of $360 million, Hambrecht & Quist determined a range of aggregate implied equity values of SNAP and the NBC contributed Internet businesses taken together of $1,949 million to $2,770 million.

    VALUATION ANALYSIS OF NBCI

    ANALYSIS OF PUBLICLY TRADED COMPANIES COMPARABLE TO NBCI. Using Hambrecht & Quist research and published Wall Street estimates, Hambrecht & Quist compared, among other things, the equity values, enterprise values, revenues for the last twelve-month period and projected revenues for calendar 1999 and calendar 2000 for NBCi to corresponding measures for publicly traded Internet companies that Hambrecht & Quist considered comparable to NBCi. Internet companies considered comparable to NBCi were divided into two categories set forth below:

INTERNET COMMERCE/SERVICES COMPANIES   INTERNET CONTENT COMPANIES
-------------------------------------  --------------------------
- Amazon.com                           - CNET
- America Online                       - iVillage
- @Home Network                        - Launch
- eBay Inc                             - MarketWatch.com
- Excite                               - Sportsline USA
- Infoseek                             - iTurf
- Lycos                                - ZDNet
- Ticketmaster Online-CitySearch
- Yahoo!

Hambrecht & Quist determined average equity values as multiples of revenue and enterprise values as multiples of revenue for the comparable companies. All such multiples were based on closing stock prices as of May 7, 1999. As set forth in the following table, applying such multiples for the comparable companies to projected calendar 1999 and calendar 2000 revenues of NBCi, based on Xoom.com management estimates, excluding synergies, resulted in the following ranges of implied equity values and enterprise values of NBCi, excluding any value associated with the advertising agreement between NBC and NBCi, the NBCi cash, the NBC note (which, at the time of Hambrecht & Quist's analysis had an assumed value of $360 million) and the value of the interest in CNBC.com.

                                                                                     IMPLIED VALUE OF NBCI
                                                                             -------------------------------------
Implied Enterprise Value...................................................    $3,119.6 million - $4,512.8 million
Implied Equity Value (Enterprise Value plus $219.7 million cash less $1.7
  million in debt).........................................................    $3,337.6 million - $4,730.8 million

    ANALYSIS OF THE PROPOSED XOOM.COM SHARE OF NBCI. Hambrecht & Quist calculated the range of equity values attributable to the portion of NBCi to be received by Xoom.com's stockholders in the proposed transaction by adjusting the implied equity values calculated above for the advertising agreement between NBC and NBCi, the NBCi cash, the NBC note, which, at the time of Hambrecht & Quist's analysis had an assumed value of $360 million, and the value of the interest in CNBC.com, and multiplying by the Xoom.com ownership stake in NBCi, both before and after conversion of the NBCi convertible notes. Based on this analysis, Hambrecht & Quist calculated a range of implied equity values for the portion of NBCi to be received by Xoom.com's stockholders in the proposed transaction from approximately $1,240 million to $1,759 million before conversion of the NBCi convertible notes and from approximately $1,248 million to $1,720 million assuming conversion of the NBCi convertible notes, which ranges Hambrecht & Quist concluded to be at or above the implied ranges of Xoom.com on a stand-alone basis as calculated in the "Analysis of Publicly Traded Companies Comparable to Xoom.com".

    COMPARISON OF IMPLIED EQUITY VALUES


    Hambrecht & Quist analyzed the contribution of each of Xoom.com, SNAP and the NBC contributed Internet businesses to the total implied equity value of the combined company, both before and after the conversion of the NBCi convertible notes. Hambrecht & Quist determined the equity value of NBCi by comparing projected financial information for Xoom.com, SNAP and the NBC contributed Internet assets to publicly traded companies comparable to such entities. Hambrecht & Quist observed that, based on the implied equity values of Xoom.com and NBCi, the implied range of aggregate percentage equity interests of the Xoom.com stockholders in NBCi was between 42.0% and 33.8% before the conversion of the NBCi convertible notes, and between 38.0% and 31.2% after the conversion of the NBCi convertible notes. These figures were compared to the 36.6% equity interest, 33.3% after conversion of the NBCi convertible notes, that Hambrecht & Quist assumed that the Xoom.com stockholders would have received pursuant to the merger agreement and the agreement and plan of contribution, investment and merger entered into as of May 9, 1999, which figures Hambrecht & Quist concluded to be within the respective implied ranges of aggregate percentage equity interests stated above.


    No company or transaction used in the above analyses is identical to Xoom.com or the proposed transactions. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared.

    The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as Appendix C-2 to this joint proxy statement/ prospectus.

    Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Hambrecht & Quist has acted as a financial advisor to the board of directors of Xoom.com in connection with the transactions solely for the purpose of issuing its fairness opinion.

    In the past, Hambrecht & Quist has provided investment banking and other financial advisory services to Xoom.com and has received fees for rendering these services, including serving as a co-manager in Xoom.com's April 9, 1999 international and U.S. secondary offering. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Xoom.com and receives customary compensation in connection therewith, and also provides research coverage for Xoom.com. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Xoom.com for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide investment banking or other financial advisory services to Xoom, SNAP or the NBC contributed Internet businesses.

    Pursuant to an engagement letter dated April 26, 1999, Xoom.com has agreed to pay Hambrecht & Quist a fee of approximately $1.0 million in connection with the delivery of the fairness opinion rendered on May 9, 1999. Xoom.com also has agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses and to indemnify Hambrecht & Quist against specific liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF XOOM.COM IN THE TRANSACTIONS

    GENERAL


    The executive officers and members of the Xoom.com board of directors have interests in the transactions contemplated by the merger agreement and the contribution agreement that are different from, or in addition to, the interests of stockholders of Xoom.com generally. These include, among other things, provisions in the merger agreement and the contribution agreement relating to indemnification and the acceleration and/or payout of benefits under specified agreements and employee benefit plans. The Xoom.com board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement, the contribution agreement and the transactions contemplated thereby.



    The merger agreement provides that NBCi will cause Xoom.com, as the surviving corporation in the merger of Xenon 3 with Xoom.com, to assume and honor in accordance with their terms specified compensation agreements, plans and arrangements which existed prior to the execution of the merger agreement between Xoom.com and any of its directors, officers or employees.


    INDEMNIFICATION AND INSURANCE

    The merger agreement provides that NBCi shall cause the surviving corporation to indemnify each present and former director or officer of Xoom.com or any of its subsidiaries, to the fullest extent permitted under Xoom.com's certificate of incorporation, bylaws or applicable law, for liabilities for acts or omissions occurring at or prior to the date of the Xoom.com merger. The indemnification obligations include the payment of any costs, judgments, settlements or attorneys' fees and providing advances of expenses. The merger agreement also provides that NBCi shall cause the surviving corporation to maintain Xoom.com's current directors' and officers' liability insurance coverage on terms no less favorable than the policy currently in effect for six years after the date of the Xoom.com merger, but the surviving corporation is not obligated to pay for any annual premium more than 200% of the amount paid for premiums by Xoom.com as of the date of the merger agreement.

    OPTIONS

    Pursuant to the merger agreement, all outstanding stock options granted under the Xoom.com 1998 stock incentive plan (the "Option Plan," and each option granted under the Option Plan, a "Plan Option") as well as all outstanding stock options to acquire Xoom.com shares granted outside of the Option Plan (the "Non-Plan Options") will, upon the closing of the merger agreement, be converted into options to purchase an equal number of shares of NBCi on the same terms and conditions as were applicable to such Plan Options and Non-Plan Options prior to such conversion.

    Pursuant to the Option Plan, upon the occurrence of a corporate transaction, each outstanding Plan Option would become vested with respect to 75% of the unvested portion of such Plan Option, unless the Option Plan administrator exercises its discretion to prevent such acceleration. As discussed on page 88, Xoom.com has agreed to modify the accelerated vesting of the Plan Options. In addition, under the terms of the option agreement evidencing each Non-Plan Option (the "Non-Plan Option Agreement"), upon the occurrence of a corporate transaction each outstanding Non-Plan Option would become vested with respect to 75% of the unvested portion of such Non-Plan Option and the remaining unvested portion of such Non-Plan Option, as well as any vested portion of the Non-Plan Option which is not in fact exercised prior to the consummation of the corporate transaction, will expire upon the occurrence of the corporate transaction.

    The administrator of the Option Plan and Xoom.com's board of directors have each determined that the closing of the contribution agreement will constitute a corporate transaction for purposes of the Option Plan and the Non-Plan Option Agreement, respectively. As contemplated by the contribution agreement, the Option Plan administrator will use its discretion to modify the accelerated vesting provision of the Plan Options to provide that they will vest and become exercisable with respect to all shares which would have otherwise vested within 12 months following the closing of the contribution agreement. In addition, pursuant to their terms, all Non-Plan Options will vest and become exercisable with respect to 75% of the then unvested portion of such Non-Plan Options and any portion of the Non-Plan Options which remain unexercised as of the closing of the contribution agreement will terminate. Notwithstanding the foregoing, any options to acquire Xoom.com shares granted after May 9, 1999 will not vest on an accelerated basis.

    It is possible that the accelerated vesting of the Plan Options and/or Non-Plan Options could constitute "excess parachute payments" resulting in the imposition of an excise tax on the holder of such options and the loss of a tax deduction by Xoom.com or NBCi. NBCi has agreed to make available to any Xoom.com employee, a loan to pay the amount of any such excise tax that becomes payable as a result of such accelerated vesting. The loan will:

    - have a term of 2 years,

    - bear interest at the lowest permissible rate without the imputation of income,

    - become repayable upon the termination of such employee's employment with NBCi and its affiliates for cause or due to resignation, and

    - be forgiven:

       - with respect to 1/24 of the principal amount of the loan, together with accrued interest, on the last day of each 1 month anniversary of the closing of the contribution agreement if the employee remains employed through such dates, and

       - entirely if such employee is terminated by NBCi without cause or due to the employee's death or disability.


    The transactions will result in the accelerated vesting of Plan Options and Non-Plan Options, of which 527,389 options are held by all of the executive officers and directors of Xoom.com, except for Mr. Kitze who does not own any options.


    DIRECTORS AND EXECUTIVE OFFICERS

    Chris Kitze, the chairman of the board of Xoom.com, will be appointed as the chief executive officer of NBCi and John Harbottle, the chief financial officer and vice president, finance of Xoom.com, will be appointed as the chief financial officer and executive vice president, finance, secretary and treasurer of NBCi. The salaries of Mr. Kitze and Mr. Harbottle will remain the same as currently paid by Xoom.com. In addition Mr. Kitze and four of the five current outside directors of Xoom.com will be appointed to the board of directors of NBCi.

    Mr. Harris, a member of the board of directors of Xoom.com and who will be appointed as a director of NBCi upon consummation of the transactions, also serves as a managing director of Bear Stearns which provided advisory services to Xoom.com in connection with the transactions. Mr. Harris abstained from voting on the transactions at Xoom.com's board of directors meetings.

    SEVERANCE AGREEMENT


    In September 1999 Xoom.com and Laurent Massa, Xoom.com's president and chief executive officer, entered into a severance and consulting agreement. Under the severance agreement, Mr. Massa will resign from Xoom.com upon the closing of the transactions. After resigning, Mr. Massa will provide consulting services to NBCi on a part-time basis to assist in the integration of the businesses that will comprise NBCi, through June 30, 2000.

    Under the severance agreement, Mr. Massa will receive, among other things, the following benefits from Xoom.com or NBCi, as its successor:

    - the remainder of his 1999 salary ($216,000 per year);

    - the remainder of his 1999 bonus of approximately $39,815;

    - $216,000 severance in January 2000;

    - payment of his COBRA premiums for medical coverage until December 31, 2000;

    - the unvested portion of Mr. Massa's stock options, 222,576 shares, will become fully vested upon the closing of the transactions;


    - Mr. Massa's Non-Plan Options for 175,000 shares will remain exercisable for their entire term and will not terminate upon the closing of the transactions as they currently provide;



    - Mr. Massa's non-qualified Plan Options for 169,835 shares, will also remain exercisable for 24 months after the closing of the transactions; and


    - a gross-up payment to reimburse Mr. Massa for all golden parachute excise taxes on benefits received pursuant to the severance agreement including all income and excise taxes on the gross-up payment.

    In addition, to reflect Mr. Massa's additional responsibilities in connection with the transactions, in May 1999 Xoom.com granted Mr. Massa additional options to purchase 25,000 shares of Xoom.com common stock at an exercise price of $45.50 per share.


    Under the severance agreement, Mr. Massa agreed that for a period of six months following the termination of the consulting arrangement, or until December 31, 2000, whichever is longer, he will not, directly or indirectly,


    - divert or attempt to divert from Xoom.com or NBCi any business, including the solicitation of customers; or

    - engage in business activities competitive with Xoom.com or NBCi unless Mr. Massa proves in court that any of the above actions was done without the use of confidential information. Examples of the types of business activities in which Mr. Massa has agreed not to engage in include community web sites, web site hosting, home page hosting, e-mail, chat rooms, electronic newsletters, clip art, software libraries, page counters, online greeting cards, software downloading, and working as an employee for or consultant to Yahoo, Excite, America Online, Lycos, Infoseek, the globe.com, Talk City or Fortune City. Mr. Massa has further agreed that in the event he breaches or threatens to breach any of the confidentiality or anti-competition provisions, Xoom.com and NBCi shall be entitled to liquidated damages from and injunctive relief against Mr. Massa. Mr. Massa, Xoom.com and NBCi have executed releases of claims and Mr. Massa has covenanted not to sue either Xoom.com or NBCi.

GOVERNMENTAL AND REGULATORY MATTERS

    Under the Hart-Scott-Rodino Act, and the rules promulgated thereunder by the FTC, the transactions contemplated by the merger agreement and contribution agreement cannot be consummated until notifications have been given to the FTC and the Antitrust Division of the Department of Justice and the specified waiting periods have expired or terminated early. The notifications required under the Hart-Scott-Rodino Act were furnished to the FTC and the Antitrust Division by Xoom.com and CNET with respect to the transactions contemplated by the merger agreement and by Xoom.com and NBC with respect to the transactions contemplated by the contribution agreement on July 2, 1999. The waiting period under the Hart-Scott-Rodino Act expired at

11:59 p.m., Eastern Standard time, on August 1, 1999. Notwithstanding the termination of the waiting periods under the Hart-Scott-Rodino Act, the Antitrust Division, the FTC or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the transactions contemplated by the merger agreement and contribution agreement or seeking divestiture of portions of the businesses intended to be part of NBCi. Private parties may also seek to take legal action under the antitrust laws under specific circumstances. Pursuant to the merger agreement, any filing fees required by the Hart-Scott-Rodino Act with respect to CNET's filing will be paid by Xoom.com.

    There can be no assurance that a challenge to the consummation of the transactions on antitrust grounds will not be made or that, if such a challenge were made, the parties to the merger agreement and contribution agreement would prevail.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material federal income tax consequences of the merger of Xenon 3 into Xoom.com pursuant to the merger agreement that are applicable to Xoom.com stockholders. It is based on the Internal Revenue Code, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as of the date of this proxy statement/prospectus and all of which are subject to change, including changes with retroactive effect. The discussion below does not address any state, local or foreign tax consequences of the Xoom.com merger. Your tax treatment may vary depending upon your particular situation. You may also be subject to special rules not discussed below if you are a certain kind of stockholder of Xoom.com, including:

    - an individual who hold options for Xoom.com common stock;

    - an insurance company;

    - a tax-exempt organization;

    - a financial institution or broker-dealer;

    - a person who is neither a citizen nor resident of the United States;

    - a holder of Xoom.com common stock as part of a hedge, straddle or conversion transaction; or

    - a person that does not hold Xoom.com common stock as a capital asset at the time of the Xoom.com merger.

    Neither NBCi nor Xoom.com has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the Xoom.com merger or any related transaction. The Internal Revenue Service may adopt positions contrary to that discussed below and such positions could be sustained.

    You are urged to consult your own tax advisor as to the particular tax consequences of the merger to you, including the applicability and effect of any state, local or foreign laws, and the effect of possible changes in applicable tax laws.

    The obligation of Xoom.com to consummate the merger is conditioned upon the receipt by Xoom.com of an opinion of Morrison & Foerster LLP, counsel to Xoom.com, that on the basis of the representations set forth or referred to in the opinion, the Xoom.com merger will be treated for federal income tax purposes as either or both of (A) a contribution of Xoom.com stock to NBCi qualifying under Section 351 of the Internal Revenue Code, or (B) a tax-free reorganization under Section 368(a) of the Internal Revenue Code and that each of Xoom.com, NBCi and Xenon 3 will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Provided that the merger so qualifies:

    - You will not recognize any gain or loss as a result of the receipt of NBCi Class A common stock in exchange for your Xoom.com common stock pursuant to the Xoom.com merger.

    - Your aggregate tax basis for the shares of NBCi Class A common stock received pursuant to the Xoom.com merger will equal your aggregate tax basis in shares of Xoom.com common stock held immediately before the Xoom.com merger.

    - Your holding period for the shares of NBCi Class A common stock received pursuant to the Xoom.com merger will include the period during which the shares of Xoom.com common stock are held.


    The tax opinion of Morrison & Foerster LLP described above is based upon facts, representations and assumptions set forth or referred to in the opinion and the continued accuracy and completeness of representations made by NBCi, Xenon 3 and Xoom.com, including representations in certificates to be delivered to counsel by the management of each of NBCi and Xoom.com which if incorrect in any material respect would jeopardize the conclusions reached by Morrison & Foerster LLP in the opinion. In addition, in the event that Xoom.com is unable to obtain the tax opinion, Xoom.com is permitted under the merger agreement to waive the receipt of such tax opinion as a condition to its obligation to consummate the Xoom.com merger. As of the date of this proxy statement/prospectus, Xoom.com does not intend to waive the receipt of the tax opinion as a condition to its obligation to consummate the Xoom.com merger. In the event of such a failure to obtain the tax opinion and a determination by Xoom.com to waive such condition to the consummation of the Xoom.com merger, Xoom.com will resolicit the votes of its stockholders to approve consummation of the merger.


    The parties to the Xoom.com merger intend that the merger qualify as tax-free to you pursuant to Section 351 of the Internal Revenue Code and as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code. Therefore, you should report the transaction in your tax returns as tax-free pursuant to both Sections 351 and Section 368 of the Internal Revenue Code. To do so, you must include with your federal income tax return for the year of the Xoom.com merger the statements required by the applicable U.S. Treasury Regulations. Xoom.com will provide to you a form of statement for filing with your federal income tax return for the year of the Xoom.com merger.

ACCOUNTING TREATMENT

    NBCi intends to account for the transactions with Xoom.com as the accounting acquiror in a purchase business combination for financial reporting and accounting purposes, under generally accepted accounting principles. After the merger, the results of operations of Xoom.com, the NBC contributed Internet businesses and SNAP will be included in the consolidated financial statements of NBCi. The purchase price, that is, the aggregate merger consideration for the NBC contributed Internet businesses and SNAP, will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets acquired of the NBC contributed Internet businesses and SNAP will be recorded as goodwill and other intangible assets and will be amortized by charges to operations over their estimated useful lives in accordance with generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

NO APPRAISAL RIGHTS

    Delaware law provides appraisal rights to stockholders of Delaware corporations in situations involving the merger, consolidation or sale of substantially all of a company's assets. However, such appraisal rights are not available to stockholders of a corporation, such as Xoom.com:

    - whose securities are listed on a national securities exchange or are designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; and

    - whose stockholders are not required to accept in exchange for their stock anything other than (A) stock in another corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD, and (B) cash in lieu of fractional shares.


    Stockholders of Xoom.com will not have appraisal rights with respect to the Xoom.com merger with Xenon 3 due to the following factors:


    - Xoom.com common stock is traded on The Nasdaq National Market; and

    - Xoom.com stockholders are being offered stock of NBCi, which as a condition to the closing of the merger agreement, will be accepted for listing on The Nasdaq National Market.

LISTING OF NBCI CLASS A COMMON STOCK


    It is a condition to the transactions that the Class A common stock of NBCi to be issued pursuant to the merger agreement be approved for listing on The Nasdaq National Market. NBCi has applied to have the Class A common stock listed on The Nasdaq National Market. NBCi has also applied to have the Class A common stock listed on the EASDAQ.


DELISTING AND DEREGISTRATION OF XOOM.COM COMMON STOCK


    If the Xoom.com merger is consummated, Xoom.com common stock will be delisted from The Nasdaq National Market and EASDAQ and will be deregistered under the Securities Exchange Act of 1934.


RESTRICTION ON RESALES OF NBCI COMMON STOCK

    The NBCi Class A common stock to be issued under the merger agreement will have been registered under the Securities Act, thereby allowing such shares to be freely traded without restriction by all former holders of Xoom.com common stock who are not "affiliates" of Xoom.com at the time of the special meeting and who do not become "affiliates" of NBCi after the Xoom.com merger. Persons who may be deemed to be affiliates of NBCi or Xoom.com generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include officers and directors of NBCi and Xoom.com, as well as significant stockholders.

    Shares of NBCi Class A common stock received by those stockholders of Xoom.com who are deemed to be affiliates of Xoom.com may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement requires Xoom.com to use commercially reasonable efforts to cause its affiliates to enter into agreements not to make any public sale of any Xoom.com Class A common stock received in connection with the Xoom.com merger, except in compliance with the Securities Act and the rules and regulations thereunder.


    This proxy statement/prospectus does not cover resales of NBCi Class A common stock received by any person who may be deemed to be an affiliate of NBCi, SNAP or Xoom.com.


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              THE MERGER AGREEMENT AND THE CONTRIBUTION AGREEMENT

THE MERGER AGREEMENT

    CONDITIONS TO THE CLOSING OF THE MERGER AGREEMENT TRANSACTIONS

    Each party's obligation to effect the transactions contemplated by the merger agreement is subject to the satisfaction or waiver of the following conditions on or before the closing:

    - no injunction, restraining order or other decree will be in effect that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;

    - no action taken or statute, rule, regulation or order will make the consummation of the transactions contemplated by the merger agreement illegal;


    - all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the merger agreement will have been obtained and the waiting periods applicable under the Hart-Scott-Rodino Act and other applicable antitrust or merger control or competition laws or regulations will have expired or have been terminated, except as would not cause a material adverse effect to Xoom.com;


    - the adoption of the merger agreement by holders of a majority of all outstanding shares of Xoom.com common stock;


    - the shares to be issued by NBCi in accordance with the terms of the merger agreement shall have been approved for quotation on The Nasdaq National Market, subject to notice of issuance; and


    - all of the conditions to the closing of the transactions contemplated by the contribution agreement shall have been satisfied or waived.

    In addition, CNET's obligation to consummate the merger agreement is further subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of Xoom.com contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such time, except to the extent that a representation or warranty by its terms speaks as of a specified date, in which case as of that date, and CNET shall have received from Xoom.com a certificate to such effect dated as of the closing date and signed by an officer of Xoom.com;

    - Xoom.com having performed in all material respects all obligations required to be performed by it under the merger agreement and CNET having received from Xoom.com a certificate to such effect dated as of the closing date and signed by an officer of Xoom.com; and

    - each of the registration rights agreement, the CNET voting agreement and the CNET standstill agreement having been entered into by Xoom.com, its subsidiaries and NBC.

    In addition, the obligation of Xoom.com to consummate the merger agreement is further subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of CNET and SNAP contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such time, except to the extent that a representation or warranty by its terms speaks as of a specified date, in which case as of that date, and Xoom.com shall have received from each of SNAP and CNET a certificate to such effect with respect to each, dated as of the closing date and signed by an officer of SNAP and CNET, respectively;

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
    - each of SNAP and CNET having performed in all material respects all obligations required to be performed by each of them under the merger agreement, and Xoom.com having received from each of SNAP and CNET a certificate to such effect with respect to each, dated as of the closing date and signed by an officer of SNAP and CNET, in each case;


    - each of the registration rights agreement, the CNET voting agreement and the CNET standstill agreement having been entered into by CNET; and


    - Xoom.com's having received an opinion in form and substance reasonably satisfactory to it from its counsel as to the effect of the merger for federal income tax purposes.

    TERMINATION

    The merger agreement may be terminated at any time before the closing of the merger agreement, whether before or after adoption of the merger agreement by Xoom.com stockholders or by NBCi in its capacity as sole stockholder of Xenon 3:

        (1) by CNET or Xoom.com by written notice to the other parties if the transactions contemplated by the merger agreement have not been consummated by December 31, 1999, unless extended by written agreement of the parties thereto; PROVIDED that this termination right will not be available to a party who is in material breach or default under the merger agreement or whose failure to perform any of its obligations under the merger agreement has been the cause of or resulted in the failure to consummate the transactions contemplated by the merger agreement by that date;

        (2) by CNET or Xoom.com, if any governmental authority makes a final and unappealable determination not to grant any required consent or approval or if any final permanent injunction, order, judgment or other decree will have been issued restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement, PROVIDED that this termination right will not be available to a party who is in material breach under the merger agreement or who has failed to use its reasonable commercial efforts to avoid the issuance of such order, decree or ruling;

        (3) by CNET or Xoom.com, if the Xoom.com stockholders have not adopted the merger agreement at a Xoom.com stockholders meeting; or


        (4) by Xoom.com, at any time before the adoption of the merger agreement by Xoom.com stockholders, on five business days written notice, where Xoom.com receives a BONA FIDE takeover proposal if:



       - the board of directors of Xoom.com determines in good faith and after consultation with a nationally recognized financial advisor that the terms of the takeover proposal are more favorable to the Xoom.com stockholders than the transactions contemplated by the merger agreement and the contribution agreement, and



       - the board of directors of Xoom.com concludes in good faith and based on the advice of outside legal counsel that termination of the merger agreement is required to comply with its fiduciary duties under applicable law.


    CONDUCT OF BUSINESS PENDING THE CLOSING OF THE MERGER AGREEMENT
     TRANSACTIONS--XOOM.COM


    Under the merger agreement, Xoom.com has agreed that prior to the closing of the merger agreement, except where CNET or NBC has consented to such action, that:


        (1) Xoom.com will, and will cause its subsidiaries to, operate their businesses only in the usual, regular and ordinary manner, consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships,

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

    consistent with past practice, and maintain all rights, privileges and franchises in the normal conduct of Xoom.com's businesses; and



        (2) except as expressly permitted in the merger agreement, Xoom.com will not:



       - amend its certificate of incorporation or bylaws;



       - issue, purchase or redeem, or declare or pay any dividend with respect to, any shares of Xoom.com capital stock or any class of securities convertible into, or any rights, warrants or options to acquire, any of these securities, other than issuances of Xoom.com common stock upon the exercise of stock options outstanding on the date of the merger agreement in accordance with its terms and limited issuances of new Xoom.com options in accordance with the merger agreement;



       - adopt any stockholders rights plan or take any other action which would restrict or impede the ability of CNET or its subsidiaries to acquire shares of Xoom.com stock to the extent permitted by the merger agreement;



       - acquire any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;



       - acquire any minority investment in any business or entity, except for any acquisitions for consideration not more than $10,000,000 individually or $25,000,000 for all such acquisitions;



       - dispose of any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;



       - dispose of any minority investment in any business or entity, except for any dispositions having a fair market value not more than $10,000,000 individually or $25,000,000 for all such dispositions;



       - make expenditures other than those in the ordinary course of business and which do not exceed the amounts in the aggregate in Xoom.com's current annual budget and operating plan;



       - enter into any transaction involving a cash expenditure other than in the ordinary course of business consistent with past practice;



       - enter into any transaction involving the incurrence of indebtedness other than in the ordinary course of business consistent with past practice;



       - enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of Xoom.com;



       - file any voluntary petition for bankruptcy or receivership of Xoom.com or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of Xoom.com;



       - except as required by applicable law, as provided in the merger agreement or the contribution agreement, or required under existing employee benefit plans, agreements or arrangements as in effect on the date of the merger agreement, (1) increase the compensation or fringe benefits of any present or former director, officer or employee except for increases, in the ordinary course of business, in salary or wages of employees who are not officers, (2) grant any severance or termination pay to any present or former director, officer or employee except in the ordinary course of business or (3) enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any present or former director, officer or employee of Xoom.com;

       - allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;



       - enter into any contract, agreement, joint venture or other commitment that is not terminable in Xoom.com's sole discretion on or prior to one year from the date of the merger agreement without payment of any termination fee or penalty; or



       - settle any claim, action or proceeding involving money damages over a total of $50,000 or that could result in any injunction or prohibition on any part of the business of Xoom.com.


    CONDUCT OF BUSINESS PENDING THE CLOSING OF THE MERGER AGREEMENT
     TRANSACTIONS--SNAP

    Under the merger agreement, SNAP has agreed that prior to the effective time of the consummation of the merger agreement, except with the consent of
Xoom.com:

        (1) SNAP shall and it shall cause its subsidiary to operate its business only in the usual, regular and ordinary manner, consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve SNAP's present business organization intact, keep available the services of its present employees, preserve its present business relationships and maintain all rights, privileges and franchises in the normal conduct of SNAP's businesses and


        (2) except as permitted in the merger agreement, SNAP shall not:



       - amend its organizational documents;



       - issue, purchase or redeem, or make any distribution with respect to, any equity interests of SNAP or any class of securities convertible into, or any rights, warrants or options to acquire, any of these securities, other than issuances of SNAP units upon the exercise of stock options outstanding on the date of the merger agreement and limited issuances of new SNAP options in accordance with the merger agreement;



       - acquire any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;



       - acquire any minority investment in any business or entity, except for any acquisitions for consideration not more than $10,000,000 individually or $25,000,000 for all such acquisitions;



       - dispose of any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;



       - dispose of any minority investment in any business or entity, except for any dispositions having a fair market value not more than $10,000,000 individually or $25,000,000 for all such dispositions;



       - make expenditures other than those made in the ordinary course of business and which together with all such expenditures do not exceed the amounts in the aggregate in SNAP's current annual budget and operating plan;



       - enter into any transaction involving a cash expenditure other than in the ordinary course of business consistent with past practice;



       - enter into any transaction involving the incurrence of indebtedness other than in the ordinary course of business consistent with past practice;



       - file any voluntary petition for bankruptcy or receivership of SNAP or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of SNAP;

       - enter into any contract, agreement, joint venture or other commitment that is not terminable in SNAP's sole discretion on or prior to one year from the date of the merger agreement without payment of any termination fee or penalty;



       - except as required by applicable law, as provided in the merger agreement or the contribution agreement or as required under existing employee benefit plans, agreements or arrangements as in effect on the date of the merger agreement,


           - increase the compensation or fringe benefits of any employee except for increases, in the ordinary course of business, in salary or wages of employees who are not officers,

           - grant any severance or termination pay to any employee except in the ordinary course of business,

           - hire any new employees or consultants, except in the ordinary course of business or


           - enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any employee of SNAP;



       - allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;



       - dispose of or abandon any assets of SNAP that are material, individually or in the aggregate, to SNAP, except in the ordinary course of business or transfer any rights of material value of SNAP;



       - mortgage, pledge or encumber any material assets of SNAP or waive any material claims or rights of SNAP;



       - acquire or agree to acquire any assets that are material, individually or in the aggregate, to SNAP, except in the ordinary course of business;



       - enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of SNAP; or



       - settle any claim, action or proceeding involving money damages over a total of $50,000 or that could result in any injunction or prohibition on any part of the business of SNAP.


    REPRESENTATIONS AND WARRANTIES

    The merger agreement contains customary representations and warranties relating to, among other things:

    - corporate organization and similar corporate matters concerning SNAP, CNET and Xoom.com;

    - authorization, execution, delivery, performance and enforceability of, conflicts and defaults created by, and required consents, approvals and authorizations of governmental authorities relating to, the merger agreement and related matters of each of SNAP, CNET, and Xoom.com;

    - engagement and payment of fees of brokers, investment bankers, finders and financial advisors by each of SNAP, CNET and Xoom.com;

    - receipt of a fairness opinion by Xoom.com;

    - the capital structure of each of SNAP, Xoom.com and NBCi and CNET's status as an accredited investor;

    - stock options of Xoom.com and SNAP;

    - financial information of SNAP and Xoom.com being presented fairly and the absence of undisclosed liabilities of SNAP and Xoom.com, documents having been filed by Xoom.com with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities of Xoom.com;

    - the absence of material changes or events concerning SNAP and Xoom.com;

    - the validity and enforceability of contracts and other agreements of SNAP and Xoom.com;

    - the absence of legal proceedings relating to SNAP, CNET and Xoom.com;

    - the absence of labor controversies of SNAP and Xoom.com;

    - intellectual property of SNAP and Xoom.com;

    - governmental licenses and permits of SNAP and Xoom.com;

    - compliance with applicable laws by each of SNAP and Xoom.com;

    - employee benefit matters of SNAP and Xoom.com;

    - the absence of specific business practices of SNAP and Xoom.com relating to the giving of gifts or other benefits to customers, suppliers and governmental employees;

    - filing of tax returns and payment of taxes by each of SNAP and Xoom.com;


    - the board of directors of Xoom.com having taken appropriate action so that
      Section 203 of the General Corporation Law of the State of Delaware will not apply to the transactions contemplated by the merger agreement or the contribution agreement;


    - Year 2000 compliance of SNAP and Xoom.com; and

    - no business activities of NBCi and Xenon 3 being conducted prior to the closing.

    AMENDMENT

    The merger agreement may not be amended or modified except in a writing signed by all parties to the merger agreement; provided, however, that after the adoption of the merger agreement by the stockholders of Xoom.com, the merger agreement shall only be amended, without the further approval of such stockholders, as permitted by law.

    XOOM.COM AND SNAP STOCK OPTION PLANS

    Pursuant to the merger agreement, all outstanding Plan Options as well as all outstanding Non-Plan Options of Xoom.com will, upon the closing of the merger agreement, be converted into options to purchase an equal number of shares of NBCi on the same terms and conditions as were applicable to such Plan Options and Non-Plan Options prior to such conversion.


    Each option to purchase units in SNAP that was outstanding or committed to be issued as of May 9, 1999 will be converted into an option to purchase a number of shares of NBCi's Class A common stock equal to the product of 1.2853 times the number of units for which the option is exercisable, which will result in the issuance of options to purchase an additional 394,894 shares of Class A common stock. These options will vest and be immediately exercisable to the extent that they would have otherwise vested within 12 months following the closing of the merger agreement. Each option to purchase units of SNAP that were committed and issued after May 9, 1999 will be converted into an option to purchase a number of shares of NBCi's Class A common stock equal to the number of units for which the option is exercisable. The per share exercise price of the NBCi options will equal the per unit exercise price of the SNAP options divided by the exchange ratio used to convert the SNAP options into options to purchase Class A common stock of NBCi. The vesting schedule of all of


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

these options will change from annual to monthly increments and otherwise correspond with the SNAP schedule, except as noted above in this paragraph.


    PROCEDURES FOR EXCHANGING XOOM.COM STOCK CERTIFICATES

    THE EXCHANGE AGENT. Promptly after the effective time, NBCi is required to deposit with a bank or trust company certificates representing the shares of NBCi Class A common stock to be exchanged for shares of Xoom.com common stock and any dividends or distributions to which holders of Xoom.com common stock may be entitled to receive under the merger agreement.

    PROCEDURES FOR EXCHANGING STOCK CERTIFICATES. Promptly after the effective time, NBCi will cause the exchange agent to mail to the holders of record of Xoom.com stock certificates, (1) a letter of transmittal and (2) instructions on how to surrender Xoom.com stock certificates in exchange for certificates representing shares of Class A common stock of NBCi and any dividends or other distributions that they may be entitled to receive under the merger agreement. HOLDERS OF XOOM.COM COMMON STOCK SHOULD NOT SURRENDER THEIR XOOM.COM STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

    Upon surrendering their Xoom.com stock certificates to the exchange agent for cancellation, together with the letter of transmittal and any other documents required by the exchange agent, the holders of Xoom.com stock certificates will be entitled to receive a certificate representing that number of shares of NBCi Class A common stock which that holder has the right to receive and any dividends or other distributions to which the holder is entitled. Until surrendered to the exchange agent, from and after the effective time, outstanding Xoom.com stock certificates will be deemed to evidence (1) only the right to receive the number of full shares of NBCi Class A common stock into which the shares of Xoom.com common stock formerly represented thereby have been converted and (2) the right to receive any dividends or distributions payable under the merger agreement.

    DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. Until each Xoom.com stockholder surrenders his or her Xoom.com stock certificate in exchange for NBCi Class A common stock, that stockholder will not receive any dividends or other distributions declared or made by NBCi after the effective time of the Xoom.com merger. However, once that stockholder surrenders his or her Xoom.com stock certificate to the exchange agent, he or she will receive (1) an NBCi Class A stock certificate, and (2) cash, without interest, as payment for any dividends or other distributions previously made by NBCi after the effective time of the Xoom.com merger.

THE CONTRIBUTION AGREEMENT

    CONDITIONS TO THE CLOSING OF THE CONTRIBUTION AGREEMENT TRANSACTIONS

    Each party's obligation to effect the transactions contemplated by the contribution agreement is subject to the satisfaction or waiver of the following conditions on or before the closing:

    - no injunction, restraining order or other decree will be in effect that restrains or prohibits the consummation of any of the transactions contemplated by the contribution agreement;

    - no action taken or statute, rule, regulation or order will make the consummation of the transactions contemplated by the contribution agreement illegal;


    - all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the contribution agreement will have been obtained and the waiting periods applicable under the Hart-Scott-Rodino Act and other applicable antitrust or merger control or competition laws or regulations will have expired or been terminated, except as would not cause a material adverse effect;

    - the adoption of the merger agreement by holders of a majority of all outstanding shares of Xoom.com common stock and the adoption of the contribution agreement by Xoom.com as the sole stockholder of NBCi; and

    - all of the transactions contemplated by the merger agreement will have been completed, as set forth in the merger agreement.

    In addition, NBC's obligation to consummate the contribution agreement is further subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of Xoom.com contained in the contribution agreement being true and correct in all material respects as of the date of the contribution agreement and as of the closing date as though made on and as of such time, except to the extent a representation or warranty by its terms speaks as of a specified date, in which case as of that date, and NBC's having received from Xoom.com a certificate to such effect dated as of the closing date and signed by an officer of Xoom.com;

    - Xoom.com having performed in all material respects all obligations required to be performed by it under the contribution agreement and NBC's having received from Xoom.com a certificate to such effect dated as of the closing date and signed by an officer of Xoom.com;

    - each of the NBC note, the NBCi convertible note, the governance agreement, the registration rights agreement, the advertising agreement the CNET voting agreement and the CNET standstill agreement having been entered into by each of CNET, Xoom.com and NBCi, as applicable; and

    - NBC's designees' having been elected or appointed as officers and directors of NBCi in accordance with the terms of the contribution agreement.

    In addition, the obligation of NBCi to consummate the contribution agreement is further subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of NBC contained in the contribution agreement being true and correct in all material respects as of the date of the contribution agreement and as of the closing date as though made on and as of such time, except to the extent a representation or warranty by its terms speaks as of a specified date, in which case as of that date, and NBCi having received from NBC a certificate to such effect dated as of the closing date and signed by an officer of NBC;

    - each of NBC and its subsidiaries having performed in all material respects all obligations required to be performed by it under the contribution agreement and NBCi's having received from NBC a certificate to such effect dated as of the closing date and signed by an officer of NBC; and

    - each of the NBC note, the NBCi convertible note, the governance agreement, the registration rights agreement, the license agreement, the advertising agreement, the CNET voting agreement and the CNET standstill agreement having been entered into by each of NBC and its subsidiaries, as applicable.

    NO SOLICITATION

    The contribution agreement provides that, from the date of the contribution agreement until the closing or termination of the contribution agreement, Xoom.com will not:

    - solicit, initiate, encourage or knowingly facilitate any transaction proposal, as defined below, or the submission of any transaction proposal;

    - enter into or participate in any discussions or negotiations regarding any transaction proposal;

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
    - furnish any information to any person relating to any transaction proposal;

    - prior to obtaining the approval of the Xoom.com stockholders, withdraw or modify in any manner adverse to NBC (1) its approval or recommendation of the adoption of the merger agreement or (2) its vote in favor of Xoom.com's adopting the contribution agreement, in Xoom.com's capacity as the sole stockholder of NBCi;

    - approve, recommend or propose publicly to approve or recommend any transaction proposal; or

    - agree or enter into any other agreement relating to any transaction proposal;

PROVIDED, HOWEVER, that at any time before obtaining the approval of the Xoom.com stockholders, in response to an unsolicited BONA FIDE takeover proposal, as defined below, Xoom.com may, to the extent that the board of directors of Xoom.com determines in good faith based on the advice of outside legal counsel that such action is required to comply with their fiduciary duties under applicable law:

    - furnish information under a confidentiality agreement to the person making the takeover proposal;

    - participate in negotiations regarding the takeover proposal;

    - prior to obtaining the approval of the Xoom.com stockholders, withdraw or modify in any manner adverse to NBC, (1) its approval or recommendation of the adoption of the merger agreement or (2) its vote in favor of Xoom.com's adopting the contribution agreement, in Xoom.com's capacity as sole stockholder of NBCi;

    - approve or recommend, propose publicly to approve or recommend any transaction proposal; or

    - enter into any other agreement relating to any transaction proposal;

except that, at least five business days before taking any action described in the third, fourth or fifth bullet points above, Xoom.com must notify NBC of the intention of the board of directors of Xoom.com to take such action and Xoom.com must terminate the contribution agreement as described below under "--Termination."

    Xoom.com will keep NBC fully informed on a current basis of the status and details of any request for information or any transaction proposal.


    The term "transaction proposal" means any inquiry, proposal or offer from any third party relating to:



    - the direct or indirect acquisition or purchase of 20% or more of the assets of Xoom.com and its subsidiaries taken together;



    - 20% or more of any class of the equity securities of Xoom.com or any of its subsidiaries, including by tender offer or exchange offer; or


    - any merger, consolidation, business combination, sale of all or substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Xoom.com or any of its subsidiaries.

    A transaction proposal does not include transactions contemplated by the contribution agreement and transactions involving only Xoom.com and/or its wholly owned subsidiaries.


    The term "takeover proposal" means any inquiry, proposal or offer from any third party relating to:



    - the direct or indirect acquisition or purchase of 50% or more of the assets of Xoom.com and its subsidiaries taken together or 50% or more of any class of the equity securities of Xoom.com or any of its subsidiaries, including by tender offer or exchange offer;


    - a sale or all or substantially all of the assets of Xoom.com and its subsidiaries; or

    - a merger or consolidation of Xoom.com which results in the stockholders of Xoom.com immediately prior to such merger or consolidation owning less than 50% of the resulting or surviving entity, or its parent.

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    TERMINATION

    The contribution agreement may be terminated at any time before the closing of the contribution agreement:

        (1) by mutual written consent of NBC and NBCi;

        (2) by NBC or NBCi by written notice to the other parties if the transactions contemplated by the contribution agreement have not been consummated by December 31, 1999, unless extended by written agreement of the parties hereto, provided that this termination right will not be available to a party who is in material breach or default under the contribution agreement or whose failure to perform any of its obligations under the contribution agreement has been the cause of the failure to complete the transactions contemplated by the contribution agreement by that date;

        (3) by NBC or NBCi, if any governmental authority makes a final and unappealable determination not to grant any required consent or approval or if any final permanent injunction, order, judgment or other decree will have been issued restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the contribution agreement, provided that this termination right will not be available to a party who is in material breach under the contribution agreement or who has failed to use its reasonable commercial efforts to avoid the issuance of such order, decree or ruling;

        (4) by NBC or NBCi, if the Xoom.com stockholders have not adopted the merger agreement at a Xoom.com stockholders meeting;

        (5) by NBC, if the NBCi stockholders have not adopted the contribution agreement;

        (6) by NBC, if the Xoom.com board of directors, or any committee of the Xoom.com board of directors, withdraws or modifies in any manner adverse to NBC its approval or recommendation of the contribution agreement, the merger agreement or any of the contemplated transactions;

        (7) by NBC, if the Xoom.com board of directors accepts or recommends a takeover proposal as described above under "--No Solicitation;"

        (8) by Xoom.com or NBCi, at any time before the special meeting, on five business days written notice, if Xoom.com receives a BONA FIDE takeover proposal and:

       - Xoom.com has complied in all material respects with the provisions of the contribution agreement described above under "--No Solicitation;"

       - the board of directors of Xoom.com determines in good faith and after consultation with a nationally recognized financial advisor that the terms of the takeover proposal are more favorable to the Xoom.com stockholders than the transactions contemplated by the contribution agreement; and


       - the board of directors of Xoom.com concludes in good faith and based on the advice of outside legal counsel that termination of the contribution agreement is required to comply with its fiduciary duties under applicable law;


        (9) by NBC, if Xoom.com or NBCi has materially defaulted or breached the contribution agreement and such default or breach (1) cannot be cured or (2) if it can be cured, is not cured within 30 days after written notice of the breach is given by NBC;

        (10) by NBCi, if NBC has materially defaulted or breached the contribution agreement and such default or breach (1) cannot be cured or (2) if it can be cured, is not cured within 30 days after written notice of the breach is given by NBCi; or

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        (11) automatically if the merger agreement terminates.

    TERMINATION FEES

    NBC is required to pay NBCi a $475 million termination fee if NBC willfully fails to close the transactions contemplated by the contribution agreement after all of the conditions to each party's and to NBC's obligations described in "--Conditions to the Completion of the Contribution" described above have been satisfied.

    CONDUCT OF BUSINESS PENDING THE CLOSING OF THE CONTRIBUTION AGREEMENT
     TRANSACTIONS--XOOM.COM

    Under the contribution agreement, Xoom.com has agreed that prior to the closing of the contribution agreement, except with the consent of NBC:

        (1) Xoom.com will, and will cause its subsidiaries to, operate their businesses only in the usual, regular and ordinary manner, consistent with past practice and, to the extent consistent with such operation, use efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships, consistent with past practice, and maintain all rights, privileges and franchises in the normal conduct of Xoom.com's businesses; and

        (2) except as permitted in the contribution agreement, Xoom.com will not:

       - amend its certificate of incorporation or bylaws;

       - issue, purchase or redeem, or declare or pay any dividend with respect to, any shares of Xoom.com capital stock or any class of securities convertible into, or any rights, warrants or options to acquire, any of these securities, other than issuances of Xoom.com common stock upon the exercise of stock options outstanding on the date of the contribution agreement and limited issuances of new Xoom.com options in accordance with the contribution agreement;

       - adopt any stockholders rights plan or take any other action which would restrict or impede the ability of NBC or its subsidiaries to acquire shares of Xoom.com stock to the extent permitted by the contribution agreement;

       - acquire any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;

       - acquire any minority investment in any business or entity, except for any acquisitions for consideration not more than $10,000,000 individually or $25,000,000 for all such acquisitions;

       - dispose of any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;

       - dispose of any minority investment in any business or entity, except for any dispositions having a fair market value not more than $10,000,000 individually or $25,000,000 for all such dispositions;

       - make expenditures other than those in the ordinary course of business and which do not exceed the amounts in the aggregate in Xoom.com's current annual budget and operating plan;

       - enter into any transaction involving a cash expenditure other than in the ordinary course of business consistent with past practice;

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       - enter into any transaction involving the incurrence of indebtedness other than in the ordinary course of business consistent with past practice;

       - enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of Xoom.com;

       - file any voluntary petition for bankruptcy or receivership of Xoom.com or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of Xoom.com;

       - except as required by applicable law, as provided in the merger agreement or contribution agreement, or required under existing employee benefit plans, agreements or arrangements as in effect on the date of the contribution agreement,

           - increase the compensation or fringe benefits of any present or former director, officer or employee except for increases, in the ordinary course of business, in salary or wages of employees who are not officers,


           - grant any severance or termination pay to any present or former director, officer or employee except in the ordinary course of business, or


           - enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any present or former director, officer or employee of Xoom.com or its subsidiaries;

       - allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;

       - enter into any contract, agreement, joint venture or other commitment that is not terminable in Xoom.com's sole discretion on or prior to one year from the date or the contribution agreement without payment of any termination fee or penalty;

       - settle any claim, action or proceeding involving money damages over a total of $50,000 or that could result in any injunction or prohibition on any part of the business of Xoom.com; or

       - amend, supplement, modify or terminate the merger agreement other than in accordance with its terms.

    CONDUCT OF BUSINESS PENDING THE CLOSING OF THE CONTRIBUTION AGREEMENT
     TRANSACTIONS--SNAP

    Under the contribution agreement, NBC has agreed that prior to the closing of the contribution agreement, except with the consent of Xoom.com:

        (1) NBC will use its reasonable efforts to cause SNAP and its subsidiary to be operated only in the usual, regular and ordinary manner, consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve SNAP's present business organization intact, keep available the services of its present employees, preserve its present business relationships and maintain all rights, privileges and franchises in the normal conduct of SNAP's businesses; and

        (2) except as permitted in the contribution agreement, NBC will use its reasonable efforts not to permit SNAP to:

       - amend its organizational documents;

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       - issue, purchase or redeem, or make any distribution with respect to, any equity interests of SNAP or any class of securities convertible into, or any rights, warrants or options to acquire, any of these securities, other than issuances of SNAP units upon the exercise of stock options outstanding on the date of the contribution agreement and limited issuances of new SNAP options in accordance with the contribution agreement;

       - acquire any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;

       - acquire any minority investment in any business or entity, except for any acquisitions for consideration not more than $10,000,000 individually or $25,000,000 for all such acquisitions;

       - dispose of any business or any assets, other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice;

       - dispose of any minority investment in any business or entity, except for any dispositions having a fair market value not more than $10,000,000 individually or $25,000,000 for all such dispositions;

       - make expenditures other than those made in the ordinary course of business and which do not exceed the amounts in the aggregate in SNAP's current annual budget and operating plan;

       - enter into any transaction involving a cash expenditure other than in the ordinary course of business consistent with past practice;

       - enter into any transaction involving the incurrence of indebtedness other than in the ordinary course of business consistent with past practice;

       - file any voluntary petition for bankruptcy or receivership of SNAP or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of SNAP;

       - enter into any contract, agreement, joint venture or other commitment that is not terminable in SNAP's sole discretion on or prior to one year from the date hereof without payment of any termination fee or penalty;

       - except as required by applicable law, as provided in the merger agreement or contribution agreement, or required under existing employee benefit plans, agreements or arrangements as in effect on the date of the contribution agreement,

           - increase the compensation or fringe benefits of any employee except for increases, in the ordinary course of business, in salary or wages of employees who are not officers,

           - grant any severance or termination pay to any employee except in the ordinary course of business,


           - hire any new employees or consultants, except in the ordinary course of business, or


           - enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any employee of SNAP;

       - allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have

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         been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;

       - dispose of or abandon any assets of SNAP that are material, individually or in the aggregate, to SNAP, except in the ordinary course of business, or transfer any rights of material value of SNAP;


       - mortgage, pledge or encumber any material assets of SNAP, or waive any material claims or rights of SNAP;


       - acquire or agree to acquire any assets that are material, individually or in the aggregate, to SNAP, except in the ordinary course of business;

       - enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of SNAP; or

       - settle any claim, action or proceeding involving money damages over a total of $50,000 or that could result in any injunction or prohibition on any part of the business of SNAP.

    CONDUCT OF BUSINESS PENDING THE CLOSING OF THE CONTRIBUTION AGREEMENT
     TRANSACTIONS--MULTIMEDIA BUSINESSES

    Under the contribution agreement, NBC has agreed that prior to the closing of the contribution agreement, except with the consent of Xoom.com:

        (1) NBC will, and will cause its subsidiaries to, operate the NBC contributed Internet businesses, excluding CNBC.com LLC, only in the usual, regular and ordinary manner, consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to keep their respective organizations intact, keep available the services of their present employees, preserve their present business relationships and maintain all rights, privileges and franchises in the normal conduct of their businesses;

        (2) NBC shall not cause or permit Neon Media Corporation to conduct any business or take other actions other than as contemplated by the contribution agreement; and

        (3) except as permitted in the contribution agreement, NBC will not:

       - except as required by applicable law, or required under existing employee benefit plans, agreements or arrangements as in effect on the date of the contribution agreement,

           - increase the compensation or fringe benefits of any transferred employee except for increases, in the ordinary course of business, in salary or wages of transferred employees who are not officers,


           - grant any severance or termination pay to any transferred employee except in the ordinary course of business, or


           - enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any transferred employee. Transferred employees are those NBC employees who are primarily employed to work on the Internet businesses contributed by NBC, excluding CNBC.com LLC;

       - transfer, dispose of or abandon any of the material assets of the Internet businesses contributed by NBC, excluding CNBC.com LLC, except in the ordinary course of business consistent with past practice;

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       - mortgage, pledge or encumber any material assets of the Internet businesses contributed by NBC, or waive any material claims or rights of the Internet businesses contributed by NBC, in each case, excluding CNBC.com LLC; or

       - transfer any rights of material value included in the Internet businesses contributed by NBC, excluding CNBC.com LLC.

    REPRESENTATIONS AND WARRANTIES

    The contribution agreement contains customary representations and warranties relating to, among other things:

    - corporate organization and similar corporate matters concerning NBC, SNAP, Xoom.com, NBCi and GE Investments Subsidiary;

    - authorization, execution, delivery, performance and enforceability of, conflicts and defaults created by, and required consents, approvals and authorizations of governmental authorities relating to, the contribution agreement and related matters of each of NBC, SNAP, Xoom.com, NBCi and GE Investments Subsidiary;

    - required stockholder vote of Xoom.com and NBCi;

    - required board approval of Xoom.com;

    - engagement and payment of fees of brokers, investment bankers, finders and financial advisors by each of NBC, SNAP, Xoom.com and NBCi;

    - receipt of fairness opinions by Xoom.com;

    - the capital structure of each of SNAP, Xoom.com and NBCi;

    - stock options of Xoom.com and SNAP;

    - financial information of SNAP and Xoom.com being presented fairly and the absence of undisclosed liabilities of SNAP and Xoom.com, the financial information with respect to the Internet businesses contributed by NBC being true and correct in all material respects, documents having been filed by Xoom.com with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities of Xoom.com;

    - the absence of material changes or events concerning the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;

    - the validity and enforceability of contracts and other agreements of NBC, SNAP, Xoom.com, GE Investments Subsidiary and NBCi;

    - the absence of legal proceedings relating to the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;

    - the absence of labor controversies of the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;

    - intellectual property of the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;

    - governmental licenses and permits of the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;

    - compliance with applicable laws by each of the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;

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    - employee benefit matters of NBC, SNAP, Xoom.com and NBCi;

    - the absence of specific business practices of the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi relating to the giving of gifts or other benefits to customers, suppliers and governmental employees;

    - filing of tax returns and payment of taxes by each of the Internet businesses contributed by NBC, SNAP, Xoom.com and NBCi;


    - the board of directors of Xoom.com having taken appropriate action for
      Section 203 of the General Corporation Law of the State of Delaware not to apply to the transactions contemplated by the contribution agreement;


    - Year 2000 compliance; and

    - interim operations and structure of Neon Media Corporation, NBCi and Xenon 3.


    COVENANTS



    The contribution agreement provides that immediately following the closing of the contribution agreement, NBCi will repay and terminate the outstanding obligations of SNAP under its $55 million revolving credit facility. In addition, NBCi has agreed to use its best efforts to cause the guarantee of such indebtedness by GE to be released.


    AMENDMENT

    The contribution agreement provides that the contribution agreement may not be amended or modified except in a writing signed by all the parties to that agreement.

    AMENDMENTS TO NBCI'S CERTIFICATE OF INCORPORATION

    At the closing of the contribution agreement, the certificate of incorporation of NBCi will contain, among other things, provisions which grant NBC the right to elect directors of NBCi voting separately as a class and which acknowledge the right of NBC to engage in activities which may be competitive with NBCi. A description of the certificate of incorporation is set forth below under "Comparison of Capital Stock."

    AMENDMENTS TO NBCI'S BY-LAWS

    At the closing of the contribution agreement, the bylaws of NBCi will be as described below under "Comparison of Capital Stock".

    XOOM.COM STOCK OPTIONS

    As contemplated by the contribution agreement, the Option Plan administrator will use its discretion to modify the accelerated vesting provision of the Plan Options to provide that they will vest and become exercisable with respect to all shares which would have otherwise vested within 12 months following the closing of the contribution agreement. In addition, pursuant to their terms, all Non-Plan Options will vest and become exercisable with respect to 75% of the then unvested portion of such Non-Plan Options and any portion of the Non-Plan Options which remain unexercised as of the closing of the contribution agreement will terminate. Notwithstanding the foregoing, any options to acquire Xoom.com shares granted after May 9, 1999 will not vest on an accelerated basis.

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                       DESCRIPTION OF RELATED AGREEMENTS

THE STOCK OPTION AGREEMENT

    The stock option agreement grants NBC the unconditional, irrevocable option to purchase up to 3,415,249 fully paid and nonassessable shares of Xoom.com's common stock at a price of $73.50 per share; provided that in no event will the number of shares of common stock for which the option is exercised exceed 19.9% of the issued and outstanding shares of Xoom.com common stock at the time of exercise without giving effect to any shares subject or issued pursuant to the option. The number of shares that may be received upon the exercise of the option and the option price are subject to adjustments. In the event that any additional shares of Xoom.com common stock are issued or otherwise become outstanding after the date of this agreement, the number of shares of common stock subject to the option shall be increased to equal 19.9% of the Xoom.com common stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the option. NBC required Xoom.com to grant this stock option as a condition to entering into the contribution agreement. The stock option agreement is attached to this prospectus/proxy statement as Appendix B-1, and you are urged to read it in its entirety.

    The option is intended to increase the likelihood that the merger will be completed. Aspects of the stock option agreement may have the effect of discouraging persons who might now or at any time be interested in acquiring all or a significant interest in Xoom.com or its assets before the closing of the contribution agreement.

    NBC and/or any person that becomes a holder of all or part of the option in accordance with the stock option agreement may exercise the option, in whole or in part, and from time to time following an "initial triggering event," as described below, that occurs prior to the termination of the option from an "exercise termination event," as described below.

    The option will terminate and fail to become exercisable upon the occurrence of each of the following exercise termination events:

    - the closing of the transactions contemplated by the contribution agreement;

    - termination of the contribution agreement if the termination occurs prior to an initial triggering event, except a termination by NBC as a result of a material default or breach by Xoom.com or NBCi where the default or breach is not curable, or if curable, is not cured within 30 days after written notice of such breach is given by NBC; and

    - 12 months after termination of the contribution agreement, or a later period for specific rights,

     - to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods;

     - during any period for which an injunction or similar legal prohibition on exercise shall be in effect; or

     - to the extent necessary to avoid liability under section 16(b) of the Exchange Act by reason of such exercise, if the termination follows or is concurrent with an initial triggering event or is a termination by NBC as a result of a material default or breach by Xoom.com or NBCi where the default or breach is not curable, or if curable, is not cured within 30 days after written notice of such breach is given by NBC.

    The "initial triggering event" is any of the following events or transactions, other than the transactions contemplated by the merger agreement, occurring after the date of the stock option agreement:

    - Xoom.com, without NBC's prior written consent, enters into an agreement to engage in an "acquisition transaction," as defined below, with any person other than NBC or any of its subsidiaries or affiliates, or the board of directors of Xoom.com recommends that its

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      stockholders approve or accept any acquisition transaction, other than the transactions contemplated by the contribution agreement;

    - Xoom.com, without NBC's prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose, to engage in an acquisition transaction with any person other than NBC or its subsidiaries or affiliates, or the board of directors of Xoom.com fails to recommend or publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to NBC, its recommendation that the stockholders of Xoom.com adopt the merger agreement in anticipation of engaging in an acquisition transaction;

    - stockholders of Xoom.com vote and fail to adopt the merger agreement, or vote and fail to instruct Xoom.com, to vote to adopt the contribution agreement, at a meeting held for that purpose or at any adjournment or postponement thereof, or such meeting shall not have been held in violation of the contribution agreement or shall have been canceled prior to termination of the contribution agreement if, prior to such meeting, any person, other than NBC or its subsidiaries or affiliates, makes a bona fide proposal to Xoom.com or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an acquisition transaction;

    - any person other than NBC or its subsidiaries or affiliates or any subsidiary of Xoom.com acting in a fiduciary capacity in the ordinary course of its business acquires beneficial ownership or the right to acquire beneficial ownership of, or commences or files a registration statement with respect to a tender offer or exchange offer to purchase any shares of Xoom.com common stock where consummation results in a beneficial ownership of 20% or more of the then outstanding shares of Xoom.com common stock;

    - any group other than a group that NBC or its subsidiaries or affiliates are a member, is formed that beneficially owns 20% or more of the shares of Xoom.com common stock then outstanding; or


    - after a third party has made a bona fide proposal to Xoom.com or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an acquisition transaction, Xoom.com:



     - terminates the contribution agreement, prior to receipt of the Xoom.com stockholder approval, on five business days written notice, after receiving an unsolicited bona fide takeover proposal from a third party on terms which (1) the board of directors of Xoom.com determines in good faith and after consultation with a financial advisor of nationally recognized reputation to be more favorable to the Xoom.com stockholders than the transactions contemplated by the contribution agreement and (2) the board of directors concludes in good faith based on the advice of outside legal counsel that termination of the contribution agreement is required to comply with its fiduciary duties under applicable law; or


     - shall have breached any covenant or obligation contained in the merger agreement or the contribution agreement and such breach would entitle a party other than Xoom.com to terminate such and the breach is not cured prior to the date on which the holder of the option gives written notice to Xoom.com of its exercise of the option.

    For the purposes of the stock option agreement, an "acquisition transaction" is any:


    - direct or indirect acquisition or purchase of 20% or more of the assets of Xoom.com and its subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Xoom.com or any of its subsidiaries; or


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    - any tender offer or exchange offer, including by Xoom.com or its subsidiaries, that if consummated would result in any person having beneficial ownership of 20% or more of any class of equity securities of Xoom.com or any of its subsidiaries; or



    - any merger, consolidation, business combination, sale of all or substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Xoom.com or any of its subsidiaries; provided that any merger, consolidation, sale or similar transaction involving only Xoom.com and one or more of its wholly owned subsidiaries or involving only any two or more of its wholly owned subsidiaries, will not be deemed to be an acquisition transaction if the transaction is not entered into in violation of the terms of the contribution agreement.


    A "subsequent triggering event" is either of the following events or transactions:

    - the acquisition by any person or by a group of beneficial ownership of 50% or more of the then outstanding Xoom.com common stock; or

    - where Xoom.com, without NBC's prior written consent, enters into an agreement relating to a takeover proposal with any person other than NBC or its subsidiaries or affiliates, or the board of directors of Xoom.com accepts or approves or recommends that the stockholders of Xoom.com accept or approve a takeover proposal.

    The stock option agreement also grants rights to NBC with respect to:

    - the registration of shares of Xoom.com common stock represented by the option;

    - NBC's ability to require that Xoom.com repurchase the option or option shares, under specified circumstances and if a subsequent trigging event has occurred; and

    - NBC's ability to require that Xoom.com issue a substitution option and repurchase the substitution option, under specified circumstances.

    In addition, NBC's total profit following exercise of the option will not exceed $56,707,803.

    In a separate agreement with CNET, NBC has agreed that it will assign to CNET 20% of its option under the stock option agreement.

THE REGISTRATION RIGHTS AGREEMENT

    NBCi, NBC, GE Investments Subsidiary, CNET, Flying Disc Investments Limited Partnership and Chris Kitze will enter into the registration rights agreement.

    SHELF REGISTRATION

    NBCi will have the obligation to file a registration statement with the SEC upon the request of NBC, CNET, Mr. Kitze or any of their respective transferees for an offering to be made on a continuous basis covering a minimum of $50 million of shares of Class A common stock (valued at the time of such request) at any time following the later of the 12-month anniversary of the date of the registration rights agreement and the date upon which NBCi is first able to file such registration statement on Form S-3.

    DEMAND REGISTRATION RIGHTS

    At any time and from time to time during which there is no effective shelf registration statement covering all of the Class A common stock registrable under the registration rights agreement, NBC, CNET, Mr. Kitze or any of their respective transferees may make a written demand that NBCi effect

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the registration under the Securities Act of all or part of their shares of
Class A common stock, provided that:



    - NBC and its transferees, on behalf of NBC and GE Investments Subsidiary, shall have only four such demand rights, one of which can be made on Form S-1 and one of which can be for a shelf registration;



    - CNET and its transferees shall have only three such demand rights, two of which can be made on Form S-1 and one of which can be for a shelf registration;



    - Mr. Kitze, on behalf of himself and Flying Disc, shall have only three such demand rights, one of which can be made on Form S-1 and one of which can be for a shelf registration;



    - the market value of the shares to be included in the demand registration on Form S-1 must be at least $25,000,000, valued at the time of such request;



    - no demand can be made prior to six months after the effective date of the immediately preceding demand registration; and


    - in any underwritten offering, shares may be excluded by the underwriters based on market conditions and marketing factors.


    Priority of inclusion in demand registrations is given first to the party or parties initiating the demand registration; then inclusion is pro rata among the other parties based on the amount of shares requested to be included, provided that the Class A common stock requested by NBCi to be included in such offering will comprise the lesser of 50% of the securities to be sold or all of the securities requested to be included by NBCi.



    CNET will be entitled to exercise its initial demand right before other parties for a period of 60 days following consummation of the contribution agreement. In such event, the Class A common stock requested by CNET to be included in such offering may be reduced to the lesser of 50% of the securities to be sold or all of the securities requested to be included by CNET, with the remainder to be allocated between NBCi and Mr. Kitze.


    PIGGYBACK REGISTRATION

    If, at any time, NBCi proposes to register any of its equity securities, whether for its own account or for the account of a third party, each party may request that NBCi include any or all of their shares in the registration. Priority of inclusion in piggyback registrations is given first to the party initiating the registration and NBCi, then pro rata among the other parties based on the amount of shares requested to be included. Securities of a different class than those included by NBCi may be excluded at the reasonable discretion of the underwriters.


    In the event a registration statement is filed by NBCi during the six month period after the effective date of the registration statement filed as a result of CNET's exercise of its initial demand right, the Class A common stock requested by CNET to be included in such offering will comprise the lesser of 25% of the securities to be sold or all of the securities requested to be included by CNET, but will not exceed 1,000,000 shares of Class A common stock. However, if the number of CNET's shares of Class A common stock included in such registration exceeds 500,000, such inclusion shall be deemed an exercise by CNET of one of its demand rights.


    OTHER PROVISIONS


    The Registration Rights Agreement contains customary terms and conditions for transactions of this type including provisions that NBCi:



    - will covenant to become S-3 eligible;


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    - will file any requested registration statement as soon as practicable but in no event later than 45 days after the notice of demand or 90 days in the case of the first demand registration; and


    - will use its best efforts to cause the effectiveness of any registration statement filed on behalf of the parties.

THE VOTING AGREEMENT

    Concurrently with the execution of the merger agreement and the contribution agreement, Xoom.com, Flying Disc, Chris Kitze, NBC and CNET entered into the voting agreement. On the record date, the number of shares beneficially owned by Flying Disc and Mr. Kitze was 3,350,680. This includes 3,350,680 shares of common stock held by Flying Disc, of which Mr. Kitze is a general partner. Mr. Kitze may be deemed to be the beneficial owner of the shares held by Flying Disc.

    At every meeting of the stockholders of Xoom.com called with respect to any of the following, and at every adjournment of any of these meetings, and on every action or approval by written consent of the stockholders of Xoom.com with respect to any of the following, Flying Disc and Mr. Kitze have agreed, among other things, to vote, or cause to be voted, their shares of Xoom.com common stock:

    - in favor of the adoption of the merger agreement and the contribution agreement, except for modifications that would adversely affect Flying Disc and Mr. Kitze, and each of the other transactions contemplated by these agreements;

    - against any of the following, or any agreement to enter into or effect any of the following:


     - prior to the effective time of the consummation of the transactions contemplated by the contribution agreement, any takeover proposal, transaction proposal; and


     - any amendment of Xoom.com's certificate of incorporation or bylaws or other proposal, action or transaction involving Xoom.com or any of its subsidiaries which amendment or other action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the merger agreement and the contribution agreement.

    Under the terms of the voting agreement, Flying Disc and Mr. Kitze, severally and not jointly, have granted an irrevocable proxy and power of attorney to NBC and the president and treasurer of NBC and the secretary of NBC, in their respective capacities as officers of NBC, to vote or act by written consent with respect to the shares they hold. Flying Disc and Mr. Kitze will take further action or execute other instruments as may be necessary to effectuate the intent of the proxy and revoke any proxy previously granted with respect to the shares they hold. The proxies granted pursuant to the voting agreement shall be automatically revoked without further action on the part of either Flying Disc, Mr. Kitze, NBC or CNET upon the termination of the voting agreement.

    Flying Disc and Mr. Kitze have agreed not to, and shall not authorize or permit any of his or its affiliates, advisors or representatives to directly or indirectly solicit, knowingly encourage or have any discussion or negotiate with any person or entity, other than NBC, CNET or any of their respective affiliates, concerning any proposal by such person or entity with respect to Xoom.com that constitutes or could reasonably be expected to lead to any inquiry, proposal or offer from any person relating to a takeover proposal or a transaction proposal.

    Flying Disc and Mr. Kitze have also agreed not to:

    - offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, including by gift, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of their shares, unless the transferee or pledgee of the shares agrees in writing in a form reasonably satisfactory to NBC to be bound by all of the provision of the voting agreement;

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    - grant any proxies or powers of attorney, deposit any of their shares into a voting trust or enter into a voting agreement with respect to their shares; or


    - take any action that would prevent or disable Flying Disc or Mr. Kitze from performing its or his obligations under the voting agreement.


    The voting agreement shall be terminated upon the first to occur of:

    - the consummation of the transactions contemplated by the contribution agreement; and

    - the termination of the contribution agreement.

THE BRAND INTEGRATION AND LICENSE AGREEMENT

    In connection with the transactions, NBC and NBC Multimedia entered into a license agreement, which will be assigned to NBCi upon consummation of the transactions. Among other rights, the agreement grants NBC Multimedia a non-exclusive license to use the trademark "NBC", the NBC multicolor logo and the NBC soundmark in connection with NBC.com, VideoSeeker.com and NBC-IN.com and the portal, community and e-commerce services of NBCi. In addition, the license agreement also provides NBC Multimedia with specified license rights to the Website addresses for NBC.com, NBC-IN.com and VideoSeeker.com, although NBC retains title to such Website addresses.

    The license agreement also grants the licensee an exclusive license to use, reproduce and display on the NBCi Internet sites short excerpts from some NBC television programs and to create interactive programs therefrom, in accordance with the terms of the license.

    The license agreement further provides for quality controls to ensure that standards are met in the use of the licensed marks. Among other things, NBC retains control over the creative and editorial aspects of NBC.com and the licensee covenants to maintain and assist in maintaining the quality of the contributed sites and related services and to submit for approval to NBC proposed uses of the licensed marks.

    The license agreement contains limited non-competition provisions restricting both parties from competing with each other in some areas of business. For example:

    - both parties are limited in their ability to authorize co-branding of any of the their respective marks by a competitor of the other;

    - neither party can invest in, purchase or loan money to a competitor of the other; and

    - NBC grants first look rights in relation to acquisitions of non-primary competitors of NBCi and related businesses.

    The provisions of the license agreement are subject to general exceptions concerning, among other things, investments, market research and transactions in the ordinary course of business. In particular, NBC is expressly permitted to own, control and operate the businesses connected with CNBC.com and MSNBC.com.

    The license agreement will continue in perpetuity unless terminated on grounds set forth in the license agreement, including:

    - by either party, if NBC or its subsidiaries no longer own at least 5% of NBCi;

    - by either party, in the event of, among other things, the insolvency, bankruptcy or receivership of the other party;

    - by NBC, in the event of a change of control of NBCi;

    - material breach of the license agreement; or

    - repeated breaches of substantive quality controls in the license agreement.

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THE CONVERTIBLE NOTES


    In connection with the transactions, NBCi will issue two subordinated zero coupon convertible notes due 2006. The convertible note to be issued to NBC Multimedia will have a principal at maturity of $39,477,953 and will be convertible by NBC Multimedia into 471,031 shares of Class B common stock of NBCi at any time after the first anniversary of closing. The other convertible note to be purchased by GE Investments Subsidiary will have a principal at maturity of $447,416,845 and will be convertible into 5,338,357 shares of Class B common stock of NBCi at any time after the first anniversary of closing. The imputed original issue discount interest rate on both of the convertible notes is 4%.


    If both convertible notes are converted in full at a time when NBC and its affiliates own 35% or more of the outstanding shares of NBCi common stock, the holders of the Class B common stock would have the right to elect seven of the 13 members of the NBCi board of directors and the holders of the Class A common stock would have the right to elect the remaining six directors. If both of the convertible notes are not converted in full, the holders of the Class B common stock will have the right to elect six of the 13 members of the NBCi board of directors. The holders of the Class A common stock will have the right to elect the remaining seven directors.

    Each of the notes matures on the seventh anniversary of the closing of the transactions and contains customary anti-dilution provisions. In the event of a change of control, merger or similar transactions, each note is redeemable at the purchaser's option at a price equal to the aggregate principal amount or equivalent value in shares. NBCi may redeem each of the notes with cash, stock or both after the fifth anniversary of the closing on at least 30 days notice and at a redemption price equal to the principal at maturity of such note less any original issue discount not accrued on the redemption date.

    Each of the notes provides that payments of principal and interest shall be subordinated in right of payment to the prior payment in full of all of NBCi's other indebtedness. Such subordination, however, does not limit the payment of principal of and interest on the notes in accordance with their terms unless, at the time of such payment, there is a default in the payment of principal of or interest on NBCi's other indebtedness.

ADVERTISING AGREEMENT


    At closing, NBC and NBCi will enter into an advertising agreement pursuant to which NBCi will purchase 15-, 30- and 60-second advertising spots valued at $405 million over a four-year period, on the NBC Television Network, CNBC, MSNBC and NBC's owned and operated television stations. The advertisements will be subject to standard terms and conditions generally applicable to such advertising. The advertising purchased under the advertising agreement will be valued at 85% of the gross market rate charged by NBC at the time of the order, whether on or off any rate cards. The rate charged will be adjusted for any applicable frequency discounts, early payment discounts, rebates and other discounts charged by NBC to an advertisier purchasing the same amount as NBCi purchases in any given broadcast year. The advertising agreement may be terminated by NBC in the event of a change of control of NBCi, a bankruptcy event with respect to NBCi or a material breach by NBCi that is not cured within 30 days. The advertising agreement may be terminated by NBCi upon a material breach by NBC that is not cured within 30 days.


    At the end of the four-year advertising period, NBC and NBCi have agreed to negotiate concerning the purchase of an additional $500 million of advertising on NBC during the following six years, at a price and subject to terms and conditions to be mutually agreed upon by NBC and NBCi.

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GOVERNANCE AGREEMENT

    NBC and NBCi will enter into an agreement with respect to the governance of NBCi. Pursuant to the governance agreement, NBC will enter into a standstill agreement with NBCi under which it will agree not to:


    - acquire additional shares of NBCi;



    - solicit proxies in connection an amendment to NBCi's restated certificate of incorporation or for the election of Class A directors; or


    - propose to the holders of the Class A common stock a merger, business combination or similar transaction.


    These limitations will terminate if a third party initiates a tender offer for NBCi common stock or NBCi agrees to enter into a transaction that would result in a change in control. The governance agreement will also contain provisions with respect to NBC's rights to purchase additional shares of Class B common stock in the event NBCi issues shares of capital stock and the right to designate nominees to the board of directors of NBCi. See page 221.


CNET VOTING AND RIGHT OF FIRST OFFER AGREEMENT

    In connection with the transactions, CNET will enter into an agreement with NBC under which CNET will agree to vote its shares of the NBCi Class A common stock in the same manner as NBC with respect to the following transactions involving NBCi:


    - change in control transactions, including a merger, business combination and sale of substantially all assets or equity securities of NBCi; and


    - other material transactions, including any sale of more than 5% of the total assets or equity securities of NBCi.

    In addition, NBC has a right of first offer to purchase shares of Class A common stock owned by CNET upon CNET's notice to NBC describing the material terms of the proposed sale or transfer to a third party other than NBC.

CNET STANDSTILL AGREEMENT

    CNET will enter into a standstill agreement with NBCi under which it will agree not to transfer or acquire additional shares of NBCi's capital stock except transfers in connection with a third party tender offer or a merger, consolidation or reorganization of NBCi.

CNET CARRIAGE AGREEMENT

    In connection with the transactions, CNET, SNAP and NBC amended the carriage agreement between CNET, SNAP and NBC. As amended, the carriage agreement provides that specified headlines, summaries and other information services from CNET Internet sites receive preferred placement on SNAP Internet sites, through, among other things, preferred links and restrictions on the sale by SNAP of positions on its Internet sites to third party content providers. The amended carriage agreement also provides that for an exclusivity period of one year from May 9, 1999, with the exception of editorial content, SNAP will be the preferred general Internet directory service on any CNET site. The amended carriage agreement contains limited non-compete provisions restricting CNET from entering into relationships with competitors of SNAP, including co-branding agreements, investments and acquisitions, and restricts CNET from operating its Search.com Web site in competition with SNAP until May 9, 2000.

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CNBC CARRIAGE AGREEMENT

    CNBC and NBCi intend to enter into a carriage agreement after the closing of the transactions pursuant to which CNBC will provide selected services and some content from CNBC.com to NBCi.

EQUITY INVESTMENT AND RESTRUCTURINGS

    On June 11, 1999, Xoom.com, NBC and other parties entered into the stock purchase agreement, the amended and restated agreement and plan of contribution, investment and merger, which amended and restated the agreement and plan of contribution, investment and merger entered into on May 9, 1999 and a registration rights agreement with respect to the common stock purchased pursuant to the stock purchase agreement. The registration rights terminate upon consummation of the contribution agreement. Pursuant to the stock purchase agreement, on July 30, 1999 NBC acquired 960,028 shares of common stock of Xoom.com, for $57.29 per share in cash. NBC has agreed to vote all of these shares in favor of the adoption of the merger agreement and in favor of the approval of Xoom.com's adoption of the contribution agreement. The amended and restated agreement and plan of contribution, investment and merger resulted in the following changes from the original agreement and plan of contribution, investment and merger:

    - the issuance of 12,173,111 shares of Class B common stock as compared to 13,764,726 shares of Class B common stock to NBC Multimedia pursuant to the merger of Neon Media Corporation with NBCi;

    - the purchase by an affiliate of NBC of a $486,894,758 NBCi convertible note for the business related to VideoSeeker.com and the assignment of the NBC note to NBCi, as compared to the assignment of the NBC note and a cash payment of $30 million to NBCi; and

    - the conversion of a $486,894,758 NBCi convertible note into 5,809,388 shares of NBCi Class B common stock, as compared to 4,651,493 shares of NBCi Class B common stock.

    On July 8, 1999, Xoom.com, NBC and other parties entered into the contribution agreement, which amended and restated the amended and restated agreement and plan of contribution, investment and merger. The contribution agreement resulted in the following changes from the amended and restated agreement and plan of contribution, investment and merger:

    - the purchase by GE Investments Subsidiary, an affiliate of NBC, of a $447,416,805 NBCi convertible note convertible into 5,342,896 shares of NBCi Class B common stock for the assignment of the $340 million NBC note, as compared to the purchase of a $486,894,758 NBCi convertible note convertible into 5,809,388 shares of NBCi Class B common stock and the transfer of the business related to VideoSeeker.com as part of the consideration for the purchase of the $486,894,758 NBCi convertible note; and

    - the transfer by NBC Multimedia of a $39,477,953 NBCi convertible note convertible into 471,432 shares of NBCi Class B common stock in exchange for the business related to VideoSeeker.com.


    On October 20, 1999, Xoom.com, NBC and other parties entered into amendments to the merger agreement and the contribution agreement. The amendments included clarification of the manner in which the options to purchase units of SNAP would be converted into options to purchase shares of Class A common stock as described on page 79 and an increase in the total number of options SNAP could issue prior to the closing to 17% of the units of SNAP. The amendments also increased the total amount of advertising spots agreed to be purchased by NBCi over a four-year period under the advertising agreement from $380 million to $405 million.

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                         NBCI 1999 STOCK INCENTIVE PLAN

    This section of the proxy statement/prospectus describes the material aspects of the stock incentive plan. The following description of the stock incentive plan is qualified in its entirety by reference to the stock incentive plan, which is attached as Appendix E to this proxy statement/prospectus. You are urged to read the stock incentive plan.


    The stockholders of Xoom.com are being asked to approve the stock incentive plan. In October 1999, NBCi's board of directors adopted the stock incentive plan, subject to the approval of the stockholders of Xoom.com and the board of directors of Xoom.com, as NBCi's sole stockholder, approved the stock incentive plan. If stockholder approval is obtained, the stock incentive plan will be effective as of immediately prior to the closing of the merger agreement.


PURPOSES


    The purposes of the stock incentive plan are to promote the interests of NBCi and its stockholders by:


    - attracting and retaining exceptional officers, directors and other key employees and consultants of NBCi and its subsidiaries;

    - motivating those individuals with performance-related incentives to achieve longer-range performance goals; and

    - enabling those individuals to participate in the long-term growth and financial success of NBCi.

ADMINISTRATION/ELIGIBLE PARTICIPANTS

    The stock incentive plan is administered by an administrator, defined as the board of directors of NBCi or one or more committees designated by the board of directors. The administrator of the stock incentive plan is expected to be one or more committees of two or more members of the board of directors of NBCi. The committee that administers the plan for grants to officers and directors will consist of committee members intended to be "non-employee directors," within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act, to the extent Rule 16b-3 is applicable to NBCi and the stock incentive plan. The committee that administers the plan for grants to officers who are or may reasonably be expected to become "covered employees" within the meaning of Internal Revenue Code Section 162(m) will consist of "outside directors," within the meaning of Section 162(m). The mere fact that a committee member fails to qualify as a non-employee director or outside director, however, will not invalidate any award made by the committee which award is otherwise validly made under the stock incentive plan.

    Any officer or other employee, director or consultant to NBCi or any of its subsidiaries will be eligible to be designated a participant under the stock incentive plan.

    As of August 31, 1999, NBCi and the companies that will, upon completion of the transactions, be subsidiaries of NBCi had approximately 19 officers, 479 employees and 18 directors/managers, each of whom would be eligible to be granted awards by the committee under the stock incentive plan upon completion of the transactions. The committee has the authority to determine the participants to whom awards shall be granted under the stock incentive plan. However, the board of directors of NBCi may delegate to one or more officers of NBCi the authority to grant awards to participants who are not officers or directors of NBCi subject to Section 16 of the Securities Exchange Act or "covered employees" within the meaning of Section 162(m).

NUMBER OF SHARES AUTHORIZED UNDER THE STOCK INCENTIVE PLAN

    Initially, the stock incentive plan authorizes the grant of awards for up to 13,500,000 shares of NBCi's Class A common stock. On the first business day of each calendar year beginning 2001, the maximum number of shares issuable under the stock incentive plan will be increased to that number that, when added to the number of unissued shares under outstanding awards, equals 30% of the number of outstanding shares of NBCi common stock on a fully diluted basis as of December 31 of the immediately preceding calendar year. The maximum number of shares available for grant of incentive stock options will be 13,500,000, which amount is not subject to annual adjustment. The number of shares reserved for issuance under the stock incentive plan is subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events.

    Awards may be made in the form of:

    - nonqualified stock options;

    - stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code;

    - stock appreciation rights;

    - restricted stock;

    - performance awards and/or performance units;


    - dividend equivalent rights; or


    - other stock based awards.

    The maximum number of shares of Class A common stock with respect to which stock options and stock appreciation rights may be granted to any participant in the stock incentive plan in any calendar year may not exceed 1,000,000 shares. If, after the effective date of the stock incentive plan, any shares of Class A common stock covered by an award granted under the stock incentive plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been cancelled for any reason, other than by reason of exercise or vesting, or if any unissued shares are retained by NBCi upon exercise of an award to satisfy the exercise price or any withholding taxes, then the shares of Class A common stock covered by such award shall again be, or shall become, shares of Class A common stock with respect to which awards may be granted under the stock incentive plan.

SUBSTITUTE AWARDS

    Awards may be made under the stock incentive plan in assumption of, or in substitution for, outstanding awards previously granted by NBCi or its affiliates or a company acquired by NBCi or its affiliates with which NBCi or its affiliates combines. The number of shares underlying any such assumed or substitute awards will be counted towards the aggregate number of shares of Class A common stock which are available for grant under awards made under the stock incentive plan.

TERMS AND CONDITIONS OF AWARDS UNDER THE STOCK INCENTIVE PLAN


    Awards made under the stock incentive plan will be subject to the terms and conditions, vesting requirements, form and timing of exercise or settlement, as applicable, as may be determined by the committee and specified in the applicable award agreement or thereafter; provided that (1) stock options intended to qualify as incentive stock options will be subject to terms and conditions that comply with the rules applicable to incentive stock options and
(2) the exercise price per share of any stock option granted under the stock incentive plan may not be less than 85% of the fair market value per share on the date of grant.

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    Payment in respect of the exercise of an option granted under the stock incentive plan may be made:


    - in cash or its equivalent;



    - through the delivery of a promissory note with such recourse, interest, security and redemption provisions as the committee deems appropriate;



    - by exchanging shares of Class A common stock;



    - subject to such rules as may be established by the committee, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver to NBCi an amount equal to the aggregate exercise price; or


    - by any combination of the foregoing, provided that the combined value of the consideration received is at least equal to the aggregate exercise price of the option.

    The committee may designate stock options and stock appreciation rights intended to qualify as "performance-based compensation" under Section 162(m), provided that the exercise price is established by the committee to be at least equal to the fair market value per share as of the date of grant. This form of award enables the committee to treat certain other awards under the stock incentive plan as "performance-based compensation" and thus preserve deductibility by NBCi for federal income tax purposes of such awards which are made to individuals who are "covered employees" as defined in Section 162(m).

    Under Code Section 162(m) no deduction is allowed in any taxable year of NBCi for compensation in excess of $1 million paid to its chief executive officer and each of its four most highly paid other executive officers who are serving in such capacities as of the last day of such taxable year. An exception to this rule applies to compensation that is paid pursuant to a stock incentive plan approved by stockholders and that specifies, among other things, the maximum number of shares with respect to which options and stock appreciation rights may be granted to eligible employees under such plan during a specified period. Compensation paid pursuant to options and stock appreciation rights granted under such a plan and with an exercise price equal to the fair market value of NBCi's stock on the date of grant is deemed to be inherently performance-based, since such awards provide value to employees only if the stock price appreciates.

TRANSFERABILITY

    Incentive stock options may only be exercised by the optionee during the optionee's lifetime and may not be transferred or encumbered by the optionee except by will or by the laws of descent and distribution. Any such purported transfer or encumbrance shall be void and unenforceable against NBCi or any affiliate. The designation of a beneficiary is not considered a transfer or encumbrance. The committee has the discretion under the stock incentive plan to provide that other awards granted under the stock incentive plan may be transferred without consideration to certain family members or trusts, partnerships or limited liability companies in which the original grantee and/or his or her family members own a 50% beneficial interest or a 50% voting interest.

CHANGE OF CONTROL

    In the event of a change in control, as defined below, each currently outstanding award under the stock incentive plan automatically will have its vesting accelerated by 12 months on the effective date of the corporate transaction. Upon consummation of the corporate transaction, all outstanding awards will terminate unless such award is assumed or replaced with a comparable award or cash incentive program by the successor corporation or its affiliates or such award is purchased for cash. If within 12 months of a change in control, a participant is subsequently terminated or leaves for good reason, each outstanding award of the participant shall become fully vested and exercisable. Under the stock

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incentive plan a "change in control" is defined as any merger, consolidation or other form of business combination in which the stockholders of NBCi do not own at least 50% of the combined voting power in the surviving entity, the acquisition of 50% of the total combined voting power of NBCi's outstanding securities or a change in a majority of the board of directors over a period of three years by reason of one or more contested elections, except that any increase in securities ownership by NBC or its successors does not constitute a change in control.


    The stock incentive plan also provides for the accelerated vesting of outstanding awards held by participants primarily in the service of an affiliated entity of NBCi, upon the sale, merger, consolidation or sale of substantially all of the assets of such entity.

AMENDMENT TO STOCK INCENTIVE PLAN


    The board of directors of NBCi may amend, suspend or terminate the stock incentive plan; provided that no amendment or termination will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the stock incentive plan. In addition, no action that would adversely affect the rights of any participant to awards previously granted under the stock incentive plan will be effective without the participant's consent.


FEDERAL INCOME TAX CONSEQUENCES RELATING TO STOCK OPTIONS

    The following summary of the federal income tax consequences of the grant and exercise of nonqualified and incentive stock options awarded under the stock incentive plan, and the disposition of shares of Class A common stock purchased pursuant to the exercise of such stock options, is intended to reflect the current provisions of the Internal Revenue Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address state and local tax considerations.

    No income will be realized by an optionee when a nonqualified stock option is granted. Upon exercise of a nonqualified stock option, the optionee will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying stock over the option exercise price at the time of exercise, referred to as the "spread". The spread will be deductible by NBCi for federal income tax purposes subject to the possible limitations on deductibility, including those under Sections 280G and 162(m) of the Internal Revenue Code, of compensation paid to specified executives. The optionee's tax basis in the underlying shares acquired by exercise of a nonqualified stock option will equal the exercise price plus the amount taxable as compensation to the optionee. Upon sale of the shares received by the optionee upon exercise of the nonqualified stock option, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period. The optionee's holding period for shares acquired pursuant to the exercise of a nonqualified stock option will begin on the date of exercise of such option.

    Pursuant to rules under Section 16(b) of the Securities Exchange Act, the grant of an option, and not its exercise, to a person who is subject to the reporting and short-swing profit provisions under Section 16 of the Securities Exchange Act begins the six-month period of potential short-swing liability. The taxable event for the exercise of an option that has been outstanding at least six months ordinarily will be the date of exercise. If an option is exercised by a person subject to Section 16 within six months after the date of grant, however, taxation ordinarily will be deferred until the date which is six months after the date of grant, unless the person has filed a timely election pursuant to Section 83(b) of the Internal Revenue Code to be taxed on the date of exercise. The six month period of potential short-swing liability may be eliminated if the option grant (1) is approved in advance by NBCi's board of directors, or a committee composed solely of two or more non-employee directors, or (2) approved in advance, or subsequently ratified by NBCi's shareholders no later than the next annual meeting of shareholders. Consequently, the taxable event for the exercise of an option that satisfies either of the conditions described in clauses (1) or (2) above will be the date of exercise.

    The payment by an optionee of the exercise price, in full or in part, with previously acquired shares of NBCi common stock will not affect the tax treatment of the exercise described above. No gain or loss generally will be recognized by the optionee upon the surrender of the previously acquired shares to NBCi, and shares received by the optionee, equal in number to the previously surrendered shares of NBCi common stock, will have the same tax basis as the shares surrendered to NBCi and will have a holding period that includes the holding period of the shares surrendered. The value of the shares of NBCi common stock received by the optionee in excess of the number of shares surrendered to NBCi will be taxable to the optionee. Such additional shares of NBCi common stock will have a tax basis equal to the fair market value of such additional shares as of the date ordinary income is recognized, and will have a holding period that begins on the date ordinary income is recognized.

    The Internal Revenue Code requires that, for incentive stock option treatment, shares of Class A common stock acquired through exercise of an incentive stock option cannot be disposed of before two years from the date of grant and one year from the date of exercise. Incentive stock option holders will generally incur no federal income tax liability at the time of grant or upon exercise of such options. However, the spread will be an "item of adjustment" which may give rise to "alternative minimum tax" liability at the time of exercise. If the optionee does not dispose of the shares of NBCi common stock before two years from the date of grant and one year from the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares of NBCi common stock will constitute long-term capital gain or loss, as the case may be. Assuming both the holding periods are satisfied, no deduction will be allowable to NBCi for federal income tax purposes in connection with the grant or exercise of the option. If, within two years of the date of grant or within one year from the date of exercise, the holder of shares of NBCi common stock acquired through the exercise of an incentive stock option disposes of the shares, the optionee will generally realize ordinary taxable compensation at the time of the disposition equal to the difference between the exercise price and the lesser of the fair market value of the stock on the date of initial exercise or the amount realized on the subsequent disposition, and this amount will generally be deductible by NBCi for federal income tax purposes, subject to limitations on deductibility including those in Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to executives designated in those sections.

ANTICIPATED AWARDS


    As of the date of this proxy statement/prospectus, no executive officer or director, and no associate of any executive officer or director, has been granted any options under the stock incentive plan. Assuming that the stock incentive plan is approved, upon the closing of the merger agreement outstanding options held by the directors, officers and employees of Xoom.com and SNAP will be converted into options to purchase shares of Class A common stock of NBCi in the amounts set forth below based on the number of stock options held by such individuals on the record date:


                                                                            ANTICIPATED NUMBER
                                                                                OF SHARES
NAME OF POSITION                                                            UNDERLYING OPTIONS
--------------------------------------------------------------------------  ------------------
Executive Officer Group                                                             528,554
Non-Executive Officer Group                                                         182,223
Non-Executive Employee Group                                                      5,309,158

    The aggregate number of options expected to be issued under the stock incentive plan after conversion is 6,418,338. Except as noted above, the benefits to be received pursuant to the stock incentive plan by the executive officers, directors and employees of NBCi are not determinable at this time.

    THE BOARD OF DIRECTORS OF XOOM.COM RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE STOCK INCENTIVE PLAN.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION
                                   (STEP ONE)

    The following unaudited pro forma condensed combined financial information for NBCi gives effect to the step one transaction among Xoom.com, NBC, CNET and SNAP. The step one transaction includes NBCi's acquisition of CNET's ownership interest in SNAP. In addition, the unaudited pro forma condensed combined financial information for NBCi reflects NBC's purchase of 960,028 shares of Xoom.com's common stock for $55 million on July 30, 1999, which was separate and apart from step one. The pro forma historical financial information has been derived from the historical financial statements of Xoom.com and the Xoom.com pro forma financial statements, and should be read in conjunction with those financial statements and the related notes which begin on page F-3 and F-127, respectively, of this proxy statement/prospectus.

    The step one unaudited pro forma condensed combined balance sheet assumes that step one of the transaction took place as of June 30, 1999.

    The step one unaudited pro forma condensed combined statements of operations gives effect to Xoom.com's pro forma historical statements of operations and the equity loss attributable to SNAP for the year ended December 31, 1998 and for the six months ended June 30, 1999 as if step one had occurred at the beginning of each period presented.

    The step one unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined companies and should not be construed as representative of these amounts for any future dates or periods.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                             COMBINED BALANCE SHEET
                                   (STEP ONE)

                                 (IN THOUSANDS)

                                                                               AS OF JUNE 30, 1999
                                                              -----------------------------------------------------
                                                                XOOM.COM                      NBC
                                                               PRO FORMA    INVESTMENT   INVESTMENT IN   PRO FORMA
                                                                  (1)       IN SNAP (2)  XOOM.COM (3)    (STEP 1)
                                                              ------------  -----------  -------------  -----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $   58,017    $      --     $  55,000     $ 113,017
  Short-term investments....................................      107,995           --            --       107,995
  Accounts receivable, net..................................        3,025           --            --         3,025
  Inventories...............................................          793           --            --           793
  Other current assets......................................        2,456           --            --         2,456
                                                              ------------  -----------  -------------  -----------
    Total current assets....................................      172,286           --        55,000       227,286

  Fixed assets, net.........................................        4,827           --            --         4,827
  Goodwill, net.............................................       72,120           --            --        72,120
  Intangible assets, net....................................       27,251           --            --        27,251
  Investments...............................................       53,615      338,852            --       392,467
  Other assets..............................................        1,316           --            --         1,316
                                                              ------------  -----------  -------------  -----------
Total assets................................................   $  331,415    $ 338,852     $  55,000     $ 725,267
                                                              ------------  -----------  -------------  -----------
                                                              ------------  -----------  -------------  -----------
            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................   $    3,930    $      --     $      --     $   3,930
  Accrued compensation and related expenses.................        1,101           --            --         1,101
  Other accrued liabilities.................................        2,266           --            --         2,266
  Deferred revenue..........................................        2,676           --            --         2,676
  Notes payable.............................................        1,103           --            --         1,103
  Capital lease obligations.................................           41           --            --            41
  Contingency accrual.......................................        1,000           --            --         1,000
                                                              ------------  -----------  -------------  -----------
    Total current liabilities...............................       12,117           --            --        12,117

Deferred revenue, less current portion......................        2,500           --            --         2,500
Notes payable, less current portion.........................          331           --            --           331
Capital lease obligations, less current portion.............           98           --            --            98

Stockholders' equity:
  Common stock..............................................      342,700      338,852        55,000       736,552
  Notes receivable from stockholders........................         (995)          --            --          (995)
  Deferred compensation.....................................         (499)          --            --          (499)
  Accumulated deficit.......................................      (24,837)          --                     (24,837)
                                                              ------------  -----------  -------------  -----------
Total stockholders' equity..................................      316,369      338,852        55,000       710,221
                                                              ------------  -----------  -------------  -----------
Total liabilities and stockholders' equity..................   $  331,415    $ 338,852     $  55,000     $ 725,267
                                                              ------------  -----------  -------------  -----------
                                                              ------------  -----------  -------------  -----------

------------------------------


(1) Represents pro forma combination of Xoom.com and LiquidMarket, Inc., beginning on page F-127 in this proxy statement/prospectus.


(2) Issuance of 7,245,063 shares of NBCi's Class A common stock with a fair value per share of $46.77 for an aggregate amount of $338,852,000 or approximately 81% (39% on a fully diluted basis) of SNAP. The fair value per share of NBCi's common stock issued is based on the average closing price of Xoom.com's common stock on June 14, 1999 (the announcement date of the stock purchase agreement between Xoom.com and NBC) and the three days prior and subsequent to such date. See Merger Agreement on page 7 for a description of this transaction.

(3) To reflect the issuance of 960,028 shares of Xoom.com common stock to NBC at a price per share of $57.29 for an aggregate purchase amount of $55,000,000, as agreed to in the stock purchase agreement dated June 11, 1999 and executed on July 30, 1999. See Xoom.com/NBC Stock Purchase Agreement on page 11 for a description of this transaction.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS

                                   (STEP ONE)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                          1998
                                                           -----------------------------------
                                                            XOOM.COM
                                                            PRO FORMA   INVESTMENT   PRO FORMA
                                                               (1)      IN SNAP(2)   (STEP 1)
                                                           -----------  -----------  ---------
Net revenue..............................................   $   9,200    $      --   $   9,200

Cost of net revenue......................................       3,857           --       3,857
                                                           -----------  -----------  ---------
Gross profit.............................................       5,343           --       5,343

Operating expenses:
  Operating and development..............................       4,339           --       4,339
  Sales and marketing....................................       3,160           --       3,160
  General and administrative.............................       4,110           --       4,110
  Purchased in-process research and development..........         330           --         330
  Amortization of deferred compensation..................       1,605           --       1,605
  Amortization of goodwill and other intangible assets...      27,620           --      27,620
                                                           -----------  -----------  ---------
Total operating expenses.................................      41,164           --      41,164
                                                           -----------  -----------  ---------

Loss from operations.....................................     (35,821)          --     (35,821)

Other income (expense):
  Interest income........................................         192           --         192
  Interest expense.......................................        (145)          --        (145)
  Interest expense related to warrant....................      (1,494)          --      (1,494)
                                                           -----------  -----------  ---------
Loss before loss on investment recorded using the equity
  method.................................................     (37,268)          --     (37,268)
Equity share in losses of SNAP...........................          --      (81,381)    (81,381)
                                                           -----------  -----------  ---------
Net loss.................................................   $ (37,268)   $ (81,381)  $(118,649)
                                                           -----------  -----------  ---------
                                                           -----------  -----------  ---------
Basic and diluted net loss per share.....................                         (3) $   (6.59)
                                                                                     ---------
                                                                                     ---------
Shares used in per share calculation--basic and
  diluted................................................                         (3)    18,004
                                                                                     ---------
                                                                                     ---------

------------------------

(1) Represents pro forma combination of Xoom.com, Paralogic Corporation, Global Bridges Technologies, Inc., PageCount, Inc., MightyMail Networks, Inc., Paralogic Software Corporation and LiquidMarket, Inc., beginning on page F-127 of this proxy statement/prospectus.

(2) To record NBCi's 81% share in losses of SNAP for the twelve months ended December 31, 1998, as determined using the equity method of accounting, and to record amortization of the excess of the cost of the investment in SNAP over the amount of underlying equity in net assets, over a period of seven years. See merger agreement on page 7 for a description of this transaction.

(3) Basic and diluted net loss per share has been adjusted to reflect the issuance of 7,245,063 shares of NBCi Class A common stock primarily to CNET and 960,028 shares of NBCi Class A common stock to NBC as if the shares of Class A common stock had been outstanding for the entire period. See merger agreement on page 7 and Xoom.com/NBC stock purchase agreement on page 11 for descriptions of these transactions.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                                   (STEP ONE)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    FOR THE SIX MONTHS
                                                                    ENDED JUNE 30, 1999
                                                           -------------------------------------
                                                            XOOM.COM
                                                            PRO FORMA   INVESTMENT    PRO FORMA
                                                               (1)      IN SNAP(2)    (STEP 1)
                                                           -----------  -----------  -----------
Net revenue..............................................   $  11,238    $      --    $  11,238

Cost of net revenue......................................       4,736           --        4,736
                                                           -----------  -----------  -----------
Gross profit.............................................       6,502           --        6,502

Operating expenses:
  Operating and development..............................       4,073           --        4,073
  Sales and marketing....................................       7,964           --        7,964
  General and administrative.............................       4,483           --        4,483
  Amortization of deferred compensation..................       3,243           --        3,243
  Amortization of goodwill and other intangible assets...      14,160           --       14,160
                                                           -----------  -----------  -----------
Total operating expenses.................................      33,923           --       33,923
                                                           -----------  -----------  -----------

Loss from operations.....................................     (27,421)          --      (27,421)

Other income (expense):
  Interest income........................................       3,022           --        3,022
  Interest expense.......................................         (68)          --          (68)
                                                           -----------  -----------  -----------
Loss before loss on investment recorded using the equity
  method.................................................     (24,467)          --      (24,467)
Equity share in losses of SNAP...........................          --      (62,245)     (62,245)
                                                           -----------  -----------  -----------
Net loss.................................................   $ (24,467)   $ (62,245)   $ (86,712)
                                                           -----------  -----------  -----------
                                                           -----------  -----------  -----------
Basic and diluted net loss per share.....................                         (3)  $   (3.55)
                                                                                     -----------
                                                                                     -----------
Shares used in per share calculation--basic and
  diluted................................................                         (3)     24,423
                                                                                     -----------
                                                                                     -----------

------------------------

(1) Represents pro forma combination of Xoom.com, MightyMail Networks Inc., Paralogic Software Corporation and LiquidMarket, Inc., beginning on page F-127 of this proxy statement/prospectus.

(2) To record NBCi's 81% share of losses in SNAP for the six months ended June 30, 1999, as determined using the equity method of accounting, and to record amortization of the excess of the cost of the investment in SNAP over the amount of underlying equity in net assets, over a period of seven years. See merger agreement on page 7 for a description of this transaction.

(3) Basic and diluted net loss per share has been adjusted to reflect the issuance of 7,245,063 shares of NBCi Class A common stock primarily to CNET and 960,028 shares of NBCi Class A common stock to NBC as if the shares of Class A common stock had been outstanding for the entire period. See merger agreement on page 7 and Xoom.com/NBC stock purchase agreement on page 11 for descriptions of these transactions.

                                      NBCI
                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION
                              (STEPS ONE AND TWO)



    The following unaudited pro forma condensed combined financial information for NBCi gives effect to the step one and step two transactions among Xoom.com, NBC and the NBC Multimedia Division, which consist of NBC.com, NBC-IN.com and VideoSeeker, CNET and SNAP. The following unaudited pro forma condensed combined financial statements reflect the combination of the following:



    - Xoom.com pro forma (represents pro forma combination of Xoom.com and LiquidMarket, Inc. beginning on page F-127 of this proxy statement/prospectus);


    - NBC.com;

    - NBC-IN.com;

    - VideoSeeker;


    - CNET's ownership interest in SNAP;


    - NBC's ownership interest in SNAP; and

    - 10% equity interest in CNBC.com LLC.


The total purchase costs of the transactions have been calculated with Xoom.com treated as the accounting acquiror and give effect to the purchase of the NBC Multimedia Division and to NBCi's acquisition of CNET's and NBC's ownership interests in SNAP. The historical financial information has been derived from the respective historical and/or pro forma financial statements of Xoom.com, SNAP, and the NBC Multimedia Division, and should be read in conjunction with those financial statements and the related notes which begin on pages F-3, F-34 and F-51 in this proxy statement/prospectus, respectively.



    The unaudited pro forma condensed combined balance sheet as of June 30, 1999 has been prepared assuming the transactions took place as of that date and includes the allocation of the total purchase consideration to the fair values of the assets and liabilities of SNAP and the NBC Multimedia Division, based on a preliminary valuation.



    The unaudited pro forma condensed combined statements of operations combine the Xoom.com pro forma historical statements of operations and the historical statements of operations of SNAP and the NBC Multimedia Division for the year ended December 31, 1998 and the six months ended June 30, 1999; reflect NBC's investment in Xoom.com's common stock; and give effect to the transactions, including the amortization of goodwill and other intangible assets, as if they had occurred at the beginning of each period presented.



    The final purchase price allocation will be calculated based on NBC Multimedia's and SNAP's balance sheets and SNAP's stock options outstanding at the date the transactions are consummated.



    The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined companies and should not be construed as representative of these amounts for any future dates or periods.



    As set forth in the pro forma condensed combined statements of operations, NBCi experienced net losses for the six months ended June 30, 1999 and the year ended December 31, 1998. We believe that we have the financial resources needed to meet the presently anticipated business requirements of NBCi, including capital expenditure and strategic operating programs, for at least the next 12 months. Thereafter, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                             COMBINED BALANCE SHEET


                              (STEPS ONE AND TWO)


                                 (IN THOUSANDS)


                                                                               AS OF JUNE 30, 1999
                                               ------------------------------------------------------------------------------------
                                                                                                     PRO FORMA
                                                                               NBC                    BUSINESS
                                                   XOOM.COM                 MULTIMEDIA              COMBINATION
                                                 PRO FORMA(1)       SNAP     DIVISION    COMBINED   ADJUSTMENTS         PRO FORMA
                                               ----------------   --------  ----------   --------  --------------     -------------
                            ASSETS
Current assets:
  Cash and cash equivalents..................      $ 58,017       $     37   $     --    $58,054   $   24,900(F)(G)    $   82,954
  Short-term investments.....................       107,995             --         --    107,995           --             107,995
  Accounts receivable, net...................         3,025          4,415      2,099      9,539           --               9,539
  Note receivable from NBC...................            --             --         --         --       78,288(D)           78,288
  Inventories................................           793             --         --        793           --                 793
  Other current assets.......................         2,456          2,075         --      4,531           --               4,531
                                                   --------       --------  ----------   --------  --------------     -------------
Total current assets.........................       172,286          6,527      2,099    180,912      103,188             284,100
  Fixed assets, net..........................         4,827          8,277        479     13,583           --              13,583
  Goodwill, net..............................        72,120             --         --     72,120    1,408,108(B)        1,480,228
  Intangible assets, net.....................        27,251             --         --     27,251      100,830(B)          128,081
  Investments................................        53,615         18,382         --     71,997       80,000(B)          151,997
  Note receivable from NBC, less current
    portion..................................            --             --         --         --      261,712(D)          261,712
  Other assets...............................         1,316          2,194         --      3,510           --               3,510
                                                   --------       --------  ----------   --------  --------------     -------------
Total assets.................................      $331,415       $ 35,380   $  2,578    $369,373  $1,953,838          $2,323,211
                                                   --------       --------  ----------   --------  --------------     -------------
                                                   --------       --------  ----------   --------  --------------     -------------

              LIABILITIES, STOCKHOLDERS' EQUITY,
                  MEMBERS' EQUITY AND PARENT
             COMPANY'S INVESTMENT AND NET ADVANCES

Current liabilities:
  Accounts payable...........................      $  3,930       $  3,011   $  1,921    $ 8,862   $   23,500(B)       $   32,362
  Accrued compensation and related
    expenses.................................         1,101          6,357        194      7,652           --               7,652
  Other accrued liabilities..................         2,266             --         --      2,266           --               2,266
  Deferred revenue...........................         2,676          3,741     20,333     26,750      (22,203)(E)           4,547
  Notes payable..............................         1,103             --         --      1,103           --               1,103
  Due to CNET................................            --          2,611         --      2,611           --               2,611
  Due to NBC.................................            --          1,373         --      1,373           --               1,373
  Capital lease obligations..................            41             --         --         41           --                  41
  Contingency accrual........................         1,000             --         --      1,000           --               1,000
                                                   --------       --------  ----------   --------  --------------     -------------
Total current liabilities....................        12,117         17,093     22,448     51,658        1,297              52,955

Convertible notes payable to NBC and its
  affiliates, less current portion...........            --             --         --         --      370,000(A)          370,000
Deferred revenue less current portion........         2,500             --         --      2,500           --               2,500
Other notes payable, less current portion....           331             --         --        331           --                 331
Capital lease obligations, less current
  portion....................................            98             --         --         98           --                  98
Line of credit...............................            --         30,100         --     30,100      (30,100)(F)              --

Stockholders' equity, Members' equity and
  Parent Company's investment and net advances:
  Common stock...............................       342,700             --         --    342,700    1,580,958(A)(G)     1,923,658
  Members' equity............................            --         86,808         --     86,808      (86,808)(C)              --
  Parent Company's investment and net
    advances.................................            --             --    (19,870)   (19,870 )     19,870(C)               --
  Notes receivable from stockholders.........          (995)            --         --       (995 )         --                (995)
  Deferred compensation......................          (499)        (9,146)        --     (9,645 )      9,146                (499)
  Unrealized gain............................            --         11,635         --     11,635      (11,635)(C)              --
  Accumulated deficit........................       (24,837)      (101,110)        --    (125,947)    101,110             (24,837)
                                                   --------       --------  ----------   --------  --------------     -------------
Total stockholders' equity...................       316,369        (11,813)   (19,870)   284,686    1,612,641           1,897,327
                                                   --------       --------  ----------   --------  --------------     -------------
Total liabilities and stockholders' equity...      $331,415       $ 35,380   $  2,578    $369,373  $1,953,838          $2,323,211
                                                   --------       --------  ----------   --------  --------------     -------------
                                                   --------       --------  ----------   --------  --------------     -------------


------------------------------

(1) Represents pro forma combination of Xoom.com and LiquidMarket, Inc., beginning on page F-127 in this proxy statement/ prospectus.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS


                              (STEPS ONE AND TWO)


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       FOR THE YEAR ENDED DECEMBER 31, 1998
                                               ------------------------------------------------------------------------------------
                                                                                                      PRO FORMA
                                                                               NBC                    BUSINESS
                                                   XOOM.COM                 MULTIMEDIA               COMBINATION
                                                 PRO FORMA(1)       SNAP     DIVISION    COMBINED    ADJUSTMENTS        PRO FORMA
                                               ----------------   --------  ----------   ---------  -------------     -------------
Net revenue..................................      $  9,200       $  7,317   $11,615     $  28,132   $      --          $    28,132

Cost of net revenue..........................         3,857          7,626     5,249        16,732          --               16,732
                                               ----------------   --------  ----------   ---------  -------------     -------------
Gross profit.................................         5,343           (309)    6,366        11,400          --               11,400

Operating expenses:
  Operating and development..................         4,339          6,263       938        11,540          --               11,540
  Sales and marketing........................         3,160         12,482     3,989        19,631          --               19,631
  General and administrative.................         4,110          5,939     4,489        14,538          --               14,538
  Purchased in-process research and
    development..............................           330             --        --           330          --                  330
  Amortization of deferred compensation......         1,605            160        --         1,765          --                1,765
  Amortization of goodwill and other
    intangible assets........................        27,620             --        --        27,620     222,639(H)           250,259
  Promotion and advertising provided by
    NBC......................................            --         14,060        --        14,060          --               14,060
                                               ----------------   --------  ----------   ---------  -------------     -------------
Total operating expenses.....................        41,164         38,904     9,416        89,484     222,639              312,123
                                               ----------------   --------  ----------   ---------  -------------     -------------

Loss from operations.........................       (35,821)       (39,213)   (3,050)      (78,084)   (222,639)            (300,723)

Other income (expense):
  Interest income............................           192             --        --           192      16,792(I)            16,984
  Interest expense...........................          (145)            --        --          (145)    (14,800)(J)          (14,945)
  Interest expense related to warrant........        (1,494)            --        --        (1,494)         --               (1,494)
  Other expense..............................            --            (75)       --           (75)         --                  (75)
                                               ----------------   --------  ----------   ---------  -------------     -------------
Net loss.....................................       (37,268)       (39,288)   (3,050)      (79,606)   (220,647)            (300,253)
                                               ----------------   --------  ----------   ---------  -------------     -------------
                                               ----------------   --------  ----------   ---------  -------------     -------------
Basic and diluted net loss per share.........                                                                 (K)       $     (7.22)
                                                                                                                      -------------
                                                                                                                      -------------
Shares used in per share calculation--basic
  and diluted................................                                                                 (K)            41,595
                                                                                                                      -------------
                                                                                                                      -------------


------------------------


(1) Represents pro forma combination of Xoom.com, Paralogic Corporation, Global Bridges Technologies, Inc., PageCount, Inc., MightyMail Networks, Inc., Paralogic Software Corporation and LiquidMarket, Inc., beginning on page F-127 of this proxy statement/prospectus.

                                      NBCI

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS


                              (STEPS ONE AND TWO)


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                               -----------------------------------------------------------------------------------
                                                                                                     PRO FORMA
                                                                               NBC                   BUSINESS
                                                   XOOM.COM                 MULTIMEDIA              COMBINATION
                                                 PRO FORMA(1)       SNAP     DIVISION    COMBINED   ADJUSTMENTS        PRO FORMA
                                               ----------------   --------  ----------   --------  -------------     -------------
Net revenue..................................      $ 11,238       $ 13,368    $8,925     $ 33,531   $     --           $    33,531

Cost of net revenue..........................         4,736          5,858     2,806       13,400         --                13,400
                                                   --------       --------  ----------   --------  -------------     -------------
Gross profit.................................         6,502          7,510     6,119       20,131         --                20,131

Operating expenses:
  Operating and development..................         4,073          5,009       297        9,379         --                 9,379
  Sales and marketing........................         7,964         14,613       748       23,325         --                23,325
  General and administrative.................         4,483          5,744     1,444       11,671         --                11,671
  Amortization of deferred compensation......         3,243          1,766        --        5,009         --                 5,009
  Amortization of goodwill and other
    intangible assets........................        14,160             --        --       14,160    111,319(H)            125,479
  Promotion and advertising provided by
    NBC......................................            --         26,037        --       26,037         --                26,037
                                                   --------       --------  ----------   --------  -------------     -------------
Total operating expenses.....................        33,923         53,169     2,489       89,581    111,319               200,900
                                                   --------       --------  ----------   --------  -------------     -------------

(Loss) income from operations................       (27,421)       (45,659)    3,630      (69,450)  (111,319)             (180,769)

Other income (expense):
  Interest income............................         3,022             --        --        3,022      8,921(I)             11,943
  Interest expense...........................           (68)            --        --          (68)    (7,400)(J)            (7,468)
  Other expense..............................            --           (595)       --         (595)        --                  (595)
                                                   --------       --------  ----------   --------  -------------     -------------
Net (loss) income............................       (24,467)       (46,254)    3,630      (67,091)  (109,798)             (176,889)
                                                   --------       --------  ----------   --------  -------------     -------------
                                                   --------       --------  ----------   --------  -------------     -------------
Basic and diluted net loss per share.........                                                               (K)        $     (3.68)
                                                                                                                     -------------
                                                                                                                     -------------
Shares used in per share calculation--basic
  and diluted................................                                                               (K)             48,014
                                                                                                                     -------------
                                                                                                                     -------------


------------------------


(1) Represents pro forma combination of Xoom.com, MightyMail Networks Inc., Paralogic Software Corporation and LiquidMarket, Inc., beginning on page F-127 of this proxy statement/prospectus.

                                      NBCI

              NOTES TO THE SELECTED UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION


                              (STEPS ONE AND TWO)



    The total estimated purchase cost assumes that both the step one and step two transactions are completed and has been allocated on a preliminary basis to assets and liabilities based on management's estimate of their fair values, with Xoom.com treated as the accounting acquiror. The excess of the purchase cost over the fair value of the net assets acquired has been allocated to goodwill. The final purchase price allocation will be calculated based on NBC Multimedia's and SNAP's balance sheets and SNAP's stock options outstanding at the date the transactions are consummated.



    The adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 1999, have been calculated as if the transactions occurred on June 30, 1999 and are as follows:



(A)(1) To reflect the acquisition by NBCi of NBC.com, NBC-IN.com and VideoSeeker, NBC Multimedia's ownership interest in SNAP, and a 10% ownership interest in CNBC.com for an estimated purchase price of $1,473,336,000. The purchase consideration consists of the following:


    - Issuance of 23,590,680 shares of NBCi Class B common stock with a fair value of $1,103,336,000. The fair value per share of Xoom.com's common stock is being used to determine the purchase price, as Xoom.com is treated as the accounting acquiror. Therefore, the fair value per share of NBCi's common stock issued is based on the average closing price of Xoom.com's common stock on June 14, 1999 (the date of the announcement of the stock purchase agreement between Xoom.com and NBC) and the three days prior and subsequent to such date.

    - Issuance of (i) a zero coupon convertible note of NBCi with a principal at maturity of $39,447,953; and (ii) a zero coupon convertible note of NBCi with a principal at maturity of $447,416,805. The convertible notes payable have been recorded at their present value of approximately $370,000,000, with an effective interest rate of 4% per annum.


   (2) To reflect the issuance of 7,245,063 shares of NBCi's Class A common stock with a fair value per share of $46.77 for an aggregate amount of $338,852,000 or approximately 81% (39% on a fully diluted basis) of SNAP. The fair value per share of NBCi's common stock issued is based on the average closing price of Xoom.com's common stock on June 14, 1999 (the announcement date of the stock purchase agreement between Xoom.com and
       NBC) and the three days prior and subsequent to such date. See Merger Agreement on page 7 for a description of this transaction.


(B)(1) To reflect the additional estimated purchase price of $107,270,000 related to (i) the assumption of SNAP's options and (ii) estimated merger costs. This additional estimated purchase price of $107,270,000 consists of the following:

    - Assumption of options to purchase 2,029,193 shares of NBCi's Class A common stock with a fair value of $83,770,000. The fair value of the options assumed is based on the Black-Scholes model using the following assumptions:

       - Fair market value of the underlying shares is based on the average closing price of Xoom.com's common stock on June 14, 1999 and the three days prior and subsequent to such date.

       - Expected life of 4 years

       - Expected volatility of 1.0

       - Risk free interest rate of 5.9%

       - Expected dividend rate of 0%

    - Estimated related merger costs consisting of the following:

       - Investment banking fees               $17,250,000

       - Attorney, accountant and printing fees  4,250,000

       - Filing and registration costs            400,000

       - Merger-related restructuring costs      1,600,000
                                               -----------

                                               $23,500,000
                                               -----------
                                               -----------

                                      NBCI

              NOTES TO THE SELECTED UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION


                              (STEPS ONE AND TWO)



    (2) To allocate the total purchase price of the transaction ($1,919,458,000) and recognize the excess purchase cost of $1,588,938,000 over the fair value of the net assets acquired, which has been recorded as goodwill and other intangible assets as follows:


       - Purchased technology                           $  15,200,000

       - Investment in CNBC.com LLC                        80,000,000

       - Affiliate and other contracts                     33,500,000

       - Acquired workforce                                 1,530,000

       - License agreement to NBC brand name and
        content, and other brand name                      50,600,000

       - Goodwill                                       1,408,108,000
                                                       --------------

                                                       $1,588,938,000
                                                       --------------
                                                       --------------


    (C) To reflect the elimination of (i) the historical members' equity accounts of SNAP and (ii) the historical parent company investment and net advances of the NBC Multimedia Division.



    (D) To record the assignment to NBCi of a note of NBC in the amount of $340 million ($78,288,000 current portion and $261,712,000 long-term portion), with a term of 4 years and an interest rate of 5.4% per annum.



    (E) To eliminate the gross margin associated with the SNAP deferred revenue and to eliminate the deferred revenue of the NBC Multimedia Division.



    (F) To record the repayment by NBCi of SNAP's revolving line of credit.



    (G) To reflect the issuance of 960,028 shares of Xoom.com common stock to NBC at a price per share of $57.29 for an aggregate purchase amount of $55,000,000, as agreed to in the stock purchase agreement dated June 11, 1999 and executed on July 30, 1999. See Xoom.com/NBC Stock Purchase Agreement on page 11 for a description of this transaction.


    The adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999, assume that step two occurred as of January 1, 1998 and January 1, 1999, respectively and are as follows:


    (H) To reflect the amortization of goodwill and other intangible assets resulting from the transactions. The goodwill and other intangible assets are being amortized over periods ranging from 3 to 7 years.


    (I) To reflect interest income in connection with the note receivable assigned to NBCi by NBC.


    (J) To reflect interest charges in connection with the two zero coupon convertible notes issued to NBC and its affiliates using an effective interest rate of 4% per annum.



    (K) Basic and diluted net loss per share has been adjusted to reflect the issuance of (i) 960,028 shares of NBCi Class A common stock to NBC; (ii) 7,245,063 shares of Class A common stock to CNET and an unaffiliated third party; and (iii) 23,590,680 shares of NBCi's Class B common stock to an affiliate of NBC, as if the shares had been outstanding for the entire period. The effect of stock options assumed in the transactions has not been included, as its inclusion would be anti-dilutive.

                                NBCI'S BUSINESS

OVERVIEW

    NBCi seeks to combine the NBC media brand with the complementary portal and navigation services of SNAP and community and direct e-commerce services of Xoom.com to deliver a comprehensive and compelling Internet experience to a broad audience. NBCi intends to offer these core services through its primary consumer brand SNAP. NBCi believes its core services will provide the foundation for a next generation media company capable of reaching users through a variety of media including television and the Internet. NBCi believes that its services will create an environment that attracts users and encourages repeat visits, long term usage and customer loyalty. As a result, NBCi expects to have a large consumer audience as well as an extensive consumer data base that will be attractive to advertisers and e-commerce partners seeking to deliver targeted messages and offers. By providing these services, NBCi intends to become a critical meeting point for consumers, vendors and advertisers.

    Upon the closing of the transactions, NBCi's Internet properties and services will include:

    - SNAP, the owner of Snap.com, the fastest growing major Internet portal from July 1998 to July 1999 according to Media Metrix based on the percentage increase in reach among home and work users, providing a comprehensive set of information, navigation and content aggregation services;

    - Xoom.com, the owner of one of the fastest growing community sites from July 1998 to July 1999, according to Media Metrix based on the percentage increase in reach among home and work users, providing direct e-commerce and community services which will be integrated within the Snap.com Web site;

    - NBC.com, NBC-IN.com and VideoSeeker, providing access to a broad base of differentiated users, unique content and opportunities for cross-selling through the full integration of these properties throughout the Snap.com Web site; and

    - a 10% ownership interest in CNBC.com LLC, which operates CNBC.com, a newly launched Web site providing comprehensive financial information and analytic tools on the Web.

    NBCi also plans to deliver value-added services to users such as content designed specifically for broadband users, enhanced e-mail and private community services. The following chart indicates the services to be offered by NBCi immediately following the closing of the proposed transactions:

                                                                                                 NBC MULTIMEDIA
                  SERVICES                        NBCI         XOOM.COM         SNAP.COM             ASSETS
---------------------------------------------     -----     ---------------  ---------------  ---------------------
Search Engine................................           -                               -
Directory....................................           -                               -
Broadband Services...........................           -                               -                   -
News and Media Content.......................           -                               -                   -
User-created Content.........................           -              -
Web Community Services.......................           -              -
E-Commerce Engine............................           -              -
Chat Rooms...................................           -              -                -                   -
Online Greeting Cards........................           -              -
Personalization..............................           -              -
Web-based E-mail.............................           -              -                -
Digital Storage..............................           -              -
Financial News...............................           -                               -                   -

    After the closing of the transactions, NBCi will integrate the Xoom.com, NBC.com, NBC-IN.com and VideoSeeker.com Web sites into the Snap.com Web site. Users will be able to access these Web sites from the Snap.com Web site or from the current address of each individual Web site.


    For so long as the brand integration and license agreement remains in effect, NBCi will be the exclusive vehicle for NBC to operate a general portal service, a broad-based community service or a broad-based e-commerce service. The NBC relationship will offer NBCi opportunities to access content as well as to leverage NBC's extensive and highly developed advertising relationships to create unique ways for advertisers to reach consumers by capitalizing on synergies between on-air and online media.


    NBCi will also enter into a multi-year television network advertising agreement with NBC. NBCi will use the advertising to market the integrated Snap.com Web site to Internet users, especially those with little or no experience on the Web.

    On a pro forma basis based on data available from Media Metrix, if the transaction had been completed on April 30, 1999, NBCi would have been the seventh ranked site on the Internet in July 1999 based on the number of unique users, and the fastest growing major Internet company from July 1998 to July 1999 based on the percentage increase in reach among home and work users. In July 1999 the Internet properties to be combined in forming NBCi had an aggregate Internet reach among home and work users of approximately 26%, with over 16 million unique visitors, based on data available from Media Metrix. The term "reach" means the percentage of projected individuals within a designated demographic or market category that accessed the Web content of a specific site or category among the total number of projected individuals using the Web during the month.

    The total number of registered users of the Internet properties to be combined in forming NBCi totaled over 12 million as of July 31, 1999, up from
2.5 million on July 31, 1998. For the months of June and July the average number of users registering per day exceeded 31,000 and 28,000, respectively, for the combined Web sites. In July 1999 the Internet properties to be combined in forming NBCi had over 660 million page views.

    NBCi expects to have a diversified revenue stream. Had the transactions forming NBCi been completed on January 1, 1999, NBCi would have had $33.5 million of total revenue for the six months ended June 30, 1999, 68% of which would have been advertising revenue, 18% of which would have been e-commerce revenue and 14% of which would have been other revenue, primarily relating to outsourcing agreements. Pro forma revenues for the six months ended June 30, 1999 represented an increase of 282% over the pro forma revenues for the six months ended June 30, 1998. There can be no assurance that NBCi can continue to generate revenue from equity instruments received, which would have comprised $10.4 million, or 29%, of total revenue for the six months ended June 30, 1999.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET

    The Internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation estimates that the number of Web users will grow from approximately 97 million worldwide in 1998 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of personal computers installed in homes and offices, the decreasing cost of personal computers, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity with and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: a lack of geographic or temporal limitations; real-time access to dynamic and interactive content; and instantaneous communication with a single individual or with groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly. The proliferation of users, combined with the Web's reach and lower cost of marketing, has created a powerful channel for conducting commerce, marketing and advertising.

    In the first few years of the development of the Internet, general portals attracted the largest base of users as a result of the provision of search and directory services. Over the last few years community sites have been among the fastest growing Internet sites in numbers of users, as a result of the growing attraction of user generated content and the desire for communication among like-minded individuals. The nature and form of content being provided on the Internet has also expanded dramatically as a result of an increase in the participation of media and commerce companies conducting their businesses on the Internet. In addition, traditional media companies have used their access to content and promotion to create significant Web properties.

    More recently, as the number of Internet users has increased, highly focused consumer and business sites, known as vertical hubs, have developed to attract audiences with a particular interest. At the same time, the vertical hubs have begun to offer their users an expanding portfolio of information and resources and Internet portals have continued to offer increasingly deeper content on vertical channels provided on their Web sites. Both vertical hubs and portals are also creating their own e-commerce businesses, primarily in partnership with e-commerce sites. These trends are expected to continue in the future.

    RECENT CONSOLIDATION OF INTERNET COMPANIES


    Over the last twelve months, Internet companies, including portals, community and e-commerce sites, have experienced significant consolidation as a result of increased competition for users, the desire to rapidly offer a comprehensive set of Web services that may be more quickly acquired than built, the need to maintain growth rates in user levels and competition for advertising and e-commerce sales revenue.


    By providing a complete set of content, information and services, Internet portals and communities attract a larger audience, providing a more attractive platform for companies advertising on the Internet or attempting to develop e-commerce businesses. Traditional media and cable companies have participated in this consolidation using their access to content, promotion and distribution to create significant Web properties. The cost savings realized as a result of the elimination of overlapping services allows Internet companies to more fully take advantage of economies of scale in their businesses. In addition, the development of higher bandwidth distribution methods is beginning to result in significant changes in the dynamics of business on the Internet. The development of vertical Internet hubs focused on particular areas of interest such as women's interests or financial topics has also accelerated the pace of consolidation as companies seek to offer a full portfolio of products.

    The ability to compete effectively in the current environment requires Internet companies to offer a sufficiently high level of service to attract a strong user base, the ability to access capital and the leverage to establish partnerships with companies offering complementary services.

THE NBCI APPROACH


    NBCi intends to expand the audience for its primary consumer brand, SNAP, as well as the other NBCi brands by capitalizing on the demonstrated growth ability and the leading edge technologies of the NBCi businesses, as well as NBC's strong appeal to television viewers and consequent attractiveness to advertisers. By offering attractive free services and content and maintaining a large and diverse range of active communities, NBCi will encourage visitors to its Web sites to become members of NBCi. With information provided by its members, NBCi intends to use its proprietary consumer database to offer advertisers and e-commerce partners the ability to deliver highly targeted messages and product offers to NBCi's members.


    STRENGTH OF THE NBC BRAND

    NBCi will seek to expand its audience by capitalizing on the broad reach and appeal of the NBC television network brand. With its ability to coordinate access to the NBC television viewing audience,

NBCi intends to increase its appeal to advertisers by offering a unique opportunity to promote sales across multiple media. According to data furnished by Nielsen Media Research, for the television season that ended in May 1999, NBC was the most-watched television network during primetime among adults age 18 to 54 in the United States. Primetime means 8:00 p.m. to 11:00 p.m. Monday through Saturday and 7:00 p.m. to 11:00 p.m. Sunday. Throughout the 1998-1999 television season, an average of more than 156 million people watched NBC television programming at least once each week, representing more than 60% of the population of the United States. On average, for example, a single 30-second advertisement on the highly-rated "ER" program on NBC reached more than 22 million viewers. In addition, the results of a study commissioned by NBC from Nielsen Media Research in 1999 indicate that during the February sweeps period among viewers with access to the Internet, NBC primetime programming attracted 25% more viewers than the primetime programming of its nearest network competitor, and 65% more viewers than the primetime programming of the top ten cable networks combined.


    Since NBC acquired an equity interest in SNAP in June 1998, NBC has promoted SNAP on the NBC television network, including sponsorship and cross-promotional initiatives. NBCi will promote SNAP as well as other NBCi brands through the purchase of $405 million in advertising on the NBC Television Network, CNBC, MSNBC and NBC's owned and operated television stations over a four-year term. NBCi and NBC have agreed to negotiate concerning the purchase of an additional $500 million in advertising over the following six years. NBCi believes that this promotional capability will position NBCi well to compete against the leading diversified Internet service providers.


    USER APPEAL AND ATTRACTIVENESS TO ADVERTISERS


    NBCi will offer users a single unified Web site, Snap.com, providing search, community, communication and e-commerce services, together with access to rich and varied content through the vast resources of the Internet. NBCi intends to offer a sufficient breadth of information and services to attract a large and growing base of users, while providing sufficient depth through its multiple relationships with content providers to maintain the interest of users seeking very specific content. By integrating a complete set of community services throughout the NBCi Web sites, users will be able to establish relationships with individuals having similar interests, express themselves through user-generated content and attract other users to the NBCi Web sites. NBCi also plans to deliver value-added services to users by enabling them to register as members to receive targeted offers of products and services via e-mail. By expanding its varied offerings to users in a seamless Internet experience, NBCi seeks to increase its user base.



    NBCi believes the ability to integrate multiple online product offerings, and provide a breadth of detailed information on such product offerings in combination with its ability to coordinate network advertising with NBC, will provide cross-selling and promotional opportunities that will enable NBCi to distinguish itself from its competitors in the Internet industry. As competition for new Internet users intensifies and the cost of establishing a recognized brand grows, NBCi expects that its ability to coordinate cross-promotional opportunities with NBC will enhance the attractiveness of NBCi to advertisers by offering exposure to a broad population of Internet users. In addition, NBCi will have the ability to target messages using demographic data and information on buying habits compiled by NBCi through its systems for tracking users and managing advertising inventory. NBCi can use this information to assist advertisers to intelligently target and monitor the effectiveness of their presentations, as well as to offer relevant e-commerce opportunities. Through its direct e-commerce platform and proprietary database management system, sales opportunities can be offered through the NBCi Web sites as well as by e-mail to the registered user base.

    DEMONSTRATED GROWTH CAPABILITY

    From July 1998 to July 1999, Snap.com and Xoom.com were two of the fastest-growing Web sites among home and work users according to data provided by Media Metrix. SNAP has succeeded in increasing traffic to its Web site and recognition of its brand in part through the promotion of SNAP on the NBC television network since NBC acquired an equity interest in SNAP in June 1998. SNAP has also grown traffic and brand awareness through the expansion of channel partnerships offering custom branded versions of Snap.com to over 50 Internet service providers, PC manufacturers and other SNAP distribution partners such as RealNetworks, GTE and Sony. Xoom.com has achieved its growth principally through word-of-mouth marketing among its users as well as links from member Web sites to the Xoom.com Web site.


    NBCi intends to leverage the demonstrated growth capability of Snap.com and Xoom.com to expand brand awareness and consequently increase the member base of NBCi. NBCi believes that it will be well positioned to strengthen awareness of the NBCi brands, including SNAP, and thus increase online traffic and build member loyalty as a result of the substantial levels of on-air promotional expenditures available to the NBCi Web sites over the next four years in comparison to the promotional expenditures of SNAP, Xoom.com and the NBC contributed Internet assets over the past year. NBCi intends to capitalize on Xoom.com's experience and success in expanding its user base by offering its members a variety of compelling free services, communities and competitively priced product offerings. In addition, by combining the strategic and financial resources of each of Xoom.com, SNAP and the NBC contributed Internet businesses, NBCi believes that it will be better able to compete in the rapidly consolidating Internet services industry, and thus be better able to grow through acquisitions, strategic alliances and joint ventures.


    LEADING EDGE INTERNET PRODUCTS AND SERVICES

    NBCi will combine leading edge Internet products and services offered by SNAP, Xoom.com and the NBC contributed Internet businesses to offer users a rich and varied Internet experience. Through SNAP's proprietary search technologies and personalization capability together with its ability to offer enhanced content such as rich media streaming, the navigation and content aggregation services offered by NBCi are well positioned to compete with leaders in the portal market. Snap.com For Higher Speed Users, launched by SNAP in March 1999, uses proprietary technology to optimize users' access to rapidly evolving forms of content including video, audio, animation and gaming. Xoom.com's array of free user services coupled with a large and diverse range of active communities focused on special interest categories will enable NBCi to increase its member base. NBCi intends to leverage Xoom.com's direct e-commerce platform and proprietary database targeting system to offer advertisers the ability to deliver a focused, relevant message to potential consumers and targeted product offers to the NBCi member base.

NBCI STRATEGY

    By providing a broad array of professionally created and user-created content in a single service, NBCi intends to develop the leading site on the Internet. NBCi continually intends to upgrade and expand Snap.com's portfolio of services to increase the level of Internet traffic on the Snap.com Web site and NBCi's related properties and grow NBCi's registered user base. NBCi intends to capture relevant data on such users to provide more relevant information to advertisers and more personalized service to its user base. NBCi plans to accomplish these goals through the strategies discussed below.

    RAPIDLY COMPLETE THE INTEGRATION OF XOOM.COM, SNAP AND THE NBC CONTRIBUTED
     INTERNET ASSETS

    NBCi believes that a key component to its success will be its ability to integrate the NBCi Internet businesses rapidly and cost-effectively. A number of integration initiatives, which are expected to be advantageous to the component companies even if the proposed NBCi transactions are not consummated, have already been completed. SNAP search functionality is now available on Web pages of Xoom.com and NBC.com, and Xoom.com's electronic greeting cards and buyer's guide are accessible on Snap.com's shopping pages. SNAP has developed technology to check user names across both Snap.com and Xoom.com, in order to minimize potential transition problems resulting from duplicate and multiple user names. SNAP product managers have begun mapping the directories and sub-directories of Snap.com and Xoom.com in order to permit their ultimate interconnection as well as understand differences in user behavior.

    The planning process for integration of the Web sites to ensure the ease of navigation and provide a consistent look and feel among the Web sites has already begun. Xoom.com, SNAP and NBC have established a senior-level steering committee to begin planning the business integration process and the potential deployment of existing personnel should the transactions be consummated. The businesses have also formed separate integration teams in such areas as product development, sales and infrastructure. The integration teams report on a weekly basis to the steering committee on the status of the planned integration and potential problems that may occur. All planning being completed today is designed to ensure a smooth transition following the anticipated closing of the transactions.

    BUILD THE SNAP BRAND AND THE OTHER NBCI BRANDS


    NBCi intends to promote SNAP and the other NBCi brands through a variety of media including television, radio, print and Internet advertising. In addition to exposure through television advertising, NBCi expects to benefit from radio campaigns conducted by Xoom.com and SNAP to promote their brands. NBCi will continue this radio strategy for SNAP. NBCi believes the ability to develop a well-recognized brand name will be critical to the long term success of the company.


    INCREASE REVENUE AND CREATE VALUE

    NBCi intends to maximize revenue streams by focusing on a number of key strategies, including:

    - expanding its advertising customer base through the integration of the NBCi businesses in the Snap.com Web site;

    - obtaining higher average advertising rates across all of the NBCi Internet properties and increasing the average size and length of advertising contracts;

    - hiring additional direct sales representatives and continuing to invest in improving NBCi's advertisement serving and targeting technology;

    - expanding NBCi's e-commerce product offerings and services, such as magazine subscriptions, appliances, games, photography supplies, home and auto insurance, wireless telecommunication services and membership clubs;

    - increasing margins by reducing operating costs; and

    - acquiring minority equity positions in companies with attractive growth opportunities.

    NBCi also intends to offer special sponsorship and events-driven promotional advertising programs to build brand awareness, generate leads and drive traffic to an advertiser's site. In addition, NBCi plans to sell sponsorships of special interest pages where topically focused content is aggregated on a permanent area within a community.

    CONTINUE TO GROW NBCI'S USER BASE

    NBCi intends to continue to expand its user base through the integration of the NBCi Internet properties and by increasing awareness of the NBCi businesses through the promotion of the SNAP

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brand and the other NBCi brands. In addition, NBCi intends to increase traffic to its Web sites by offering visitors attractive free services and content, and maintaining a large and diverse range of active communities focused on special interest categories. NBCi will also seek to acquire selected businesses to supplement its product offerings.

    DEVELOP VERTICAL HUBS

    NBCi believes there are opportunities to selectively develop vertical hubs in order to create an active set of users with similar interests. A vertical hub is a website on topics of general interest such as sports, weather or health, which is supported by professionally-created content and may contain chat rooms, bulletin boards and e-commerce product offerings related to that particular topic. NBCi will also seek to identify opportunities to leverage partner relationships or selectively seek acquisitions in areas of particular value to accomplish this goal. As opposed to a general Web audience, users with a specific set of interests provide opportunities to sell more targeted advertising and lead generation. Advertisers are willing to pay premium prices to reach such targeted audiences. By providing unique content through partners and the integration of the NBC contributed Internet businesses, NBCi intends to develop a large database of users with common interests. A key component of this strategy will be to leverage and build upon Xoom.com's community sites and membership base.

    EXPAND BROADBAND INITIATIVES


    The Internet is increasingly being used as a means to distribute video and audio content, gaming services and distributed applications. Widespread deployment and adoption of broadband technology should accelerate the acceptance of the Internet as an important new medium for distributing such content, as well as next generation products with significantly more functionality and value for users. SNAP was one of the first portals to deliver broadband content through the Snap.com For Higher Speed Users Web site. VideoSeeker.com will provide NBCi's users with access to streaming video content on the Web. A Xoom.com property, The Media Sharehouse, provides a repository for user created content. NBCi intends to seek additional opportunities to vastly expand the nature and amount of broadband content available to its user base both through internal development and acquisitions.


    ACCELERATE PURSUIT OF INTERNATIONAL OPPORTUNITIES

    NBCi intends to rapidly expand its platform internationally by providing the Snap.com Web site and the other NBCi Web sites in local languages and offering its services to local advertisers and e-commerce companies. NBCi also plans to leverage NBC's worldwide relationships to expand its operations internationally. The international market for Internet services is not as mature as in the United States and opportunities exist to take a leadership position in several foreign markets. NBCi has targeted several European and Asian countries for possible international expansion and is currently seeking local partners to help facilitate such expansion and provide local support in terms of personnel and promotion.

    CONTINUE TO DEVELOP OR ACQUIRE LEADING EDGE TARGETING TECHNOLOGY AND
     SOFTWARE

    NBCi intends to continue to develop leading edge technologies to provide its users the highest possible level of service and its advertisers and e-commerce partners the benefit of its proprietary targeting capabilities. Areas of focus for consumer services include broadband technologies for the delivery of streaming video and audio, and communication tools such as e-mail, messaging and internet telephony, among others. Advertisers currently benefit from the integration of advertisements and product offers within search requests on Snap.com. Xoom.com has developed a proprietary database stratification, offer targeting and delivery system. This system uses demographic and personal interest information provided by Xoom.com's members prior purchasing history, along with data appended from third party providers, to determine a set of offers most likely to appeal to individual members.

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NBCi intends to expand and improve on these capabilities by continuing to invest in the development of new technologies or by acquiring such technologies through acquisitions or otherwise.

RECENT TRANSACTIONS AFFECTING NBCI


    On September 13, 1999, Xoom.com and SNAP entered into a strategic alliance with ValueVision International, Inc. whereby the parties entered into re-branding and electronic commerce agreements, including television home shopping, Internet shopping and direct e-commerce initiatives. Under the terms of the agreements, SNAP granted ValueVision a ten-year, exclusive license to use SNAP's "SnapTV" trademark for the purpose of operating a television home shopping service and a Website at www.snaptv.com in exchange for a royalty of 2% of gross revenues received from Internet users in connection with commerce opportunities on the SnapTV Website. ValueVision's television home shopping network, currently called ValueVision, will be re-branded as SnapTV. The re-branding will be phased in during late 1999 and the first half of 2000. Xoom.com will become the exclusive direct electronic commerce partner for SnapTV, managing all such initiatives, including database management, e-mail marketing and other sales efforts. Direct online shopping offers will include Xoom.com products and services, as well as SnapTV merchandise. ValueVision and Xoom.com will share revenues from all such initiatives. ValueVision and SNAP will roll-out a new companion Internet shopping service, SnapTV.com--featuring online purchasing opportunities that spotlight products offered on-air along with online-only e-commerce opportunities offered by SnapTV and its merchant partners. In addition, SNAP will have the exclusive right to sell all Internet advertising on SnapTV.com and will retain 50% of the revenues generated from such advertising. The SnapTV.com online store will be featured prominently within Snap.com's shopping area. As part of the agreements, ValueVision and Xoom.com entered into a warrant purchase agreement whereby Xoom.com agreed to purchase a warrant for 404,760 shares of ValueVision common stock at an exercise price of $24.706, and ValueVision agreed to purchase a warrant for 244,004 shares of Xoom.com common stock at an exercise price of $40.983 per share. The warrants may be exercised at any time after the closing of the contribution agreement through September 12, 2004. In the event the transactions contemplated in the contribution agreement do not occur by December 31, 1999, the warrants will terminate. These rights and obligations of Xoom.com and SNAP will be assigned to and assumed by NBCi following consummation of the transactions contemplated in the merger agreement and the contribution agreement.


TECHNOLOGY AND INFRASTRUCTURE

    A critical part of NBCi's success will be its ability to successfully integrate the technology and infrastructure of Xoom.com, SNAP and the NBC contributed Internet properties in an efficient and effective manner. The infrastructure integration team is responsible for the integration of the hardware and software systems of the NBCi businesses. Xoom.com and SNAP currently use Exodus Communications, Inc. and Frontier Global Center to house their network servers and to provide and manage power and maintain the correct environment for their networking and server equipment. NBCi expects to continue to use the services of these companies, which will help avoid disruption and degradation in service to NBCi's Web sites. NBCi intends to standardize its network and mail platforms between its principal and satellite offices. In addition, NBCi will seek to standardize the hardware and software used by the various NBCi businesses by making purchases through a select group of vendors. NBCi does not presently expect to incur any material costs due to the consolidation of vendor and supplier relationships. NBCi will continue to strive to rapidly develop and deploy high-quality tools and features into its systems without interruption or degradation in service. In addition, NBCi will continue to upgrade and expand its server and networking infrastructure in an effort to ensure fast and reliable access to its Web sites.


    The separate technology and infrastructures of Xoom.com and SNAP are discussed on pages 145 and 182, respectively.


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
COMPETITION

    The market for Internet products and services is highly competitive with no substantial barriers to entry, except that the ability to secure financial resources necessary to promote brand awareness is increasingly becoming a barrier to entry in the market in which NBCi intends to compete. The market for NBCi's products and services continues to develop, is rapidly evolving and is characterized by an increasing number of market entrants with competing products and services. NBCi expects that competition will continue to intensify with brand name recognition becoming an increasingly important competitive factor. To achieve brand name recognition, Internet companies are consolidating a broad array of products and services under a single brand. For example, recently a number of significant acquisitions and strategic plans have been announced involving some of NBCi's competitors, including:

    - Disney's acquiring the remaining interest in Infoseek not already owned by Disney;

    - AOL's acquiring Netscape;

    - @Home Networks, a provider of high-speed Internet access serving the cable television infrastructure and the largest stockholder of which is AT&T, acquiring Excite;

    - Yahoo!'s acquiring GeoCities and Broadcast.com; and

    - CMGI's acquiring 83% of AltaVista.

    These acquisitions and proposed strategic relationships will result in more formidable competitors, some of whom are aligned with other media companies.

    A number of companies offer competitive products and services addressing many of NBCi's target markets. These companies include Yahoo! (including GeoCities and Broadcast.com), America Online (including AOL.com, Netcenter and
ICQ), Alta Vista, Excite@Home, Disney (including the Go Network, which is jointly operated with Infoseek), Lycos (including Hotbot and Tripod) and Microsoft (including msn.com). In addition, the NBCi businesses will compete directly with a great number of other Internet sites and other media companies across a wide range of different online services with advantages in expertise, brand recognition and other factors, including:

    - metasearch services and software applications that allow a user to search the databases of several directories and catalogs simultaneously;

    - database vendors that offer information search and retrieval capabilities with their core database products;

    - Web-based e-mail and instant messaging services either on a stand alone basis or integrated into other products and media properties;

    - online merchant hosting services and the entry of an increasing number of companies selling goods and services on the Internet;

    - online community Web sites such as Tripod, WhoWhere, GeoCities, theglobe.com and iVillage;

    - online content Web sites such as ESPN.com and ZDNet.com;

    - online local interactive content Web sites, such as Excite@Home's City Guides, Lycos City Guides, America Online's Digital City, Ticketmaster Online-CitySearch and Microsoft Sidewalk;

    - online video broadcast services, such as CNN VideoSelect, RealNetworks and FoxNews; and

    - potential new entrants in any one or all of these areas.


    The competitive products and services for each of the separate markets under which NBCi and the NBCi businesses will compete are described more fully on pages 145, 182 and 202.

    Many of NBCi's existing and potential competitors have significantly greater financial, technical and marketing resources than NBCi. NBCi may also be adversely affected by competition from licensees of its products and technology, and current and future advertisers, as well as from its current, future and former content providers. There can be no assurance that NBCi's competitors will not develop Internet products and services that are superior to those of NBCi or that achieve greater market acceptance than NBCi's offerings. Moreover, a number of NBCi's competitors, future advertising customers, licensees and licensors may establish similar relationships. In addition, because of NBC's relationships with its existing strategic partners including Microsoft and Dow Jones, NBCi, as an affiliate of NBC, will be restricted in significant respects in its ability to provide specific types of content and services on its Web sites, such as its ability to provide news, including business and sports news. These restrictions may limit NBCi's ability to compete for users by limiting the services it can offer to meet users' needs. NBCi also competes with online services and other Web site operators as well as traditional offline media such as print and television for a share of advertisers' total advertising budgets. There can be no assurance that NBCi will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on NBCi's business, results of operations and financial conditions. See "Risk Factors" on page 18.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    NBCi will view the technology of the NBCi businesses as proprietary and will try to protect it under existing United States and international laws relating to protection of intellectual property. NBCi intends to develop internal procedures to control access and dissemination of its proprietary information and will also use the existing policies and procedures of the NBCi businesses. Despite NBCi's precautions, third parties may succeed in misappropriating its intellectual property or independently developing similar intellectual property. Protecting NBCi's intellectual property against infringement could result in substantial legal and other costs and could divert NBCi's limited management resources and attention.

    Some of the technology that will be incorporated in the SNAP Web site is based on technology licensed from third parties. As NBCi introduces new services, it may need to license additional technology. If NBCi is unable to license needed technology on a timely basis and on commercially reasonable terms, it could experience delays and reductions in the quality of its services, all of which could adversely affect its business and results of operations. NBCi's reputation and the value of its proprietary information could also be adversely affected by actions of third parties to whom the NBCi businesses license their proprietary information and intellectual property. If someone asserts a claim relating to proprietary technology or information against NBCi or its subsidiaries, NBCi may seek licenses to such intellectual property. NBCi cannot assure you, however, that it could obtain these licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on NBCi's business and results of operations.

    Although NBCi does not believe the NBCi businesses infringe the proprietary rights of any third parties, it cannot assure you that third parties will not assert claims against it in the future. From time to time, the NBCi businesses have been subject to claims of alleged infringement of intellectual property rights of others on the basis of the actions of such businesses and the content generated by their members and users. These categories of claims, whether or not meritorious, could result in litigation and become a drain on NBCi's management and financial resources. If successful, claims of this nature could subject NBCi to liability, injunctive relief restricting its use of intellectual property important to its operations, and could ultimately cause NBCi to lose rights to some of its intellectual property. Any of these events could have a material adverse effect on NBCi's business and results of operations.

EFFECT ON NBCI IF THE TRANSACTIONS CONTEMPLATED BY THE CONTRIBUTION AGREEMENT DO
  NOT OCCUR



    The following information discusses the consequences to NBCi if the transactions contemplated by the merger agreement occur without the transactions contemplated by the contribution agreement occurring. This discussion is necessarily speculative in nature as the parties to the merger agreement and the contribution agreement cannot predict whether the stockholders of Xoom.com will approve either or both of the transactions.



    In general, if the transactions contemplated by the contribution agreement do not occur the surviving entity would:



    - consist of Xoom.com plus an 81% non-controlling interest in SNAP, which may be reduced to 40% and thereafter down to 25% if NBC Multimedia were to exercise its two options to purchase additional ownership interests in SNAP;



    - have significant influence over the operating and financing decisions of SNAP, but would not control SNAP because of the governance rights shared by the surviving entity and NBC;



    - not be affiliated with NBC other than through their shared ownership of SNAP;



    - not enter into an advertising agreement with NBC;



    - not have access to NBC's name, trademarks or the NBC contributed Internet properties; and



    - not have the right to use "NBC" in its name.



The proposed Class B Directors, including John F. Welch, Jr., would not serve as directors of the surviving entity and Robert C. Wright would not serve as its chairman of the board. In addition, the employees of SNAP would hold options in the surviving entity even though the surviving entity would not own a controlling interest in SNAP.



    Although Xoom.com has not developed a formal business plan that addresses the future operations of the surviving entity without the transactions contemplated by the contribution agreement occurring, it expects that the surviving entity would:



    - not be able to integrate fully the operations of Xoom.com and SNAP as fully as is currently contemplated, because the surviving entity would not hold a controlling interest in SNAP;



    - promote Xoom.com instead of SNAP as its primary consumer brand over a variety of media, but to a significantly lesser extent than that planned currently for NBCi;



    - seek to develop relationships with SNAP, including entering into operating agreements that would govern their strategic relationships; and



    - seek to increase its user base by offering leading edge Internet products and services, selectively developing vertical hubs, expanding broadband content available to users and expanding internationally.



    Xoom.com may in addition consider other possible strategic relationships with NBC in the future. Xoom.com expects that the surviving entity would have sufficient capital resources to fund its operations for the twelve months following the closing of the merger agreement. Thereafter, if cash generated from operations is insufficient to satisfy its liquidity requirements, the surviving entity may need to sell additional equity or debt securities or obtain other forms of financing.


LEGAL PROCEEDINGS


    As a newly formed company, NBCi is not subject to any pending or threatened litigation. NBCi's operations and financial performance, however, may be affected by pending litigation against Xoom.com and SNAP. See pages 146 and 183 and "Risk Factors" on page 18.

EMPLOYEES

    Upon consummation of the transactions, NBCi will have approximately 500 full-time employees, including 215 in sales and marketing, 195 in operating and product development and 90 in finance and administration. All of these individuals are currently employees of Xoom.com, SNAP and NBC and its affiliates. The future success of NBCi will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, NBCi will employ independent contractors to support its research and development, marketing, sales and support and administrative organizations. NBCi's employees are not covered by any collective bargaining agreement.

FACILITIES

    Upon consummation of the transactions, the current operations of SNAP and Xoom.com will be consolidated at Xoom.com's newly leased facilities in San Francisco, California, which will serve as NBCi's headquarters. NBCi will also employ some of the persons formerly employed by NBC Multimedia at NBC Multimedia's facilities. NBCi also intends to consolidate the East Coast operations of Xoom.com and SNAP into Xoom.com's office space in New York, New York.

DISCLOSURES ABOUT MARKET RISK

    NBCi's exposure to market risk is expected to be confined principally to its short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk. NBCi expects to invest in equity securities of privately held companies for business and strategic purposes. For investments in which no public market exists, NBCi's policy will be to regularly review the operating performance, recent financing transactions and cash flow forecasts for such companies in assessing the net realizable values of the securities of these companies. NBCi expects to identify and record impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired.

                   MANAGEMENT OF NBCI FOLLOWING TRANSACTIONS


    Upon the closing of the transaction, the authorized number of directors of NBCi will be thirteen. Initially, NBC shall have the right to designate six directors, each referred to as a "Class B Director", Xoom.com shall have the right to designate six directors, each referred to as a "Class A Director" and NBC and Xoom.com shall mutually agree on the designation of the thirteenth director, as described fully on pages 216 and 222. To date, the titles of the executive officers and key employees of NBCi have not been finally determined. The executive officers, directors and key employees of NBCi following the closing of the transactions and their respective ages as of August 31, 1999, are expected to be as follows:


EXECUTIVE OFFICERS AND DIRECTORS


NAME                                 AGE  POSITION
-----------------------------------  ---  ----------------------------------------------------------------------
Robert C. Wright...................  56   Chairman of the Board and Class B Director
Chris Kitze........................  40   Chief Executive Officer and Class A Director
John Harbottle.....................  45   Chief Financial Officer and Executive Vice President, Finance,
                                          Secretary and Treasurer
Diane Cordova......................  38   Vice President, Human Resources
Jeffrey Ballowe....................  43   Class A Director
Robert C. Harris, Jr...............  53   Class A Director
James Heffernan....................  58   Class A Director
Michael M. Lynton..................  39   Class A Director
L. Lowry Mays......................  63   Class A Director
Philip Schlein.....................  65   Class A Director
Mark W. Begor......................  41   Class B Director
Gary M. Reiner.....................  45   Class B Director
Scott M. Sassa.....................  40   Class B Director
John F. Welch, Jr..................  63   Class B Director
Martin J. Yudkovitz................  45   Class B Director


KEY EMPLOYEES

NAME                                 AGE  POSITION
-----------------------------------  ---  ----------------------------------------------------------------------
Shawn Hardin.......................  37   Executive Vice President, Product and Executive Producer
Andrew Hyde........................  41   Senior Vice President, Finance
Kenneth S. Norton..................  28   Chief Technology Officer
Edmond P. Sanctis..................  37   Executive Vice President and General Manager of Broadband
Marc Sznajderman...................  33   Vice President, Corporate Development

    ROBERT C. WRIGHT has been the President and Chief Executive Officer of NBC since September 1986. Prior to joining NBC, Mr. Wright was President of General Electric Financial Services from April 1984 to August 1986, head of GE's housewares and audio division from May 1983 to April 1984, and President of Cox Cable Communications from January 1980 to April 1983. Mr. Wright serves on the Board of Directors of the Motion Picture and Television Fund Corporation and the Board of Trustees of the Museum of Television and Radio and the American Film Institute, and is an honorary trustee of the Foundation of American Women in Radio and Television. Mr. Wright received his A.B. from the College of the Holy Cross and his L.L.B. from the University of Virginia School of Law.

    CHRIS KITZE has been a director and president of NBCi since May 1999. Mr. Kitze co-founded Xoom.com and has served as Chairman of the Board since that time and Secretary since that time until April 1999. Since December 1996, Mr. Kitze has been an independent investor. From April 1996 until December 1996, Mr. Kitze also served as Xoom.com's President and Chief Executive Officer. In June 1995, Mr. Kitze co-founded Point Communications Corporation, a Web directory company, which was acquired by Lycos in October 1995, after which Mr. Kitze served as Lycos' Vice President of Marketing until June 1996. From June 1994 until June 1995, Mr. Kitze served as Publisher at Softkey International, now The Learning Company. In September 1991, Mr. Kitze co-founded Aris Entertainment, a CD-ROM publishing company and served as its President until June 1994. Mr. Kitze holds a B.S. in Chemical Engineering from the University of Colorado.

    JOHN HARBOTTLE has served as NBCi's Executive Vice President, Finance, Chief Financial Officer, Secretary and Treasurer since August 1999 and as Xoom.com's Vice President, Finance and Chief Financial Officer since August 1998 and as Xoom.com's Secretary since April 1999. From February 1996 to February 1998, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of Mastering Computers, Inc., an information technology training and CBT software development and manufacturing company, and then worked as an independent consultant for Mastering Computers, Inc. from February to July 1998. From October 1994 to February 1996, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of Zenger-Miller, an international management/leadership training, consulting and education company. From January 1992 to October 1994, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of IFS, an international consumer products and direct marketing company. Mr. Harbottle is a director of WebSoftware Corporation. Mr. Harbottle holds a B.S. in Business Administration from the University of California, Berkeley.

    DIANE CORDOVA has served as Vice President of Human Resources of SNAP since September 1998. From April 1997 to September 1998, Ms. Cordova served as Director of Human Resources for Imagine Media, Inc., a publisher of interactive entertainment and technology magazines and websites. Beginning in April 1992 until April 1997, Ms. Cordova served as Senior Manager of Human Resources for Xerox Corp., where she was a founding member of a startup division spun out of Xerox's Palo Alto Research Center. From 1990 until she joined Xerox, Ms. Cordova was the Senior Human Resources Manager at Conner Peripherals, a hard disk drive manufacturer in San Jose, California.

    JEFFREY BALLOWE has served as a director of Xoom.com since July 1998. Mr. Ballowe retired at the end of 1997 from Ziff-Davis, where during his 11 years at the company he was instrumental in transforming Ziff-Davis from a U.S. magazine publisher to an international, integrated media company. Aside from serving in magazine publishing roles including Publisher of PC Magazine, Mr. Ballowe held a number of corporate posts in which he was responsible for establishing Ziff-Davis European operations, managing Ziff-Davis' largest magazine group, launching the company's Internet publications, creating ZDNet, and launching ZDTV. At his retirement he was President, Interactive Media and Development Group, in charge of Ziff-Davis' Internet publications, ZDNet, ZDTV, and all development at the company. His development activities included spearheading Ziff-Davis' and Softbank's investments in Yahoo!, USWeb Corporation, where he served as a founding director), Gamespot, and Herring Communications. Prior to his work at Ziff-Davis, Mr. Ballowe worked as a marketing executive at various technology and marketing services companies. Currently Mr. Ballowe is Chairman of Deja News and serves on the boards of drkoop.com, VerticalNet and ZDTV. He received a bachelor's degree from Lawrence University, a master's degree in French from the University of Wisconsin- Madison, and an M.B.A. from the University of Chicago.

    ROBERT C. HARRIS, JR. has served as a director of Xoom.com since August 1998. Mr. Harris is a Senior Managing Director at Bear, Stearns & Co. Inc. From 1989 to October 1997, he was a co-founder and Managing Director of Unterberg Harris. From 1984 to 1989, he was a General Partner, Managing Director and Director of Alex. Brown & Sons Inc. Mr. Harris is also a director of MDSI

Mobile Data Solutions, Inc. and SoftNet Systems, Inc. Mr. Harris holds a B.S. and M.B.A. from the University of California at Berkeley.

    JAMES HEFFERNAN has served as a director of Xoom.com since June 1998. Mr. Heffernan co-founded USWeb Corporation, an Internet professional services company, in December 1995 and served as its Executive Vice President, Chief Financial Officer, Secretary and as a director until May 1998. From May 1993 to July 1994, he worked as an independent consultant and then joined Interlink Computer Sciences, Inc. in July 1994 as Chief Financial Officer, where he served until December 1995. From March 1992 to May 1993, Mr. Heffernan served as Chief Financial Officer and Chief Operating Officer of Serius. Mr. Heffernan has also served as an officer of several other technology companies, including Software Publishing Corp., Zital Inc. and Measurex Corp. Mr. Heffernan is a director of Savoir Technology Group, Inc. Mr. Heffernan has a B.S. in Business and an M.B.A. from Santa Clara University.


    MICHAEL M. LYNTON has been the Chairman and Chief Executive Officer of the Penguin Group since 1996. From 1987 to 1996, at The Walt Disney Company, Mr. Lynton was President of Hollywood Pictures and President of Disney Publishing--Magazines and Books. Mr. Lynton is a director of Marvel Enterprises, Inc. and of Telebanc Financial Corporation. Mr. Lynton received an A.B. in History and Literature from Harvard, and an M.B.A. from Harvard Business School. Mr. Lynton is the unaffiliated director jointly nominated by NBC and Xoom.com.



    L. LOWRY MAYS has served as a director of Xoom.com since October 1999. In 1972, Mr. Mays founded Clear Channel Communications, a diversified media company, and has served as its Chairman, Chief Executive Officer and a director since 1972. From 1972 to February 1997 Mr. Mays served as the President of Clear Channel Communications. Mr. Mays has a B.S. from Texas A&M University and an M.B.A. from Harvard.



    PHILIP SCHLEIN has served as a director of Xoom.com since July 1998. Since April 1985, Mr. Schlein has been a general partner of U.S. VenturePartners, a venture capital firm specializing in retail and consumer products companies. From January 1974 to January 1985, Mr. Schlein served as President and Chief Executive Officer of Macy's California, a division of R. H. Macy & Co., Inc., a department store chain. Mr. Schlein also serves on the board of directors of Ross Stores, Inc., BEBE, QRS Corporation and Burnham Pacific Properties, Inc. Mr. Schlein holds a B.S. in Economics from the University of Pennsylvania.


    MARK W. BEGOR has been Executive Vice President and Chief Financial Officer of NBC since April 1998, with responsibility for NBC's global finance, accounting, tax and information technology activities. Mr. Begor began his career with GE in 1980, holding various financial positions in GE and GE Plastics, including Manager-Finance and Business Development for GE Plastics Pacific in Singapore, before being named General Manager of GE Plastics' Global Sourcing and Petrochemicals operations in October 1993. From August 1995 to March 1998, Mr. Begor served as GE's Manager of Investor Communications and was appointed a corporate officer of GE in December 1996. Mr. Begor is a member of the board of managers of SNAP. Mr. Begor received his B.S. from Syracuse University and his M.B.A. from Rennselaer Polytechnic Institute.

    GARY M. REINER is Senior Vice President and Chief Information Officer of GE. Mr. Reiner joined GE in 1991 as Vice President-Corporate Business Development, and assumed his current position in April 1996. Mr. Reiner leads GE's information technology efforts. Mr. Reiner received his B.A. from Harvard and earned an M.B.A. from Harvard Business School.

    SCOTT M. SASSA has been President, NBC West Coast, since May 1999. Mr. Sassa joined NBC in September 1997 as President of its Television Stations Division, and was promoted to President of NBC Entertainment in October 1998. From November 1996 to August 1997, Mr. Sassa was President and Chief Operating Officer of Andrews Group, a unit of MacAndrews & Forbes Holding Co., and was

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
also Chief Executive Officer of Marvel Entertainment. Prior to joining Andrews Group, Mr. Sassa was President of Turner Entertainment Group, a division of Turner Broadcasting System, from September 1990 to November 1996. Mr. Sassa is a member of the board of managers of SNAP.

    JOHN F. WELCH, JR. has been Chairman of the Board and Chief Executive Officer of GE since 1981. A 1957 graduate of the University of Massachusetts with M.S. and Ph.D. degrees from the University of Illinois, Mr. Welch joined GE in 1960. Following managerial assignments in the plastics, chemical and metallurgical businesses, he was elected a Vice President in 1972. In 1973, he was named Vice President and Group Executive of the Components and Materials Group. He became a Senior Vice President and Sector Executive of the Consumer Products and Services Sector in 1977, and was elected a vice chairman and named an executive officer of GE in 1979.

    MARTIN J. YUDKOVITZ has been President of NBC Interactive Media since December 1995. Mr. Yudkovitz is responsible for developing NBC's new media strategy and managing NBC's interactive operations. From December 1993 to December 1995, Mr. Yudkovitz served as Senior Vice President of NBC Multimedia, and in addition was appointed Senior Vice President of Strategic Development of NBC in March 1993. He has also served as General Counsel and Vice President for Business Affairs of CNBC. Mr. Yudkovitz joined NBC in 1984. Mr. Yudkovitz is a director of iVillage, Inc. and Talk City, Inc., as well as a member of the board of managers of SNAP. Mr. Yudkovitz holds a B.A. from Rutgers University and received his J.D. from Columbia Law School.

    SHAWN HARDIN has served as Senior Vice President of SNAP since July 1998. Beginning in July 1996 until June 1998, Mr. Hardin served as the Vice President and Executive Producer of NBC Multimedia, Inc., a wholly owned subsidiary responsible for NBC's Internet and new technology operations. Prior to this, from July 1995 to June 1996, he served as Creative Director of NBC Multimedia, Inc. From July 1994 to June 1995, Mr. Hardin was the Supervising Producer and Creative Director of a technology and programming division at NBC known as NBC-2000. Prior to joining NBC, Mr. Hardin operated his own business where he worked on more than seventy productions including features, shorts, commercials, music videos and a variety of Interactive Media projects. Mr. Hardin has a B.A. from the University of Southern California, School of Cinema/Television. In January 1995, Mr. Hardin filed for personal bankruptcy resulting from personal debt incurred through financing multiple film and video projects.

    ANDREW P. HYDE has served as Chief Financial Officer of SNAP since August 1998. From June 1994 to July 1998, Mr. Hyde served as Vice President and Chief Financial Officer at MiTek, Inc., a global supplier of custom CAD/CAM software, engineering services and machinery. Beginning in 1979 until May 1994, Mr. Hyde held various positions in financial management at GE, including Manager of Finance for GE Lighting Systems and Program Manager of Finance Education for GE Corporate Management Development. Mr. Hyde holds a B.A. in Economics and Business Administration from Principia College and an M.B.A. from Columbia University.

    KENNETH S. NORTON has served as Vice President of Technology of SNAP since August 1998. From July 1996 to August 1998, Mr. Norton was Director of Software Engineering at CNET where he was the original chief architect of the Snap.com service and the lead designer of the SnapLENS architecture. Beginning in November 1993 until January 1996, Mr. Norton developed transaction-processing software at Softbank Services Group, a high technology outsourcing company. He sits on the Advisory Committee of the World Wide Web Consortium and is a member of the Association for Computing Machinery and the Institute of Electrical and Electronics Engineers. Mr. Norton has a B.A. with honors from Boston University and is certified as a Project Management Professional by the Project Management Institute.

    EDMOND P. SANCTIS has served as Chief Operating Officer of SNAP since July 1998. From 1996 to July 1998, Mr. Sanctis was Senior Vice President and General Manager of NBC Multimedia, Inc., a

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
wholly owned subsidiary responsible for NBC's Internet and new technology operations. From 1993 to 1996, Mr. Sanctis held various management positions at NBC, including General Manager of NBC Digital Productions and Manager of Cable and Business Development. Mr. Sanctis has also been a Communications Associate for Sony USA and previously worked as a television news reporter. Mr. Sanctis holds a B.S. in Journalism from the University of Maryland and an M.B.A. from Columbia University.

    MARC SZNAJDERMAN has served as Xoom.com's Vice President, Corporate Development since December 1998. From August 1993 until November 1998, Mr. Sznajderman served as a member of the Investment Banking Division of Bear, Stearns & Co., Inc., most recently as Vice President. Prior to joining Bear Stearns, Mr. Sznajderman served as Vice President of Business Development for Qantix Corporation, a manufacturer and marketer of computer accessories, from August 1991 until June 1993. From August 1989 until July 1991, Mr. Sznajderman was a member of the Investment Banking Division of Goldman, Sachs & Co. Mr. Sznajderman holds a B.S. in Finance from Syracuse University and a Masters in Management from the J.L. Kellogg Graduate School of Management at Northwestern University.

    Subject to the terms of NBCi's restated certificate of incorporation, all directors hold office until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors.

BOARD COMMITTEES

    The board of directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which will consist of James Heffernan, Philip Schlein, Mark Begor and Scott Sassa, recommends the selection of independent public accountants to the board of directors of NBCi, reviews the scope and results of the audit and other services provided by NBCi's independent accountants, and reviews NBCi's accounting practices and systems of internal accounting controls.

    The Compensation Committee, which will consist of James Heffernan and Mark Begor, reviews and approves the salaries, bonuses and other compensation payable to NBCi's executive officers and administers and makes recommendations concerning NBCi's employee benefit plans.

DIRECTOR COMPENSATION

    At the present time, NBCi's directors receive no cash compensation for their services as board members or committee members and NBCi does not reimburse them for expenses incurred in connection with attending board and committee meetings.

                          NBCI EXECUTIVE COMPENSATION

    None of the executive officers or directors of NBCi received any annual or long term compensation from NBCi during the last fiscal year.

STOCK INCENTIVE PLAN


    The material terms of the stock incentive plan are described beginning on page 99.


401(k) PLAN

    Each of Xoom.com and SNAP has a 401(k) plan, pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Neither plan provides for a matching contribution from the employer. Both of the 401(k) plans are intended to qualify under Section 401 of the Internal Revenue Code so that contributions to the 401(k) plan, and income earned on plan contributions, are

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
not taxed until withdrawn from the 401(k) plan. Initially after the transaction, each of Xoom.com and SNAP will keep its 401(k) plan in place. NBCi may consolidate the two plans into a single plan for the combined group of companies. No such change will reduce benefits earned prior to the effective date of the change.

WELFARE BENEFIT PLANS

    Each of Xoom.com and SNAP maintains a comprehensive program of health, dental, vision care, disability and life insurance for its employees. Generally, participation in these plans is available to all full-time employees after a qualification period. Initially after the transaction each of Xoom.com and SNAP will keep its welfare benefit plans in place. NBCi may consolidate the plans into a single plan for the combined group of companies. No decision has been made as to the terms and form of such combined plans.

                           NBCI CERTAIN TRANSACTIONS

    Some of NBCi's directors, executive officers and affiliates have entered into stock purchase transactions with Xoom.com, as follows:

    - Following Xoom.com's incorporation, Chris Kitze, one of Xoom.com's founders, purchased 333,334 shares of common stock of Xoom.com for cash at a price of $0.0003 per share, resulting in aggregate proceeds to Xoom.com of $100. In connection with this transaction, Xoom.com entered into a stockholders' agreement with Mr. Kitze. This stockholders' agreement was terminated on February 10, 1998.

    - Pursuant to a common stock purchase agreement dated December 31, 1996, Mr. Kitze purchased 2,333,334 shares of common stock of Xoom.com in exchange for the cancellation of promissory notes in the amount of $700,000.

    - Pursuant to a common stock purchase agreements dated February 13, 1997 and November 23, 1997, Flying Disc purchased 1,333,336 and 94,445 shares of common stock of Xoom.com, respectively, from Xoom.com for cash at $0.45 and $0.90 per share, respectively, resulting in aggregate proceeds to Xoom.com of approximately $685,000.

    - Flying Disc purchased an additional 108,228 shares of common stock of Xoom.com in February 1998 pursuant to a common stock purchase agreement for cash at a price of $2.31 per share.

    - Under a common stock and warrant purchase agreement dated as of April 25, 1998, Flying Disc purchased 30,030 shares of common stock of Xoom.com for cash at a price of $3.33 per share along with a warrant to purchase an additional 6,006 shares at $3.33 per share, resulting in aggregate proceeds to Xoom.com of approximately $100,000.

    All of the warrants described above were exercised before the completion of Xoom.com's initial public offering.

    Xoom.com entered into a consulting agreement, dated May 15, 1998, with James
J. Heffernan, one of NBCi's and Xoom.com's outside directors. This agreement will terminate on November 15, 1999. The agreement provides for Mr. Heffernan to receive options to buy 16,667 shares of common stock of Xoom.com at an exercise price of $3.33 per share and monthly compensation of $10,000, paid in the form of common stock. Mr. Heffernan was granted stock options to buy an additional 16,667 shares of common stock of Xoom.com at an exercise price of $3.33 per share upon completion of Xoom.com's initial public offering. In addition, Mr. Heffernan was entitled to a finder's fee, payable in shares of common stock of Xoom.com, of 5% of any investment he secured on Xoom.com's behalf between

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
May 15, 1998 and June 30, 1998. Under this arrangement, Mr. Heffernan received 50,203 shares of common stock of Xoom.com.

    On July 28, 1998, Jeffrey Ballowe, one of NBCi's and Xoom.com's outside directors, entered into a letter agreement with Xoom.com, which was amended as of December 2, 1998. Under this letter agreement, as amended, Mr. Ballowe agreed to serve as a member of the board of directors of Xoom.com. The letter agreement provides for compensation in the form of options to buy 23,334 shares of common stock of Xoom.com at an exercise price of $6.75 per share, which will vest monthly over a two year period or immediately upon a sale of Xoom.com. Mr. Ballowe also receives a monthly fee of $10,000 as compensation for his service as a director of Xoom.com. This fee is payable in shares of common stock based upon the stock's closing price on the last trading day of the month. Mr. Ballowe also receives compensation equal to 5% of all funds he raises for Xoom.com, payable in common stock. Mr. Ballowe's agreement has a term of 18 months.

    On July 28, 1998, Philip Schlein, one of NBCi's and Xoom.com's outside directors, entered into a letter agreement with Xoom.com, which was amended as of December 2, 1998. Under this letter agreement, as amended, Mr. Schlein agreed to serve as a member of the board of directors of Xoom.com. The letter agreement provides for compensation in the form of options to buy 23,333 shares of common stock of Xoom.com at an exercise price of $6.75 per share, which will vest monthly over a two year period or immediately upon a sale of Xoom.com. Mr. Schlein also receives a monthly fee of $10,000 payable in cash or in common stock of Xoom.com, at Mr. Schlein's option, as compensation for his service as a director of Xoom.com. Mr. Schlein's agreement has a term of 18 months.

    On July 28, 1998, Robert Harris, one of NBCi's and Xoom.com's outside directors, entered into a letter agreement with Xoom.com, which was amended as of December 2, 1998. Under this letter agreement, as amended, Mr. Harris agreed to serve as a member of the board of directors of Xoom.com. The letter agreement provides for compensation in the form of options to buy 23,334 shares of common stock of Xoom.com at an exercise price of $6.75 per share, which will vest monthly over a two year period or immediately upon a sale of Xoom.com. Mr. Harris also receives a monthly fee of $10,000 payable in cash or in common stock of Xoom.com, at Mr. Harris' option, as compensation for his service as a director of Xoom.com. Mr. Harris' agreement has a term of 18 months.

    On August 4, 1998, John Harbottle, Xoom.com's chief financial officer, entered into an employment agreement with Xoom.com. The employment agreement provides for an annual salary of $144,000. Mr. Harbottle is also eligible for a discretionary quarterly bonus of up to $10,000. Should Xoom.com terminate Mr. Harbottle without Cause, as defined in the agreement, Xoom.com must provide Mr. Harbottle 180 days' advance written notice. Xoom.com may, in its discretion, terminate Mr. Harbottle's employment at any time prior to the end of this notice period, provided Xoom.com pays Mr. Harbottle an amount equal to his base compensation plus any benefits Mr. Harbottle would have earned through the balance of the notice period. If Xoom.com exercises its right to terminate Mr. Harbottle without Cause, Mr. Harbottle shall be immediately entitled to exercise 100% of any stock options Xoom.com has granted to him that had not previously vested. Mr. Harbottle may exercise his vested stock options for a four month period from the date Xoom.com notifies him of its intention to terminate his employment.

    Should Xoom.com terminate Mr. Harbottle for Cause, Xoom.com must pay Mr. Harbottle all compensation due on the date of termination. In the event of a change in control or corporate transaction, as defined in the agreement, as a result of which Mr. Harbottle's employment with Xoom.com is involuntarily terminated, with or without cause, Mr. Harbottle will be entitled to payment of an amount equal to 6 months' base compensation plus benefits, and all stock options Xoom.com previously granted to Mr. Harbottle will immediately become fully vested and exercisable.

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
    Under the terms of his agreement, Mr. Harbottle may terminate his employment with Xoom.com at any time for any reason by providing Xoom.com with thirty days' advance written notice. Should Mr. Harbottle's employment with Xoom.com terminate for any reason, the agreement further provides that Mr. Harbottle: (A) will not use any of Xoom.com's proprietary information without Xoom.com's prior written consent; (B) will not use any confidential information to compete against Xoom.com or any of Xoom.com's employees; and (C) will not, for one year following termination, solicit any of Xoom.com's customers or employees.

    Pursuant to a letter agreement entered into prior to Mr. Harbottle's employment agreement, Xoom.com granted Mr. Harbottle options to purchase up to 86,667 shares of common stock of Xoom.com at a per share exercise price of $6.75 and options to purchase up to 20,000 shares of common stock of Xoom.com at a per share exercise price of $12.00. In December 1998, Xoom.com granted Mr. Harbottle options to purchase up to 46,667 shares of common stock at a per share exercise price of $14.00. In May 1999, Xoom.com granted Mr. Harbottle options to purchase up to 31,792 shares of common stock at a per share exercise price of $45.50. In September 1999, Xoom.com granted Mr. Harbottle options to purchase up to 90,000 shares of common stock at a per share exercise price of $35.9375 per share.

    NBCi intends to enter, and Xoom.com has entered, into indemnification agreements with its respective directors and officers.

    Xoom.com entered into a content license agreement dated February 22, 1998, with Classic Media Holdings, whereby Xoom.com was granted non-exclusive, perpetual, world-wide licensing rights in connection with Classic Media Holdings' library of public domain movies. As consideration for the license, Xoom.com issued 43,290 shares of its common stock to Classic Media Holdings' principals. Mr. Kitze is a principal of Classic Media Holdings.

    Mr. Kitze and Flying Disc, of which Mr. Kitze serves as general partner, entered into a voting agreement dated May 9, 1999 with NBC and CNET. Under the terms of the voting agreement, Mr. Kitze and Flying Disc agreed to vote all 3,350,680 shares of Xoom.com common stock they beneficially own to approve the adoption of the merger agreement and to approve Xoom.com's adoption of the contribution agreement.

    In August 1999, Mr. Ballowe, Mr. Schlein, Mr. Harris and Mr. Heffernan each received options to purchase up to 25,000 shares of common stock of Xoom.com at a per share exercise price of $30.19. The options vest at a rate of 1/36 per month over 36 months.

    From September 1998 through August 1999, Diane Cordova, vice president of human resources of SNAP, received options to purchase an aggregate amount of 75,000 units of SNAP at an exercise ranging from $7.79 to $30.19 per unit. The options generally vest on a monthly basis over a period of three to four years.

    On September 13, 1999, Xoom.com and SNAP entered into a strategic alliance with ValueVision, a company in which an affiliate of NBC owns a 38.1% ownership interest. The terms of the strategic alliance were negotiated at arms length and are described on page 120.


    On October 18, 1999, as consideration for agreeing to serve on Xoom.com's board of directors, L. Lowry Mays was granted an option to purchase 25,000 shares of common stock of Xoom.com at an exercise price of $54.875 per share. The options vest monthly over a three year period. In June 1999, Xoom.com entered into an agreement with Clear Channel Broadcasting, Inc., a subsidiary of Clear Channel Communications. Mr. Mays is the chief executive officer, chairman of the board and a director of Clear Channel Communications. The terms of the agreement with Clear Channel Broadcasting are described on page 142 and Mr. Mays was not affiliated with Xoom.com at the time the agreement was entered into.


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
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF XOOM.COM AND NBCI


    The following table sets forth information known to Xoom.com with respect to the beneficial ownership of Xoom.com common stock as of October 6, 1999 by:


    - each person known to Xoom.com to own beneficially more than 5% of the outstanding shares of Xoom.com common stock,

    - each director or director nominee of Xoom.com,

    - the chief executive officer of Xoom.com and Xoom.com's three other most highly compensated executive officers whose aggregate salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 1998 and

    - all directors and executive officers of Xoom.com as a group.

    The following table also sets forth, on a pro forma basis, the beneficial ownership of NBCi common stock following the consummation of the transactions by:

    - each person known to NBCi who will own beneficially more than 5% of the outstanding shares of NBCi common stock,

    - each director or director nominee of NBCi,

    - the chief executive officer of NBCi and

    - all directors and executive officers of NBCi as a group.


                                                              XOOM.COM                     NBCI (PRO FORMA)
                                                   -------------------------------  -------------------------------
                                                    NUMBER OF SHARES                 NUMBER OF SHARES
                                                      BENEFICIALLY                     BENEFICIALLY
                                                        HELD(1)        PERCENTAGE        HELD(2)        PERCENTAGE
                                                   ------------------  -----------  ------------------  -----------
NBC(3)...........................................          960,028            4.7%        24,550,708          47.3%
CNET(4)..........................................               --             --          7,147,584          13.8%
Chris Kitze(5)...................................        3,350,680           16.4%         3,350,680           6.5%
Naveen Jain(6)...................................          562,162            2.8%                --            --
Bob Ellis(7).....................................          431,116            2.1%                --            --
Laurent Massa(8).................................          186,366              *                 --            --
James J. Heffernan(9)............................          136,846              *            137,540             *
Alicia Molnar(10)................................           84,487              *                 --            --
Janine Popick(11)................................           54,330              *                 --            --
Jeffrey Ballowe(12)..............................           23,854              *             32,327             *
Robert C. Harris, Jr.(13)........................           23,002              *             31,475             *
Philip Schlein(14)...............................           12,215              *             20,688             *
L. Lowry Mays(15)................................               --             --              1,389             *
Michael Lynton...................................               --             --                 --            --
Mark W. Begor....................................               --             --                 --            --
Gary M. Reiner...................................               --             --                 --            --
Scott M. Sassa...................................               --             --                 --            --
John F. Welch, Jr................................               --             --                 --            --
Robert C. Wright.................................               --             --                 --            --
Martin J. Yudkovitz..............................               --             --                 --            --
All executive officers and directors as a group
  (Xoom.com--14 persons)(16)
  (NBCi--15 persons)(17).........................        4,467,803           21.3%         3,717,270           7.1%


------------------------

*   Less than 1%.


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Xoom.com common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 6, 1999 and


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

    warrants to purchase shares of common stock that are exercisable within 60 days of October 6, 1999 are deemed outstanding. Percentage of beneficial ownership is based upon shares of 20,462,775 Xoom.com common stock outstanding on August 31, 1999. To Xoom.com's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has a sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each director, executive officer and 5% stockholder in this table is as follows: c/o Xoom.com, Inc., 300 Montgomery Street, Suite 300, San Francisco, California 94104.



(2) The beneficial ownership table for NBCi assumes that (1) the transactions contemplated by the merger agreement and the contribution agreement are consummated on October 31, 1999 and (2) each share of Xoom.com common stock will be converted into one share of NBCi Class A common stock upon the consummation of the transactions. The number of shares of NBCi Class A common stock subject to options for each person (A) assumes the acceleration of the vesting provisions for stock options in accordance with the contribution agreement, (B) assumes the conversion of shares of Xoom.com common stock or units of SNAP into shares of NBCi Class A common stock in accordance with the merger agreement, and (C) includes ownership of that person of shares of NBCi common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 31, 1999. Percentage of beneficial ownership of NBCi common stock is based upon 51,916,180 shares of NBCi common stock estimated to be outstanding upon the closing of the transactions. To NBCi's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the NBCi beneficial ownership table is expected to have sole voting and investment power with respect to the shares set forth opposite such person's name.


(3) Includes 960,028 shares of Xoom.com common stock purchased by NBC under the stock purchase agreement dated June 11, 1999. The address of NBC is 30 Rockfeller Plaza, New York, New York 10012.

(4) The address of CNET is 150 Chestnut Street, San Francisco, California 94111.

(5) Includes 3,350,680 shares of Xoom.com common stock held by Flying Disc, of which Mr. Kitze is a general partner. Mr. Kitze may be deemed to be the beneficial owner of the shares held by Flying Disc.

(6) Includes 28,829 shares of Xoom.com common stock held by Internet Ventures. Mr. Jain is the managing member of Internet Ventures and may be deemed to be the beneficial owner of the shares held by Internet Ventures.


(7) Includes 420,423 shares of Xoom.com common stock held by the Robert A. Ellis Revocable Trust. Also includes options exercisable for 10,693 shares of Xoom.com common stock.



(8) Includes options exercisable for 186,366 shares of Xoom.com common stock.



(9) Includes options exercisable for 4,166 shares of Xoom.com common stock and options to purchase 4,861 shares of NBCi Class A common stock. Also includes 128,679 shares of Xoom.com common stock held by the Heffernan Family Trust. Mr. Heffernan may be deemed to be the beneficial owner of the shares and warrants to purchase shares of common stock held by the Heffernan LLC and the Heffernan Family Trust. Also includes 4,000 shares of Xoom.com common stock held by Sandra Heffernan, who is Mr. Heffernan's wife.



(10) Includes options exercisable for 84,487 shares of Xoom.com common stock.



(11) Includes options exercisable for 54,330 shares of Xoom.com common stock.



(12) Includes options exercisable for 2,638 shares of Xoom.com common stock and options to purchase 11,111 shares of NBCi Class A common stock.



(13) Includes options exercisable for 17,638 shares of Xoom.com common stock and options to purchase 26,111 shares of NBCi Class A common stock.



(14) Includes options exercisable for 10,833 shares of Xoom.com common stock and options to purchase 19,306 shares of NBCi Class A common stock.



(15) Includes options to purchase 1,389 shares of NBCi Class A common stock.



(16) Includes options to purchase 500,816 shares of Xoom.com common stock.



(17) Includes options to purchase 196,949 shares of NBCi Class A common stock.

                               XOOM.COM BUSINESS

OVERVIEW

    Xoom.com is one of the fastest growing community based Web sites based on the percentage increase in reach among home and work users. Xoom.com attracts members to its community site with a variety of free services, including homepages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters, online greeting cards and media storage. Xoom.com's members can also join topical communities where they can exchange ideas and information. Members may also enter specialized forums such as Investor Place, Women's Circle or Health & Fitness, where they can gain access to professional content and special product and service offers available only on Xoom.com's Web site. Upon registration, members agree to receive periodic offers of products and services via e-mail. These competitively priced and continuously updated offers include computer software, computer accessories and peripherals, consumer electronics, clip art on CD-ROM and collectible items. In addition, Xoom.com offers services such as a travel club, long distance telephone services and a DVD club. Xoom.com's new offerings will include services such as home and auto insurance, wireless telecommunications services and membership clubs, and products such as magazine subscriptions, appliances, games, photography supplies and gardening tools, among others. Xoom.com believes that its rapidly growing base of self-qualified members provides it with highly attractive e-commerce opportunities. In addition, Xoom.com believes that its high levels of traffic and the number of unique users that visit its site or affiliated sites on which Xoom.com offers services on a monthly basis present an attractive platform for advertising.

    According to Media Metrix, Xoom.com was the seventeenth most visited site on the Internet in July 1999, and its reach among home and work users increased to 13.8% in July 1999 from less than 3% in January 1998. In June 1999, the Xoom.com site and Xoom.com's network of chat rooms and page counters had a total reach among home and work users of 31.3%, according to Media Metrix. Xoom.com had approximately 9.8 million members as of August 30, 1999, adding an average of approximately 24,000 new members per day for the last 30 days. Xoom.com believes that its ability to achieve a high level of reach and membership with minimal investment gives it a significant advantage as its e-commerce and advertising businesses expand. In the quarter ended June 30, 1999, Xoom.com delivered approximately 50% of its net revenue from e-commerce and approximately 13% of net revenue from non-U.S. sales. E-commerce revenue consists of the sale of products and services over the Internet, net of returns and inclusive of outbound shipping and handling fees. Quarterly net revenue increased from approximately $1.7 million in the second quarter of 1998 to $6.5 million in the second quarter of 1999, representing compound quarterly sales growth of approximately 40%. Quarterly net losses were approximately $2.3 million and $6.7 million in the second quarter of 1998 and 1999, respectively.

COMMUNITY AND E-COMMERCE INDUSTRY BACKGROUND

    THE GROWTH OF ONLINE COMMUNITIES AND OTHER FREE INTERNET SERVICES

    Traditional use of the Web has consisted largely of one-way communications in which users "surf" and view different Web sites containing professionally-created content on topics of general interest such as news, sports and weather. However, there is a growing demand for online community sites where users can publish content and engage in community activities including home page building, chat and discussion forums. In addition, many users are interested in gaining access to other free services for entertainment, such as interactive games or streaming video, or for their utility to the end user, such as e-mail or greeting cards. Online communities provide a medium for such access and interaction. Communities generate significant volumes of traffic, as visitors tend to return to those sites where they have established an online presence or have become familiar with the services. According to statistics

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published by Media Metrix, online community sites have recently been one of the fastest growing sectors of the Web.

    COMMUNITY, E-COMMERCE AND ADVERTISING

    The growing adoption of the Web represents a significant opportunity for businesses to conduct commerce over the Internet. The Internet allows companies to develop one-to-one relationships with customers worldwide without making significant investments in traditional infrastructure such as retail outlets, distribution networks and sales personnel. The Internet is an increasingly significant global medium for e-commerce. According to IDC, transactions on the Internet are expected to increase from approximately $32 billion in 1998 to approximately $426 billion in 2002, with the number of users that are buyers of products and services rising from 26% to 40% in the same period.

    Increases in consumer purchases on the Internet are expected to be a significant factor in the growth of e-commerce. Online shopping is a shopping experience that offers convenience to the shopper. An online consumer's ability to comparison shop is greatly enhanced by the ability to access multiple retailers via the Internet. Products commonly sold on the Internet included items such as software, books, music CDs, videocassettes and airline tickets. More recently, as Internet usage and familiarity has increased, businesses have begun selling specialty retail products, service items and large ticket household consumer goods.

    According to Forrester Research, total online retail sales in the U.S. are expected to increase from $7.8 billion in 1998 to $108 billion in 2003. Forrester Research also projects that the number of U.S. households that shop online will reach 40 million in 2003.

    Online community sites provide more detailed demographic data and self-selected groups of consumers with an affinity for particular products. Advertisers can thus more easily deliver targeted messages in a cost-effective manner. Growth in the Web has also created an important new advertising channel. Tools not available in traditional advertising media, such as real-time measurement of "click-through" on advertising banners, further increase the attractiveness of Web advertising by giving advertisers instant feedback on campaigns. Jupiter Communications projects that the dollar value of advertising on the Web is expected to increase from approximately $1.9 billion in 1998 to approximately $7.7 billion in 2002.

    THE DIRECT E-COMMERCE OPPORTUNITY ON THE INTERNET

    The same advantages that facilitate the growth of e-commerce and advertising make the Internet a compelling medium for direct e-commerce campaigns. Direct e-commerce over the Internet uses e-mail to reach potential buyers worldwide, potentially offering them a significantly broader selection of products and services than is available locally. Internet-based direct e-commerce also allows marketers to rapidly collect meaningful demographic information from consumers and to use this information to target their direct e-commerce campaigns. Further, the costs of direct e-commerce via e-mail are dramatically lower than those of traditional direct e-commerce techniques. As a result, Internet-based direct e-commerce campaigns can be profitable at response rates that are a fraction of the rates for traditional campaigns.

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APPROACH

    Xoom.com uses the unique characteristics of the Web to cost-effectively market products and services to its rapidly growing member base. Xoom.com believes it has created an innovative online sales channel with low customer acquisition costs. The key elements of Xoom.com's approach are:

    COST-EFFECTIVE DIRECT E-COMMERCE CAPABILITY

    Xoom.com applies a sophisticated direct e-commerce approach, modeled after traditional direct mail campaigns, to generate product sales. Unlike traditional direct e-commerce campaigns, which typically use paper-based promotional materials delivered by mail, Xoom.com's campaigns use regular e-mails to communicate offers to members, significantly reducing the cost of reaching the consumer. The interactive nature of the Web and the ability to display attractive graphics to users clicking through on product offerings enables Xoom.com to present such offerings in a more complete and dynamic manner than allowed by paper-based delivery systems.

    RAPID FORMULATION OF EFFECTIVE DIRECT E-COMMERCE CAMPAIGNS

    Prior to introducing new product offerings to its entire membership base, Xoom.com selects a subset of members for the purpose of test-marketing a campaign. Xoom.com has developed campaign-management software that uses statistical techniques to analyze a test campaign and to predict the expected response rate to such a campaign if it is rolled out to a larger group of members. Xoom.com can also analyze the effects of variations in price, graphics and copy. Results are usually available in less than one day. On the basis of these tests, Xoom.com selects product offers for a larger audience and modifies them to maximize response rates, sales, profitability and member retention. Testing also increases the accuracy of Xoom.com's forecasts of product demand. As a result, Xoom.com is typically able to carry small amounts of inventory, thus lowering overhead and the risk of write-offs.

    DIVERSE PRODUCT OFFERINGS AND MULTIPLE E-COMMERCE CHANNELS

    Because of Xoom.com's relationship with its members, Xoom.com is able to offer a wide variety of product and service offerings to its members under the Xoom.com brand name. Xoom.com is also able to reach its members with offers through multiple direct e-commerce channels. In addition to offers via e-mail, members may purchase products through various themed areas on the Xoom.com site such as Investor Place and Health & Fitness and, beginning in the second quarter of 1999, through other sites controlled by Xoom.com such as the Xoom.com shopping channel.

    PROVISION OF FREE SERVICES TO ATTRACT A GROWING MEMBERSHIP BASE

    Xoom.com offers its members a variety of free services, including home pages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, page counters and online greeting cards. Xoom.com provides its members with unlimited disk space on its servers to develop personal Web sites or to use as personal Web storage space. Xoom.com also allows members to access proprietary software in order to create a Web page quickly, as well as ready-made multimedia tools that can be used to develop a fully-customized, content-rich site. Members can join one or more of over 200 communities free of charge. Members also promote their Web sites elsewhere on the Internet, using hyperlinks on other individual sites as well as listings on directories and search engines, resulting in millions of new visitors to the Xoom.com site. Xoom.com believes that providing free services is critical to maintaining membership growth.

    DEVELOPMENT OF A DETAILED MEMBER DATABASE

    To date, Xoom.com has gathered a significant base of information about its members through registration information, responses to promotional campaigns and purchasing information obtained

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from third parties. As more members join Xoom.com, participate in its topical communities and use Xoom.com's other free services, and as Xoom.com obtains additional purchasing history data, the level of information about its members will continue to grow. Xoom.com intends to use this growing database to target offers, increase the range of product offerings and encourage future transactions and involvement with the Xoom.com site.

    ATTRACTIVE ADVERTISING PLATFORM

    Xoom.com's approach creates high volumes of traffic, enabling business advertisers to cost-effectively promote their products and services on the Xoom.com site. Xoom.com's community structure and registration data provide valuable demographic information and affinity-based member segmentation that increase advertisers' ability to target campaigns. Further, the diversity of interest groups among members creates potential markets for a broad range of products and services, resulting in a correspondingly broad range of advertising customers.

STRATEGY

    Xoom.com's objective is to be a leading direct e-commerce company on the Internet. Historically, key strategies to achieve this objective include:

    FOCUS ON MEMBERSHIP GROWTH

    Xoom.com has driven significant membership levels by providing attractive free services and content, maintaining a large and diverse range of active communities, using Web-based promotion to attract new members and offering special incentives and promotions.

    CONVERT MEMBERS TO BUYERS THROUGH NEW INITIATIVES

    Xoom.com has used its proprietary database marketing technology and other e-commerce channels to effectively convert reach into e-commerce revenue. Xoom.com's goal is to foster user loyalty and encourage users to take advantage of Xoom.com's services in their future e-commerce transactions. Xoom.com has worked to develop incremental channels of e-commerce, thereby enhancing the Xoom.com database and increasing the number of members qualified to receive relevant direct product offers.

    CONTINUE TO OFFER NEW PRODUCTS AND SERVICES

    In addition to its primary product offerings such as computer software, computer accessories and peripherals, consumer electronics and clip art on CD-ROM, Xoom.com has introduced a DVD movie club, gift items, health related products, a travel club, long distance services and personal finance newsletters, among other products.

    EXPAND INTERNATIONALLY

    For the year ended December 31, 1998, international sales comprised 25% of Xoom.com's total net revenue and 31% of e-commerce revenue. Xoom.com believes that it is particularly well-positioned to benefit from international sales growth because, unlike traditional retailers, Xoom.com is not encumbered with an international distribution infrastructure that can depress margins. In February 1999, in partnership with WebNext s.r.l., an Italian corporation, Xoom.com launched its Italian site, Xoom.it, the first of Xoom.com's international partnerships, and is currently targeting several other European nations for further expansion.

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    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES

    Xoom.com has entered into a number of acquisitions, license arrangements and strategic alliances in order to build its membership base and services, provide community-specific content, generate additional traffic and establish additional sources of net revenue. Xoom.com intends to continue making acquisitions to increase reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which Xoom.com markets its services.

    USE DATABASE EXPERTISE TO GAIN ACCESS TO MEMBERS OF THIRD PARTY SITES

    Xoom.com currently manages e-mail databases containing a total of approximately four million names on behalf of third party sites in exchange for the right to conduct direct e-commerce campaigns to the members of those sites. Xoom.com generally shares the revenue generated through direct offers with the partner site. Xoom.com intends to use its expertise in direct e-commerce to increase the number of e-mail addresses under management and the number of individuals receiving offers from Xoom.com.

    DEVELOP LEADING EDGE TARGETING TECHNOLOGY AND SOFTWARE

    Xoom.com has developed a proprietary, sophisticated database stratification, offer targeting and delivery system. The system allows Xoom.com to determine a set of offers most likely to appeal to individual members. Xoom.com intends to continue to enhance and upgrade its database marketing technology and software to provide more relevant offers to its members.

    INCREASE ADVERTISING REVENUE

    Xoom.com intends to increase advertising revenue by focusing on a number of key strategies, including expanding its advertising customer base, increasing advertising rates, page views and the average size and length of advertising contracts, hiring additional direct sales representatives and continuing to invest in improving its advertisement serving and targeting technology.

PRODUCTS AND SERVICES

    Xoom.com's business model creates a diverse range of communities and a critical mass of members with whom to interact. Xoom.com provides each member with unlimited disk space on its servers and the use of powerful Web publishing tools for the rapid creation of a personalized Web site. Additionally, Xoom.com offers members free e-mail, chat, page counters, online clip art, electronic newsletters and online greeting cards, as well as excellent customer service and high-quality site performance. Members can participate in one or more of over 200 communities and set up direct links to their personal Web sites, allowing them to take advantage of Xoom.com's services without the need to access the Xoom.com site directly.

    HOW VISITORS BECOME MEMBERS

    To become a member, a visitor must provide a valid e-mail address as well as permission to be re-contacted with targeted news and product offers by e-mail. A new member can then use one or more of our free services, such as building a Web page, joining a community or sending an online greeting card, or can purchase products at a discount. Xoom.com's services are designed so that their use attracts new members. For example, online greeting cards contain a message that informs the recipient of the card's origins and provides information on how the recipient can learn more about Xoom.com and become a member. Xoom.com also encourages members to link their Web sites and communities to users outside of Xoom.com, thereby increasing Xoom.com's visibility among potential members.

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    CONVERTING MEMBERSHIP INTO E-COMMERCE REVENUE

    Following membership registration, Xoom.com sends the new member an e-mail with password and membership confirmation, along with an initial product offer. Thereafter, Xoom.com sends the member an e-mail approximately once a week, containing product offerings or informational newsletters. Each e-mail contains directions for removal from Xoom.com's address list, should the member wish to stop receiving offers. Product offers are made to members worldwide using direct e-commerce techniques. Currently, Xoom.com typically makes product offers to its entire membership base or target segments of its membership based on the Web services they use. As Xoom.com includes additional purchasing history and third party data in its member database, Xoom.com believes it will be able to target consumers having an affinity for specific products and services effectively. Frequent directed e-mail offers, combined with ease of ordering, provide a context for on-demand purchases of products and services. The following chart details Xoom.com's major product and service offerings for the year ended December 31, 1998 and approximate prices for each category:

PRODUCT CATEGORIES                                 PRICE RANGE                       OFFERINGS
-------------------------------------------------  ------------  -------------------------------------------------

Computer Software................................  $    15-$ 50  Photo editing software, Web utilities, operating
                                                                 systems, video games, reference, hobby, voice
                                                                 recognition

Computer Accessories and Peripherals.............  $    19-$ 99  Modems, digital video cameras, hard drives,
                                                                 keyboards, mice, cables, CD cleaner

Consumer Electronics.............................  $   179-$399  Digital cameras, DVD players

DVD Movies.......................................  $    16-$ 37  Comedy, drama, horror, action

Collectibles.....................................  $     6-$199  Beanie Babies, Furbys, South Park collections

Gifts............................................  $    14-$ 99  Jewelry, picture frames, Xoom.com branded gifts

Clip Art.........................................  $    19-$ 79  CD-ROM clip art collections

Services.........................................  $    10-$199  Long distance telephone service, financial
                                                                 newsletters

    XOOM.COM BUYER'S CLUB AND LIST PARTNERING

    The Xoom.com Buyer's Club affiliate program allows third party sites to place a Xoom.com registration engine on their site. The registration engine allows users to opt-in to receive direct e-mail offers from Xoom.com. The revenue Xoom.com generates from members registering through this program is shared with the site hosting the registration engine. Sites participating in the Xoom.com Buyer's Club include Talk City, Mplayer.com, Ulead Systems, Web 3000 and Name Secure among others. In addition, a number of third party sites allow Xoom.com to send pre-approved product offers to their membership base in exchange for managing the e-mail database of such sites and sharing revenue generated from product sales. Among the sites participating in this program are Talk City, Ulead Systems, Beyond.com and Sausage Software. Xoom.com currently manages approximately three million e-mail addresses on behalf of third party sites through these two programs.

STRATEGIC ALLIANCES

    Xoom.com has entered into a number of strategic alliances, including the following:

    - HANOVER DIRECT AND IMPULSE! BUY NETWORK. Xoom.com has formed a strategic alliance with Hanover Direct, a leading catalog direct e-commerce company, and Impulse! Buy Network, a

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      leading developer of online merchandising software, to create a new
      Internet e-commerce shopping channel. Under the alliance, Xoom.com and Hanover Direct plan to combine their respective products and those of third parties for sale via the channel, which will operate 24 hours-a-day, seven days per week on the Xoom.com site. Using Impulse! Buy Networks' technology, new merchandise in limited quantities will be rotated on an hourly basis around the clock so that consumers are motivated toward immediate purchases. Xoom.com will share revenue from this channel with Hanover Direct and Impulse! Buy Network.

    - ZDNET. Xoom.com has created and hosts a co-branded site, with the look and feel of the ZDNet Web site, that markets Xoom.com's clip art to ZDNet visitors. Xoom.com and ZDNet share revenue from advertising and product sales on the co-branded site. Also, ZDNet has created and hosts a co-branded site, with the look and feel of the Xoom.com Web site, that promotes ZDNet's Software Library to Xoom.com members. The Library consists of thousands of shareware and freeware programs that have been carefully reviewed and are available for free download. Xoom.com is offering the co-branded Software Library as a new, free member service, and will share revenue from advertising on the co-branded site.

    - QUINTEL COMMUNICATIONS. Xoom.com has signed an agreement with Quintel Communications, the nation's leading direct marketer of telecommunications products to consumers and small businesses, to offer Qwest Communications' long distance service to Xoom.com members. The Qwest long distance rate is being offered to Xoom.com's members throughout the Xoom.com network of sites, within Xoom.com's member newsletter and through its direct e-mail offers. Xoom.com recently expanded its relationships with Quintel to promote and market IP telephony, a service that allows users to make phone calls over the Internet, and unified messaging. Unified messaging refers to the ability of a user to read, view, and respond to different message types using a common interface that can be accessed by a variety of Internet connected devices, including computers, wireless phones and pagers.

    - CLEAR CHANNEL. Xoom.com has entered into an agreement with Clear Channel Broadcasting, Inc. a globally diversified media and outdoor advertising company which operates, or is affiliated with over 625 radio stations worldwide. The agreement provides that Xoom.com will be the exclusive provider of free Web site space, chat rooms and Web e-mail to the members of the Web sites associated with the radio stations affiliated with Clear Channel in the United States. In exchange, Xoom.com will have the exclusive right to send direct advertising and marketing to members of the Web sites. Additionally, Xoom.com will purchase at least $3.5 million per year of advertising on the Clear Channel radio network and billboards.

    - FAIRMARKET. FairMarket AuctionPlace has developed a private-labeled online auction site on the Xoom.com Web site. The auction site enables Xoom.com members to list and bid on items in several categories including antiques collectibles, jewelry and automobiles. FairMarket distributes products listed by Xoom.com members on the Xoom.com auction site across other sites in FairMarket's network of auction sites. Similarly, FairMarket distributes products from other auction sites in its network on Xoom.com's auction site. FairMarket provides all of the hardward, software and support associated with the Xoom.com auction site.

    - MYPOINTS.COM, INC. Xoom.com has entered into an agreement with MyPoints.com, a leading provider of Internet loyalty reward solutions, pursuant to which MyPoints.com will develop and implement XoomPoints, a privately labeled loyalty rewards program that will enable Xoom.com members to collect and redeem loyalty reward points.

    - NETGATEWAY, INC. Xoom.com has entered into an agreement with NetGateway to launch Xoom.com Member Stores, a free service that allows small business owners to build and promote their own online stores. The service uses NetGateway's technology to allow Xoom.com members to quickly and easily create an online store, as well as the opportunity to promote their store in the Xoom.com Member Stores shopping area.

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    Xoom.com's strategic alliances are under agreements with a duration of one year or less. Although Xoom.com views its strategic relationships as a key factor in its overall business strategy, it is not certain that the strategic partners will view their relationships with Xoom.com as significant to their own business or that they will not reassess their commitment to Xoom.com in the future. In addition, it is possible that one of the strategic partners will break its agreement with Xoom.com, and Xoom.com might not be able to specifically enforce the terms of the agreement. Xoom.com's arrangements with strategic partners generally do not establish minimum performance requirements for the strategic partners but instead rely on their voluntary efforts. In addition, most of the agreements with strategic partners may be terminated by either party with little notice. Therefore, there is no guarantee these relationships will be successful. In the event that a strategic relationship is discontinued for any reason, Xoom.com's business, results of operations and financial condition may be materially adversely affected. In addition, Xoom.com cannot guarantee that Xoom.com will be successful in establishing additional strategic relationships.

SALES AND MARKETING

    Xoom.com's sales and marketing strategy is designed to strengthen awareness of the Xoom.com brand, increase online traffic, build member loyalty, maximize repeat purchases, increase the size and frequency of e-commerce transactions and develop additional revenue opportunities.

    MARKETING THE XOOM.COM SITE

    Historically, Xoom.com has marketed its services primarily by word-of-mouth and indirect promotions by members with links to the Xoom.com site and through the use of Xoom.com's services. Xoom.com believes that such relationship marketing will continue to generate a substantial amount of additional traffic and new members.

    In the future, Xoom.com expects to develop other cost-effective methods of marketing the Xoom.com brand through relevant media, potentially including print, radio and television. All promotions will be designed to increase traffic and brand awareness of the Xoom.com name. Xoom.com also intends to introduce a number of other brand awareness and membership retention programs on its Web site to make use of Xoom.com's large and growing member base and visitor traffic.

    PRODUCT MARKETING

    Xoom.com applies a sophisticated direct e-commerce program to generate product sales. As Xoom.com gathers additional information about its members, Xoom.com intends to further target its offers and increase its range of product offerings. Xoom.com uses its marketing campaign-management software to efficiently test-market potential product offers. On the basis of these tests, Xoom.com selects product offers for a larger audience and tests price to maximize response, sales or profitability. Tests also allow Xoom.com to structure campaigns that maximize member retention.

    ADVERTISING

    Xoom.com has a direct sales organization, located in New York and San Francisco, that is dedicated to developing and maintaining close relationships with top advertisers and leading advertising agencies nationwide. As of August 31, 1999, Xoom.com had 24 employees in its direct sales organization. From time to time, Xoom.com also enters into arrangements with a number of third-party advertising sales representatives, although, as of August 31, 1999, Xoom.com had no such arrangements. Xoom.com's sales organization is focused solely on selling advertising on all Xoom.com properties. Xoom.com's sales organization consults regularly with advertisers and agencies on design and placement of their Web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service and satisfaction.

    Advertisers and advertising agencies typically enter into short-term agreements, of an average of one to two months in duration, under which they receive a guaranteed number of impressions, i.e., the

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number of times an advertisement is seen by a user, for a fixed fee. Xoom.com has experienced, and expects to continue to experience, a variable renewal rate for its advertising contracts. Advertising on the Xoom.com site currently consists primarily of banner-style advertisements that are prominently displayed at the top of pages on a rotating basis throughout the Xoom.com site. From each banner advertisement, viewers can directly access the advertiser's own Web site through a hyperlink, thus providing the advertiser an opportunity to directly interact with an interested customer. Xoom.com's standard rate card cost per thousand impressions for banner advertisements currently ranges from $8 to $12, depending upon location of the advertisement and the extent to which it is targeted for a particular audience. Xoom.com may provide discounts from standard rates for higher volume, longer-term advertising contracts.

    ADVERTISING SPONSORSHIPS

    Xoom.com has signed a number of long-term sponsorships of a minimum of six months duration as a result of the growth in reach of the Xoom.com site and the desire of advertisers to reach Xoom.com's membership and user base. Such sponsorships generally provide for specific placement on the Xoom.com site and the delivery of a minimum number of impressions over the course of the contract. Xoom.com has signed such agreements with Beyond.com, eBay, Job Options and NECX, among others.

    ADVERTISING CUSTOMERS

    During the twelve months ended December 31, 1998, Xoom.com had approximately 133 advertisers on its Web site. For the year ended December 31, 1998, Xoom.com's five largest advertising customers, GoTo.com, About.com, Maaznet Directory Services, NECX and Yoyodyne Entertainment, accounted for approximately 35% of advertising revenue (approximately 9% of total net revenue). The following is a list of our top 15 advertising customers by net revenue for the year ended December 31, 1998:

Apartments.com                 About.com                      USA Net
Beyond.com                     Musicblvd Network              Visual Properties
eBay                           NECX                           VR Services
GoTo.com                       Sportsline USA                 Yoyodyne Entertainment
Maaznet Directory Services     Spree.com                      Ziff-Davis

CUSTOMER SERVICE AND SUPPORT

    Xoom.com believes that the strength of its customer service and technical support operations is critical to Xoom.com's success in maintaining its membership base, increasing membership and encouraging repeat usage and purchases. Xoom.com has established a team of customer service and technical support professionals who process inquiries and monitor the status of orders, shipments and payments, operating from 7 a.m. to 6 p.m. Pacific time Monday through Friday. Members can access customer service by e-mail and through a toll-free telephone number. Xoom.com intends to enhance and automate the e-mail response portions of its customer service and technical support operations in the near future.

WAREHOUSING AND FULFILLMENT

    Xoom.com has no fulfillment operation or warehouse facility of its own, and currently relies primarily on Banta for warehousing and fulfillment services. As a result of its product testing, Xoom.com does not generally carry large amounts of inventory of any given product. Most shipments are made from Banta's warehouse in Orem, Utah. In the event that Xoom.com's product sales increase substantially, particularly abroad, Banta has facilities within and outside of the United States that can handle additional shipment and warehousing needs.

    Xoom.com uses automated interfaces for accepting, sorting and processing orders to enable it to achieve the most rapid and economical purchase and delivery terms. Xoom.com processes

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approximately 95% of orders online, with the remainder by telephone, fax or mail. Once Xoom.com receives an order, Xoom.com sends a confirmation by e-mail to the customer. At the end of each day, Xoom.com sends orders to Banta or to other suppliers for processing. When Xoom.com sends orders to Banta, Banta provides confirmation to Xoom.com along with shipping information for all ground-shipped U.S. orders. International orders through Banta are sent by international air mail. Xoom.com forwards shipping information by e-mail to customers.

TECHNOLOGY AND INFRASTRUCTURE

    Xoom.com has developed an open standard hardware and software system that is designed for reliability. System architecture is based on a distributed model that is highly scalable, flexible and modular, emphasizing extensive automation and a high degree of redundancy that is designed to minimize single points of failure. The system integrates site management, network monitoring, quality assurance, transactions processing and fulfillment services. Currently, the system has 2.5 terabytes of unformatted disk space and has a peak bandwidth of over 200 megabits per second.

    Xoom.com uses network servers that are housed separately by application at Exodus Communications, Inc. in Santa Clara, California and Frontier Global Center in Sunnyvale, California, third-party and public domain server software that Xoom.com has optimized internally, and internally developed tools and utilities. Requests for files are distributed to the appropriate servers using load distribution and balancing hardware. Xoom.com also employs in-house monitoring software that includes automated diagnostic programs and intelligent agents that test and measure system response, create reports for evaluation by technical staff and generate pager calls in the event of system failures. Additional software monitors abuse of the site by members and potential hackers. Reporting and tracking systems generate daily membership, order and campaign reports. Membership and mailing engines allow for efficient deployment of member data and targeting of e-mail campaigns.

    Xoom.com stores member-generated content on a redundant array of independent disks. Xoom.com stores member profile information on multiple disk arrays using Oracle database software and backs it up on long-term tape storage devices on a daily basis. Xoom.com will continue to upgrade and expand its server and networking infrastructure in an effort to improve Xoom.com's fast and reliable access to its Web site and communities. Any system failure that causes an interruption in service or a decrease in responsiveness of the Xoom.com Web site could result in less traffic on the Web site and, if sustained or repeated, could impair Xoom.com's reputation and the attractiveness of its brand.

    Xoom.com's site is connected to the Internet via multiple links on a 24 hour-a-day, seven days per week basis by Exodus and Frontier Global Center. Exodus and Frontier Global Center also provide and manage power and maintain the correct environment for Xoom.com's networking and server equipment. Xoom.com manages and monitors servers and networks remotely from its headquarters in San Francisco, California. Xoom.com strives to rapidly develop and deploy high-quality tools and features into its system without interruption or degradation in service. Any disruption in the Internet access provided by Exodus or Frontier Global Center, or any interruption in the service that Exodus or Frontier Global Center receives from other providers, or any failure of Exodus or Frontier Global Center to handle higher volumes of Internet users to the Xoom.com site could have a material adverse effect on Xoom.com's business, results of operations and financial condition.

COMPETITION

    The market for community-based direct selling channels on the Internet is new and rapidly evolving. Competition for members, consumers, visitors and advertisers is intense and is expected to increase over time. Barriers to entry are relatively low. Other companies that are primarily focused on creating Web-based communities on the Internet and with whom Xoom.com competes are Tripod and WhoWhere, subsidiaries of Lycos, GeoCities, recently acquired by Yahoo!, and theglobe.com. Xoom.com also faces competition from, and competes for visitors and traffic with, Web directories, search engines, shareware archives, content sites, online service providers, and traditional media

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companies such as Disney (including ABC and ESPN), America Online (including
Netscape), CBS, Excite@Home, Infoseek, Lycos, Microsoft, Time Warner and Yahoo!.

    Xoom.com also expects intense competition in the e-commerce market from an ever increasing number of companies selling goods and services over the Internet, particularly goods and services that relate to the use of computers. These competitors include:

    - traditional computer retailers including CompUSA and Micro Electronics' MicroCenter;

    - various mail-order retailers including CDW Computer Centers, Micro Warehouse, Insight Enterprises, Inc., PC Connection, Inc. and Creative Computers;

    - Internet-focused retailers including Amazon.com, Egghead's Egghead.com, software.net, and New England Circuit Sales' NECX Direct;

    - manufacturers that sell directly over the Internet including Dell Computer, Gateway 2000, Apple Computer and many software companies;

    - a number of online service providers including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers;

    - some non-computer retailers such as Wal-Mart Stores that sell a limited selection of computer products in their stores; and

    - computer products distributors that may develop direct sales channels to the consumer market.

    Increased competition from these and other sources could require Xoom.com to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to Xoom.com than it could otherwise establish or obtain, and thus could have a material adverse effect on Xoom.com's business, prospects, financial condition and results of operations.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


    Xoom.com's success depends significantly upon its proprietary technology. The nature of Xoom.com's intellectual property protections and the associated risks faced by Xoom.com are substantially similar to those discussed above with respect to NBCi on page 123.


LEGAL PROCEEDINGS

    Xoom.com is litigating a dispute with Imageline, Inc., which claims to own the copyright in some of the clip art images licensed to Xoom.com by Sprint Software Pty Ltd, an unrelated third party. Some of the disputed images were included in versions of Xoom.com's Web Clip Empire CD-ROM product licensed by Xoom.com to third parties, including other software clip publishers. The images licensed from Sprint Software generated less than 1.0% of Xoom.com's total net revenue in 1998, and since September 30, 1998, Xoom.com has not received any net revenue for images licensed from Sprint Software.

    To resolve this matter, Xoom.com filed a lawsuit against Imageline in August 1998 in the United States District Court for the Eastern District of Virginia. Xoom.com asked for a declaration with respect to Imageline's allegations of copyright infringement regarding the clip art images. In September 1998 Imageline filed a counterclaim, which they amended in January 1999, seeking up to $60 million in damages. In March 1999, the parties completed the discovery process and filed separate motions for partial summary judgment. On April 5, 1999, the court granted one of Xoom.com's motions for partial summary judgment and stayed the case to allow Imageline to file all necessary copyright registration applications to cover the clip art images.

    Xoom.com believes that the claims asserted in Imageline's counterclaim are without merit and continues to defend against them vigorously. As part of the lawsuit, Xoom.com is seeking to enforce its right to indemnification under its license agreement with Sprint Software for any damages that may be imposed on Xoom.com. Xoom.com does not know whether Sprint Software will be able to fulfill its indemnity obligations. Depending on the outcome of the litigation, Xoom.com may also need to

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indemnify third parties for damages in connection with the use of the Imageline images. An unfavorable outcome to this litigation could adversely affect Xoom.com's business and results of operations.


    Zoom Telephonics, Inc. filed a lawsuit against Xoom.com in September 1998 in the United States District Court for the District of Massachusetts alleging trademark infringement and related statutory violations. Xoom.com was not served with Zoom Telephonics' complaint until January 1999. Zoom Telephonics has demanded that Xoom.com stop using the Xoom.com trademark and has asked for an unspecified amount of money damages. Xoom.com responded to the complaint in February 1999. In April 1999, Zoom Telephonics filed a motion for preliminary injunction to stop Xoom.com from using any mark containing "Xoom". Xoom.com has filed a motion to oppose Zoom Telephonic's motion for preliminary injunction. A hearing on the motion for preliminary injunction was held on September 30, 1999. On October 7, 1999, the court denied Zoom Telephonics motion for a preliminary injunction, but allowed Zoom Telephonics to request the court to reconsider the motion if the Xoom.com merger does not close by October 31, 1999. Xoom.com believes that the claims asserted by Zoom Telephonics are without merit and intends to defend against them vigorously. Xoom.com cannot assure you, however, that the results of this litigation will be favorable to Xoom.com. An adverse result of the litigation could have a material adverse effect on Xoom.com's business and results of operations, particularly if the litigation forces Xoom.com to make substantial changes to its name and trademark usage. Any name change could result in confusion to consumers and investors, which could adversely affect the results of Xoom.com's operations and the market price of its common stock.


    John G. Balletto filed a lawsuit against Xoom.com in September 1999 in the San Francisco Superior Court alleging breach of contract and specific performance. Mr. Balletto has alleged that in connection with a loan which Xoom.com obtained from Sand Hill Capital LLC in 1998 and pursuant to an oral contract with Xoom.com, he is entitled to a finder's fee. Mr. Balletto has sought specific performance of the alleged oral contract by having the court direct Xoom.com to issue 33,784 shares of its common stock to Mr. Balletto and such other relief that the court may deem just and proper. Xoom.com believes that this lawsuit is without merit and intends to defend the suit vigorously.

EMPLOYEES

    As of August 31, 1999, Xoom.com had 199 full-time employees, including 102 in sales and marketing, 62 in operating and development and 35 in finance and administration. Xoom.com's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, Xoom.com also employs independent contractors to support its research and development, marketing, sales and support and administrative organizations. Xoom.com's employees are not covered by any collective bargaining agreement, and Xoom.com has never experienced a work stoppage. Xoom.com believes its relations with its employees are good.

FACILITIES

    Xoom.com's headquarters are currently located in a leased facility in San Francisco, California, consisting of approximately 29,000 square feet of office space, which is under leases that expire through September 30, 2007. Xoom.com intends to move its headquarters in early 2000 to a leased facility in San Francisco, California, consisting of approximately 187,000 square feet of office space, which is under a lease that expires in approximately 2010. Xoom.com also leases approximately 6,500 square feet of office space in New York, New York for its East Coast sales offices under a lease that expires July 15, 2004. In addition, Xoom.com's wholly-owned subsidiary Liquid Market leases approximately 4,000 square feet of office space in Los Angeles, California on a month-to-month basis.

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   XOOM.COM'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. The results shown in this proxy statement/ prospectus do not necessarily indicate the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this proxy statement/prospectus.

OVERVIEW

    Xoom.com was incorporated in April 1996 and commenced offering products for sale on its Web site in March 1997. From inception through December 1996, Xoom.com had no sales and its operating activities related primarily to developing necessary computer infrastructure, recruiting personnel, raising capital and initial planning and development of the Xoom.com site. For the period beginning with the operation of the Xoom.com site through December 31, 1997, Xoom.com continued these activities and focused on building sales momentum, establishing relationships with manufacturers, marketing the Xoom.com brand and establishing customer service and fulfillment operations.

    Xoom.com generates net revenue from e-commerce, primarily through the use of direct e-mail marketing, licensing and the sale of advertising on its Web site. Total net revenue was $841,000, $8.3 million and $10.9 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, respectively. The increase in total net revenue was primarily due to the growth of its member base, which resulted in increases in e-commerce revenue, increased Web-based advertising revenue and, to a lesser extent, an increase in license and other fees. Cost of net revenue increased substantially in absolute dollars, reflecting the increased sales volume. As Xoom.com has grown, its operating expenses in absolute dollars have increased. Xoom.com expects that the dollar amount of its operating expenses will continue to increase as a result of acquisitions, sales and marketing efforts, increased funding of site development, branding of the Xoom.com name and the expansion of technology, operating infrastructure and general and administrative staff needed to support its growth.

    From inception through June 30, 1999, Xoom.com generated total net revenue of approximately $20.1 million. Quarterly net revenue increased from approximately $420,000 in the fourth quarter of 1997 to $6.5 million in the second quarter of 1999. Since January 1998, the number of members has grown from 100,000 to 9.2 million as of July 31, 1999.

    As of June 30, 1999, Xoom.com had an accumulated deficit of $24.8 million. Although Xoom.com has experienced growth in net revenue, members, customers and reach in recent periods, these growth rates are not sustainable. These growth rates will decrease and are not indicative of future growth rates that Xoom.com may experience.

    Xoom.com has not achieved profitability on a quarterly or annual basis to date, and anticipates that it will incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount and rates of growth in its net revenue from e-commerce and advertising. Xoom.com expects its operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion. As a result, Xoom.com will need to increase its quarterly net revenue to achieve profitability. Xoom.com believes that period-to-period comparisons of its operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. Xoom.com's business, results of operations and financial condition will be materially and adversely affected if:

    - net revenue does not grow at anticipated rates;

    - increases in operating expenses are not offset by commensurate increases in net revenue; or

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    - Xoom.com is unable to adjust operating expense levels in light of net revenue.

    Xoom.com's operating losses might increase in the future, and Xoom.com cannot guarantee that it will ever achieve or sustain profitability.

    To date, Xoom.com has entered into various business and technology acquisitions, license arrangements and strategic alliances in order to build its communities, provide community-specific content, generate additional traffic, increase the number of members and establish additional sources of net revenue. In March 1998, Xoom.com acquired Paralogic Corporation, a chat service, for a purchase price of approximately $3.0 million. Xoom.com also acquired Sitemail, an HTML-based e-mail product, through its purchases of Global Bridges and selected assets of Revolutionary Software in June 1998. HTML refers to hypertext markup language, a computer language that people use widely to create Web sites. Global Bridges, which Xoom.com purchased for approximately $1.2 million, owned the exclusive selling rights to Sitemail. Revolutionary Software, from which Xoom.com purchased selected assets for approximately $1.7 million, developed Sitemail and had licensed it to Global Bridges. Also in June 1998, Xoom.com purchased from ArcaMax an exclusive, perpetual license to use Greetings Online, an online greeting card service, for approximately $644,000. Additionally, in July 1998, Xoom.com acquired Pagecount, a Web page counter and guestbook service, for approximately $1.5 million. In April 1999, Xoom.com acquired Focused Presence, Inc., a company that operates a global directory of small businesses, for approximately $1.7 million. In May 1999, Xoom.com acquired Netfloppy.com LLC, a provider of online file storage for Web users for approximately $1.4 million, and MightyMail Networks, Inc., a developer of an enhanced e-mail product that enables customization of e-mail according to user preferences for approximately $23.1 million. In June 1999, Xoom.com acquired Paralogic Software Corporation, which provides Web site authoring and community building tools, such as Java based community products and services, including customizable chat rooms, discussion boards, guestbooks and event calendars, for approximately $35.4 million.

    Because most Internet business acquisitions involve the purchase of significant amounts of intangible assets, acquisitions of such businesses also result in goodwill and purchased technology and significant charges for purchased in-process research and development. During 1998, Xoom.com expensed $790,000 for purchased in-process research and development and approximately $1.8 million for the amortization of goodwill and purchased technology. During the six months ended June 30, 1998 and 1999, Xoom.com expensed $660,000 and $2.6 million, respectively for purchased in-process research and development and approximately $346,000 and $2.3 million, respectively for the amortization of goodwill and purchased technology.

    Xoom.com intends to continue making acquisitions to increase online reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which Xoom.com markets its services. Acquisitions carry numerous risks and uncertainties, including:

    - difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;

    - diversion of management's attention from other business concerns;

    - risks of entering geographic and business markets in which Xoom.com has little or no prior experience; and

    - potential loss of key employees of acquired entities.

    Xoom.com cannot guarantee that it will be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future. A failure to integrate acquired entities or assets successfully could have a material adverse effect on its business, results of operations and financial condition. In addition, Xoom.com cannot guarantee that it will be successful in identifying and closing transactions with potential acquisition candidates.

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    International sales comprised approximately 30%, 25% and 16% of total net revenue for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, respectively. This consisted of $252,000, $2.1 million and $1.7 million in net revenue, respectively, during such periods.

    Xoom.com has recorded deferred stock compensation charges of $0, $551,000 and $2.0 million during the period from April 16, 1996, its inception, through December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. These charges account for the difference between the exercise price and the value of some of the stock options Xoom.com granted to its employees. The deferred compensation charges include options granted to various employees that vest upon specified events, such as the successful completion of an initial public offering or the achievement of individual performance goals. In June 1998, Xoom.com modified these options so that they fully vest upon the earlier of such an event or two years from the date of grant. Therefore, Xoom.com recorded related deferred compensation charges of approximately $783,000 and amortization charges, based on cumulative vesting to that date, of approximately $618,000 in June 1998. Xoom.com recorded amortization of deferred stock compensation of $248,000, $1.4 million and $405,000 in the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, respectively. Xoom.com expects to record amortization expense related to these deferred stock compensation charges of approximately $580,000, $225,000, $80,000 and $20,000 in the years ended December 31, 1999, 2000, 2001 and 2002, respectively. Xoom.com cannot guarantee, however, that it will not accrue additional charges for other reasons or that its current estimates of these charges will prove accurate, either of which events could have a material adverse effect on its business, results of operations and financial condition.

    Xoom.com will need to increase its inventory levels in the future to support a wider base of e-commerce products and to take advantage of volume purchase discounts. Xoom.com contracts with a third party warehousing and order fulfillment company to stock inventory and ship products directly to customers. Xoom.com takes title to this inventory, has responsibility for this inventory, and records inventory on its balance sheet until the final shipment to customers or other disposition of the inventory. There are inherent risks and costs in stocking inventory and coordinating with a third party warehousing and order fulfillment company. These risks include, but are not limited to, product obsolescence, excess inventory and inventory shortages resulting in unfulfilled orders, which could materially adversely affect operating results in the future.

RECENT EVENTS

    On August 3, 1999, Xoom.com acquired 100% of the outstanding shares of LiquidMarket, Inc., the developer of a next-generation on-line comparison shopping guide and purchasing service. The purchase consideration consisted of 718,224 shares of Xoom.com's common stock with an estimated fair value of $40.70 per share. In addition, 212,202 shares of Xoom.com's common stock will be placed into an escrow account. Of the shares held in escrow, 50% will be released on various milestone dates prior to June 2000, upon the completion of specified performance objectives, and 50% will be released in August 2000, upon the expiration of specified indemnification obligations. Xoom.com will account for this acquisition as a purchase.

    On August 3, 1999, Xoom.com acquired all of the outstanding shares of Private One, Inc., a designer and developer of a secure e-mail software service. The purchase consideration consisted of 47,999 shares of Xoom.com's common stock at an estimated fair value of $40.70 per share. In addition, 12,000 shares of Xoom.com's common stock will be placed into an escrow account. Of the shares held in escrow, 25% will be released in February 2000, and 25% in August 2000, or upon the completion of specified milestones, whichever is earlier. The remaining 50% of the shares held in escrow will be released in August 2000, upon the expiration of specified indemnification obligations. Xoom.com will account for this acquisition as a purchase.


    On September 13, 1999, Xoom.com entered into a strategic alliance with SNAP and ValueVision which is described on page 121.


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RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

    The following table presents consolidated statement of operations data for the periods indicated as a percentage of total net revenue. From inception through December 31, 1996, Xoom.com had no net revenue as operations were limited and consisted primarily of start-up activities.

                                                                                                YEAR ENDED DECEMBER
                                                                                                        31,
                                                                                                --------------------
                                                                                                  1997       1998
                                                                                                ---------  ---------
Net revenue:
  E-commerce..................................................................................       38.9%      67.1%
  Advertising.................................................................................        7.1       25.8
  License fees and other......................................................................       54.0        7.1
                                                                                                ---------  ---------
Total net revenue.............................................................................      100.0      100.0
Cost of net revenue(1):
  Cost of e-commerce..........................................................................       20.3       42.6
  Cost of license fees and other..............................................................       17.6        0.5
                                                                                                ---------  ---------
Cost of net revenue...........................................................................       37.9       43.1
                                                                                                ---------  ---------
Gross profit..................................................................................       62.1       56.9
Operating expenses:
  Operating and development...................................................................      136.8       46.2
  Sales and marketing.........................................................................       34.7       34.1
  General and administrative..................................................................       85.7       40.5
  Purchased in-process research and development...............................................         --        9.5
  Amortization of deferred compensation.......................................................       29.5       17.0
  Amortization of intangible assets...........................................................         --       22.1
  Non-recurring charges.......................................................................      147.8         --
                                                                                                ---------  ---------
Total operating expenses......................................................................      434.5      169.4
                                                                                                ---------  ---------
Loss from operations..........................................................................     (372.4)    (112.5)
Other income, net.............................................................................         --        0.6
Interest expense related to warrant...........................................................         --      (17.9)
                                                                                                ---------  ---------
Net loss......................................................................................     (372.4)%    (129.8)%
                                                                                                ---------  ---------
                                                                                                ---------  ---------

------------------------

(1) There were no material costs of advertising revenue during the years ended December 31, 1997 and 1998.

    NET REVENUE

    Xoom.com began generating net revenue in the first quarter of 1997. Xoom.com's total net revenue increased to $8.3 million in the year ended December 31, 1998 from $841,000 in the year ended December 31, 1997. Net revenue is composed of e-commerce product sales, which includes outbound shipping and handling fees, advertising revenue, license fees and other revenue. The increase in net revenue was primarily due to the following four factors:

    - the expansion of its membership base;

    - an increase in the frequency of e-mail offerings and broader product offerings, which resulted in an increase in product sales through e-commerce;

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    - an increase in Web-based advertising, Xoom.com's higher Web site traffic increased its attractiveness to advertisers; and

    - to a lesser extent, an increase in license fees.

    No customer accounted for more than 10% of total net revenue for the year ended December 31, 1998, and one licensing customer accounted for 12% of total net revenue for the year ended December 31, 1997.

    E-COMMERCE REVENUE

    E-commerce revenue increased to $5.6 million in the year ended December 31, 1998 from $327,000 in the year ended December 31, 1997. The increase in net revenue was primarily due to the expansion of its membership base, which resulted in an increase in product sales, as well as expansion of the breadth of products offered. The percentage of its total net revenue attributable to e-commerce revenue increased to 67.1% in the year ended December 31, 1998 from 38.9% in the year ended December 31, 1997. Xoom.com expects e-commerce revenue to continue to account for a large percentage of net revenue as Xoom.com expands its product offerings and increases its direct e-commerce response rates through better member demographic information and targeting of product offers.

    Xoom.com believes that offering its customers attractive prices is an essential component of its business strategy. Xoom.com may in the future increase the discounts Xoom.com offers its customers and may otherwise alter its pricing structures and policies. Xoom.com anticipates that any increase in discounts or price reductions will reduce gross margins below those Xoom.com experienced for the years ended December 31, 1998 and 1997.

    ADVERTISING REVENUE

    Advertising revenue increased to $2.1 million in the year ended December 31, 1998 from $60,000 in the year ended December 31, 1997. The increase in advertising revenue is primarily a result of the increase in Xoom.com's membership, site traffic and expansion of its advertising sales force. The percentage of Xoom.com's total net revenue attributable to advertising revenue increased to 25.8% in the year ended December 31, 1998 from 7.1% in the year ended December 31, 1997.

    LICENSE FEES AND OTHER REVENUE

    License fees and other revenue increased to $592,000 in the year ended December 31, 1998 from $454,000 in the year ended December 31, 1997. The increase in license fees and other revenue is primarily a result of additional clip art and other utilities Xoom.com was able to license to third parties. The percentage of its total net revenue attributable to license fees decreased to 7.1% in the year ended December 31, 1998 from 54% in the year ended December 31, 1997. As Xoom.com expands its e-commerce and advertising revenue, license fees and other revenue will continue to represent a smaller percentage of net revenue.

    COST OF NET REVENUE

    Gross margins decreased to 56.9% in the year ended December 31, 1998 from 62.1% in the year ended December 31, 1997, as a result of the increase in e-commerce revenue as a percentage of total net revenue. As a percentage of total net revenue, the cost of e-commerce increased to 42.6% of net revenue in the year ended December 31, 1998 from 20.3% of net revenue in the year ended December 31, 1997. There were no material costs of net revenue associated with advertising.

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    COST OF E-COMMERCE REVENUE

    Cost of e-commerce consists primarily of the costs of merchandise sold to customers, credit card commissions, product fulfillment, and outbound shipping and handling costs. Cost of e-commerce was $3.5 million and $171,000 for the years ended December 31, 1998 and 1997, respectively. As a percentage of e-commerce revenue, the cost of e-commerce was 63.4% and 52.3% for the years ended December 31, 1998 and 1997, respectively. The increase was primarily attributable to the fact that in 1998 Xoom.com broadened its product offerings. Xoom.com's new product offerings included items with higher costs than in the prior year.

    COST OF LICENSE FEES AND OTHER REVENUE

    Cost of license fees and other consists primarily of royalties on net revenue from license fees. Cost of license fees was $42,000 and $148,000 for the years ended December 31, 1998 and 1997, respectively. As a percentage of license fees and other, cost of license fees and other were 7.2% and 32.7% for the years ended December 31, 1998 and 1997, respectively. Cost of license fees and other for the year ended December 31, 1997 included $81,000 in amortization of prepaid royalties related to a product that Xoom.com discontinued in the fourth quarter of 1997.

    The mix of products Xoom.com sells will impact its gross margins and the overall mix of e-commerce revenue, advertising revenue and license and other fees. Xoom.com typically recognizes higher gross margins on advertising revenue and license and other fees, which are expected to comprise a lower percentage of total net revenue in the future. Therefore, Xoom.com expects shifts in the mix of sales will adversely impact its overall gross margin and could materially adversely impact its business, results of operations and financial condition.

    OPERATING AND DEVELOPMENT EXPENSES

    Operating and development expenses consist primarily of payroll and related expenses for development and network operations personnel and consultants, costs related to systems infrastructure including Web site hosting, and costs of acquired content to enhance its Web site. Operating and development expenses increased to $3.8 million in the year ended December 31, 1998 from $1.2 million in the year ended December 31, 1997, and $266,000 in the period from April 16, 1996 through December 31, 1996. From inception to the year ended December 31, 1997, apart from its Web site, Xoom.com incurred approximately $300,000 in costs relating to the development of a home office software product, which was subsequently abandoned due to low sales volume. From June 30, 1997 to December 31, 1998, the absolute dollar increases from quarter to quarter in operating and development expenses were primarily attributable to increases in the number of personnel and associated costs related to enhancing the functionality and content of its Web site. Operating and development costs decreased as a percentage of total net revenue to 46.2% in the year ended December 31, 1998 from 136.8% in the year ended December 31, 1997.

    Xoom.com believes operating and development expenses will increase significantly in the future, especially in relation to Web site hosting costs, as its membership grows, thus requiring additional bandwidth to support the many free services offered to members. Xoom.com believes that it will need to make significant investments in its Web site to remain competitive. Therefore, Xoom.com expects that its operating and development expenses will continue to increase in absolute dollars for the foreseeable future.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses consist primarily of payroll and related expenses for personnel engaged in sales, marketing, publishing and customer support, as well as advertising and promotional expenditures. Sales and marketing expenses increased to $2.8 million in the year ended December 31,

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1998 from $292,000 in the year ended December 31, 1997, and $24,000 in the period from April 16, 1996 to December 31, 1996. The absolute dollar increases from period to period in sales and marketing expenses were primarily attributable to increased personnel and related expenses required to implement its sales and marketing strategy as well as increased public relations and other promotional expenses. Sales and marketing costs decreased as a percentage of total net revenue to 34.1% in the year ended December 31, 1998 from 34.7% in the year ended December 31, 1997. Xoom.com expects to continue hiring additional personnel and to pursue a branding and marketing campaign. Therefore, Xoom.com expects marketing and sales expenses to increase significantly in absolute dollars.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, business development, human resources, investor relations, facilities and administration, as well as legal fees, and fees for professional services and directors. General and administrative expenses increased to $3.4 million in the year ended December 31, 1998 from $721,000 in the year ended December 31, 1997, and $150,000 from April 16, 1996 to December 31, 1996. The absolute dollar increases from period to period in general and administrative expenses were primarily due to increases in the number of general and administrative personnel, professional services, directors fees and facility expenses to support the growth of its operations. General and administrative expenses decreased as a percentage of total net revenue to 40.5% in the year ended December 31, 1998 from 85.7% in the year ended December 31, 1997. General and administrative expenses as a percentage of net revenue have decreased because of the growth in net revenue. Xoom.com expects general and administrative expenses to increase in absolute dollars in future periods as Xoom.com expands its staff, incurs additional costs related to its operations, and is subject to the requirements of being a publicly traded company.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

    For the year ended December 31, 1998, Xoom.com recognized charges to operations for purchased in-process research and development of $330,000 in connection with the acquisition of Paralogic Corporation, $330,000 in connection with the purchase of selected assets of Revolutionary Software and $130,000 in connection with the acquisition of Pagecount. Xoom.com did not recognize such charges for the year ended December 31, 1997 or for the period from April 16, 1996 through December 31, 1996.

    In connection with the Paralogic Corporation acquisition, Xoom.com acquired Paralogic Corporation's base of chat members, called the ParaChat Personal Network, as well as the rights to use the underlying chat technology, called ParaChat Personal. ParaChat Personal is designed to provide Web sites with an option to offer chat technology without requiring Web site hosts to buy the software, maintain or upgrade the software, or learn any additional skills beyond what is necessary to construct a Web site. The chat software is maintained on Xoom.com's server and the Web site host is provided bits of source code or "tags" that are incorporated into the Web site. The tags interface via the Internet with the ParaChat server, and thus provide the Web site with chat capabilities. In exchange for the free service, the Web site host allows banner advertising on its site.

    As of the time of acquisition, ParaChat Personal was not completely functional as a commercially viable product. The nature, amount and timing of the remaining estimated efforts necessary to develop the acquired, incomplete ParaChat Personal technology into a commercially viable product included:

    - REMOTE DATABASE AUTHENTICATION: The chat server used a very simple flat-file database to maintain authentication information. In order to allow users to control their own password and user information, it was necessary to design a protocol using the Java programming language. This language enabled the chat server to remotely query an external Oracle database through

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      the Internet to retrieve and modify information relating to the user and the chat room, e.g., the topic of discussion.

    - CREATION OF NEW CHAT CLIENT: The chat software is comprised of two parts: the client and the server. Although the server claimed compatibility with Internet Standard RFC1459, this feature was not useable on a commercial basis. Internet Standard RFC1459 is a standard message format for Internet relay chat, allowing usage on multiple platforms. The server functioned only with the limited ParaChat Personal client, which did not allow for configuration or reconfiguration by the end-user to match the look and feel of an existing Web site. In order to allow deployment on an existing site, it was necessary to create an entirely new client that consisted of various building blocks that could be composed by the end-user using HTML. These building blocks would then use a Java-based communication protocol to communicate with each other and coordinate communication with the chat server. Since the Java-based communication protocol is not well defined, and differs between browser implementations, a substantial amount of additional software development was required, particularly because no comparable client exists in the market today.

    - CONTROL INTERFACE: The acquired ParaChat Personal network did not allow users to control or administer their chat room in any way, e.g., eject abusive users, close the chat room or even specify a discussion topic. The enhancements necessary to make these features available, and to allow them to be maintained and administered via the central authentication database were complex and required significant additional development.

    - ADVANCES IN BROWSER TECHNOLOGY: In addition to the above modifications and other maintenance modifications and bug fixes, the rapid advances in Web browser technology implied continuous implementation of new features to exploit new browser technologies.

    As of the date of the technology's valuation, Xoom.com estimated that 55% of the research and development effort had been completed at the date of acquisition and expected the remaining research and development efforts relating to the completion of the ParaChat Personal technology would require approximately six months of effort from the date of valuation through its release date of September 1, 1998. Xoom.com estimated that three full-time engineers would be required to complete the in-process projects. These projects included the use of one full-time engineer for six months to work on the external database connectivity efforts, one full-time engineer for six months to work on the client layout efforts, and one full-time engineer for six months to work on the management and control interface efforts. Accordingly, it was determined that total estimated research and development costs-to-complete for the ParaChat Personal in-process project were $112,500. Xoom.com completed the project by the scheduled date and the actual costs of completion were not materially different than estimated.

    As of the date of valuation, Xoom.com expected the benefit of the acquired project to begin immediately after the estimated completion date. Xoom.com expected that the in-process project would be developed to technological feasibility concurrent with the September 1998 release date. Xoom.com has demonstrated the ability to implement the on-going research and development on time and on budget.

    The technology that Xoom.com acquired from Revolutionary Software was a Web-based e-mail technology known as SiteMail. This in-process Web-based e-mail technology was designed to allow users to receive and send e-mail through the Internet using a Web browser. Since the technology was Web-based, it would allow for the integration of e-mail functionality into Web sites and would be accessible by any Web-connected device anywhere in the world. Furthermore, by integrating e-mail into a specific site, it would force the subscriber to visit that site to access e-mail, thereby increasing traffic. In addition, when users apply for e-mail accounts at Web sites offering SiteMail, they are given the domain name of that Web site or company. The personalization of the domain name in an e-mail address has become an innovative way of promoting a company's name or Web site.

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
    As of the date of acquisition, SiteMail was in the alpha testing stage of development and required the resolution of scalability technological hurdles in order to complete the technology. In addition to the scalability issues, the following functionality requirements also needed to be addressed by on-going research and development efforts:

    - improving the user interface;

    - connecting the e-mail server with external databases;

    - completing spam detection and filtering functions; and

    - completing security enhancements for Unix Internet applications.

    As of the date of acquisition, Xoom.com estimated that approximately 50% of the research and development effort had been completed and expected the remaining research and development efforts relating to the completion of the SiteMail technology to continue from the date of acquisition through the release date of November 1998. The remaining development effort was estimated to require approximately 4.5 months of engineering effort. Xoom.com estimated that 3.5 full-time developers would be required to complete this project. The total cost of remaining development was estimated to be approximately $98,000. Xoom.com completed the project by the scheduled date and the actual costs of completion were not materially different than estimated.

    In connection with the Pagecount acquisition, Xoom.com acquired a Web page counter product, titled Pagecount. This product is a banner page counter that tracks the number of visitors that view a member's site. It further breaks down impression statistics, or page views by day, date and time. Other statistics include a list of locations from where the requests originated and the host names of up to 100 visitors. The software is maintained on the Pagecount server and tags are integrated into the Web site which interface with the Pagecount server. In exchange for the use of the Pagecount service, a banner advertisement may be placed on each counter image.

    Specifically, the nature, amount and timing of the remaining estimated efforts necessary to develop the acquired incomplete Pagecount technology into a commercially viable product included:

    - STAGE OF DEVELOPMENT: As of the date of the transactions, Pagecount was not yet able to handle large usage volumes and was only able to maintain statistical information for small members experiencing low levels of traffic. In addition, Pagecount did not have an advertising delivery capability and, historically, advertisements had to be superimposed onto the Web site by a human operator. This is a very inefficient method of placing advertisements onto Web sites and as volume increases it would be impossible to maintain the advertising inventory. At the date of valuation, Pagecount was developing an advertising delivery system that would maximize the advertising inventory being generated. Furthermore, additional development was required to integrate the Pagecount technology into its infrastructure in order for it to be compatible with its network.

    - ADDITIONAL RESEARCH AND DEVELOPMENT REQUIRED: Ultimately the most significant research and development efforts related to the remaining engineering of the Pagecount server to permit

       (A) advertisers in the network access to industry-standard reports;

       (B) advertisements to be placed into the network using industry standard delivery software; and

       (C) users to attain enhanced reporting and credit for having displayed a large number of banners, perhaps as a banner exchange offering.

    Xoom.com estimated that approximately 55% of the research and development effort had been completed at the date of acquisition and expected the remaining research and development efforts

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
relating to the completion of the Pagecount technology to continue from the date of acquisition through the release date of mid-December 1998. The remaining development effort at the date of acquisition was estimated to require approximately five months of engineering effort. Xoom.com estimated that 2.5 full-time developers would be required to complete this project. The total estimated remaining development effort equates to a total cost to complete of approximately $78,000. Xoom.com completed the project by the scheduled date and the actual costs of completion were not materially different than estimated.

    AMORTIZATION OF DEFERRED COMPENSATION

    Deferred compensation expense reflects the amortization of stock compensation charges resulting from stock options and restricted stock purchase agreements. Stock compensation charges increased to $1.4 million for the year ended December 31, 1998 from $248,000 for the year ended December 31, 1997. This increase was primarily attributable to the modification of some options, which required Xoom.com to accelerate the amortization of the related deferred compensation, which occurred during the quarter ended June 30, 1998, as well as an increase in the number of options Xoom.com granted to employees and consultants.

    AMORTIZATION OF INTANGIBLE ASSETS

    Amortization of intangible assets totaled $1.8 million for the year ended December 31, 1998. This amount represents amortization of intangible assets and goodwill resulting from its acquisitions of Paralogic, Global Bridges and Pagecount and the purchase of selected assets of Revolutionary Software, amortized over periods ranging from 24 to 42 months.

    Xoom.com has determined that, in relation to the intangible assets and based on general and specific analysis, 2 to 3.5 year estimated useful lives are appropriate. In general, the Internet is characterized by rapid technological change, changes in users and customer requirements and preferences, frequent new product and service introductions and the emergence of new industry standards and practices.

    The market for community-based direct selling channels on the Internet is new and rapidly evolving and competition for members, consumers, visitors and advertisers is intense. In addition, Xoom.com attracts members to its Web site with a variety of free services, including home pages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, online greeting cards and page counters. In order to continue attracting members using these various methods, the free services must be constantly updated and improved.

    With respect to the purchased technology associated with all business and technology acquisitions, Xoom.com considered the effects of obsolescence, demand, competition, and other economic factors. Due to the rapid technological change involved in the Internet, Xoom.com estimated that new technologies would replace the intangible assets relating to the purchased technology within a 2 to
3.5 year period.

    With respect to the goodwill associated with all of the acquisitions, Xoom.com considered the effects of obsolescence, demand, competition, other economic factors and expected actions of competitors and others. Based on these considerations, Xoom.com determined the positive effect of the acquisitions, and therefore the life of the goodwill, to be from 24 to 42 months.

    With respect to the intangible assets associated with Global Bridges, Pagecount, Revolutionary Software, and ArcaMax, Xoom.com considered the competition for users of electronic mail, Web page counters, and online greeting card services. Xoom.com also considered the fact that they provide free e-mail and online greeting card services to all members. Xoom.com expects to generate revenue from advertising and direct e-commerce to such users. The competition for these users is intense and

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Xoom.com expects that within two years Xoom.com or its competitors will develop new technologies that will render the existing products obsolete. The obsolescence of its existing technologies, without the introduction of new products, could result in a loss of members. As a result, Xoom.com determined the positive effect of the Global Bridges, Pagecount, Revolutionary Software and ArcaMax transactions, and therefore the life of intangible assets, to be from 24 to 42 months.

    NON-RECURRING CHARGES

    Non-recurring charges totaled approximately $1.2 million in the year ended December 31, 1997. These charges consisted of a $243,000 write-off of costs associated with a discontinued product, and a $1.0 million provision for a legal dispute for a copyright infringement claim from Imageline relating to some of the clip art images that Xoom.com had licensed from an unrelated third party. This litigation might subject Xoom.com to significant liability for damages which could have a material adverse impact on its business, results of operations, cash flows and financial condition. This might result in invalidation of its proprietary rights. Even if the suit is without merit, it could be time consuming and expensive to defend, and this could result in the diversion of management time and attention, any of which might have a material adverse impact on its business, results of operations, cash flows and financial condition.

    INCOME TAXES

    There was no provision for federal or state income taxes for any period as Xoom.com has incurred operating losses. As of December 31, 1998, Xoom.com had net operating loss carryforwards for federal income tax purposes of approximately $4.9 million. Xoom.com cannot assure you that it will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards will expire at various dates beginning in fiscal year 2011 through 2018 if Xoom.com does not use them. Due to the "change of ownership" provisions of the Internal Revenue Code, the availability of Xoom.com's net operating loss and credit carryforwards will be subject to an annual limitation against taxable income in future periods if the transactions are consummated.

    NET LOSS

    Xoom.com's net loss for the year ended December 31, 1998 was $10.8 million and it was $3.1 million for the year ended December 31, 1997. The increase in the net loss was a result of an increase in operating expenses which were $14.1 million in the year ended December 31, 1998, compared to $3.7 million in the year ended December 31, 1997. The operating expenses in the year ended December 31, 1998 included amortization of goodwill and other intangible assets of $1.8 million related to acquisitions, and amortization of deferred compensation of $1.4 million. The operating expenses in the year ended December 31, 1997 also included amortization of deferred compensation of $248,000 and non-recurring charges of $1.2 million. The expenses in the year ended December 31, 1998 were partially offset by revenues of $8.3 million. The expenses in the year ended December 31, 1997 were partially offset by revenues of $841,000.

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    THREE AND SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE THREE AND SIX
     MONTHS ENDED JUNE 30, 1998

    The following table presents consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                          JUNE 30,              JUNE 30,
                                                                    --------------------  --------------------
                                                                      1998       1999       1998       1999
                                                                    ---------  ---------  ---------  ---------
Net revenue:
    E-commerce....................................................       67.4%      50.5%      71.5%      54.2%
    Advertising...................................................       15.9       49.2       13.8       45.4
    Licensing.....................................................       16.7        0.3       14.7        0.4
                                                                    ---------  ---------  ---------  ---------
          Total net revenue.......................................      100.0      100.0      100.0      100.0
Cost of net revenue(1):
    Cost of e-commerce............................................       36.2       40.0       35.0       42.5
    Cost of advertising revenue...................................         --        1.1         --        0.7
    Cost of licensing.............................................        1.1         --        1.1         --
                                                                    ---------  ---------  ---------  ---------
  Cost of net revenue.............................................       37.3       41.1       36.1       43.2
                                                                    ---------  ---------  ---------  ---------
Gross profit......................................................       62.7       58.9       63.9       56.8
Operating expenses:
    Operating and development.....................................       45.0       23.8       52.6       24.7
    Sales and marketing...........................................       26.5       78.2       28.0       68.8
    General and administrative....................................       45.8       31.3       42.8       33.5
    Purchased in-process research and development.................       42.4        2.7       31.5        3.7
    Amortization of deferred compensation.........................       19.2       39.9       25.7       23.8
    Amortization of intangible assets.............................       20.2       22.1       13.5       21.0
                                                                    ---------  ---------  ---------  ---------
          Total operating expenses................................      199.1      198.0      194.1      175.5
                                                                    ---------  ---------  ---------  ---------
Loss from operations..............................................     (136.4)    (139.1)    (130.2)    (118.7)
Other income, net.................................................        0.1       35.8         --       26.9
                                                                    ---------  ---------  ---------  ---------
Net loss..........................................................     (136.3)%    (103.3)%    (130.2)%     (91.8)%
                                                                    ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------

------------------------

(1) There were no material costs of advertising revenue during 1998.

    NET REVENUE

    Total net revenue for the three months ended June 30, 1999 was $6.5 million, an increase of approximately $4.8 million over revenues of $1.7 million for the three months ended June 30, 1998. Total net revenue for the six months ended June 30, 1999 was $10.9 million, an increase of approximately $8.3 million over revenues of $2.6 for the six months ended June 30, 1998. The increases in both the three-month and six-month periods were primarily due to the following three factors:

    - the expansion of Xoom.com's membership base;

    - an increase in the frequency of e-mail offerings and broader product offerings, which resulted in an increase in product sales through e-commerce; and

    - an increase in Web-based advertising--Xoom.com's higher Web site traffic increased its attractiveness to advertisers.

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    E-COMMERCE REVENUE

    E-commerce revenue increased to $3.3 million in the three months ended June 30, 1999 from $1.2 million in the three months ended June 30, 1998. E-commerce revenue increased to $5.9 million in the six months ended June 30, 1999 from $1.8 million in the six months ended June 30, 1998. The increases in net revenue in both periods are primarily due to the expansion of Xoom.com's membership base, which resulted in an increase in product sales, as well as expansion of the breadth of products offered. The percentage of Xoom.com's total net revenue attributable to e-commerce revenue decreased to 50.5% in the three months ended June 30, 1999 from 67.4% in the three months ended June 30, 1998. The percentage of Xoom.com's total net revenue attributable to e-commerce revenue decreased to 54.2% in the six months ended June 30, 1999 from 71.5% in the six months ended June 30, 1998. The decreases in both periods were due to the fact that advertising revenue grew at a more rapid rate than e-commerce revenue during the three and six months ended June 30, 1999 as compared to the three and six months ended June 30, 1998. Xoom.com expects e-commerce revenue to continue to account for a large percentage of net revenue as it expands its product offerings and increases its direct e-commerce response rates through better member demographic information and targeting of product offers.

    Xoom.com believes that offering its customers attractive prices is an essential component of its business strategy. Xoom.com may in the future increase the discounts offered to its customers and may otherwise alter its pricing structures and policies. Xoom.com anticipates that any increase in discounts or price reductions will reduce gross margins below those it experienced for the three and six months ended June 30, 1999 and 1998.

    ADVERTISING REVENUE

    Advertising revenue increased to $3.2 million in the three months ended June 30, 1999 from $272,000 in the three months ended June 30, 1998. Advertising revenue increased to $5.0 million in the six months ended June 30, 1999 from $355,000 in the six months ended June 30, 1998. The percentage of Xoom.com's total net revenue attributable to advertising revenue increased to 49.2% in the three months ended June 30, 1999 from 15.9% in the three months ended June 30, 1998. The percentage of Xoom.com's total net revenue attributable to advertising revenue increased to 45.4% in the six months ended June 30, 1999 from 13.8% in the six months ended June 30, 1998. The increases in advertising revenue in each period in both absolute dollars and in percentage of net revenue are primarily a result of the increase in Xoom.com's membership, increased site traffic, and expansion of its advertising sales force. As Xoom.com's membership base continues to grow and the demand for advertising on its Web-site remains strong, Xoom.com can expect that its advertising revenues will continue to represent a large percentage of its overall net revenue.

    LICENSE FEES AND OTHER REVENUE

    Licensing revenue decreased to $18,000 in the three months ended June 30, 1999 from $287,000 in the three months ended June 30, 1998. Licensing revenue decreased to $39,000 in the six months ended June 30, 1999 from $376,000 in the three months ended June 30, 1998. As Xoom.com expands its e-commerce and advertising revenue, it can expect that licensing revenue will continue to represent a small percentage of net revenue.

    COST OF NET REVENUE

    Gross margins decreased to 58.9% in the three months ended June 30, 1999 from 62.7% in the three months ended June 30, 1998. Gross margins decreased to 56.8% in the six months ended June 30, 1999 from 63.9% in the six months ended June 30, 1998. Both decreases were a result of a change in the overall product mix. In the three and six months ended June 30, 1999, Xoom.com began

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selling a broader range of products than in the three and six months ended June
30, 1998. The new product mix includes higher priced items, such as digital versatile disks and digital cameras, that have lower gross margin percentages.

    COST OF E-COMMERCE REVENUE

    Cost of e-commerce revenue consists primarily of the costs of merchandise sold to customers, credit card commissions, product fulfillment, and outbound shipping and handling costs. Cost of e-commerce was $2.6 million for the three months ended June 30, 1999 and it was $621,000 for the same period ended June 30, 1998. Cost of e-commerce revenue was $4.6 million for the six months ended June 30, 1999 and it was $899,000 for the same period ended June 30, 1998. As a percentage of e-commerce revenue, the cost of e-commerce was 79.1% for the three months ended June 30, 1999 and it was 53.7% for the same period ended June 30, 1998. As a percentage of e-commerce revenue, the cost of e-commerce was 78.4% for the six months ended June 30, 1999 and it was 49.0% for the same period ended June 30, 1998. The increase was primarily attributable to the fact that in 1999 Xoom.com broadened its product offerings. Xoom.com's new product offerings included items with higher costs than in the prior year.

    COST OF ADVERTISING REVENUE

    Cost of advertising revenue consists primarily of revenue share amounts Xoom.com pays its customers for advertising sold on co-branded sites. Cost of advertising revenue was $75,000 in the three and six months ended June 30, 1999 and it was $0 in the same periods ended June 30, 1998. This increase is primarily a result of an increased demand for advertising on co-branded sites, and the expansion of Xoom.com's advertising and business development sales forces.

    COST OF LICENSING REVENUE

    Cost of licensing revenue consists primarily of royalties on net revenue from license fees. Cost of licensing revenue was $0 for the three months ended June 30, 1999 and it was $19,000 for the same period ended June 30, 1998. The costs of licensing revenue were $0 during the six months ended June 30, 1999 and $27,000 during the same period ended June 30, 1998. Xoom.com expects that the cost of licensing revenue should continue to be a small percentage of total cost of revenues.

    The mix of products Xoom.com sells will impact its gross margins and the overall mix of e-commerce revenue, advertising revenue and licensing revenue. Xoom.com typically recognizes higher gross margins on advertising revenue and licensing revenue. Xoom.com expects that shifts in the mix of sales could adversely impact its overall gross margin and could materially adversely impact its business, results of operations and financial condition.

    OPERATING AND DEVELOPMENT EXPENSES

    Operating and development expenses consist primarily of payroll and related expenses for development and network operations personnel and consultants, costs related to systems infrastructure including Web site hosting, and costs of acquired content to enhance the Xoom.com Web site. Operating and development expenses increased to $1.6 million in the three months ended June 30, 1999 from $773,000 in the three months ended June 30, 1998. Operating and development expenses increased to $2.7 million in the six months ended June 30, 1999 from $1.3 million in the six months ended June 30, 1998. Xoom.com believes operating and development expenses will increase significantly in the future, especially in relation to Web site hosting costs, as its membership grows, thus requiring additional bandwidth to support the many free services offered to members. Xoom.com believes that it will need to make significant investments in its Web site to remain competitive. Therefore, Xoom.com

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expects that its operating and development expenses will continue to increase in absolute dollars for the foreseeable future.

    Operating and development costs decreased as a percentage of total net revenue to 23.8% in the three months ended June 30, 1999 from 45.0% in the three months ended June 30, 1998. Operating and development costs decreased as a percentage of total net revenue to 24.7% in the six months ended June 30, 1999 from 52.6% in the six months ended June 30, 1998. The decreases in operating and development expense as a percentage of total revenue in both periods was due to the overall growth in net revenue.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses consist primarily of payroll and related expenses for personnel engaged in sales, marketing, publishing and customer support, as well as advertising and promotional expenditures. Sales and marketing expenses increased to $5.1 million in the three months ended June 30, 1999 from $455,000 in the three months ended June 30, 1998. Sales and marketing expenses increased to $7.5 million in the six months ended June 30, 1999 from $717,000 in the six months ended June 30, 1998. The absolute dollar increases from period to period in sales and marketing expenses were primarily attributable to increased personnel and related expenses required to implement Xoom.com's sales and marketing strategy as well as increased public relations and other promotional and advertising expenses. Additionally, in connection with the proposed business combination of Xoom.com, SNAP and the NBC contributed Internet assets, Xoom.com incurred a $424,000 charge related to the cancellation of an advertising contract in the three and six months ended June 30, 1999. Xoom.com expects to continue hiring additional personnel and to pursue a branding and marketing campaign. Therefore, Xoom.com expects marketing and sales expenses to continue to increase significantly in absolute dollars.

    Sales and marketing expenses increased as a percentage of total net revenue to 78.2% in the three months ended June 30, 1999 from 26.5% in the three months ended June 30, 1998. Sales and marketing expenses increased as a percentage of total net revenue to 68.8% in the six months ended June 30, 1999 from 28.0% in the six months ended June 30, 1998. The increase in sales and marketing expenses as a percentage of total revenue in both periods is due to the hiring of new sales and marketing personnel and other promotional and advertising expenses.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist primarily of payroll and related expenses for general corporate functions, including finance, accounting, business development, human resources, investor relations, facilities and administration, as well as legal fees, insurance, and fees for professional services and directors. General and administrative expenses increased to $2.0 million in the three months ended June 30, 1999 from $785,000 in the three months ended June 30, 1998. General and administrative expenses increased to $3.7 million in the six months ended June 30, 1999 from $1.1 million in the six months ended June 30, 1998. The absolute dollar increases from period to period in general and administrative expenses were primarily due to increases in the number of general and administrative personnel, professional services, directors' fees and facility expenses to support the growth of Xoom.com's operations. Xoom.com expects general and administrative expenses to increase in absolute dollars in future periods as it expands its staff and incurs additional costs related to its operations.

    General and administrative expenses decreased as a percentage of total net revenue to 31.3% in the three months ended June 30, 1999 from 45.8% in the three months ended June 30, 1998. General and administrative expenses decreased as a percentage of total net revenue to 33.5% in the six months ended June 30, 1999 from 42.8% in the six months ended June 30, 1998. The decreases in operating and development expenses as a percentage of total revenue in both periods were due to the overall growth in net revenue.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

    For the three months ended June 30, 1999 Xoom.com recognized the cost of purchased in-process research and development of $2,603,000 in connection with the acquisitions of MightyMail Networks, Inc. and Paralogic Software Corporation, and for the same period ended June 30, 1998 Xoom.com recognized $330,000 in connection with the acquisition of Paralogic Corporation. For the six months ended June 30, 1999 Xoom.com recognized the cost of purchased in-process research and development of $2,603,000 in connection with the acquisitions of MightyMail Networks, Inc. and Paralogic Software Corporation, and for the same period ended June 30, 1998 Xoom.com recognized $660,000 in connection with the acquisitions of Paralogic Corporation and the purchase of selected assets of Revolutionary Software, Inc.

    MIGHTYMAIL NETWORKS, INC.

    In connection with the MightyMail Networks acquisition, Xoom.com acquired MightyMail Networks' e-mail platform. The MightyMail platform allows branding material and marketing content to be placed within person-to-person e-mail that is sent by individuals to individuals. The MightyMail application runs on an Oracle database and Unix operating system. All the application code is written using Java servlets, which are Java applets that run within a Web server environment. The MightyMail application uses a three-tiered architecture common to most Internet applications: an interface layer, an application layer, and a database layer. In addition, MightyMail uses a custom mail agent that links into a standard mail transfer agent. In the future, Xoom.com expects that this custom mail agent will be useable by any standard mail protocol for users who wish to run the MightyMail application in their own mail environment.

    At the time of the acquisition, version 1.0 of the MightyMail technology was functional as a commercially viable product. However, the current product has various e-mail options and is not a truly customizable product with a rich library of content or business user interface. In fact, version 1.0 is approximately half of the true customizable, rich-e-mail product originally intended to be developed. At the time of the acquisition, MightyMail Networks was developing a second version of the MightyMail Networks technology, which was not completely functional as a commercially viable product. Version 2.0 of the MightyMail technology will be fully customizable, have access to a rich library of content, have the ability to add surveys, be compatible with corporate servers, have e-mail wizards, allow end-users to create their own content and enable the inclusion of photographs.

    The nature of the remaining estimated efforts necessary to develop version
2.0 of the MightyMail technology include:

    - Integration with Xoom.com's existing webmail system. This integration will bring MightyMail capabilities, which includes the ability to compose rich e-mail, to Xoom.com's existing account holders, which now exceed 700,000 users.

    - Re-architecting of the MightyMail platform to be technically compatible with the Xoom.com technology infrastructure. The primary compatibility issue will be the integration of Apache Web server technology in place of the current Java Web Server from Sun Microsystems.

    As of the date of the technology's valuation, Xoom.com estimated that 50% of the research and development effort had been completed at the date of acquisition and expected the remaining research and development efforts relating to the completion of the version 2.0 MightyMail technology would require approximately six months of effort from the date of valuation through its release date in the fourth quarter of 1999. Xoom.com estimated that three full-time engineers would be required to complete the in-process projects. These projects included the use of one full-time engineer for six months to work on the Apache Web server integration efforts, and two full-time engineers for 6 months to work on the MightyMail/Xoom.com e-mail integration efforts. Accordingly, Xoom.com has estimated that the total estimated research and development costs to complete MightyMail version 2.0 are $170,000. Xoom.com anticipates completion of the project in the fourth quarter of 1999.

    PARALOGIC SOFTWARE CORPORATION

    In connection with the Paralogic Software Corporation acquisition, Xoom.com acquired Paralogic Software Corporation's product Anexa.com, a combination of Web site authoring and community building tools that allows users to instantly create comprehensive Web sites featuring multi-media albums, discussion forums, events, chat, news announcements, classified ads, guest books, membership databases and community administration. In connection with this acquisition Xoom.com also obtained ParaChat Professional, a chat software that is licensed to individuals and businesses. This software is hosted by a server and is supported by a staff of engineers, both of which were acquired in conjunction with the Paralogic Software Corporation acquisition. This is in contrast to the purchase of the ParaChat Personal Network, which Xoom.com acquired in connection with the purchase of Paralogic Corporation in March 1998. The ParaChat Personal Network is hosted by Xoom.com, and is based on a free chat service that Xoom.com members can download on to their Web pages.

    At the time of acquisition, the current versions of Anexa.com and ParaChat Professional did not represent the more robust, feature-rich products that Paralogic Software Corporation envisioned and intended to develop in the twelve months following the acquisition date. The future versions of these products are expected to incorporate a number of significant additional features, including enhanced scalability as traffic is added, a relational database management system, support capability, e-mail verification, improved directory services, search capability, instant messaging, file sharing capability, home page publishing, additional administration and management tools, calendar and address book capabilities, polls, gift galleries, greeting cards, voice chat, and white board functionality. The nature of the remaining estimated efforts necessary to develop the acquired, incomplete new versions of Anexa.com and ParaChat Professional into commercially viable products include:

    - ANEXA.COM.  These changes fall into the following categories:

       (A) new features like Paralogic Instant Messenger, support for Uniplanet calendar and support for MightyMail mail;

       (B) feature enhancements and upgrades, like Media Albums Plus to handle MP3 files, moderated message boards and improved event notification;

       (C) user interface enhancements like administration tools; and

       (D) bug fixing.

    - PARACHAT PROFESSIONAL.  These changes fall into the following categories:

       (A) new features like voice chat and chat using HTML, the computer language used to create hypertext documents;

       (B) user interface enhancements and support for moderated events, such as the ability to accept or deny audience questions;

       (C) administration tools, like a filth filter and Chat 911 to help manage abusive behavior in chat rooms;

       (D) support for internationalization; and

       (E) bug fixing.

    As of the date of the technology's valuation, Xoom.com estimated that 17% of the research and development effort had been completed at the date of acquisition and expected the remaining research and development efforts relating to the completion of the new versions of Anexa.com and ParaChat Professional technology would require approximately nine months of effort from the date of valuation through its expected release date of March 2000. These projects include the use of eight engineers, spending 75% of their time on the project, for nine months, to create the new versions of the products, at an estimated total cost to complete of $576,000.

    AMORTIZATION OF DEFERRED COMPENSATION

    Xoom.com has recorded deferred stock compensation charges of $0 during the three months ended June 30, 1999 and Xoom.com recorded charges of $913,000 for the same period ended June 30, 1998. Xoom.com has recorded deferred stock compensation charges of $0 during the six months ended June 30, 1999 and Xoom.com recorded charges of $972,000 for the same period ended June 30, 1998. The deferred compensation charges account for the difference between the exercise price and the deemed fair value of some of the stock options Xoom.com granted to its employees. Xoom.com cannot guarantee that it will not accrue additional charges, which could have a material adverse effect on its business, results of operations and financial condition.

    Deferred compensation reflects the amortization of stock compensation charges resulting from stock options and restricted stock purchase agreements. Xoom.com has recorded amortization of deferred compensation of $175,000 during the three months ended June 30, 1999 and Xoom.com recorded $728,000 during the same period ended June 30, 1998. Xoom.com has recorded amortization of deferred compensation of $405,000 during the six months ended June 30, 1999 and it has recorded $807,000 during the same period ended June 30, 1998.

    AMORTIZATION OF INTANGIBLE ASSETS

    Amortization of intangible assets totaled $1.4 million for the three months ended June 30, 1999 and it was $346,000 for the same period ended June 30, 1998. Amortization of intangible assets totaled $2.3 million for the six months ended June 30, 1999 and it totaled $346,000 for the same period ended June 30, 1998. The additional amounts recorded in the periods ended June 30, 1999 represent amortization of intangible assets and goodwill resulting from Xoom.com's acquisitions of Focused Presence, Inc., MightyMail Networks, Inc., Net Floppy, Inc., and Paralogic Software Corporation, amortized over periods ranging from 36 to 48 months. The amounts recorded in the periods ended June 30, 1998 represent amortization of intangible assets and goodwill resulting from Xoom.com's acquisitions of Paralogic Corporation and Global Bridges Technologies, Inc., and the purchase of certain assets of Revolutionary Software, Inc., amortized over periods ranging from 24 to 42 months.

    For the acquisitions in the periods ended June 30, 1999, Xoom.com has determined the appropriateness of the estimated useful lives related to the intangible assets based on general and specific analysis. In general, the Internet is characterized by rapid technological change, changes in users and customer requirements and preferences, frequent new product and service introductions and the emergence of new industry standards and practices.

    The market for community-based direct selling channels on the Internet is new and rapidly evolving, and competition for members, consumers, visitors and advertisers is intense. In addition, Xoom.com attracts members to its Web site with a variety of free services, including home pages, e-mail, chat rooms, electronic newsletters, clip art and software libraries, online greeting cards and page counters. In order to continue attracting members using these various methods, the free services must be constantly updated and improved.

    With respect to the purchased technology associated with the business and technology acquisitions, Xoom.com considered the effects of obsolescence, demand, competition, and other economic factors.

Due to the rapid technological change involved in the Internet, Xoom.com estimated that new technologies would replace the intangible assets relating to the purchased technology within a 36 to 48 month period.

    With respect to the goodwill associated with all of the acquisitions, Xoom.com considered the effects of obsolescence, demand, competition, other economic factors and expected actions of competitors and others. Based on these considerations, Xoom.com determined the positive effect of the acquisitions, and therefore the life of the goodwill, to be 24 to 48 months.

    OTHER INCOME, NET

    Other income, net represents interest Xoom.com earned on its cash and investments, offset by interest expense Xoom.com paid on its borrowings. Xoom.com has recorded approximately $2.4 million in interest income in the three months ended June 30, 1999 and has recorded $0 in the same period ended June 30, 1998. Xoom.com has recorded approximately $3.0 million in interest income in the six months ended June 30, 1999 and recorded $0 during the same period ended June 30, 1998. This increase was primarily due to the increased cash balances available to invest as a result of Xoom.com's initial public offering in December 1998 and its secondary public offering in April 1999.

    Interest expense represents interest charges related to notes payable and capital leases. Interest expense recorded in the three months ended June 30, 1999 was approximately $35,000 and interest expense during the same period ended June 30, 1998 was $0. Interest expense recorded in the six months ended June 30, 1999 was approximately $65,000 and interest expense during the same period ended June 30, 1998 was $0.

    NET LOSS

    Xoom.com's net loss for the three month period ended June 30, 1999 was $6.7 million, and it was $2.3 million for the same period ended June 30, 1998. Xoom.com's net loss for the six month period ended June 30, 1999 was $10.1 million, and it was $3.3 million for the same period ended June 30, 1998. The increase in the net loss for both periods was a result of additional expenses, primarily in sales and marketing, which were $5.1 million and $7.5 million in the three and six months ended June 30, 1999, compared to $455,000, and $717,000 in the three and six months ended June 30, 1998. Additionally, Xoom.com's net loss for the three and six months ended June 30, 1999 and 1998 included costs resulting from acquisitions such as amortization of goodwill and other intangible assets, and purchased in-process research and development charges. During the three and six months ended June 30, 1999, Xoom.com recorded $1.4 million and $2.3 million for the amortization of goodwill and other intangibles, and Xoom.com recorded $2.6 million related to purchased in-process research and development in both periods. In the three months ended June 30, 1998, amortization related to goodwill and other intangibles was $346,000 and purchased in process research and development charges were $330,000. In the six months ended June 30, 1998, amortization related to goodwill and other intangibles was $346,000 and purchased in process research and development charges were $660,000. The expenses in the three and six months ended June 30, 1999 were partially offset by revenues of $6.5 million and $10.9 million and interest income of $2.4 million and $3.0 million. The expenses in the three and six months ended June 30, 1998 were partially offset by revenues of $1.7 million and $2.5 million.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present consolidated statements of operations data for Xoom.com's ten most recent quarters ended June 30, 1999 in dollars and as a percentage of net revenue. In management's opinion, this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. You should read this information in conjunction with the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that Xoom.com might achieve for any subsequent periods.

                                                           THREE MONTHS ENDED
                                          ----------------------------------------------------
                                          MAR. 31,  JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1997      1997       1997        1997       1998
                                          --------  --------   ---------   --------   --------
Net revenue:
  E-commerce............................  $     9   $    12     $    38    $   268    $   677
  Advertising...........................       --         7          14         39         83
  License fees and other................       20       151         170        113         89
                                          --------  --------   ---------   --------   --------
    Total net revenue...................       29       170         222        420        849
                                          --------  --------   ---------   --------   --------
Cost of net revenue(1):
  Cost of e-commerce....................        4        49          19         99        278
  Cost of advertising...................       --        --          --         --         --
  Cost of license fees..................       82        23          31         12          8
                                          --------  --------   ---------   --------   --------
    Total cost of net revenue...........       86        72          50        111        286
                                          --------  --------   ---------   --------   --------
Gross profit............................      (57 )      98         172        309        563
Operating expenses:
  Operating and development.............      397       350         132        271        576
  Sales and marketing...................       37        83          51        121        262
  General and administrative............      152       130         195        244        316
  Purchased in-process research and
    development.........................       --        --          --         --        330
  Amortization of deferred
    compensation........................        5         6         100        137         79
  Amortization of intangible assets.....       --        --          --         --         --
  Non-recurring charges.................       --       243       1,000         --         --
                                          --------  --------   ---------   --------   --------
    Total operating expenses............      591       812       1,478        773      1,563
                                          --------  --------   ---------   --------   --------
  Loss from operations..................     (648 )    (714)     (1,306)      (464)    (1,000)
  Other income, net.....................       --        --          --         --         --
  Interest expense related to warrant...       --        --          --         --         --
                                          --------  --------   ---------   --------   --------
Net loss................................  $  (648 ) $  (714)    $(1,306)   $  (464)   $(1,000)
                                          --------  --------   ---------   --------   --------
                                          --------  --------   ---------   --------   --------


                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                            1998       1998        1998       1999       1999
                                          --------   ---------   --------   --------   --------
Net revenue:
  E-commerce............................  $ 1,157     $ 1,532    $ 2,216    $ 2,636    $ 3,297
  Advertising...........................      272         598      1,191      1,765      3,210
  License fees and other................      287         170         46         21         18
                                          --------   ---------   --------   --------   --------
    Total net revenue...................    1,716       2,300      3,453      4,422      6,525
                                          --------   ---------   --------   --------   --------
Cost of net revenue(1):
  Cost of e-commerce....................      621       1,067      1,576      2,041      2,607
  Cost of advertising...................       --          --         --          1         75
  Cost of license fees..................       19           7          8          1         --
                                          --------   ---------   --------   --------   --------
    Total cost of net revenue...........      640       1,074      1,584      2,043      2,682
                                          --------   ---------   --------   --------   --------
Gross profit............................    1,076       1,226      1,869      2,379      3,843
Operating expenses:
  Operating and development.............      773       1,209      1,283      1,149      1,551
  Sales and marketing...................      455         853      1,264      2,434      5,104
  General and administrative............      783       1,059      1,208      1,623      2,043
  Purchased in-process research and
    development.........................      330         130         --         --      2,603
  Amortization of deferred
    compensation........................      728         304        305        230        175
  Amortization of intangible assets.....      346         741        756        862      1,442
  Non-recurring charges.................       --          --         --         --         --
                                          --------   ---------   --------   --------   --------
    Total operating expenses............    3,415       4,296      4,816      6,298     12,918
                                          --------   ---------   --------   --------   --------
  Loss from operations..................   (2,339)     (3,070)    (2,947)    (3,919)    (9,075)
  Other income, net.....................       --          17         35        610      2,333
  Interest expense related to warrant...       --          --     (1,494)        --         --
                                          --------   ---------   --------   --------   --------
Net loss................................  $(2,339)    $(3,053)   $(4,406)   $(3,308)   $(6,742)
                                          --------   ---------   --------   --------   --------
                                          --------   ---------   --------   --------   --------

------------------------------

(1) There were no material costs of advertising during 1997 and 1998.

                                                           THREE MONTHS ENDED
                                          ----------------------------------------------------
                                          MAR. 31,  JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1997      1997       1997        1997       1998
                                          --------  --------   ---------   --------   --------
Net revenue:
  E-commerce............................     31.0%      7.1%       17.1%      63.8%      79.7%
  Advertising...........................       --       4.1         6.3        9.3        9.8
  License fees and other................     69.0      88.8        76.6       26.9       10.5
                                          --------  --------   ---------   --------   --------
    Total net revenue...................    100.0     100.0       100.0      100.0      100.0
Cost of net revenue(1):
  Cost of e-commerce....................     13.8      28.9         8.6       23.5       32.8
  Cost of advertising...................       --        --          --         --         --
  Cost of license fees and other........    282.8      13.5        13.9        2.9        0.9
                                          --------  --------   ---------   --------   --------
    Total cost of net revenue...........    296.6      42.4        22.5       26.4       33.7
                                          --------  --------   ---------   --------   --------
Gross profit............................   (196.6 )    57.6        77.5       73.6       66.3
Operating expenses:
  Operating and development.............  1,369.0     205.9        59.5       64.6       67.8
  Sales and marketing...................    127.6      48.8        23.0       28.8       30.9
  General and administrative............    524.1      76.5        87.8       58.1       37.2
  Purchased in-process research and
    development.........................       --        --          --         --       38.9
  Amortization of deferred
    compensation........................     17.2       3.5        45.0       32.6        9.3
  Amortization of intangible assets.....       --        --          --         --         --
  Non-recurring charges.................       --     142.9       450.5         --         --
                                          --------  --------   ---------   --------   --------
    Total operating expenses............  2,037.9     477.6       665.8      184.1      184.1
                                          --------  --------   ---------   --------   --------
  Loss from operations..................  (2,234.5)  (420.0)     (588.3)    (110.5)    (117.8)
  Other income, net.....................       --        --          --         --         --
  Interest expense related to warrant...       --        --          --         --         --
                                          --------  --------   ---------   --------   --------
Net loss................................  (2,234.5)%  (420.0)%   (588.3)%   (110.5)%   (117.8)%
                                          --------  --------   ---------   --------   --------
                                          --------  --------   ---------   --------   --------


                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                            1998       1998        1998       1999       1999
                                          --------   ---------   --------   --------   --------
Net revenue:
  E-commerce............................     67.4%       66.6%      64.2%      59.6%      50.5%
  Advertising...........................     15.9        26.0       34.5       39.9       49.2
  License fees and other................     16.7         7.4        1.3        0.5        0.3
                                          --------   ---------   --------   --------   --------
    Total net revenue...................    100.0       100.0      100.0      100.0      100.0
Cost of net revenue(1):
  Cost of e-commerce....................     36.2        46.4       45.6       46.1       40.0
  Cost of advertising...................       --          --         --         --        1.1
  Cost of license fees and other........      1.1         0.3        0.2        0.1         --
                                          --------   ---------   --------   --------   --------
    Total cost of net revenue...........     37.3        46.7       45.8       46.2       41.1
                                          --------   ---------   --------   --------   --------
Gross profit............................     62.7        53.3       54.2       53.8       58.9
Operating expenses:
  Operating and development.............     45.0        52.6       37.2       26.0       23.8
  Sales and marketing...................     26.5        37.1       36.6       55.0       78.2
  General and administrative............     45.7        46.0       35.0       36.7       31.3
  Purchased in-process research and
    development.........................     19.2         5.7         --         --       39.9%
  Amortization of deferred
    compensation........................     42.4        13.2        8.8        5.2        2.7%
  Amortization of intangible assets.....     20.2        32.2       21.9       19.5       22.1
  Non-recurring charges.................       --          --         --         --         --
                                          --------   ---------   --------   --------   --------
    Total operating expenses............    199.0       186.8      139.5      142.4      198.0
                                          --------   ---------   --------   --------   --------
  Loss from operations..................   (136.3)     (133.5)     (85.4)     (88.6)    (139.1)
  Other income, net.....................       --         0.7        1.0       13.8       35.6%
  Interest expense related to warrant...       --          --      (43.3)        --         --%
                                          --------   ---------   --------   --------   --------
Net loss................................   (136.3)%    (132.8)%   (127.7)%    (74.8)%   (103.5)%
                                          --------   ---------   --------   --------   --------
                                          --------   ---------   --------   --------   --------

------------------------------

(1) There were no material costs of advertising revenue during 1997 and 1998.

    Xoom.com's operating expenses have increased significantly in absolute dollar amounts in each quarter during 1997, 1998 and 1999 as Xoom.com has made the transition from the development stage to the commercialization of its services and products and expansion of its business. Xoom.com expects operating expenses will continue to increase in the future as it continues to seek to expand its business. To the extent that these expenses are not accompanied by an increase in net revenue, Xoom.com's business, results of operations and financial condition could be materially adversely affected.

    Xoom.com expects operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of its control.

    As a strategic response to changes in the competitive environment, Xoom.com might from time to time make pricing, service or marketing decisions or pursue business combinations that could have a material adverse effect on its business, results of operations and financial condition. In order to accelerate the promotion of the Xoom.com brand, Xoom.com intends to increase its marketing budget significantly, which could materially and adversely affect its business, results of operations and financial condition. Xoom.com expects to experience seasonality in its business, with user traffic on the Xoom.com site potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Additionally, seasonality may significantly affect its advertising revenue during the first and third calendar quarters, as advertisers historically spend less during these periods. As Web-based commerce and advertising is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in Xoom.com's operating results, and these patterns could have a material adverse effect on its business, results of operations and financial condition.

    Due to the foregoing factors, Xoom.com's quarterly net revenue and operating results are difficult to forecast. Consequently, Xoom.com believes that period to period comparisons of its operating results will not necessarily be meaningful and you should not rely on them as an indication of future performance. It is

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likely that in some future quarter or quarters its operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of its common stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to Xoom.com's initial public offering, it financed its operations primarily through the private placement of common stock. On December 9, 1998, Xoom.com completed its initial public offering of common stock, in which it issued 4,600,000 shares of common stock at a price of $14.00 per share. Proceeds from the offering were approximately $57.3 million, net of offering costs. On April 9, 1999, Xoom.com completed a secondary public offering of its common stock and issued 4,600,000 shares, including 600,000 shares issued in connection with the exercise of the underwriter over-allotment option, at a price of $66.00 per share. Of the 4,600,000 shares of common stock sold in the offering, 2,659,800 were sold by Xoom.com and 1,940,200 shares were sold by existing stockholders. Proceeds from the follow-on offering were approximately $167 million, net of offering costs.

    As of December 31, 1998 and June 30, 1999, Xoom.com had cash and cash equivalents and short-term investments of approximately $56.6 million and $165.4 million, respectively. Xoom.com regularly invests excess funds in short-term money market funds, government securities and commercial paper.

    Net cash used in operating activities for the years ended December 31, 1998 and 1997 and for the period from April 16, 1996 through December 31, 1996 was $3.6 million, $1.4 million and $635,000, respectively. Cash used in operating activities for the year ended 1997 was primarily the result of net losses, partially offset by an increase in the contingency accrual. Cash used in operating activities for the year ended December 31, 1998 was primarily the result of net losses and an increase in accounts receivable related to the growth of advertising revenues, partially offset by amortization of intangible assets related to its acquisitions, amortization of deferred compensation incurred in connection with the granting of options to employees to purchase common stock, an increase in current liabilities as a result of the growth of its business, and a non-cash charge related to the issuance of warrants in connection with a loan agreement.

    Net cash used in operating activities for the six months ended June 30, 1999 was $5.8 million, and net cash provided by operating activities for the six months ended June 30, 1998 was $313,000. Cash used in operating activities in the period ended June 30, 1999 was primarily the result of net losses of $10.1 million and an increase in accounts receivable related to the growth of advertising revenues of $1.5 million. These amounts were partially offset by amortization of intangible assets of $2.3 million and in-process research and development charges of $2.6 million related to Xoom.com's acquisitions, amortization of deferred compensation incurred in connection with the granting of options to employees to purchase common stock of $405,000, and an increase in current liabilities as a result of the growth of its business of $2.6 million. In the six months ended June 30, 1998, cash provided by operating activities was primarily the result of net losses of $3.3 million, which were offset by charges to in-process research and development of $660,000, the amortization of intangibles of $346,000, and an increase in intangible assets of $1.6 million.

    Net cash used in investing activities for the years ended December 31, 1998 and 1997, and for the period from April 16, 1996 through December 31, 1996, was $4.7 million, $393,000, and $64,000, respectively. Cash used in investing activities in each period was primarily related to purchases of fixed assets, except for the year ended December 31, 1998, in which cash used in investing activities also included $2 million for the purchase of short-term investments and $731,000 of net cash for business and asset acquisitions.

    Net cash used in investing activities for the six months ended June 30, 1999 was $158.9 million and it was $863,000 in the same period ended June 30, 1998. Cash used in investing activities during the six months ended June 30, 1999 was primarily related to the purchase of marketable securities for $162.5 million. The cash used in investing activities in each period was also related to purchases of fixed assets and net cash paid for business acquisitions. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. These acquisitions may involve cash investments.

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    Net cash provided by financing activities for the years ended December 31,
1998 and 1997 and for the period from April 16, 1996 through December 31, 1996 was $62.8 million, $1.8 million and $700,000, respectively. Cash provided by financing activities was primarily attributable to net proceeds from the issuance of common stock and the issuance of notes payable to stockholders. In addition, for the year ended December 31, 1998, cash provided by financing activities includes $511,715 received in connection with a secured financing agreement with a leasing company and $1,250,000 received in connection with a loan agreement. For the year ended December 31, 1998, cash provided by financing activities also included cash received from the issuance of 4,600,000 shares of common stock upon the completion of its initial public offering. Proceeds from the offering were approximately $57.3 million, net of offering costs. The cash generated by financing activities in 1998 was offset by $3.2 million used to repay notes payable.

    Net cash provided by financing activities for the six months ended June 30, 1999 was $167.5 million and it was $4.6 million for the same period ended June 30, 1998. Cash provided by financing activities in the six months ended June 30, 1999 was primarily related to proceeds from Xoom.com's secondary public offering, partially offset by the repayment of notes payable. Cash provided by financing activities in the six months ended June 30, 1998 was primarily attributable to net proceeds from the issuance of common stock, partially offset by the repayment of notes payable.

    As of June 30, 1999, Xoom.com's principal commitments consisted of obligations outstanding under operating and capital leases. Although Xoom.com has no material commitments for capital expenditures, it anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. Also, in the future Xoom.com may require a larger merchandise inventory in order to provide better availability to customers and achieve purchasing efficiencies.

    As of December 31, 1998 and June 30, 1999, Xoom.com had a total of $1.7 million and $1.4 million, respectively, in notes payable relating to its acquisitions. This includes a non-interest bearing note payable in the amount of $1.1 million payable to the stockholders of Paralogic Corporation in minimum monthly installments of $30,000 through September 1999, including additional payments up to $860,000 based on performance measurements. Total notes payable also includes a note payable of $47,500, which bears interest at a rate of 5% and is due in equal monthly payments of $2,500 through August 2000 to the stockholders of Global Bridges.

    In the year ended December 31, 1998, Xoom.com issued warrants to purchase a total of 314,747 shares of common stock at a price of $3.33 per share. These warrants were exercised prior to its initial public offering on December 9, 1998.

    On October 1, 1998, Xoom.com entered into a secured financing agreement with a leasing company. The agreement provides for borrowings of up to a cumulative amount of $1.0 million through July 31, 1999. As of June 30, 1999, its outstanding principal balance under this agreement was approximately $455,000.

    On November 3, 1998, Xoom.com entered into a secured loan agreement, which provided for borrowings of up to $2,750,000. In November 1998, Xoom.com borrowed $1,250,000 under this agreement. Under the terms of the loan agreement, Xoom.com agreed to issue the lender a warrant to purchase up to 183,333 shares of common stock at an exercise price equal to $14 share. Xoom.com recorded a non-cash charge classified as a non-operating expense of approximately $1.5 million during the fourth quarter of 1998 based on the fair value of this warrant. As of December 31, 1998, all interest and principal amounts had been fully paid, and the loan agreement had been canceled. On January 11, 1999, the lender exercised the warrants in a net exercise transactions and purchased 116,231 shares of Xoom.com's common stock at a price of $14 per share. The effective interest rate on this secured loan agreement for the year ended December 31, 1998 was approximately 1,450%.

    Xoom.com believes that it has the financial resources needed to meet its presently anticipated business requirements, including capital expenditure and strategic operating programs, for at least the next 12 months.

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Thereafter, if cash generated by operations is insufficient to satisfy its liquidity requirements, Xoom.com may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to its stockholders. Xoom.com may not be able to raise any such capital on terms acceptable to Xoom.com or at all.

DISCLOSURES ABOUT MARKET RISK

    Xoom.com's exposure to market risk is principally confined to its short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

    Xoom.com has conducted an internal review of software systems which it uses for site management, network monitoring, quality assurance, transactions processing and fulfillment services. Because Xoom.com developed these software systems internally, beginning at inception in 1996 when the Year 2000 problem already had some visibility, Xoom.com was largely able to anticipate four digit requirements. In conjunction with ongoing reviews of its own products and services, Xoom.com is also reviewing its computer infrastructure, including network equipment and servers. Xoom.com does not anticipate material problems with network equipment, as its current configuration was installed within the last three years. Similarly, Xoom.com purchased most of its servers in 1997 and 1998. With this relatively current equipment, Xoom.com does not anticipate material Year 2000 compliance problems, and Xoom.com will replace any servers that cannot be updated either in the normal replacement cycle or on an accelerated basis. Xoom.com has also internally standardized its personal computers on Windows NT 4.0, using reasonably current service packs, which its vendor has advised Xoom.com are Year 2000 compliant. Xoom.com uses multiple software systems for internal business purposes, including accounting, e-mail, development, human resources, customer service and support and sales tracking systems. All of these applications have been purchased within the last three years.

    Xoom.com has made inquiries of vendors of systems Xoom.com believes to be mission critical to its business regarding their Year 2000 readiness. Although Xoom.com has received various assurances, Xoom.com has not received affirmative documentation of Year 2000 compliance from any of these vendors and Xoom.com has not performed any operational tests on its internal systems. Xoom.com generally does not have contractual rights with third party providers should their equipment or software fail due to Year 2000 issues. If this third party equipment or software does not operate properly with regard to Year 2000, Xoom.com may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware and software. Xoom.com has not determined the state of compliance of some of its third-party suppliers of services such as warehousing and fulfillment services, phone companies, long distance carriers, financial institutions and electric companies, the failure of any one of which could severely disrupt its ability to carry on its business.

    Xoom.com anticipates that its review of Year 2000 issues and any remediation efforts will continue throughout calendar 1999. The costs incurred to date to remediate its Year 2000 issues have not been material. If any Year 2000 issues are uncovered with respect to these systems or its other internal systems, Xoom.com believes that Xoom.com will be able to resolve these problems without material difficulty, as replacement systems are available on commercially reasonable terms. Xoom.com presently estimates that the total remaining cost of addressing Year 2000 issues will not exceed $200,000. Xoom.com derived these estimates using a number of assumptions, including the assumption that Xoom.com has already identified its most significant Year 2000 issues. However, these assumptions may not be accurate, and actual results could

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differ materially from those anticipated. In view of its Year 2000 review and remediation efforts to date, the recent development of its products and services, the recent installation of its networking equipment and servers, and the limited activities that remain to be completed, Xoom.com does not currently expect that the Year 2000 issue will pose significant operational problems. However, delays in the implementation of new information systems or a failure to fully identify all Year 2000 dependencies in Xoom.com's existing system and in the systems of its suppliers could harm Xoom.com's business. Therefore, Xoom.com is developing, but does not yet have, contingency plans for continuing operations in the event these problems arise.

    Xoom.com's applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. Xoom.com is unable to predict to what extent its business may be affected if its systems or the systems that operate in conjunction with it experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of its software and systems could result in delay or loss of revenue, interruption of services, cancellation of contracts and memberships, diversion of development resources, damage to its reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect Xoom.com's business, financial condition and results of operations. The most likely worst case scenario is that the Internet fails and Xoom.com is unable to offer any services on its community site or make any of its direct e-commerce offerings.

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                                 SNAP BUSINESS

OVERVIEW

    Snap.com has been the fastest-growing major portal on the Web from July 1998 to July 1999, according to data provided by Media Metrix based on the percentage increase in reach among home and work users. Snap.com is a free, comprehensive information, navigation and content aggregation service targeted at both consumer and business users. SNAP utilizes proprietary technology to integrate the vast resources of the Internet into a single user interface. SNAP encourages users to rely on Snap.com to meet their personal daily information needs, such as financial portfolio tracking, e-mail service and local weather data, as well as to satisfy their varied and unpredictable Internet search needs.

    SNAP creates an Internet experience for each user that is simple and tailored to the user's specific demands by combining robust content obtained from numerous content providers with personalization capability through MySnap. Snap.com delivers relevant search results using a hand-built search directory, together with proprietary content harvesting, data management and response compilation technologies. In addition to providing a specific and relevant response to a search, Snap.com also directs the user to related content resources of the Web through a single interface. SNAP believes that users respond better to a service that aggregates specific and relevant responses to queries with additional "sticky" content such as related Web sites and discussion groups. Snap.com enhances this content by allowing a user to create his or her own daily information service, as well as offering personal productivity services such as a reminder feature. While many of SNAP's direct portal competitors may provide a similar range of services, SNAP believes it offers a unique combination of these services. In addition, SNAP offers users the ability to access rapidly-evolving forms of content such as streaming video and audio through advanced technologies such as Snap.com For Higher Speed Users.

    In addition, SNAP uses its SnapLENS-TM- technology to provide customized services to significant third party distribution partners such as RealNetworks, GTE and Sony. This enables SNAP to develop co-branded navigation and content aggregation sites with a special focus on the partner's content. This also enables these partners to communicate specialized information to users while SNAP benefits from increased user traffic and brand awareness. By assuring a robust experience to attract and keep users, together with its ability to coordinate on-air promotional opportunities through its strategic relationship with NBC, SNAP believes that Snap.com delivers better value to advertisers by combining broad audience reach and segmentation and measurement capability to better target an advertiser's message.


    SNAP's reach among home and work users increased more than 200% in the thirteen months since NBC acquired its equity interest in SNAP, from less than 5% in July 1998 to 14% in July 1999, according to Media Metrix. SNAP's registered users increased from approximately 16,000 at the end of June 1998 to more than 3.0 million at the end of August 1999, adding approximately 10,000 new members per day for the last 30 days. SNAP believes that the rapid growth generated by television and other promotions, as well as distribution partnerships, indicates the potential for significant future growth in reach and membership, positioning SNAP to increase its audience size and scale to make Snap.com uniquely attractive to advertisers. For the quarter ended June 30, 1999, SNAP increased revenues approximately $2.6 million, or 49% compared with the preceding calendar quarter. Quarterly net revenue increased from approximately $1.1 million for the second quarter of 1998 to $80 million for the second quarter of 1999, representing compound quarterly sales growth of approximately 64%. Quarterly net losses were approximately $21.8 million and $5.1 million in the second quarter of 1998 and 1999, respectively.


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    Snap.com was launched as "SNAP" by CNET in September 1997. In June 1998, NBC
and CNET formed SNAP! LLC as a Delaware limited liability company to conduct the operations of Snap.com. SNAP's headquarters are located in San Francisco, California.

PORTAL INDUSTRY BACKGROUND

    The rapid growth in content on the Internet, combined with its unindexed nature, presents a significant challenge to users seeking the information and resources the Internet offers. Prior to the development of navigational tools, users had to know a lengthy Web address for each specific site or rely on hypertext links between Web sites to locate relevant information. Content providers and advertisers also faced difficulties in making the existence and location of their Web sites widely known and available to their target audiences.

    Web directories and search engines were developed to assist users in locating information on the Internet. Directories are typically compiled by a staff of editors, and list Web sites by specific topics of interest. Directories generally list Web sites by hypertext address, enabling a user to go directly to the listed site by clicking on the address. Entries in a directory also may contain Web site descriptions or reviews. Search engines offer users the ability to search Web sites based upon specific word or phrase queries. Search engines typically use automated software that "crawls" the Web to continuously capture and store updated Web site information. The information is then indexed in a database in order to provide immediate retrieval of relevant Web site listings in response to a user's query.

    Although search engines and directories help users navigate the Web, SNAP believes that there is an opportunity to provide added value to the user experience by offering:

    - Breadth and depth of content, unique in its relevance to user demands,

    - Highly accurate search results, generated by a hand-built search capability together with proprietary content harvesting, data management and response compilation technologies,

    - Personalization capability for frequently-requested daily information such as financial data, sports scores and local weather, and

    - Access to leading edge technologies such as rich media streaming.

THE SNAP STRATEGY

    SNAP's objective is to establish itself as one of the leading branded service providers for media navigation and content aggregation on the Internet. SNAP seeks to provide a readily-accessible, content-rich Web experience to meet users' demands and to establish the SNAP Web site as a highly attractive platform for advertisers and e-commerce partners. Key elements of SNAP's strategy include:

    LEVERAGE MULTIPLE MEDIA PLATFORMS

    SNAP intends to leverage its access to multiple media platforms to enhance the user experience and to attract advertisers. SNAP has been able to offer a variety of program integration opportunities across on-line and traditional broadcast media because of its strategic relationship with NBC. As a result, SNAP is positioned to attract broadcast viewers to Snap.com. In addition to pursuing on-air visibility and cross-marketing opportunities, SNAP seeks to capitalize on successful NBC television programming in promoting Snap.com. For example, in promotions aired during NBC's encore broadcast of "Schindler's List" in March 1999, television viewers were directed to Snap.com for a comprehensive collection of Holocaust research, information and links available on the Web. SNAP will continue to pursue an integrated strategy capitalizing on multiple media platforms for marketing, promoting and sharing content, which SNAP refers to as its "trans-media" capability. SNAP believes

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that its trans-media capability is unique and will enable it to provide a richer offering that is more attractive to users.

    Moreover, SNAP's trans-media capability allows it to provide coordinated marketing opportunities to its advertising customers and enables SNAP to increase awareness of the SNAP brand through promotion on NBC. By offering on-line advertising inventory in coordination with NBC's broadcast and cable advertising sales opportunities, SNAP can offer a variety of cross-promotional opportunities for advertisers. This is attractive to many advertisers as it offers broadcast and cable reach as well as the measurable demographic information that Web advertising allows. SNAP intends to continue to leverage its relationship with NBC and its unique trans-media capability to become the preferred online option for advertisers.

    EXPAND AND ENHANCE ON-LINE CONTENT AND SERVICES

    SNAP seeks to establish itself as a leader in the Internet navigation and content aggregation market by offering the broadest variety of high quality content. SNAP seeks to enhance its users' Internet experience by providing access to leading edge technologies, such as higher bandwidth platforms allowing rich media streaming. SNAP intends to use its technological capability to group together users with similar interests in order to meet the demand for real-time interaction among users. By expanding and enhancing the breadth and functionality of SNAP's online services and personalization features, SNAP believes that it can strengthen the SNAP brand and increase user loyalty.

    MAINTAIN AND EXTEND LEADERSHIP IN SEARCH TECHNOLOGY

    SNAP's search service utilizes a hand-built search directory and proprietary content harvesting and data management technologies. This enables Snap.com's users to access robust content aggregated from numerous content providers, delivering a search capability that is intelligent, comprehensive and readily accessible to the user. SNAP believes that its search functionality is differentiated from many other search engines and directories because of its combination of hand-built and automated technology. As new media such as audio and video streaming become more prevalent on the Internet, SNAP's strategy is to expand and enhance its universal search capability to access all potential resources in a single search.

    INCREASE ADVERTISING EFFECTIVENESS THROUGH CROSS PROMOTION AND COMMUNITY
     SEGMENTING

    SNAP believes it can leverage its strategic relationship with NBC to offer advertisers cross-promotion capability by coordinating network advertising with a variety of advertising opportunities on Snap.com. Through its relationship with NBC, SNAP has the ability to coordinate advertising strategies to reach NBC's substantial broadcast and cable television viewing audience. In addition, the capabilities of the Internet have increased advertisers' emphasis on tracking users carefully to connect with audiences that fit specific buying profiles. Targeted "narrowcast" Internet advertising campaigns, through directory and channel ads or keyword ads, provide opportunities to engage in high response, product-specific advertising. In order to provide such audiences to advertisers, services and sites must develop technologies to enable them to conduct complex demographic profiling of consumers. SNAP has developed a registration methodology and underlying databases that enable it to differentiate among users. Through user segmentation SNAP intends to continue to provide highly-targeted content selected by SNAP's editors in conjunction with related e-commerce opportunities, increasing the effectiveness of advertising messages.

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    MAXIMIZE REACH THROUGH DISTRIBUTION CHANNELS

    SNAP intends to expand its user base and reach through multiple distribution channels including co-branding relationships, creation of affinity groups and community building. SNAP's innovative SnapLENS system enables the rapid and cost-effective creation of custom branded versions of the Snap.com site, with a unique "look and feel," customized content and targeted advertising opportunities. SnapLENS enables SNAP to become the default co-branded home page or search engine on third party Internet sites. The SnapLENS technology is a key component of SNAP's distribution model. The SnapLENS technology allows SNAP to generate, manage and operate unique editions of the site for an expanding group of Internet service providers, PC manufacturers and other SNAP distribution partners. Similarly, SNAP believes that it can increase its reach by customizing its service for special affinity groups and user communities.

    CAPITALIZE ON BROADBAND CAPABILITY

    SNAP intends to continue to invest in resources that will enable it to address future developments in Internet technology and architecture such as platform transitions or expansions. SNAP believes that it is well-positioned to provide its services in the Internet environment of the future as the Internet infrastructure evolves. The emergence of broadband Internet access has led to increased demand for broadband content. SNAP's relationships with a wide array of content providers position SNAP to take advantage of this development. Furthermore, as the Internet expands to connect to diverse devices other than computers, SNAP believes its robust searching technology will allow it to provide access to Internet resources, regardless of location or mode of delivery. SNAP intends to continue to invest in its technology and services to be well-positioned for the Internet of the future.

PRODUCTS AND SERVICES

    Through Snap.com, its flagship service, and Snap.com For Higher Speed Users, SNAP offers users a free information, navigation and content aggregation service. This service is targeted at both consumer and business users, enabling them to access and personalize the vast resources of the Internet. SNAP optimizes users' access to rapidly-evolving forms of content such as rich media streaming through advanced technologies such as Snap.com For Higher Speed Users. SNAP also enables users to purchase goods and services, interact in community chat and bulletin board environments and communicate through free e-mail, search classified advertisements, make travel arrangements and engage in a wide variety of other Internet activities aggregated on the service.

    Snap.com and Snap.com For Higher Speed Users offer users a powerful way to search and organize the vast resources of the Internet. Logically arranged to give users a quick route to the best of what they are looking for on the Web, Snap.com and Snap.com For Higher Speed Users provide efficient, high-quality Internet search results and directory listings based on broad, intelligently selected content. At the heart of SNAP's portal services is a directory of Web sites and over 500 SNAP "Guides to", hand built and continually updated by a team of producers and reviewers to ensure quality, freshness and relevance. Users may either search the SNAP directory by using keywords, or browse through the directory's 16 topic categories. By integrating the capabilities of a search engine and a directory, SNAP packages specific responses to search queries with information that may include relevant Web content, branded third party content and targeted, related advertising and e-commerce opportunities. By aggregating information around a user's specific interest, SNAP believes that Snap.com and Snap.com For Higher Speed Users meet the needs of consumers and business to access relevant and related information, the needs of content providers to reach interested audiences and the needs of advertisers to deliver advertisements to a targeted group of potential buyers.

    Snap.com offers selected content from over 100 leading Web publishers integrated with information from over 300,000 third party Web sites and 55,000 categories. If a particular result is not

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found in SNAP's own directory, the search result is served on SNAP from
Inktomi's index of over one hundred million Web pages, for which SNAP pays a fee. According to research conducted by the NEC Research Institute, SNAP is one of the top three search engines based on the number of Web sites indexed. SNAP believes that all of these features provide a comprehensive and seamless search experience for the user. SNAP focuses on establishing relationships with premium content providers noted for their depth and accuracy of information. SNAP typically does not enter into exclusive content relationships, in order to maintain editorial independence and preserve the flexibility to select intelligently from the variety of sources which a user can access. SNAP's presentation model directs users to third party content through the Snap.com site's "look and feel," while allowing a content provider to maintain its content within the "look and feel" of its own site, enabling SNAP to aggregate third party content without expending significant resources to repackage the information for the user. SNAP believes that through Snap.com, content providers gain increased exposure to interested users since these users are linked to broader communities of related content when undertaking search requests. Moreover, because the range and breadth of material on the Web is often confusing for consumers, SNAP believes that branded, credible information providers are valuable elements of its content pool. Snap.com enhances the user experience by including intelligently compiled editorial material from premium branded content providers such as MSNBC, iVillage, Women.com (HomeArts), InsWeb, Weather Labs and E! Online, among others.

    Snap.com and Snap.com For Higher Speed Users integrate multiple methods of obtaining information from the Internet. Users are presented with five principal resources--Search, Directory, Content Harvests, SNAP "Guides to" Resource Centers, and Sponsored Links--from which they can launch specific queries, browse the Web, access proprietary content and organize content in a personalized format.

    SEARCH

    SNAP's Search capability allows the user to execute query-based searches of the Web and other premium content databases or the SNAP Directory. A search can be effected using either simple keywords, phrases or full text natural language searches. In addition to its general search function, Snap.com also offers Advanced Search capability, which gives users a more focused or "search only" service to exploit fully SNAP's technology and search the Web using either natural language queries or special search expressions. A search using Advanced Search will return only a list of relevant Web pages and exclude related information included in a general Snap.com search, and can be tailored to retrieve information by date, language, location or media type, such as audio or video clips. For every search, SNAP's innovative response compilation technology gives users ready access to highly relevant results via targeted links to related URLs. In addition, SNAP uses exclusive licensed technology to intelligently rank search results based on the popularity and freshness of the Web sites to which the user is referred.

    DIRECTORY

    The SNAP Directory is a hierarchical listing of Web pages that have been selected and summarized by SNAP and organized by category. The SNAP Directory enables a user to click on a Directory entry such as Health or Entertainment and look through a hierarchy of relevant Internet sites for areas of interest. For example, under Entertainment, the user can proceed from Entertainment to Books to Authors and finally to Oscar Wilde. Directory assists the user by providing abstracts of each Directory entry. The Directory is hand built by SNAP editors, and therefore searches through the Directory return more accurate results than searches through most competitors' directories, which are compiled mechanically. As of July 1, 1999, SNAP had increased its directory to over 300,000 entries. According to Media Metrix, in July 1999 Snap.com was the sixth ranked search engine based on its reach among home and work users.

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    CONTENT HARVESTS

    Content harvests from a variety of third party services provide users with high quality, up-to-date information from a wide array of familiar and highly reputable sources. For example, MySnap offers users access to the latest business, world, technology, cultural and sports information from a variety of data sources including MSNBC, CNET and the BBC. With CNET, SNAP co-developed an innovative system for efficiently harvesting, managing and delivering content and links to content from content providers in accordance with a predefined schedule, giving users access to regular updates of rapidly changing information, such as breaking news from news partner MSNBC as well as sports scores, financial data and weather updates. These content harvests allow SNAP to provide the high volume of information that consumers and businesses demand, without expenditure of significant resources by SNAP to generate and update this data.

    SNAP "GUIDES TO" RESOURCE CENTERS

    SNAP has created SNAP "Guides to" resource centers to provide a comprehensive, targeted first stop for searches in popular areas of interest on Snap.com. SNAP's "Guides to" serve as "mini-portals", delivering intelligently compiled search results in over 500 niche areas of interest. In addition, because SNAP product managers can build "Guides to" and assemble relevant content quickly, SNAP has used "Guides to" to build search capability opportunistically around topics of current interest as well as contextual programming developed through SNAP's strategic relationship with NBC. For example, as the international defense and relief effort in the Balkans advanced, SNAP created a Kosovo Relief Resource Center with the relief organization CARE, enabling users to link to information about participating in refugee relief efforts, as well as maps and related information via a single query. NBC viewers were directed to Snap.com and the Kosovo Relief Resource Center for more information on events in Kosovo through promotions created by SNAP. Other SNAP resource centers, such as Insurance Center, Auto Center and Real Estate Center, provide users with the most relevant tools and information organized around key areas of interest. Resource centers provide full-service access to information sources as well as to e-commerce opportunities, enabling users to commence and complete transactions, from locating a source of information about a particular service or product, to identifying appropriate providers, and finally to consummating a transaction for the specific product or service needed.

    SPONSORED LINKS

    Users can be linked directly to third party sites by clicking on several different ad banners and buttons listed at the side of the search screen or icons presented on the Snap.com home page. Standard Internet advertising on Snap.com contains direct links to the advertiser's home page. Without direct hypertext links such as these a user must either conduct a new search or know and enter a precise URL to move to another site.

    MYSNAP

    With MySnap, SNAP has developed a number of personalization tools to allow users to compile and format Internet content and advertising information according to their specific interests. This encourages users to make Snap.com an integral part of their daily routine by offering access to regularly-needed content in a format determined by the user. MySnap allows users to create permanent filters for continually changing Internet-based information such as stock quotes, weather and sports scores, compile linked news headlines in selected categories, and access personalized locally-relevant information such as movie and television listings simply by entering a zip code. In addition, MySnap offers e-mail and a reminder feature that users would otherwise manage using desktop software, enabling users to enhance the power of a connected network with access to value-added Internet content. MySnap seeks to complement SNAP's comprehensive search functionality by positioning

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Snap.com and Snap.com For Higher Speed Users as a single source for users'
recurring information needs as well.

    SNAP.COM FOR HIGHER SPEED USERS

    Snap.com For Higher Speed Users, launched in March 1999, uses innovative technology to optimize users' access to rapidly-evolving forms of content, creating a richer Internet experience including video, audio, animation and gaming. Snap.com For Higher Speed Users enhances and supports the core functionality of Snap.com by offering multimedia content and navigation services to the expanding number of users with high-speed Internet access. Snap.com For Higher Speed Users features rich media content in all Snap topic categories. Users can easily switch to the higher speed service from a prominent link displayed on the home page of Snap.com. By positioning Snap.com For Higher Speed Users as another "view" into the Internet, SNAP is able to offer navigation and targeted content to users able to view video clips, hear audio files and participate in other interactive features that typically perform less well in a lower bandwidth environment. In addition, because Snap.com For Higher Speed Users is positioned as an alternative view rather than a separate product experience, users can switch easily between Snap.com and Snap.com For Higher Speed Users while keeping all of their personalization and membership settings intact. SNAP believes this continuity and ease of transit between the two sites encourages users to access its services at work and at home, irrespective of variations in access to high-speed technologies.

    SNAPLENS

    To serve the needs of its distribution partners and increase traffic, and consequently brand awareness, SNAP created the innovative SnapLENS-TM- system to produce custom versions of the Snap.com portal for specific audiences. With SnapLENS, Snap.com and Snap.com For Higher Speed Users become the default co-branded home pages and Internet portals for some third party Internet sites, including those of RealNetworks, GTE and Sony. SnapLENS allows the rapid and cost-effective creation of custom branded versions of Snap.com, with a unique look and feel, customized content and targeted advertising opportunities. The SnapLENS technology enables SNAP's distribution model, allowing it to generate, manage and operate unique editions of the site for over 50 Internet service providers, PC manufacturers and other SNAP distribution partners. SnapLENS benefits both advertisers and third party hosts by allowing advertisers to increase the reach and frequency of their messages and enabling third party sites to more easily sell their advertising space.

STRATEGIC ALLIANCES

    SNAP's primary strategic alliance is with its principal equity holders, NBC and CNET. Upon formation of SNAP in June 1998, 4 employees of NBC and 120 employees of CNET also joined the SNAP staff in San Francisco.

    In the thirteen-month period from NBC's acquisition of an equity interest in SNAP through July 31, 1999, SNAP has obtained promotion on the NBC television network worth in excess of $42 million. Since July 1998, SNAP has increased its monthly reach among home and work users by more than 211%, to 14%, and increased the number of unique users per month by 236%, to approximately 8.8 million in July 1999.

    In addition to co-developing a number of technologies used by SNAP, SNAP and CNET also have a preferred carriage arrangement. Until May 9, 2000, SNAP is the preferred general content aggregation service on all CNET web sites, except for links to Web sites of SNAP competitors, which CNET may provide as part of editorial content such as news, and such service is branded as SNAP. CNET has agreed not to enter into a relationship with a SNAP competitor that allows the competitor to co-brand a general Internet portal service with the CNET brand. CNET also has agreed, on behalf

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of itself and its controlled subsidiaries, not to invest in, develop or operate a broad-based information, navigation and content aggregation service in competition with SNAP until May 9, 2000.

    NBC also has a carriage arrangement with SNAP, which gives SNAP the ability to provide news, finance and sports content from NBC-controlled Web sites on Snap.com. SNAP is also able to expand its users' ability to access local content by providing links to NBC-IN.com Web sites and by including each of those Web sites in SNAP's Directory listings for the cities in which the local stations are located.

REVENUE SOURCES

    Snap.com provides advertisers with the ability to undertake measurable, targeted, cost-effective and interactive advertising to a broad audience of Internet users. Users may arrive at Snap.com via promotional initiatives co-developed by SNAP and NBC, as well as through traditional Internet search demand and specific channel alliances with third parties using the SnapLENS technology. In addition to offering the ability to coordinate advertising strategies to reach NBC's broadcast audience, which averaged 156 million viewers per week during the 1998 - 1999 television season, SNAP's services provide advertisers with the flexibility to reach the mass audience of the Internet by advertising on general search pages of Snap.com, to target special interest groups by placing advertisements on directory and channel pages, or to narrowcast advertisements for specific audiences by keyword advertising and content and usage affinities. Through the use of its innovative search and retrieval technologies, SNAP will be able to link highly-targeted, producer-selected content with specific e-commerce opportunities, increasing the effectiveness of advertising.

    Traditional advertising on Snap.com includes a wide variety of Internet media units such as buttons, banners, windows, portals, text links and e-mail, among others. These placements appear on the Web page when a user enters the service, performs a search, or browses through the Directory or through the "Guides to" resource centers. Advertising revenues represented 100% of SNAP's total revenues in 1998 and the first six months of 1999. SNAP believes it has been able to generate advertising revenues to date primarily through the extensive knowledge and relationship base of its direct-sales force, through the products and technological advantages it can offer advertisers, and through its strategic relationship with NBC which enables advertisers to leverage traditional on-air advertising reach.

    SNAP offers advertisers three principal advertising options that may be purchased individually or in packages: run-of-site, topic channels and keyword search results. These options all contain hypertext links to the advertiser's home page. Run-of-site advertisements are media units that appear throughout Snap.com when a user browses through general search and other less-targeted sections of the site. Current prices for run-of-site placements range from $18 to $22 per thousand page views. Topic channels advertisements appear when a user browses through Snap.com's topic channels such as Business & Money, Computing & Internet, Entertainment or Travel. These advertisements allow advertisers to target an audience with a specific area of interest. Because of the greater selectivity of the audience relative to general search pages, current prices for topic channels advertisements range from $20 to $55 per thousand page views, depending on the specific channel selected. Keyword advertisements offer the advertiser a highly targeted, self-selected audience, appearing when a Snap.com user's search contains a particular keyword purchased by the advertiser. Through its innovative advertising management system, SNAP tracks every word queried by Snap.com users, and is able to identify keywords most frequently queried by Snap.com users and requested by advertisers. The current rate card for keyword advertisements ranges from $55 to $72 per thousand page views, depending on the degree of exclusivity requested by the advertiser.

    In addition to revenue from traditional Internet advertising placements, SNAP's advertising revenue includes fees charged for production and integration of content, click-throughs, revenues

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generated for user subscriptions to free services offered and revenue-sharing relationships with a limited number of significant clients. SNAP offers selected clients prominent placement on specific content areas in the Snap Directory and the "Guides to" resource centers. This enables advertisers to target audience groups based on content and usage affinities. Through its relationship with NBC, SNAP has a special ability to coordinate trans-media advertising, allowing customers to drive traffic from the NBC television viewing audience to the directed Internet resources available to users via Snap.com.

    SNAP has licensed the Accipiter-TM- system for the instantaneous placement of advertisements with targeted audiences on appropriate Snap.com Web pages, augmenting the system with internally developed proprietary additions to enable SNAP to track its users, manage advertising inventory and protect exclusive placements. SNAP's technology additionally enables clients to monitor the effectiveness of their advertisements by tracking click-through rates to learn more about their target audiences. SNAP advertising sales representatives work closely with advertisers to understand the data provided by users and apply it to improve their advertising strategies. SNAP is exploring new technologies to enhance user behavior tracking and advertising management capabilities.

    During 1998, over 150 advertisers placed advertisements on SNAP's service. For the six months ended June 30, 1999, Mail.com comprised 29% of SNAP's net revenues. No single advertiser accounted for 10% or more of SNAP's revenues for the year ended December 31, 1998. To date, most of SNAP's contracts with large advertisers have terms of one year or more.

    As of August 31, 1998, SNAP's advertising sales force and account management group consisted of 80 employees located in San Francisco and New York, with advertising, business development and account management experience including experience at media companies such as NBC, Time Warner, Ziff Davis and CNET. SNAP believes that having an internal sales force with significant prior experience enables it to better understand and meet advertisers' needs, increase its access to potential advertisers and maintain strong relationships with its existing base of advertising clients.

MARKETING

    SNAP's trans-media strength has driven growth through a powerful brand awareness campaign on the NBC television network, which commenced in July 1998. SNAP's strategy is to leverage the promotional reach of NBC to turn television viewers into Snap.com visitors and registered members. SNAP develops its link to these members by sending them direct e-mail updates and offers that they may elect to receive during registration. SNAP believes a permission-based method for ongoing marketing fosters retention and user loyalty.

    National promotional spots began airing on NBC in July 1998 and were integrated into NBC's fall television season to stimulate awareness of Snap.com. SNAP has further stimulated brand awareness and user demand through integrated marketing elements including outdoor and radio advertising, and online advertising, promotions and sponsorships. SNAP also seeks to leverage the marketing reach of its distribution partners and content providers through a range of joint marketing programs such as the SnapLENS initiative, thus differentiating SNAP from many of its competitors. In addition, SNAP cross-promotes its services with content providers though advertising swaps in both traditional and online media.

    Since February 1999, Snap.com has been listed as a search and navigation service on Netscape's Netcenter Web site accessible via the "Internet Search" button, for which SNAP pays Netscape a fee based in part on the number of visits to Snap.com initiated through Netscape. Netscape currently displays eight premier providers, including Snap.com, on an equal placement basis, and has agreed to limit the total number of premier providers to nine. SNAP's agreement with Netscape has a term of one year, expiring June 30, 2000.

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TECHNOLOGY AND INFRASTRUCTURE

    SNAP believes it can differentiate Snap.com by developing innovative proprietary technology and integrating high-quality technology licensed from third parties where appropriate. SNAP's strategy is to develop and license only technologies that are able to scale with the growth in content, in order to enable SNAP cost-effectively to adapt and grow with the Internet.

    SNAP's current search engine technology was developed by SNAP based on a collection of third party licensed proprietary tools. SNAP engineers developed an enhanced search technology to offer an approach to information retrieval that provides users enhanced levels of accuracy, currency, comprehensiveness and speed. The SNAP search engine includes built-in ranking algorithms with search features geared toward advanced users, accessing producer-selected content from over 100 leading Web publishers and information from over 300,000 third party Web sites while utilizing Inktomi's index of over one hundred million Web pages to provide a comprehensive and seamless search experience.

    SNAP's search engine seeks to deliver relevant search results, emphasizing high precision and recall in responding to user queries. In addition, due to the dynamic nature of the Internet, the retrieval of up-to-date information has become another key factor for the evaluation of Internet search services. To bring current information to the user, SNAP's producers continually refresh SNAP's database of Web pages and regularly update the database with new Web pages.

    SNAP's search engine is able to recognize proper nouns and analyze keyword proximity to generate more accurate results. For example, a request on Snap.com for Helen Hunt, with or without quotation marks, will retrieve the information about the movie and television star and not a large selection of responses about hunting or other women named "Helen". Another key element of SNAP's technology is the ability to search using word stems so that tenses and inflections of a word (such as ask, asks, asked and asking) are considered in the query. Some, but not all, of SNAP's competitors offer similar functionality in their search technology.

    For every search, SNAP's innovative response compilation technology allows the importation of producer-selected data collections into the SNAP system and gives users ready access to highly relevant results via targeted links to related URLs. In addition, in April 1999 SNAP entered into an exclusive license agreement with GlobalBrain.net, Inc. for GlobalBrain.net's proprietary search technology, which enables the SNAP search engine to rank sites by user preferences and formulate a search response that reflects the popularity and freshness of the sites to which the user is referred. The GlobalBrain.net technology will also enable the customization of search results for different user groups, by reflecting differences in preferences based on country of residence, occupation or age. This will allow SNAP to develop new portals targeted at distinct user segments. In addition to this license, GlobalBrain.net will furnish SNAP with five additional engineers over three years, to work with SNAP's research and development team in developing new applications using the GlobalBrain.net technology.

COMPETITION

    The market for SNAP's products and services continues to develop, is rapidly evolving and is characterized by an increasing number of market entrants with competing products and services. A number of companies offer competitive products and services addressing some of SNAP's target markets, including America Online, AltaVista, Excite@Home, Infoseek, Lycos and Yahoo!.

    In addition, SNAP is expected to compete with metasearch services that allow a user to search the databases of several catalogs and directories simultaneously. SNAP is also expected to compete indirectly with database vendors that offer information search and retrieval capabilities with their core database products. In the future, SNAP may encounter competition from providers of Web browser software, including Netscape and Microsoft, online services and other providers of other Internet

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products and services who elect to incorporate their own search and retrieval features into their offerings.

    Positive factors relating to SNAP's competitive position in the portal industry include:

    - SNAP's strategic relationship with NBC and its ability to obtain network promotion that many of its competitors do not have;

    - SNAP's innovative SnapLENS-TM- technology, which gives SNAP the ability to produce multiple, customized versions of the Snap.com portal rapidly;

    - SNAP's innovative response compilation technology which ranks results hierarchically according to relevance; and

    - SNAP's strong reach and user base.

    Negative factors relating to SNAP's competitive position in the portal industry include:

    - SNAP does not have the size and scale of some of its competitors;

    - SNAP does not have the same sales force or engineering resources as some of its competitors; and

    - SNAP does not have a public currency which it can use to readily acquire complementary business operations.

    The principal methods of competition in the portal industry relate to the features and benefits offered to the user, including free services such as e-mail, portfolio tracking, local news and weather, customized user home pages and chat services; the relevancy of search results; and the increasing ability to provide richer user experiences, including through the use of high bandwidth applications such as audio and video.

RESEARCH AND DEVELOPMENT

    During 1998, SNAP spent approximately $6.3 million on research and development activities. As of August 31, 1999, SNAP had a research and development staff of 62 full-time employees located at SNAP's headquarters in San Francisco, California. In addition, pursuant to its agreement with GlobalBrain.net, GlobalBrain.net will provide five full-time engineers to SNAP on a consulting basis to engage in research and development of new search technologies.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


    SNAP's success depends significantly upon its proprietary technology. The nature of SNAP's intellectual property protections and the associated risks faced by SNAP are substantially similar to those discussed above with respect to NBCi on page 123.


LEGAL PROCEEDINGS

    SNAP filed a complaint against CityAuction, Inc. in March 1999 in connection with an agreement entered into between SNAP and CityAuction to promote CityAuction's online auction site in exchange for monetary compensation and warrants to purchase shares of CityAuction. This matter is presently pending in Superior Court in San Francisco, California. SNAP is claiming that CityAuction breached the agreement by refusing to honor SNAP's exercise in February 1999 of its CityAuction warrants, failing to make a $125,000 payment due to SNAP and failing to provide SNAP with notice of CityAuction's pending acquisition by Ticketmaster Online-CitySearch, Inc. SNAP is also claiming that Ticketmaster induced CityAuction to breach its contractual obligations to SNAP. SNAP is seeking damages, injunctive and equitable relief of not less than $5 million from CityAuction, in addition to

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damages from Ticketmaster Online-CitySearch Inc. for intentional interference with the SNAP-CityAuction agreements. CityAuction has filed a cross-complaint against SNAP seeking rescission of its promotion agreement with SNAP, restitution of not less than $125,000 and unspecified damages. This matter is in the discovery stage. An unfavorable outcome in this litigation would deny SNAP the economic benefit of the claimed payments and stock ownership of CityAuction.

EMPLOYEES

    As of August 31, 1999, SNAP had 289 full-time employees, including 62 in research and development, 80 in sales and marketing, 108 in product development and design, and 39 in finance and administration. SNAP's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. In the past, SNAP has provided incentives such as salary, benefits and option grants to attract and retain qualified employees. The option grants are typically subject to vesting over four years. The loss or substantial diversion of the services of SNAP's officers or other key employees could have a material adverse effect on SNAP's business, operating results and financial condition.

FACILITIES

    SNAP's headquarters are located in a leased facility in San Francisco, California, consisting of approximately 96,000 square feet, of which SNAP uses approximately 71,000 square feet for its operations and subleases the remainder to unaffiliated third parties. The lease of this facility expires on June 30, 2008. SNAP licenses approximately 1,500 square feet of office space from Xoom.com in New York, New York for its East Coast sales personnel. This license expires on the earlier of the closing of the transactions or December 31, 1999.

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                  SNAP'S MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. The results shown in this proxy statement/ prospectus do not necessarily indicate the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this proxy statement/prospectus.

OVERVIEW

    SNAP began operations as a division of CNET during December, 1996, and launched the first version of the service during September, 1997. From inception through December 31, 1996, SNAP had no sales, and operating activities related primarily to developing necessary computer infrastructure, recruiting personnel, and initial planning and development of the Snap.com site. For the period beginning with the September 1997 launch of the Snap.com site through December 31, 1997, these activities continued with emphasis on growing traffic and reach, building sales momentum, establishing relationships with advertisers, and beginning to promote the SNAP brand.

    SNAP generates net revenue from sales of on-line advertising on its Web site, including lead generation. Total net revenue was $7.3 million and $817,000 for the years ended December 31, 1998 and 1997, respectively. The year-on-year increase in total net revenue was attributable to higher Web-based advertising revenue on substantial traffic growth. Cost of net revenues increased similarly in absolute dollars, reflecting increased sales volume. As SNAP has grown, its operating expenses in absolute dollars have increased. SNAP expects that the dollar amount of its operating expenses will continue to increase as a result of acquisitions, sales and marketing efforts, increased funding of site development, branding of the SNAP name and expansion of technology, operating infrastructure and general and administrative staff needed to support its growth.

    From inception through June 30, 1999, SNAP generated total net revenue of approximately $23.5 million. Over the last year, quarterly net revenue increased from approximately $1.1 million to $8.0 million. Since January 1998, the number of unique users has grown from 685,000 to more than 8.5 million as of July 1999, according to Media Metrix, an independent Internet audience measurement service.

    As of December 31, 1998 and June 30, 1999, SNAP had an accumulated deficit of $54.9 million and $100.9 million, respectively. Although SNAP has experienced rapid growth in net revenue, customers and reach in recent periods, these growth rates are not sustainable. These growth rates will slow and are not indicative of future growth rates that SNAP may experience.

    SNAP has not achieved profitability on a quarterly or annual basis to date, and anticipates that it will incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount and rates of growth in its net revenue from advertising. SNAP expects its operating expenses to continue at relatively high levels, especially in the areas of distribution, sales and marketing, and brand promotion. As a result, SNAP will need to increase its quarterly net revenue to achieve profitability. SNAP believes that period-to-period comparisons of its operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. SNAP's business, results of operations and financial condition will be materially and adversely affected if:

    - net revenue does not grow at anticipated rates;

    - increases in operating expenses are not offset by commensurate increases in net revenue; or

    - SNAP is unable to adjust operating expense levels in light of net revenue.

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    SNAP's operating losses might increase in the future, and SNAP cannot guarantee that it will ever achieve or sustain profitability.

    To date, SNAP has entered into business and technology acquisitions, license arrangements and strategic alliances in order to increase reach and unique user base, build its communities, provide community-specific content, generate additional traffic, increase the number of members and establish additional sources of net revenue.

    SNAP intends to continue making acquisitions to increase online reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which SNAP makes its services available. Acquisitions carry numerous risks and uncertainties, including:

    - difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;

    - diversion of management's attention from other business concerns;

    - risks of entering geographic and business markets in which Snap.com has little or no prior experience; and

    - potential loss of key employees of acquired entities.

    SNAP cannot guarantee that it will be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future. A failure to successfully integrate acquired entities or assets could have a material adverse effect on its business, results of operations and financial condition. In addition, SNAP cannot guarantee that it will be successful in identifying and closing transactions with potential acquisition candidates.

    SNAP has had no international sales to date.

RECENT EVENTS

    In April 1999, SNAP entered into a series of agreements with GlobalBrain.net, Inc. In aggregate, SNAP provided GlobalBrain with $2 million in cash and 75,000 membership units, valued at $3 million, in exchange for:

    - a seven-year, exclusive right to utilize the GlobalBrain technology within a portal service, with an option to extend an additional five years,

    - non-exclusive rights to utilize the GlobalBrain technology in other SNAP products and to sublicense the GlobalBrain technology,

    - a commitment from GlobalBrain to provide a minimum of five dedicated GlobalBrain engineers working full time at the discretion of SNAP on custom research and development work for three years,

    - a 10% ownership interest in GlobalBrain, and

    - warrants to purchase an additional 41% of GlobalBrain in three separate tranches over a five year period.

    SNAP accounted for this transaction as the acquisition of tangible and intangible assets, which will include allocations of the consideration surrendered by SNAP relating to purchased technology of approximately $2 million, prepaid development fees of approximately $2 million, and an equity investment in a private company of approximately $1 million.


    On September 13, 1999, SNAP entered into a strategic alliance with Xoom.com and ValueVision which is described on page 121.


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RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE SIX MONTHS ENDED JUNE 30,
     1998

    The following table presents consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                                                               SIX MONTHS ENDED
                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1998       1999
                                                                             ---------  ---------
Net revenue................................................................      100.0%     100.0%

Cost of net revenue........................................................      200.9%      43.8%

        Gross profit (deficit).............................................     (100.9%)      56.2%

Operating expenses:
  Product development......................................................      117.6%      37.5%
  Sales and marketing......................................................      172.0%     109.3%
  General and administrative...............................................       71.9%      43.0%
  Amortization of deferred compensation....................................        0.0%      13.2%
  Promotion and advertising provided by NBC................................        0.0%     194.8%
        Total operating expenses...........................................      361.5%     397.7%
                                                                             ---------  ---------

Operating loss.............................................................     (462.4%)    (341.6%)

Other expense, net.........................................................        0.0%      (4.5%)

        Net loss...........................................................     (462.4%)    (346.0%)
                                                                             ---------  ---------
                                                                             ---------  ---------

    NET REVENUE

    Total net revenue for the six months ended June 30, 1999 was $13.4 million, an increase of approximately $11.4 million over revenues of $2.0 million for the six months ended June 30, 1998. The increase in net revenue was primarily due to the substantial traffic growth and an increase in Web-based advertising as SNAP's higher Web site traffic increased its attractiveness to advertisers. Traffic growth was attributable principally to promotion on NBC national television network and to co-branded editions of Snap.com and other distribution partnerships. One customer, Mail.com, comprised 29% of net revenues for the six months ended June 30, 1999 in a non-cash transaction using equity as consideration for services sold by SNAP.

    COST OF NET REVENUE

    Cost of net revenue increased to $5.9 million during the six months ended June 30, 1999 from $3.9 million for the six months ended June 30, 1998 primarily as a result of an increase of $1.2 million in content license fees and an increase of $1.6 million in bandwidth and hosting charges.

    Gross margins increased to 56.2% in the six months ended June 30, 1999 from a negative 100.9% in the six months ended June 30, 1998 as a result of growth in net revenue.

    PRODUCT DEVELOPMENT EXPENSES

    Product development expenses consist primarily of payroll and related expenses for modifications, enhancements and new development operations personnel and consultants. Product development expenses increased to $5.0 million in the six months ended June 30, 1999 from $2.3 million in the six months ended June 30, 1998 as a result of hiring additional employees. Product development costs decreased as a percentage of total net revenue to 37.5% in the six months ended June 30, 1999 from 117.6% in the six months ended June 30, 1998 because of the growth in net revenue.

    SNAP believes product development expenses will continue to increase in the future as management initiates new product features and makes significant investments in its Web site to remain competitive.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses consist primarily of payroll and related expenses for personnel engaged in sales, marketing, publishing and customer support, as well as advertising, promotional and traffic distribution expenditures. Sales and marketing expenses increased to $14.6 million in the six months ended June 30, 1999 from $3.4 million in the six months ended June 30, 1998. The absolute dollar increase from period to period in sales and marketing expenses was primarily attributable to an increase of $7.9 million in distribution costs and an increase of $1.9 million in personnel and related expenses required to implement its sales and marketing strategy. Sales and marketing costs decreased as a percentage of total net revenue to 109.3% in the six months ended June 30, 1999 from 172.0% in the six months ended June 30, 1998. SNAP expects to continue hiring additional personnel and to expand SNAP's branding and marketing campaign. Therefore, SNAP expects marketing and sales expenses to increase in absolute dollars.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, human resources, facilities and administration, as well as legal fees, depreciation, lease expense, insurance, and fees for professional services. General and administrative expenses increased to $5.7 million in the six months ended June 30, 1999 from $1.4 million in the six months ended June 30, 1998. The absolute dollar increases from period to period in general and administrative expenses were primarily due to increases in the number of general and administrative personnel costs, which increased costs by $2.5 million, and an increase of $1.5 million in facility expenses to support the growth of its operations. General and administrative expenses decreased as a percentage of total net revenue to 43.0% in the six months ended June 30, 1999 from 71.9% in the six months ended June 30, 1998. SNAP expects general and administrative expenses to increase in absolute dollars in future periods as SNAP expands its staff and incurs additional costs related to its operations.

    AMORTIZATION OF DEFERRED COMPENSATION

    SNAP has recorded deferred stock compensation charges of $8.8 million and $0 during the six months ended June 30, 1999 and 1998, respectively. The deferred compensation charges account for the difference between the exercise price and the deemed fair value of some of the unit options SNAP granted to its employees. SNAP cannot guarantee that it will not accrue additional charges, which could have a material adverse effect on its business, results of operations and financial condition.

    Deferred compensation expense reflects the amortization of stock compensation charges resulting from stock options and restricted stock purchase agreements. SNAP has recorded deferred compensation expense of $1,766,000 and $0, during the six months ended June 30, 1999 and 1998, respectively.

    PROMOTION AND ADVERTISING PROVIDED BY NBC

    SNAP has recorded approximately $26.0 million and $0 in promotion and advertising expense in the six months ended June 30, 1999 and 1998, respectively. The promotion and advertising services provided have been recorded as capital contributions based on average cost per thousand impressions value for commercial air time during the period the services were provided.

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
    OTHER EXPENSE, NET

    Other expense, net represents the interest income SNAP earned on its cash and investments, and interest expense arising from the line of credit. SNAP has recorded approximately $595 and $0 in other expense, net in the six months ended June 30, 1999 and 1998, respectively. This increase was primarily due to increased extensions of credit under SNAP's revolving credit facility.

    NET LOSS

    SNAP's net loss for the six month period ended June 30, 1999 was approximately $46.2 million and it was approximately $9.0 million for the same period ended June 30, 1998. The $37.2 million increase in the net loss was principally attributable to non-cash expenses of $26.0 million for promotion and advertising provided by NBC. The rest of the net loss increase was attributable to higher distribution costs and increased personnel expenses to support the growth of the business.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

    The following table presents statement of operations data for the periods indicated as a percentage of total net revenue. Prior to 1997, SNAP had no net revenue because operations were limited and consisted primarily of start-up activities.

                                                                                             YEAR ENDED DECEMBER
                                                                                                     31,
                                                                                             --------------------
                                                                                               1997       1998
                                                                                             ---------  ---------
Net revenues...............................................................................      100.0%     100.0%

Cost of net revenues.......................................................................      186.0%     104.2%
        Gross profit (deficit).............................................................      (86.0%)      (4.2%)

Operating expenses:
  Product development......................................................................     1150.9%      85.6%
  Sales and marketing......................................................................      500.6%     170.6%
  General and administrative...............................................................      167.9%      81.2%
  Amortization of deferred compensation....................................................         --        2.2%
  Promotion and advertising provided by NBC................................................         --      192.2%
        Total operating expenses...........................................................     1819.5%     531.7%
                                                                                             ---------  ---------

Operating loss.............................................................................    (1905.5%)    (535.9%)

Other expense, net.........................................................................         --       (1.0%)
                                                                                             ---------  ---------

        Net loss...........................................................................    (1905.5%)    (536.9%)
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    NET REVENUES

    SNAP began generating net revenues during 1997. SNAP's total net revenues increased to $7.3 million for the year ended December 31, 1998 from $817,000 for the year ended December 31, 1997. The increase in net revenues was primarily due to an increase in Web-based advertising. SNAP's higher Web site traffic increased its attractiveness to advertisers, and strategic partnership growth. E! Online accounted for 18% of net revenues for the year ended December 31, 1997.

    COST OF NET REVENUES

    Cost of net revenues increased to $7.6 million for the year ended December 31, 1998 from $1.5 million for the year ended December 31, 1997 as a result of an increase of $4.1 million in payroll and related expenses for personnel engaged in supporting SNAP's product, an increase of $0.9 million in additional content license fees, and an increase of $1.0 million in bandwidth and hosting charges.

    Gross deficit improved to a negative 4.2% in the year ended December 31, 1998 from a negative 86.0% in the year ended December 31, 1997, as a result of growth in net revenue.

    PRODUCT DEVELOPMENT EXPENSES

    Product development expenses consist primarily of payroll and related expenses for modifications, enhancements and new development operations personnel and consultants. Product development expenses decreased to $6.3 million in the year ended December 31, 1998 from $9.4 million in the year ended December 31, 1997. Product development costs decreased as a percentage of total net revenues to 85.6% in the year ended December 31, 1998 from 1,150.9% in the year ended December 31, 1997, due to growth in net revenues.

    SNAP believes product development expenses will continue to increase in the future as management initiates new product features and builds and invests in new technologies for the Snap.com Web site to remain competitive. Therefore, SNAP expects that its product development expenses will increase in absolute dollars for the foreseeable future.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses consist primarily of payroll and related expenses for personnel engaged in sales, marketing, publishing and customer support, advertising and promotional expenditures and costs paid to third parties to distribute page views to the Snap.com Web site (distribution expenses). Sales and marketing expenses increased to $12.5 million in the year ended December 31, 1998 from $4.1 million in the year ended December 31, 1997. The absolute dollar increases from period to period in sales and marketing expenses were primarily attributable to an increase of $3.0 million in personnel and related expenses required to implement its sales and marketing strategy, as well as an increase of $2.1 million in distribution costs. Distribution expenses increased as a percentage of total net revenues to 29% for the year ended December 31, 1998 compared to 2% for the year ended December 31, 1997. Sales and marketing costs decreased as a percentage of total net revenues to 170.6% in the year ended December 31, 1998, from 500.6% in the year ended December 31, 1997. SNAP expects to continue hiring additional personnel and to expand SNAP's branding and marketing campaign. Therefore, SNAP expects marketing and sales expenses to increase in absolute dollars.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, human resources, facilities and administration, as well as legal fees, insurance and fees for professional services. General and administrative expenses increased to $5.9 million in the year ended December 31, 1998 from $1.4 million in the year ended December 31, 1997. The absolute dollar increases from period to period in general and administrative expenses were primarily due to increases in the number of general and administrative personnel, which increased costs by $1.3 million and an increase of $3.0 million in facility expenses to support the growth of SNAP's operations. General and administrative expenses decreased as a percentage of total net revenue to 81.2% in the year ended December 31, 1998 from 167.9% in the year ended December 31, 1997. General and administrative expenses as a percentage of net revenues have decreased because of the growth in net revenues. SNAP expects general and administrative expenses to increase in absolute dollars in future periods as SNAP expands its staff and incurs additional costs related to its operations.

    AMORTIZATION OF DEFERRED COMPENSATION

    SNAP has recorded deferred stock compensation charges of $2.3 million for the year ended December 31, 1998. The deferred compensation charges account for the difference between the exercise price and the deemed fair value of some of the unit options SNAP granted to its employees.

SNAP cannot guarantee that it will not accrue additional charges, which could have a material adverse effect on its business, results of operations and financial condition.

    Deferred compensation expense reflects the amortization of compensation charges resulting from unit options and restricted unit purchase agreements. SNAP has recorded deferred compensation expense of $160,000 for the year ended December 31, 1998.

    PROMOTION AND ADVERTISING PROVIDED BY NBC

    SNAP has recorded approximately $14.1 million in promotion and advertising expenses provided by NBC for the year ended December 31, 1998. The promotion and advertising services provided have been recorded as capital contributions based on the average cost per thousand impressions value for commercial air time during the period the services were provided.

    INCOME TAXES

    Prior to June 25, 1998 SNAP's taxable losses were included in the consolidated tax returns of CNET, Inc. SNAP did not receive any benefit from CNET Inc.'s receipt of such operating losses or research and development credits.

    Upon the incorporation as a Delaware limited liability company on June 26, 1998, SNAP's net operating losses inured to the benefit of its members. Accordingly, no provision for income taxes is recognized in the accompanying financial statements as the net losses generated from SNAP's operations have been passed through to its members.

    NET LOSS

    SNAP's net loss for the year ended December 31, 1998 was approximately $39.3 million and it was approximately $15.6 million for the same period ended December 31, 1997. The $23.7 million increase in the net loss was principally attributable to non-cash expenses of $14.1 million for promotion and advertising provided by NBC. The rest of the net loss increase was attributable to higher distribution costs and increased personnel expenses to support the growth of the business.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present consolidated statements of operations data for SNAP's five most recent quarters ended June 30, 1999 in dollars and as a percentage of net revenue. In management's opinion, this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the unaudited information for the quarters presented. You should read this information in conjunction with the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that SNAP might achieve for any subsequent periods.

                                                            JUNE 30,   SEPT. 30,    DEC. 31,   MAR. 31,   JUNE 30,
                                                              1998        1998        1998       1999       1999
                                                            ---------  ----------  ----------  ---------  ---------
                                                                                (IN THOUSANDS)
Net revenue...............................................      1,097       1,352       4,007      5,361      8,007

Cost of net revenue.......................................      2,310       1,679       2,013      2,701      3,157

Gross profit (deficit)....................................     (1,213)       (327)      1,994      2,660      4,850

Operating expenses:
  Product development.....................................      1,119       1,928       2,032      2,195      2,814
  Sales and marketing.....................................      2,036       2,742       6,372      7,497      7,116
  General and administrative..............................        737       1,701       2,831      2,705      3,039
  Amortization of deferred compensation...................         --          --         160        519        988
  Promotion and advertising provided by NBC...............         --       3,484      10,576     13,656     12,381

Total operating expenses..................................      3,892       9,855      21,971     26,572     26,338
                                                            ---------  ----------  ----------  ---------  ---------

Operating loss............................................     (5,105)    (10,182)    (19,977)   (23,912)   (21,488)
Other expense, net........................................         --          36        (111)      (263)      (332)

Net loss..................................................  $  (5,105) $  (10,146) $  (20,088)   (24,175)   (21,820)
                                                            ---------  ----------  ----------  ---------  ---------
                                                            ---------  ----------  ----------  ---------  ---------

                                                                JUNE 30,    SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                                                  1998        1998        1998       1999       1999
                                                                ---------  -----------  ---------  ---------  ---------
Net revenue...................................................      100.0%      100.0%      100.0%     100.0%     100.0%

Cost of net revenue...........................................      210.6%      124.2%       50.2%      50.4%      39.4%

Gross profit (deficit)........................................     (110.6%)      (24.2%)      49.8%      49.6%      60.6%

Operating expenses:
  Product development.........................................      102.0%      142.6%       50.7%      40.9%      35.1%
  Sales and marketing.........................................      185.6%      202.8%      159.0%     139.8%      88.9%
  General and administrative..................................       67.2%      125.8%       70.7%      50.5%      38.0%
  Amortization of deferred compensation.......................        0.0%        0.0%        4.0%       9.7%      12.3%
  Promotion and advertising provided by NBC...................        0.0%      257.7%      263.9%     254.7%     154.6%
                                                                ---------  -----------  ---------  ---------  ---------

Total operating expenses......................................      354.8%      728.9%      548.3%     495.6%     328.9%
                                                                ---------  -----------  ---------  ---------  ---------

Operating loss................................................     (465.4%)     (753.1%)    (498.5%)    (446.0%)    (268.4%)
Other income, net.............................................        0.0%        2.7%       (2.8%)      (4.9%)      (4.1%)
                                                                ---------  -----------  ---------  ---------  ---------
Net loss......................................................     (465.4%)     (750.4%)    (501.3%)    (450.9%)    (272.5%)
                                                                ---------  -----------  ---------  ---------  ---------
                                                                ---------  -----------  ---------  ---------  ---------

    SNAP's operating expenses have increased significantly in absolute dollar amounts in each quarter as SNAP has transitioned from the development stage to the commercialization of its services and products and expansion of its business. SNAP expects operating expenses will continue to increase in the future as SNAP continues to seek to expand its business. To the extent that these expenses are not accompanied by an increase in net revenue, its business, results of operations and financial condition could be materially adversely affected.

    SNAP expects operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of its control.

    As a strategic response to changes in the competitive environment, SNAP might from time to time make pricing, service or marketing decisions or pursue business combinations that could have a material adverse effect on its business, results of operations and financial condition. In order to accelerate the promotion of the Snap.com brand, SNAP intends to significantly increase its marketing budget, which could materially and adversely affect its business, results of operations and financial condition. SNAP expects to experience seasonality in its business, with user traffic on the Snap.com site potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Additionally, seasonality may significantly affect SNAP's advertising revenue during the first and third calendar quarters, as advertisers historically spend less during these periods, and more in the fourth quarter. Because Web-based commerce and advertising is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in Snap.com's operating results, and these patterns could have a material adverse effect on its business, results of operations and financial condition.

    Due to the foregoing factors, SNAP's quarterly net revenue and operating results are difficult to forecast. Consequently, SNAP believes that period to period comparisons of its operating results will not necessarily be meaningful and you should not rely on them as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the commencement of the proposed business combination, SNAP financed its operations primarily through capital contributions by CNET and NBC, and a revolving credit facility. On September 14, 1999, the revolving credit facility was amended to provide for extensions of credit of up to $55,000,000. Extensions of credit under the facility can be in the form of revolving credit loans or standby letters of credit. As of December 31, 1998 and June 30, 1999, SNAP had a total of $13.5 million and $30.1 million, respectively, outstanding under its revolving credit facility, all of which is due in 1999, but is expected to be refinanced. The borrowings are classified as long-term on the face of the balance sheet because SNAP has the ability and intent to extend the due dates beyond December 31, 1999.

    At December 31, 1998 and June 30, 1999, SNAP had cash and cash equivalents and short-term investments of approximately $865,000 and $37,000, respectively.

    Net cash used in operating activities for the years ended December 31, 1998 and 1997 was $24.6 million and $14.7 million, respectively. Cash used in operating activities for the year ended December 31, 1998 was primarily the result of net losses, partially offset by non-cash promotion and advertising provided by NBC. Cash used in operating activities for the year ended 1997 was primarily the result of net losses.

    Net cash used in operating activities for the six months ended June 30, 1999 and 1998 was $10.2 million and $9.4 million, respectively. Cash used in operating activities for the six months ended June 30, 1999 was primarily the result of net losses, partially offset by promotion and advertising provided by NBC. Cash used in operating activities for the six months ended June 30, 1998 was primarily the result of net losses.

    Net cash used in investing activities for the years ended December 31, 1998 and 1997 was $4.5 million and $1.5 million, respectively. Cash used in investing activities in each period was primarily related to purchases of fixed assets.

    Net cash used in investing activities for the six months ended June 30, 1999 and 1998 was $7.2 million and $1.1 million, respectively. Cash used in investing activities in each period was primarily related to purchases of fixed assets.

    Net cash provided by financing activities for the years ended December 31, 1998 and 1997 was $30.0 million and $16.2 million, respectively. Cash provided by financing activities was primarily attributable to capital contributions. For the year ended December 31, 1998, cash provided by financing activities also included a cash contribution from NBC and proceeds from the line of credit.

    Net cash provided by financing activities for the six months ended June 30, 1999 was $16.6 million, and net cash provided by financing activities in the six months ended June 30, 1998 was $16.4 million. Cash provided by financing activities in the six months ended June 30, 1999 related to proceeds from the revolving credit facility. Cash provided by financing activities in the six months ended June 30, 1998 was attributable to CNET's capital contribution of $10.5 million and NBC's cash contribution of $5.9 million.

    As of December 31, 1998 and June 30, 1999 SNAP's principal commitments consisted of obligations outstanding under operating leases.

    SNAP believes that it has the financial resources needed to meet its presently anticipated business requirements, including capital expenditure and strategic operating programs, for at least the next 12 months through an increase of its credit facility and anticipated customer advance payments.

    In the long term, if cash generated by operations is insufficient to satisfy its liquidity requirements, SNAP may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to its stockholders. SNAP may not be able to raise any such capital on terms acceptable to SNAP or at all.

DISCLOSURES ABOUT MARKET RISK

    SNAP invests in equity investments in publicly- and privately-held companies for business and strategic purposes. These investments are segregated as other long-term assets and are accounted for under the cost method when ownership is less than 20%. For publicly traded investments, which the Company generally considers to be available-for-sale securities the Company's policy is to record such at market value at each reporting date. Any unrealized gains and losses are recorded in members equity. For non-quoted investments, SNAP's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. SNAP identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

YEAR 2000 COMPLIANCE

    SNAP has initiated a comprehensive review of potential issues associated with the transition to the Year 2000. Executive level sponsorship has been established and status reports are prepared and distributed weekly. The appraisal includes:

    - Assessing, remediating and testing software and hardware used to create and maintain the Snap.com Web sites,

    - Evaluating software and hardware used within SNAP for internal business purposes, as well as updating and testing where appropriate, and

    - Requesting and reviewing preparedness of key partners and suppliers.

    The internal review of software systems supporting the Snap.com Web sites includes those systems used for site management, network monitoring, quality assurance and transactions processing. Many of these systems were developed internally by SNAP when the Year 2000 problem already had some visibility, and SNAP was largely able to anticipate four digit requirements where years were considered in software programs. Nevertheless, these systems are being reviewed line by line to help ensure they will continue to function as intended into the Year 2000.

    SNAP is also reviewing its computer infrastructure, including network equipment and servers, for compliance. SNAP does not anticipate material problems with this equipment, as the current configuration was installed within the last three years. Similarly, SNAP purchased most of its servers in 1998 and 1999. With this relatively current equipment, SNAP does not anticipate material Year 2000 compliance problems, and SNAP will replace any servers that cannot be updated either in the normal replacement cycle or on an accelerated basis.

    SNAP has internally standardized all of its IBM-compatible personal computers on Windows NT 4.0 using reasonably current service packs. SNAP's vendor for these service packs has advised that these products are Year 2000 compliant. For Apple computers, SNAP has installed the Mac OS Version 8.6 and has been advised by the vendor that these products are Year 2000 compliant. SNAP uses multiple software systems for internal business purposes, including accounting, e-mail, development, human resources, customer service and support and sales tracking systems. All of these applications have been purchased or developed within the last three years, and SNAP is in the process of obtaining verification from key vendors that the product in use is Year 2000 compliant.

    SNAP has made inquiries to vendors of systems that SNAP believes to be mission critical to its business, as well as key partners, customers and content providers regarding their Year 2000 readiness. Although SNAP has received and continues to request various assurances, SNAP has not received affirmative documentation of Year 2000 compliance from all of these companies and has not yet completed comprehensive operational testing on its internal systems. SNAP generally does not have contractual rights against third party providers should their equipment or software fail due to Year 2000 issues. If these kinds of issues arise, SNAP may incur unexpected expenses to remedy problems, which could potentially include purchasing replacement hardware and software and negotiating arrangements with new partners, customers and content providers. SNAP has not yet fully appraised the compliance of various third-party suppliers of services such as telephone companies, long distance carriers, financial institutions and electric companies, the failure of any one of which could severely disrupt its ability to carry on its business.

    SNAP anticipates that its review of Year 2000 issues and any remediation efforts will continue throughout calendar 1999. The costs incurred to date to remediate Year 2000 issues have not been material. If any Year 2000 issues are uncovered with respect to systems that support its Web sites or serve internal functions, SNAP believes that it will be able to resolve these problems without material difficulty, as replacement systems are generally available on commercially reasonable terms. SNAP presently estimates that the total remaining cost of addressing Year 2000 issues will not exceed $300,000. SNAP derived these estimates using a number of assumptions, including the assumption that SNAP has already identified its most significant Year 2000 issues. However, these assumptions may not be accurate, and actual results could differ materially from those anticipated. In spite of SNAP's review and remediation efforts to date, the recent development of SNAP's products and services, the recent installation of SNAP's networking equipment and servers, and the limited activities that remain to be completed, SNAP is in the process of developing contingency plans to deal with any foreseeable material Year 2000 issues. These are intended to mitigate Year 2000 issues but may or may not prevent failures that could severely disrupt SNAP's ability to carry on its business.

    SNAP's applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems that are owned and operated by other companies. While SNAP is attempting to verify that other companies are prepared for the Year 2000, SNAP is unable to predict with certainty to what extent its business may be affected if its systems or the systems that operate in conjunction with SNAP experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of SNAP's software and systems could result in:

    - a delay or loss of revenue,

    - interruption of services,

    - cancellation of contracts and memberships,

    - diversion of development resources,

    - damage to its reputation, and

    - increased costs, including litigation costs.

    Any of these results could adversely affect SNAP's business, financial condition and results of operations. SNAP's worst case scenario is that the Internet fails due to Year 2000 problems, leaving SNAP unable to offer any services on its Web sites for an extended period of time.

RECENT ACCOUNTING PRONOUNCEMENTS

    The FASB recently issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. SNAP must adopt SFAS No. 133 by January 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material adverse effect on the financial positions or operations of SNAP.

                        NBC CONTRIBUTED INTERNET ASSETS

OVERVIEW

    NBC, a wholly owned subsidiary of GE, is one of the leading television networks in the United States. NBC produces, acquires and distributes a comprehensive schedule of entertainment, news and sports programming, and provides network television services to 13 owned stations as well as more than 220 affiliated stations throughout the United States. Through NBC Multimedia, NBC pursues an array of new media initiatives, including the development of Web sites related to its principal programming services and strategic relationships with leading edge interactive technology companies. In addition, NBC produces and distributes CNBC, a 24-hour cable business and financial news channel, and, in a joint venture with Microsoft, produces and distributes MSNBC, a 24-hour cable news channel. NBC also has cable business and financial news channels offered internationally through a joint venture with Dow Jones.

    Currently, NBC.com, NBC-IN.com and VideoSeeker are operating divisions within NBC Multimedia, and CNBC.com LLC is a wholly owned subsidiary of NBC. NBC.com is the online home for NBC's entertainment programming on the Internet, offering information about NBC television programs and original episodic programming designed specifically for Internet users, as well as news and information from MSNBC and NBC-related merchandise. NBC-IN.com is a portal to a network of local community sites created for more than 100 NBC-owned and NBC-affiliated television stations in the United States. NBC-IN.com provides customized advertising and community directory services to complement each station's news and other local information on its Web site. VideoSeeker is an on-demand Internet video service featuring television and movie clips, DVD trailers and related shopping opportunities. Together, NBC.com, NBC-IN.com and VideoSeeker achieved a reach of 3.8% among home users in July 1999, recording
1.37 million unique visitors, a 11.4% increase over the 1.1 million unique visitors recorded in June 1998, the first month in which all three services were operational. CNBC.com, launched on June 21, 1999, is a Web site developed by NBC in connection with its CNBC cable channel, offering financial information and analytic tools to assist users in personal financial planning.

NBC.COM

    PRODUCTS AND SERVICES

    Launched by NBC in August 1995, NBC.com is the Internet venue for NBC's television programming. NBC.com provides information and promotion for NBC on-air broadcasts as well as original show extensions developed specifically for Internet users. NBC.com also offers shopping services, as well as bulletin boards and chat rooms, including chat sessions with NBC on-air talent, through its cobranded site www.nbc.talkcity.com, operated by Talk City, Inc. NBC.com's strategy has been to build on the NBC brand to establish itself as a leading entertainment information Web site.

    NBC.com provides show descriptions, episode updates, actor biographies, schedule information and program trivia for NBC entertainment programming. NBC.com gives fans of NBC programming an opportunity to learn more about their favorite television shows with such features as "backstage tours" and online-only interviews. NBC.com adapts NBC program content for interactive uses on NBC.com, such as games and photo galleries. NBC.com maintains direct links to MSNBC News, MSNBC Sports and CNBC.com. NBC.com also provides direct links to local news and weather delivered by NBC's local station affiliates through NBC-IN.com.

    In addition, NBC.com presents customized Internet extensions of NBC television programming in the form of online "spin-offs" and Internet-only segments derived from on-air material. NBC links original content from the enhanced site with the "parent" on-air program, so that characters, story elements and sketches connect television and Internet media. For example, through the "Profiler" link on NBC.com, users can participate interactively in a story extension derived from episodes of the

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television program. NBC.com recently created "Virtual Jay," an extension of The
Tonight Show with Jay Leno, which features an animated likeness of Jay Leno performing original material designed for NBC.com. To date, enhanced show sites have been created for ten additional NBC television programs including Late Night with Conan O'Brien and Saturday Night Live.

    NBC.com offers real-time communication in show-related chat rooms hosted by Talk City through a strategic relationship with NBC, in the form of online discussions among fans as well as scheduled chat events with on-air celebrities. In addition, NBC.com offers bulletin board services dedicated to particular television shows. NBC.com also provides e-commerce functionality for sales of home video editions of NBC programs and made-for-television movies, NBC-branded merchandise, and links to online shopping pages not affiliated with NBC.

    NBC.com has been recognized within the Internet industry for its achievements, winning several awards including Best Story/Script and Best Design for "Homicide: Second Shift" from Invision, and Promax Awards for on-air promotions of The Tonight Show and Homicide. NBC.com was a Webby Award finalist for 1998 Entertainment Site of the Year and an Academy of Interactive Arts & Sciences finalist for 1998 Entertainment Site of the Year.

    STRATEGIC RELATIONSHIPS

    NBC Multimedia has entered into agreements with USWeb Corporation for production and hosting services for NBC.com and VideoSeeker.com, and with Talk City, Inc. for chat services for NBC.com and several of the NBC-IN.com local station Web sites.

    Under the agreement with USWeb, NBC Multimedia receives Internet production services as well as Web site hosting, support and technical services from USWeb for NBC.com and VideoSeeker.com in addition to other NBC Web sites. NBC Multimedia retains creative and editorial control over all content on its Web sites hosted by USWeb. NBC Multimedia pays USWeb an annual fee for the services provided by USWeb. The USWeb agreement has a term of four years expiring in May 2002, and NBC Multimedia has the right to extend the agreement unilaterally for an additional four-year term at a fixed increase in the annual fee. NBC Multimedia may terminate the agreement with three months' prior written notice to USWeb, and beginning in November 1999, USWeb may terminate the agreement with six months' prior written notice to NBC Multimedia.

    Talk City furnishes all services required to create, maintain and operate chat services on NBC.com and several of the NBC-IN.com local station Web sites, in addition to other NBC Web sites. NBC Multimedia receives promotion of the NBC Web sites on the Talk City Web sites. The term of the Talk City agreement extends until August 2001, and may be renewed automatically unless either party notifies the other at least sixty days in advance of the end of the term that it elects to have the agreement expire. Either party may terminate the agreement at any time with sixty days' prior written notice.

    REVENUE SOURCES

    NBC.com leverages the power of the NBC television brand to drive traffic to NBC.com. This provides exposure for NBC.com's advertisers seeking to turn NBC's television viewers into potential customers for products and services. NBC believes that its high television viewership and favorable demographics offer a strong platform to develop NBC.com's ability to attract advertisers. During the 1998-1999 television season, NBC television programming reached approximately 156 million viewers in the United States at least once every week. The NBC.com Web site address is included with NBC's logo graphic at the end of many entertainment programs broadcast on the NBC television network in primetime, although NBC is not obligated to continue to display the NBC.com logo or NBC.com Web site address in this particular manner. NBC.com has been featured in promotional spots during NBC

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primetime programming as well as The Tonight Show, Saturday Night Live, Late
Night with Conan O'Brien and NBC's "TNBC" block of teen-targeted shows.

    NBC.com generates revenue from the sale of advertising on its site as well as by providing links to online shopping pages not affiliated with NBC. NBC.com draws users who represent an attractive demographic group for companies that advertise and conduct business over the Internet, yielding a wide array of major advertisers and sponsors including Honda, Johnson & Johnson, Levi Strauss, Lincoln, Microsoft, Pontiac and VISA. NBC.com also offers advertisers on NBC television mini-series and special events programming the opportunity to purchase integrated online sponsorships that feature the on-air sponsor in the NBC.com area promoting the mini-series or special event.

    NBC.com also generates revenue from development of specialized content for advertisers. For example, NBC.com developed an area in the NBC.com Web site, "Jay's Garage", to capitalize on the enthusiasm for cars and driving frequently expressed on-air during The Tonight Show by host Jay Leno. As a result, NBC.com has been able to offer automobile advertisers cross-promotional capability by coordinating television network advertising with sponsorship of "Jay's Garage" on NBC.com. In addition, NBC.com has provided production capability to advertisers seeking access to the desirable demographic groups to which NBC television programming has traditionally appealed. For example, the NBC.com production team produced an Internet advertising campaign for Levi Strauss that, although not linked to NBC television programming, increased brand awareness for NBC.com.

NBC-IN.COM

    PRODUCTS AND SERVICES

    The NBC-IN.com Web site serves as a portal to a network of local news and information Web sites developed with 104 NBC-owned and NBC-affiliated television stations throughout the United States. When a user identifies a particular city of interest, NBC-IN.com enables the user to connect with the Web site of the local NBC-owned or NBC-affiliated station in that city. On the local station Web sites connected by NBC-IN.com, users can access news, sports and weather from MSNBC and, in the case of NBC affiliates, the local station itself. Users can also access services such as job searching, local advertising for real estate and automobiles, restaurant reviews and telephone directories customized for the relevant geographic area. Most of the content appearing on the NBC-IN.com Web sites is obtained from unaffiliated content providers, often through exclusive relationships with NBC-IN.com. The NBC-IN.com network of station Web sites offers advertisers a city-by-city advertising platform tailored to local needs with on-air and online cross-promotion, anchored by the NBC brand.

    NBC-IN.com was launched in October 1997 with participation by NBC's 13 owned stations and 30 stations affiliated with NBC. As of July 31, 1999, an additional 61 local NBC-affiliated stations had joined NBC-IN.com, bringing the total participation to 104 NBC-owned and NBC-affiliated stations throughout the United States.

    Each station participating in the NBC-IN.com network has significant discretion to tailor the look and feel of its Web site and the content it presents to appeal to its local market. NBC-IN.com delivers a portion of each Web site's content through contractual relationships with national providers of search services and directories tailored to deliver specialized local information. Each NBC affiliate station Web site in the NBC-IN.com network has agreed to include in its Web site all or a portion of the content secured by NBC-IN.com, depending upon the terms of such affiliate's agreement with NBC-IN.com. As subsidiaries of NBC, the 13 stations owned by NBC have historically included all content furnished by NBC-IN.com on their Web sites, but they are not presently under a written obligation to do so.

    STRATEGIC RELATIONSHIPS

    NBC-IN.com provides a portion of each local site's content through strategic relationships with Web sites such as Realtor.com, Rent.net, Big Yellow, Auto-by-Tel and CareerBuilder. These content

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providers pay a fee to NBC-IN.com to furnish search or other functionality in a particular category such as auto and real estate sales, apartment rentals, telephone directory services and job searching services for the geographic areas covered by each site throughout the NBC-IN.com site network. For instance, by clicking on "Cars" on the station Web site, a user is connected to Autobytel.com and can obtain product reviews and manufacturers' information as well as purchase, lease or finance a new or used automobile. These strategic relationships typically have terms of one to three years.

    In addition, NBC-IN.com has entered into an agreement with 24/7 Media to place sales representatives on site at NBC stations in each of the top twenty U.S. markets covered by NBC-IN.com. These sales representatives seek to sell coordinated packages of on-air and online advertising to local advertisers in their assigned markets in order to develop online advertising sales at each of the participating stations and capitalize on the cross-promotional opportunities presented by the local on-air platform. In addition, 24/7 Media provides training and marketing services to the other stations participating in the NBC-IN.com network. Under the agreement with 24/7 Media, NBC-IN.com is entitled to share in revenues from advertisement sales completed by 24/7 sales representatives. The agreement with 24/7 Media extends to March 11, 2002.

    REVENUE SOURCES

    NBC-IN.com generates revenue from the sale of traditional online advertising in the form of banners and direct links to non-NBC online shopping pages, and from content providers seeking access to NBC-IN.com distribution for their products and services. NBC-IN.com sites attract a wide array of local advertising categories, including automobiles, real estate sales and rentals, and job opportunities. NBC-IN.com seeks to leverage the NBC brand to supplement marketing opportunities that have been tailored for local audiences.

    Jupiter Communications estimates that online advertising revenues will reach $7.7 billion by 2002, with local advertising revenues representing an increasing percentage of this total, growing from approximately 10% in 1996 to over 50% in 2002. NBC-IN.com seeks to take advantage of this growth in local online advertising revenues by offering advertisers an extensive network of Web sites designed to capture regional differences in consumer demand together with the opportunity for network and local television cross-promotion. The NBC-IN.com network enables local advertisers, which traditionally have focused on local radio and print advertising platforms because of cost, to access the greater reach and richer media offered by television and the Internet in a more cost-effective manner. By combining mentions of several advertisers in a single on-air promotion of a local NBC-IN.com Web site, stations owned by or affiliated with NBC can provide local advertisers with access to a television audience at a fraction of the cost for a full advertising spot. In addition, advertisers have the ability to furnish more extensive information about the products and services they offer to viewers who visit a station's Web site.

    Moreover, the Internet is changing buying patterns, as consumers increasingly obtain product information and make purchases via the Internet. For example, research by J.D. Power & Associates indicates that by 2000, one in five buyers of new cars will use the Internet in their search, whether to obtain product reviews and manufacturers' information or to identify potential sellers and complete a purchase or lease transaction. Department of Commerce statistics indicate that the cost of online auto sales is approximately 20% of the cost through traditional dealership sales methods. Consequently, a study by Forrester Research estimates that spending for online advertising by auto dealers will exceed $200 million per year by 2000, up from approximately $16 million in 1997. Through its arrangement for auto sales search and transaction functionality with Auto-By-Tel, NBC-IN.com seeks to capitalize on this growth in online auto dealer advertising throughout the NBC-IN.com network of local sites.

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VIDEOSEEKER

    PRODUCTS AND SERVICES

    VideoSeeker is a full-service video aggregator that provides content licensed on a non-exclusive basis from a variety of sources including NBC, MSNBC and CNBC. VideoSeeker's searchable database currently offers users free online access to topical and archival news video from MSNBC, clips from NBC television programming, movie trailers, interviews and links to music videos and other Web sites with streaming video content. In addition to relationships with NBC, some of NBC's subsidiaries and NBC's joint ventures with Microsoft and Dow Jones, VideoSeeker has annual agreements with third party content providers including Film Scouts, PR Newswire and Universal Studios. VideoSeeker also obtains content from major content producers, including Fox, Disney, Sony and MGM. On VideoSeeker.com, users may select from popular video formats including RealVideo, Windows Media or QuickTime, and connection speeds ranging from 28.8Kbps to T1, using video capturing and encoding processes approved by Microsoft and RealNetwork.

    Users are offered several convenient ways to access videos and text, including by keyword search and genre channels such as "Television", "Movies" and "Best of the Web". Within each content channel, VideoSeeker promotes new and noteworthy "hot clips", which account for more than 75% of the videos served on VideoSeeker. VideoSeeker creates co-branded areas for video partners such as MSNBC, in which the content provider is given a special area on the site and advertising and promotion by VideoSeeker in exchange for a royalty-free license of the video content to VideoSeeker. VideoSeeker also creates specialized areas of the site to promote categories of content without the need for third-party branding, such as "Movie Lounge", offering popular movie trailers. Users are offered the opportunity to register as members, but registration is optional. Redesigned in October 1998, VideoSeeker delivered over 400,000 clips to users in July 1999 compared to approximately 80,000 in November 1998.

    STRATEGIC RELATIONSHIPS

    VideoSeeker was formed by NBC in October 1997 through a strategic relationship with InterVU, Inc., a leading Internet and broadband video hosting and delivery services company. In coordination with NBC, InterVU built the video search engine, database, and video-publishing and proprietary traffic analysis tools used by VideoSeeker. Except for some news video clips, all content is hosted on InterVU's distributed video network. NBC has a royalty-free nonexclusive license from InterVU for the use of all software and code required to operate the VideoSeeker.com search engine and video publishing tools. In addition, NBC has an agreement with InterVU for the technical maintenance of the VideoSeeker.com Web site, its video databases and NBC-owned servers.

    REVENUE SOURCES

    VideoSeeker derives revenues from traditional Internet advertisers, offering banner advertising as well as sponsorships of various areas in the VideoSeeker.com Web site. VideoSeeker's major customers include Microsoft, DVD Express and ImpulseBuy Network. In addition, VideoSeeker is a reseller of InterVU's live events services. VideoSeeker also derives revenue from video distributors and companies with video libraries. In addition, VideoSeeker is exploring the insertion of advertisements before and after video clips in order to deliver advertising similar in format to that carried on television, but to a more targeted audience.

    VideoSeeker develops Internet user traffic through strategic linking campaigns with content and commerce partners, homepage promotion on NBC.com and through the NBC-IN.com network of Web sites. VideoSeeker also develops Internet user traffic through distribution arrangements such as the inclusion of VideoSeeker.com in pre-loaded links in Microsoft's Windows Media Player.

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GENERAL MATTERS AFFECTING NBC.COM, NBC-IN.COM AND VIDEOSEEKER

    COMPETITION

    In addition to competing with other Web sites for Internet users, NBC.com competes with traditional media such as television, radio and print. Each of NBC's television network competitors has one or more Internet sites with content designed to complement its programming, as do many cable networks and most major newspapers. Large content providers in other media, including movie and television studios, cable television providers and print publishers have the ability to translate their products into online services and cross-promote these services through the Internet as well as traditional media channels.

    The market for local interactive content and services is also highly competitive. The NBC-IN.com network of local Web sites competes for users with local Web site networks such as Excite@Home's City Guides, Lycos City Guides, America Online's Digital City, Ticketmaster Online-CitySearch, Yahoo! Get Local and Microsoft Sidewalk. In addition, each Web site in the NBC-IN.com network competes for advertising revenue with traditional television, print and radio advertising platforms within its local geographic area.

    The market for broadcast of video via the Internet is immature and highly fragmented, and thus highly competitive. Such competition is expected to intensify as the number of video-enabled users and digital distribution outlets expands. VideoSeeker faces significant competition in the delivery of video content via the Internet from general and niche video aggregation services such as Broadcast.com, Inc., CNN VideoSelect, RealNetworks, FoxNews and FasTV. In addition, search engines and Internet service providers such as Yahoo!, America Online, and Excite@Home offer users access to video content via the Internet, including through broadband platforms. Moreover, media companies such as Disney, Warner Brothers, Sony, Viacom and Fox, which possess both significant content libraries and strong brand recognition, may devote significant resources to developing competitive services for the delivery of owned and acquired video content.

    Web sites such as NBC.com, NBC-IN.com and VideoSeeker principally seek to compete for users by providing a depth and breadth of innovative content, and for advertisers by offering significant numbers of users in valuable demographic categories. NBC has been conducting Web site operations since its launch of NBC.com in August 1995, and NBC's television programming has been a principal source of content for its sites during this period. While NBC historically has been successful in attracting on-air advertising by offering television viewership attractive to its advertisers, competitors of the NBC contributed Internet businesses have demonstrated greater reach among Internet users and many have been more successful in attracting advertisers to their Web sites.

    The negative factors relating to the competitive position of the NBC contributed Internet assets include:

    - Significant dependence upon NBC television programming to furnish Web site content;

    - The existence of media competitors with substantial resources to devote to interactive media initiatives, as well as smaller cutting edge content providers;

    - The historically limited combined reach of the NBC contributed Internet assets; and

    - The absence of a publicly traded, Internet-focused currency with which to finance complementary acquisitions.

    INTELLECTUAL PROPERTY

    The financial success of NBC.com, the NBC-IN.com network of Web sites and VideoSeeker depends in part on the protection of the intellectual property rights related to their operation. The nature of the intellectual property protections and the associated risks faced by NBC.com, NBC-IN.com

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and VideoSeeker.com are substantially similar to those discussed above with respect to NBCi on page 123.


    LEGAL PROCEEDINGS

    From time to time NBC has been subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of third-party trademarks and other intellectual property rights. By distributing content over the Internet, the NBC contributed Internet assets expose NBC to potential liability for claims based on the nature and content of the materials distributed, including claims for defamation, negligence or copyright, patent or trademark infringement. Such claims have been litigated successfully against Internet companies, but even if unsuccessful may result in the expenditure of significant financial and managerial resources.

    EMPLOYEES

    As of August 31, 1999, NBC had 11 full-time employees devoted to operations relating to the operation of NBC.com, NBC-IN.com and VideoSeeker. None of those employees is subject to a collective bargaining agreement and NBC believes that its relations with such employees are good.

    FACILITIES

    NBC's operations relating to NBC.com, NBC-IN.com and VideoSeeker are located in facilities beneficially owned by NBC in New York, New York through existing synthetic lease arrangements with the New York Industrial Development Agency and NBC Trust No. 1996A, and in facilities owned in fee by NBC located in Burbank, California.

CNBC.COM

    Upon the closing of the proposed transaction, NBC will contribute a 10% equity interest in CNBC.com LLC, a newly formed limited liability company which operates, maintains and markets the CNBC.com Web site. The CNBC.com Web site was launched on June 21, 1999, and has only a limited operating history as a beta test Web site. CNBC.com LLC has no operating history upon which its future prospects may be evaluated. Consequently its prospects must be considered in light of the substantial risks and expenses associated with the introduction of a new Web site such as CNBC.com and the highly competitive market for delivery of financial information and analytic tools via the Internet.

    PRODUCTS AND SERVICES

    CNBC.com is an Internet financial information service developed by NBC in connection with its CNBC cable television channel, one of the leading business and financial news channels on television. According to data provided by Nielsen Media Research, CNBC is distributed to over 70 million homes, and was watched at least once each week by more than 14.3 million adults 18 or older during August 1999, the last month for which weekly data is available. CNBC.com seeks to leverage the CNBC cable brand to become the leading Internet provider of comprehensive, real-time financial information and analytic tools. CNBC.com also offers commentary and analysis from CNBC.com editorial personnel, personal financial portfolio tracking, and community features together with links to selected business news via MSNBC to satisfy the full array of its users' financial information needs. CNBC.com plans to feature subscription services and finance-related e-commerce services. CNBC on-air personalities are featured on different areas of the Web site, to contribute to the identification of CNBC.com with the CNBC cable brand.

    CNBC.com provides stock quotes from all major U.S. stock markets. Users can receive real-time quotes, presented without a material time delay from their release by the markets, by registering with CNBC.com. On stock quote pages, users can link to other valuable information about a particular

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company, including summaries of SEC filings and annual reports, summaries of analysts' information and a variety of fundamental and technical information about its stock. CNBC.com also plans to offer third party financial data and other services such as company profiles, company earnings estimates and company and industry research reports. In addition, CNBC.com provides an array of data that fluctuates throughout the business day, including domestic and international market indices, industry indices and currency exchange rates. In order to take advantage of CNBC.com's real-time stock quotes and portfolio tracking services, users must complete registration forms and provide demographic information about themselves, enabling CNBC.com to target advertising opportunities within the Web site.

    CNBC.com offers users a variety of analytic tools to assess stock trends and assist in personal financial planning. Through CNBC.com's "Tools" bar, users are directed to a page with several stories describing, for example, different methods for identifying stock investment opportunities. Through links in these stories or via buttons on the "Tools" front page, users can proceed to an array of search engines and pre-built algorithms that identify publicly-traded securities that meet criteria selected by the user. CNBC.com plans to offer additional financial planning tools in such areas as home mortgage and retirement planning.

    While substantially all of the programming available on CNBC.com is currently free of charge, CNBC.com plans to offer subscription services in the future. CNBC.com does not intend to derive a material amount of revenue from these services.

    CNBC.com offers live chat events with on-air and online guests and CNBC personalities. CNBC.com also plans to offer a bulletin board service where users can discuss market trends, investments and other information of interest. Additionally, because CNBC.com intends to integrate related market data and charts offered throughout its service, NBC believes that providing a place for its television viewers and Internet audience to meet and share ideas with financial commentators and industry experts will help increase brand awareness for CNBC.com and will motivate users to return to CNBC.com.

    REVENUE STRATEGY

    CNBC.com presently has no revenues. NBC expects CNBC.com to derive a substantial majority of its future revenues from sales of advertising, including sponsorship arrangements and advertisements coordinated with on-air advertising on the CNBC cable channel. There can be no assurance that the current strategy for CNBC.com to generate revenue will be successful, or that CNBC.com will receive revenues from advertising or other sources.

    CNBC.com is focused on providing advertisers with a large, demographically desirable audience. CNBC.com's relationship with CNBC will give CNBC.com access to a national cable audience to help build traffic at CNBC.com. CNBC reaches over 70 million cable homes throughout the United States. The CNBC.com logo and Web site address are expected to be identified during CNBC television broadcasts, although CNBC will not be obligated to do so. This increased visibility among existing and anticipated Internet users is intended to position CNBC.com to compete for Internet advertisers, including e-commerce services, by offering cross-promotional opportunities with the CNBC cable television platform.

    In order to attract new users and grow a loyal audience that appeals to a broad range of advertisers and business partners, CNBC.com intends to continue to develop compelling content for its users. Advertisements are expected to be displayed throughout the site, when a user enters the service, reviews an analysis or accesses a quote or portfolio. In addition, by continuing to offer community services such as chat rooms and bulletin boards, CNBC.com will offer members the ability to gravitate towards others who share their specific interests, encouraging the creation of niche user groups which can be targeted with relevant marketing campaigns and transaction opportunities. CNBC.com intends to pursue e-commerce opportunities aggressively through strategic and marketing relationships with a

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variety of financial services companies. With focused content and a targeted audience, CNBC.com will seek strategic relationships with financial services companies such as marketers of credit cards, consumer and home loan companies and insurance providers.

    CNBC.com's community building efforts are focused on strengthening audience loyalty, increasing page views and providing opportunities for premium sponsorships, such as moderated chat events. As CNBC.com gathers more information about the interests of its community members, it intends to offer targeted advertising in specialized community forums and pursue e-commerce services with the goal of entering into revenue sharing relationships based on transactions derived from community members.

    RELATIONSHIP WITH NBCI

    Upon the closing of the proposed transactions. NBC will own 90% of CNBC.com LLC. The equity interest contributed to NBCi will be subject to restrictions against transfer by NBCi. The equity interest will have no governance rights with respect to CNBC.com LLC other than the right to vote such equity interest with respect to matters required to be approved by a vote of equity holders of CNBC.com LLC under the limited liability company agreement of CNBC.com LLC. However, as the holder of the remaining 90% interest in CNBC.com LLC, NBC will have effective control over any matters subject to approval by a vote of equity holders. In addition, in the event that NBC assigns or transfers more than 50% of the equity interests in CNBC.com LLC to a third party, NBC may compel NBCi to transfer NBC's equity interest in CNBC.com LLC as well, and NBCi in some circumstances may compel NBC to include NBCi's equity interest in such a transfer by NBC.

    In connection with the transactions, CNBC and NBCi intend to enter into a carriage agreement pursuant to which CNBC will provide specific services and some content from CNBC.com to NBCi.

    INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

    CNBC.com is hosted at and all of its network operations are controlled from the facilities of Telescan, Inc. in Houston, Texas.

    COMPETITION

    The market for delivery of financial information and analytic tools via the Internet is relatively new, intensely competitive and rapidly evolving. The number of sites on the Internet offering financial information similar to that of CNBC.com has expanded and NBC expects that competition will continue to intensify. Within this segment of Internet content, CNBC.com competes for users' attention with traditional media targeted to business, finance and investing needs such as television networks and cable channels as well as THE WALL STREET JOURNAL and BARRON'S. Many of these entities have strong brand recognition within their medium and have recently developed Web sites. In addition, both general purpose consumer online services, such as America Online and Microsoft Network, and online services targeted to business, finance and investing needs, such as TheStreet.com, Marketwatch.com and Motley Fool, provide financial and business-related content and services over the Internet. Moreover, a number of search and retrieval services, such as Excite@Home, Infoseek, Lycos and Yahoo!, offer stock quotes, financial news and other programming and links to other Web sites related to business and finance. NBC anticipates that the number of direct and indirect competitors of CNBC.com will increase in the future. Moreover, because of NBC's relationships with its existing strategic partners including Microsoft and Dow Jones, CNBC.com LLC, as an affiliate of NBC, will be restricted in significant respects in its ability to provide specific types of content and services, including business news, on CNBC.com. These restrictions may limit CNBC.com's ability to compete by limiting the services it can offer to meet users' needs.

    In addition, the Internet competes with traditional advertising media for a share of advertisers' total advertising budgets. Competition for users' attention and spending ability may result in price reductions for advertising, reduced margins, operating losses or inability to obtain market share, any of

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which would materially adversely affect CNBC.com's prospects. Many existing competitors of CNBC.com, as well as a number of potential new competitors, have longer operating histories in the Internet, greater name recognition, larger customer bases and higher amounts of user traffic than CNBC.com. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and consequently make more attractive offers to potential distribution partners, advertisers and content providers than CNBC.com. As a result, there can be no assurance that CNBC.com will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on CNBC.com's business, results of operations and financial condition.

    LEGAL PROCEEDINGS

    CNBC.com LLC is a newly formed limited liability company and is not subject to any pending or threatened litigation.

    EMPLOYEES

    As of August 31, 1999, CNBC.com had 34 full-time employees of NBC devoted to its operations, including one in sales and marketing, 22 in operations and product development and 11 in finance and administration. The future success of CNBC.com will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical, creative and management personnel. CNBC.com's employees are not covered by any collective bargaining agreement.

    FACILITIES

    CNBC.com LLC conducts its operations principally from CNBC's leased facilities in Ft. Lee, New Jersey.

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  NBC MULTIMEDIA DIVISION'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the combined financial statements of NBC Multimedia Division, which consists of NBC.com, NBC-IN.com and VideoSeeker, and related notes included elsewhere in this proxy statement/prospectus. The results shown in this proxy statement/ prospectus do not necessarily indicate the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this proxy statement/prospectus.

OVERVIEW

    The historical combined financial statements of the NBC Multimedia Division, included elsewhere in this prospectus and discussed below, reflect various assumptions relating to the allocation of corporate general and administrative expenses incurred on a consolidated basis by NBC. These assumptions may not be indicative of the financial results that would have resulted if the NBC Multimedia Division had been an independent company during the periods presented. The cash flows reflected as parent company's investment and net advances in the statements of cash flows represent net contributions from NBC to finance the NBC Multimedia Division's operations. These cash flows may not be indicative of the cash flows that would have resulted had the NBC Multimedia Division been operating as a separate stand-alone company during the periods presented.

    In view of the rapidly changing nature of the businesses associated with the NBC Multimedia Division, the limited operating history and the seasonality of the businesses, NBC believes that comparisons of the NBC Multimedia Division's operating results for any period with those of the preceding period are not necessarily meaningful and should not be relied upon as an indication of future performance. The revenue and operating results of the NBC Multimedia Division may vary from quarter to quarter due to a number of factors, some of which are beyond the control of NBC.

    The NBC Multimedia Division derives revenue from the sale of banner advertisements under short-term contracts as well as sponsorship contracts for fees related to the design, coordination and integration of the customers' content and links to its Web sites. The NBC Multimedia Division prices such advertising and sponsorships based on a variety of factors, including whether the advertisement is targeted to a specific category of users or runs across the entire Web site, and whether the sponsorship is exclusive or non-exclusive. Banner advertisements are generally sold based on a cost per thousand. Sponsorships are generally sold on a fixed price basis over a defined time period and the revenue is recognized ratably over the agreement.

    The NBC Multimedia Division also derives revenue from license fees from various service providers who pay a fee to furnish content, e-commerce or services in a particular category of its Web sites such as chat, search, travel, classifieds and yellow pages. These fees are payable in either cash or equity instruments and are recognized ratably over the term of the license period.

    Finally, the NBC Multimedia Division derives revenue through the receipt of cash and equity instruments from third parties under outsourcing agreements. NBC Multimedia has entered into the following outsourcing agreements on behalf of the NBC Multimedia Division:

    - a two-year strategic alliance agreement with InterVU, Inc. whereby InterVU is the exclusive provider, subject to specified limitations, of technology and services for VideoSeeker;

    - a four-year strategic alliance with USWeb whereby USWeb performs production and hosting services for the NBC interactive properties including the NBC Multimedia Division, and

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    - a three-year agreement under which 24/7 Media, Inc. will sell advertising on participating NBC-owned and NBC-affiliated television stations and their associated Web sites.

    It is unlikely the NBC Multimedia Division will be able to continue to receive cash and equity instruments if and when it enters into future outsourcing agreements.

    When the measurement date is fixed for equity instruments received under service provider agreements, and there is a sufficient disincentive to breach the contract, the NBC Multimedia Division records the receipt of the equity instruments and corresponding deferred revenue. When equity instruments are contingent upon the achievement of specific targets, each business records the benefit of the equity instruments at the time the targets are achieved at the then fair market value of the equity instruments. Such amounts are amortized ratably to revenue over the length of the contract commencing on the measurement date.

    Equity instruments are transferred to NBC upon the measurement date and are charged to parent company's investment and net advances. Changes in value subsequent to the measurement date are not reflected in the combined financial statements of the NBC Multimedia Division. In accordance with the terms of the contribution agreement, equity instruments received from service provider agreements will not be contributed by NBC to NBCi.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE SIX MONTHS ENDED JUNE 30,
     1998


    REVENUE



    Total revenue for the six months ended June 30, 1999 was $8.9 million, an increase of $4.7 million over revenue of $4.2 million for the six months ended June 30, 1998. Included in revenue is revenue from equity instruments received of $6.3 million and $1.8 million during the six months ended June 30, 1999 and 1998, respectively. The increase in revenue was primarily due to an increase in license fee revenue from additional content and service providers and an increase in equity instruments received as part of entering into outsourcing agreements.


    ADVERTISING AND SPONSORSHIP REVENUE

    Advertising and sponsorship revenue decreased to $1.6 million in the six months ended June 30, 1999 from $1.8 million in the six months ended June 30, 1998. The decrease in advertising and sponsorship revenue is primarily a result of reallocating resources to assist in the development of new media initiatives within NBC such as the re-launch of CNBC.com. In addition, the NBC Multimedia Division's sales force was integrated into the SNAP sales force to create one combined sales team during July 1999.

    LICENSE FEE REVENUE

    License fee revenue increased to $2.7 million in the six months ended June 30, 1999 from $460,000 in the six months ended June 30, 1998. Included in license fee revenue is revenue from equity instruments received of $2.2 million and $263,000 in the six months ended June 30, 1999 and 1998, respectively. The increase in license fee revenue is primarily a result of an increase in the number of service provider agreements for placement of content and/or services on the NBC Multimedia Division's Web sites and the increase in market value of the equity instruments received under these agreements on the applicable measurement date.

    Revenue attributable to the equity instruments is likely to decrease as a percentage of total revenue due to the fact that NBC Multimedia has entered into exclusive agreements for many of the services offered on the NBC Multimedia Division's Web sites, an increase in the NBC Multimedia

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Division's focus on receiving cash as opposed to equity instruments for the license arrangements and the uncertainty and volatility of the Internet stock market.

    OTHER REVENUE

    Other revenue increased to $4.6 million in the six months ended June 30, 1999 from $2.0 million in the six months ended June 30, 1998. Included in other revenue is revenue from equity instruments received of $4.1 million and $1.5 million in the six months ended June 30, 1999 and 1998, respectively. The increase in other revenue is due to an increase in the number of equity instruments received under outsourcing agreements, and the increase in market value of those equity instruments on the applicable measurement date.


    Other revenue is likely to decline significantly in the future as the focus of the NBC Multimedia Division is to grow traffic and, therefore, advertising, sponsorship and license-fee revenue. It is unlikely the NBC Multimedia Division will be able to continue to receive cash and equity instruments with respect to future third party outsourcing agreements. Furthermore, it is not possible to predict future values of such equity instruments when received.



    COST OF REVENUE


    Cost of revenue consists primarily of costs incurred to create and produce the content of the NBC Multimedia Division's Web sites as well as the technical hosting and bandwidth charges associated with transmitting such content over the Internet. Cost of revenue increased to $2.8 million in the six months ended June 30, 1999 from $2.5 million in the six months ended June 30, 1998. The increase was primarily the result of the costs to produce VideoSeeker.com, which was not launched until May of 1998. Although, during 1998, the NBC Multimedia Division outsourced some of its Web production functions to USWeb, this did not have a material impact on cost of revenue.

    Cost of revenue is likely to increase due to an increase in the quality and quantity of the content on NBC.com and incremental expenditures to license third party video content for Videoseeker.com and third party local content for NBC-IN.com.

    OPERATING AND DEVELOPMENT EXPENSES

    Operating and development expenses consist primarily of payroll and related costs for network operations personnel and technology consultants. Operating and development expenses decreased to $297,000 in the six months ended June 30, 1999 from $563,000 in the six months ended June 30, 1998. The decrease was primarily the result of a reallocation of resources to assist in the development of new media initiatives within NBC such as the re-launch of CNBC.com. These costs are likely to increase during the remainder of 1999, but are expected to remain at or below levels of 1998.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses consist primarily of payroll and related costs for personnel engaged in sales, marketing and customer support as well as advertising and promotional expenditures. Sales and marketing expenses decreased to $747,000 in the six months ended June 30, 1999 from $1.8 million in the six months ended June 30, 1998. Included in sales and marketing expenses are noncash charges related to advertising provided by NBC of $0 and $792,000 during the six months ended June 30, 1999 and 1998, respectively, which have been recorded based on average values for commercial air time sold by NBC during the period the services were provided. The decrease was primarily the result of the decrease in advertising provided by NBC of $792,000 and the remaining decrease is attributable to third party advertising and promotional expenditures. These costs are likely to increase during the remainder of 1999, but are expected to remain at or below levels of 1998.

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    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist primarily of payroll and related costs for general corporate purposes, including finance, accounting, human resources, legal and facilities as well as insurance and other administrative expenditures. General and administrative expenses decreased to $1.4 million in the six months ended June 30, 1999 from $2.1 million in the six months ended June 30, 1998. Included in general and administrative expenses are costs related to the allocation of corporate general and administrative expenses incurred on a consolidated basis by NBC of $973,000 and $967,000 during the six months ended June 30, 1999 and 1998, respectively. The decrease was primarily the result of reallocating resources to assist in the development of new media initiatives within NBC such as the re-launch of CNBC.com. These costs are likely to increase during the remainder of 1999, but are expected to remain at or below levels of 1998.

    NET INCOME

    Net income increased to $3.6 million in the six months ended June 30, 1999 from a net loss of $2.8 million in the six months ended June 30, 1998. The increase in net income is primarily a result of an increase in equity and warrants received as part of entering into licensing and outsourcing agreements.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997


    REVENUE



    Total revenue for the year ended December 31, 1998 was $11.6 million, an increase of $8.4 million over revenue of $3.2 million for the year ended December 31, 1997. Included in revenue is revenue from equity instruments received of $5.1 million and $33,000 during the year ended December 31, 1998 and 1997, respectively. The increase in revenue was primarily due to an increase in the number of advertising and sponsorship packages sold, an increase in license fee revenue from service providers and an increase in equity instruments received as part of entering into outsourcing agreements. No single customer exceeded 10% of NBC Multimedia Division's advertising, sponsorship and license fee revenue for the year ended December 31, 1998. Two customers accounted for 42% of its accounts receivable at December 31, 1998. Three customers exceeded 10% of revenue for the year ended December 31, 1997. Three customers accounted for approximately 74% of accounts receivable at December 31, 1997.


    ADVERTISING AND SPONSORSHIP REVENUE

    Advertising and sponsorship revenue increased to $4.1 million in the year ended December 31, 1998 from $2.5 million in the year ended December 31, 1997. The increase in advertising and sponsorship revenue is primarily a result of an increase in site traffic at NBC.com and NBC-IN.com as well as selling higher priced specialized content sponsorship packages such as "Jay's Garage," "Back to School" and TNBC. In addition, during 1998, NBC.com began offering advertisers on NBC television mini-series and special events programming the opportunity to purchase integrated online sponsorships that feature the on-air sponsor in the NBC.com area promoting the mini-series or special event.

    LICENSE FEE REVENUE

    License fee revenue increased to $2.8 million in the year ended December 31, 1998 from $690,000 in the year ended December 31, 1997. Included in license fee revenue is revenue from equity instruments received of $1.4 million and $33,000 in the years ended December 31, 1998 and 1997, respectively. The increase in license fee revenue is primarily a result of an increase in the number of companies paying fees for prominent placement of their content or services on the NBC Multimedia Division's Web sites. The increase in these fees is attributable to both the increase in the number of

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equity instruments received and in the market value of those equity instruments on the applicable measurement date.

    OTHER REVENUE

    Other revenue increased to $4.7 million in the year ended December 31, 1998 from $0 in the year ended December 31, 1997. Included in other revenue is revenue from equity instruments received of $3.7 million and $0 in the years ended December 31, 1998 and 1997, respectively. The increase in other revenue is due to an increase in the number of equity instruments received as part of entering into outsourcing agreements. No such agreements were entered into prior to 1998.


    COST OF REVENUE


    Cost of revenue increased to $5.2 million in the year ended December 31, 1998 from $4.4 million in the year ended December 31, 1997. The increase was primarily the result of the costs incurred in creating additional specialized content during 1998 and new on-line shows and events such as Saturday Night Live, Late Night with Conan O'Brien and the Emmy broadcast. During 1998, the NBC Multimedia Division outsourced some of its Web production functions to USWeb, however, this did not have a material impact on cost of revenue.

    OPERATING AND DEVELOPMENT EXPENSES

    Operating and development expenses increased to $938,000 in the year ended December 31, 1998 from $677,000 in the year ended December 31, 1997. The increase was primarily the result of an increase in technical personnel to support the growth of the NBC Multimedia Division resulting from the launch of NBC-IN.com and VideoSeeker.com.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased to $4.0 million in the year ended December 31, 1998 from $2.4 million in the year ended December 31, 1997. Included in sales and marketing expenses are noncash charges related to advertising provided by NBC of $2.0 million and $0 during the years ended December 31, 1998 and 1997, respectively, which have been recorded based on average values for commercial air time sold by NBC during the period the services were provided. The increase was primarily the result of focusing on building brand awareness and site traffic by utilizing the power of the NBC television audience while reducing third party advertising and promotional expenditures. The NBC Multimedia Division began airing spots on the NBC television network late in the first quarter of 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses increased to $4.5 million in year ended December 31, 1998 from $3.5 million in the year ended December 31, 1997. Included in general and administrative expenses are costs related to the allocation of corporate general and administrative expenses incurred on a consolidated basis by NBC of $1.9 million and $1.6 million during the years ended December 31, 1998 and 1997, respectively. The increase was primarily the result of an increase in management and administrative personnel to support the overall growth of the NBC Multimedia Division as well as the launch of NBC-IN.com and VideoSeeker.com.

    INCOME TAXES

    The NBC Multimedia Division has generated net losses for all periods through December 31, 1998, and has no net income tax expense in any period on a stand-alone basis.

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    NET LOSS

    Net loss decreased to $3.1 million in the year ended December 31, 1998 from a net loss of $7.7 million in the year ended December 31, 1997. The decrease in net loss is primarily a result of an increase in equity instruments received as part of entering into licensing and outsourcing agreements.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the NBC Multimedia Division has financed working capital through advances received from NBC. The NBC Multimedia Division participates in NBC's cash management system. All cash generated from and cash required to support the NBC Multimedia Division's operations are deposited and received through NBC's corporate operating cash accounts. As a result, there are no separate bank accounts for the NBC Multimedia Division. Accordingly, the amounts represented by the caption "Advances received from parent, net" in the NBC Multimedia Division's combined statement of cash flows represent the net effect of all cash transactions between the NBC Multimedia Division and NBC.


    Net cash used in operating activities for the years ended December 31, 1998 and 1997 was $5.9 million and $7.0 million, respectively. Cash used in operating activities for the year ended December 31, 1997 was primarily the result of net losses, partially offset by depreciation and amortization, loss on disposal of assets and net changes in operating assets and liabilities. Cash used in operating activities for the year ended December 31, 1998 was primarily the result of net losses increased by noncash revenue related to partner agreements and decreased by noncash expenses related to advertising provided by NBC, partially offset by depreciation and amortization and loss on disposal of assets.


    Net cash used in operating activities for the six months ended June 30, 1999 and 1998 was $2.6 million and $2.9 million, respectively. Cash used in operating activities for the six months ended June 30, 1999 was primarily the result of net income decreased by noncash revenue related to partner agreements. Cash used in operating activities for the six months ended June 30, 1998 was primarily the result of net losses, increased by noncash revenue related to partner agreements.


    Net cash used in investing activities for the years ended December 31, 1998 and 1997 was $103,000 and $152,000, respectively, and was related to purchases of property and equipment.


    Net cash used in investing activities for the six months ended June 30, 1999 and 1998 was $0 and $99,000, respectively, and was related to purchases of property and equipment.


    Net cash provided by financing activities for the years ended December 31, 1998 and 1997 was $6.0 million and $7.1 million, respectively, and consisted of net proceeds from advances from NBC.


    Net cash provided by financing activities for the six months ended June 30, 1999 and 1998 was $2.6 million and $3.0 million, respectively, and consisted of net proceeds from advances from NBC.

    NBC Multimedia Division is an operating division of NBC Multimedia Inc., a wholly-owned subsidiary of NBC. To date, NBC Multimedia Division has been funded by NBC and will continue to be funded by NBC for at least the next twelve months so long as NBC Multimedia Division remains a consolidated entity of NBC and GE.

YEAR 2000 COMPLIANCE

    STATE OF READINESS

    GE and NBC, including the NBC Multimedia Division, are engaged in an aggressive and comprehensive effort to identify and address Year 2000 issues. NBC's program, including the NBC Multimedia Division, focuses on the possible effects of the Year 2000 problem in four areas:

    - Facilities--including building systems, embedded technology and other systems;

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    - Information technology systems--including servers and serving technologies;

    - Suppliers--including third-party vendors; and

    - Products--including in-house developed software.

    Within each of these areas, NBC's approach, including the NBC Multimedia Division, encompasses:

    - Measurement--taking inventories of devices and suppliers that may be affected by Year 2000 issues and are critical to its business;

    - Analysis--testing to determine how the Year 2000 issue might manifest itself and developing project plans to address any Year 2000 issues;

    - Improvement--executing project plans and remediating or replacing the affected devices, including preparing alternates for suppliers who have not responded to our requests; and

    - Control--taking steps to ensure Year 2000 solutions remain intact investing the preparation of business continuity plans.

    NBC, as well as GE as a whole, is devoting substantial resources to the Year 2000 effort. At the GE level, the Year 2000 Project is directed by the chief information officer, who is a senior vice president of GE. The chief information officer and his staff set goals for the Year 2000 program, monitor implementation by the various businesses within GE, and facilitate the sharing of best practices among such businesses. Other key participants in GE's Year 2000 effort are its finance organization, including the corporate audit staff, and the corporate legal staff. Appropriate outside resources have also been retained, including technical and legal consultants.

    NBC, including the NBC Multimedia Division, has prepared inventories, assessed many of its systems and is remediating or replacing the systems which may be affected by Year 2000. In addition, NBC has prepared "time-warp tests" and "cluster tests" testing entire systems, including those of the NBC Multimedia Division, to catch failures in interoperability between systems.

    Although NBC believes that it will be Year 2000 compliant, NBC's contributed Internet businesses are highly dependent upon third party equipment and software that may not be Year 2000 compliant.

    NBC Multimedia Division has placed its vendors and suppliers in priority categories according to their importance to its business. NBC has sent letters to all critical third party service suppliers, including those of the NBC Multimedia Division, asking about the status of their Year 2000 programs. Vendor readiness is being assessed and tracked. All vendors responding to date have asserted that their products will be Year 2000 compliant. In the event NBC does not receive satisfactory commitments from a key supplier, NBC is making plans for continuing availability of service through alternate channels. NBC expects to have certification that all key vendors and suppliers, including those of the NBC Multimedia Division, are Year 2000 compliant by the end of third quarter of 1999.

    The failure of a major supplier to convert its systems on a timely basis or in a manner compatible with the systems of the NBC Multimedia Division causing any of the businesses to incur unanticipated expenses to remedy any problem could adversely affect the operations of the NBC Multimedia Division.

    COSTS TO ADDRESS YEAR 2000 ISSUES

    To date, the NBC Multimedia Division has not incurred any material expenditure in connection with identifying or evaluating Year 2000 compliance issues. Most of NBC's expenses have been related to the opportunity cost of time spent by its employees evaluating NBC's technologies. The costs to evaluate or address Year 2000 issues relating to the NBC Multimedia Division is not expected to be

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material. However, the full impact of the Year 2000 issues cannot be determined at this time. The failure by third parties to address their Year 2000 issues on a timely basis could adversely affect the NBC Multimedia Division.

    CONTINGENCY PLANS

    NBC has developed an extensive program to prepare Year 2000 specific business continuity plans. Each of its businesses, including the NBC Multimedia Division, is required to identify critical business processes and to prepare plans to minimize the impact of any internal or external failures. NBC expects to have such plans, including those of the NBC Multimedia Division, in place by the end of the third quarter of 1999.

    RISKS

    The worst case scenario related to Year 2000 issues would involve a major shutdown of the Internet, which would result in a total loss of revenue to the NBC Multimedia Division until it was resolved. Internally, the most likely worst case scenario would be that the NBC Multimedia Division would have problems with off-line batch processes that stall or generate incorrect information. This could result in a substantial delay in billing customers and preparing financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The impact of adopting SFAS No. 133 has not yet been determined.

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                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF NBCI CAPITAL STOCK

    Upon the closing of the contribution agreement, the authorized capital stock of NBCi will consist of 100,000,000 shares of Class A common stock, $0.0001 par value per share, 100,000,000 shares of Class B common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share.

    NBCI COMMON STOCK

    As of August 31, 1999, 100 shares of NBCi Class A common stock were outstanding, all of which were held by Xoom.com. After giving effect to the transactions contemplated by the merger agreement and the contribution agreement, there will be approximately 27,157,616 shares of Class A common stock outstanding and 24,550,708 shares of Class B common stock outstanding. The number of shares of Class A common stock is subject to adjustment based on changes in the number of outstanding shares of Xoom.com's common stock. The number of outstanding shares of Xoom.com's common stock may increase due to the issuance of additional shares upon the exercise of options or in transactions separate from those contemplated in this proxy statement/prospectus.

    The holders of Class A common stock and Class B common stock will have identical economic rights except that the Class B common stock will not be publicly traded. Except for those matters discussed below under "--NBCi Certificate of Incorporation and Bylaws," the holders of Class A common stock and Class B common stock will have the same governance rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. In addition, only NBC and its affiliates may own the Class B common stock. Stockholders of NBCi will not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. In the event of NBCi's liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of NBCi's assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights under NBCi's restated certificate of incorporation. NBC, however, does have the right to purchase additional shares of NBCi's Class B common stock under specific circumstances as described below under "--Other Agreements". There are no redemption or sinking fund provisions applicable to the common stock.

    PREFERRED STOCK

    NBCi has 10,000,000 shares of preferred stock authorized. As of the record date, no shares were outstanding. Subject to the terms of its restated certificate of incorporation, the NBCi board of directors has the authority to issue these shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, qualifications and limitations granted to or imposed upon any unissued and undesignated shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. The NBCi board of directors, without stockholder approval except as set forth below under "NBCi Certificate of Incorporation and Bylaws--Stockholder Veto Rights," can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of NBCi common stock and the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of NBCi.

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    TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of NBCi is BankBoston, N.A. Its address is c/o Boston EquiServe Trust Company, 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (617) 575-6127.

NBCI CERTIFICATE OF INCORPORATION AND BYLAWS

    In connection with the merger of Neon Media Corporation with NBCi under the contribution agreement, NBCi's certificate of incorporation and bylaws will be amended and restated. The following summary of the provisions of NBCi's restated certificate of incorporation and restated bylaws may not contain all of the information that may be important to investors and is qualified in its entirety by reference to the provisions of the restated certificate of incorporation and amended and restated bylaws, which are attached hereto as Appendix D-1 and Appendix D-2, respectively.

    NUMBER OF DIRECTORS

    As long as shares of Class B common stock remain outstanding, the number of directors of NBCi shall be thirteen. The number of directors may be increased upon the occurrence of the circumstances discussed below, but shall return to thirteen at the next annual or special meeting where directors are elected. The restated certificate of incorporation currently provides that when no shares of Class B common stock remain outstanding, the number of directors shall not be less than seven nor more than sixteen.

    ELECTION OF DIRECTORS

    Under the restated certificate of incorporation, the holders of the Class A common stock and the holders of Class B common stock are entitled to elect a designated number of directors dependent upon the percentage of the outstanding common stock of NBCi each class owns.

    For so long as the outstanding shares of Class B common stock represent at least 35% of the outstanding shares of NBCi common stock and the NBCi convertible notes have not been fully converted into shares of Class B common stock:

    - the holders of the Class A common stock, voting separately as a class, have the right to elect six members to the board of directors, referred to as Class A Directors, and one unaffiliated director nominated by at least seven members of the board of directors; and

    - the holders of the Class B common stock, voting separately as a class, have the right to elect six members to the board of directors, referred to as the Class B Directors.

    The above rights shall also exist where the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, elect to reduce the number of directors they are otherwise entitled to elect from seven to six, as set forth in the next paragraph, which election shall be permanent.

    After the NBC convertible notes have been fully converted into shares of Class B common stock, for so long as the outstanding shares of Class B common stock represent at least 35% of outstanding shares of NBCi common stock:

    - the holders of the Class A common stock, voting separately as a class, have the right to elect six Class A Directors;

    - the holders of the Class B common stock, voting separately as a class, have the right to elect seven Class B Directors; and

    - the term of office of the unaffiliated director shall automatically terminate, unless the Class B nominating committee elects to retain the unaffiliated director as a Class B Director.

    Where the outstanding shares of Class B common stock is equal to or greater than 20% but less than 35% of the outstanding shares of NBCi common stock:

    - the holders of the Class A common stock, voting separately as a class, have the right to elect seven Class A Directors;

    - the holders of the Class B common stock, voting separately as a class, have the right to elect six Class B Directors; and

    - the term of office of the unaffiliated director shall automatically terminate, unless the Class A nominating committee elects to retain the unaffiliated director as a Class A Director.

    If, at such time, there are seven Class B Directors, the holders of the Class B common stock shall cause one Class B Director to resign within 30 days after the Class B common stock constitutes less than 35% of the outstanding common stock. If a Class B Director does not resign by such time, the number of directors comprising the board of directors will automatically be increased to fifteen and two additional Class A Directors will be appointed to the board of directors. The number of directors shall automatically decrease to thirteen at the next annual or special meeting of stockholders at which directors are elected, at which time the board of directors shall be comprised of six Class B Directors and seven Class A Directors.

    Concurrently with the conversion of all of the outstanding shares of Class B common stock into shares of Class A common stock, as discussed below, the former holders of the Class B common stock shall cease to have the absolute right to designate or cause the nomination or election of any directors of NBCi. Each Class B Director shall be automatically deemed a Class A Director and shall continue to hold office for the unexpired portion of such director's term. NBC, however, will have the right to designate nominees for election to the board of directors pursuant to the terms of the governance agreement discussed below.

    NOMINATIONS AND VACANCIES

    CLASS A DIRECTORS. Class A Directors are nominated on behalf of NBCi by the Class A nominating committee comprised solely of Class A Directors. At such time as the holders of the Class A common stock are entitled to elect additional Class A Director(s) to the board of directors, the Class A nominating committee may appoint such Class A Director(s). If a vacancy is created on the board of directors by reason of the death, resignation or removal of a Class A Director, a majority of the Class A Directors then in office, or the holders of Class A common stock at a meeting called for such purpose, may fill the vacancy.

    CLASS B DIRECTORS. Class B Directors are nominated on behalf of NBCi by the Class B nominating committee comprised solely of Class B Directors. At such time as the holders of the Class B common stock are entitled to elect an additional Class B Director to the board of directors, the Class B nominating committee may appoint such Class B Director. If a vacancy is created on the board of directors by reason of the death, resignation or removal of a Class B Director, a majority of the Class B Directors then in office, or the holders of Class B common stock at a meeting called for such purpose, may fill the vacancy.

    UNAFFILIATED DIRECTOR. For the unaffiliated director to be nominated for election by the holders of the Class A common stock, at least seven directors of NBCi must approve the nomination. The unaffiliated director's term automatically expires at such time as either the holders of the Class A common stock or the holders of the Class B common stock have the right to elect a majority of the members to the board of directors, provided that the Class A nominating committee or the Class B nominating committee, as the case may be, may elect to retain the unaffiliated director in lieu of appointing a new person to the board of directors.

    REMOVAL OF DIRECTORS

    A Class A Director may be removed, without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock. A Class B Director may be removed, without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

    The unaffiliated director may be removed, without cause, only by the affirmative vote of the holders of at least 70% of the outstanding shares of NBCi common stock.

    APPOINTMENT AND REMOVAL OF OFFICERS

    So long as there are Class B Directors, the Class B Directors shall have the exclusive power and authority to appoint the chief financial officer and general counsel of NBCi and remove the chief executive officer.

    CONVERSION OF CLASS B COMMON STOCK INTO CLASS A COMMON STOCK

    VOLUNTARY CONVERSION. Upon the affirmative vote or written request of the holders of a majority of the outstanding shares of Class B common stock for the conversion of the Class B common stock into Class A common stock, all, but not less than all, of the outstanding shares of Class B common stock shall automatically convert on a share for share basis into the same number of shares of Class A common stock. NBCi will also permit the parent corporation of NBC and its affiliates, to convert shares of Class A common stock held by such person into shares of Class B common stock upon written request and subject to the terms and conditions of the governance agreement.

    MANDATORY CONVERSION. Shares of Class B common stock will automatically be converted into shares of Class A common stock upon the occurrence of the following events:

    - any sale, assignment or transfer of shares of Class B common stock by NBC or any of its affiliates, other than a transfer to an affiliate of such holder, or

    - at such time as the holders of Class B common stock beneficially own less than 20% of the outstanding shares of NBCi common stock immediately prior to the time of conversion, after giving effect to NBC's right to purchase additional shares of Class B common stock under the governance agreement.

    AUTOMATIC CONVERSION OF CLASS A COMMON STOCK. So long as shares of Class B common stock are outstanding, in the event a holder of Class B common stock or its subsidiary holds, purchases or otherwise acquires any shares of Class A common stock (other than as a result of a conversions described above), then such shares of Class A common stock shall automatically convert on a share for share basis into the same number of shares of Class B common stock.

    ACTION BY WRITTEN CONSENTS

    Action may be taken by written consent in lieu of a stockholders meeting only when the Class B common stock constitutes a majority of the outstanding shares of common stock of NBCi.

    VETO RIGHTS OF DIRECTORS

    VETO RIGHTS OF CLASS A DIRECTORS. As long as the holders of Class B common stock have the right to elect seven directors, the following actions require the approval of a majority of the Class A Directors:

    - any amendment to the restated certificate of incorporation or restated bylaws;

    - entering into, altering or amending any agreement or engaging in any transactions or series of transactions with NBC or its affiliates that (A) is not on an arm's-length basis or entered into in the ordinary course of business or (B) involves an amount, individually or in the aggregate, in excess of $50,000,000;

    - the voluntary filing of a petition for bankruptcy or receivership or the failure to oppose a petition for bankruptcy or an action to appoint a receiver of NBCi;

    - the appointment of a new chief executive officer of NBCi;

    - the adoption of NBCi's annual or other operating budgets and strategic plans;

    - the adoption of a stockholder rights plan or other action which could adversely affect the rights of any holder of Class A common stock by virtue of the amount of shares held by such holder; and

    - the issuance of any equity securities other than Class A common stock or Class B common stock.

    VETO RIGHTS OF CLASS B DIRECTORS. For so long as the Class B Directors do not constitute a majority of the board of directors, the approval of a majority of the Class B Directors will be required to take any of the following actions and the veto rights of the Class A Directors described above shall no longer be of any force or effect:

    - any of the actions listed above under "--Veto Rights of Class A Directors" over which the Class A Directors may exercise veto rights, other than with respect to the appointment of a new chief executive officer of NBCi, or any transaction with NBC, or the adoption of a stockholders rights plan or other action which could adversely affect the rights of the holders of the Class A common stock;

    - any action or transactions which would result in a change in control of NBCi or a change in control of any of its subsidiaries whose total assets or gross revenues are in excess of $50,000,000;

    - the sale or other disposition of assets of NBCi or any of its subsidiaries in an amount in excess of $50,000,000 in any one transaction or series of related transactions;

    - the sale or issuance of equity securities of NBCi or any of its subsidiaries (including any issuance pursuant to any merger or consolidation) for cash or other consideration in an amount that exceeds $50,000,000 in any one transactions or series of related transactions;

    - engaging in any merger, consolidation or other business combination transactions involving NBCi in which NBCi is not the surviving entity; and

    - engaging in any transaction or series of related transactions that requires the payment in cash by NBCi or any of its subsidiaries or the incurrence of indebtedness by NBCi or any of its subsidiaries in an amount that exceeds $50,000,000.

    STOCKHOLDER VETO RIGHTS

    Subject to the rights of any then outstanding preferred stock, the following actions require the approval of a majority of the outstanding shares of Class A common stock and Class B common stock voting separately as a class:

    - any amendment to the restated certificate of incorporation or restated bylaws other than an amendment consisting solely of an increase in the authorized capital stock of NBCi; and

    - the issuance of Class B common stock to any person except to NBC or its affiliates.

    In addition, the approval of the holders of a majority of the outstanding shares of Class B common stock will be required to adopt a stockholder rights plan or take any other action that could adversely affect in any material respect the rights of any holder of Class B common stock by virtue of the amount of shares held by such holder.

    CORPORATE OPPORTUNITIES

    In recognition that NBCi and NBC may engage in the same or similar activities or lines of business and have an interest in the same or similar areas of corporate opportunities, the restated certificate of incorporation provides:

    - that NBC has the right to engage in the same or similar activities or lines of business as NBCi, do business with any potential or actual customers or suppliers of NBCi or employ or otherwise engage any officer or employee of NBCi;

    - that to the fullest extent provided by law, neither NBC nor any of its officers or directors shall be liable to NBCi or its stockholders for breach of any fiduciary duty due to NBC or any of its officers or directors engaging in the above opportunities; and

    - that NBC shall not be liable for the breach of any fiduciary duty as a stockholder of NBCi if (a) NBC pursues or acquires a corporate opportunity for itself, or (b) directs such corporate opportunity to another person, or (c) fails to communicates such opportunity to NBCi.

    In the event that a director or officer of NBCi is also a director or officer of NBC and such director or officer acquires knowledge of a corporate opportunity, such director or officer:

    - shall be deemed to have fully satisfied the fiduciary duty such person owes to NBCi and its stockholders with respect to that corporate opportunity,

    - shall not be deemed liable to NBCi or its stockholders for pursuing such corporate opportunity on behalf of NBC,

    - shall be deemed to have acted in good faith, and

    - shall not be deemed to have breached the duty of loyalty to NBCi or its stockholders, if such person acts in a manner consistent with the following policy:

       - a corporate opportunity offered to any person who is an officer of NBCi, and who is also a director but not an officer of NBC, shall belong to NBCi;

       - a corporate opportunity offered to any person who is a director but not an officer of NBCi, and who is also a director or officer of NBC, shall belong to NBCi if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of NBCi, otherwise it shall belong to NBC; and

       - a corporate opportunity offered to any person who is an officer of both NBCi and NBC shall belong to NBCi if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of NBCi, otherwise it shall belong to NBC.

    The restated certificate of incorporation also provides that any corporate opportunity that belongs to NBC or to NBCi shall not be pursued by the other party. If the corporate opportunity is not pursued diligently and in good faith within 30 calendar days, the other party may pursue such corporate opportunity. In addition, the approval of a majority of the Class A Directors is required to commence any action, suit or proceeding against NBC or its affiliates or enter into any transaction or arrangement with NBC or its affiliates, where such arrangement would otherwise require the action of the full board of directors.

    Any amendment of the corporate opportunity provisions set forth in the restated certificate of incorporation in a manner adverse to NBC requires the approval of stockholders holding at least 80% of the outstanding shares of common stock of NBCi.

    The provisions contained in NBCi's restated certificate of incorporation regarding corporate opportunities as described above shall expire on the date that (a) NBC ceases to beneficially own at least 20% of the voting power of the outstanding shares of NBCi's common stock, and (b) no person who is a director or officer of NBCi is also a director or officer of NBC.

OTHER AGREEMENTS

    The governance and investor rights agreement between NBCi and NBC will provide, among other things:

    - that when no shares of Class B common stock remain outstanding and NBC or its affiliates beneficially own at least 5% of the outstanding shares of NBCi common stock, NBC shall have the right to designate nominees for election to the board of directors equal to the greater of:

       - one, or

       - a number equal to the number of current directors multiplied by NBC's percentage ownership of NBCi common stock, rounded to the nearest whole number.

    In addition, under the governance agreement NBC will have an option to purchase additional shares of Class B common stock in an amount sufficient to retain its percentage ownership interest in NBCi as it stood immediately prior to the issuance of the additional shares of common stock by NBCi. This option will expire when no shares of Class B common stock remain outstanding.

    NBC and CNET will enter into a voting and right of first offer agreement that will require, among other things, CNET to vote its shares of NBCi in the same manner as NBC regarding a change of control transaction or a transaction that would result in the acquisition or sale of 5% or more of NBCi's equity securities should such transaction be submitted to NBCi's stockholders for approval. CNET also grants a right of first offer to NBC under this agreement with respect to any proposed sale or transfer of CNET's shares of NBCi to a third party.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NBCI'S CHARTER AND BYLAWS

    NBCi's amended and restated bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, except where the Class B common stock constitutes a majority of the outstanding shares of NBCi common stock. The amended and restated bylaws also provide that only the chairman of the board, the chief executive officer or president, the board of directors or the holders of a majority of the outstanding shares of Class B common stock may call a special meeting of stockholders.

    These provisions, the provisions of NBCi's restated certificate of incorporation discussed above and NBC's ownership interest in NBCi will make it more difficult for NBCi's existing stockholders to replace the board of directors as well as for another party to obtain control by replacing the board of directors. Since the board of directors has the power to retain and discharge NBCi's officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

    These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and in the policies furnished by the board of directors and to discourage the types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce NBCi's vulnerability to an unsolicited acquisition proposal and are also intended to discourage tactics that may be used in proxy fights. However, this could have the effect of discouraging others from making tender offers for NBCi's shares and, as a consequence, may inhibit fluctuations in the market price of NBCi's shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in NBCi's management.

SECTION 203 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

    NBCi is subject to Section 203 of the General Corporation Law of the State of Delaware, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

    - prior to such time, the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested holder;

    - upon consummation of the transactions that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transactions commenced, excluding for purposes of determining the number of shares outstanding:

       - those shares owned by persons who are directors and also officers, and

       - those shares issuable pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines a business combination to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transactions involving the corporation that have the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

COMPARISON OF RIGHTS OF NBCI STOCKHOLDERS AND XOOM.COM STOCKHOLDERS

    After consummation of the transactions, the holders of Xoom.com common stock will receive NBCi Class A common stock under the terms of the merger agreement and become stockholders of NBCi. The following discussion summarizes the material differences between the rights of holders of

Xoom.com common stock and the rights of holders of NBCi Class A common stock, and the material differences between the charters and bylaws of Xoom.com and NBCi. This summary may not contain all of the information that may be important to investors and is qualified by reference to Xoom.com's restated certificate of incorporation and the amended and restated bylaws and NBCi's restated certificate of incorporation and amended and restated bylaws.


DESCRIPTION            XOOM.COM CAPITAL STOCK         NBCI COMMON STOCK
---------------------  -----------------------------  ------------------------------------------

Authorized Stock       40,000,000 shares of common    100,000,000 shares of Class A common
                       stock, $0.0001 par value per   stock, $0.0001 par value per share.
                       share.

                       5,000,000 shares of preferred  100,000,000 shares of Class B common
                       stock, $0.0001 par value per   stock, $0.0001 par value per share.
                       share.

                                                      10,000,000 shares of preferred stock,
                                                      $0.0001 par value per share.

Board of Directors/    Xoom.com's bylaws currently    The number of directors is fixed at
  Number of Directors  provide that the number of     thirteen so long as shares of Class B
                       directors shall not be more    common stock remain outstanding, which may
                       than nine, nor less than       be increased under specified
                       five. The current number of    circumstances. The number of directors may
                       directors is fixed at seven.   not be less than seven nor more than
                                                      sixteen, as determined by the board of
                                                      directors, when no shares of Class B
                                                      common stock remain outstanding.

Nomination of          May be made by or at the       While shares of Class B common stock
  Directors            direction of the board of      remain outstanding, Class A Directors are
                       directors, or by Xoom.com's    nominated by the Class A nominating
                       stockholders in accordance     committee and Class B Directors are
                       with the procedures set forth  nominated by the Class B nominating
                       in Xoom.com's bylaws.          committee. The nomination of the
                                                      unaffiliated director by NBCi must be
                                                      approved by at least seven directors.

Term of Directors      One year term with annual      One year term with annual elections. Term
                       elections.                     of independent director expires at such
                                                      time as holders of Class A common stock or
                                                      Class B common stock have the right to
                                                      elect a majority of the directors of NBCi.

Election of Directors  Stockholders of Xoom.com have  While shares of Class B common stock
                       the right to vote their        remain outstanding, the holders of the
                       shares for all directors       Class A common stock only have the right
                       nominated by the board of      to elect directors nominated by the Class
                       directors.                     A nominating committee. Only in specified
                                                      circumstances will the holders of Class A
                                                      common stock have the right to elect a
                                                      majority of the directors of NBCi.

Stockholder Veto       None.                          The holders of the Class A common stock
  Rights                                              and Class B common stock are entitled to
                                                      veto rights. See page 219.

DESCRIPTION            XOOM.COM CAPITAL STOCK         NBCI COMMON STOCK
---------------------  -----------------------------  ------------------------------------------

Consents               Action may not be taken by     Action may be taken by written consent
                       written consent.               only when the shares of Class B common
                                                      stock constitute a majority of the
                                                      outstanding common stock. Accordingly,
                                                      subject to Nasdaq requirements, the
                                                      holders of the Class B common stock could
                                                      take action without a meeting and without
                                                      providing prior written notice to the
                                                      holders of the Class A common stock.

Meetings               Special meetings of the        Special meetings of the stockholders may
                       stockholders may only be       only be called by the board of directors,
                       called by the chairman of the  the chairman of the board of directors, board of directors, the chief  the chief executive officer or president,
                       executive officer or           or the holders of a majority of the
                       president of Xoom.com.         outstanding shares of Class B common stock
                                                      of NBCi.

Amendments to Bylaws   An amendment to the            Any amendment to the restated certificate
  and Certificate of   certificate of incorporation   of incorporation must be approved by (1) a
  Incorporation        must be approved by a          majority of the board of directors; (2) a
                       majority of the board of       majority of the Class A Directors if the
                       directors and by the holders   holders of Class B common stock have the
                       of a majority of the common    right to elect seven directors to the
                       stock entitled to vote         board of directors; (3) a majority of the
                       thereon. The bylaws may be     Class B Directors, if the Class B
                       amended by a majority of the   Directors do not constitute a majority of
                       board of directors or by a     the board of directors; and (4) a majority
                       vote of a majority of the      of the common stock entitled to vote
                       common stock entitled to       thereon, including holders of a majority
                       vote, except that any change   of the Class A common stock and holders of
                       to the requirements for        a majority of the Class B common stock,
                       holding a special meeting of   each voting as a separate class.
                       the stockholders shall         An amendment to the amended and restated
                       require the favorable vote of  bylaws must be approved by (1) either (A)
                       the holders of 66 2/3% of the  a majority of the directors or a unanimous
                       then outstanding shares of     written consent of the directors or (B) by
                       common stock entitled to       the affirmative vote of a majority of the
                       vote.                          outstanding shares of common stock
                                                      entitled to vote thereon or by written
                                                      consent; (2) a majority of the Class A
                                                      Directors, if the holders of Class B
                                                      common stock have the right to elect seven
                                                      directors to the board of directors; (3) a
                                                      majority of the Class B Directors, if the
                                                      Class B Directors do not constitute a
                                                      majority of the board of directors; and
                                                      (4) except for amendments duly approved by
                                                      the board of directors, by the holders of
                                                      a majority of the Class A common stock and
                                                      the holders of a majority of the Class B
                                                      common stock; provided that:
                                                      - any change to the requirements for

DESCRIPTION            XOOM.COM CAPITAL STOCK         NBCI COMMON STOCK
---------------------  -----------------------------  ------------------------------------------

                                                          holding a special meeting or the
                                                        quorum or voting requirements for a
                                                        stockholders meeting will require the
                                                        affirmative vote of the holders of a
                                                        majority of outstanding shares of Class
                                                        A common stock and Class B common stock
                                                        entitled to vote, each voting as a
                                                        separate class,
                                                      - any change in the quorum or voting
                                                        requirements for meetings of the board
                                                        of directors, the designation of
                                                        committees of the board of directors or
                                                        a change in the name of NBCi shall
                                                        require the affirmative vote of the
                                                        Class A Directors and Class B Directors,
                                                        each voting as a separate class, and
                                                      - any change in the requirements governing
                                                        corporate opportunities (discussed
                                                        above) in a manner adverse to NBC will
                                                        require the affirmative vote of holders
                                                        of at least 80% of the outstanding
                                                        shares of NBCi common stock during such
                                                        time as NBC owns at least 20% of the
                                                        outstanding shares of NBCi common stock.

    INDEMNIFICATION AND EXCULPATION

    Under Xoom.com's certificate of incorporation and bylaws, Xoom.com is required to indemnify, in the manner and to the full extent permitted by the General Corporation Law of the State of Delaware, any person made or threatened to be made a party to a proceeding (whether civil, criminal or otherwise) by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of Xoom.com or by reason of the fact that such director or officer was acting in any other capacity while serving as a director or officer. In addition, under Xoom.com's certificate of incorporation, a director is not liable for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director; provided however, a director will be liable to the extent provided by applicable law:

    - for any breach of the director's duty of loyalty to Xoom.com or its stockholders,

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

    - under Section 174 of the General Corporation Law of the State of Delaware, or

    - for any transaction from which the director derived an improper personal benefit. Xoom.com may also purchase and maintain insurance on behalf of any of its directors, officers or agents and may advance the expenses of any current or former director, officer, employee or trustee in defending any action brought against any of them. Unless a proceeding was authorized by the board of directors, no person will be entitled to indemnification or to advances with respect to any action brought by them against Xoom.com other than an action to recover or enforce such person's right to indemnification or advance.

    NBCi's restated certificate of incorporation and restated bylaws provides substantially the same rights and obligations.

                          FUTURE STOCKHOLDER PROPOSALS

    If the merger of Xoom.com with Xenon 3 is not consummated, Xoom.com will hold an annual meeting in the year 2000. If such meeting is held, proposals of stockholders of Xoom.com which are intended to be presented by such stockholders at Xoom.com's 2000 annual meeting of stockholders must be received by Xoom.com no later than January 4, 2000 to be included in the proxy statement and form of proxy relating to that meeting. The deadline for submitting a stockholder's proposal that will not be included in the proxy statement and form of proxy for Xoom.com's 2000 annual meeting of stockholders but nonetheless will be eligible for consideration is March 20, 2000.

                                 LEGAL MATTERS

    Certain legal matters in connection with the issuance of NBCi common stock under the merger agreement and the contribution agreement and the federal income tax consequences of the Xoom.com merger will be passed upon for NBCi and Xoom.com by Morrison & Foerster LLP.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited Xoom.com's consolidated financial statements as of December 31, 1997 and 1998, and the period from April 16, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998; the financial statements of Paralogic Corporation as of December 31, 1996 and 1997 and for each of the two years ended December 31, 1997; the financial statements of Global Bridges Technologies, Inc. as of December 31, 1996 and 1997 and for the period from July 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997; the financial statements of Pagecount, Inc. as of December 31, 1997 and for the period from January 23, 1997 (inception) through December 31, 1997; the financial statements of MightyMail Networks, Inc. as of December 31, 1997 and 1998, and for each of the two years ended December 31, 1998 and the financial statements of Paralogic Software Corporation as of December 31, 1998 and for the period from February 11, 1998 (inception) through December 31, 1998, as set forth in their reports. Xoom.com, Paralogic Corporation, Global Bridges Technologies, Inc., Pagecount, Inc., MightyMail Networks, Inc. and Paralogic Software Corporation have included their financial statements in this proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    The financial statements of LiquidMarket, Inc. as of December 31, 1998 and for the period from June 12, 1998, date of inception, through December 31, 1998 included in this proxy statement/prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

    The financial statements and schedule of SNAP as of December 31, 1997 and 1998, and for each of the years in the two-year period ended December 31, 1998, have been included in this proxy statement/ prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The combined financial statements of NBC Multimedia Division as of December 31, 1997 and 1998 and for each of the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

  Xoom.com, Inc.
    Report of Ernst & Young LLP, Independent Auditors............................        F-3
    Consolidated Balance Sheets..................................................        F-4
    Consolidated Statements of Operations........................................        F-5
    Consolidated Statements of Stockholders' Equity (Deficit)....................        F-6
    Consolidated Statements of Cash Flows........................................        F-7
    Notes to Consolidated Financial Statements...................................       F-10

  SNAP! LLC
    Independent Auditor's Report.................................................       F-34
    Balance Sheets...............................................................       F-35
    Statements of Operations.....................................................       F-36
    Statements of Members' Equity (Deficit)......................................       F-37
    Statements of Cash Flows.....................................................       F-38
    Notes to Financial Statements................................................       F-39

  NBC Multimedia Division
    Independent Auditor's Report.................................................       F-51
    Combined Balance Sheets......................................................       F-52
    Combined Statements of Operations............................................       F-53
    Combined Statements of Cash Flows............................................       F-54
    Notes to Combined Financial Statements.......................................       F-55

Financial Statements related to Companies acquired by Xoom.com, Inc.

  Paralogic Corporation..........................................................
    Report of Ernst & Young LLP, Independent Auditors............................       F-62
    Balance Sheets...............................................................       F-63
    Statements of Operations.....................................................       F-64
    Statements of Stockholders' Equity (Deficit).................................       F-65
    Statements of Cash Flows.....................................................       F-66
    Notes to Financial Statements................................................       F-67

  Global Bridges Technologies, Inc.
    Report of Ernst & Young LLP, Independent Auditors............................       F-72
    Balance Sheets...............................................................       F-73
    Statements of Operations.....................................................       F-74
    Statements of Stockholders' Equity (Deficit).................................       F-75
    Statements of Cash Flows.....................................................       F-76
    Notes to Financial Statements................................................       F-77

  Pagecount, Inc.
    Report of Ernst & Young LLP, Independent Auditors............................       F-82
    Balance Sheets...............................................................       F-83
    Statements of Income.........................................................       F-84
    Statements of Stockholders' Equity...........................................       F-85
    Statements of Cash Flows.....................................................       F-86
    Notes to Financial Statements................................................       F-87

  Paralogic Software Corporation
    Report of Ernst & Young LLP, Independent Auditors............................       F-92
    Balance Sheets...............................................................       F-93
    Statements of Operations.....................................................       F-94
    Statements of Stockholders' Equity...........................................       F-95
    Statements of Cash Flows.....................................................       F-96
    Notes to Financial Statements................................................       F-97

  MightyMail Networks, Inc.
    Report of Ernst & Young LLP, Independent Auditors............................      F-104
    Balance Sheets...............................................................      F-105
    Statements of Operations.....................................................      F-106
    Statements of Stockholders' Equity (Deficit).................................      F-107
    Statements of Cash Flows.....................................................      F-108
    Notes to Financial Statements................................................      F-109

  Liquid Market, Inc.
    Report of PricewaterhouseCoopers LLP, Independent Accountants................      F-116
    Balance Sheets...............................................................      F-117
    Statements of Operations.....................................................      F-118
    Statements of Stockholders' Equity...........................................      F-119
    Statements of Cash Flows.....................................................      F-120
    Notes to Financial Statements................................................      F-121

Xoom.com, Inc. Unaudited Pro Forma Condensed Combined Financial Information
    Introduction.................................................................      F-127
    Unaudited Pro Forma Condensed Combined Balance Sheets........................      F-128
    Unaudited Pro Forma Condensed Combined Statements of Operations..............      F-129
    Notes to Unaudited Pro Forma Condensed Combined Financial Information........      F-131

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Xoom.com, Inc.

    We have audited the accompanying consolidated balance sheets of Xoom.com, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from April 16, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of Xoom.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xoom.com, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the period from April 16, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

                                          /S/ ERNST & YOUNG LLP

Palo Alto, California
January 25, 1999

                                 XOOM.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

             (IN THOUSANDS EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                                      DECEMBER 31,
                                                                                  --------------------   JUNE 30,
                                                                                    1997       1998        1999
                                                                                  ---------  ---------  -----------
                                                                                                        (UNAUDITED)
                                     ASSETS
Current assets:
  Cash and cash equivalents.....................................................  $       6  $  54,575   $  57,418
  Marketable securities.........................................................         --      2,000     107,995
  Accounts receivable, net of allowance for doubtful accounts of
    $49, $195, and $249 in 1997, 1998, and 1999.................................        173      1,368       3,025
  Stock subscription receivable.................................................         75         --          --
  Inventories...................................................................         --        322         793
  Other current assets..........................................................          1        308       2,450
                                                                                  ---------  ---------  -----------
    Total current assets........................................................        255     58,573     171,681
Fixed assets, net...............................................................        414      2,071       4,499
Goodwill, net...................................................................         --      3,751      51,123
Purchased technology, net.......................................................         --      1,766       9,988
Acquired workforce, net.........................................................         --         --         242
Investments.....................................................................         --         --      53,615
Prepaid royalties and licenses..................................................         53        216          --
Other assets....................................................................         60        497       1,316
                                                                                  ---------  ---------  -----------
      Total assets..............................................................  $     782  $  66,874   $ 292,464
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable..............................................................  $     462  $   1,229   $   3,516
  Accrued compensation and related expenses.....................................         38        497       1,101
  Other accrued liabilities.....................................................          5      1,531       2,176
  Deferred revenue..............................................................         --        443       2,676
  Note payable to stockholder...................................................        150         --          --
  Notes payable.................................................................         --      1,276       1,103
  Capital lease obligations.....................................................         --         37          41
  Contingency accrual...........................................................      1,000      1,000       1,000
                                                                                  ---------  ---------  -----------
    Total current liabilities...................................................      1,655      6,013      11,613
  Deferred revenue, less current portion........................................         --         --       2,500
  Notes payable, less current portion...........................................         --        411         331
  Capital lease obligations, less current portion...............................         --        117          98

Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value:
    Authorized shares--5,000,000
    Issued and outstanding shares--none in 1997, 1998, and 1999.................         --         --          --
  Common stock, $0.0001 par value:
    Authorized shares--80,000,000
    Issued and outstanding shares--5,541,367, 13,699,555, and 18,129,978 in
      1997, 1998 and 1999, respectively.........................................      3,001     75,606     304,253
Notes receivable from stockholders..............................................         --         --        (995)
Deferred compensation...........................................................       (303)      (904)       (499)
Accumulated deficit.............................................................     (3,571)   (14,369)    (24,837)
                                                                                  ---------  ---------  -----------
    Total stockholders' equity (deficit)........................................       (873)    60,333     277,922
                                                                                  ---------  ---------  -----------
      Total liabilities and stockholders' equity (deficit)......................  $     782  $  66,874   $ 292,464
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------

                            See accompanying notes.

                                 XOOM.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                 PERIOD FROM APRIL       YEAR ENDED          SIX MONTHS ENDED
                                                                     16, 1996           DECEMBER 31,             JUNE 30,
                                                                (INCEPTION) THROUGH   -----------------  -------------------------
                                                                 DECEMBER 31, 1996     1997      1998       1998          1999
                                                                -------------------   -------  --------  -----------   -----------
                                                                                                         (UNAUDITED)   (UNAUDITED)
Net revenue:
  E-commerce..................................................     $          --      $   327  $  5,582    $ 1,834       $ 5,933
  Advertising.................................................                --           60     2,144        355         4,975
  License fees................................................                --          454       592        376            39
                                                                          ------      -------  --------  -----------   -----------
    Total net revenue.........................................                --          841     8,318      2,565        10,947
Cost of net revenue:
  Cost of e-commerce..........................................                --          171     3,542        899         4,649
  Cost of advertising.........................................                --           --        --         --            75
  Cost of license fees........................................                --          148        42         27            --
                                                                          ------      -------  --------  -----------   -----------
    Total cost of net revenue.................................                --          319     3,584        926         4,724
                                                                          ------      -------  --------  -----------   -----------
Gross profit..................................................                            522     4,734      1,639         6,223
Operating expenses:
  Operating and development...................................               266        1,150     3,841      1,349         2,700
  Sales and marketing.........................................                23          292     2,834        717         7,538
  General and administrative..................................               150          721     3,366      1,099         3,666
  Purchased in-process research and development...............                --           --       790        660         2,603
  Amortization of deferred compensation.......................                --          248     1,416        807           405
  Amortization of intangible assets...........................                --           --     1,843        346         2,304
  Non-recurring charges.......................................                --        1,243        --         --            --
                                                                          ------      -------  --------  -----------   -----------
    Total operating expenses..................................               439        3,654    14,090      4,978        19,216
                                                                          ------      -------  --------  -----------   -----------
Loss from operations..........................................              (439)      (3,132)   (9,356)    (3,339)      (12,993)
Other income (expense):
  Interest income.............................................                --           --       187         --         3,008
  Interest expense............................................                --           --      (135)        --           (65)
  Interest expense related to warrant.........................                --           --    (1,494)        --            --
                                                                          ------      -------  --------  -----------   -----------
Net loss......................................................     $        (439)     $(3,132) $(10,798)   $(3,339)      $(10,050)
                                                                          ------      -------  --------  -----------   -----------
                                                                          ------      -------  --------  -----------   -----------
Net loss per share--basic and diluted.........................     $       (0.89)     $ (0.64) $  (1.37)   $ (0.52)      $ (0.66)
                                                                          ------      -------  --------  -----------   -----------
                                                                          ------      -------  --------  -----------   -----------
Number of shares used in per share calculation--basic and
  diluted.....................................................               496        4,874     7,879      6,402        15,288
                                                                          ------      -------  --------  -----------   -----------
                                                                          ------      -------  --------  -----------   -----------

                            See accompanying notes.

                                 XOOM.COM, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                      NOTES
                                                                 COMMON STOCK      RECEIVABLE
                                                              -------------------     FROM         DEFERRED     ACCUMULATED
                                                                SHARES    AMOUNT   STOCKHOLDERS  COMPENSATION     DEFICIT
                                                              ----------  -------  -----------   ------------   -----------
  Issuance of common stock to founders at inception.........     666,668  $    --   $     --        $   --       $     --
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholders...........................   2,666,667    1,000         --            --             --
  Net loss..................................................          --       --         --            --           (439)
                                                              ----------  -------      -----        ------      -----------
Balances at December 31, 1996...............................   3,333,335    1,000         --            --           (439)
  Issuance of common stock for cash.........................   1,914,452    1,223         --            --             --
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholders...........................      38,889       35         --            --             --
  Issuance of common stock in exchange for stock
    subscription receivable.................................     254,691      175         --            --             --
  Issuance of stock options to consultants..................          --       17         --            --             --
  Deferred compensation related to grant of stock options...          --      551         --          (551)            --
  Amortization of deferred compensation.....................          --       --         --           248             --
  Net loss..................................................          --       --         --            --         (3,132)
                                                              ----------  -------      -----        ------      -----------
Balances at December 31, 1997...............................   5,541,367    3,001         --          (303)        (3,571)
  Issuance of common stock for cash, net of issuance costs
    of $139.................................................   1,815,432    5,532         --            --             --
  Issuance of common stock in exchange for Classic Media
    Holdings license rights.................................      43,292      100         --            --             --
  Issuance of common stock in connection with acquisitions..   1,221,992    4,219         --            --             --
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholders...........................      64,937      150         --            --             --
  Issuance of common stock in exchange for stock
    subscription receivable.................................      78,224      261         --            --             --
  Issuance of common stock to directors and consultants in
    exchange for services...................................      19,564      205         --            --             --
  Issuance of stock options to consultants..................          --      238         --            --             --
  Issuance of common stock in initial public offering, net
    of offering costs of $7,059.............................   4,600,000   57,341         --            --             --
  Issuance of common stock upon exercise of warrants, net of
    issuance costs of $28...................................     314,747    1,048         --            --             --
  Issuance of warrant in connection with loan agreement.....          --    1,494         --            --             --
  Deferred compensation related to grant of stock options...          --    2,017         --        (2,017)            --
  Amortization of deferred compensation.....................          --       --         --         1,416             --
  Net loss..................................................          --       --         --            --        (10,798)
                                                              ----------  -------      -----        ------      -----------
Balances at December 31, 1998...............................  13,699,555   75,606         --          (904)       (14,369)
  Issuance of common stock in connection with acquisitions
    (unaudited).............................................   1,026,913   60,410         --            --             --
  Issuance of common stock to directors and consultants in
    exchange for services (unaudited).......................       8,696      458         --            --             --
  Issuance of common stock in secondary public offering, net
    of offering costs of $8,950 (unaudited).................   2,659,800  166,597         --            --             --
  Issuance of common stock upon issuance of warrants
    (unaudited).............................................     116,231       --         --            --             --
  Issuance of common stock upon issuance of options
    (unaudited).............................................     618,783    1,182         --            --             --
  Amortization of deferred compensation (unaudited).........          --       --         --           405             --
  Notes receivable from stockholders (unaudited)............          --       --       (995)           --             --
  Unrealized loss on investments (unaudited)................          --       --         --            --           (418)
  Net loss (unaudited)......................................          --       --         --            --        (10,050)
                                                              ----------  -------      -----        ------      -----------
Balances at June 30, 1999 (unaudited).......................  18,129,978  $304,253  $   (995)       $ (499)      $(24,837)
                                                              ----------  -------      -----        ------      -----------
                                                              ----------  -------      -----        ------      -----------

                                                                  TOTAL
                                                              STOCKHOLDERS'
                                                                 EQUITY
                                                                (DEFICIT)
                                                              -------------
  Issuance of common stock to founders at inception.........    $     --
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholders...........................       1,000
  Net loss..................................................        (439)
                                                              -------------
Balances at December 31, 1996...............................         561
  Issuance of common stock for cash.........................       1,223
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholders...........................          35
  Issuance of common stock in exchange for stock
    subscription receivable.................................         175
  Issuance of stock options to consultants..................          17
  Deferred compensation related to grant of stock options...          --
  Amortization of deferred compensation.....................         248
  Net loss..................................................      (3,132)
                                                              -------------
Balances at December 31, 1997...............................        (873)
  Issuance of common stock for cash, net of issuance costs
    of $139.................................................       5,532
  Issuance of common stock in exchange for Classic Media
    Holdings license rights.................................         100
  Issuance of common stock in connection with acquisitions..       4,219
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholders...........................         150
  Issuance of common stock in exchange for stock
    subscription receivable.................................         261
  Issuance of common stock to directors and consultants in
    exchange for services...................................         205
  Issuance of stock options to consultants..................         238
  Issuance of common stock in initial public offering, net
    of offering costs of $7,059.............................      57,341
  Issuance of common stock upon exercise of warrants, net of
    issuance costs of $28...................................       1,048
  Issuance of warrant in connection with loan agreement.....       1,494
  Deferred compensation related to grant of stock options...          --
  Amortization of deferred compensation.....................       1,416
  Net loss..................................................     (10,798)
                                                              -------------
Balances at December 31, 1998...............................      60,333
  Issuance of common stock in connection with acquisitions
    (unaudited).............................................      60,410
  Issuance of common stock to directors and consultants in
    exchange for services (unaudited).......................         458
  Issuance of common stock in secondary public offering, net
    of offering costs of $8,950 (unaudited).................     166,597
  Issuance of common stock upon issuance of warrants
    (unaudited).............................................          --
  Issuance of common stock upon issuance of options
    (unaudited).............................................       1,182
  Amortization of deferred compensation (unaudited).........         405
  Notes receivable from stockholders (unaudited)............        (995)
  Unrealized loss on investments (unaudited)................        (418)
  Net loss (unaudited)......................................     (10,050)
                                                              -------------
Balances at June 30, 1999 (unaudited).......................    $277,922
                                                              -------------
                                                              -------------

                            See accompanying notes.

                                 XOOM.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               PERIOD FROM APRIL 16,
                                                                 1996 (INCEPTION)          YEAR ENDED         SIX MONTHS ENDED
                                                                      THROUGH             DECEMBER 31,            JUNE 30,
                                                                   DECEMBER 31,         -----------------  -----------------------
                                                                       1996              1997      1998       1998         1999
                                                              -----------------------   -------  --------  ----------   ----------
                                                                                                           (UNAUDITED)  (UNAUDITED)
CASH AND CASH EQUIVALENTS USED IN OPERATING ACTIVITIES:
Net loss....................................................    $              (439)    $(3,132) $(10,798)  $ (3,339)    $(10,050)
  Adjustments to reconcile net loss to net cash and cash
    equivalents (used in) provided by operating activities:
    Interest expense related to warrant.....................                     --          --     1,494         --           --
    Purchased in-process research and development...........                     --          --       790        660        2,603
    Depreciation and amortization...........................                      2         254       796        225          708
    Amortization of intangible assets.......................                     --          --     1,843        346        2,304
    Amortization of deferred compensation...................                     --         248     1,416        807          405
    Write-off of prepaid royalties..........................                     --         243        --         --           --
    Issuance of common stock in exchange for Classic Media
      Holdings license rights...............................                     --          --       100        100           --
    Issuance of stock options to consultants................                     --          17       238        103           --
    Issuance of common stock to directors and consultants...                     --          --       205         10          458
  Changes in operating assets and liabilities:
      Accounts receivable...................................                     --        (173)   (1,167)      (537)      (1,510)
      Inventories...........................................                     --          --      (322)       (65)        (471)
      Other current assets..................................                     --          (1)     (303)        (8)      (2,136)
      Intangible assets.....................................                     --          --        --      1,567           --
      Prepaid royalties and licenses........................                   (324)       (186)     (426)        --           --
      Other assets..........................................                    (19)        (41)     (445)      (207)        (653)
      Accounts payable......................................                    136         326       762        370        2,287
      Accrued compensation and related expenses.............                      9          29       418         91          604
      Other accrued liabilities.............................                     --           5     1,403        174           35
      Deferred revenue......................................                     --          --       443         16         (342)
      Contingency accrual...................................                     --       1,000        --         --           --
                                                                            -------     -------  --------  ----------   ----------
Net cash and cash equivalents (used in) provided by
  operating activities......................................                   (635)     (1,411)   (3,553)       313       (5,758)

Cash and cash equivalents used in investing activities:
  Purchases of fixed assets.................................                    (64)       (392)   (1,954)      (360)      (2,907)
  Purchase of investments...................................                     --          --    (2,000)        --     (162,528)
  Maturities of investments.................................                     --          --        --         --        7,500
  Business combinations, net of cash acquired...............                     --          --      (458)      (230)        (975)
  Cash paid in connection with the purchase of certain
    assets from Revolutionary Software, Inc.................                     --          --      (273)      (273)          --
                                                                            -------     -------  --------  ----------   ----------
  Net cash and cash equivalents used in investing
    activities..............................................                    (64)       (392)   (4,685)      (863)    (158,910)

                            See accompanying notes.

                                 XOOM.COM, INC.

                                 (IN THOUSANDS)

                                                                                                              SIX MONTHS ENDED
                                                               PERIOD FROM APRIL 16,                              JUNE 30,
                                                                 1996 (INCEPTION)          YEAR ENDED      -----------------------
                                                                      THROUGH             DECEMBER 31,        1998         1999
                                                                   DECEMBER 31,         -----------------  ----------   ----------
Cash and cash equivalents provided by financing activities:            1996              1997      1998    (UNAUDITED)  (UNAUDITED)
                                                              -----------------------   -------  --------
  Proceeds from issuance of common stock in initial public
    offering................................................                     --          --    57,341         --           --
  Proceeds from issuance of common stock in secondary public
    offering................................................                     --          --        --         --      166,597
  Proceeds from issuance of common stock....................                     --       1,223     5,532      4,734           --
  Proceeds from exercise of warrants........................                     --          --     1,048         --           --
  Proceeds from exercise of options.........................                     --          --        --         --        1,182
  Proceeds from issuance of notes payable to stockholders...                    700         185        --        335           --
  Proceeds from repayment of stock subscriptions
    receivable..............................................                     --         400       335         --           --
  Proceeds from notes payable...............................                     --          --     1,762         --           --
  Principal payments on capital lease obligations...........                     --          --       (10)        --          (16)
  Repayment of notes payable................................                     --          --    (3,201)      (111)        (252)
                                                                            -------     -------  --------  ----------   ----------
  Net cash and cash equivalents provided by financing
    activities..............................................                    700       1,808    62,807      4,958      167,511
                                                                            -------     -------  --------  ----------   ----------
  Net increase in cash and cash equivalents.................                      1           5    54,569      4,048        2,843

  Cash and cash equivalents at beginning of period..........                     --           1         6          6       54,575
                                                                            -------     -------  --------  ----------   ----------
  Cash and cash equivalents at end of period................    $                 1     $     6  $ 54,575   $  4,054     $ 57,418
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------

                            See accompanying notes.

                                 XOOM.COM, INC.

                                 (IN THOUSANDS)

                                                                                                              SIX MONTHS ENDED
                                                               PERIOD FROM APRIL 16,                              JUNE 30,
                                                                 1996 (INCEPTION)          YEAR ENDED      -----------------------
                                                                      THROUGH             DECEMBER 31,        1998         1999
                                                                   DECEMBER 31,         -----------------  ----------   ----------
SUPPLEMENTAL DISCLOSURES:                                              1996              1997      1998    (UNAUDITED)  (UNAUDITED)
                                                              -----------------------   -------  --------
Non-cash transactions:
  Issuance of common stock in exchange for stock
    subscriptions receivable................................    $                --     $   175  $    261   $    261     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
  Issuance of notes payable to stockholders for stock
    subscriptions receivable................................    $               300     $    --  $     --   $     --     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
  Issuance of common stock in exchange for cancellation of
    notes payable to stockholder............................    $             1,000     $    35  $    150   $    150     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
  Deferred compensation resulting from grant of stock
    options.................................................    $                --     $   551  $  2,017   $    972     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
  Fixed assets acquired under capital lease obligations.....    $                --     $    --  $    165   $     --     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
  Common stock issued to satisfy Paralogic Corporation legal
    obligation..............................................    $                --     $    --  $    165   $    165     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
  Investment in a company in connection with a media
    contract................................................    $                --     $    --  $     --   $     --     $  5,000
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
Issuance of common stock in conjunction with business and
  technology acquisitions...................................    $                --     $    --  $  4,218   $  4,218     $ 60,410
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
Issuance of notes payable in conjunction with business and
  technology acquisitions...................................    $                --     $    --  $  1,906   $  1,906     $     --
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------
Cash paid for interest......................................    $                --     $    --  $     57   $     --     $     32
                                                                            -------     -------  --------  ----------   ----------
                                                                            -------     -------  --------  ----------   ----------

                            See accompanying notes.

                                 XOOM.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Xoom.com, Inc. (the "Company"), was formerly known as XOOM, Inc., Xoom Software, Inc. and originally incorporated as Atomsoft, Inc. in the State of Delaware on April 16, 1996.

    The Company provides free community services such as Web site hosting, e-mail, on-line chat networks and free proprietary content such as clip art and greeting cards. The Company uses these free services and content to build a membership base to direct market goods and services targeted to the interests of its members. The Company derives a substantial portion of its revenue from e-commerce, and to a lesser extent from advertising and licensing.

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

DEPENDENCE ON CERTAIN VENDORS

    The Company currently depends on one vendor to provide warehousing and order fulfillment. Although the Company believes that there are alternative vendors for warehousing and order fulfillment, there can be no assurance that the Company will maintain its relationship with this vendor as the agreement is cancelable at any time. The loss of this relationship could have a material adverse effect on the Company's financial condition and results of operations.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

    The interim financial information as of June 30, 1998 and 1999, and for the six months ended June 30, 1998 and 1999, is unaudited but has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the six months ended June 30, 1998 and 1999 are not necessarily indicative of results that may be expected for any future periods.

CASH AND CASH EQUIVALENTS

    The Company considers investments in highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. The Company maintains its cash in depository accounts with three high credit quality financial institutions.

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CONCENTRATIONS OF CREDIT RISK AND CREDIT EVALUATIONS

    Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company conducts business with companies in various industries throughout the world and with individuals over the Internet. The Company performs ongoing credit evaluations of its corporate customers and generally does not require collateral. Sales to individuals are principally paid for via credit cards. Reserves are maintained for potential credit losses, and such losses to date have been within management's expectations. The Company provided $49,000 and $269,000 for allowance for doubtful accounts in 1997 and 1998, respectively.

    For the year ended December 31, 1997, one customer accounted for $100,000 or 12% of total net revenue. No balances were receivable from that customer at December 31, 1997. For the year ended December 31, 1998, no single customer accounted for greater than 10% of total net revenue.

INVENTORIES

    Inventories are carried at the lower of cost (determined on the average cost basis) or market. Inventories consist of products available for sale.

FIXED ASSETS

    Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of three years. Fixed assets under capital leases are amortized over the shorter of the estimated useful life or the life of the lease. The Company identifies and records impairment losses on fixed assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

GOODWILL AND PURCHASED TECHNOLOGY, NET

    Goodwill and purchased technology consist of purchased technology and goodwill related to acquisitions accounted for by the purchase method. See Note
2. Amortization of these purchased intangibles is provided on the straight-line basis over the respective useful lives of the assets, which ranges from 2 to 3.5 years. Purchased in-process research and development without alternative future use is expensed when acquired.

    The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

PREPAID ROYALTIES AND LICENSES

    Prepaid royalties represent prepayments of royalties due upon the sale or sublicense of software technologies. Prepaid royalties are amortized as units are sold or over estimated useful lives of approximately one year, whichever is shorter. Licenses represent amounts paid to developers for fully paid licenses to resell certain software. These licenses are amortized over the estimated useful lives which are approximately one year. Amortization of prepaid royalties and licenses, which is included in cost of e-commerce and cost of license fee revenue, totaled $0, $213,000 and $263,000, for the period from

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) April 16, 1996 (inception) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

    During the second quarter of 1997, the Company discontinued the sale of certain products where royalty prepayments had been made and accordingly, recorded a write-off of prepaid royalties included in non-recurring charges totaling $243,000.

OTHER ASSETS

    Other assets consist of non-current deposits relating to various ongoing agreements entered into by the Company.

DEFERRED REVENUE

    Deferred revenue consists of advertising and e-commerce fees to be earned in the future under agreements existing at the balance sheet date.

INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

REVENUE RECOGNITION

E-COMMERCE

    The Company recognizes revenue from e-commerce sales when the products are shipped to customers. The Company provides for potential product returns and estimated warranty costs in the period of the sale. Such costs have been minimal to date.

ADVERTISING

    Advertising revenues are derived from the sale of banner advertisements and sponsorships under short-term contracts. Through December 31, 1998, the duration of the Company's advertising commitments has been principally from one to two months to a year. Advertising revenues on banner contracts are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) appears in pages viewed by the users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

LICENSE FEES

    The Company licenses software under non-cancelable license agreements to end-users and non-cancelable sub-license agreements to resellers. License fee revenues are recognized when a non-cancelable license agreement has been signed, the product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, collection is considered probable and all significant contractual obligations have been satisfied.

EXPORT SALES

    Export sales were 30% and 25% of net revenues for the years ended December 31, 1997 and 1998, respectively. The Company's export sales are as follows (in thousands):

                                                              YEAR ENDED DECEMBER
                                                                      31,
                                                              --------------------
                                                                1997       1998
                                                              ---------  ---------
North America...............................................  $      39  $     288
Europe......................................................        157      1,008
Asia/Pacific................................................         44        392
Rest of the World...........................................         12        365
                                                              ---------  ---------
      Total.................................................  $     252  $   2,053
                                                              ---------  ---------
                                                              ---------  ---------

ADVERTISING EXPENSE

    All advertising costs are expensed when incurred. Advertising costs, which are included in sales and marketing expense, were $0, $50,000 and $51,000, for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

DEVELOPMENT COSTS

    Development costs are expensed as incurred and are included in operating and development expenses.

COMPUTATION OF NET LOSS PER SHARE

    The Company computes net loss per share based on Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," ("SFAS 128"). In accordance with SFAS 128, basic net income (loss) per share excludes dilutive common stock equivalents and is calculated as net income (loss) divided by the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common equivalent shares from stock options and warrants (using the

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) treasury stock method) are excluded from the calculation of net loss per share as their effect is anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998 the Company adopted Financial Accounting Standards Board Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company had no material components of comprehensive income for the year ended December 31, 1998. Accordingly, the Company's comprehensive loss for the year ended December 31, 1998 is equal to its reported loss. The Company's comprehensive loss for the six months ended June 30, 1999 was approximately $7,160,000.

    Additionally, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 131 ("SFAS 131") "Disclosure about Segments of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company adopted SFAS 131 in 1998. The Company operates in one business segment, Internet service to customers.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company is required to adopt SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the Company's consolidated financial statements.

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS

    During the year ended December 31, 1998 and the six months ended June 30, 1999, the Company made the business and technology acquisitions described in the paragraphs that follow, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition.

    The amounts allocated to purchased research and development were determined through established valuation techniques in the high-technology Internet industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. The amounts allocated to purchased research and development were determined through established valuation techniques in the high-technology Internet industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The values assigned to purchased in-process technology were determined by identifying the on-going research projects for which technological feasibility had not been achieved and assessing the state of completion of the research and development effort. The state of

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED) completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts complete at the date of acquisition, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

    PURCHASED TECHNOLOGY. To determine the values of purchased technology, the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets as well as an evaluation of past and anticipated product lifecycles.

    ACQUIRED WORKFORCE. To determine the values of the acquired workforce, employees were identified who would require significant cost to replace and train. Then each employee's fully-burdened cost (salary, benefits, overhead), the cost to train the employee, and the recruiting costs (locating, interviewing, hiring) were estimated. These costs were then summed up and tax effected to estimate the value of the assembled workforce.

    Amounts allocated to purchased technology, goodwill and other intangible assets are being amortized on a straight-line basis over periods of two to four years.

PARALOGIC CORPORATION

    On March 10, 1998, the Company acquired 100% of the outstanding shares of Paralogic Corporation. Paralogic Corporation provides free communication between members via a chat Web site network (i.e., chat rooms). The purchase consideration was $3,038 consisting of 682,410 shares of common stock with an estimated fair value of $2.31 per share, $1,400,000 of debt, and $62,000 of acquisition costs. Contingent consideration, which the Company does consider probable of paying, consists of an additional $860,000, included in debt above, which will be paid if certain performance criteria are met.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Cash............................................................  $      33
Accounts receivables and other current assets...................          9
Fixed assets, net...............................................         50
Purchased in-process research and development charged to
  operations in the quarter ended March 31, 1998................        330
Purchased technology............................................        160
Goodwill........................................................      2,539
Liabilities assumed.............................................        (83)
                                                                  ---------
      Total purchase consideration..............................  $   3,038
                                                                  ---------
                                                                  ---------

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED)
GLOBAL BRIDGES TECHNOLOGIES, INC.

    On June 11, 1998, the Company acquired 100% of the outstanding shares of Global Bridges Technologies, Inc. ("GBT"). GBT, owns the exclusive selling rights to Sitemail, an HTML-based e-mail product, which expands the Company's suite of member services. The purchase consideration was $709,000 consisting of 183,427 shares of common stock with an estimated fair value of $3.33 per share, $13,000 cash, a note payable of $63,000 with fixed payment terms and $22,000 of acquisition costs.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Other current assets..............................................  $       4
Goodwill..........................................................        767
Liabilities assumed...............................................        (62)
                                                                    ---------
Total purchase consideration......................................  $     709
                                                                    ---------
                                                                    ---------

    In July 1998, the Company amended the purchase agreement with GBT to provide for the issuance of an additional 17,304 shares of common stock with an estimated fair value of $10.80 per share. Upon completion of the Company's initial public offering, GBT received $200,000 of the Company's common stock at $14 per share and additional cash consideration of $130,000. This additional consideration was recorded as goodwill, raising the total consideration to $1,226,000.

REVOLUTIONARY SOFTWARE, INC.

    On June 11, 1998, the Company purchased certain technology of Revolutionary Software, Inc. ("RSI"). RSI is the developer of the Sitemail technology and had licensed Sitemail to GBT. The purchase consideration was $701,000, consisting of 128,052 shares of common stock with an estimated fair value of $3.33 per share, $12,000 cash and a note payable of $263,000 with fixed payment terms. Initially, RSI may earn up to an additional 34,608 shares of common stock if certain performance targets are met. In each of the twenty-four months following June 1998, the stockholders of RSI will receive 5% of net revenues less certain costs from e-commerce and banner advertising from e-mail subscribers of certain Internet service providers.

    The purchase consideration of the acquired assets was allocated based on fair values as follows (in thousands):

Purchased in-process research and development charged to
  operations in the quarter ended June 30, 1998...................  $     330
Purchased technology..............................................        371
                                                                    ---------
Total purchase consideration......................................  $     701
                                                                    ---------
                                                                    ---------

    In July 1998, the Company amended the agreement with RSI to provide for the issuance of an additional 34,608 shares of common stock with an estimated fair value of $10.80 per share. Upon completion of the Company's initial public offering, RSI received $400,000 of the Company's common

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED) stock at $14 per share and additional cash consideration of $260,000. This additional consideration was recorded as purchased technology, raising the total consideration to $1,735,000.

    The purchase consideration above the purchased in-process research and development and purchased technology amounts were also included in purchased technology.

ARCAMAX, INC.

    In June 1998, the Company purchased certain intellectual property and licensed certain technology from ArcaMax, Inc. for $644,000, consisting of 133,334 shares of common stock with an estimated fair value of $3.33 per share, $20,000 cash and a note payable of $180,000 with fixed payment terms. This technology acquisition gave the Company the ability to offer a free online greeting card service to members. The Company recorded this amount as purchased technology and is amortizing it over its estimated useful life of two years.

PAGECOUNT, INC.

    On July 24, 1998, the Company acquired substantially all of the assets of Pagecount, Inc. ("Pagecount"). The consideration was $1,460,000 and consisted of $200,000 cash, a note payable of $1,200,000 with fixed payment terms, and acquisition costs of approximately $60,000.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Cash............................................................  $      32
Accounts receivable and other current assets....................         19
Fixed assets, net...............................................         21
Purchased in-process research and development charged to
  operations in the quarter ended September 30, 1998............        130
Purchased technology............................................        140
Goodwill........................................................      1,164
Liabilities assumed.............................................        (46)
                                                                  ---------
Total purchase consideration....................................  $   1,460
                                                                  ---------
                                                                  ---------

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED)

FOCUSED PRESENCE, INC.

    On April 1, 1999, the Company acquired 100% of the outstanding shares of Focused Presence, Inc., a company that operates a global directory of small businesses. The purchase consideration consisted of 21,894 shares of the Company's common stock with an estimated fair value of $77.23 per share, and acquisition costs of approximately $4,000.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Cash................................................................  $       1
Other current assets................................................         61
Fixed assets, net...................................................          3
Goodwill............................................................      1,760
Liabilities assumed.................................................       (130)
                                                                      ---------
Total purchase consideration........................................  $   1,695
                                                                      ---------
                                                                      ---------

MIGHTYMAIL NETWORKS, INC.

    On May 3, 1999, the Company acquired 100% of the outstanding shares of MightyMail Networks, Inc., a developer of an enhanced e-mail product that enables customization of e-mail according to user preferences. The purchase consideration consisted of 268,761 shares of the Company's common stock with an estimated fair value of $72.10 per share, the assumption of 9,061 and 12,121 employee stock options at a price per share of $70.47 and $55.91, respectively, and acquisition costs of approximately $300,000. In addition, 67,186 shares of the Company's common stock were placed into an escrow account. Of the shares held in escrow, 25% will be released in November 1999 and in May 2000, if certain performance objectives are met, and 50% will be released in May 2000, upon the expiration of certain indemnification obligations.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Accounts receivable................................................  $      19
Net fixed assets...................................................        132
Other long-term assets.............................................         50
Notes receivable from shareholders.................................        995
Purchased in-process research and development charged to operations
  in the quarter ended June 30, 1999...............................      1,082
Purchased technology...............................................      3,321
Acquired workforce.................................................        176
Goodwill...........................................................     17,735
Liabilities assumed................................................       (396)
                                                                     ---------
Total purchase consideration.......................................  $  23,114
                                                                     ---------
                                                                     ---------

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED)
NET FLOPPY, INC.

    On May 5, 1999, the Company acquired 100% of the outstanding shares of Net Floppy, Inc., a provider of online file storage for web users. The purchase consideration consisted of 7,528 shares of the Company's common stock with an estimated fair value of $72.10 per share, approximately $560,000 in cash, and approximately $57,000 of acquisition costs. In addition, 7,526 shares of the Company's common stock were placed into an escrow account. Of the shares held in escrow, 50% will be released if certain performance objectives are met in November 1999 and 50% will be released in May 2000, upon the expiration of certain indemnification obligations.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Accounts receivable and other current assets........................  $       2
Goodwill............................................................      1,443
Liabilities assumed.................................................         (5)
                                                                      ---------
Total purchase consideration........................................  $   1,440
                                                                      ---------
                                                                      ---------

PARALOGIC SOFTWARE CORPORATION

    On June 16, 1999, the Company acquired 100% of the outstanding shares of Paralogic Software Corporation, a provider of Java based community products and services, such as customizable chat rooms, discussion boards, guestbooks and event calendars. The purchase consideration consisted of 654,018 shares of common stock at $47.13 per share, the assumption of 82,733 and 12,001 employee stock options at a price per share of $46.67 and $33.05, respectively, and acquisition costs of approximately $315,000.

    The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Cash...............................................................  $     134
Accounts receivable and other current assets.......................         21
Net fixed assets...................................................         43
Purchased in-process research and development charged to operations
  in the quarter ended June 30, 1999...............................      1,521
Purchased technology...............................................      4,986
Acquired workforce.................................................         81
Goodwill...........................................................     28,639
Liabilities assumed................................................        (29)
                                                                     ---------
Total purchase consideration.......................................  $  35,396
                                                                     ---------
                                                                     ---------

    SUMMARY OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT AND PURCHASED TECHNOLOGY. Values assigned to purchased in-process research and development and purchased technology were generally determined using an income approach. To determine the value of in-process research and development, the Company considered, among other factors, the state of completion of each project, the time and cost needed to complete each project, expected income, and associated risks which included the inherent

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED) difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis results in amounts assigned to in-process research and development projects that had not yet reached technological feasibility (as defined and utilized by the Company in assessing software capitalization) and does not have alternative future uses. To determine the value of the purchased technology, the expected future cash flows of each existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of the product. Based on the analysis, the existing technology that had reached technological feasibility was capitalized. The intangible assets as of June 30, 1999 are summarized as follows (in thousands):

Acquired workforce.................................................  $     257
Purchased technology...............................................     10,662
Goodwill...........................................................     54,580
                                                                     ---------
Intangible assets..................................................     65,499
Accumulated amortization...........................................     (4,146)
                                                                     ---------
Intangible assets, net.............................................  $  61,353
                                                                     ---------
                                                                     ---------

    The total purchased in-process research and development that had no alternative future use, and as such was charged to operations in the year ended December 31, 1998 and the six months ended June 30, 1999 is summarized below (in thousands):

                                                                 YEAR ENDED     SIX MONTHS ENDED
                                                                DECEMBER 31,        JUNE 30,
                                                                    1998              1999
                                                               ---------------  -----------------
Paralogic Corporation........................................     $     330         $      --
Revolutionary Software, Inc..................................           330                --
Pagecount, Inc...............................................           130                --
MightyMail Networks, Inc.....................................            --             1,082
Paralogic Software Corporation...............................            --             1,521
                                                                      -----            ------
Total purchased in-process research and development..........     $     790         $   2,603
                                                                      -----            ------
                                                                      -----            ------

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. BUSINESS COMBINATIONS AND TECHNOLOGY ACQUISITIONS (CONTINUED)
    The following unaudited pro forma summary represents the consolidated results of operations as if all the acquisitions to date had occurred at the beginning of the periods presented and are not intended to be indicative of future results (in thousands, except for per share data):

                                                      YEAR ENDED           SIX MONTHS ENDED
                                                     DECEMBER 31,              JUNE 30,
                                                 ---------------------  ----------------------
                                                   1997        1998        1998        1999
                                                 ---------  ----------  ----------  ----------
                                                      (UNAUDITED)            (UNAUDITED)
Pro forma net revenue..........................  $   1,371  $    8,607  $    3,659  $   11,362
Pro forma loss from operations.................  $  (5,835) $  (10,005) $  (10,397) $  (18,948)
Pro forma net loss.............................  $  (5,883) $  (11,495) $  (10,422) $  (16,002)
Pro forma net loss per share--basic and
  diluted......................................  $   (1.02) $    (1.41) $    (1.40) $    (1.05)
Number of shares used in pro forma per share
  calculation--basic and diluted...............      5,740       8,142       7,429      15,288

    The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire period presented and are not intended to be a projection of future results. In-process research and development charges of $0 and $460,000 were excluded from the pro forma net loss and pro forma net loss per share figures for the years ended December 31, 1997 and 1998, respectively. In-process research and development charges of $330,000 and $2,603,000 were excluded from the pro forma net loss and pro forma net loss per share figures for the periods ended June 30, 1998 and 1999, respectively.

3. RELATED PARTY TRANSACTIONS

    During the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, the Company issued stock subscriptions receivable to related parties and to investors in exchange for shares of common stock and, in some cases, notes payable. These subscriptions receivable were due upon demand and bore no interest. As of December 31, there were no outstanding amounts due under subscriptions receivable.

    During the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, the Company issued notes payable to related parties in exchange for cash advances and stock subscriptions receivable. All notes payable issued through December 31, 1998 have been converted into shares of common stock.

    The Company entered into a Consulting Agreement, dated May 15, 1998, with an outside director of the Company. The Consulting Agreement will terminate on November 15, 1999. The Agreement provides for the director to receive monthly compensation of $10,000, paid in the form of common stock. The director also received options to buy 16,667 shares of the Company's common stock. The options vest at the rate of 12.5% per quarter over two years. The director was granted stock options to buy an additional 16,667 shares of common stock which fully vested upon completion of the Company's initial public offering.

    The Company has entered into a Content License Agreement dated February 22, 1998, with Classic Media Holdings, whereby the Company was granted certain non-exclusive perpetual, world-wide licensing

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3. RELATED PARTY TRANSACTIONS (CONTINUED) rights in connection with Classic Media Holdings' library of public domain movies. As consideration for the license, the Company issued 43,290 shares of the Company's common stock to the principals of Classic Media Holdings. The fair value of the stock yielded a $100,000 charge to operating and development expense in the year ended December 31, 1998. A director of the Company is a principal of Classic Media Holdings.

4. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

    The Company has classified all short-term investments as available-for-sale. Available-for-sale securities are carried at amounts that approximate fair market value based on quoted market prices. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. Interest on securities classified as available-for-sale is also included in interest income.

    The following is a summary of available-for-sale securities (in thousands):

                                                                DECEMBER 31,
                                                           -----------------------   JUNE 30,
                                                              1997         1998        1999
                                                           -----------  ----------  ----------
Demand and money market instrument accounts..............  $         6  $    8,731  $   57,418
Corporate bonds and notes................................           --      36,444      84,495
Market auction preferred stock...........................           --      11,400      23,500
                                                           -----------  ----------  ----------
                                                                     6      56,575     165,413
Less amounts included in cash and cash equivalents.......           (6)    (54,575)    (57,418)
                                                           -----------  ----------  ----------
Short-term investments...................................  $        --  $    2,000  $  107,995
                                                           -----------  ----------  ----------
                                                           -----------  ----------  ----------

    Unrealized gains and losses at December 31, 1998 and June 30, 1999, and realized gains and losses for the years then ended, were not material. Accordingly, the Company has not made a provision for such amounts in its consolidated balance sheet. The cost of securities sold is based on the specific identification method. All available-for-sale securities at December 31, 1998 and June 30, 1999 have maturity dates in 1999 or 2000. In addition the Company has long-term marketable securities of $48.6 million as of June 30, 1999.

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

5. FIXED ASSETS

                                                                                                       DECEMBER 31,
                                                                                                   --------------------
    Fixed assets consist of the following (in thousands):                                            1997       1998
                                                                                                   ---------  ---------

Computers and equipment, including assets under capital leases of $0 and $53 for 1997 and 1998,
  respectively...................................................................................  $     457  $   2,528
Furniture and fixtures under capital leases......................................................         --        112
                                                                                                   ---------  ---------
Fixed assets.....................................................................................        457      2,640
Less accumulated depreciation and amortization, including amounts related to assets under capital
  leases of $0 and $18 for 1997 and 1998, respectively...........................................        (43)      (569)
                                                                                                   ---------  ---------
                                                                                                   $     414  $   2,071
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

6. NOTES PAYABLE

    Notes payable consist of the following at December 31, 1998 (in thousands):

Note payable and other amounts due to the former stockholders of Paralogic
  Corporation. The note is non-interest bearing and payable in minimum monthly installments of $30,000 through September 1999. Additional payments are required for the $860,000 of contingent payable as the amounts are earned. As of December
  31, 1998, $2,248 of the contingent consideration had been earned and paid........  $   1,128
Note payable issued in connection with a secured financing agreement (the
  "Agreement") with a leasing company. The Agreement provides for borrowings of up to a cumulative amount of $1,000,000 through July 31, 1999. All borrowings under the Agreement are collateralized by computer and office equipment and bear interest at the rate of 14.58% annually. Payments are made monthly over 42 months from the date of each borrowing in the amount of 2.87% of the amount borrowed,
  plus a final payment equal to 10% of the amount borrowed.........................        512
Note payable to the former stockholder of Global Bridges Technologies, Inc. bearing interest of 5% annually. The note is due in monthly installments of $2,500
  through July 2000................................................................         47
                                                                                     ---------
                                                                                         1,687
Less amounts due within one year from December 31, 1998............................     (1,276)
                                                                                     ---------
Long-term notes payable............................................................  $     411
                                                                                     ---------
                                                                                     ---------

    Scheduled maturities of notes payable and other amounts due are as follows (in thousands):

Year ending December 31,
    1999............................................................  $   1,276
    2000............................................................        155
    2001............................................................        159
    2002............................................................         97
                                                                      ---------
        Total.......................................................  $   1,687
                                                                      ---------
                                                                      ---------

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

6. NOTES PAYABLE (CONTINUED)
    On November 3, 1998, the Company entered into a loan agreement with a financing company which provided for borrowings up to $2,750,000. The loan bore interest of 12% annually. All amounts borrowed under this loan agreement were secured by certain fixed assets. Pursuant to the terms of the loan agreement, the Company issued the lender a warrant to purchase 183,333 shares of the Company's common stock at an exercise price equal to the initial public offering price per share. The Company determined that the fair value of the warrant to be $1,494,000 at the date of the initial public offering, and in connection with this issuance recorded the fair value as interest expense. The effective interest rate on this secured loan agreement for the year ended December 31, 1998 was approximately 1,450%. As of December 31, 1998, all outstanding principal and interest amounts had been fully paid and the loan agreement had been canceled.

7. INCOME TAXES

    There has been no provision for U.S. federal or state income taxes for any period as the Company has incurred operating losses.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards.......................................  $     537  $   1,944
  Purchased in-process technology........................................         --        311
  Capitalized start up costs.............................................        112         85
  Prepaid royalties and licenses.........................................        257        496
  Accrued liabilities....................................................        398        887
  Other..................................................................         17         50
                                                                           ---------  ---------
Total deferred tax assets................................................      1,321      3,773
Valuation allowance......................................................     (1,321)    (3,773)
                                                                           ---------  ---------
Net deferred tax assets..................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)

    Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance as it is more likely than not that the deferred tax assets will not be realized.

    During the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, the valuation allowance for the deferred tax assets increased by $175,000, $1,146,000 and $2,452,000, respectively.

    As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4,878,000. There can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards will expire at various dates beginning in the fiscal year 2011 through 2018 if not utilized.

    Due to the "change of ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss and credit carryforwards will be subject to an annual limitation against taxable income in future periods if a change in ownership of more than 50% of the value of the Company's stock should occur over a three year period, which could substantially limit the eventual utilization of these carryforwards.

8. COMMITMENTS

    The Company leases its facilities, furniture and fixtures and certain computers and equipment under noncancelable leases for varying periods through 2007. The cost of assets acquired under capital leases during the year ended December 31, 1998 was $165,000. Amortization expense related to these assets of $18,000 is included in accumulated depreciation and amortization at December 31, 1998. The following are the minimum lease obligations under these leases at December 31, 1998 (in thousands):

                                                              CAPITAL LEASES   OPERATING LEASES
                                                              ---------------  -----------------
1999........................................................     $      63         $     379
2000........................................................            63               385
2001........................................................            63               383
2002........................................................            17               387
2003........................................................            --               411
Thereafter..................................................            --             1,637
                                                                     -----            ------
Minimum lease payments......................................           206         $   3,582
                                                                                      ------
                                                                                      ------
Less amount representing interest...........................           (52)
                                                                     -----
Present value of minimum lease payments.....................           154
                                                                     -----
Less current portion........................................           (37)
                                                                     -----
Long-term portion...........................................     $     117
                                                                     -----
                                                                     -----

    Rent expense under operating lease arrangements for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, totaled $5,000, $43,000 and $386,000, respectively.

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

9. CONTINGENCY ACCRUAL AND OTHER MATTER

    In January 1998, the Company became aware that Imageline, Inc. ("Imageline") claimed to own the copyright in certain images that a third party, Sprint Software Pty Ltd ("Sprint") had licensed to the Company. Some clip art images that Imageline alleged infringed Imageline's copyright were included by the Company in versions of the Company's Web Clip Empire product and licensed by the Company to third parties, including other software clip publishers. The Company's contracts with such publishers require the Company to indemnify the publisher if copyrighted material licensed from the Company infringes a copyright. Imageline claims that the Company's infringement of Imageline's copyrights is ongoing. The Company and Imageline had engaged in discussions, but were unable to reach any agreement regarding a resolution of this matter.

    On August 27, 1998, the Company filed a lawsuit in the United States District Court for the Eastern District of Virginia against Imageline, certain parties affiliated with Imageline, and Sprint regarding the Company's and its licensees' alleged infringement on Imageline's copyright in certain clip art that the Company licensed from Sprint. The lawsuit seeks, among other relief, disclosure of information from Imageline concerning the alleged copyright infringement, a declaratory judgment concerning the validity and enforceability of Imageline's copyrights and copyright registrations, a declaratory judgment regarding damages, if any, owed by the Company to Imageline, and indemnification from Sprint for damages, if any, owed by the Company to Imageline. There is no contractual limitation on Sprint's indemnification. While the Company is seeking indemnification from Sprint for damages, if any, there can be no assurance that Sprint will be able to fulfill the indemnity obligations under its license agreements with the Company. In addition, the Company may be subject to claims by third parties seeking indemnification from the Company in connection with the alleged infringement of the Imageline copyrights.

    On September 17, 1998, Imageline filed a counterclaim, which Imageline amended in January 1999, seeking up to $60 million in damages. In March 1999, the parties completed the discovery process and filed separate motions for summary judgment.

    On April 5, 1999, the Court granted one of the Company's motions for partial summary judgment and stayed the case to allow Imageline to file all necessary copyright registration applications to cover the clip art images.

    Based on the discussions with Imageline, the Company believes the range of liability related to this matter is from $0 up to $10,000,000; however, the Company believes it is unlikely that the liability would exceed $1,000,000. Accordingly, the Company reserved $1,000,000 for this potential liability, the expense of which is included in non-recurring charges for the year ended December 31, 1997. The Company believes that the $1,000,000 accrual represents a reasonable estimate of the loss that could be incurred in the Imageline dispute. Based on information available to date management does not believe that the outcome of this matter will have a material effect on the Company's financial position, results of operations and cash flows over and above the $1,000,000 accrued in the 1998 financial statements. If not successful in defending this claim, the resulting outcome could have a material adverse impact on the Company's business, results of operations, cash flows and financial condition.

    Zoom Telephonics, Inc. filed a lawsuit against the Company in September 1998 alleging trademark infringement and related statutory violations. The Company was not served with Zoom Telephonics' complaint until January 1999. Zoom Telephonics has demanded that the Company stop using the XOOM trademark and has asked for an unspecified amount of money damages. The Company responded to the

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

9. CONTINGENCY ACCRUAL AND OTHER MATTER (CONTINUED) complaint in February 1999. In April 1999, Zoom Telephonics filed a motion for a preliminary injunction to stop the Company from using any mark containing "Xoom."

    In June 1999 the Company filed an opposition to Zoom Telephonics' motion for preliminary injunction and filed a motion to suspend all proceedings in this matter until September 30, 1999. Although the Company believes that Zoom's claims are without merit, such litigation could have a material adverse effect on the Company's business, results of operations and financial condition, particularly if such litigation forces the Company to make substantial changes to its name and trademark usage.

10. STOCKHOLDERS' EQUITY

    In October 1998, the Company's Board of Directors authorized an increase in the number of authorized shares of common stock and preferred stock from 20,000,000 to 40,000,000 and 1,000,000 to 5,000,000, respectively, each with a par value of $.0001 per share.

    On December 9, 1998, the Company completed its Initial Public Offering and issued 4,600,000 shares (including 600,000 shares issued in connection with the exercise of the underwriter over-allotment option) of its common stock to the public at a price of $14.00 per share. The Company received net proceeds of $57,341,000.

    On April 9, 1999, the Company completed a secondary public offering of its common stock and issued 4,600,000 shares (including 600,000 shares issued in connection with the exercise of the underwriter over-allotment option) at a price of $66.00 per share. Of the 4,600,000 shares of common stock sold in the offering, 2,659,800 were sold by the Company and 1,940,200 shares were sold by existing stockholders. The Company received net proceeds from the offering of approximately $167 million.

COMMON STOCK

    In May, the Board of Directors voted to increase the number of authorized shares to 80,000,000.

1998 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1998 Employee Stock Purchase Plan was terminated by the Board of Directors in May 1999.

FOUNDERS STOCK

    Pursuant to a Common Stock Purchase Agreement dated August 26, 1996 and following the incorporation of the Company, two of the Company's founders each purchased 333,334 shares (666,668 shares in total) of the Company's common stock for an aggregate of $200 in cash. Pursuant to a Common Stock Purchase Agreement dated December 31, 1996, the founders purchased an additional 2,333,334 and 1,000,000 shares, respectively, of the Company's common stock in exchange for the cancellation of promissory notes that the Company owed to the stockholders/founders in the amount of $700,000 and $300,000, respectively. In the same agreement, one of the founders contributed 666,667 shares of his common stock back to the Company without compensation pursuant to an agreement between the founders.

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

10. STOCKHOLDERS' EQUITY (CONTINUED)
STOCK SPLITS

    In February 1998, the Company completed a one-for-two reverse stock split of the outstanding shares of common stock. In addition, in November 1998, the Company completed a two-for-three reverse stock split of the outstanding shares of common stock. All share information and per share amounts in the accompanying consolidated financial statements has been retroactively adjusted to reflect the effect of these stock splits.

PREFERRED STOCK

    The Company is authorized to issue 5,000,000 shares of preferred stock, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions with respect to any series of preferred stock and to specify the number of shares of any series of preferred stock without any further vote or action by the stockholders.

WARRANTS

    In connection with the issuance of common stock during the year ended December 31, 1998, the Company issued warrants to purchase a total of 314,747 shares of common stock at an exercise price of $3.33 per share. These warrants were exercised prior to the Company's initial public offering on December 9, 1998. In November 1998, in connection with the loan agreement mentioned in Note 6, the Company issued a warrant to the lender to purchase 183,333 shares of the Company's common stock at an exercise price equal to the initial public offering price per share ($14.00). On January 11, 1999, the lender exercised the warrant in a net exercise transaction and received 116,231 shares of the Company's common stock.

NOTES RECEIVABLE FROM STOCKHOLDERS

    On June 16, 1999, in connection with its acquisition of MightyMail Networks, Inc., the Company assumed stock subscriptions receivable from related parties in exchange for shares of common stock. As of June 30, 1999, outstanding subscriptions receivable amounted to approximately $995,000. All amounts mature by April 2002 and bear interest at a rate of 5.28% per annum.

STOCK OPTION PLAN

    On November 16, 1998, the Company's Board of Directors and stockholders approved an increase in the number of shares authorized under its 1998 stock incentive plan (the "Plan") from 1,166,667 to 2,000,000. The Plan provides for incentive stock options, as defined by the Internal Revenue Code, to be granted to employees, at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for nonqualified stock options to be issued to non-employee officers, directors and consultants at an exercise price of not less than 85% of the fair value at the grant date. Option vesting schedules are determined by the Board of Directors at the time of issuance. Stock options generally vest over different periods ranging from immediately to 25% at the end of the first year and monthly thereafter up to a maximum of four years. Upon a change of control of the Company, as defined in the Plan, 75% of unvested options become immediately exercisable. Certain options' vesting can also accelerate based on the achievement of specified performance criteria.

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

10. STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the option activity follows (amounts include 1,235,224 options granted outside of the Plan, all of which were outstanding as of December 31,
1998):

                                                                                   WEIGHTED-
                                                                    NUMBER OF       AVERAGE
                                                                      SHARES    EXERCISE PRICE
                                                                    ----------  ---------------
Balance at April 16, 1996.........................................          --     $      --
  Granted.........................................................     440,000          0.03
  Exercised.......................................................          --            --
  Canceled........................................................          --            --
                                                                    ----------         -----
Balance at December 31, 1996......................................     440,000          0.03
  Granted.........................................................     632,982          0.05
  Exercised.......................................................          --            --
  Canceled........................................................     (95,000)         0.03
                                                                    ----------         -----
Balance at December 31, 1997......................................     977,982          0.05
  Granted.........................................................   1,957,225          9.35
  Exercised.......................................................          --            --
  Canceled........................................................    (136,832)         4.05
                                                                    ----------         -----
Balance at December 31, 1998......................................   2,798,375     $    6.20
                                                                    ----------         -----
                                                                    ----------         -----

    As of December 31, 1998, there were 436,849 options available for future grant under the Plan.

    The following table summarizes information about options outstanding and exercisable at December 31, 1998:

                                                OPTIONS OUTSTANDING
                                              -----------------------                              OPTIONS
                                                     WEIGHTED                                    EXERCISABLE
                                                      AVERAGE                                    -----------
                                                     REMAINING          WEIGHTED-                 WEIGHTED-
                                                    CONTRACTUAL          AVERAGE                   AVERAGE
                                  NUMBER OF            LIFE             EXERCISE      NUMBER      EXERCISE
EXERCISE PRICE                      SHARES          (IN YEARS)            PRICE      OF SHARES      PRICE
--------------------------------  ----------  -----------------------  -----------  -----------  -----------
$ 0.03--$0.03...................   1,013,890               8.3          $    0.03      721,547    $    0.03
$ 0.90--$3.33...................     518,548               9.3               2.88      134,118         2.99
$ 6.30--$10.80..................     315,986               9.6               8.29       62,069         8.58
$12.00--$14.00..................     949,951               9.9              13.91       15,962        12.86
                                  ----------                                        -----------
                                   2,798,375               9.2                         933,696
                                  ----------                                        -----------
                                  ----------                                        -----------

DEFERRED COMPENSATION

    The Company has recorded deferred compensation charges of $0, $551,000 and $2,017,000, for the period April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively, for the difference between the exercise price and the deemed fair value of certain stock options granted by the Company. These amounts are being amortized by charges to operations, using

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

10. STOCKHOLDERS' EQUITY (CONTINUED)
the accelerated method, over the vesting periods of the individual stock options, which range from three months to four years.

    From December 1996 through June 1998, certain options were granted to various employees which provided vesting only upon certain events, such as the Company's successful completion of an initial public offering or individual and Company performance goals. In June 1998 these options were modified to vest upon the earlier of an event or two years from the date of grant. As a result, the related compensation charge was determined in June 1998.

OPTIONS ISSUED TO CONSULTANTS

    The Company granted options to purchase 94,883 shares of common stock to consultants at exercise prices ranging from $0.03 to $14.00 per share during the period from January 1, 1997 through December 31, 1998. These options were granted in exchange for consulting services performed. The Company valued these options using the estimated fair value of the services performed which amounted to $0, $20,000 and $246,000, for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively. These amounts are being amortized by charges to operations over the respective consulting periods. The amounts charged to operations were $0, $17,000 and $238,000, for the period from April 16, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

1998 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1998 Employee Stock Purchase Plan was adopted by the Board of Directors in October 1998. The Company has reserved a total of 300,000 shares of common stock for issuance under the plan. Eligible employees may designate up to 100% of their compensation subject to certain limitations as described in the Plan, to be deducted each pay period for the purchase of common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchasing period or the last day of the applicable accrual period. As of December 31, 1998, no shares were issued or committed to under this plan.

SHARES RESERVED FOR FUTURE ISSUANCE

    As of December 31, 1998, shares of common stock reserved for future issuance were as follows:

1998 stock incentive plan and options issued outside the Plan....  3,235,224
1998 Employee Stock Purchase Plan................................    300,000
Warrants.........................................................    183,333
                                                                   ---------
      Total shares authorized for issuance.......................  3,718,557
                                                                   ---------
                                                                   ---------

PRO FORMA DISCLOSURE OF THE EFFECT OF STOCK-BASED COMPENSATION

    The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

10. STOCKHOLDERS' EQUITY (CONTINUED)
options. Pro forma information regarding net income (loss) and net income (loss) per share is required by FAS 123. This information is required to be determined as if the Company has accounted for its employee stock options under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         FOR THE PERIOD
                                                         APRIL 16, 1996         YEAR ENDED
                                                          (INCEPTION)          DECEMBER 31,
                                                            THROUGH        --------------------
                                                       DECEMBER 31, 1996     1997       1998
                                                       ------------------  ---------  ---------
Risk-free interest rate..............................             6.5%           6.5%      4.52%
Expected life of the option in years.................               5              5          5
Expected volatility..................................               0              0        0.7
Expected dividend yield..............................               0%             0%         0%

    Because FAS 123 is applicable only to options granted since inception, its adjusted effect will not be fully reflected until the year 2000.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The weighted-average fair value of options granted to employees during the period from April 16, 1996 (inception) through December 31, 1996, and during the years ended December 31, 1997 and 1998, were $.02, $0.36 and $8.01, respectively.

    The effect of applying the FAS 123 fair value method to the Company's stock-based awards results in net loss and net loss per share as follows:

                                                       FOR THE PERIOD          YEAR ENDED
                                                       APRIL 16, 1996         DECEMBER 31,
                                                     (INCEPTION) THROUGH  ---------------------
IN THOUSANDS, EXCEPT PER SHARE DATA                   DECEMBER 31, 1996     1997        1998
---------------------------------------------------  -------------------  ---------  ----------
Net loss, as reported..............................       $    (439)      $  (3,132) $  (10,798)
Net loss, pro forma................................            (442)         (3,231)    (11,367)
Net loss per share--basic and diluted, as
  reported.........................................           (0.89)          (0.64)      (1.37)
Net loss per share--basic and diluted, pro forma...           (0.91)          (0.66)      (1.44)

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

11. RETIREMENT PLAN

    On March 26, 1998, the Company established a 401(k) Profit Sharing Plan (the "Plan") available to all employees who meet the Plan's eligibility requirements. Employees may elect to contribute from 1% to 25% of their eligible earnings to the Plan subject to certain limitations. This defined contribution plan provides that the Company may, at its discretion, make contributions to the Plan on a periodic basis. The Company has not made contributions to the Plan.

12. SUBSEQUENT EVENTS (UNAUDITED)

    On July 12, 1999, a subsidiary of the Company filed a Form S-4 with the Securities and Exchange Commission under such subsidiary's new corporate name, NBC Internet, Inc.

    On July 29, 1999, the Company issued 960,028 shares to National Broadcasting Company, Inc. for $57.29 per share in connection with a Stock Purchase Agreement dated June 11, 1999. The Company received proceeds of $55.0 million. The Stock Purchase Agreement is filed on Form 8-K with the Securities and Exchange Commission.

    On August 3, 1999, the Company acquired 100% of the outstanding shares of LiquidMarket, Inc., the developer of a next-generation on-line comparison shopping guide and purchasing service. The purchase consideration consisted of 718,224 shares of the Company's common stock with an estimated fair value of $40.70 per share. In addition, 212,202 shares of the Company's common stock will be placed into an escrow account. Of the shares held in escrow, 50% will be released on various milestone dates prior to June 2000, upon the completion of certain performance objectives, and 50% will be released in August 2000, upon the expiration of certain indemnification obligations. The Company will account for this acquisition as a purchase.

    On August 3, 1999, the Company acquired all of the outstanding shares of Private One, Inc., a designer and developer of a secure e-mail software service. The purchase consideration consisted of 47,999 shares of the Company's common stock at an estimated fair value of $40.70 per share. In addition, 12,000 shares of the Company's common stock will be placed into an escrow account. Of the shares held in escrow, 25% will be released in February 2000, and 25% in August 2000, or upon the completion of certain milestones, whichever is earlier. The remaining 50% of the shares held in escrow will be released in August 2000, upon the expiration of certain indemnification obligations. The Company will account for this acquisition as a purchase.

    In August 1999, the Company entered into a 10-year non-cancelable leasing agreement for approximately 187,000 square feet of office space located in San Francisco, California. Minimum lease commitments for the years ended December 31, 1999, 2000, 2001, 2002, 2003, and thereafter are approximately $339,000,
$4,707,000, $5,655,000 $5,655,000, $5,655,000, and $37,275,000, respectively. In
August 1999, in connection with the lease agreement, the Company entered into an irrevocable letter of credit with a commercial bank in the amount of $4,500,000 as a security deposit payable to the landlord.

    On September 13, 1999, Xoom.com entered into a strategic alliance with SNAP! LLC and ValueVision International, Inc. whereby the parties entered into re-branding and electronic commerce agreements, including television home shopping, Internet shopping and direct e-commerce initiatives. Under the terms of the agreements, SNAP granted ValueVision a ten-year, exclusive license to SNAP's "SnapTV" trademark for the purpose of operating a television home shopping service and a Website at www.snaptv.com. ValueVision International Inc.'s television home shopping network, currently called ValueVision, will be

                                 XOOM.COM, INC.

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

12. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) re-branded as SnapTV. Xoom.com will become the direct electronic commerce partner for SnapTV, managing the customer database, e-mail marketing and other sales efforts. Direct online shopping offers will include Xoom.com products and services, as well as SnapTV merchandise. ValueVision and Xoom.com will share revenues from all such initiatives. As part of the agreements, ValueVision and Xoom.com entered into a warrant purchase agreement whereby Xoom.com agreed to purchase a warrant for 404,760 shares of ValueVision common stock at an exercise price of $24.71 per share, and ValueVision agreed to purchase a warrant for 244,004 shares of Xoom.com common stock at an exercise price of $40.89 per share. The warrants may be exercised after the closing of the proposed NBCi merger agreement until September 12, 2004. In the event the transactions contemplated in the merger agreement do not occur by December 31, 1999, the warrants shall terminate. These rights and obligations of Xoom.com and SNAP will be assigned to and assumed by NBC Internet, Inc. following consummation of the transactions contemplated in the merger agreement.

    On October 4, 1999, John G. Balletto ("Balletto") filed a lawsuit against Xoom.com in September 1999 in the San Francisco Superior Court alleging breach of contract and specific performance. Balletto has alleged that in connection with a loan which Xoom.com obtained from Sand Hill Capital LLC in 1998 and pursuant to an oral contract with Xoom.com, Balletto is entitled to a finder's fee. Balletto has sought specific performance of the alleged oral agreement by having the court direct Xoom.com to issue 33,784 shares of Common Stock to Balletto and such other relief that the Court may deem just and proper. Xoom.com believes that this lawsuit is without merit and intends to defend the suit vigorously. Xoom.com does not believe that the outcome of this matter will materially adversely impact its results of operations, cash flows, or financial position. However, depending on the amount and timing, an unfavorable resolution could have a material adverse effect on Xoom.com's results of operations, financial position or cash flows in a particular period.

                          INDEPENDENT AUDITORS' REPORT

The Board of Managers
Snap! LLC:

    We have audited the accompanying balance sheets of Snap! LLC as of December 31, 1997 and 1998, and the related statements of operations, members' deficit, and cash flows for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of Snap! LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snap! LLC as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

San Francisco, California

June 18, 1999

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                                 BALANCE SHEET

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                               ----------------------   JUNE 30,
                                                                                  1997        1998        1999
                                                                               ----------  ----------  -----------
                                                                                                       (UNAUDITED)
                                   ASSETS
Current assets:
  Cash and cash equivalents..................................................  $       --         865          37
  Accounts receivable, net of allowance for doubtful accounts of $0 at
    December 31 1997, $469 at December 31, 1998, and $807 at June 30, 1999...         367       3,015       4,415
  Due from CNET..............................................................          --         655          --
  Prepaid expenses and other current assets..................................          --       1,778       2,075
                                                                               ----------  ----------  -----------
    Total current assets.....................................................         367       6,313       6,527
Property and equipment, net..................................................       1,127       4,674       8,277
Investments..................................................................          --         605      18,382
Deposits and other assets....................................................          36          42       2,194
                                                                               ----------  ----------  -----------
    Total assets.............................................................  $    1,530      11,634      35,380
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
                  LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable...........................................................  $      312       2,721       3,011
  Accrued and other liabilities..............................................         216       2,846       6,357
  Deferred revenue...........................................................         400         553       3,741
  Due to CNET................................................................          --          --       2,611
  Due to NBC.................................................................          --          --       1,373
                                                                               ----------  ----------  -----------
    Total current liabilities................................................         928       6,120      17,093
Line of credit...............................................................          --      13,500      30,100
                                                                               ----------  ----------  -----------
    Total liabilities........................................................         928      19,620      47,193
                                                                               ----------  ----------  -----------
Commitments
Members' equity:
  Members' equity............................................................      16,170      48,972      86,808
  Deferred compensation......................................................          --      (2,102)     (9,146)
  Other accumulated comprehensive income.....................................          --          --      11,635
  Accumulated deficit........................................................     (15,568)    (54,856)   (101,110)
                                                                               ----------  ----------  -----------
    Total members' equity (deficit)..........................................         602      (7,986)    (11,813)
                                                                               ----------  ----------  -----------
    Total liabilities and members' equity (deficit)..........................  $    1,530      11,634      35,380
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                        YEARS ENDED           SIX MONTHS ENDED
                                                                       DECEMBER 31,               JUNE 30,
                                                                   ---------------------  ------------------------
                                                                      1997       1998        1998         1999
                                                                   ----------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Net revenues.....................................................  $      817      7,317       1,958       13,368
Cost of net revenues.............................................       1,520      7,626       3,934        5,858
                                                                   ----------  ---------  -----------  -----------
    Gross profit (deficit).......................................        (703)      (309)     (1,976)       7,510
Operating expenses:
  Product development............................................       9,403      6,263       2,303        5,009
  Sales and marketing............................................       4,090     12,482       3,368       14,613
  General and administrative.....................................       1,372      5,939       1,407        5,744
  Amortization of deferred compensation..........................          --        160          --        1,766
  Promotion and advertising provided by NBC......................          --     14,060          --       26,037
                                                                   ----------  ---------  -----------  -----------
    Total operating expenses.....................................      14,865     38,904       7,078       53,169
                                                                   ----------  ---------  -----------  -----------
    Operating loss...............................................     (15,568)   (39,213)     (9,054)     (45,659)
Other expense, net...............................................          --        (75)         --         (595)
                                                                   ----------  ---------  -----------  -----------
    Net loss.....................................................  $  (15,568)   (39,288)     (9,054)     (46,254)
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
Other comprehensive income:
    Unrealized gains on available-for-sale securities............  $       --         --          --       11,635
                                                                   ----------  ---------  -----------  -----------
Comprehensive net loss...........................................  $  (15,568)   (39,288)     (9,054)     (34,619)
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
Basic and diluted net loss per unit..............................  $    (1.33)     (2.95)      (0.77)       (3.19)
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
Units used in per unit calculation...............................      11,700     13,301      11,700       14,481
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------

                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                                                                      OTHER                         TOTAL
                                                MEMBER UNITS        DEFERRED       ACCUMULATED                    MEMBERS'
                                            --------------------  COMPENSATION    COMPREHENSIVE   ACCUMULATED      EQUITY
                                              UNITS     AMOUNT       EXPENSE         INCOME         DEFICIT       (DEFICIT)
                                            ---------  ---------  -------------  ---------------  ------------  -------------
Contributed capital from CNET, Inc........     11,700     16,170           --              --              --        16,170
Net loss..................................         --         --           --              --         (15,568)      (15,568)
                                            ---------  ---------       ------          ------     ------------  -------------
Balances as of December 31, 1997..........     11,700     16,170           --              --         (15,568)          602
Contributed capital from CNET, Inc........         --     10,616           --              --              --        10,616
Cash contribution from NBC................      2,744      5,864           --              --              --         5,864
Promotion and advertising provided by
  NBC.....................................         --     14,060           --              --              --        14,060
Grant of compensatory stock options.......         --      2,262       (2,262)             --              --            --
Amortization of deferred compensation.....         --         --          160              --              --           160
Net loss..................................         --         --           --              --         (39,288)      (39,288)
                                            ---------  ---------       ------          ------     ------------  -------------
Balances as of December 31, 1998..........     14,444  $  48,972       (2,102)             --         (54,856)       (7,986)
Promotion and advertising provided by NBC
  (unaudited).............................         --     26,037           --              --              --        26,037
Grant of compensatory stock options
  (unaudited).............................         --      8,810       (8,810)             --              --            --
Issuance of units in connection with
  GlobalBrain transaction (unaudited).....         75      2,989           --              --              --         2,989
Unrealized gain on available-for-sale
  securities (unaudited)..................         --         --           --          11,635              --        11,635
Amortization of deferred compensation
  (unaudited).............................         --         --        1,766              --              --         1,766
Net loss (unaudited)......................         --         --           --              --         (46,254)      (46,254)
                                            ---------  ---------       ------          ------     ------------  -------------
Balances as of June 30, 1999
  (unaudited).............................     14,519  $  86,808       (9,146)         11,635        (101,110)      (11,813)
                                            ---------  ---------       ------          ------     ------------  -------------
                                            ---------  ---------       ------          ------     ------------  -------------

                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                        YEARS ENDED           SIX MONTHS ENDED
                                                                       DECEMBER 31,               JUNE 30,
                                                                   ---------------------  ------------------------
                                                                      1997       1998        1998         1999
                                                                   ----------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Net loss.......................................................  $  (15,568)   (39,288)     (9,054)     (46,254)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Receipt of stock in exchange for services provided...........          --       (605)         --       (4,139)
    Depreciation and amortization................................         329        929         182        1,489
    Amortization of deferred compensation expense................          --        160          --        1,766
    Promotion and advertising provided by NBC....................          --     14,060          --       26,037
    Changes in operating assets and liabilities:
    Accounts receivable..........................................        (367)    (2,648)       (356)      (1,400)
      Prepaid expenses, deposits and other assets................         (36)    (1,784)         (8)         632
      Accounts payable...........................................         312      2,409         (80)         290
      Accrued and other liabilities..............................         216      2,630         325        3,511
      Deferred revenue...........................................         400        153        (400)       3,188
      Due to/from CNET...........................................          --       (655)         --        3,266
      Due to NBC.................................................          --         --          --        1,373
                                                                   ----------  ---------  -----------  -----------
        Net cash used in operating activities....................     (14,714)   (24,639)     (9,391)     (10,241)
                                                                   ----------  ---------  -----------  -----------
Cash flows used in investing activities:
  Cash paid in connection with Global Brain transaction..........          --         --          --       (1,100)
  Investment in Net2Phone........................................          --         --          --       (1,000)
  Purchases of fixed assets......................................      (1,456)    (4,476)     (1,136)      (5,087)
                                                                   ----------  ---------  -----------  -----------
        Net cash used in investing activities....................      (1,456)    (4,476)     (1,136)      (7,187)
                                                                   ----------  ---------  -----------  -----------
Cash flows from financing activities:
  Proceeds from line of credit...................................          --     13,500          --       16,600
  Capital contribution...........................................      16,170     10,616      10,527           --
  Cash contribution from NBC.....................................          --      5,864       5,864           --
                                                                   ----------  ---------  -----------  -----------
        Net cash provided by financing activities................      16,170     29,980      16,391       16,600
                                                                   ----------  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents.............          --        865       5,864         (828)
Cash and cash equivalents at beginning of the period.............          --         --          --          865
                                                                   ----------  ---------  -----------  -----------
Cash and cash equivalents at end of the period...................  $       --        865       5,864           37
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
Supplemental non-cash transactions:
  Cash paid for interest.........................................  $       --         13          --          324
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
Supplemental non-cash investing and financing activities:
  Promotion and advertising provided by NBC......................  $       --     14,060          --       26,037
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
  Issuance of member units in connection with Global Brain
    transaction..................................................  $       --         --          --        2,989
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
  Grant of compensatory stock options............................  $       --      2,262          --        8,810
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
  Unrealized gain on available-for-sale securities...............  $       --         --          --       11,635
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------
  Services rendered in exchange for equity investments...........  $       --        605          --        4,139
                                                                   ----------  ---------  -----------  -----------
                                                                   ----------  ---------  -----------  -----------

                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION

    (A) THE COMPANY

    Snap! LLC (Snap or the Company) commenced operations in December 1996 (the Company had no significant operating results during 1996) and was introduced as a service in September 1997. Snap is an Internet portal service company that offers a branded network of comprehensive information, media, ecommerce, communication, and navigation services to millions of users daily.

    The Company was incorporated on June 25, 1998 as a Delaware limited liability company (LLC). Prior to that date, the Company was operated as a wholly-owned and consolidated operation of CNET, Inc. (CNET). The accompanying financial statements retroactively reflect the incorporation of the Company as an LLC to the date of the inception of the Company's operations. On or about June 30, 1998, as part of a contribution agreement entered into between CNET and NBC, Inc. (NBC) (collectively, the Members), CNET contributed its assets and liabilities used exclusively in the operation of the Snap service to the LLC for an approximately 81% ownership interest, while NBC contributed approximately $5.9 million in cash to the LLC for an approximately 19% ownership interest (see
Note 7). CNET's and NBC's contributions were recorded at their respective historical carrying amounts.

    The accompanying financial statements and related notes also reflect the historical results of operations and cash flows of Snap while it was operated by CNET. The statement of operations includes all revenues and costs directly attributable to Snap, including costs for facilities, functions and services used by the business and allocations of costs for certain administrative functions and services performed by centralized departments of CNET. Costs have been allocated to the Snap operation based on CNET management's estimate of costs attributable to the Snap operation. Such costs are not necessarily indicative of the costs that would have been incurred if Snap had been a separate entity.

    (B) LIQUIDITY

    The Company has sustained losses and negative cash flows from operations since inception and expects these conditions to continue into the foreseeable future. As of June 30, 1999, the Company had accumulated losses from inception of approximately $101 million. The implementation of the Company's business plan is dependent upon obtaining additional equity or debt financing through public or private financing, strategic partnerships or other arrangements. There can be no assurance that such additional financing will be available on terms attractive to the Company, or at all. Should additional external financing not be available, management would curtail the Company's current growth plans to enable the Company to continue operations through 1999.

    (C) XOOM/NBC/SNAP MERGER

    On May 9, 1999, the Company, Xoom.com, Inc., NBC, Inc. and certain of its affiliates (collectively, NBC), and CNET, Inc. entered into a series of definitive agreements, (the Agreements) relating to the formation of a new company to be named NBC Internet, Inc. (NBCi) upon consummation of all the transactions contemplated by the Agreements. NBCi is expected to include the businesses of the Company,

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)
Xoom.com, Inc., and certain of NBC's Internet assets (including NBC.com, Videoseeker.com and NBC Interactive Neighborhood) and a 10% interest in CNBC.com.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of banner advertisements and sponsorships. Advertising revenues are recognized in the period which the advertisement is displayed, provided that no significant obligations remain at the end of the period. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent the minimum guaranteed impressions are not delivered, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

    The Company also earns revenue on sponsorship contracts from fees relating to the design, coordination, and integration of customers' content and links into Snap's online media properties. Such developmental fees are recognized as revenue once the related activities have been performed and the customers' Web links are available on Snap's online properties. Snap also derives revenues from development fees and electronic commerce which to date have each comprised less than 10% of revenues.

    Deferred revenue is primarily comprised of billings in excess of recognized revenue relating to advertising contracts and payments received pursuant to sponsorship agreements in advance of revenue recognition.

    (B) PRODUCT DEVELOPMENT

    Development expenses include expenses which were incurred in the development of new or improved technologies that enhance the performance of the Company's Internet service. Costs for development are expensed as incurred. Costs related to specific products or services are no longer recognized as development expenses when the specific product or service is launched and incorporated into the Company's internet service.

    (C) ADVERTISING COSTS

    All advertising costs are expensed when incurred. Advertising expense, including the value of advertising provided through barter transactions, totaled approximately $1,007,000, $18,559,000, $986,000 and $28,367,000 for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively. These costs include the value of promotion and advertising provided by NBC (see Note 7).

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (D) CONCENTRATIONS OF CUSTOMERS AND CREDIT RISK

    One customer comprised 8% and 29% of net revenues for the year ended December 31, 1998 and the six-months ended June 30, 1999, respectively, in conjunction with non-monetary transactions in which the Company received equity as consideration for services sold by the Company. One separate customer accounted for 18% of net revenues for the year ended December 31, 1997. During the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999 no other customer accounted for greater than 10% of revenues.

    During the quarter ended June 30, 1999, the Company received stock in a private company currently valued at approximately $10 million in exchange for future services of equivalent value to be rendered by the Company. Subsequent to the fiscal quarter end, the Company and the private company issuer of the stock completed an escrow arrangement under which the Company would earn the release of the shares from escrow. The release of the shares from escrow would be based on the Company's actual monthly performance during a two-year term. As of June 30, 1999, the Company had earned the release of shares valued at approximately $200,000, which has been recorded as revenue in the quarter then ended.

    No other significant revenues were recorded on non-monetary transactions in which the Company received equity investments as consideration for services.

    Financial instruments which potentially expose the Company to a concentration of credit risk consists primarily of trade accounts receivable. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At December 31, 1998 and June 30, 1999, no one customer accounted for more than 10% of the accounts receivable balance.

    (E) CASH, CASH EQUIVALENTS, AND INVESTMENTS

    The Company considers investments in highly liquid instruments purchased with remaining maturities of 90 days or less to be cash equivalents. Cash equivalents are recorded at cost which approximates fair value. The Company maintains its cash in two depository accounts with high credit quality financial institutions.

    Equity investments in private companies are recorded initially at fair value when the Company's rights of ownership vest, and subsequently are carried at the lower of cost or net realizable value. Equity investments in publicly traded companies are initially recorded at market value when the Company's rights of ownership vest and are assumed to be available-for-sale securities which are carried at market value, with changes in market value recorded as unrealized gains and losses in total member's equity.

    (F) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) to seven years. Property and equipment recorded under leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful lives.

    (G) INCOME TAXES

    Prior to June 25, 1998 the Company's taxable losses were included in the consolidated tax returns of CNET, Inc. The Company did not receive any benefit from CNET Inc.'s receipt of such operating losses or research and development credits.

    Upon the incorporation as a Delaware limited liability company on June 26, 1998, the Company's net operating losses inured to the benefit of the Members. Accordingly, no provision for income taxes is recognized in the accompanying financial statements as the net loss generated from the Company's operations was "passed through" to the Members.

    (H) SOFTWARE DEVELOPMENT COSTS

    Statement of Financial Accounting Standard (SFAS) No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, governs accounting for software development costs. This statement provides for capitalization of certain software development costs once technological feasibility has been established. The costs capitalized are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenues, whichever is greater. No such costs have been capitalized to date.

    (I) STOCK-BASED COMPENSATION

    The Company accounts for its stock-based employee compensation plans using the intrinsic value method. As such, compensation expense is recorded on the date of grant if the current market price of the underlying membership unit exceeded the exercise price.

    (J) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.

    (K) COMPREHENSIVE LOSS

    The Company has adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which established standards for reporting and disclosures of comprehensive results and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. During the second quarter of 1999 the Company reported unrealized holding gains arising from investments classified as available-for-sale. The Company has an investment in Mail.com, Inc. (Mail.com), which completed an initial public offering during the second quarter of 1999. The Company's investment in Mail.com was

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recorded at market value based on the closing price of the stock on June 30, 1999, and the increase in value of the stock was recorded as an unrealized holding gain in comprehensive loss.

    (L) BARTER TRANSACTIONS

    The Company trades advertisements on its online properties in exchange for advertisements on the online properties of other companies. These revenues and marketing expenses are recorded at the fair value of services provided or the fair value of the services received, whichever is more reliably determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's online properties. Expense from barter transactions is recognized when advertisements are provided to the Company. Barter revenues and expenses were approximately $342,000, $636,000, $473,000 and $896,000 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

    (M) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's cash and cash equivalents, accounts receivable, equity investments, accounts payable and long-term debt approximate their respective fair values.

    (N) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company reviews its long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    (O) RECENT ACCOUNTING PRONOUNCEMENTS

    The FASB recently issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company must adopt SFAS No. 133 by January 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of the Company.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (P) NET LOSS PER UNIT

    Basic and diluted loss per unit is computed using the weighted average number of outstanding units at the end of each period. The following potentially dilutive units have been excluded from the determination of net loss per unit for all periods because the effect of such units would have been anti-dilutive:

                                                                   DECEMBER 31,    JUNE 30,
                                                                       1998          1999
                                                                   ------------  ------------
Units issuable under unit option plan............................      986,662      1,528,267
Units issuable under option to NBC (see Note 7)..................   14,805,556     14,805,556
                                                                   ------------  ------------
                                                                    15,792,218     16,333,823
                                                                   ------------  ------------
                                                                   ------------  ------------

    As of December 31, 1998 and June 30, 1999, the weighted average exercise price of unit options was $2.47 and $14.78, respectively.

    (Q) INTERIM FINANCIAL DATA

    The accompanying financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999, are unaudited. In the opinion of management, these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial data disclosed in these notes to the financial statements for these periods are also unaudited. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

(3) GLOBALBRAIN INVESTMENT

    In April 1999, the Company entered into a series of agreements with GlobalBrain.net, Inc. (GlobalBrain). In aggregate, the Company committed to provide GlobalBrain with $2 million in cash and 75,000 membership units (valued at $3 million) in exchange for (i) a seven-year (with an option to extend an additional five years) exclusive right to utilize certain GlobalBrain technology (the Technology) within a portal service, (ii) non-exclusive rights to utilize the Technology in other Snap products and to sublicense the Technology, (iii) a commitment from GlobalBrain to provide a minimum of five dedicated GlobalBrain engineers working full time under the discretion of Snap on custom research and development work for three years, (iv) a 10% ownership interest in GlobalBrain, and (v) warrants to purchase an additional 41% of GlobalBrain in three separate tranches over a five year period. The Company accounted for this transaction as the acquisition of certain tangible and intangible assets, and allocations of the consideration surrendered by the Company were made to the following: purchased technology of approximately $2 million, prepaid development fees of approximately $2 million, and an equity investment in a private company of approximately $1 million.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(4) PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following (in thousands):

                                                                        DECEMBER 31,
                                                                    --------------------   JUNE 30,
                                                                      1997       1998        1999
                                                                    ---------  ---------  -----------
Furniture, fixtures, leasehold improvements and equipment.........  $     102      1,763       1,948
Purchased software................................................        159        242         662
Computer equipment................................................      1,195      3,927       8,409
                                                                    ---------  ---------  -----------
                                                                        1,456      5,932      11,019
Less accumulated depreciation and amortization....................        329      1,258       2,742
                                                                    ---------  ---------  -----------
                                                                    $   1,127      4,674       8,277
                                                                    ---------  ---------  -----------
                                                                    ---------  ---------  -----------

(5) CREDIT FACILITIES AND COMMITMENTS

    (A) LINE OF CREDIT

    As of December 31, 1998, the Company has a revolving line of credit for $27,000,000 which is secured by substantially all of the Company's assets, guaranteed by General Electric, parent company of the Company's principal shareholders, and bears interest at various rates which ranged from 5.40% to 6.86% during the year ended December 31, 1998. Extensions of credit are available until June 15, 2001. Advances made under the facility shall mature no later than July 15, 2001. At December 31, 1998, $13,500,000 was outstanding and $10,170,000 was available under the line of credit. The outstanding balance is comprised of multiple individual borrowings, which are due between April 6, 1999 and June 28, 1999. The borrowings are classified as long-term on the face of the balance sheet because the Company has the ability and intent to extend the due dates beyond December 31, 1999.

    On June 25, 1999, the Company's revolving line of credit, guaranteed by General Electric, was increased to $45,000,000. At June 30, 1999, $30,100,000 was outstanding and $11,220,000 was available under the line of credit. The outstanding balance is comprised of multiple individual borrowings, due between July 6, 1999, and December 7, 1999, and bear interest at various rates ranging from 5.22% to 8.25%. These borrowings are classified as long-term on the face of the balance sheet because the Company has the ability and intent to extend the due dates beyond twelve months.

    In both periods, a total of $3,330,000 of the line of credit was reserved in accordance with the requirements of the Company's facilities lease.

    (B) COMMITMENTS

    The Company is obligated under a noncancelable operating lease for office space, expiring in 2008. Rent expense was $200,000, $1,923,000, $500,000, and
$1,456,000 for the years ended December 31, 1997 and 1998, and for the six months ended June 30, 1998 and 1999, respectively. The Company subleases portions of its facilities under noncancelable operating sublease agreements which expire over the next three years. Rental income from these subleases was $0, $360,000, $0, and $393,000 for the years ended

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

    (B) COMMITMENTS (CONTINUED)
December 31, 1997 and 1998, and for the six months ended June 30, 1998 and 1999, respectively. The Company has no capital lease obligations.

    As of December 31, 1998, future minimum lease payments for the Company's operating leases are as follows (in thousands):

YEAR ENDING DECEMBER 31:
-----------------------------------------------------------------------------------
  1999.............................................................................  $   2,540
  2000.............................................................................      2,540
  2001.............................................................................      2,540
  2002.............................................................................      2,540
  2003.............................................................................      2,926
  Thereafter.......................................................................     11,503
                                                                                     ---------
                                                                                     $  24,589
                                                                                     ---------
                                                                                     ---------

    The minimum operating lease payments have not been reduced by any future minimum sublease rentals totalling $1,614,000 due under noncancelable subleases over the next three years.

(6) OPTION PLAN

    A summary of the Company's option activity and related information through June 30, 1999 follows:

                                                                         NUMBER OF    EXERCISE
                                                                           UNITS       PRICES
                                                                         ----------  -----------
Options outstanding, December 31, 1997.................................          --   $      --
Granted................................................................   1,012,572        7.79
Canceled...............................................................     (25,910)       7.79
                                                                         ----------
Options outstanding, December 31, 1998.................................     986,662        7.79
Granted (unaudited)....................................................     578,249       26.49
Canceled (unaudited)...................................................     (36,644)      11.18
                                                                         ----------       -----
Options outstanding, June 30, 1999 (unaudited).........................   1,528,267       14.78
                                                                         ----------       -----
                                                                         ----------
Options exercisable, December 31, 1998 and June 30, 1999 (unaudited)...      31,107        7.79
                                                                         ----------       -----
                                                                         ----------

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(6) OPTION PLAN (CONTINUED)
    The following summarizes information about options outstanding as of June 30, 1999:

                                  WEIGHTED AVERAGE
    RANGE OF       NUMBER OF    REMAINING CONTRACTUAL   WEIGHTED AVERAGE
 EXERCISE PRICES     UNITS           LIFE (YRS.)         EXERCISE PRICE
-----------------  ----------  -----------------------  -----------------
$   7.79 - $ 7.79   1,103,613              9.17             $    7.79
$  31.25 - $31.25     370,353              9.78             $   31.25
$  42.00 - $48.50      54,301              9.94             $   44.65
                   ----------               ---                ------
$   7.79 - $48.50   1,528,267              9.35             $   14.78
                   ----------               ---                ------
                   ----------               ---                ------

    As of December 31, 1998 and June 30, 1999, options available for grant under the Company's option plan totaled 618,276 and 1,721,733, respectively.

    For the year ended December 31, 1998 and the six months ended June 30, 1999, the Company recorded $2,262,000 and $8,810,000 respectively, of deferred compensation charges representing the difference between the deemed fair value of the membership unit on the date of grant and the option exercise price on the date of grant. Deferred compensation will be amortized over the four-year vesting period of the options using an accelerated method. During the year ended December 31, 1998 and the six months ended June 30, 1999, $160,000 and $1,766,000 of amortization of deferred compensation was recognized as expense.

    If compensation cost for the Company's option plan had been determined based on the fair value at the grant date for awards issued in the year ending December 31, 1998, consistent with the provisions of SFAS No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION, then the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands):

Net loss--as reported.............................................  $  39,288
Net loss--pro forma...............................................  $  39,646

    The weighted average fair value at date of grant for options granted for the year ending December 31, 1998 was $3.88. The fair value of each option grant was estimated on the date of grant using the minimum value option pricing model with the following assumptions:

Risk free interest rate............................................  6%
Weighted-average expected life of the options......................  4 years
Dividend rate......................................................  --

(7) RELATED PARTY TRANSACTIONS

    Prior to June 30, 1998, all of the expenditures of the Company were incurred by CNET and charged to the Company. These expenditures included allocations for accounting, legal, network operations, facilities, certain product development efforts, and other general expenses. Such allocations were generally allocated

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(7) RELATED PARTY TRANSACTIONS (CONTINUED) to the Company based on headcount, estimates on the percentage usage by the Company, or estimates of the time spent by CNET employees on the business of the company. The following table summarizes direct and indirect expenses of the Company prior to June 30, 1998 (in thousands):

                                                                                   PERIOD FROM
                                                                                 JANUARY 1, 1998
                                                                       1997     TO JUNE 30, 1998
                                                                     ---------  -----------------
COST OF NET REVENUES
Direct expenses paid by CNET on behalf of the Company..............  $   1,055          3,066
Expenses allocated by CNET to the Company..........................        465            868
                                                                     ---------          -----
                                                                         1,520          3,934
                                                                     ---------          -----
                                                                     ---------          -----
PRODUCT DEVELOPMENT
Direct expenses paid by CNET on behalf of the Company..............  $   8,471            884
Expenses allocated by CNET to the Company..........................        932          1,418
                                                                     ---------          -----
                                                                         9,403          2,302
                                                                     ---------          -----
                                                                     ---------          -----
SALES AND MARKETING
Direct expenses paid by CNET on behalf of the Company..............  $   1,806          1,862
Expenses allocated by CNET to the Company..........................      2,284          1,507
                                                                     ---------          -----
                                                                         4,090          3,369
                                                                     ---------          -----
                                                                     ---------          -----
GENERAL AND ADMINISTRATIVE
Direct expenses paid by CNET on behalf of the Company..............  $      73            133
Expenses allocated by CNET to the Company..........................      1,299          1,274
                                                                     ---------          -----
                                                                         1,372          1,407
                                                                     ---------          -----
                                                                     ---------          -----

    Such allocations are not necessarily indicative of the costs that would have been incurred if the Company had been a separate entity. However, management believes the differences between the allocated costs and the cost to obtain such services from an outside third party would not be significant.

    Following June 30, 1998, the Company began direct procurement and payment of all of its expenses, with the exception of certain services it contracted with CNET to provide or maintain. Such services include creative services, human resources, accounting, facilities, technology support, bandwidth and hosting support, and sales and marketing, and the Company recorded expenses totaling $3.7 million and $3.9 million for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively, for amounts due to CNET for such services.

    NBC has provided certain promotional and other services to the Company since its investment date. NBC has provided advertising and promotion services to the Company which have been recorded as capital contributions at the time the services were provided based on the average CPM value for commercial air time during the period the services were provided. The Company has recorded advertising

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(7) RELATED PARTY TRANSACTIONS (CONTINUED) and promotion expenses of approximately $14.1 million and $26.0 million for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, at the average CPM value for commercial air time during the period the services were provided. NBC is not committed to provide such services to the Company. NBC has provided other services to the Company related to advertising production and legal support and the Company has recorded expenses totaling $0.2 million and $1.4 million for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively, for amounts due to NBC for such services.

    During the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, the Company has recorded no significant revenues from CNET, General Electric, NBC or any of their affiliates.

    The Company's credit facility is guaranteed by General Electric, parent company of NBC (see Note 5).

    As defined in the contribution agreement, NBC has an option to purchase 14,805,556 membership units for an aggregate price of $31,365,802. The option expires in June, 2001.

(8) DEFINED CONTRIBUTION PLAN

    The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees. Under the plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. For the year ended December 31, 1998, the Company did not contribute to the plan.

(9) SEGMENT INFORMATION

    The Company has adopted the provisions of SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

    The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The information reviewed by the CEO for purposes of making operating decisions and assessing financial performance is identical to the information presented in the accompanying financial statement of operations. The Company operates in one segment, Internet operations. The Company has had no international revenues to date.

(10) LEGAL PROCEEDINGS

    The Company was involved in a dispute with SNAP Technologies, Inc. (SNAP
Tech) which claimed to own the SNAP trademark. SNAP Tech filed a lawsuit against CNET on November 19, 1998, alleging trademark infringement and related statutory violations, to which the Company filed an answer on November 24, 1998. On July 15, 1999, the lawsuit with SNAP Tech was settled. Pursuant to the settlement

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(10) LEGAL PROCEEDINGS (CONTINUED)
agreement, the Company shall pay $200,000, grant an advertising credit of $1,000,000, and provide certain other promotions to SNAP Tech in exchange for all worldwide rights to all names, trademarks, and service marks previously used by SNAP Tech. NBC and CNET will indemnify the Company for this legal settlement. Accordingly, no amounts related to this settlement have been accrued in the accompanying financial statements.

    In March 1999 the Company filed a complaint against CityAuction, Inc. in connection with an agreement entered into between the Company and CityAuction to promote CityAuction's online auction site in exchange for monetary compensation and warrants to purchase shares of CityAuction. The Company is claiming that CityAuction breached the agreement by refusing to honor the Company's exercise in February 1999 of its CityAuction warrants, failing to make a $125,000 payment due to the Company and failing to provide the Company with notice of CityAuction's pending acquisition by Ticketmaster Online-CitySearch, Inc. The Company is also claiming that Ticketmaster induced CityAuction to breach it contractual obligations to the Company. This matter is in the discovery stage. An unfavorable outcome in this litigation would deny the Company the economic benefit of the claimed payments and stock ownership of CityAuction. No amounts contingent upon a favorable outcome in this litigation have been recorded in the Company's financial statements.

                            NBC MULTIMEDIA DIVISION
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
National Broadcasting Company, Inc.

    We have audited the accompanying combined balance sheets of NBC Multimedia Division as of December 31, 1997 and 1998, and the related combined statements of operations and changes in parent company's investment and net advances and cash flows for the years then ended. These combined financial statements are the responsibility of NBC Multimedia Division's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of NBC Multimedia Division as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York

June 24, 1999

                            NBC MULTIMEDIA DIVISION

                            COMBINED BALANCE SHEETS

                                                              DECEMBER 31,
                                                          ---------------------   JUNE 30,
                                                            1997        1998        1999
                                                          ---------  ----------  ----------
                                                                                 (UNAUDITED)
                         ASSETS
Current assets:
  Trade accounts receivable, less allowance for doubtful
    accounts of $59,000 in 1997, $125,440 in 1998 and
    $161,000 in 1999....................................  $1,348,082  2,274,240   2,034,526
  Other receivables.....................................     56,848      11,852      65,138
                                                          ---------  ----------  ----------
    Total current assets................................  1,404,930   2,286,092   2,099,664

Property and equipment, net of accumulated depreciation
  of $243,501 in 1997, $339,570 in 1998, and $377,646 in
  1999..................................................    916,513     622,561     478,727
                                                          ---------  ----------  ----------
    Total assets........................................  $2,321,443  2,908,653   2,578,391
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
      LIABILITIES AND PARENT COMPANY'S INVESTMENT
                    AND NET ADVANCES
Current liabilities:
  Accounts payable......................................  $ 637,044   1,464,743   1,920,704
  Accrued expenses and liabilities (note 2).............    418,227     414,402     194,373
                                                          ---------  ----------  ----------
    Total current liabilities...........................  1,055,271   1,879,145   2,115,077

Deferred revenue (note 1(d))............................  1,695,637  14,639,258  20,332,591

Parent Company's investment and net advances............   (429,465) (13,609,750) (19,869,277)

Commitments and contingencies (note 5)
                                                          ---------  ----------  ----------
    Total liabilities and Parent Company's investment
      and net advances..................................  $2,321,443  2,908,653   2,578,391
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------

            See accompanying notes to combined financial statements.

                            NBC MULTIMEDIA DIVISION

                COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN
                  PARENT COMPANY'S INVESTMENT AND NET ADVANCES

                                              YEARS ENDED DECEMBER      SIX MONTHS ENDED
                                                      31,                   JUNE 30,
                                             ----------------------  ----------------------
                                                1997        1998        1998        1999
                                             ----------  ----------  ----------  ----------
                                                                          (UNAUDITED)
Revenue (note 1(d)):
  Advertising, sponsorship, and license
    fees...................................  $3,232,384   6,921,250   2,210,732   4,303,128
  Other revenue............................          --   4,693,300   2,037,094   4,622,217
                                             ----------  ----------  ----------  ----------
      Total revenue........................   3,232,384  11,614,550   4,247,826   8,925,345
Cost of revenue............................   4,398,846   5,248,928   2,534,983   2,806,436
                                             ----------  ----------  ----------  ----------
      Gross (loss) profit..................  (1,166,462)  6,365,622   1,712,843   6,118,909
Operating expenses:
  Operating and development................     677,055     938,295     563,327     297,154
  Sales and marketing......................   2,355,519   3,988,810   1,810,033     747,354
  General and administrative...............   3,540,408   4,488,756   2,132,152   1,444,074
                                             ----------  ----------  ----------  ----------
      Total operating expenses.............   6,572,982   9,415,861   4,505,512   2,488,582
                                             ----------  ----------  ----------  ----------
      (Loss) income from operations........  (7,739,444) (3,050,239) (2,792,669)  3,630,327
                                             ----------  ----------  ----------  ----------
      Net (loss) income....................  (7,739,444) (3,050,239) (2,792,669)  3,630,327
Parent Company's investment and net
  advances, beginning of period............     428,008    (429,465)   (429,465) (13,609,750)
Advances from (distributions to) Parent
  Company, net.............................   6,881,971  (10,130,046) (11,134,894) (9,889,854)
                                             ----------  ----------  ----------  ----------
Parent Company's investment and net
  advances, end of period..................  $ (429,465) (13,609,750) (14,357,028) (19,869,277)
                                             ----------  ----------  ----------  ----------
                                             ----------  ----------  ----------  ----------

            See accompanying notes to combined financial statements.

                            NBC MULTIMEDIA DIVISION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                             SIX MONTHS ENDED
                                                                           YEARS ENDED DECEMBER 31,              JUNE 30,
                                                                          ---------------------------    ------------------------
                                                                              1997           1998           1998          1999
                                                                          ------------    -----------    ----------    ----------
                                                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income.....................................................  $ (7,739,444)    (3,050,239)   (2,792,669)    3,630,327
  Adjustments to reconcile net (loss) income to net cash used in operating activities:
    Provision for doubtful accounts.....................................        59,000         66,440        39,580        35,560
    Depreciation and amortization.......................................       156,995        176,287        97,221        74,357
    Loss on disposal of property and equipment..........................       109,840        220,576            --           109
    Noncash revenue related to partner agreements (note 1(d))...........       (33,305)    (5,101,895)   (1,800,433)   (6,285,254)
    Advertising provided by NBC.........................................            --      2,015,400       791,500            --
Changes in operating assets and liabilities:
  Accounts receivable...................................................    (1,335,482)      (992,598)      615,595       204,154
  Other receivables.....................................................       541,604         44,996        40,618       (53,286)
  Accounts payable......................................................      (465,351)       827,699       297,649       455,961
  Accrued expenses and liabilities......................................       247,054         (3,825)     (173,153)     (220,029)
  Deferred revenue......................................................     1,462,499        (67,085)      (64,584)     (441,473)
                                                                          ------------    -----------    ----------    ----------
      Net cash used in operating activities.............................    (6,996,590)    (5,864,244)   (2,948,676)   (2,599,574)
                                                                          ------------    -----------    ----------    ----------
Cash flows from investing activities:
  Acquisition of property and equipment.................................      (151,823)      (102,911)      (98,621)          (--)
                                                                          ------------    -----------    ----------    ----------
Cash flows from financing activities:
  Advances received from parent, net....................................     7,148,413      5,967,155     3,047,297     2,599,574
                                                                          ------------    -----------    ----------    ----------
      Net change in cash and cash equivalents...........................            --             --            --            --
Cash and cash equivalents at beginning of period........................            --             --            --            --
                                                                          ------------    -----------    ----------    ----------
Cash and cash equivalents at end of period..............................            --             --            --            --
                                                                          ------------    -----------    ----------    ----------
                                                                          ------------    -----------    ----------    ----------
Summary of noncash transactions:
  Equity instruments received and transferred to parent (note 4)........       266,442     18,112,601    14,973,691    12,420,060

            See accompanying notes to combined financial statements.

                            NBC MULTIMEDIA DIVISION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    (A) SUMMARY OF OPERATIONS

    The accompanying combined financial statements include the assets and operations of NBC.com, NBC Interactive Neighborhood (NBC-IN) and VideoSeeker (collectively, the Division), all of which are operating divisions of NBC Multimedia, Inc., a wholly owned subsidiary of National Broadcasting Company, Inc. (NBC), which is a wholly owned subsidiary of General Electric Company (GE). NBC has agreed to merge the operations and certain defined net assets of the NBC.com and NBC-IN divisions with Xoom.com, Inc. (Xoom), under an agreement dated May 9, 1999 and amended on June 11, 1999, which also provides that NBC will contribute its ownership interests in SNAP! LLC to the merged entity, NBC Internet, Inc. (NBCi). Upon completion of these transactions, NBC will own approximately 48.5% of the common stock of NBCi. In addition, NBC will purchase from NBCi zero coupon convertible subordinated debentures due 2006 with an aggregate principal amount at maturity of approximately $487 million in exchange for the net assets of VideoSeeker and a note payable in the amount of $340 million.

    The principal activities of the Division are as follows:

    NBC.com, launched in August 1995, is the Internet venue for the NBC television network offering content about NBC on-air programming, providing show descriptions, episode updates, actor biographies, schedule information and program trivia for NBC entertainment programming. NBC.com also maintains direct links to NBC's news, finance and sports sources, MSNBC News, CNBC, and MSNBC Sports, as well as links to local news and weather through NBC's local station affiliates via NBC-IN.

    NBC-IN, launched in October 1997, is a Web-based network of local news and information sites developed with certain participating NBC owned and affiliated television stations throughout the United States. Through NBC-IN.com, Internet users can access local news, sports and weather as well as services such as job search, local advertising for real estate and automobiles, restaurant reviews and telephone directories.

    VideoSeeker, launched in May 1998, is a full-service video aggregator, licensing content from NBC's media properties as well as from third parties to offer users free online access to topical and archival news video from MSNBC, clips from NBC television programming, movie trailers, music video and interviews.

    The Division generates revenues primarily through advertising, sponsorship and licensing agreements.

    (B) BASIS OF PRESENTATION

    The accompanying combined financial statements include certain corporate general and administrative expenses incurred on a consolidated basis by NBC for all periods presented that have been allocated to the Division. Such allocations are included in general and administrative expenses in the Division's combined statements of operations and changes in parent company's investment and net advances. In management's opinion, the basis for the allocation of such costs is reasonable and is based upon the ratio of the total direct operating costs incurred by the Division to total NBC direct operating costs. However, the expenses allocated to the Division, although made on a basis management believes to be reasonable, may not necessarily be representative of what the Division would have incurred on a stand-alone basis.

                            NBC MULTIMEDIA DIVISION

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Allocated costs are as follows:

                                                     YEARS ENDED           SIX MONTHS ENDED
                                                     DECEMBER 31,              JUNE 30,
                                               ------------------------  --------------------
                                                   1997         1998       1998       1999
                                               ------------  ----------  ---------  ---------
NBC Corporate................................  $    913,000   1,059,000    529,500    466,704
Rent.........................................       684,209     851,833    437,106    505,886
                                               ------------  ----------  ---------  ---------
                                               $  1,597,209   1,910,833    966,606    972,590
                                               ------------  ----------  ---------  ---------
                                               ------------  ----------  ---------  ---------

    NBC corporate overhead expenses consist primarily of senior management salaries and benefits, financial, legal, information technology, and other administrative costs.

    (C) USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (D) REVENUE RECOGNITION

    The Division derives revenue from the sale of banner advertisements under short-term contracts. To date, the duration of the Division's advertising commitments has generally averaged from one to six months. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Division obligations remain and collection of the resulting receivable is probable. Division obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Division's websites. To the extent minimum guaranteed impressions are not met, the Division defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

    The Division (primarily through NBC-IN) also derives revenues from license fees from various service providers who pay a fee to furnish content, e-commerce or services in a particular category of the Division's websites. These fees are deferred and recognized ratably over the term of the related agreement, which is generally two to three years.

    The Division also earns revenue on sponsorship contracts for fees relating to the design, coordination and integration of the customer's contents and links to the Division's websites. These development fees are recognized as revenue once the related activities have been performed. Revenues from electronic commerce revenue sharing arrangements within the Division's websites are recognized upon notification from its partners of sales attributable to the Division's site, and were insignificant in all periods presented.

                            NBC MULTIMEDIA DIVISION

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Division receives equity instruments (common or preferred stock, options and warrants) under certain agreements with service providers and under certain outsourcing agreements. When the measurement date for such equity instruments is fixed and there is a sufficient disincentive to breach the contract in accordance with Emerging Issues Task Force Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the Division records the receipt of the equity instruments and corresponding deferred revenue. When equity instruments are contingent upon the achievement of certain targets, the Company records the benefit of the equity instruments at the time the targets are achieved at the then fair market value of the equity instrument. Such amounts are amortized ratably to revenue over the length of the contract commencing on the measurement date.

    Such equity instruments are transferred to NBC and upon measurement are charged to Parent company's investment and net advances. Changes in value subsequent to the measurement date are not reflected in the Division's combined financial statements.

    Revenues recognized under agreements whereby the Division receives equity instruments in the service provider's stock as described above, in consideration for the advertising and customer acquisition opportunities, are recorded as Advertising, sponsorship, and license fee revenue and aggregated $33,305, $1,408,595, $263,339, and $2,163,037 in the years ended December 31, 1997, and
1998, and the six months ended June 30, 1998 and 1999, respectively.

    Revenue from the receipt of equity instruments in connection with outsourcing agreements, recorded as Other revenue, aggregated $--0-, $3,693,300, $1,537,094, and $4,122,217 in the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

    (E) BARTER TRANSACTIONS

    The Division trades advertisements on its Web properties in exchange for the loan of computer equipment. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Division's websites. Barter expense is recognized over the period the equipment is in use, which is typically in the same period when the barter revenue is recognized. Advertising barter revenues and expenses were approximately $393,000, $77,000, $74,500 and $--0- for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

    (F) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the leases, whichever is shorter.

                            NBC MULTIMEDIA DIVISION

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (G) INCOME TAXES

    For all periods, the Division has been included in the consolidated federal, state and local income tax returns of NBC. Income taxes are calculated and provided for on a consolidated basis, and the Division has not been allocated any income tax expense (benefit) by NBC. For purposes of these financial statements, federal, state and local income taxes are provided as if the Division had filed a separate return on a stand-alone basis for all periods presented.

    The Division accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized, to the extent realizable, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Such tax assets and liabilities are not a part of the merger transaction. Accordingly, all current and deferred tax assets and liabilities are included as part of Parent Company's investment and net advances, and are not reflected in the combined balance sheets of the Division.

    (H) IMPAIRMENT OF LONG-LIVED ASSETS

    The Division reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    (I) ADVERTISING EXPENSES

    The Division expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing on the combined statements of operations and totaled $425,166, $2,569,844, $1,077,008 and $164,187 for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively. These costs include the value of advertising provided by NBC of $0, $2,015,400, $791,500, and $0 for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively, which have been recorded based on average values for commercial air time sold by NBC during the period the services were provided.

    (J) PRODUCT DEVELOPMENT COSTS

    Product development costs consist principally of salaries and related costs, and are charged to expense as incurred.

                            NBC MULTIMEDIA DIVISION

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (K) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Division to significant concentrations of credit risk consist of accounts receivable and accounts payable. At December 31, 1997 and 1998, the fair value of these instruments approximated their financial statement carrying amount because of the short-term maturity of these instruments. The Division has not experienced any significant credit loss to date. Revenue from the Division's five largest customers accounted for approximately 53% and 27% of the Division's advertising, sponsorship and license fee revenue for the years ended December 31, 1997 and 1998, respectively.

    No single customer exceeded 10% of the Division's advertising, sponsorship and license fee revenue for the year ended December 31, 1998. Two customers accounted for 42% of the Division's accounts receivable at December 31, 1998.

    Three customers exceeded 10% of revenue for the year ended December 31, 1997. Three customers accounted for approximately 74% of accounts receivable at December 31, 1997.

    (L) COMPREHENSIVE INCOME (LOSS)

    There were no differences between the Division's comprehensive loss and its net loss as reported.

    (M) SEGMENT INFORMATION

    The Division operates in a single segment in the United States.

    (N) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Division has not yet determined the impact of adopting SFAS No. 133.

    (O) INTERIM RESULTS

    The accompanying interim combined financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of June 30, 1999 and the results of the Division's operations and its cash flows for the six months ended June 30, 1998 and 1999. The financial data and other information disclosed in these notes to combined financial statements related to these periods are unaudited. The results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

                            NBC MULTIMEDIA DIVISION

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) BALANCE SHEET COMPONENTS

                                                                                   DECEMBER 31,         JUNE 30,
                                                                             ------------------------     1999
                                                                                 1997         1998     (UNAUDITED)
                                                                             ------------  ----------  -----------
PROPERTY AND EQUIPMENT, NET
  Machinery and equipment..................................................  $    955,184     762,458     656,700
  Leasehold improvements...................................................       204,830     199,673     199,673
                                                                             ------------  ----------  -----------
                                                                                1,160,014     962,131     856,373
                                                                             ------------  ----------  -----------
  Less accumulated depreciation and amortization...........................      (243,501)   (339,570)   (377,646)
                                                                             ------------  ----------  -----------
                                                                             $    916,513     622,561     478,727
                                                                             ------------  ----------  -----------
                                                                             ------------  ----------  -----------
ACCRUED EXPENSES AND LIABILITIES
  Accrued salaries, incentive compensation and related benefits............  $    381,802     414,402     194,373
  Other....................................................................        36,425          --          --
                                                                             ------------  ----------  -----------
                                                                             $    418,227     414,402     194,373
                                                                             ------------  ----------  -----------
                                                                             ------------  ----------  -----------

(3) INCOME TAXES

    The Division has generated net losses for all periods through December 31, 1998, and has no net income tax expense in any period on a stand-alone basis. Although no net deferred tax assets with respect to net operating loss benefits would have been established due to uncertainty of utilization, net operating loss benefits would have been available to offset net income in the six months ended June 30, 1999 on a stand-alone basis. Other deferred tax assets aggregating approximately $3.2 million and $5.2 million at December 31, 1997 and 1998, respectively, arising principally from temporary differences in the recognition of revenue related to equity instruments also would have been offset by a valuation allowance on a stand-alone basis.

(4) PARENT COMPANY'S INVESTMENT AND NET ADVANCES

    Operations are funded through advances from NBC. Such advances have no defined repayment terms.

    During the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively, net advances were reduced by $266,442, $18,112,601, $14,973,691, and $12,420,060, representing the value of equity instruments received under partner agreements by the Division and transferred to NBC.

(5) OUTSOURCING AGREEMENTS

    In May 1998, the Division entered into a four year strategic alliance with USWeb whereby USWeb would perform production and hosting services for the Division's Web sites. The Division is committed to pay approximately $2.6 million per year for these services under the agreement. NBC has the right to extend the agreement unilaterally for an additional four-year term at a fixed increase in the annual fee.

                            NBC MULTIMEDIA DIVISION

                           DECEMBER 31, 1997 AND 1998

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

(5) OUTSOURCING AGREEMENTS (CONTINUED)
NBC may terminate the agreement with three months prior written notice to USWeb. Beginning in November 1999, USWeb may terminate the agreement with six months prior written notice to NBC. In connection with the strategic alliance, USWeb issued warrants to the Division to purchase 1,600,000 and 500,000 shares of USWeb Common Stock at $22.14 and $25.03 per share, respectively. If the agreement had been cancelled by the Division before May 1999, USWeb could have cancelled the warrants to purchase 1,050,000 shares or, if the warrants had been previously exercised, could have repurchased them.

    In October 1997, NBC signed a two year strategic alliance agreement with InterVU, Inc. ("InterVU") whereby InterVU is the exclusive provider, subject to certain limitations, of technology and services for VideoSeeker. In exchange for entering into the agreement, InterVU issued 1,280,000 shares of series G preferred stock to the Division. In addition, InterVU agreed to pay the Division $2 million in a series of non-refundable payments for promotional value and the cost of producing and operating VideoSeeker, which is recognized as Other revenue ratably over the two-year period.

    In March 1999, NBC-IN entered into an exclusive three-year agreement under which 24/7 Media, Inc. will sell advertising on participating NBC television stations and their associated websites. As part of the agreement, 24/7 Media, Inc. issued to the Division warrants to purchase up to 150,000 shares of 24/7 Media, Inc.'s common stock for $26.05 per share. These warrants vest and expire on specified dates and in specified amounts between March 11, 1999 and March 11, 2002. The value of the warrants received is recorded on each vesting date at the then fair market value and recognized as Other revenue ratably over the term of the agreement.

These agreements are accounted for as described in note 1(d).

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Paralogic Corporation

    We have audited the accompanying balance sheets of Paralogic Corporation as of December 31, 1996 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paralogic Corporation at December 31, 1996 and 1997, and the results of its operations and its cash flows for years then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California

July 20, 1998

                             PARALOGIC CORPORATION

                                 BALANCE SHEETS

                                                                                                 DECEMBER 31,
                                                                                             ---------------------
                                                                                               1996        1997
                                                                                             ---------  ----------
ASSETS
Current assets:
  Cash.....................................................................................  $  29,680  $   26,910
  Accounts receivable, net of allowance for doubtful accounts of $375 in 1996 and $11,314
    in 1997................................................................................     10,946      24,362
  Income taxes receivable..................................................................         --         836
                                                                                             ---------  ----------
Total current assets.......................................................................     40,626      52,108
Fixed assets, net..........................................................................     40,429      40,086
                                                                                             ---------  ----------
Total assets...............................................................................  $  81,055  $   92,194
                                                                                             ---------  ----------
                                                                                             ---------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................................................  $  15,202  $   27,719
  Accrued compensation and related expenses................................................     27,155      12,641
  Income taxes payable.....................................................................      2,261          --
  Deferred revenue.........................................................................         --      64,210
  Contingency accrual......................................................................         --     164,802
  Deferred income taxes....................................................................      2,026          --
                                                                                             ---------  ----------

Total current liabilities..................................................................     46,644     269,372
                                                                                             ---------  ----------
Commitments and contingencies

Shareholders' equity (deficit):
  Common stock, $1.00 par value:
    Authorized shares--1,000,000;
    Issued and outstanding shares--5,000 in 1996 and 5,250 in 1997.........................      5,000      11,000
  Retained earnings (accumulated deficit)..................................................     29,411    (188,178)
                                                                                             ---------  ----------
Total shareholders' equity (deficit).......................................................     34,411    (177,178)
                                                                                             ---------  ----------

Total liabilities and shareholders' equity (deficit).......................................  $  81,055  $   92,194
                                                                                             ---------  ----------
                                                                                             ---------  ----------

                            See accompanying notes.

                             PARALOGIC CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           -----------------------
                                                                                              1996        1997
                                                                                           ----------  -----------
Net revenue:
  Services...............................................................................  $  132,569  $   215,917
  License fees...........................................................................      39,074           --
  Advertising............................................................................       1,379       34,028
                                                                                           ----------  -----------

Total net revenue........................................................................     173,022      249,945
Cost of net revenue:
  Cost of services.......................................................................      80,019      117,963
                                                                                           ----------  -----------
Gross profit.............................................................................      93,003      131,982
                                                                                           ----------  -----------

Costs and expenses:
  Operating and development..............................................................      38,529       45,875
  Sales and marketing....................................................................      26,129       86,097
  General and administrative.............................................................      11,591       45,757
  Contingency accrual....................................................................          --      164,802
                                                                                           ----------  -----------
Total costs and expenses.................................................................      76,249      342,531
                                                                                           ----------  -----------
Income (loss) before provision for income taxes..........................................      16,754     (210,549)
Provision for income taxes...............................................................       3,666        7,040
                                                                                           ----------  -----------

Net income (loss)........................................................................  $   13,088  $  (217,589)
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                            See accompanying notes.

                             PARALOGIC CORPORATION

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                              RETAINED
                                                                         COMMON STOCK         EARNINGS
                                                                    ----------------------  (ACCUMULATED
                                                                      SHARES      AMOUNT      DEFICIT)       TOTAL
                                                                    -----------  ---------  ------------  -----------
Balances at December 31, 1995.....................................       5,000   $   5,000   $   16,323   $    21,323
  Net income......................................................          --          --       13,088        13,088
                                                                         -----   ---------  ------------  -----------
Balances at December 31, 1996.....................................       5,000       5,000       29,411        34,411
  Issuance of common stock in exchange for consulting services....         250       6,000           --         6,000
  Net loss........................................................          --          --     (217,589)     (217,589)
                                                                         -----   ---------  ------------  -----------
Balances at December 31, 1997.....................................       5,250   $  11,000   $ (188,178)  $  (177,178)
                                                                         -----   ---------  ------------  -----------
                                                                         -----   ---------  ------------  -----------

                            See accompanying notes.

                             PARALOGIC CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                       --------------------
                                                                         1996       1997
                                                                       ---------  ---------
OPERATING ACTIVITIES:
Net income (loss)....................................................  $  13,088  $(217,589)
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation.......................................................     11,794     29,321
  Common stock issued in exchange for consulting services............         --      6,000
  Changes in operating assets and liabilities:
    Accounts receivable..............................................      7,379    (13,416)
    Accounts payable.................................................      4,366     12,517
    Accrued compensation and related expenses........................     10,265    (14,514)
    Income tax payable/receivable....................................       (238)    (3,097)
    Deferred revenue.................................................         --     64,210
    Contingency accrual..............................................         --    164,802
    Deferred income taxes............................................     (1,115)    (2,026)
                                                                       ---------  ---------
Net cash provided by operating activities............................     45,539     26,208

INVESTING ACTIVITIES:
Purchases of fixed assets............................................    (42,066)   (28,978)
                                                                       ---------  ---------
Net cash used in investing activities................................    (42,066)   (28,978)
                                                                       ---------  ---------
Net change in cash...................................................      3,473     (2,770)
Cash at beginning of year............................................     26,207     29,680
                                                                       ---------  ---------
Cash at end of year..................................................  $  29,680  $  26,910
                                                                       ---------  ---------
                                                                       ---------  ---------

SUPPLEMENTAL DISCLOSURES:
Cash paid for income taxes...........................................  $   5,019  $  10,812
                                                                       ---------  ---------
                                                                       ---------  ---------

                            See accompanying notes.

                             PARALOGIC CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Paralogic Corporation (the "Company"), was incorporated in the State of California on January 12, 1995.

    The Company is a provider of chat room software and various online services.

    BASIS OF PRESENTATION

    The Company has negative working capital and an accumulated deficit at December 31, 1997. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. On March 11, 1998, the Company agreed to be acquired by Xoom.com, Inc.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

    CASH

    The Company maintains cash in depository accounts with two financial institutions.

    CONCENTRATIONS OF CREDIT RISK

    The Company conducts business primarily with companies throughout the United States. Management believes that any risk of accounting loss is mitigated by the Company's ongoing credit evaluations of its customers. The Company generally does not require collateral. The Company analyzes the need for reserves for potential credit losses and records reserves when necessary.

    For the year ended December 31, 1996, four customers accounted for $41,000, $35,320, $29,625 and $28,000 or 24%, 20%, 17% and 16% of net revenue; of these, one customer owed the Company $8,020 at December 31, 1996. There was no single customer that accounted for more than 10% of net revenue for the year ended December 31, 1997.

    FIXED ASSETS

    Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three years.

    REVENUE RECOGNITION

       SERVICE

        The majority of the Company's service revenue is from fees related to fees charged for chat network hosting and are recognized when the services are performed.

                             PARALOGIC CORPORATION

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) LICENSE FEES

        The Company licenses software under non-cancelable license agreements to end-users. License fee revenue is recognized when a non-cancelable license agreement has been signed, the product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, collection is considered probable and all significant contractual obligations have been satisfied.

       ADVERTISING

        Advertising revenue are derived from the sale of banner advertisements under short-term contracts. Advertising revenue on banner contracts are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

    ADVERTISING EXPENSE

    All advertising costs are expensed when incurred. Advertising costs which are included in sales and marketing expense for the years ended December 31, 1996 and 1997 were $0 and $9,377, respectively.

    INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"), and Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("FAS 131"). The Company is required to adopt these statements in fiscal year 1998. FAS 130 establishes new standards for reporting and displaying comprehensive income and its components. FAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Adoption of these statements is expected to have no impact on the Company's consolidated financial position, results of operations or cash flows.

                             PARALOGIC CORPORATION

2. FIXED ASSETS

    Fixed assets consist of the following:

                                                              DECEMBER 31,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
Computer equipment......................................  $  49,122  $  78,100
Office equipment........................................      5,413      5,413
                                                          ---------  ---------
                                                             54,535     83,513
Accumulated depreciation................................    (14,106)   (43,427)
                                                          ---------  ---------
                                                          $  40,429  $  40,086
                                                          ---------  ---------
                                                          ---------  ---------

3. INCOME TAXES

    Significant components of the provision (benefit) for income taxes attributable to operations are as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                            --------------------
                                                              1996       1997
                                                            ---------  ---------
Current:
  Federal.................................................  $   2,770  $   2,242
  State...................................................      2,011      1,824
  Foreign.................................................         --      5,000
                                                            ---------  ---------
                                                                4,781      9,066

Deferred:
  Federal.................................................       (368)    (2,266)
  State...................................................       (747)       240
                                                            ---------  ---------
                                                               (1,115)    (2,026)
                                                            ---------  ---------
Total provision...........................................  $   3,666  $   7,040
                                                            ---------  ---------
                                                            ---------  ---------

                             PARALOGIC CORPORATION

3. INCOME TAXES (CONTINUED)
    A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                           --------------------
                                                             1996       1997
                                                           ---------  ---------
U.S. federal taxes at statutory rate.....................  $   4,774  $ (72,658)
Impact of graduated U.S. statutory rate..................     (3,055)    (2,098)
State taxes, net of federal benefit......................      1,264    (12,261)
Foreign withholding taxes................................         --      5,000
Foreign tax deduction....................................         --     (1,700)
Valuation allowance......................................         --     89,586
Other....................................................        683      1,171
                                                           ---------  ---------
Total tax provision......................................  $   3,666  $   7,040
                                                           ---------  ---------
                                                           ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are as follows:

                                                               DECEMBER 31,
                                                           --------------------
                                                             1996       1997
                                                           ---------  ---------
Deferred tax assets:
  Cash to accrual adjustment.............................  $   1,431  $  97,518
  Depreciation...........................................     (3,457)    (7,932)
                                                           ---------  ---------
Net deferred tax assets (liabilities)....................     (2,026)    89,586
Valuation allowance......................................         --    (89,586)
                                                           ---------  ---------
Total net deferred tax assets (liabilities)..............  $  (2,026) $      --
                                                           ---------  ---------
                                                           ---------  ---------

    The valuation allowance increased by $89,586 in 1997.

4. SHAREHOLDERS' EQUITY (DEFICIT)

    The Company is authorized to issue 1,000,000 shares of common stock, with a par value of $1.00 per share.

    During 1997, the Company issued shares of common stock to consultants in exchange for consulting services. The Company valued the common stock using the estimated fair value of the services performed which amounted to $6,000. This amount was amortized by charges to operations over the consulting period.

5. COMMITMENTS AND CONTINGENCIES

    LEASE COMMITMENTS

    The Company has entered into certain operating leases for office space. At December 31, 1997, the Company had no future commitments for noncancelable operating leases.

                             PARALOGIC CORPORATION

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company's rental expense under operating leases for the years ended December 31, 1996 and 1997 totaled $300 and $3,900, respectively.

    CONTINGENCY ACCRUAL

    Due to the nature of its business, Paralogic Corporation is subject to various threatened or filed legal actions. At December 31, 1997, there were certain legal proceedings pending against the Company. These legal disputes were settled in 1998 in connection with the business combination which is described in Note 6. The settlement consisted of an issuance to the plaintiff of 71,343 shares of the acquiror's common stock, valued at approximately $164,802. This settlement amount associated with this dispute was accrued for at December 31, 1997.

6. SUBSEQUENT EVENTS

    In March 1998, the Company spun off certain components of the business into a new company named Paralogic Software, Inc. ("PSI"). The shareholders of the Company retained the same ownership privileges and rights in PSI as were in effect for the Company at the time of the spin off. PSI retained the Company's advertising and services businesses as well as the ownership of the Paralogic chat technology. The Company retained a perpetual right to use and license the Paralogic chat technology and all of the tangible assets and liabilities.

    Effective March 11, 1998, the Company entered into merger agreement with Xoom.com, Inc. under which the outstanding shares of common stock of the Company were exchanged for common shares of Xoom.com, Inc. and the right to receive certain cash distributions from Xoom.com, Inc. The financial statements do not include any adjustments to the recorded amounts of assets and liabilities which may result from this transaction.

7. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    The Company believes that it will not be required to modify or replace any portion of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Global Bridges Technologies, Inc.

    We have audited the accompanying balance sheets of Global Bridges Technologies, Inc. as of December 31, 1996 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for the period from July 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Bridges Technologies, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from July 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California
July 10, 1998

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                                                    DECEMBER 31,
                                                                               ----------------------   MARCH 31,
                                                                                  1996        1997        1998
                                                                               ----------  ----------  -----------
                                                                                                       (UNAUDITED)
                                   ASSETS
Current assets:
  Cash.......................................................................  $       --  $    1,036   $     230
  Note receivable from shareholder...........................................       3,404          --          --
                                                                               ----------  ----------  -----------
Total current assets.........................................................       3,404       1,036         230
Deposits.....................................................................         712         712         712
                                                                               ----------  ----------  -----------
Total assets.................................................................  $    4,116  $    1,748   $     942
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses......................................  $   19,466  $   47,557   $  46,131
  Note payable to shareholder................................................          --       2,446      13,746
                                                                               ----------  ----------  -----------
Total current liabilities....................................................      19,466      50,003      59,877

Commitments

Shareholders' equity (deficit):
  Preferred stock, no par value:
    Authorized shares--10,000,000
      Issued and outstanding shares--none in 1996, 1997 or 1998..............          --          --          --
  Common stock, no par value:
    Authorized shares--10,000,000
      Issued and outstanding shares--630,000, 500,000 and 500,000
        in 1996, 1997 and 1998, respectively.................................       5,000       5,000       5,000
  Accumulated deficit........................................................     (20,350)    (53,255)    (63,935)
                                                                               ----------  ----------  -----------
Total shareholders' equity (deficit).........................................     (15,350)    (48,255)    (58,935)
                                                                               ----------  ----------  -----------
Total liabilities and shareholders' equity (deficit).........................  $    4,116  $    1,748   $     942
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

                            See accompanying notes.

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                                            PERIOD FROM
                                                              JULY 23,
                                                                1996                       THREE MONTHS ENDED
                                                            (INCEPTION)                        MARCH 31,
                                                              THROUGH      YEAR ENDED   ------------------------
                                                            DECEMBER 31,  DECEMBER 31,     1997         1998
                                                                1996          1997      -----------  -----------
                                                            ------------  ------------  (UNAUDITED)  (UNAUDITED)
Net revenue...............................................   $   49,153    $   27,937    $   8,500    $      --
Cost of net revenue.......................................       38,885        23,718        7,302           --
                                                            ------------  ------------  -----------  -----------
Gross profit..............................................       10,268         4,219        1,198           --

Costs and expenses:
  Operating and development...............................        3,457        19,300        4,634        6,595
  Sales and marketing.....................................        5,991         3,841        2,836           --
  General and administrative..............................       18,716        13,983        5,826        4,085
                                                            ------------  ------------  -----------  -----------
Total costs and expenses..................................       28,164        37,124       13,296       10,680
                                                            ------------  ------------  -----------  -----------
Loss before provision for income taxes....................      (17,896)      (32,905)     (12,098)     (10,680)
Provision for income taxes................................        2,454            --           --           --
                                                            ------------  ------------  -----------  -----------
Net loss..................................................   $  (20,350)   $  (32,905)   $ (12,098)   $ (10,680)
                                                            ------------  ------------  -----------  -----------
                                                            ------------  ------------  -----------  -----------

                            See accompanying notes.

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

    FOR THE PERIOD FROM JULY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1997

                                                                        COMMON STOCK
                                                                    ---------------------  ACCUMULATED
                                                                      SHARES     AMOUNT      DEFICIT       TOTAL
                                                                    ----------  ---------  ------------  ----------
  Issuance of common stock at inception to founders...............     630,000  $   5,000   $       --   $    5,000
  Net loss........................................................          --         --      (20,350)     (20,350)
                                                                    ----------  ---------  ------------  ----------
Balances at December 31, 1996.....................................     630,000      5,000      (20,350)     (15,350)
  Repurchase of common stock in September 1997 in exchange for
    future royalties..............................................    (130,000)        --           --           --
  Net loss........................................................          --         --      (32,905)     (32,905)
                                                                    ----------  ---------  ------------  ----------
Balances at December 31, 1997.....................................     500,000      5,000      (53,255)     (48,255)
  Net loss (unaudited)............................................          --         --      (10,680)     (10,680)
                                                                    ----------  ---------  ------------  ----------
Balances at March 31, 1998 (unaudited)............................     500,000  $   5,000   $  (63,935)  $  (58,935)
                                                                    ----------  ---------  ------------  ----------
                                                                    ----------  ---------  ------------  ----------

                            See accompanying notes.

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                            PERIOD FROM
                                                              JULY 23,
                                                                1996                       THREE MONTHS ENDED
                                                            (INCEPTION)                        MARCH 31,
                                                              THROUGH      YEAR ENDED   ------------------------
                                                            DECEMBER 31,  DECEMBER 31,     1997         1998
                                                                1996          1997      -----------  -----------
                                                            ------------  ------------  (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES:
Net loss..................................................   $  (20,350)   $  (32,905)   $ (12,098)   $ (10,680)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Deposits................................................         (712)           --           --           --
  Accounts payable and accrued expenses...................       19,466        28,091       17,512       (1,426)
                                                            ------------  ------------  -----------  -----------
Net cash provided by (used in) operating activities.......       (1,596)       (4,814)       5,414      (12,106)

INVESTING ACTIVITIES:
Cash advanced to shareholder in exchange for note
  receivable..............................................       (3,404)           --           --           --
Payment received from shareholder.........................           --         3,404           --           --
                                                            ------------  ------------  -----------  -----------
Net cash provided by (used in) investing activities.......       (3,404)        3,404           --           --

FINANCING ACTIVITIES:
Capital contributed by founders...........................        5,000            --           --           --
Proceeds from note payable to shareholder.................           --         2,446           --       11,300
                                                            ------------  ------------  -----------  -----------
Net cash provided by financing activities.................        5,000         2,446           --       11,300
                                                            ------------  ------------  -----------  -----------
Net change in cash........................................           --         1,036        5,414         (806)
Cash at beginning of period...............................           --            --           --        1,036
                                                            ------------  ------------  -----------  -----------
Cash at end of period.....................................   $       --    $    1,036    $   5,414    $     230
                                                            ------------  ------------  -----------  -----------
                                                            ------------  ------------  -----------  -----------
SUPPLEMENTAL DISCLOSURES:
Cash paid for income taxes................................   $       --    $       --    $   2,454    $      --
                                                            ------------  ------------  -----------  -----------
                                                            ------------  ------------  -----------  -----------

                            See accompanying notes.

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

    FOR THE PERIOD FROM JULY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1997
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Global Bridges Technologies, Inc. (the "Company"), formerly known as Dream Fabrications and Design, Inc., was incorporated in California on July 23, 1996.

    The Company designs, develops and markets games, educational, and on-line titles on behalf of publishers and developers. It also hosts and operates its subscribers' branded web-based e-mail service using Sitemail, a web-based e-mail solution which enables the integration of computer software for use in the field of Internet based e-mail, advertising and commerce, and intranet based content distribution.

    BASIS OF PRESENTATION

    The Company began operations on July 23, 1996 and has incurred operating losses through December 31, 1997. On June 11, 1998, the Company sold all of its stock to Xoom.com, Inc.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 is unaudited but has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for any future periods.

    CASH

    The Company maintains its cash in depository accounts with one financial institution.

    CONCENTRATIONS OF CREDIT RISK

    The Company conducts business primarily with companies in various industries throughout the United States. The Company generally does not require collateral.

    INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

    FOR THE PERIOD FROM JULY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1997
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) liabilities are measured using enacted rates and laws that will be in effect when the differences are expected to reverse.

    REVENUE RECOGNITION

    The Company generally recognizes revenue from consulting services as such services are performed and when collection is determined to be probable.

    ADVERTISING EXPENSE

    All advertising costs are expensed when incurred. Advertising costs, which are included in sales and marketing expense, for the period from July 23, 1996 (inception) through December 31, 1996 and the year ended December 31, 1997 were $205 and $397, respectively.

    RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998 the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("FAS 130") which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of this standard had no impact on the Company's financial position, shareholders' equity (deficit), results of operations or cash flows.

2. NOTE RECEIVABLE FROM AND PAYABLE TO SHAREHOLDER

    At December 31, 1996 the note receivable from shareholder represents cash advances to the shareholder by the Company. The note receivable is repayable on demand and bears no interest.

    The note payable to shareholder as of December 31, 1997 represented amounts funded to the Company by the shareholder for working capital purpose and is repayable on demand. The note payable bears no interest.

3. INCOME TAXES

    Significant components of the provision for income taxes attributable to operations are as follows:

                                                                    PERIOD FROM
                                                                   JULY 23, 1996
                                                                    (INCEPTION)
                                                                      THROUGH        YEAR ENDED
                                                                   DECEMBER 31,     DECEMBER 31,
                                                                       1996             1997
                                                                   -------------  -----------------
Current:
  Federal........................................................    $   1,656        $      --
  State..........................................................          798               --
                                                                        ------              ---
                                                                     $   2,454        $      --
                                                                        ------              ---
                                                                        ------              ---

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

    FOR THE PERIOD FROM JULY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1997
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

3. INCOME TAXES (CONTINUED)
    A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows:

                                                                   PERIOD FROM
                                                                     JULY 23,
                                                                       1996
                                                                   (INCEPTION)
                                                                     THROUGH      YEAR ENDED
                                                                   DECEMBER 31,  DECEMBER 31,
                                                                       1996          1997
                                                                   ------------  ------------
U.S. federal taxes at statutory rate.............................   $   (6,085)   $  (11,188)
Impact of graduated U.S. statutory rate..........................       (1,919)          192
State taxes, net of federal benefit..............................         (397)       (1,862)
Pre incorporation operations.....................................        4,545            --
Valuation allowance..............................................        6,331        12,064
Other............................................................          (21)          794
                                                                   ------------  ------------
                                                                    $    2,454    $       --
                                                                   ------------  ------------
                                                                   ------------  ------------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are as follows:

                                                                              DECEMBER 31,
                                                                         ----------------------
                                                                           1996        1997
                                                                         ---------  -----------
Deferred tax assets:
  Cash to accrual adjustment...........................................  $   5,667  $    17,053
  Depreciation.........................................................        664        1,283
  Net operating loss and tax credit carryovers.........................         --           59
                                                                         ---------  -----------
Total deferred tax assets..............................................      6,331       18,395
Valuation allowance....................................................     (6,331)     (18,395)
                                                                         ---------  -----------
Total net deferred tax assets..........................................  $      --  $        --
                                                                         ---------  -----------
                                                                         ---------  -----------

    The valuation allowance increased by $6,331 and $12,064 in 1996 and 1997 respectively.

    As of December 31, 1997, the Company has state net operating loss carryforwards of approximately $1,000 that will expire in 2004. Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards will be subject to an annual limitation due to its acquisition by Xoom.com. This limitation could cause these losses to expire prior to utilization by the Company.

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

    FOR THE PERIOD FROM JULY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1997
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY

    PREFERRED STOCK

    The Company is authorized to issue 10,000,000 shares of preferred stock, no par value, none of which is issued or outstanding. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions with respect to any series of preferred stock and to specify the number of shares of any series of preferred stock without any further vote or action by the shareholder.

    COMMON STOCK

    The Company is authorized to issue 10,000,000 shares of common stock, no par value.

    In July 1996, the Company issued 630,000 shares of its common stock in exchange for cash of $5,000. During September 1997, the Company repurchased 130,000 shares of its common stock from a shareholder in exchange for royalties to be paid on the future sales of certain products. No payments under this royalty agreement have been made through December 31, 1997 and March 31, 1998 as no sales of the products bearing royalties were made in those periods.

5. LEASE COMMITMENTS

    The Company leases its operating facilities under a noncancelable operating lease agreement that expires in 1998.

    Total rent expense for the period from July 23, 1996 (inception) through December 31, 1996 and the year ended December 31, 1997 totaled $4,605 and $4,642, respectively.

6. RELATED PARTY TRANSACTIONS

    During the period from July 23, 1996 (inception) through December 31, 1996 the Company paid certain expenses, totaling $3,918, on behalf of another company which shares common ownership with the Company. All owed amounts were reimbursed to the Company as of December 31, 1996.

7. SUBSEQUENT EVENTS

    In April 1998, the Company issued 500,000 shares of its common stock to a shareholder in exchange for cancellation of a note payable due to him of $3,929 and the assignment of a software license to the Company.

    In May 1998, the operating lease agreement for the lease of the Company's facilities was assigned by the Company to the stockholder. As a result, all rental payments are made to the stockholder. The minimum monthly rental payments did not change from the original lease agreement with the lessor.

    Effective June 11, 1998, the Company entered into a merger agreement with Xoom.com, Inc. under which the outstanding shares of common stock of the Company were exchanged for common shares of Xoom.com, Inc. and the right to receive certain cash distributions from Xoom.com, Inc. The

                       GLOBAL BRIDGES TECHNOLOGIES, INC.

    FOR THE PERIOD FROM JULY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996
                      AND THE YEAR ENDED DECEMBER 31, 1997
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

7. SUBSEQUENT EVENTS (CONTINUED)
financial statements do not include any adjustments to the recorded amounts of assets and liabilities which may result from this transaction.

8. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This situation could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pagecount, Inc.

    We have audited the accompanying balance sheet of Pagecount, Inc. as of December 31, 1997, and the related statements of income, stockholders' equity and cash flows for the period from January 23, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pagecount, Inc. at December 31, 1997, and the results of its operations and its cash flows for the period from January 23, 1997 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California
July 7, 1998,
except for Note 6, as to which the date is, July 24, 1998

                                PAGECOUNT, INC.

                                 BALANCE SHEET

                                                                                        DECEMBER 31,   JUNE 30,
                                                                                            1997         1998
                                                                                        ------------  -----------
                                                                                                      (UNAUDITED)
                                        ASSETS
Current assets:
  Cash................................................................................   $   14,627    $  50,145
  Accounts receivable.................................................................       16,827       15,573
  Unbilled receivables................................................................        4,931        2,133
  Other current assets................................................................          725          725
                                                                                        ------------  -----------
Total current assets..................................................................       37,110       68,576

Fixed assets, net.....................................................................       16,661       20,597
                                                                                        ------------  -----------
Total assets..........................................................................   $   53,771    $  89,173
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................   $    7,237    $  29,475
  Accrued compensation and related expenses...........................................        9,037       11,709
  Other accrued liabilities...........................................................       10,051           --
  Deferred revenue....................................................................           --       12,500
  Income taxes payable................................................................        2,443        3,991
  Deferred income taxes...............................................................        3,042        3,042
                                                                                        ------------  -----------
Total current liabilities.............................................................       31,810       60,717
                                                                                        ------------  -----------

Commitment

Stockholders' equity:
  Common stock, $1.00 par value:
    Authorized shares--5,000
    Issued and outstanding shares--115................................................          650          650
  Retained earnings...................................................................       21,311       27,806
                                                                                        ------------  -----------
Total stockholders' equity............................................................       21,961       28,456
                                                                                        ------------  -----------
Total liabilities and stockholders' equity............................................   $   53,771    $  89,173
                                                                                        ------------  -----------
                                                                                        ------------  -----------

                            See accompanying notes.

                                PAGECOUNT, INC.

                              STATEMENTS OF INCOME

                                                                                        PERIOD FROM
                                                                                        JANUARY 23,
                                                                          PERIOD FROM      1997      SIX MONTHS
                                                                          JANUARY 23,   (INCEPTION)     ENDED
                                                                              1997        THROUGH     JUNE 30,
                                                                          (INCEPTION)    JUNE 30,       1998
                                                                            THROUGH        1997      -----------
                                                                          DECEMBER 31,  -----------
                                                                              1997                   (UNAUDITED)
                                                                          ------------  (UNAUDITED)
Net revenue.............................................................   $  252,332    $ 111,200    $ 208,689

Cost of net revenue.....................................................       45,634       36,075       14,314
                                                                          ------------  -----------  -----------
Gross profit............................................................      206,698       75,125      194,375

Costs and expenses:
  Sales and marketing...................................................        1,519           --        2,371
  General and administrative............................................      178,513       58,907      184,023
                                                                          ------------  -----------  -----------
Total costs and expenses................................................      180,032       58,907      186,394
                                                                          ------------  -----------  -----------
Income from operations..................................................       26,666       16,218        7,981
Other income............................................................          130           --           62
                                                                          ------------  -----------  -----------
Income (loss) before provision for income taxes.........................       26,796       16,218        8,043
Provision for income taxes..............................................        5,485        3,122        1,548
                                                                          ------------  -----------  -----------
Net income..............................................................   $   21,311    $  13,096    $   6,495
                                                                          ------------  -----------  -----------
                                                                          ------------  -----------  -----------

                            See accompanying notes.

                                PAGECOUNT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                COMMON STOCK
                                                                          ------------------------  RETAINED
                                                                            SHARES       AMOUNT     EARNINGS     TOTAL
                                                                          -----------  -----------  ---------  ---------
  Issuance of common stock to founders in January 1997..................         115    $     650   $      --  $     650
  Net income............................................................          --           --      21,311     21,311
                                                                                 ---        -----   ---------  ---------
Balances at December 31, 1997...........................................         115          650      21,311     21,961
  Net income (unaudited)................................................          --           --       6,495      6,495
                                                                                 ---        -----   ---------  ---------
Balances at June 30, 1998 (unaudited)...................................         115    $     650   $  27,806  $  28,456
                                                                                 ---        -----   ---------  ---------
                                                                                 ---        -----   ---------  ---------

                            See accompanying notes.

                                PAGECOUNT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                        PERIOD FROM
                                                                                        JANUARY 23,
                                                                          PERIOD FROM      1997      SIX MONTHS
                                                                          JANUARY 23,   (INCEPTION)     ENDED
                                                                              1997        THROUGH     JUNE 30,
                                                                          (INCEPTION)    JUNE 30,       1998
                                                                            THROUGH        1997      -----------
                                                                          DECEMBER 31,  -----------
                                                                              1997                   (UNAUDITED)
                                                                          ------------  (UNAUDITED)
CASH PROVIDED BY OPERATING ACTIVITIES
Net income..............................................................   $   21,311    $  13,096    $   6,495
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation..........................................................        2,689          878        3,876
  Changes in operating assets and liabilities:
    Accounts receivable.................................................      (16,827)     (23,909)       1,254
    Unbilled receivables................................................       (4,931)      (2,112)       2,798
    Other current assets................................................         (725)        (725)          --
    Accounts payable....................................................        7,237        4,119       22,238
    Accrued compensation and related expenses...........................        9,037        8,951        2,672
    Other accrued liabilities...........................................       10,051       22,595      (10,051)
    Deferred revenue....................................................           --           --       12,500
    Income taxes payable................................................        2,443        3,122        1,548
    Deferred income taxes...............................................        3,042           --           --
                                                                          ------------  -----------  -----------
Net cash provided by operating activities...............................       33,327       26,015       43,330

CASH USED IN INVESTING ACTIVITIES
Purchases of computer equipment.........................................      (19,350)      (6,535)      (7,812)

CASH PROVIDED BY FINANCING ACTIVITIES
Issuance of common stock for cash.......................................          650          650           --
                                                                          ------------  -----------  -----------
Net increase in cash....................................................       14,627       20,130       35,518
Cash at beginning of period.............................................           --           --       14,627
                                                                          ------------  -----------  -----------
Cash at end of period...................................................   $   14,627    $  20,130    $  50,145
                                                                          ------------  -----------  -----------
                                                                          ------------  -----------  -----------

                            See accompanying notes.

                                PAGECOUNT, INC.

                         NOTES TO FINANCIAL STATEMENTS

 (INFORMATION FOR THE PERIOD FROM JANUARY 23, 1997 (INCEPTION) THROUGH JUNE 30,
                                      1997
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Pagecount, Inc. (the "Company") was incorporated in the State of Maryland on January 23, 1997.

    The Company provides statistical counters which generate the number of times a user views a customer's web site.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of June 30, 1998 and for the period from January 23, 1997 (inception) through June 30, 1997 and the six months ended June 30, 1998 is unaudited but has been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the six months ended June 30, 1998 are not necessarily indicative of results that may be expected for any future periods.

    CASH

    The Company maintains its cash in depository accounts with one financial institution.

    UNBILLED RECEIVABLES

    Unbilled receivables represent amounts earned as revenue but not yet billed to customers.

    CONCENTRATIONS OF CREDIT RISK

    The Company conducts business primarily with companies in various industries throughout the United States. The Company generally does not require collateral.

    For the period from January 23, 1997 (inception) to December 31, 1997, three customers accounted for 35%, 15%, and 11% of total revenue, and three customers accounted for 27%, 20%, and 12% of accounts receivable at December 31, 1997.

    For the six months ended June 30, 1998, two customers accounted for 42% and 12% of total revenue, and three customers accounted for 51%, 14%, and 10% of accounts receivable at June 30, 1998.

                                PAGECOUNT, INC.

 (INFORMATION FOR THE PERIOD FROM JANUARY 23, 1997 (INCEPTION) THROUGH JUNE 30,
                                      1997
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FIXED ASSETS

    Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is estimated to be three years.

    INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted rates and laws that will be in effect when the differences are expected to reverse.

    REVENUE RECOGNITION

    Advertising revenue is derived from the sale of banner advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has been from one to seven months. Advertising revenue on banner contracts is recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

    ADVERTISING EXPENSE

    All advertising costs are expensed when incurred. Advertising costs, which are included in sales and marketing expense, for the period from January 23, 1997 (inception) through December 31, 1997 were $1,124.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"), and Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("FAS 131"). The Company is required to adopt these statements in fiscal year 1998. FAS 130 establishes new standards for reporting and displaying comprehensive income and its components. FAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Adoption of these statements is expected to have no impact on the Company's consolidated financial position, results of operations or cash flows.

                                PAGECOUNT, INC.

 (INFORMATION FOR THE PERIOD FROM JANUARY 23, 1997 (INCEPTION) THROUGH JUNE 30,
                                      1997
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

2. FIXED ASSETS

    Fixed assets consist of the following:

                                                                                   JUNE 30,
                                                                                     1998
                                                                    DECEMBER 31,  -----------
                                                                        1997      (UNAUDITED)
                                                                    ------------
Computer equipment................................................   $   19,350    $  27,162
Accumulated depreciation..........................................       (2,689)      (6,565)
                                                                    ------------  -----------
                                                                     $   16,661    $  20,597
                                                                    ------------  -----------
                                                                    ------------  -----------

3. COMMITMENTS

    The Company has entered into certain operating leases for office space. The future minimum lease payments under the Company's noncancelable operating leases at December 31, 1997 are as follows:

1998................................................................  $   4,100

    The Company's rental expense under operating leases for the period from January 23, 1997 (inception) through December 31, 1997 totaled $8,725.

4. COMMON STOCK

    Common stock consists of the following at December 31, 1997:

                                                                    SHARES        SHARES ISSUED
CLASS                                                             AUTHORIZED     AND OUTSTANDING
----------------------------------------------------------------  -----------  -------------------
A...............................................................         500              100
B...............................................................       4,500               15
                                                                       -----              ---
                                                                       5,000              115
                                                                       -----              ---
                                                                       -----              ---

                                PAGECOUNT, INC.

 (INFORMATION FOR THE PERIOD FROM JANUARY 23, 1997 (INCEPTION) THROUGH JUNE 30,
                                      1997
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

5. INCOME TAXES

    Significant components of the provision for income taxes attributable to operations are as follows:

                                                                                          PERIOD FROM
                                                                                          JANUARY 23,
                                                                           PERIOD FROM       1997       SIX MONTHS
                                                                           JANUARY 23,    (INCEPTION)      ENDED
                                                                              1997          THROUGH      JUNE 30,
                                                                           (INCEPTION)     JUNE 30,        1998
                                                                             THROUGH         1997       -----------
                                                                          DECEMBER 31,   -------------
                                                                              1997                      (UNAUDITED)
                                                                          -------------   (UNAUDITED)
Current:
  Federal...............................................................    $   1,808      $   2,311     $   1,146
  State.................................................................          635            811           402
                                                                               ------         ------    -----------
                                                                                2,443          3,122         1,548
                                                                               ------         ------    -----------
Deferred:
  Federal...............................................................        2,281             --            --
  State.................................................................          761             --            --
                                                                               ------         ------    -----------
                                                                                3,042             --            --
                                                                               ------         ------    -----------
Total provision.........................................................    $   5,485      $   3,122     $   1,548
                                                                               ------         ------    -----------
                                                                               ------         ------    -----------

    A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of income is as follows:

                                                                                        PERIOD FROM
                                                                                        JANUARY 23,
                                                                          PERIOD FROM      1997      SIX MONTHS
                                                                          JANUARY 23,   (INCEPTION)     ENDED
                                                                              1997        THROUGH     JUNE 30,
                                                                          (INCEPTION)    JUNE 30,       1998
                                                                            THROUGH        1997      -----------
                                                                          DECEMBER 31,  -----------
                                                                              1997                   (UNAUDITED)
                                                                          ------------  (UNAUDITED)
U.S. federal taxes at statutory rate....................................   $    9,111    $   5,514    $   2,735
Impact of graduated U.S. tax at 15% statutory rate......................       (5,092)      (3,081)      (1,589)
State income taxes, net of federal benefit..............................        1,139          689          402
Other...................................................................          327           --           --
                                                                          ------------  -----------  -----------
                                                                           $    5,485    $   3,122    $   1,548
                                                                          ------------  -----------  -----------
                                                                          ------------  -----------  -----------

    The principal source of the Company's deferred tax liabilities is the use of accelerated depreciation methods for tax purposes.

6. SUBSEQUENT EVENT

    Effective July 24, 1998, the Company entered into an asset sale agreement under which it sold substantially all of its net assets to Xoom.com, Inc. The financial statements do not include any adjustments to the recorded amounts of assets and liabilities which may result from this transaction.

                                PAGECOUNT, INC.

 (INFORMATION FOR THE PERIOD FROM JANUARY 23, 1997 (INCEPTION) THROUGH JUNE 30,
                                      1997
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

7. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    Based on a recent assessment, the Company has determined they will not be required to modify or replace any portion of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Paralogic Software Corporation

    We have audited the accompanying balance sheet of Paralogic Software Corporation as of December 31, 1998, and the related statements of operations, shareholders' equity and cash flows for the period from February 11, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paralogic Software Corporation at December 31, 1998, and the results of its operations and its cash flows for the period from February 11, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
June 22, 1999

                         PARALOGIC SOFTWARE CORPORATION
                                 BALANCE SHEETS

                                                                                              DECEMBER 31,      MARCH 31,
                                                                                                  1998            1999
                                                                                            ----------------   -----------
                                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash....................................................................................    $    125,192     $   198,533
  Accounts receivable.....................................................................          24,745         108,762
  Other current assets....................................................................           4,300           4,975
                                                                                                  --------     -----------
Total current assets......................................................................         154,237         312,270
Fixed assets, net.........................................................................          16,077          21,431
                                                                                                  --------     -----------
Total assets..............................................................................    $    170,314     $   333,701
                                                                                                  --------     -----------
                                                                                                  --------     -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities................................................    $      5,866     $    26,841
  Deferred revenue........................................................................          26,506         266,460
  Notes payable to shareholder............................................................             500             500
                                                                                                  --------     -----------
Total current liabilities.................................................................          32,872         293,801

Shareholders' equity:
  Convertible preferred stock, $0.66 par value: authorized shares--400,000; issued and outstanding: 252,121 at December 31, 1998 and March 31, 1999--less issuance costs of
    $1,886; aggregate liquidation preference of $166,400 at December 31, 1998 and March
    31, 1999..............................................................................         164,514         164,514
  Common stock, $0.01 par value: authorized shares--7,000,000, issued and
    outstanding--4,972,726 at December 31, 1998 and March 31, 1999........................         436,250       3,861,292
Note receivable from shareholders.........................................................          (2,527)         (2,527)
Deferred compensation.....................................................................        (251,669)     (3,229,812)
Accumulated deficit.......................................................................        (209,126)       (753,567)
                                                                                                  --------     -----------
Total shareholders' equity................................................................         137,442          39,900
                                                                                                  --------     -----------
Total liabilities and shareholders' equity................................................    $    170,314     $   333,701
                                                                                                  --------     -----------
                                                                                                  --------     -----------

                            See accompanying notes.

                         PARALOGIC SOFTWARE CORPORATION
                            STATEMENTS OF OPERATIONS

                                                                 PERIOD FROM          PERIOD FROM
                                                                FEBRUARY 11,         FEBRUARY 11,
                                                              1998 (INCEPTION)     1998 (INCEPTION)     THREE MONTHS
                                                                   THROUGH              THROUGH             ENDED
                                                                DECEMBER 31,           MARCH 31,          MARCH 31,
                                                                    1998                 1998               1999
                                                              -----------------   -------------------   -------------
                                                                                      (UNAUDITED)        (UNAUDITED)
Net revenue.................................................     $  239,481           $   27,166         $   72,877
Cost of net revenue.........................................         12,918                  224              7,387
                                                              -----------------          -------        -------------
Gross profit................................................        226,563               26,942             65,490
Operating expenses:
  Research and development..................................        144,791                7,143             93,606
  Sales and marketing.......................................         72,395                3,572             46,803
  General and administrative................................         35,089                1,786             23,402
  Amortization of deferred compensation.....................        182,054                   --            446,899
                                                              -----------------          -------        -------------
Total operating expenses....................................        434,329               12,501            610,710
                                                              -----------------          -------        -------------
Operating (loss) income.....................................       (207,766)              14,441           (545,220)
Other income (expense), net.................................         (1,360)                  --                779
                                                              -----------------          -------        -------------
Net (loss) income...........................................     $ (209,126)          $   14,441         $ (544,441)
                                                              -----------------          -------        -------------
                                                              -----------------          -------        -------------

                            See accompanying notes.

                         PARALOGIC SOFTWARE CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

  FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

                                                       CONVERTIBLE                                NOTE
                                                     PREFERRED STOCK       COMMON STOCK        RECEIVABLE
                                                    -----------------  ---------------------      FROM         DEFERRED
                                                    SHARES    AMOUNT    SHARES      AMOUNT    SHAREHOLDERS   COMPENSATION
                                                    -------  --------  ---------  ----------  ------------   ------------
  Issuance of common stock to founders............       --  $     --  4,000,000  $       --   $       --    $        --
  Issuance of common stock in exchange for note
    receivable....................................       --        --    972,726       2,527       (2,527)            --
  Issuance of Series A convertible preferred stock
    net of issuance costs of $1,886...............  252,121   164,514         --          --           --             --
  Deferred compensation related to grant of stock
    options.......................................       --        --         --     433,723           --       (433,723)
  Amortization of deferred compensation...........       --        --         --          --           --        182,054
  Net loss........................................       --        --         --          --           --             --
                                                    -------  --------  ---------  ----------  ------------   ------------
Balances at December 31, 1998.....................  252,121   164,514  4,972,726     436,250       (2,527)      (251,669)
  Deferred compensation related to grant of stock
    options (unaudited)...........................       --        --         --   3,425,042           --     (3,425,042)
  Amortization of deferred compensation
    (unaudited)...................................       --        --         --          --           --        446,899
  Net loss (unaudited)............................       --        --         --          --           --             --
                                                    -------  --------  ---------  ----------  ------------   ------------
Balances at March 31, 1999 (unaudited)............  252,121  $164,514  4,972,726  $3,861,292   $   (2,527)   $(3,229,812)
                                                    -------  --------  ---------  ----------  ------------   ------------
                                                    -------  --------  ---------  ----------  ------------   ------------


                                                                      TOTAL
                                                    ACCUMULATED   SHAREHOLDERS'
                                                      DEFICIT        EQUITY
                                                    -----------   -------------
  Issuance of common stock to founders............   $      --     $        --
  Issuance of common stock in exchange for note
    receivable....................................          --              --
  Issuance of Series A convertible preferred stock
    net of issuance costs of $1,886...............          --         164,514
  Deferred compensation related to grant of stock
    options.......................................          --              --
  Amortization of deferred compensation...........          --         182,054
  Net loss........................................    (209,126)       (209,126)
                                                    -----------   -------------
Balances at December 31, 1998.....................    (209,126)        137,442
  Deferred compensation related to grant of stock
    options (unaudited)...........................          --              --
  Amortization of deferred compensation
    (unaudited)...................................          --         446,899
  Net loss (unaudited)............................    (544,441)       (544,441)
                                                    -----------   -------------
Balances at March 31, 1999 (unaudited)............   $(753,567)    $    39,900
                                                    -----------   -------------
                                                    -----------   -------------

                            See accompanying notes.

                         PARALOGIC SOFTWARE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                               PERIOD FROM
                                                                               FEBRUARY 11,
                                                                             1998 (INCEPTION)   THREE MONTHS
                                                               YEAR ENDED        THROUGH           ENDED
                                                              DECEMBER 31,      MARCH 31,        MARCH 31,
                                                                  1998             1998             1999
                                                              ------------   ----------------   ------------
                                                                               (UNAUDITED)      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income...........................................   $(209,126)        $14,441         $ (544,441)
Adjustments to reconcile net (loss) income to net cash (used
  in) provided by operations:
      Depreciation and amortization.........................       3,540              --              1,301
      Amortization of deferred compensation.................     182,054              --            446,899
      Changes in operating assets and liabilities:
        Accounts receivable.................................     (24,745)         (2,098)           (84,017)
        Other current assets................................      (4,300)         (1,108)              (675)
        Accounts payable and accrued liabilities............       5,866           1,877             20,975
        Deferred revenue....................................      26,506              --            239,954
                                                              ------------       -------        ------------
Net cash (used in) provided by operating activities.........     (20,205)         13,112             79,996
CASH FLOWS FROM INVESTING ACTIVITIES
Net purchases of property and equipment.....................     (19,617)            (62)            (6,655)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable to shareholder......         500             500                 --
Proceeds from issuance of preferred stock...................     164,514              --                 --
                                                              ------------       -------        ------------
Net cash provided by financing activities...................     165,014             500                 --
                                                              ------------       -------        ------------
Net increase in cash........................................     125,192          13,550             73,341
Cash, beginning of period...................................          --              --            125,192
                                                              ------------       -------        ------------
Cash, end of period.........................................   $ 125,192         $13,550         $  198,533
                                                              ------------       -------        ------------
                                                              ------------       -------        ------------
SUPPLEMENTAL DISCLOSURE
Issuance of common stock in exchange for note
  receivable from shareholder...............................   $   2,527         $    --         $       --
                                                              ------------       -------        ------------
                                                              ------------       -------        ------------
Deferred compensation resulting from issuance of stock
  options...................................................   $ 433,723         $    --         $3,425,042
                                                              ------------       -------        ------------
                                                              ------------       -------        ------------

                            See accompanying notes.

                         PARALOGIC SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Paralogic Software Corporation (the "Company") was incorporated in California on February 11, 1998.

    The Company provides website chat room hosting, fee-for-service web site development, and sells internet software. The Company is the result of a spin out of certain technology rights and assets from a predecessor company, Paralogic Corporation ("PC"). In exchange for the technology rights and assets, the Company issued to certain shareholders of PC 4,000,000 shares of Paralogic Software Corporation common stock.

    BASIS OF PRESENTATION

    The Company has incurred losses since inception and has an accumulated deficit at December 31, 1998. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will require additional financing to fund operations in 1999. On June 10, 1999, the Company entered into an agreement under which it will be acquired by Xoom.com, Inc. The majority of the shareholders of the Company are also shareholders and officers of Xoom.com, Inc. Effective June 16, 1999, the Company was acquired by Xoom.com, Inc. The financial statements do not include any adjustments to the recorded amounts of assets and liabilities which may result from this transaction.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited but has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the three months ended March 31, 1999, are not necessarily indicative of results that may be expected for any future periods.

    CASH

    The Company maintains its cash in depository accounts with one financial institution.

                         PARALOGIC SOFTWARE CORPORATION

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CONCENTRATIONS OF CREDIT RISK

    The Company conducts business primarily with individuals and companies throughout the United States. The Company generally does not require collateral.

    FIXED ASSETS

    Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three, five, and seven years for computer software, computer hardware and furniture and fixtures, respectively.

    REVENUE RECOGNITION

    SERVICES

    The majority of the Company's service revenue is from fees charged for chat network hosting and web site development which are recognized when the services are performed.

    LICENSE FEES

    The Company licenses software under non-cancelable license agreements to end-users. License fee revenue is recognized when a non-cancelable license agreement has been signed, the product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Customer support revenues are deferred and recognized on a straight-line basis over the period covered by such agreements.

    INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted rates and laws that are expected to be in effect when the differences are expected to reverse. No provision for income taxes was recorded on the income for the period from February 11, 1998 (inception) through March 31, 1998, as the Company incurred a loss for the entire period from February 11, 1998 through December 31, 1998.

    STOCK BASED COMPENSATION

    The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

                         PARALOGIC SOFTWARE CORPORATION

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("FAS 130") which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of this standard had no impact on the Company's financial position, shareholders' equity, results of operations or cash flows.

    AICPA Accounting Standards Executive Committee Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") and Statement of Position 98-4 ("SOP 98-4"), "Deferral of the Effective Date of a Provision" of SOP 97-2, Software Revenue Recognition or SOP 98-4, which contain new rules for timing of recognition of software company revenues, particularly as to license fee revenues where there are multiple elements to be delivered under a contract or arrangement with a customer, became effective for transactions beginning in 1998. Management believes the Company's current policy and its practices conform to the rules in these new accounting pronouncements. Under the Company's current policy, license fees on standard software products not requiring substantial modification and customization are recognized as revenue upon shipment to customers.

    In December 1998, the American Institute of Certified Public Accountants or AICPA issued Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect Certain Transactions, or SOP 98-9. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not yet determined the effect of the final adoption of SOP 98-9 on its future revenues and results of operations.

2. FIXED ASSETS

    Fixed assets consist of the following:

                                                                                          DECEMBER 31,   MARCH 31,
                                                                                              1998         1999
                                                                                          ------------  -----------
Computer software.......................................................................   $    1,028    $   1,266
Computer hardware.......................................................................       14,741       21,157
Furniture and fixtures..................................................................        3,848        3,849
                                                                                          ------------  -----------
                                                                                               19,617       26,272
Accumulated depreciation................................................................       (3,540)      (4,841)
                                                                                          ------------  -----------
                                                                                           $   16,077    $  21,431
                                                                                          ------------  -----------
                                                                                          ------------  -----------

3. NOTE PAYABLE TO SHAREHOLDER

    The note payable to shareholder as of December 31, 1998 represented amounts funded to the Company by the shareholder for working capital purpose and is repayable on demand. The note payable bears no interest.

                         PARALOGIC SOFTWARE CORPORATION

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

4. INCOME TAXES

    There has been no provisions for federal or state income taxes for any period as the Company has incurred operating losses in all periods.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1998 are as follows:

Deferred tax assets:
  Net operating loss carryforward..................................................  $   8,914
  Other............................................................................      3,051
                                                                                     ---------
  Net deferred tax assets..........................................................     11,965
  Valuation allowance..............................................................    (11,965)
                                                                                     ---------
Total..............................................................................  $      --
                                                                                     ---------
                                                                                     ---------

    Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance as it is more likely than not that the deferred tax assets will not be realized. The net valuation allowance increased by $11,965 during the period from February 11, 1998 (inception) through December 31, 1998.

    As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $22,000 which expire in the year 2018.

    Due to the "change in ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss credit carryforwards will be subject to an annual limitation against taxable income in future periods if a change in ownership of more than 50% of the value of the Company's stock should occur over a three-year period which could substantially limit the eventual utilization of these carryforwards.

5. SHAREHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK

    The Company is authorized to issue 400,000 shares of preferred stock all of which is designated "Series A Preferred." The Company will from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance is not sufficient to permit conversion of the Preferred Stock.

    In November 1998, the Company issued 252,121 shares of Series A Preferred Stock, which was outstanding as of December 31, 1998 and March 31, 1999. The holders of the outstanding Preferred Stock are entitled to receive, when and as declared by the Board of Directors, dividends at the rate of $0.05 per share per annum, payable in preference and priority to any payment of any dividend on Common Stock of the Company.

                         PARALOGIC SOFTWARE CORPORATION

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
    In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock by reason of their ownership of such stock, the amount of $0.66 per share for each share of Preferred Stock then held by them.

    Each share of the Preferred Stock is convertible, at the option of the holder into such number of fully paid and non assessable shares of Common Stock as is determined by dividing $0.66 by the Conversion Price in effect at the time of conversion.

    COMMON STOCK

    The Company is authorized to issue 7,000,000 shares of common stock at par value. As of December 31, 1998 and March 31, 1999, the Company has 4,972,726 shares of common stock issued and outstanding.

    STOCK OPTIONS

    In November 1998, the Board of Directors of the Company approved the Company's 1998 stock incentive plan (the "1998 Plan") and initially reserved 1,500,000 shares for issuance thereunder. Stock options generally vest over different periods from immediately to 25% at the end of the first year and monthly thereafter up to a maximum of four years.

    A summary of activity under the 1998 Plan is as follows:

                                                                            SHARES
                                                                          AVAILABLE                    WEIGHTED-
                                                                             FOR         OPTIONS        AVERAGE
                                                                            GRANT      OUTSTANDING  EXERCISE PRICE
                                                                         ------------  -----------  ---------------
Shares authorized......................................................    1,500,000           --      $      --
  Options granted......................................................     (119,250)     119,250           0.07
  Options exercised....................................................           --           --             --
                                                                         ------------  -----------         -----
Balance at December 31, 1998...........................................    1,380,750      119,250           0.07
  Options granted (unaudited)..........................................     (235,000)     235,000           0.07
  Options exercised (unaudited)........................................           --           --             --
  Options canceled (unaudited).........................................           --           --             --
                                                                         ------------  -----------         -----
Balance at March 31, 1999..............................................    1,145,750      354,250      $    0.07
                                                                         ------------  -----------         -----
                                                                         ------------  -----------         -----

    The options outstanding at March 31, 1999 have been segregated for additional disclosure as follows:

                                                       WEIGHTED-         OPTIONS
                                       OPTIONS          AVERAGE         CURRENTLY
                                     OUTSTANDING       REMAINING       EXERCISABLE      WEIGHTED-
EXERCISE                             AT MARCH 31,     CONTRACTUAL     AT MARCH 31,       AVERAGE
PRICE                                    1999       LIFE (IN YEARS)       1999       EXERCISE PRICE
-----------------------------------  ------------  -----------------  -------------  ---------------
$0.07..............................      354,250             9.7           75,000       $    0.07

                         PARALOGIC SOFTWARE CORPORATION

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
    DEFERRED COMPENSATION

    The Company has recorded deferred compensation charges of $433,723 and $3,425,042 during the period from February 11, 1998 (inception) through December 31, 1998 and for the three months ended March 31, 1999, respectively, for the difference between the exercise price and the deemed fair value of certain stock options granted by the Company. These amounts are being amortized by charges to operations, using the graded method, over the vesting periods of the individual stock options, which are generally four years.

    PRO FORMA DISCLOSURE OF THE EFFECT OF STOCK-BASED COMPENSATION

    The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options.

    Pro forma information regarding net income (loss) and net income (loss) per share is required by FAS 123. This information is required to be determined as if the Company has accounted for its employee stock options under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                                 PERIOD FROM
                                                                                 FEBRUARY 11
                                                                                    1998
                                                                                 (INCEPTION)
                                                                                   THROUGH
                                                                                DECEMBER 31,
                                                                                    1998
                                                                               ---------------
Risk-free interest rate......................................................          5.5%
Expected life of the option..................................................       5 years
Expected Volatility..........................................................            0%
Expected dividend yield......................................................            0%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The effect of applying the Black-Scholes option valuation model did not result in pro forma net loss amounts that are materially different from historical amounts reported. Therefore, such pro forma amounts are not reported herein. Future pro forma amounts may be materially different from actual amounts reported.

                         PARALOGIC SOFTWARE CORPORATION

(INFORMATION FOR THE PERIOD FROM FEBRUARY 11, 1998 (INCEPTION) THROUGH MARCH 31,
                                      1998
            AND THE THREE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
    The weighted average fair value of options granted to employees during the period from February 11, 1998 (inception) through December 31, 1998 was $0.04 per share.

6. LEASE COMMITMENTS

    The Company leases its operating facilities under a noncancelable operating lease agreement that expires in October 1999. The lease commitment for 1999 is $19,350.

    Total rent expense for the period from February 11, 1998 (inception) through December 31, 1998 was $12,250.

7. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This situation could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    The Company believes that it will not be required to modify or replace any portion of its software so that its computer system will function properly with respect to dates in the year 2000 and thereafter.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
MightyMail Networks, Inc.

    We have audited the accompanying balance sheets of MightyMail Networks, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MightyMail Networks, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
June 4, 1999

                           MIGHTYMAIL NETWORKS, INC.

                                 BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                              ----------------------   MARCH 31,
                                                                                 1997        1998        1999
                                                                              ----------  ----------  -----------
                                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................................  $    9,553  $   21,495  $    38,719
  Accounts receivable.......................................................     203,500          --           --
  Stock subscription receivable.............................................          --     200,000      150,000
  Prepaid expenses and other current assets.................................       6,500       3,015        2,500
                                                                              ----------  ----------  -----------
Total current assets........................................................     219,553     224,510      191,219

Fixed assets, net...........................................................      65,999      29,562       76,348
                                                                              ----------  ----------  -----------
Total assets................................................................  $  285,552  $  254,072  $   267,567
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................................  $  152,123  $  147,800  $   206,663
  Accrued compensation and related expenses.................................      24,145      31,790       39,081
  Other accrued liabilities.................................................      15,065         876          200
  Stock subscription payable................................................          --      60,000       60,000
                                                                              ----------  ----------  -----------
Total current liabilities...................................................     191,333     240,466      305,944

Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value
    Authorized shares--10,000,000
    Issued and outstanding shares--none and 400,000 at December 31, 1997 and
      1998, respectively, and 1,020,000 at March 31, 1999; aggregate liquidation preference of $200,000 and $510,000 at December 31, 1998
      and March 31, 1999 respectively.......................................          --     168,421      451,148
  Common stock, $0.001 par value
  Authorized shares--20,000,000
    Issued and outstanding shares--2,480,000 and 2,555,000 at December 31,
      1997 and 1998, respectively, and 2,767,000 at March 31, 1999..........      10,000      41,579    2,392,822
Note receivable from stockholder............................................          --          --       (6,850)
Deferred compensation.......................................................          --          --   (1,468,067)
Retained earnings (accumulated deficit).....................................      84,219    (196,394)  (1,407,430)
                                                                              ----------  ----------  -----------
  Total stockholders' equity (deficit)......................................      94,219      13,606      (38,377)
                                                                              ----------  ----------  -----------
  Total liabilities & stockholders equity (deficit).........................  $  285,552  $  254,072  $   267,567
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

                            See accompanying notes.

                           MIGHTYMAIL NETWORKS, INC.

                            STATEMENTS OF OPERATIONS

                                                       YEAR ENDED         THREE MONTHS ENDED
                                                      DECEMBER 31,             MARCH 31,
                                                  --------------------  -----------------------
                                                    1997       1998        1998         1999
                                                  ---------  ---------  -----------  ----------
                                                                        (UNAUDITED)  (UNAUDITED)
Net revenue:
  Consulting revenue............................  $ 931,671  $ 351,042   $ 230,490   $       --
  License fees and other........................    225,000      4,408          --           --
                                                  ---------  ---------  -----------  ----------
Total net revenue...............................  1,156,671    355,450     230,490           --

Cost of revenue.................................    651,533    215,935     167,805           --
                                                  ---------  ---------  -----------  ----------
Gross profit....................................    505,138    139,515      62,685           --

Operating expenses:
  Operating and development.....................    257,613     61,937      50,406      462,228
  Sales and marketing...........................     43,387     57,246      14,093       18,467
  General and administrative....................    298,439    296,311     103,554      205,401
  Amortization of deferred compensation.........         --         --          --      523,603
                                                  ---------  ---------  -----------  ----------
Total operating expenses........................    599,439    415,494     168,053   (1,209,699)
                                                  ---------  ---------  -----------  ----------
Loss from operations............................    (94,301)  (275,979)   (105,368)  (1,209,699)

Other income (expense):
  Interest income...............................      1,969        878         360        1,122
  Interest expense..............................     (3,071)    (5,512)     (1,390)      (2,459)
                                                  ---------  ---------  -----------  ----------
Net loss........................................  $ (95,403) $(280,613)  $(106,398)  $(1,211,036)
                                                  ---------  ---------  -----------  ----------
                                                  ---------  ---------  -----------  ----------

                            See accompanying notes.

                           MIGHTYMAIL NETWORKS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                SERIES A                                      NOTE
                                                            PREFERRED STOCK            COMMON STOCK        RECEIVABLE
                                                         ----------------------  ------------------------     FROM
                                                           SHARES      AMOUNT      SHARES       AMOUNT     STOCKHOLDER
                                                         ----------  ----------  ----------  ------------  -----------
Balances at December 31, 1996..........................          --  $       --   2,480,000  $     10,000   $      --
  Net income for the year..............................          --          --          --            --          --
                                                         ----------  ----------  ----------  ------------  -----------
Balances at December 31, 1997..........................          --          --   2,480,000        10,000          --
  Issuance of Series A preferred stock in exchange for
    stock subscription receivable......................     400,000     168,421          --            --          --
  Issuance of common stock in exchange for stock
    subscription receivable............................          --          --      75,000        31,579          --
  Net loss for the year................................          --          --          --            --          --
                                                         ----------  ----------  ----------  ------------  -----------
Balances at December 31, 1998..........................     400,000     168,421   2,555,000        41,579          --
  Issuance of Series A preferred stock for cash
    (unaudited)........................................     320,000     132,727          --            --          --
  Issuance of common stock for cash (unaudited)........          --          --      75,000        27,273          --
  Issuance of Series A preferred stock in exchange for
    stock subscription receivable (unaudited)..........     300,000     150,000          --            --          --
  Issuance of stock options to consultants
    (unaudited)........................................          --          --          --       325,450          --
  Deferred compensation expense related to the issuance
    of stock options to employees (unaudited)..........          --          --          --     1,991,670          --
  Amortization of deferred compensation (unaudited)....          --          --          --            --          --
  Exercise of stock options in exchange for a note
    receivable (unaudited).............................          --          --     137,000         6,850      (6,850)
  Net loss (unaudited).................................          --          --          --            --          --
                                                         ----------  ----------  ----------  ------------  -----------
Balances at March 31, 1999 (unaudited).................   1,020,000  $  451,148   2,767,000  $  2,392,822   $  (6,850)
                                                         ----------  ----------  ----------  ------------  -----------
                                                         ----------  ----------  ----------  ------------  -----------

                                                                          RETAINED        TOTAL
                                                                          EARNINGS     STOCKHOLDERS'
                                                           DEFERRED     (ACCUMULATED      EQUITY
                                                         COMPENSATION     DEFICIT)      (DEFICIT)
                                                         -------------  -------------  ------------
Balances at December 31, 1996..........................   $        --   $     179,622   $  189,622
  Net income for the year..............................            --         (95,403)     (95,403)
                                                         -------------  -------------  ------------
Balances at December 31, 1997..........................            --          84,219       94,219
  Issuance of Series A preferred stock in exchange for
    stock subscription receivable......................            --              --      168,421
  Issuance of common stock in exchange for stock
    subscription receivable............................            --              --       31,579
  Net loss for the year................................            --        (280,613)    (280,613)
                                                         -------------  -------------  ------------
Balances at December 31, 1998..........................            --        (196,394)      13,606
  Issuance of Series A preferred stock for cash
    (unaudited)........................................            --              --      132,727
  Issuance of common stock for cash (unaudited)........            --              --       27,273
  Issuance of Series A preferred stock in exchange for
    stock subscription receivable (unaudited)..........            --              --      150,000
  Issuance of stock options to consultants
    (unaudited)........................................            --              --      325,450
  Deferred compensation expense related to the issuance
    of stock options to employees (unaudited)..........    (1,991,670)             --           --
  Amortization of deferred compensation (unaudited)....       523,603              --      523,603
  Exercise of stock options in exchange for a note
    receivable (unaudited).............................            --              --           --
  Net loss (unaudited).................................            --      (1,211,036)  (1,211,036)
                                                         -------------  -------------  ------------
Balances at March 31, 1999 (unaudited).................   $(1,468,067)  $  (1,407,430)  $  (38,377)
                                                         -------------  -------------  ------------
                                                         -------------  -------------  ------------

                            See accompanying notes.

                           MIGHTYMAIL NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED        THREE MONTHS ENDED
                                                      DECEMBER 31,            MARCH 31,
                                                  --------------------  ---------------------
                                                    1997       1998
                                                  ---------  ---------
                                                                          1998        1999
                                                                        ---------  ----------
                                                                        (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES
Net loss........................................  $ (95,403) $(280,613) $(106,398) $(1,211,036)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation..................................     39,521     41,193     12,471       6,381
  Amortization of deferred compensation.........         --         --         --     523,603
  Issuance of stock options to consultants......         --         --         --     325,450
  Loss (gain) on disposal of fixed assets.......        414       (850)        --          --
  Changes in operating assets and liabilities:
    Accounts receivable.........................   (148,500)   203,500    203,500          --
    Prepaid expenses and other current assets...      6,876      3,485     (8,019)        515
    Accounts payable............................    125,704     (4,323)    19,100      58,863
    Accrued compensation and related expenses...     13,127      7,645      3,149       7,291
    Other accrued liabilities...................      1,003    (14,189)   (14,387)       (676)
                                                  ---------  ---------  ---------  ----------
Net cash provided by (used in) operating
  activities....................................    (57,258)   (44,152)   109,416    (289,609)

INVESTING ACTIVITIES
Purchases of fixed assets.......................    (13,904)    (4,756)        --     (53,167)
Proceeds from sale of fixed assets..............      1,750        850         --          --
                                                  ---------  ---------  ---------  ----------
Net cash used in investing activities...........    (12,154)    (3,906)        --     (53,167)

FINANCING ACTIVITIES
Proceeds from issuance of preferred stock.......         --         --         --     132,727
Proceeds from issuance of common stock..........         --         --         --      27,273
Proceeds from repayment of stock subscription
  receivable....................................         --         --         --     200,000
Proceeds from issuance of stock subscription
  payable.......................................         --     60,000         --          --
                                                  ---------  ---------  ---------  ----------
Net cash provided by financing activities.......         --     60,000         --     360,000
                                                  ---------  ---------  ---------  ----------
Net increase (decrease) in cash.................    (69,412)    11,942    109,416      17,224
Cash at beginning of period.....................     78,965      9,553      9,553      21,495
                                                  ---------  ---------  ---------  ----------
Cash at end of period...........................  $   9,553  $  21,495  $ 118,969  $   38,719
                                                  ---------  ---------  ---------  ----------
                                                  ---------  ---------  ---------  ----------
SUPPLEMENTAL DISCLOSURES:
Non-cash transactions:
  Issuance of preferred stock in exchange for
    stock subscription receivable...............  $      --  $ 168,421  $      --  $  150,000
                                                  ---------  ---------  ---------  ----------
                                                  ---------  ---------  ---------  ----------
  Issuance of common stock in exchange for stock
    subscription receivable.....................  $      --  $  31,579  $      --  $       --
                                                  ---------  ---------  ---------  ----------
                                                  ---------  ---------  ---------  ----------
  Deferred compensation resulting from grant of
    stock options...............................  $      --  $      --  $      --  $1,991,670
                                                  ---------  ---------  ---------  ----------
                                                  ---------  ---------  ---------  ----------
  Exercise of stock option in exchange for notes
    receivable from stockholder.................  $      --  $      --  $      --  $    6,850
                                                  ---------  ---------  ---------  ----------
                                                  ---------  ---------  ---------  ----------

                            See accompanying notes.

                           MIGHTYMAIL NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    On October 16, 1998, MightyMail Networks LLC and Oompala, Inc. merged to form MightyMail Networks, Inc. (the "Company"). MightyMail Networks LLC was formed on June 15, 1998, in Delaware. Oompala, Inc. was incorporated on January 10, 1995, in California.

    Oompala, Inc. was previously a fee-for-service company whereby products were developed on a contractual basis. After the merger, the Company began focusing on an enhanced e-mail product which enables customization of e-mail according to user preferences.

BASIS OF PRESENTATION

    The Company experienced recurring losses and has an accumulated deficit at December 31, 1998. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will require additional financing to fund operations in 1999. Effective May 3, 1999, the Company agreed to be acquired by Xoom.com, Inc. The financial statements do not include any adjustments to the recorded amounts of assets and liabilities which may result from this transaction.

INTERIM FINANCIAL INFORMATION

    The interim financial information for the three months ended March 31, 1998 and 1999, is unaudited but has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the three months ended March 31, 1999, are not necessarily indicative of results that may be expected for any future periods.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

CASH

    The Company maintains its cash in depository accounts with one financial institution.

CONCENTRATIONS OF CREDIT RISK AND CREDIT EVALUATIONS

    Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company conducts business with companies in various industries throughout the world and with individuals over the Internet. The Company performs ongoing credit evaluations of its corporate customers and generally does not require collateral. Sales to individuals are principally paid for in cash. To date, the Company has not experienced any credit losses.

                           MIGHTYMAIL NETWORKS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FIXED ASSETS

    Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three years. Useful lives are evaluated regularly by management in order to determine recoverability in light of current technological conditions. The Company identifies and records impairment losses on fixed assets when events and or circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

REVENUE RECOGNITION

    The Company's primary source of revenue during 1997 and 1998 was fee-for-service on a contractual basis. These revenues were recognized as the Company provided the services. There has been no revenue since July 1998 when the Company changed its focus to develop its enhanced e-mail product.

LICENSE FEES

    During 1997, the Company licensed software under non-cancelable license agreements to end-users and non-cancelable sub-license agreements to resellers. License fee revenues were recognized when a non-cancelable license agreement was signed, the product was delivered, there were no uncertainties surrounding product acceptance, the fees were fixed and determinable and collection was probable.

EXPORT SALES

    Export sales were to customers in Japan and totaled $303,900 and $4,408 which represent 26% and 1% of net revenue for the years ended December 31, 1997 and 1998.

RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company had no material components of comprehensive income. The adoption of this standard has

                           MIGHTYMAIL NETWORKS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) had no impact on the Company's financial position, stockholders' equity, results of operations or cash flows. Accordingly, the Company's comprehensive loss for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, is equal to its reported loss.

2. FIXED ASSETS

    Fixed assets consist of the following:

                                                              DECEMBER 31,
                                                         -----------------------   MARCH 31,
                                                            1997        1998         1999
                                                         ----------  -----------  -----------
Computers and equipment................................  $  143,500  $   145,558  $   198,725
Furniture and fixtures.................................       1,837        1,837        1,837
                                                         ----------  -----------  -----------
                                                            145,337      147,395      200,562
Less accumulated depreciation..........................     (79,338)    (117,833)    (124,214)
                                                         ----------  -----------  -----------
                                                         $   65,999  $    29,562  $    76,348
                                                         ----------  -----------  -----------
                                                         ----------  -----------  -----------

3. INCOME TAXES

    The Company's shareholders have previously elected to be treated as an S Corporation for federal and state income tax purposes. As an S Corporation, the current federal and state taxable income is allocated to the stockholders who are responsible for the payment of taxes thereon. Accordingly, the accompanying financial statements do not include a provision for federal or state income taxes.

4. STOCKHOLDERS' EQUITY

    The Company's Board of Directors authorized 10,000,000 shares of preferred stock and 20,000,000 shares of common stock both with a par value of $0.001 per share.

STOCK SPLIT

    In October 1998, the Company completed a 2.48-to-1 stock split of the outstanding shares of common stock. All share information and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the effect of this stock split.

CONVERTIBLE PREFERRED STOCK

    The Company is authorized to issue 1,620,000 shares of Series A preferred stock, of which 1,020,000 shares were issued and outstanding at March 31, 1999 at prices ranging from $0.36 to $0.50 per share. The holders of the outstanding Preferred Stock are entitled to receive, when and as declared by the Board of Directors, dividends at the rate of $0.04 per share per annum, payable in preference and priority to any payment of any dividend on Common Stock of the Company.

    In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock by

                           MIGHTYMAIL NETWORKS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
reason of their ownership of such stock, the amount of $0.50 per share for each share of Preferred Stock then held by them.

    Each share of Preferred Stock is convertible, at the option of the holder into such number of fully paid and non assessable shares of Common Stock as is determined by dividing $0.50 by the conversion price in effect at the time of conversion.

    An additional 200,000 shares of Series A preferred shares were issued for cash on April 5, 1999.

WARRANTS

    In connection with the issuance of Series A preferred stock in the year ended December 31, 1998 and the three months ended March 31, 1999, the Company issued warrants to purchase a total of 350,000 shares of Series A preferred stock at a price of $0.50 per share. These warrants are immediately exercisable and expire on December 31, 1999.

COMMON SHARES

    The Company issued 150,000 shares of common stock in conjunction with subscriptions of Series A preferred stock in the period December 1998 through January 1999 at prices ranging from $0.36 to $0.42 per share.

STOCK OPTION PLAN

    The Company has reserved 1,017,125 shares of common stock under the Company's 1999 Stock Option Plan (the "Plan"). The Plan provides for incentive stock options, as defined by the Internal Revenue Code, to be granted to employees and certain non-employee consultants, at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for nonqualified stock options to be issued to non-employee officers, directors and consultants at an exercise price of not less than 85% of the fair value at the grant date unless optionee is a 10% shareholder in which case option price will not be less than 110% of such fair value. Option vesting schedules are determined by the Board of Directors at the time of issuance. Stock options generally vest over different periods ranging from immediately to 50% at the end of the first year and monthly thereafter up to a maximum of three years. Upon a change of control, as defined in the Plan, 50% of unvested options become immediately vested.

    A summary of the option activity is as follows:

                                                                               WEIGHTED-AVERAGE
                                                                   NUMBER OF       EXERCISE
                                                                    SHARES           PRICE
                                                                  -----------  -----------------
Balance at December 31, 1998....................................          --       $      --
  Options granted (unaudited)...................................     392,000            0.05
  Options exercised (unaudited).................................    (137,000)           0.05
  Options cancelled (unaudited).................................          --              --
                                                                  -----------          -----
Balance at March 31, 1999 (unaudited)...........................     255,000       $    0.05
                                                                  -----------          -----
                                                                  -----------          -----

                           MIGHTYMAIL NETWORKS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
    At March 31, 1999, there are 762,125 shares available for future grant under the Plan.

    The following table summarizes information about options outstanding and exercisable as at March 31, 1999:

                                      OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                           -----------------------------------------  ------------------------
                                           WEIGHTED-
                                            AVERAGE       WEIGHTED-                 WEIGHTED-
                                           REMAINING       AVERAGE                   AVERAGE
        EXERCISE            NUMBER OF     CONTRACTUAL     EXERCISE     NUMBER OF    EXERCISE
          PRICE              SHARES     LIFE (IN YEARS)     PRICE       SHARES        PRICE
-------------------------  -----------  ---------------  -----------  -----------  -----------
          $0.05               255,000           9.92     $     0.05      255,000   $     0.05

    The Company granted options for 674,926 shares of common stock under the 1999 Stock Option Plan to employees and certain non-employee consultants on April 30, 1999. These options vest over a period of 3 years and are immediately exercisable at $2.00 per share.

DEFERRED COMPENSATION

    The Company has recorded deferred compensation charges of $0 and $1,468,067 for the year ended December 31, 1998 and for the three months ended March 31, 1999, respectively, for the difference between the exercise price and the deemed fair value of certain stock options granted by the Company. These amounts are being amortized by charges to operations, using the graded method, over the vesting periods of the individual stock options, which range from immediately to three years.

OPTIONS ISSUED TO CONSULTANTS

    The Company granted options to purchase 55,000 shares of common stock to consultants at exercise price of $0.05 per share on March 1, 1999. These options were granted in exchange for consulting services performed. The Company valued these options (using the Black-Scholes valuation method) at $325,450, for the three months ended March 31, 1999. This amount was charged to operations in the three months ended March 31, 1999.

PRO FORMA DISCLOSURE OF THE EFFECT OF STOCK-BASED COMPENSATION

    The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Pro forma information regarding net income (loss) and net income
(loss) per share is required by FAS 123. This information is required to be determined as if the Company has accounted for its employee stock options under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was

                           MIGHTYMAIL NETWORKS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                          THREE MONTHS ENDED
                                                            MARCH 31, 1999
                                                        ----------------------
                                                        NON-QUALIFIED    ISO
                                                        -----------  ---------
Risk-free interest rate...............................     5.50%       5.73%
Expected life of the option...........................    5 years    10 years
Expected volatility...................................     100%        100%
Expected dividend yield...............................      0%          0%

    Because FAS 123 is applicable only to options granted since inception, its adjusted effect will not be fully reflected until 2000.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The weighted-average fair value of options granted to employees during the three months ended March 31, 1999 was $0.04.

5. COMMITMENTS

    The Company leases its facilities under noncancelable leases for varying periods through May 1999. The following are the minimum lease obligations under these leases at December 31, 1998:

                                                                                      OPERATING
                                                                                       LEASES
                                                                                     -----------
1999...............................................................................   $  12,500
Less current portion...............................................................     (12,500)
                                                                                     -----------
Long-term portion..................................................................   $      --
                                                                                     -----------
                                                                                     -----------

    Rent expense under operating lease arrangements for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 totaled $82,740, $66,250, $21,306 and $8,583, respectively.

6. RELATED PARTY TRANSACTIONS

    During the period from December 23, 1998 through March 31, 1999, the Company issued stock subscriptions receivable to investors in exchange for shares of preferred and common stock. These subscriptions receivable are due upon demand and bear no interest. As of March 31, 1999, there were no outstanding amounts due under subscriptions receivable.

                           MIGHTYMAIL NETWORKS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

7. YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is the result of computer programs being written using two-digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This situation could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    The Company believes that it will not be required to modify or replace any portion of its software so that its computer system will function properly with respect to dates in the year 2000 and thereafter.

         REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

To the Shareholders of
LiquidMarket, Inc.

    In our opinion, the accompanying balance sheet of LiquidMarket, Inc. (A Company In The Developmental Stage) (the "Company") and the related statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of the Company as of December 31, 1998, and the results of its operations and its cash flows for the period June 12, 1998 (Date of Inception) through December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's negative cash flows from operations and limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also addressed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ PricewaterhouseCoopers LLP

Woodland Hills, California
April 16, 1999, except for Note 8 as to which the date is July 15, 1999

                               LIQUIDMARKET, INC.
                     (A COMPANY IN THE DEVELOPMENTAL STAGE)
                                 BALANCE SHEET
                                    ASSETS:

                                                                       DECEMBER
                                                                          31,       JUNE 30,
                                                                         1998         1999
                                                                      -----------  ----------
                                                                                   (UNAUDITED)
Current assets:

  Cash and cash equivalents.........................................   $1,528,264  $  598,800
  Prepaid and other current assets..................................      10,722        5,562
                                                                      -----------  ----------

    Total current assets............................................   1,538,986      604,362

Property and equipment, net.........................................     305,424      328,444
                                                                      -----------  ----------

    Total assets....................................................   $1,844,410  $  932,806
                                                                      -----------  ----------
                                                                      -----------  ----------

                            LIABILITIES AND SHAREHOLDERS' EQUITY:

Current liabilities:

  Accounts payable..................................................   $ 179,341   $  113,493
  Accrued liabilities and other.....................................      30,407       90,295
                                                                      -----------  ----------

    Total liabilities...............................................     209,748      203,788
                                                                      -----------  ----------

Commitments and contingencies (Note 5)

Shareholders' equity:

  Series A Convertible Preferred Stock: $0.001 par value
    (liquidation value $800,000); 3,200,000 shares authorized,
    issued and outstanding..........................................       3,200        3,200
  Series B Convertible Preferred Stock: $0.001 par value
    (liquidation value $1,500,000); 2,000,000 and 2,250,000 shares authorized, issued and outstanding at December 31, 1998 and June
    30, 1999 (unaudited)............................................       2,000        2,250
  Common stock: $0.001 par value; 15,000,000 shares authorized;
    3,600,000 shares issued and outstanding.........................       3,600        3,600
  Additional paid-in capital........................................   2,400,800    3,267,350
  Unearned compensation.............................................     (99,350)    (185,294)
  Accumulated deficit...............................................    (675,588)  (2,362,088)
                                                                      -----------  ----------

    Total shareholders' equity......................................   1,634,662      729,018
                                                                      -----------  ----------

    Total liabilities and shareholders' equity......................   $1,844,410  $  932,806
                                                                      -----------  ----------
                                                                      -----------  ----------

   The accompanying notes are an integral part of these financial statements.

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                            STATEMENT OF OPERATIONS

 FOR THE PERIOD JUNE 12, 1998 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1998 AND
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                              JUNE 12, 1998
                                                                   JUNE 30,      (DATE OF
                                                                     1999       INCEPTION)
                                                      DECEMBER    ----------     THROUGH
                                                      31, 1998                JUNE 30, 1999
                                                     -----------  (UNAUDITED) --------------
                                                                               (UNAUDITED)
Costs and expenses:
  Research and product development.................   $ 267,529   $  419,919    $  687,448
  Sales and marketing..............................     192,380      241,621       434,001
  General and administrative.......................     211,750      441,446       653,196
  Amortization of deferred compensation............       6,650      593,356       600,006
                                                     -----------  ----------  --------------
    Loss from operations...........................    (678,309)  (1,696,342)   (2,374,651)
                                                     -----------  ----------  --------------
Other income (expense):
  Interest income..................................       3,521       10,642        14,163
                                                     -----------  ----------  --------------
    Loss before income tax provision...............    (674,788)  (1,685,700)   (2,360,488)
Income tax provision...............................         800          800         1,600
                                                     -----------  ----------  --------------
    Net loss.......................................   $(675,588)  $(1,686,500)   $(2,362,088)
                                                     -----------  ----------  --------------
                                                     -----------  ----------  --------------

   The accompanying notes are an integral part of these financial statements.

                               LIQUIDMARKET, INC.
                     (A COMPANY IN THE DEVELOPMENTAL STAGE)
                       STATEMENT OF SHAREHOLDERS' EQUITY
     FOR THE PERIOD JUNE 12, 1998 (DATE OF INCEPTION) THROUGH JUNE 30, 1999

                                      SERIES A CONVERTIBLE    SERIES B CONVERTIBLE
                                        PREFERRED STOCK         PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                     ----------------------  ----------------------  ----------------------    PAID-IN
                                      SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------
Balance at June 12, 1998
  (Date of Inception)..............         --          --          --          --   3,600,000   $   3,600           --
  Sale of preferred stock for
    cash...........................  3,200,000   $   3,200          --          --                      --    $ 796,800
  Sale of preferred stock for
    cash...........................         --          --   2,000,000   $   2,000          --          --    1,498,000
  Unearned compensation related to
    stock options granted..........         --          --          --          --          --          --      106,000
  Compensation related to stock
    options granted................         --          --          --          --          --          --           --
  Net loss.........................         --          --          --          --          --          --           --
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------
Balance at December 31, 1998.......  3,200,000   $   3,200   2,000,000   $   2,000   3,600,000   $   3,600    $2,400,800
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------
  Sale of preferred stock for
    cash...........................         --          --     250,000   $     250          --          --    $ 187,250
  Unearned compensation related to
    stock options granted..........         --          --          --          --          --          --      679,300
  Compensation related to stock
    options granted................         --          --          --          --          --          --           --
  Net loss.........................         --          --          --          --          --          --           --
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------
Balance at June 30, 1999
  (Unaudited)......................  3,200,000   $   3,200   2,250,000   $   2,250   3,600,000   $   3,600    $3,267,350
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------
                                     ---------  -----------  ---------  -----------  ---------  -----------  -----------


                                                                      TOTAL
                                       UNEARNED     ACCUMULATED   SHAREHOLDERS'
                                     COMPENSATION     DEFICIT        EQUITY
                                     -------------  ------------  -------------
Balance at June 12, 1998
  (Date of Inception)..............           --             --    $     3,600
  Sale of preferred stock for
    cash...........................           --             --        800,000
  Sale of preferred stock for
    cash...........................           --             --      1,500,000
  Unearned compensation related to
    stock options granted..........    $(106,000)            --             --
  Compensation related to stock
    options granted................        6,650             --          6,650
  Net loss.........................           --     $ (675,588)      (675,588)
                                     -------------  ------------  -------------
Balance at December 31, 1998.......    $ (99,350)    $ (675,588)   $ 1,634,662
                                     -------------  ------------  -------------
                                     -------------  ------------  -------------
  Sale of preferred stock for
    cash...........................           --             --    $   187,500
  Unearned compensation related to
    stock options granted..........    $(679,300)            --             --
  Compensation related to stock
    options granted................      593,356             --        593,356
  Net loss.........................           --     $(1,686,500)  $(1,686,500)
                                     -------------  ------------  -------------
Balance at June 30, 1999
  (Unaudited)......................    $(185,294)    $(2,362,088)  $   729,018
                                     -------------  ------------  -------------
                                     -------------  ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                            STATEMENT OF CASH FLOWS

 FOR THE PERIOD JUNE 12, 1998 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1998 AND
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                              JUNE 12, 1998
                                                                   JUNE 30,      (DATE OF
                                                                     1999       INCEPTION)
                                                      DECEMBER    ----------     THROUGH
                                                      31, 1998                JUNE 30, 1999
                                                     -----------  (UNAUDITED) --------------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net loss.........................................   $(675,588)  $(1,686,500)   (2,362,088)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization..................      24,440       69,529        93,969
    Amortization of deferred compensation..........       6,650      593,356       600,006
    Changes in current assets and liabilities:
      Prepaid and other current assets.............     (10,722)       5,160        (5,562)
      Accounts payable.............................     179,341      (65,848)      113,493
      Accrued expenses.............................      30,407       59,888        90,295
                                                     -----------  ----------  --------------
        Net cash used in operating activities......    (445,472)  (1,024,415)   (1,469,887)
                                                     -----------  ----------  --------------
Cash flows from investing activities:
  Capital expenditures.............................    (329,864)     (92,549)     (422,413)
                                                     -----------  ----------  --------------
        Net cash used in investing activities......    (329,864)     (92,549)     (422,413)
                                                     -----------  ----------  --------------
Cash flows from financing activities:
  Proceeds from issuance of common stock...........       3,600           --         3,600
  Proceeds from issuance of Series A convertible
    preferred stock................................     800,000           --       800,000
  Proceeds from issuance of Series B convertible
    preferred stock................................   1,500,000      187,500     1,687,500
                                                     -----------  ----------  --------------
        Net cash provided by financing
          activities...............................   2,303,600      187,500     2,491,100
                                                     -----------  ----------  --------------
        Net increase (decrease) in cash and cash
          equivalents..............................   1,528,264     (929,464)      598,800
Cash and cash equivalents at beginning of period...          --    1,528,264            --
                                                     -----------  ----------  --------------
Cash and cash equivalents at end of period.........   $1,528,264  $  598,800    $  598,800
                                                     -----------  ----------  --------------
                                                     -----------  ----------  --------------
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest.......................................          --           --            --
    Income taxes...................................   $     800   $      800    $    1,600

   The accompanying notes are an integral part of these financial statements.

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT BUSINESS RISKS:

NATURE OF BUSINESS

    LiquidMarket (the "Company") was incorporated in June 1998 in the State of Delaware and is engaged in software development. As of December 31, 1998, the Company is a development stage enterprise, as defined in Financial Accounting Standards Board Statement No. 7. Since inception, the Company has devoted substantially all of its efforts toward the development of its product and establishing new business. The Company's business is extremely competitive and is characterized by rapid technological change, new product development and a competitive environment for the attraction and retention of knowledge workers. The Company is an early stage enterprise and is subject to all the risks associated with development stage companies.

SIGNIFICANT BUSINESS RISKS

    Since its inception, the Company has incurred significant operating losses. The ability of the Company to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) overcome product development issues, and (3) generate significant revenues and cash flows through the future sales of its primary product.

BASIS OF PRESENTATION

    The Company's financial statements for the period June 12, 1998 (Date of Inception) through December 31, 1998 have been prepared on a going-concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had negative cash flows from operations of ($445,472), and a net loss and an accumulated deficit of ($675,588), as of December 31, 1998 and for the period June 12, 1998 (Date of Inception) through December 31, 1998. The Company expects to incur additional expenditures to complete and enhance its product. The Company's revenues from product sales, and its working capital, may not be sufficient to fund its working capital needs and meet its expansion objectives over the next twelve months. Management recognizes that the Company may need to obtain additional financing or consider reductions in its operating costs to enable it to continue operations with available resources. Management's plans include raising funds through the sale of additional equity securities, and expect that these efforts will result in the additional capital needed to fund the Company's operations and planned expansion. There can be no assurance that these funds will be sufficient to adequately fund the operations and that the Company will achieve profitability or positive cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    In the normal course of preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and short-term investments. The Company invests its excess cash in money market funds with major financial institution. At times the Company's cash balances may be in excess of the FDIC Insurance limits.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the life of the lease. Useful lives are evaluated regularly by management in order to determine recoverability in light of current technological conditions. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation or amortization, with any resulting gain or loss included in the Statement of Operations.

SOFTWARE DEVELOPMENT COSTS

    Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company is required to capitalize software development costs when "technological feasibility" of the product has been established and anticipated future revenues ensure recovery of the capitalized amounts. As of December 31, 1998, "technological feasibility" had not been reached and, accordingly, no amount of software development costs have been capitalized.

    Costs incurred in the research and development of products are expensed as incurred.

INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

STOCK-BASED EMPLOYEE COMPENSATION

    SFAS No. 123, "Accounting for the Awards of Stock-Based Compensation to Employees," encourages, but does not require, companies to record compensation costs for stock-based compensation plans at fair value. The Company has adopted the disclosure requirements of SFAS No. 123, which involves pro forma

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) disclosure of net income under SFAS No. 123, detailed descriptions of plan terms and assumptions used in valuing stock option grants. The Company has elected to account for stock-based employee compensation awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

COMPREHENSIVE INCOME

    Effective June 12, 1998 (Date of Inception the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited financial amounts as of June 30, 1999 and the six months then ended, include all adjustments (consisting of normal recurring entries) which management believes are necessary for a fair presentation of the financial position and results of operations for the interim period presented. Certain information and footnotes disclosures normally included in financial statements prepared in accordance with generally accounting principles have been condensed or omitted in accordance with quarterly reporting guidelines.

3. PROPERTY AND EQUIPMENT, NET:

    Property and equipment at December 31, 1998 and June 30, 1999 consist of the following:

                                                                           DECEMBER     JUNE 30,
                                                             USEFUL LIFE   31, 1998       1999
                                                             -----------  -----------  -----------
                                                                                       (UNAUDITED)
Computer equipment and software............................     3 years    $ 311,349    $ 402,090
Furniture and fixtures.....................................     7 years       16,026       17,834
Leasehold improvements.....................................      1 year        2,489        2,489
                                                                          -----------  -----------
                                                                             329,864      422,413

Less: Accumulated depreciation.............................                   24,440       93,969
                                                                          -----------  -----------
                                                                           $ 305,424    $ 328,444
                                                                          -----------  -----------
                                                                          -----------  -----------

4. INCOME TAXES:

    The provision for income taxes represents the minimum state franchise taxes. As of December 31, 1998, the Company has deferred income tax assets of approximately $256,000, which has been offset by a 100% valuation allowance. The deferred tax asset is primarily due to the Company's federal and state net operating loss (NOL's) carryforwards available to offset future taxable income, if any, of approximately $640,000 which begin to expire in 2013 and 2006 for federal and state income tax purposes, respectively. However, the ultimate realization of these NOL's is dependent on future taxable income of the Company, subject to certain limitations, as defined under Section 382 of the Internal Revenue Code.

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INCOME TAXES: (CONTINUED)
    As a result of the Company being in the development stage and the net loss incurred during the period from June 12, 1998 (Date of Inception) through December 31, 1998, management believes a valuation allowance for the entire deferred tax asset, after considering deferred tax liabilities, is required.

5. COMMITMENTS AND CONTINGENCIES:

LEASES

    The Company leases its facility under a noncancellable lease through 1999. The following are the minimum lease payments under this lease:

                                                                                  DECEMBER 31,
                                                                                      1998
                                                                                  ------------
Due in fiscal year:
  1999..........................................................................   $   41,288
                                                                                  ------------
Minimum lease payments..........................................................   $   41,288
                                                                                  ------------
                                                                                  ------------

    Rent expense amounted to $22,478 and $30,966 for the period June 12, 1998 (Date of Inception) through December 31, 1998 and for the six months ended June 30, 1999 (Unaudited), respectively.

SOFTWARE LICENSE

    The Company licenses certain technology for use in its product. Pursuant to the terms of the agreement, the Company is obligated to pay $55,000 during the first two years of the term of the agreement. In addition, the Company may exercise an option to purchase the software for $110,000. Payments previously made by the Company will be deducted from the purchase price.

6. CAPITALIZATION:

CAPITAL

    The authorized capital stock of the Company consists of 15,000,000 shares of common stock, $.001 par value and 5,450,000 shares of preferred stock, $.001 par value, of which 3,200,000 shares have been designated as Series A Stock, and 2,250,000 shares have been designated as Series B Stock.

CONVERTIBLE PREFERRED STOCK

    Preferred stockholders may at any time elect to convert shares of preferred stock into common stock. In addition, all outstanding shares of preferred stock shall automatically be converted into shares of common stock if either (i) the Company consummates an underwritten initial public offering with gross proceeds of at least $15,000,000 or (ii) more than 80% of the outstanding shares of preferred stock have been converted into common stock. Preferred stock shall initially convert into common stock on a one-for-one basis. The conversion price of the Series A and B preferred stock shall initially equal $0.25 and $0.75 per share, respectively, subject to adjustment for stock splits.

    The Series A and B preferred stock shall have a liquidation value (the "Liquidation Value") equal to the per share original cost of $0.25 and $0.75, respectively. Liquidation value will increase by the amount of

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. CAPITALIZATION: (CONTINUED)
any declared but unpaid dividends on the preferred stock. Upon a liquidation, dissolution or winding-up of the business of the Company, the holders of the preferred stock shall be entitled to a preference in an amount equal to the greater of the (i) Liquidation Value (subject to appropriate adjustment in the event of any stock dividend, stock split, or the like), or (ii) such amount per share as would have been payable had each share of preferred stock been converted into common stock prior to such liquidation. A merger or consolidation of the Company in which the Company is not the surviving entity, or the sale of all or substantially all of the assets of the Company, shall be considered to be a liquidation, unless otherwise elected by the holders of a majority of the outstanding shares of preferred stock.

    Each share of Series A and B preferred stock will be entitled to dividends as declared by the Board of Directors but, in any event, at the same rate as the common stock with declared dividends paid first to the holders of the Series B preferred and Series A preferred, then to the holders of the common stock.

    The Series A preferred stock will vote with the Series B preferred stock and the common stock as a single class on all matters (on an as-converted basis).

7. STOCK OPTIONS (ALL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED):

    In October 1998, the Company adopted the 1998 stock incentive plan (the "Plan") which provides for grants to employees and non-employees of incentive stock options to purchase up to an aggregate of 2,200,000 shares of common stock. The options vest 25% at the first-year anniversary from the date of grant and 2.0833% on a monthly basis thereafter up to a period of 4 years. All options generally expire after ten years.

    For the period June 12, 1998 (Date of Inception) through December 31, 1998, the Company granted options to purchase 530,000 shares of common stock at an exercise price of $0.05 per share. The estimated fair value of common stock on the dates of grant was $0.25 per share. No options were exercisable at December 31, 1998 and options to purchase 1,670,000 shares of common stock remain available for future grants.

    From January 1, 1999 through April 15, 1999, the Company granted options to employees to purchase 165,000 shares of common stock at an exercise price of $0.08 per share. The estimated fair value of the common stock on the dates of grant was $0.75 per share. In addition, in May 1999, the Company entered into a consulting agreement with a Board member to provide strategic consulting services in exchange for granting options to purchase 325,000 shares of the Company's common stock at an exercise price of $0.08 per share vesting in quarterly installments over a one year period. In the event there is an Acquisition Event (as defined in the Plan) these options become immediately exercisable in full prior to the Acquisition Event. The estimated fair value of services to be provided approximates the estimated fair value of the common stock on the date of grant of approximately $1.83 per share. No options were exercisable at June 30, 1999 and options to purchase 1,180,000 shares of common stock remain available for future grants.

    The fair value of the options granted was estimated on the date of grant using the minimum value method with the following assumptions: risk-free rate--4.26%; expected option life--5 years; expected forfeitures rate--none; expected dividend yield--none.

                               LIQUIDMARKET, INC.

                     (A COMPANY IN THE DEVELOPMENTAL STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. STOCK OPTIONS (ALL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED): (CONTINUED)
    The Company uses the intrinsic value method of accounting for stock-based compensation for employees prescribed by APB No. 25, and, accordingly, adopted the disclosure-only provisions of SFAS No. 123. Had the Company applied the provisions set forth in SFAS No. 123, the Company's net loss would not be materially different from the amount presented for the period June 12, 1998 (Date of Inception) through December 31, 1998.

    In connection with the stock option grants noted above, the Company recognized unearned compensation of $185,294 which is being amortized over the vesting period of the related options generally one to four years. The Company recorded amortization of deferred compensation expense of $593,356 during the six months ended June 30, 1999 relating to the stock options granted, of which approximately $568,750 related to the options granted to the Board member noted above (see Note 8).

8. SUBSEQUENT EVENT (UNAUDITED)

    In July 1999, the Company entered into an agreement and plan of merger to sell all the Company's outstanding preferred and common shares.

                                 XOOM.COM, INC.
                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial information for Xoom.com gives effect to the mergers of Paralogic Corporation, Global Bridges Technologies, Inc., Pagecount, Inc., Paralogic Software Corporation, MightyMail Networks, Inc. and LiquidMarket, Inc. into Xoom.com. The merger of LiquidMarket, Inc. into Xoom.com is based on a preliminary allocation of the total purchase cost. The historical financial information has been derived from the respective historical financial statements of Xoom.com, Paralogic Corporation, Global Bridges Technologies, Inc., Pagecount, Inc., Paralogic Software Corporation, MightyMail Networks, Inc., and LiquidMarket, Inc. and should be read in conjunction with those financial statements and the related notes which begin on pages F-3, F-62, F-72, F-82, F-92, F-104, and F-116, of this proxy statement/prospectus, respectively.

    The unaudited pro forma condensed combined balance sheet assumes the LiquidMarket, Inc. merger took place as of June 30, 1999 and allocates the total purchase cost of the fair values of assets and liabilities of LiquidMarket, Inc. based on a preliminary valuation.

    The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998, combine historical statements of operations for Xoom.com, Paralogic Corporation, Global Bridges Technologies, Inc., Pagecount, Inc., Paralogic Software Corporation, MightyMail Networks, Inc. and LiquidMarket, Inc. and give effect to the mergers, including the amortization of goodwill and other intangible assets, as if they had occurred on January 1, 1998. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 1999, combine historical statements of operations for Xoom.com, Paralogic Software Corporation, MightyMail Networks, Inc. and LiquidMarket, Inc., and give effect to the mergers, including amortization of goodwill and other intangible assets, as if they had occurred on January 1, 1999.

    The total estimated purchased cost of the LiquidMarket, Inc. merger has been allocated on a preliminary basis to assets and liabilities based on management's estimates of their fair value with the excess costs over the net assets acquired allocated to goodwill. The final purchase cost allocation for the LiquidMarket, Inc. merger occurred on August 3, 1999 and was not materially different from the preliminary basis presented herein.

    The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operation results or financial position of the combined companies.

                                 XOOM.COM, INC.

                         UNAUDITED PRO FORMA CONDENSED
                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                         AS OF JUNE 30, 1999
                                                ---------------------------------------------------------------------
                                                                                             PRO FORMA
                                                                                             BUSINESS
                                                             LIQUID- MARKET,                COMBINATION
                                                 XOOM.COM         INC.         COMBINED     ADJUSTMENTS    PRO FORMA
                                                -----------  ---------------  -----------  -------------  -----------
                    ASSETS
Current assets:
  Cash and cash equivalents...................   $  57,418      $     599      $  58,017     $      --     $  58,017
  Short-term investments......................     107,995             --        107,995            --       107,995
  Accounts receivable, net....................       3,025             --          3,025            --         3,025
  Inventories.................................         793             --            793            --           793
  Other current assets........................       2,450              6          2,456            --         2,456
                                                -----------       -------     -----------  -------------  -----------
    Total current assets......................     171,681            605        172,286            --       172,286

  Fixed assets, net...........................       4,499            328          4,827            --         4,827
  Goodwill, net...............................      51,123             --         51,123        20,997(2)     72,120
  Intangibles, net............................      10,230             --         10,230        17,021(2)     27,251
  Investments.................................      53,615             --         53,615            --        53,615
  Other assets................................       1,316             --          1,316            --         1,316
                                                -----------       -------     -----------  -------------  -----------
Total assets..................................   $ 292,464      $     933      $ 293,397     $  38,018     $ 331,415
                                                -----------       -------     -----------  -------------  -----------
                                                -----------       -------     -----------  -------------  -----------

               LIABILITIES AND
             STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable............................   $   3,516      $     114      $   3,630     $     300(1)  $   3,930
  Accrued compensation and related expenses...       1,101             --          1,101            --         1,101
  Other accrued liabilities...................       2,176             90          2,266            --         2,266
  Deferred revenue............................       2,676                         2,676            --         2,676
  Notes payable...............................       1,103             --          1,103            --         1,103
  Capital lease obligations...................          41             --             41            --            41
  Contingency accrual.........................       1,000             --          1,000            --         1,000
                                                -----------       -------     -----------  -------------  -----------
    Total current liabilities.................      11,613            204         11,817           300        12,117

Deferred revenues, less current portion.......       2,500             --          2,500            --         2,500
Notes payable, less current portion...........         331             --            331            --           331
Capital lease obligations, less current
  portion.....................................          98             --             98            --            98
Stockholders' equity:
  Preferred stock.............................          --              5              5            (5)(3)         --
  Common stock................................     304,253          3,271        307,524        35,176(3)    342,700
  Notes receivable from stockholders..........        (995)            --           (995)           --          (995)
  Deferred compensation.......................        (499)          (185)          (684)          185(3)       (499)
  Accumulated deficit.........................     (24,837)        (2,362)       (27,199)        2,362(3)    (24,837)
                                                -----------       -------     -----------  -------------  -----------
Total stockholders' equity....................     277,922            729        278,651        37,718       316,369
                                                -----------       -------     -----------  -------------  -----------
Total liabilities and stockholders' equity....   $ 292,464      $     933      $ 293,397     $  38,018     $ 331,415
                                                -----------       -------     -----------  -------------  -----------
                                                -----------       -------     -----------  -------------  -----------

                                 XOOM.COM, INC.
                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                                    -------------------------------------------------------------------------
                                                              PARALOGIC
                                                              CORPORATION
                                                              FOR THE        GLOBAL
                                                                TWO          BRIDGES
                                                               MONTHS     TECHNOLOGIES      PAGECOUNT, INC.
                                                               ENDED      FOR THE FIVE        FOR THE SIX
                                                              FEBRUARY    MONTHS ENDED       MONTHS ENDED
                                                                28,          MAY 31,           JUNE 30,         MIGHTYMAIL
                                                    XOOM.COM    1998          1998               1998         NETWORKS, INC.
                                                    --------  --------  -----------------  -----------------  ---------------
Net revenue.......................................  $ 8,318   $ 80          $      --          $     208           $ 355

Total cost of net revenue.........................    3,584     31                 --                 14             215
                                                    --------   ---              -----              -----           -----

Gross margin......................................    4,734     49                 --                194             140

Operating expenses:
  Operating and development.......................    3,841     12                 11                 --              62
  Sales and marketing.............................    2,834      2                 --                  2              57
  General and administrative......................    3,366     13                  4                184             297
  Purchased in-process research and development...      790     --                 --                 --              --
  Amortization of deferred compensation...........    1,416     --                 --                 --              --
  Amortization of goodwill and other intangible
    assets........................................    1,843     --                 --                 --              --
                                                    --------   ---              -----              -----           -----
Total operating expenses..........................   14,090     27                 15                186             416
                                                    --------   ---              -----              -----           -----
Loss income from operations.......................   (9,356 )   22                (15)                 8            (276)

Other income (expense):
  Interest income.................................      187     --                 --                  1               1
  Interest expense................................     (135 )   --                 --                 (2)             (6)
  Interest expense related to warrant.............   (1,494 )   --                 --                 --              --
                                                    --------   ---              -----              -----           -----

Net loss..........................................  $(10,798)   22          $     (15)         $       7           $(281)
                                                    --------   ---              -----              -----           -----
                                                    --------   ---              -----              -----           -----

Basic and diluted net loss per share..............

Shares used in per share calculation--basic and
  diluted.........................................


                                                                                            PRO FORMA
                                                     PARALOGIC      LIQUID-                  BUSINESS
                                                     SOFTWARE       MARKET,                COMBINATION
                                                    CORPORATION      INC.       COMBINED   ADJUSTMENTS        PRO FORMA
                                                    -----------   -----------   --------  --------------      ---------
Net revenue.......................................     $ 239         $  --      $ 9,200    $     --           $  9,200
Total cost of net revenue.........................        13            --        3,857          --              3,857
                                                       -----         -----      --------  --------------      ---------
Gross margin......................................       226            --        5,343          --              5,343
Operating expenses:
  Operating and development.......................       145           268        4,339          --              4,339
  Sales and marketing.............................        73           192        3,160          --              3,160
  General and administrative......................        35           211        4,110          --              4,110
  Purchased in-process research and development...        --            --          790        (460)(A)            330
  Amortization of deferred compensation...........       182             7        1,605          --              1,605
  Amortization of goodwill and other intangible
    assets........................................        --            --        1,843      25,777(B)          27,620
                                                       -----         -----      --------  --------------      ---------
Total operating expenses..........................       435           678       15,847     (25,317)            41,164
                                                       -----         -----      --------  --------------      ---------
Loss income from operations.......................      (209)         (678)     (10,504 )   (25,317)           (35,821)
Other income (expense):
  Interest income.................................        --             3          192          --                192
  Interest expense................................        (1)           (1)        (145 )        --               (145)
  Interest expense related to warrant.............        --            --       (1,494 )        --             (1,494)
                                                       -----         -----      --------  --------------      ---------
Net loss..........................................     $(210)        $(676)     $(11,951)  $(25,317)          $(37,268)
                                                       -----         -----      --------  --------------      ---------
                                                       -----         -----      --------  --------------      ---------
Basic and diluted net loss per share..............                                                 (C)        $  (3.80)
                                                                                                              ---------
                                                                                                              ---------
Shares used in per share calculation--basic and
  diluted.........................................                                                 (C)           9,799
                                                                                                              ---------
                                                                                                              ---------

                                 XOOM.COM, INC.

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                                  ------------------------------------------------------------------------------
                                                                                            LIQUID-
                                                                               PARALOGIC    MARKET,
                                                  XOOM.COM                     SOFTWARE       INC.
                                                  FOR THE                     CORPORATION   FOR THE
                                                    SIX        MIGHTYMAIL       FOR THE       SIX
                                                   MONTHS    NETWORKS, INC.     PERIOD       MONTHS                 PRO FORMA
                                                   ENDED     FOR THE PERIOD      ENDED       ENDED                   BUSINESS
                                                  JUNE 30,    ENDED MAY 3,     JUNE 16,     JUNE 30,               COMBINATION
                                                    1999          1999           1999         1999     COMBINED    ADJUSTMENTS
                                                  --------   --------------   -----------   --------   --------   --------------
Net revenue.....................................  $10,947       $    --          $ 291      $    --    $11,238      $    --

Total cost of net revenue.......................    4,724            --             12           --      4,736           --
                                                  --------      -------       -----------   --------   --------   --------------

Gross margin....................................    6,223            --            279           --      6,502           --

Operating expenses:
  Operating and development.....................    2,700           634            319          420      4,073           --
  Sales and marketing...........................    7,538            24            160          242      7,964           --
  General and administrative....................    3,666           296             79          442      4,483           --
  Purchased in-process research and
    development.................................    2,603            --             --           --      2,603       (2,603)(A)
  Amortization of deferred compensation.........      405         1,283            962          593      3,243           --
  Amortization of goodwill and other intangible
    assets......................................    2,304            --             --           --      2,304       11,856(B)
                                                  --------      -------       -----------   --------   --------   --------------
Total operating expenses........................   19,216         2,237          1,520        1,697     24,670        9,253
                                                  --------      -------       -----------   --------   --------   --------------

Loss from operations............................  (12,993)       (2,237)        (1,241)      (1,697)   (18,168)      (9,253)

Other income (expense):
  Interest income...............................    3,008             1              2           11      3,022           --
  Interest expense..............................      (65)           (2)            --           (1)       (68)          --
                                                  --------      -------       -----------   --------   --------   --------------

Net loss........................................  $(10,050)     $(2,238)        ($1,239)    $(1,687)   $(15,214)    $(9,253)
                                                  --------      -------       -----------   --------   --------   --------------
                                                  --------      -------       -----------   --------   --------   --------------
Basic and diluted net loss per share............                                                                           (C)
Shares used in per share calculation--basic and
  diluted.......................................                                                                           (C)


                                                  PRO FORMA
                                                  ---------
Net revenue.....................................   $11,238
Total cost of net revenue.......................     4,736
                                                  ---------
Gross margin....................................     6,502
Operating expenses:
  Operating and development.....................     4,073
  Sales and marketing...........................     7,964
  General and administrative....................     4,483
  Purchased in-process research and
    development.................................        --
  Amortization of deferred compensation.........     3,243
  Amortization of goodwill and other intangible
    assets......................................    14,160
                                                  ---------
Total operating expenses........................    33,923
                                                  ---------
Loss from operations............................   (27,421)
Other income (expense):
  Interest income...............................     3,022
  Interest expense..............................       (68)
                                                  ---------
Net loss........................................   $(24,467)
                                                  ---------
                                                  ---------
Basic and diluted net loss per share............   $ (1.51)
                                                  ---------
                                                  ---------
Shares used in per share calculation--basic and
  diluted.......................................    16,218
                                                  ---------
                                                  ---------

                                 XOOM.COM, INC.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

    The excess of the purchase cost of the Paralogic Corporation, Global Bridges Technologies, Inc., Pagecount, Inc., Paralogic Software Corporation, Might Mail Networks, Inc. and LiquidMarket, Inc. mergers over the fair value of the net assets acquired has been allocated to goodwill. The total estimated purchase cost of the LiquidMarket, Inc. merger has been allocated on a preliminary basis to assets and liabilities based on management's estimate of their fair values. The final purchase cost allocation for the LiquidMarket, Inc. merger occurred on August 3, 1999 and was not materially different from the preliminary basis presented herein. The adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 1999 exclude the effect of Paralogic Corporation, Global Bridges Technologies, Inc., Pagecount, Inc., Paralogic Software Corporation and Mighty Mail Networks, Inc. mergers, as these were consummated in prior to June 30, 1999.

    The adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 1999, have been calculated as if the LiquidMarket, Inc. merger occurred on June 30, 1999 and are as follows:

(1) To reflect the acquisition of LiquidMarket, Inc. for total estimated purchase price of approximately $38,747,000. The purchase consideration consists of the following:

    - Issuance of 824,325 shares of Xoom.com's common stock to the shareholders of LiquidMarket, Inc., with a fair value of $33,547,000. An additional 106,101 shares may be included in the purchase price if specific performance objectives are met. The fair value per share of Xoom.com's common stock issued in the LiquidMarket, Inc. acquisition is based on the average closing price of Xoom.com's common stock on August 3, 1999 (the day the merger was announced) and the three days prior and subsequent to such date.

    - Assumption of options related to the LiquidMarket, Inc. acquisition to purchase 130,750 shares, of Xoom.com's common stock with a fair value of $4,900,000. The fair value of the options assumed is based on the Black-Scholes model using the following assumptions:

       - Fair market value of the underlying shares is based on the average closing price of Xoom.com's common stock the day the merger was announced and the three days prior and subsequent to such date

       - Expected life of 3 years

       - Expected volatility of 1.0

       - Risk free interest rate of 5.75%

       - Expected dividend rate of 0%

    - Other related transaction and merger costs estimated to be $300,000 for the aquisition of LiquidMarket, Inc.

                                 XOOM.COM, INC.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

(2) Recognition of the excess purchase cost of $38,018,000 over the fair value of the net assets acquired, has been recorded as goodwill and other intangible assets as follows:

                                                                               LIQUIDMARKET,
                                                                                   INC.
                                                                             -----------------
Developed technology.......................................................    $  16,700,000
Acquired workforce.........................................................          321,000
Goodwill...................................................................       20,997,000
                                                                             -----------------
Total......................................................................    $  38,018,000
                                                                             -----------------
                                                                             -----------------

(3) To reflect the elimination of the historical stockholders' equity accounts of LiquidMarket, Inc.

The adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 and the six months ended June 30, 1999, have been calculated assuming that the mergers occurred as of January 1, 1998 and January 1, 1999, respectively and are as follows:

(A) The purchased in-process research and development charges of $1,082,000 and $1,542,000 related to MightyMail Networks, Inc. and Paralogic Software Corporation, respectively, have been excluded from the net loss for the year ended December 31, 1998 and the six months ended June 30, 1999, as they represent non-recurring charges. Additionally, purchased in-process research and development charges of $330,000 and $130,000 related to the Paralogic Corporation and Pagecount, Inc. acquisitions, respectively, have been excluded from the net loss for the year ended December 31, 1998. No purchased in-process research and development charges are anticipated for the LiquidMarket, Inc. merger.

(B) To reflect the amortization of goodwill and other intangible assets resulting from the MightyMail Networks, Inc., Paralogic Software Corporation, and LiquidMarket, Inc. acquisitions. During the year ended December 31, 1998, this amount also reflects the amortization of goodwill and other intangible assets resulting from the Paralogic Corporation, Global Bridges Technologies, Inc. and Pagecount, Inc. acquisitions. The goodwill and other intangible assets are being amortized over periods of twenty-four to forty-eight months.

(C) Basic and diluted net loss per share reflects the issuance of 682,410, 200,731, 335,947, 748,816 and 930,426 shares of Xoom.com's common stock related to the Paralogic Corporation, Global Bridges Technologies, Inc., MightyMail Networks, Inc., Paralogic Software Corporation and LiquidMarket, Inc. acquisitions, respectively, as if the shares had been outstanding for the entire period. The effect of stock options issued assumed in the merger have not been included as their inclusion would be anti-dilutive. The shares issued to the shareholders of MightyMail Networks, Inc., and LiquidMarket, Inc. include 33,593 and 106,101 shares, respectively, held in escrow which will be released upon the achievement of specific performance obligations.

                                  APPENDIX A-1


                             AGREEMENT AND PLAN OF
                            CONTRIBUTION AND MERGER

                                     AMONG

                                   CNET, INC.

                                 XOOM.COM, INC.


                                XENON 2, INC.**


                                 XENON 3, INC.

                                      AND

                                   SNAP! LLC

                            DATED AS OF MAY 9, 1999


                         AS AMENDED ON OCTOBER 20, 1999


------------------------


**  On July 8, 1999, Xenon 2, Inc. changed its name to NBC Internet, Inc.

                               TABLE OF CONTENTS


                                                                                                             PAGE
                                                                                                           ---------
ARTICLE I  DEFINITIONS ..................................................................................      A-1-2
      1.1  Definitions...................................................................................      A-1-2

ARTICLE II  THE MERGER ..................................................................................      A-1-6
      2.1  The Merger....................................................................................      A-1-6
      2.2  Closing.......................................................................................      A-1-6
      2.3  Effective Time................................................................................      A-1-6
      2.4  Effects of the Merger.........................................................................      A-1-7
      2.5  Certificates of Incorporation.................................................................      A-1-7
      2.6  By-Laws.......................................................................................      A-1-7
      2.7  Officers and Directors of Surviving Corporation and Xenon 2...................................      A-1-7
      2.8  Effect on Capital Stock.......................................................................      A-1-7
      2.9  Exchange Fund.................................................................................      A-1-8
     2.10  Exchange Procedures...........................................................................      A-1-8
     2.11  Distributions with Respect to Unexchanged Shares..............................................      A-1-8
     2.12  No Further Ownership Rights in Xoom Stock.....................................................      A-1-8
     2.13  Termination of Exchange Fund..................................................................      A-1-8
     2.14  No Liability..................................................................................      A-1-9
     2.15  Lost Certificates.............................................................................      A-1-9
     2.16  Further Assurances............................................................................      A-1-9
     2.17  Stock Transfer Books..........................................................................      A-1-9
     2.18  Federal Income Tax Consequences...............................................................      A-1-9

ARTICLE III  CONTRIBUTIONS AND ISSUANCES OF CLASS A COMMON STOCK ........................................      A-1-9
      3.1  Contribution and Issuance of Class A Common Stock to CNET and GBI.............................      A-1-9

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE PARTIES ...............................................     A-1-10
      4.1  Representations and Warranties with respect to SNAP...........................................     A-1-10
      4.2  Representations and Warranties with respect to Xoom...........................................     A-1-17
      4.3  Representations and Warranties with respect to CNET...........................................     A-1-24
      4.4  Survival of Representations and Warranties....................................................     A-1-25
      4.5  No Other Representation or and Warranties.....................................................     A-1-26

ARTICLE V  CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME ..................................................     A-1-26
      5.1  Conduct of the Business of Xoom Pending the Closing...........................................     A-1-26
      5.2  Conduct of the Business of SNAP Pending the Closing...........................................     A-1-27
      5.3  Access to Information.........................................................................     A-1-29
      5.4  Non-Solicitation of Employees.................................................................     A-1-29
      5.5  Amendments to Schedules.......................................................................     A-1-30

ARTICLE VI  OTHER AGREEMENTS ............................................................................     A-1-30
      6.1  Registration Statement; Preparation of Proxy Statement........................................     A-1-30
      6.2  Stockholder Meeting...........................................................................     A-1-31
      6.3  Public Statements.............................................................................     A-1-31
      6.4  Reasonable Commercial Efforts.................................................................     A-1-31
      6.5  Notification of Certain Matters...............................................................     A-1-32
      6.6  Xenon 2 Directors.............................................................................     A-1-32
      6.7  Employee Matters..............................................................................     A-1-32
      6.8  Xoom Options..................................................................................     A-1-33
      6.9  Release of CNET's Guarantee...................................................................     A-1-33


                                     A-1-i

                                                                                                             PAGE
                                                                                                           ---------
     6.10  Resignation of SNAP's CEO.....................................................................     A-1-34
     6.11  Tax Cooperation and Consistent Reporting......................................................     A-1-34
     6.12  Tax Benefit Payments..........................................................................     A-1-35
     6.13  Affiliates....................................................................................     A-1-36

ARTICLE VII  CONDITIONS TO CLOSING ......................................................................     A-1-36
      7.1  Conditions Precedent to Obligations of Each Party.............................................     A-1-36
      7.2  Conditions Precedent to Obligations of CNET...................................................     A-1-37
      7.3  Conditions Precedent to Obligations of Xoom...................................................     A-1-37

ARTICLE VIII  RESERVED ..................................................................................     A-1-38

ARTICLE IX  TERMINATION .................................................................................     A-1-38
      9.1  Termination Events............................................................................     A-1-38
      9.2  Effect of Termination.........................................................................     A-1-39

ARTICLE X  MISCELLANEOUS AGREEMENTS OF THE PARTIES ......................................................     A-1-39
     10.1  Notices.......................................................................................     A-1-39
     10.2  Integration; Amendments.......................................................................     A-1-40
     10.3  Waiver........................................................................................     A-1-41
     10.4  No Assignment; Successors and Assigns.........................................................     A-1-41
     10.5  Expenses......................................................................................     A-1-41
     10.6  Severability..................................................................................     A-1-41
     10.7  Section Headings; Table of Contents...........................................................     A-1-41
     10.8  Third Parties.................................................................................     A-1-41
     10.9  GOVERNING LAW; SUBMISSION TO JURISDICTION.....................................................     A-1-41
    10.10  Specific Performance..........................................................................     A-1-41
    10.11  Counterparts..................................................................................     A-1-41



                                   SCHEDULES



Schedule 1.1(a)     Knowledge Definition
Schedule 2.5(b)     Capitalization of Xenon 2
Schedule 2.7        Officers and Directors of Xenon 2
Schedule 4.1(c)     Governmental Approvals; Consents
Schedule 4.1(e)     Equity Interests
Schedule 4.1(f)     Financial Information, Liabilities
Schedule 4.1(g)     Absence Changes
Schedule 4.1(h)     Title to Properties; Liens
Schedule 4.1(i)     Properties, Contracts, Permits
Schedule 4.1(j)     Legal Proceedings
Schedule 4.1(k)     Labor Controversies
Schedule 4.1(l)     Intellectual Property and Technology
Schedule 4.1(m)     Government Licenses, Permits
Schedule 4.1(o)     Environmental Matters
Schedule 4.1(p)     Employee Benefit Matters
Schedule 4.1(r)     Tax Matters
Schedule 4.1(t)     Acceleration of Options
Schedule 4.2(c)     Governmental Approvals; Consents
Schedule 4.2(g)     Stock Options
Schedule 4.2(h)     Obligations with Respect to Capital Stock


                                     A-1-ii

Schedule 4.2(j)     Absence of Certain Changes or Events
Schedule 4.2(k)     Properties, Contracts, Permits and Other Data
Schedule 4.2(l)     Legal Proceedings
Schedule 4.2(m)     Labor Controversies
Schedule 4.2(n)     Intellectual Property
Schedule 4.2(o)     Government Licenses, Permits, Etc.
Schedule 4.2(q)(i)  Employee Benefits Matters
Schedule            Exception to Employee Benefit Plan Compliance
4.2(q)(iii)
Schedule            Benefit Payments Required
4.2(q)(vii)
Schedule 4.2(s)     Tax Matters
Schedule 4.2(u)     Year 2000 Compliance
Schedule 4.3(c)     Governmental Approvals; Consents
Schedule 5.1        Conduct of the Business of Xoom Pending the Closing
Schedule 5.2        Conduct of the Business of SNAP Pending the Closing
Schedule 6.4        Required Consents


                                    A-1-iii

                             AGREEMENT AND PLAN OF
                            CONTRIBUTION AND MERGER

    This Agreement and Plan of Contribution and Merger, dated as of May 9, 1999 (hereinafter, the "AGREEMENT"), among CNET, Inc., a Delaware corporation ("CNET"), XOOM.com, Inc., a Delaware corporation ("XOOM"), Xenon 2, Inc., a Delaware corporation ("XENON 2"), Xenon 3, Inc., a Delaware corporation ("XENON 3") and Snap! LLC, a Delaware limited liability company ("SNAP").

                              W I T N E S S E T H:

    WHEREAS, Xenon 2 was formed by Xoom for the purpose of effecting the transactions contemplated by this Agreement and all of its outstanding capital stock is owned by Xoom;

    WHEREAS, Xenon 3 was formed by Xenon 2 for the purpose of effecting the transactions contemplated by this Agreement and all of its outstanding capital stock is owned by Xenon 2;

    WHEREAS, the Boards of Directors of each of Xoom, Xenon 2 and Xenon 3 believe it is advisable to enter into this Agreement and to consummate the transactions contemplated by this Agreement;

    WHEREAS, Xoom, Xenon 2, National Broadcasting Company, Inc., a Delaware corporation ("NBC"), Neon Media Corporation, a Delaware corporation ("NMC"), and GE Investments Subsidiary, Inc., a Delaware corporation ("GE INVESTMENTS SUB"), are parties to an Agreement and Plan of Contribution, Investment and Merger dated as of the date hereof (the "NMC MERGER AGREEMENT") pursuant to which, among other things, the parties thereto have agreed that (i) NBC will contribute or cause its subsidiaries to contribute to NMC certain assets, (ii) NMC will merge with and into Xenon 2, with Xenon 2 as the surviving corporation, and each outstanding share of common stock of NMC will be converted into one share of Xenon 2's Class B Common Stock, (iii) NBC will contribute or cause its subsidiaries to contribute certain assets to Xenon 2 and (iv) GE Investments Sub will purchase the Xenon 2 Convertible Note in exchange for a combination of cash and the assignment of the NBC Note;

    WHEREAS, while the closing under the NMC Merger Agreement and the closing under this Agreement are not contingent on each other, it is intended that both transactions represent a series of steps in the formation of Xenon 2 whereby the rights of all the parties are defined;

    WHEREAS, the consummation of the transactions contemplated by this Agreement and the NMC Merger Agreement would combine certain assets of NBC and CNET with the existing business of Xoom in a new holding company structure intended to achieve important business objectives;

    WHEREAS, concurrently with the execution hereof, in order to induce NBC to enter into the NMC Merger Agreement, NBC, Xoom and certain stockholders of Xoom are entering into a voting agreement providing for certain voting and other restrictions with respect to shares of Xoom common stock owned by such stockholders, all upon the terms and conditions specified therein; and

    WHEREAS, Xoom, CNET, Xenon 2, Xenon 3 and SNAP desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated hereby.

                                     A-1-1

    NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, and intending to be legally bound, the parties hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    1.1 DEFINITIONS. (a) Capitalized terms used and not defined in this Agreement shall have the following meanings:

    "AFFILIATE" means with respect to a specified Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

    "BUSINESS DAY" means a day, other than Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

    "CLASS A COMMON STOCK" means the Class A common stock, $0.0001 par value per share, of Xenon 2.

    "CLASS B COMMON STOCK" means the Class B common stock, $0.0001 par value per share, of Xenon 2.

    "CNET STANDSTILL AGREEMENT" means a Standstill Agreement between Xenon 2 and CNET to be dated as of the closing date under the NMC Merger Agreement substantially in the form of EXHIBIT B to the NMC Merger Agreement.

    "CNET VOTING AGREEMENT" means a Voting and Right of First Offer Agreement between CNET and NBC to be dated as of the closing date under the NMC Merger Agreement substantially in the form of EXHIBIT C to the NMC Merger Agreement.

    "CODE" means the Internal Revenue Code of 1986, as amended.

    "CONTRIBUTED ASSETS" means outstanding Xoom Stock immediately prior to the Effective Time and the SNAP Units to be contributed by CNET and GBI pursuant to
SECTION 3.1.


    "CONTRIBUTED ASSETS" means outstanding Xoom Stock immediately prior to the Effective Time and the SNAP Units to be contributed by CNET and GBI pursuant to
Section 3.1.


    "ENVIRONMENTAL LAWS" means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirement (including, without limitation, common law) of any foreign government, the United States, or any state, local, municipal or other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, or employee health and safety.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

    "FINAL DETERMINATION" means a determination as defined in Section 1313(a) of the Code or any other event which finally and conclusively establishes the amount of any liability for Taxes.

    "FLYING DISC" means Flying Disc Investments Limited Partnership, a Nevada limited partnership.

    "GAAP" means generally accepted accounting principles in the United States.

    "GBI" means Globalbrain.net, Inc., a California corporation.

                                     A-1-2

    "GOVERNMENTAL AUTHORITY" means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

    "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "IMPLEMENTING AGREEMENTS" means, the Registration Rights Agreement, the CNET Voting Agreement and the CNET Standstill Agreement.

    "INDEPENDENT ACCOUNTANTS" means a nationally recognized firm of independent certified public accountants selected and retained by the mutual agreement of CNET and Xenon 2.

    "INTELLECTUAL PROPERTY" shall mean any patents, patent registrations, patent applications, trademarks, trademark registrations, trademark applications, tradenames, copyrights, copyright applications, copyright registrations, franchises, universal resource locators, domain names, permits, licenses, processes, formulae, proprietary technology, inventions, trade secrets, know-how, product descriptions and specifications.

    "KNOWLEDGE OF" or "BEST KNOWLEDGE OF" a party hereto when modifying any representation and warranty shall mean that such party has no actual knowledge that such representation and warranty is not true and correct to the extent provided therein and that (i) such party has made appropriate investigations and inquiries of its officers and responsible employees and (ii) nothing has come to its attention in the course of such investigation and inquiries which would cause such party, in the exercise of due care, to believe that such representation and warranty is not true and correct to the extent provided therein; PROVIDED that each of the parties hereto shall be deemed to have satisfied the foregoing requirements by making appropriate investigations and inquiries of its officers and employees listed on SCHEDULE 1.1(a), and no knowledge of any other director, officer or employee of such party shall be imputed to the persons listed on the Schedule or to such party.

    "LIABILITY" means, as to any Person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such Person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required to be reflected, in such Person's balance sheets.

    "LIEN" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

    "LOSSES AND EXPENSES" means any and all damages, claims, losses, expenses, costs, obligations and Liabilities, including, without limiting the generality of the foregoing, Liabilities for all reasonable attorneys' fees and expenses (including attorney and expert fees and expenses incurred to enforce the terms of this Agreement), PROVIDED, HOWEVER, that "Losses and Expenses" shall not include any lost profits or other incidental, consequential or punitive damages.

    "MATERIAL ADVERSE EFFECT" means, for any party, a material adverse effect on
(i) the assets, liabilities, business, results of operations or financial condition of (A) Xoom and its Subsidiaries, taken as a whole, in the case of Xoom or (B) SNAP, in the case of SNAP or CNET; or (ii) the ability of such party to perform its obligations hereunder, under the Option Agreement, under the Voting Agreement or under the Implementing Agreements to which it is a party. Notwithstanding the foregoing, the occurrence of one of the following events, without the occurrence of any other events, shall not be deemed by itself to constitute a Material Adverse Effect: (i) a change in the market price or trading volume of the outstanding equity securities of a party that is publicly traded, (ii) the failure of a party to meet earnings estimates of equity analysts as reflected in the First Call consensus estimates for any period (or for which earnings are released) on or after the date of this Agreement and prior to the Effective Time or (iii) adverse conditions affecting the U.S. economy as a whole or affecting the multi-media industry (including internet-related businesses) as a whole (PROVIDED that in each case such changes do not affect such party in a disproportionate manner).

                                     A-1-3

    "MATERIALS OF ENVIRONMENTAL CONCERN" means any gasoline or petroleum (including, without limitation, crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

    "MEMBER OF THE CONTROLLED GROUP" means each trade or business, whether or not incorporated, which would be treated as a single employer with the named trade or business under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

    "NASDAQ" means the Nasdaq National Market.

    "NBC NOTE" means the $340,000,000 note issued by NBC to GE Investments Sub to be transferred to Xenon 2 on the closing date under the NMC Merger Agreement.

    "NMC MERGER AGREEMENT" means the Agreement and Plan of Contribution, Investment and Merger, dated as of the date hereof, among Xoom, Xenon 2, NBC, NMC and GE Investments Sub.

    "OPTION AGREEMENT" means the Stock Option Agreement, dated as of the date hereof, between NBC and Xoom.

    "OTHER PROPERTY OR MONEY" means other property or money within the meaning of Section 351(b) or Section 356(a) of the Code.

    "PERMITTED LIENS" means (i) Liens for Taxes that (x) are not yet due or delinquent or (y) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;
(ii) statutory Liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business with respect to amounts not yet overdue for a period of 45 days or amounts being contested in good faith by appropriate proceedings if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor; (iii) Liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other types of social security or similar benefits; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature; (v) easements, rights-of-way, restrictions and other similar charges or encumbrances on real property interests which, individually or in the aggregate, do not materially interfere with the ordinary conduct of the relevant entity or business, taken as a whole or the use of any such real property for its current uses; (vi) leases or subleases granted to others which do not materially interfere with the ordinary conduct of the relevant entity or business, taken as a whole; (vii) with respect to real property, title defects or irregularities that do not in the aggregate materially impair the use of the property; (viii) any other Liens imposed by operation of law that do not, individually or in the aggregate, have a Material Adverse Effect on the relevant entity or business, taken as a whole; and (ix) as to any real property leases with respect to which the relevant entity is a lessee, any Lien affecting the interest of the landlord thereunder.

    "PERSON" means any individual, corporation, partnership, joint venture, trust, incorporated organization, limited liability company, other form of business or legal entity or Governmental Authority.

    "POST-CLOSING TAX PERIOD" means any Tax period (or portion thereof) ending after the Closing Date.

    "PRE-CLOSING TAX PERIOD" means any Tax period (or portion thereof) ending on or before the Closing Date.

                                     A-1-4

    "REGISTRATION RIGHTS AGREEMENT" means the registration rights agreement among Xenon 2, NBC, CNET and Flying Disc to be dated as of the closing date under the NMC Merger Agreement having the terms set forth in EXHIBIT G to the NMC Merger Agreement.

    "SEC" means the Securities and Exchange Commission.

    "SECURITIES ACT" means the Securities Act of 1933, as amended.

    "SNAP" means SNAP! LLC, a Delaware limited liability company.

    "SNAP LLC AGREEMENT" means the limited liability company agreement of SNAP, as amended from time to time.

    "SNAP UNITS" means the units representing limited liability company interests under the SNAP LLC Agreement.

    "SUBSIDIARY" or "SUBSIDIARIES" of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity and any partnership of which such Person serves as general partner.

    "TAX AUTHORITY" shall mean any Governmental Authority having jurisdiction over Taxes.

    "TAXES" shall mean all federal, state, local and foreign taxes, fees, charges and other assessments of a similar nature, whether imposed directly or through withholding, including, without limitation, any net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall tax, premium, custom, duty or other tax, together with any interest, additions to tax, or penalties applicable thereto.

    "TAX RETURNS" shall mean all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax returns relating to Taxes.

    "VOTING AGREEMENT" means the Voting Agreement dated as of the date hereof among Xoom, NBC, Flying Disc and Chris Kitze.

    "XENON 2 CONVERTIBLE NOTE" means the $486,894,758 convertible note to be issued by Xenon 2 to GE Investments Sub on the closing date under the NMC Merger Agreement having the terms set forth in EXHIBIT H to the NMC Merger Agreement.

    "XOOM PREFERRED STOCK" means shares of preferred stock, par value $.0001 per share, of Xoom.

    "XOOM STOCK" means shares of common stock, par value $.0001 per share, of Xoom.

    (b) As used in this Agreement, each of the following capitalized terms shall have the meaning ascribed to them in the Section set forth opposite such term:

TERM                                                                                     SECTION
-------------------------------------------------------------------------------------  -----------
Affiliate Agreement..................................................................        6.13
Certificate of Merger................................................................         2.3
Class A Common Stock.................................................................         1.1
Class B Common Stock.................................................................         1.1
Closing..............................................................................         2.2
Closing Date.........................................................................         2.2

                                     A-1-5

TERM                                                                                     SECTION
-------------------------------------------------------------------------------------  -----------
Effective Time.......................................................................         2.3
ERISA................................................................................         4.1(p)
Exchange Agent.......................................................................         2.9
Form S-4.............................................................................         6.1
Indemnified Party....................................................................         6.6
Merger...............................................................................         2.1
Merger Consideration.................................................................         2.8
Proxy Statement......................................................................         6.1
Required Consents....................................................................         6.4
SEC Documents........................................................................         4.2(h)(i)
SNAP Balance Sheet...................................................................         4.1(f)
SNAPBudget...........................................................................         4.1(i)
SNAP Employees.......................................................................         6.7(a)(i)
SNAP Intellectual Property...........................................................         4.1(l)
SNAP Options.........................................................................         4.1(t)
SNAP Plans...........................................................................         4.1(p)
Stockholder Approval.................................................................         4.2(b)
Surviving Corporation................................................................         2.1
Stockholder Meeting..................................................................         6.2
Xoom Budget..........................................................................         4.2(k)
Xoom ESPP............................................................................         6.8(b)
Xoom Intellectual Property...........................................................         4.2(n)
Xoom Non-Plan Options................................................................         4.2(g)
Xoom Options.........................................................................         4.2(g)
Xoom Option Plan.....................................................................         4.2(g)
Xoom Plan Options....................................................................         4.2(g)
Xenon 2 Option.......................................................................         6.8(a)
Xenon 2 Option Plan..................................................................         6.8(a)

                                   ARTICLE II
                                   THE MERGER

    2.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Xenon 3 shall be merged (the "MERGER") with and into Xoom at the Effective Time (as defined in SECTION 2.3). Following the Merger, the separate corporate existence of Xenon 3 shall cease and Xoom shall continue as the surviving corporation (the "SURVIVING CORPORATION").

    2.2 CLOSING. Subject to the satisfaction or waiver (subject to applicable law) of the conditions set forth in ARTICLE VII, the closing of the Merger and the transactions contemplated by this Agreement (the "CLOSING") will take place on the Business Day after all the conditions to Closing (other than conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in
ARTICLE VII shall have been satisfied or waived, unless this Agreement has been theretofore terminated pursuant to its terms, unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "CLOSING DATE"). The Closing shall be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, 10017, unless another place is agreed to in writing by the parties hereto.

    2.3 EFFECTIVE TIME. As soon as practicable following the satisfaction of the conditions set forth in ARTICLE VII, the parties shall (i) file a certificate of merger (the "CERTIFICATE OF MERGER") executed in accordance with the relevant provisions of the DGCL and (ii) make all other filings or recordings

                                     A-1-6
required under the DGCL. The Merger shall become effective at such time as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "EFFECTIVE TIME").

    2.4 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Xoom and Xenon 3 shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Xoom and Xenon 3 shall become the debts, liabilities and duties of the Surviving Corporation.

    2.5 CERTIFICATES OF INCORPORATION. (a) The certificate of incorporation of Xoom, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    (b) Xoom and Xenon 2 shall cause the certificate of incorporation of Xenon 2 to be amended and restated effective as of the Effective Time so as to provide for an authorized capitalization as set forth on SCHEDULE 2.5(b) and shall otherwise be substantially the same as the certificate of incorporation of Xoom as in effect immediately prior to the Effective Time, with such changes therein as CNET, Xenon 2 and Xoom may agree upon prior to the Effective Time.

    2.6 BY-LAWS. (a) The by-laws of Xoom, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    (b) Xoom and Xenon 2 shall cause the by-laws of Xenon 2 to be amended and restated effective as of the Effective Time so as to be substantially the same as the by-laws of Xoom as in effect immediately prior to the Effective Time, with such changes therein as CNET, Xenon 2 and Xoom may agree upon prior to the Effective Time.

    2.7 OFFICERS AND DIRECTORS OF SURVIVING CORPORATION AND XENON 2. The officers of Xoom as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of the Surviving Corporation as of the Effective Time shall be as provided in SCHEDULE 2.7, which individuals will serve as directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified. Xoom and Xenon 2 shall cause the officers and directors of Xenon 2 as of the Effective Time to be as provided in SCHEDULE 2.7.

    2.8 EFFECT ON CAPITAL STOCK. (a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each share of Xoom Stock issued and outstanding immediately prior to the Effective Time (other than shares of Xoom Stock held by Xoom, all of which shall be canceled as provided in SECTION 2.8(c)) shall be converted into the right to receive one share of Class A Common Stock (the "MERGER CONSIDERATION").

    (b) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Xoom Stock shall be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Xoom Stock (a "CERTIFICATE") shall thereafter cease to have any rights with respect to such shares of Xoom Stock, except as provided herein or by law.

    (c) Each share of Xoom Stock issued and owned or held by Xoom at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and no stock of Xenon 2 or other consideration shall be delivered in exchange therefor.

    (d) Each share of common stock, par value $0.0001 per share, of Xenon 3 issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and

                                     A-1-7
nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation as of the Effective Time.

    2.9 EXCHANGE FUND. Prior to the Effective Time, Xenon 2 shall appoint a commercial bank or trust company (or a subsidiary thereof) reasonably acceptable to Xenon 2 and Xoom to act as exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration (the "EXCHANGE AGENT"). At or prior to the Effective Time, Xenon 2 shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Xoom Stock, certificates representing the Class A Common Stock issuable pursuant to SECTION 2.8 in exchange for outstanding shares of Xoom Stock.

    2.10 EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, Xenon 2 shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Xenon 2 may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor one or more shares of Class A Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the number of shares that such holder has the right to receive pursuant to SECTION 2.8. In the event of a transfer of ownership of Xoom Stock which is not registered in the transfer records of Xoom the proper number of shares of Class A Common Stock may be issued with respect to such Xoom Stock to such a transferee if the Certificate formerly representing such shares of Xoom Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    2.11 DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made with respect to shares of Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Class A Common Stock that such holder would be entitled to receive upon surrender of such Certificate until such holder shall surrender such Certificate in accordance with SECTION
2.10. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Class A Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Class A Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Class A Common Stock.

    2.12 NO FURTHER OWNERSHIP RIGHTS IN XOOM STOCK. All shares of Class A Common Stock issued upon surrender of certificates in accordance with the terms of this ARTICLE II shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Xoom Stock formerly represented thereby.

    2.13 TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this ARTICLE II shall thereafter look only to Xenon 2 for the Merger Consideration with respect to the shares of Xoom Stock formerly represented thereby to which such holders are entitled pursuant to SECTION 2.8 and SECTION 2.10 and any dividends or distributions with respect to shares of Class A Common Stock to which such holders are

                                     A-1-8
entitled pursuant to SECTION 2.11. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Xoom Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

    2.14 NO LIABILITY. None of SNAP, CNET, Xenon 2, Xenon 3, Xoom, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    2.15 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Xenon 2, the posting by such Person of a bond in such reasonable amount as Xenon 2 may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Xoom Stock formerly represented thereby and unpaid dividends and distributions on shares of Class A Common Stock deliverable in respect thereof, pursuant to this Agreement.

    2.16 FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Xoom or Xenon 3, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Xoom or Xenon 3, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

    2.17 STOCK TRANSFER BOOKS. The stock transfer books of Xoom shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Xoom Stock issued and outstanding immediately prior to the Effective Time thereafter on the records of Xoom. On or after the Effective Time, any Certificates presented to the Exchange Agent or Xenon 2 for any reason shall be canceled and exchanged for certificates representing the Merger Consideration with respect to the shares of Xoom Stock formerly represented thereby and any dividends or other distributions to which the holders thereof are entitled pursuant to SECTION 2.11.

    2.18 FEDERAL INCOME TAX CONSEQUENCES. For federal income tax purposes, it is intended that the Merger qualify as a contribution of Xoom Stock to Xenon 2 qualifying under Section 351 of the Code and as a "reorganization," within the meaning of Section 368(a) of the Code, and that each of Xenon 2, Xoom and Xenon 3 be a "party to a reorganization," within the meaning of Section 368(b) of the Code, with respect to the Merger.

                                  ARTICLE III
              CONTRIBUTIONS AND ISSUANCES OF CLASS A COMMON STOCK

    3.1 CONTRIBUTION AND ISSUANCE OF CLASS A COMMON STOCK TO CNET AND GBI. (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing and immediately after the Effective Time, CNET shall, shall cause its Subsidiaries to, and shall require GBI to, assign, transfer and convey to Xenon 2 (or one or more wholly-owned Subsidiaries of Xenon 2 designated by Xenon 2), and Xenon 2 (or one or more wholly-owned Subsidiaries of Xenon 2 designated by Xenon 2) shall acquire all of CNET's and GBI's right, title and interest to the SNAP Units held by CNET and GBI free and clear of all Liens.

                                     A-1-9

    (b) In connection with the transactions described in SECTION 3.1(a), Xenon 2, CNET and GBI shall execute all purchase, transfer and other agreements which counsel for Xoom and CNET determine are reasonably necessary to effect the transactions described therein.

    (c) In exchange for the transfer of the SNAP Units set forth in SECTION 3.1(a), at the Closing and immediately following the Effective Time, Xenon 2 shall issue to CNET 7,147,584 shares of Class A Common Stock.

    (d) In exchange for the transfer of the SNAP Units set forth in SECTION 3.1(a), at the Closing and immediately following the Effective Time, Xenon 2 shall issue to GBI 97,479 shares of Class A Common Stock.

    (e) Upon the original issuance of the shares of Class A Common Stock by Xenon 2 to CNET hereunder, and until such time as the same is no longer required hereunder or under the applicable requirements of the Securities Act or applicable state securities laws, any certificate issued representing any such Class A Common Stock shall bear the following legend:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (A) THEY ARE SO REGISTERED OR (B) UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE AND THE ISSUER IS FURNISHED WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. IN ADDITION, SUCH SHARES MAY ONLY BE TRANSFERRED PURSUANT TO THE PROVISIONS OF THE STANDSTILL
       AGREEMENT, DATED AS OF            , 1999, BETWEEN THE ISSUER AND
       CNET, INC., AS THE SAME MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER."

    (f) Upon the original issuance of the shares of Class A Common Stock by Xenon 2 to GBI hereunder, and until such time as the same is no longer required hereunder or under the applicable requirements of the Securities Act or applicable state securities laws, any certificate issued representing any such Class A Common Stock shall bear a legend containing the first sentence of the legend set forth in SECTION 3.1(e) above.

    (g) It is intended that the transfers described in SECTION 3.1(a) as part of the plan for the formation of Xenon 2 will qualify as a non-taxable transfer pursuant to Section 351 of the Code.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE PARTIES

    4.1 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SNAP. SNAP represents and warrants to Xoom as follows:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. SNAP is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. SNAP is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect. SNAP has no Subsidiaries other than SNAP! International LLC which has not commenced business operations and has no material assets or liabilities.

                                     A-1-10

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENT. The execution, delivery and performance by SNAP of this Agreement, the consummation by SNAP of the transactions contemplated hereby and the transfer of the SNAP Units pursuant hereto have been duly authorized by all necessary action on the part of SNAP and constitutes a valid and legally binding obligation of SNAP, enforceable against it in accordance with its terms.

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except as described in SCHEDULE 4.1(c), the execution, delivery and performance by SNAP of this Agreement and the consummation by SNAP of the transactions contemplated hereby will not (i) conflict with or result in a breach of any provision of the SNAP LLC Agreement; (ii) require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority) or violate or conflict with, or result in a breach of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a Lien on any of the assets of SNAP under any of the terms, conditions or provisions of any contract or license to which SNAP is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to SNAP; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii), (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        (d) CERTAIN FEES. Neither SNAP nor any of the officers, directors or employees, thereof has employed any broker or finder or incurred any other Liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby or by the NMC Merger Agreement except that SNAP has employed BT Alex. Brown Incorporated whose fees and expenses will be paid in accordance with SECTION 10.5 if the transactions contemplated by this Agreement are consummated and otherwise will be paid by SNAP.

        (e) EQUITY INTERESTS. As of the date hereof, the outstanding equity interests in SNAP and the holders thereof are set forth on SCHEDULE 4.1(e) hereto. All outstanding SNAP Units are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive rights except as set forth in the SNAP LLC Agreement and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid distributions with respect to any SNAP Units. The limited liability company interests of SNAP International LLC have been duly authorized and issued, and are fully paid and non-assessable and are owned by SNAP free and clear of all Liens. Except for the capital stock of its Subsidiaries, SNAP does not own, directly or indirectly, more than 10% of the capital stock or other ownership interest in any Person and to the extent it owns less than 10% of the capital stock or other ownership interest in any Person, such interests in the aggregate do not constitute a material part of SNAP's assets. Except as set forth on SCHEDULE 4.1(e) hereto or as provided under the terms of this Agreement, no SNAP Units are reserved for issuance, and there are no contracts, agreements, commitments or arrangements obligating SNAP to (i) offer, sell, issue or grant any equity interests in, or any options, warrants or rights of any kind to acquire any equity interests in, or any other securities that are convertible into or exchangeable for any equity interests in SNAP or (ii) to redeem, purchase or acquire, or offer to purchase or acquire, any outstanding equity interests in or any outstanding options, warrants or rights of any kind to acquire any equity interests in, or any other outstanding securities that are convertible into or exchangeable for any equity interests in SNAP. At the Effective Time, after giving effect to the transactions contemplated by this Agreement, Xenon 2 will own all of the outstanding SNAP Units other than SNAP Units owned by NBC and its Subsidiaries or SNAP Units issued pursuant to the exercise of SNAP Options free and clear of all Liens.

                                     A-1-11

        (f) FINANCIAL INFORMATION, LIABILITIES. The unaudited balance sheet for SNAP as at December 31, 1998 (the "SNAP BALANCE SHEET") and the related unaudited income statement for the six months ending December 31, 1998, copies of which are attached hereto as SCHEDULE 4.1(f) present fairly in all material respects the financial condition and results of operations of SNAP as at December 31, 1998 and for the period then ended, subject to normal year-end audit adjustments and financial statement footnote disclosure. Except as set forth on SCHEDULE 4.1(g), except as and to the extent disclosed in the SNAP Balance Sheet, and except for liabilities incurred in connection with the transactions contemplated by this Agreement and the Implementing Agreements, there are no liabilities, whether absolute, accrued, contingent or otherwise, of SNAP, that would be required to be reflected on, or reserved against, in such consolidated balance sheet of SNAP, except for (x) liabilities which, singly or in the aggregate, would not have a Material Adverse Effect and (y) liabilities incurred subsequent to the date of such balance sheet by SNAP in the ordinary course of business consistent with past practice.

        (g)  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed on
    SCHEDULE 4.1(g) since December 31, 1998, SNAP has conducted its business in all material respects only in the ordinary course consistent with past practice and there has not been (i) any material adverse change in the assets, liabilities, business, results of operations or financial condition of SNAP, or (ii) except in the ordinary course of business consistent with past practice and except for such matters that would not reasonably be expected to have a Material Adverse Effect, any damage, destruction, loss, conversion, condemnation or taking by eminent domain related to any of its material assets. In addition, except as disclosed on SCHEDULE 4.1(g), from December 31, 1998 to the date hereof, SNAP has not (A) acquired or disposed of any material assets or entered into any agreement or other arrangement for any such acquisition or disposition or (B) relinquished, forgiven or canceled any material debts or claims.

        (h)  TITLE TO PROPERTIES; ABSENCE OF LIENS.  Except as disclosed on
    SCHEDULE 4.1(h), SNAP has good title to (or, in the case of real estate or equipment leases, a valid lease to) all of its properties, assets and other rights, free and clear of all Liens except for Permitted Liens and such assets will enable Xenon 2 to conduct the business of SNAP after the Effective Time in substantially the same manner as it is currently being conducted.

        (i) PROPERTIES, CONTRACTS, PERMITS AND OTHER DATA. Except as specified in SCHEDULE 4.1(i) hereto, all rights, licenses, leases, registrations, applications, contracts, commitments and other agreements of SNAP or by which SNAP is bound are in full force and effect and are valid and enforceable in accordance with their respective terms except for such failures to be in full force and effect and valid and enforceable that would not, individually or in the aggregate, have a Material Adverse Effect. SNAP is not in breach or default in the performance of any obligation thereunder and no event has occurred or has failed to occur whereby any of the other parties thereto have been or will be released therefrom or will be entitled to refuse to perform thereunder, the enforcement of which would have, either individually or in the aggregate, a Material Adverse Effect. SNAP has provided to Xoom complete and accurate copies of SNAP's current annual budget and operating plan (the "SNAP BUDGET").

        (j) LEGAL PROCEEDINGS. Except as described in SCHEDULE 4.1(j), there is no litigation, proceeding or governmental investigation to which SNAP is a party pending or, to the best Knowledge of SNAP, threatened against it or its assets which, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or which, as of May 9, 1999, seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby. SNAP is not a party to nor are its assets subject to any judgment, writ, decree, injunction or order entered by any court or governmental authority (domestic or foreign) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

                                     A-1-12

        (k) LABOR CONTROVERSIES. Except as set forth on SCHEDULE 4.1(k), (i) there have been no labor strikes, slow-downs, work stoppages, lock-outs or other material labor controversies or disputes during the past two years, nor is any such strike, slow-down, work stoppage or other material labor controversy or dispute pending or, to the best Knowledge of SNAP, threatened with respect to the current or former employees of SNAP, (ii) SNAP is not a party to any labor contract, collective bargaining agreement, contract, letter of understanding or, to SNAP's Knowledge, any other agreement, formal or informal with any labor union or organization, nor are any of SNAP's employees represented by any labor union or organization and (iii) SNAP has not closed any facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past two years nor planned or announced any such action or program for the future.

        (l) INTELLECTUAL PROPERTY. SNAP owns or is licensed or otherwise has the right to use, all Intellectual Property currently used in its business (the "SNAP INTELLECTUAL PROPERTY"), except as would not, individually or in the aggregate, have a Material Adverse Effect. SNAP has not infringed upon or is in conflict with the Intellectual Property of any third party nor has SNAP received any written notice of any claim that it has infringed upon or is in conflict with any Intellectual Property of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on SCHEDULE 4.1(l), none of the rights of SNAP to the SNAP Intellectual Property will be impaired in any way by the transactions provided for herein, and all of the rights of SNAP to the SNAP Intellectual Property will be fully enforceable by SNAP after the Closing Date to the same extent as such rights would have been enforceable by SNAP before the Closing, without the consent or agreement of any other party other than any consents and agreements the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect. There have been no claims (whether private or governmental) against SNAP asserting the invalidity or unenforceability of its ownership, license or other right to use any of the registered SNAP Intellectual Property.

        (m) GOVERNMENT LICENSES, PERMITS, ETC. Except as set forth on SCHEDULE 4.1(m), SNAP has all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities required for the conduct of its business as presently conducted, except where failure would not, individually or in the aggregate, have a Material Adverse Effect.

        (n) CONDUCT OF BUSINESS IN COMPLIANCE WITH REGULATORY AND CONTRACTUAL REQUIREMENTS. SNAP has complied with all applicable laws, ordinances, regulations or orders or other requirements of any Governmental Authority including, without limitation, all rules, regulations and administrative orders relating to anti-competitive practices, discrimination, employment, health and safety, except where the failure to be in such compliance would not have, either individually or in the aggregate, a Material Adverse Effect.

        (o) ENVIRONMENTAL MATTERS. Except as set forth on SCHEDULE 4.1(o) and except for matters that, individually or in the aggregate, would not have a Material Adverse Effect, (i) SNAP complies and has complied with all applicable Environmental Laws, and possesses and complies with and has possessed and complied with all Environmental Permits; (ii) there are and have been no Materials of Environmental Concern, or other conditions, at any property owned or leased by SNAP that could give rise to any liability under any Environmental Law or result in costs arising out of any Environmental Law; (iii) no judicial, administrative, or arbitral proceeding (including any notice of violation or alleged violation) under any Environmental Law to which SNAP is, or to the Knowledge of SNAP will be, named as a party is pending or, to the Knowledge of SNAP, threatened, nor is SNAP the subject of any investigation in connection with any such proceeding or potential proceeding; (iv) there are no past, present, or anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could be expected to prevent, or materially increase the burden on SNAP of complying with applicable Environmental Laws or of

                                     A-1-13
    obtaining, renewing, or complying with all Environmental Permits required under such laws; and (v) SNAP has provided to the other parties true and complete copies of all Environmental Reports relating to it in the possession or control of such party.

        (p) EMPLOYEE BENEFIT MATTERS. (i) SCHEDULE 4.1(p) contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any employee or former employee of SNAP or its Subsidiaries has any present or future right to benefits and under which SNAP or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "SNAP PLANS".

        (ii) With respect to each SNAP Plan which is maintained solely by SNAP (the "SNAP LEVEL PLANS"), SNAP has made available to Xoom and Xenon 2 a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communications) by SNAP or its Subsidiaries to their employees concerning the extent of the benefits provided under a SNAP Plan; and (D) for the most recent two years
    (I) the Form 5500 and attached schedules and (II) audited financial statements.

       (iii) (A) Each SNAP Plan has been established and administered in raccordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each SNAP Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification (or is established using a prototype plan form which has received such a letter), and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) for each SNAP Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (D) no non-exempt "prohibited transaction" (as such term is defined in ERISA section 406 and Code section 4975) with respect to any SNAP Plan; and (E) no SNAP Plan provides retiree welfare benefits and neither SNAP nor its Subsidiaries have any obligations to provide any retiree welfare benefits except as provided under Section 4980B of the Code.

        (iv) No SNAP Plan is subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), no SNAP Plan is a multiple employer plan; and no SNAP Plan is subject to the minimum funding requirements of ERISA Section 302 or Code Section 412.

        (v) Neither SNAP nor any of its Subsidiaries nor any Member of the Controlled Group of which it is a member has (A) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (B) incurred, or could reasonably be expected to incur, any liability under (I) Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (II) Section 4971 of the Code that in either case could become a liability of SNAP or any Subsidiary or Xenon 2 after the Closing Date. The assets of

                                     A-1-14

    SNAP and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Code Section 412(n) by reason of a failure of any of SNAP or any Subsidiary or any Member of the Controlled Group of which it is a member to make timely installments or other payments required under Code Section 412.

        (vi) With respect to any SNAP Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of SNAP or its Subsidiaries, threatened and (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

       (vii) Except as provided on SCHEDULE 4.1(p), no SNAP Plan exists that could result in the payment to any present or former employee of SNAP or its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of SNAP or its Subsidiaries as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

        (q) ABSENCE OF CERTAIN BUSINESS PRACTICES. Neither SNAP, nor any officer, employee or agent of SNAP, nor any other Person acting on behalf of SNAP, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person or entity who is or may be in a position to help or hinder SNAP (or assist SNAP in connection with any actual or proposed transaction) which (x) subjects any party or any of their respective Affiliates, to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (y) if not given in the past, could have had a Material Adverse Effect or (z) if not continued in the future, could have a Material Adverse Effect or which might subject any party or Xenon 2 or any of their respective Affiliates to suit or penalty in any private or governmental litigation or proceeding.

        (r) TAX MATTERS. Except as set forth on SCHEDULE 4.1(r), (i) SNAP and its Subsidiaries have timely filed (or have had timely filed on their behalf) or will timely file or cause to be timely filed, all Tax Returns required by applicable law to be filed by SNAP and its Subsidiaries prior to the Effective Time. All such Tax Returns are or will be true, complete and correct in all material respects. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any of such Tax Returns and SNAP and its Subsidiaries have not requested any extension of time within which to file any material Tax Return, which return has not yet been filed. There is no pending claim by any Tax Authority of a jurisdiction where SNAP or any of its Subsidiaries has not filed Tax Returns that SNAP or any of its Subsidiaries are or may have been subject to taxation by that jurisdiction. All Taxes required to be withheld by SNAP or its Affiliates with respect to their activities, properties, employees or independent contractors have been withheld and paid over to the appropriate Tax Authority.

        (ii) SNAP and its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes due with respect to any period beginning prior to the Effective Time. No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against SNAP or its Subsidiaries. There are no liens for Taxes upon the assets of SNAP or its Subsidiaries, except for liens for current Taxes not yet due.

       (iii) SNAP and its Subsidiaries are not required to include in income any adjustment pursuant to Section 481(a) of the Code or any similar applicable provision by reason of a voluntary change in accounting method initiated by SNAP or its Subsidiaries, and neither the Internal Revenue Service nor any taxing authority has proposed in writing any such adjustment or change in accounting method. SNAP and its Subsidiaries have not received a tax ruling or entered into a

                                     A-1-15
    closing agreement with any taxing authority that would have a Material Adverse Effect on SNAP or its Subsidiaries.

        (iv) SNAP and its Subsidiaries have not made any payments, are not obligated to make any payments, and are not a party to any agreement that could obligate it to make any payments that would not be deductible pursuant to Section 280G of the Code.

        (v) SNAP has been and currently is taxable as a partnership for federal income tax purposes and in all jurisdictions in which it is subject to Taxes or files Tax Returns. Each of SNAP's Subsidiaries has been and currently is
    (A) wholly owned by SNAP and (B) an entity disregarded from its owner pursuant to Section 301.7701-2 of the Treasury Regulations. Neither SNAP nor any Subsidiary is a party to any safe harbor lease within the meaning of
    Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. SNAP and its Subsidiaries are not a party to any joint venture, partnership, or other agreement, contract, or arrangement (either in writing or verbally, formally or informally) which could be treated as partnership for federal income tax purposes.

        (vi) Neither SNAP nor any of its Subsidiaries has a "permanent establishment," as defined in any applicable Tax treaty or convention of the United States of America, or fixed place of business in any foreign country. SNAP and its Subsidiaries are in compliance with the terms and conditions of any applicable tax exemptions, agreements or orders of any foreign government to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

       (vii) Neither SNAP nor any of its Subsidiaries is or has been bound by any tax sharing or tax allocation agreement, and it has no contractual obligation to indemnify any other person with respect to Taxes.

        (s) YEAR 2000 COMPLIANCE. SNAP has adopted and implemented a commercially reasonable plan to provide (x) that the change of the year from 1999 to the year 2000 will not have a Material Adverse Effect and (y) that the impacts of such change on the venders and customers of SNAP will not have a Material Adverse Effect. In SNAP's reasonable best estimate, no expenditures materially in excess of currently budgeted items previously disclosed to Xoom and Xenon 2 will be required in order to cause the information and business systems of SNAP to operate properly following the change of the year 1999 to the year 2000. SNAP reasonably expects any material issues related to such change of the year will be resolved in accordance with the timetable set forth in such plan (and in any event on a timely basis in order to be resolved before the year 2000). Between the date of this Agreement and the Effective Time, SNAP shall continue to use commercially reasonable efforts to implement such plan.

        (t) OPTIONS. Except for the SNAP 1998 LLC Option Plan SNAP has never adopted or maintained any option plan or other plan providing for equity compensation of any Person. SNAP has reserved 1,604,938 units for issuance pursuant to the SNAP 1998 LLC Option Plan ("SNAP OPTIONS"), of which 1,432,970 have been issued as of the date hereof, all of which units remain subject to SNAP Options unexercised as of the date hereof. Except as set forth in SCHEDULE 4.1(t), none of the SNAP Options will be accelerated in any way by the transactions contemplated by this Agreement. SNAP has made available to Xoom and Xenon 2 accurate and complete copies of all option plans pursuant to which SNAP has granted options and the applicable vesting schedule for each such option. All units subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in SCHEDULE 4.1(t), there are no commitments or agreements of any character to which SNAP is bound obligating SNAP to accelerate the vesting of any SNAP Options as a result of this Agreement. SCHEDULE 4.1(e) lists each outstanding SNAP Option and identifies with respect to each such SNAP

                                     A-1-16

    Option; its exercise price; its grant date; its vesting schedule; and what portion of such SNAP Option remains outstanding as of the date hereof. SNAP shall prepare and deliver to Xenon 2 and Xoom an updated version of SCHEDULE 4.1(e) prior to the Effective Time as of a date no earlier than 5 days prior to the Effective Time.

        (u) ENTIRE BUSINESS. Except as set forth in SCHEDULE 4.1(l), SNAP owns, is licensed or otherwise has the right to use all the material properties and assets, and has all other rights, reasonably necessary for the conduct of the business of SNAP as currently conducted.

    4.2 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO XOOM. Xoom represents and warrants to CNET and SNAP as follows:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. Xoom and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. Xoom and each of its Subsidiaries party to an Implementing Agreement has all requisite power and authority to enter into this Agreement, the Voting Agreement, the Option Agreement and the Implementing Agreements to which it is a party and to perform its obligations hereunder and thereunder. Xoom and each of its Subsidiaries is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect.

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENT. The execution, delivery and performance by Xoom and each of its Subsidiaries of this Agreement, the Voting Agreement, the Option Agreement and the Implementing Agreements to which Xoom or its Subsidiaries is a party and the consummation by Xoom and each of its Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Xoom and each of its Subsidiaries, subject to obtaining the affirmative vote of the holders of a majority of the outstanding shares of Xoom Stock (the "STOCKHOLDER APPROVAL"). The Stockholder Approval is the only vote of the holders of any class or series of Xoom's securities necessary to adopt this Agreement and approve the transactions contemplated hereby. On or before the date hereof, the Board of Directors of Xoom, at a meeting duly called and held, by the unanimous vote of the directors present at such meeting and not abstaining (i) determined that this Agreement, the Option Agreement, the Voting Agreement, and the Merger and the other transactions contemplated hereby and thereby, are advisable, (ii) declared the advisability of and approved this Agreement, the Option Agreement, the Voting Agreement and each of the Implementing Agreements, and (iii) resolved to recommend that the holders of shares of Xoom Stock adopt this Agreement and approve the Merger. Each of this Agreement, the Option Agreement and the Voting Agreement has been, and each of the Implementing Agreements to which Xoom or any of its Subsidiaries is a party will on the Closing Date be, duly executed and delivered by Xoom and each of its Subsidiaries and constitutes or, in the case of the other Implementing Agreements, upon execution thereof will constitute, a valid and legally binding obligation of Xoom and its Subsidiaries, enforceable against each in accordance with their respective terms.

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except as described in SCHEDULE 4.2(c), the execution, delivery and performance of this Agreement, the Voting Agreement, the Option Agreement and the Implementing Agreements by Xoom and its Subsidiaries and the consummation by such party of the transactions contemplated hereby and thereby will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws or other governing documents of Xoom or any of its Subsidiaries; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority) or violate or conflict with, or result in a breach

                                     A-1-17
    of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a Lien on any of the assets of Xoom or its Subsidiaries under, any of the terms, conditions or provisions of any contract or license to which Xoom or any of its Subsidiaries is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to Xoom or any of its Subsidiaries; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii), (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        (d) CERTAIN FEES. Neither Xoom nor any of its Subsidiaries nor the officers, directors or employees thereof have employed any broker or finder or incurred any other Liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby; except that Xoom has employed Bear, Stearns & Co., Inc. and Hambrecht & Quist, LLC whose fees and expenses will be paid in accordance with SECTION
    10.5 if the transactions contemplated by this Agreement are consummated and otherwise will be paid by Xoom. Xoom has provided NBC a copy of the engagement letter entered into with Hambrecht & Quist, LLC related to the transactions contemplated hereby.

        (e) OPINION OF FINANCIAL ADVISOR. Xoom has received the opinion of Bear, Stearns & Co. Inc., as of the date hereof, with respect to the fairness of the transaction contemplated by this Agreement from a financial point of view.

        (f) CAPITAL STOCK. The authorized capital stock of Xoom consists of 40,000,000 shares of Xoom Stock and 5 million shares of Xoom Preferred Stock, of which 17,162,056 shares of Xoom Stock and no shares of Xoom Preferred Stock have been issued and are outstanding as of the date hereof. All outstanding shares of Xoom Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Xoom or any agreement to which Xoom is a party or by which it is bound and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of Xoom Stock. The authorized capital stock of Xenon 2 consists of 100 shares of common stock, par value $0.0001 per share, of which 100 shares have been issued and are outstanding and held by Xoom as of the date hereof. The authorized capital stock of Xenon 3 consists of 100 shares of common stock, par value $0.0001 per share, of which 100 shares have been issued and are outstanding and held by Xenon 2 as of the date hereof. All of the shares of capital stock of each of the Subsidiaries of Xoom and Xenon 2 are duly authorized and issued, fully paid and nonassessable and are owned by Xoom or another Subsidiary of Xoom free and clear of all Liens. Except for the capital stock of its Subsidiaries, Xoom does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

        (g) STOCK OPTIONS. Except for the Xoom ESPP, the Xoom Option Plan pursuant to which the Xoom Plan Options were issued, and the Xoom Non-Plan Options (together with the Xoom Plan Options, the "XOOM OPTIONS"), neither Xoom nor any of its Subsidiaries has ever adopted or maintained any stock option plan or other plan providing for equity compensation of any person. Xoom has reserved 3,535,224 shares of Xoom Stock for issuance pursuant to the Xoom ESPP, Xoom Plan Options and Xoom Non-Plan Options, of which 3,336,157 have been issued as of the date hereof, of which 2,043,556 shares remain subject to Xoom Plan Options unexercised as of the date hereof and 981,212 shares remain subject to Xoom Non-Plan Options unexercised as of the date hereof. Except pursuant to SECTION 6.8 and as reflected on SCHEDULE 4.2(g) none of the Xoom Options will be accelerated in any way by the transactions contemplated by this Agreement. Xoom and its Subsidiaries have made available to CNET accurate and complete copies of all stock option

                                     A-1-18
    plans pursuant to which Xoom and its Subsidiaries have granted stock options that are currently outstanding, the form of all stock option agreements evidencing such options and the applicable vesting schedule for each such option. All shares of Xoom Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in SCHEDULE 4.2(g) or as contemplated by this Agreement, there are no commitments or agreements of any character to which Xoom or any of its Subsidiaries are bound obligating Xoom or any of its Subsidiaries to accelerate the vesting of any Xoom Option as a result of this Agreement. SCHEDULE 4.2(g) lists each outstanding Xoom Option and identifies with respect to each such Xoom Option whether it is a Xoom Plan Option or a Xoom Non-Plan Option; its exercise price; its grant date; its vesting schedule; and what portion of such Xoom Option remains outstanding as of the date hereof. Xoom and its Subsidiaries shall prepare and deliver to CNET an updated version of SCHEDULE 4.2(g) prior to the Effective Time as of a date no earlier than 5 days prior to the Effective Time.

        (h)  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
    SECTION 4.2(f) and SECTION 4.2(g) and on SCHEDULE 4.2(h), there are no equity securities, partnership interests or similar ownership interests of any class of any equity security of Xoom or any of its Subsidiaries, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in SCHEDULE 4.2(h) or as set forth in SECTION 4.2(g) hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Xoom or any of its Subsidiaries is a party or by which Xoom or any of its Subsidiaries is bound obligating Xoom or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Xoom or any of its Subsidiaries or obligating Xoom or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Xoom or any of its Subsidiaries is a party or by which they are bound with respect to any equity security, partnership interest or similar ownership interest of any class of any equity security of Xoom or any of its Subsidiaries.

        (i) SEC FILINGS, FINANCIAL INFORMATION, LIABILITIES. Xoom has filed and made publicly available a true and complete copy of each report, schedule, registration statement and definitive proxy statement required to be filed with the SEC since December 9, 1998 (the "SEC DOCUMENTS"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such SEC Documents. None of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Xoom included in the SEC Documents comply as to form in all material respect with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP during the period involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC, or for normal year-end adjustments) and fairly present in all material respects the consolidated financial position of Xoom and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash for the periods then ended. Except as set forth in the SEC Documents (including any item accounted for in the financial statements contained in the SEC Documents or

                                     A-1-19
    set forth in the notes thereto) as of December 31, 1998, neither Xoom nor any of its Subsidiaries had, and since such date neither Xoom or any of its Subsidiaries has incurred, any claims, liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would have a Material Adverse Effect on Xoom (other than claims, liabilities or obligations contemplated by this Agreement or expressly permitted to be incurred pursuant to this Agreement). In addition, since December 31, 1998, there has not been any declaration, setting aside or payment of a dividend or other distribution with respect to Xoom Stock or any material change in accounting methods or practices by Xoom or any of its Subsidiaries.

        (j)  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed on
    SCHEDULE 4.2(j) since December 31, 1998, Xoom and each of its Subsidiaries have conducted their businesses in all material respects only in the ordinary course, consistent with past practice and there has not been prior to the date hereof, (x) any material adverse change in the assets, liabilities, business, results of operations or financial condition of Xoom or any of its Subsidiaries or (y) except in the ordinary course of business consistent with past practice and except for such matters that would not reasonably be expected to have a Material Adverse Effect, any damage, destruction, loss, conversion, condemnation or taking by eminent domain related to any material asset of Xoom and any of its Subsidiaries, taken as a whole. In addition, except as disclosed on SCHEDULE 4.2(j), from December 31, 1998 to the date hereof, neither Xoom nor any of its Subsidiaries has
    (A) acquired or disposed of any material assets or entered into any agreement or other arrangement for any such acquisition or disposition or
    (B) relinquished, forgiven or canceled any material debts or claims.

        (k) PROPERTIES, CONTRACTS, PERMITS AND OTHER DATA. Except as specified in SCHEDULE 4.2(k) hereto, all rights, licenses, leases, registrations, applications, contracts, commitments and other agreements of Xoom and its Subsidiaries are in full force and effect and are valid and enforceable in accordance with their respective terms except for such failures to be in full force and effect and valid and enforceable that would not, individually or in the aggregate, have a Material Adverse Effect. Neither Xoom nor any of its Subsidiaries is in breach or default in the performance of any obligation thereunder and no event has occurred or has failed to occur whereby any of the other parties thereto have been or will be released therefrom or will be entitled to refuse to perform thereunder, the enforcement of which would have, either individually or in the aggregate, a Material Adverse Effect. Xoom has provided to CNET complete and accurate copies of its current annual budget and operating plan (the "XOOM BUDGET").

        (l) LEGAL PROCEEDINGS. Except as described in SCHEDULE 4.2(l), there is no litigation, proceeding or governmental investigation to which Xoom or any of its Subsidiaries is a party pending or, to the best Knowledge of Xoom or any of its Subsidiaries, threatened against Xoom or any of its Subsidiaries which, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or which, as of May 9, 1999, seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby. Neither Xoom nor any of its Subsidiaries is a party to, nor are any of their respective assets subject to, any judgment, writ, decree, injunction or order entered by any court or governmental authority (domestic or foreign) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

        (m) LABOR CONTROVERSIES. Except as set forth on SCHEDULE 4.2(m), (i) there have been no labor strikes, slow-downs, work stoppages, lock-outs or other material labor controversies or disputes during the past two years, nor is any such strike, slow-down, work stoppage or other material labor controversy or dispute pending or, to the best Knowledge of such party, threatened with respect to the current or former employees of Xoom and its Subsidiaries, (ii) neither Xoom nor any of its Subsidiaries is a party to any labor contract, collective bargaining agreement,

                                     A-1-20
    contract, letter of understanding or, to such party's Knowledge, any other agreement, formal or informal with any labor union or organization, nor are any of Xoom's or any of its Subsidiaries' employees represented by any labor union or organization nor have there been any labor union organizing activities at any Xoom or any of its Subsidiaries' facilities within the last three years and (iii) neither Xoom nor any of its Subsidiaries has closed any facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past two years nor has Xoom or any of its Subsidiaries planned or announced any such action or program for the future.

        (n) INTELLECTUAL PROPERTY. Xoom or its Subsidiaries own or are licensed or otherwise have the right to use, all Intellectual Property currently used by Xoom and its Subsidiaries (the "XOOM INTELLECTUAL PROPERTY"), except as would not, individually or in the aggregate, have a Material Adverse Effect. Neither Xoom nor any of its Subsidiaries has infringed upon or is in conflict with the Intellectual Property of any third party nor has Xoom or any of its Subsidiaries received any written notice of any claim that Xoom or any of its Subsidiaries has infringed upon or is in conflict with any Intellectual Property of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on SCHEDULE 4.2(n), none of the rights of Xoom or any of its Subsidiaries to the Xoom Intellectual Property will be impaired in any way by the transactions provided for herein, and all of the rights of Xoom and its Subsidiaries to the Xoom Intellectual Property will be fully enforceable by Xenon 2 after the Closing Date to the same extent as such rights would have been enforceable by Xoom and its Subsidiaries before the Closing, without the consent or agreement of any other party other than any consents and agreements the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect. There have been no claims (whether private or governmental) against Xoom or its Subsidiaries asserting the invalidity or unenforceability of its ownership, license or other right to use to any of the registered Xoom Intellectual Property.

        (o) GOVERNMENT LICENSES, PERMITS, ETC. Except as set forth on SCHEDULE 4.2(o), Xoom and its Subsidiaries have all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities required for the conduct of its Business as presently conducted, except where failure would not, individually or in the aggregate, have a Material Adverse Effect.

        (p) CONDUCT OF BUSINESS IN COMPLIANCE WITH REGULATORY AND CONTRACTUAL REQUIREMENTS. Xoom and its Subsidiaries have complied with all applicable laws, ordinances, regulations or orders or other requirements of any Governmental Authority, including, without limitation, all rules, regulations and administrative orders relating to anti-competitive practices, discrimination, employment, health and safety, except where the failure to be in such compliance would not have, either individually or in the aggregate, a Material Adverse Effect.

        (q) EMPLOYEE BENEFIT MATTERS. (i) SCHEDULE 4.2(q)(i) contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any employee or former employee of Xoom or its Subsidiaries has any present or future right to benefits and under which Xoom or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "XOOM PLANS".

        (ii) With respect to each Xoom Plan, Xoom and its Subsidiaries have made available to CNET a current, accurate and complete copy (or, to the extent no such copy exists, an accurate

                                     A-1-21
    description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communications) by Xoom or its Subsidiaries to their employees concerning the extent of the benefits provided under a Xoom Plan; and (D) for the most recent two years (I) the Form 5500 and attached schedules and (II) audited financial statements.

       (iii) (A) Except as set forth on SCHEDULE 4.2(q)(iii), each Xoom Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each Xoom Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification (or established using a prototype plan form which has received such a letter), and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) for each Xoom Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (D) no nonexempt "prohibited transaction" (as such term is defined in ERISA section 406 and Code section
    4975) with respect to any Xoom Plan; and (E) no Xoom Plan provides retiree welfare benefits and neither Xoom nor any of its Subsidiaries have any obligations to provide any retiree welfare benefits except as provided under
    Section 4980B of the Code.

        (iv) No Xoom Plan is subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), no Xoom Plan is a multiple employer plan; and no Xoom Plan is subject to the minimum funding requirements of ERISA Section 302 or Code Section 412.

        (v) Neither Xoom nor any of its Subsidiaries nor any Member of the Controlled Group of which it is a member has (A) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (B) incurred, or could reasonably be expected to incur, any liability under (I) Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (II) Section 4971 of the Code that in either case could become a liability of Xoom or CNET or any of their respective Subsidiaries after the Closing Date. The assets of Xoom and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Code Section 412(n) by reason of a failure of any of any Subsidiary or any Member of the Controlled Group of which it is a member to make timely installments or other payments required under Code Section 412.

        (vi) With respect to any Xoom Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Xoom and its Subsidiaries, threatened and (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

       (vii) Except as provided on SCHEDULE 4.2(q)(vii), no Xoom Plan exists that could result in the payment to any present or former employee of Xoom or its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Xoom or its Subsidiaries as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

        (r) ABSENCE OF CERTAIN BUSINESS PRACTICES. Neither Xoom nor any of its Subsidiaries, nor any officer, employee or agent thereof, nor any other Person acting on behalf of such Persons, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person or entity who is or may be in a

                                     A-1-22
    position to help or hinder Xoom or its Subsidiaries (or assist Xoom or its Subsidiaries in connection with any actual or proposed transaction) which
    (x) subjects any party or any of its Subsidiaries, to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (y) if not given in the past, could have had a Material Adverse Effect or (z) if not continued in the future, could have a Material Adverse Effect or which might subject any party or Xenon 2 or any of their respective Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

        (s) TAX MATTERS. Except as set forth in SCHEDULE 4.2(s), (i) Xoom and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will timely file or cause to be timely filed, all Tax Returns required by applicable law to be filed by any of them prior to the Effective Time. All such Tax Returns are or will be true, complete and correct in all material respects. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any of such Tax Returns and neither Xoom nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Return, which return has not yet been filed. There is no pending claim by any tax authority of a jurisdiction where Xoom or any of its Subsidiaries has not filed Tax Returns that Xoom or such Subsidiary is or may have been subject to taxation by that jurisdiction. All Taxes required to be withheld by Xoom or its Affiliates with respect to their activities, properties, employees or independent contractors have been withheld and paid over to the appropriate Tax Authority.

        (ii) Xoom and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes due with respect to any period beginning prior to the Effective Time. No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Xoom or any of its Subsidiaries. There are no liens for Taxes upon the assets of Xoom or any of its Subsidiaries, except for liens for current Taxes not yet due.

       (iii) Neither Xoom nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code or any similar applicable provision by reason of a voluntary change in accounting method initiated by Xoom or any of its Subsidiaries, and neither the Internal Revenue Service nor any taxing authority has proposed in writing any such adjustment or change in accounting method. Neither Xoom nor any of its Subsidiaries has received a tax ruling or entered into a closing agreement with any taxing authority that would have a continuing Material Adverse Effect upon Xoom or any of its Subsidiaries.

        (iv) Neither Xoom nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that would not be deductible pursuant to
    Section 280G of the Code.

        (v) Neither Xoom nor any of its Subsidiaries has a "permanent establishment," as defined in any applicable Tax treaty or convention of the United States of America, or fixed place of business in any foreign country. Xoom and its Affiliates are in compliance with the terms and conditions of any applicable tax exemptions, agreements or orders of any foreign government to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

        (vi) Neither Xoom nor any Subsidiary is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. Xoom and its Subsidiaries are not a party to any joint venture, partnership, or other agreement, contract, or arrangement (either in writing or verbally, formally or informally) which could be treated as partnership for federal income tax purposes.

                                     A-1-23

       (vii) Neither Xoom nor any of its Subsidiaries is or has been bound by any tax sharing or tax allocation agreement, and it has no contractual obligation to indemnify any other person with respect to Taxes.

        (t) SECTION 203. The Board of Directors of Xoom and each of its Subsidiaries has taken appropriate action so that the provisions of Section 203 of the DGCL restricting "business combinations" with "interested stockholders" (each as defined in such Section 203) will not, prior to the termination of this Agreement pursuant to ARTICLE IX hereof, apply to CNET or SNAP or any of their Affiliates with respect to this Agreement, the NMC Merger Agreement, the Voting Agreement, the Option Agreement or any of the Implementing Agreements or any of the transactions contemplated hereby or thereby.

        (u) YEAR 2000 COMPLIANCE. Except as set forth in SCHEDULE 4.2(v), Xoom, and each of its Subsidiaries has adopted and implemented a commercially reasonable plan to provide (x) that the change of the year from 1999 to the year 2000 will not have a Material Adverse Effect and (y) that the impacts of such change on the venders and customers of Xoom and each of its Subsidiaries will not have a Material Adverse Effect. In the reasonable best estimate of Xoom and each of its Subsidiaries, no expenditures materially in excess of currently budgeted items previously disclosed to CNET will be required in order to cause the information and business systems of Xoom and each of its Subsidiaries to operate properly following the change of the year 1999 to the year 2000. Xoom and each of its Subsidiaries reasonably expects any material issues related to such change of the year will be resolved in accordance with the timetable set forth in such plan (and in any event on a timely basis in order to be resolved before the year
    2000). Between the date of this Agreement and the Effective Time, Xoom and each of its Subsidiaries shall continue to use commercially reasonable efforts to implement such plan.

        (v) NO BUSINESS ACTIVITIES. Neither Xenon 2 nor Xenon 3 has conducted any activities other than in connection with their organization, the negotiation and execution of this Agreement and the NMC Merger Agreement and the consummation of the transactions contemplated hereby and thereby.

    4.3 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO CNET. CNET represents and warrants to Xoom as follows:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. CNET is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. CNET has all requisite power and authority to enter into this Agreement and the Implementing Agreements to which it is a party and to perform its obligations hereunder and thereunder. CNET is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect.

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENT. The execution, delivery and performance by CNET of this Agreement and the Implementing Agreements to which it is a party and the consummation by CNET of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of CNET. No vote of the holders of any class or series of CNET's securities is necessary to approve this Agreement and the transactions contemplated hereby. This Agreement has been, and each of the other Implementing Agreements to which CNET is a party will on the Closing Date be, duly executed and delivered by CNET and constitutes or, in the case of the Implementing Agreements, upon execution thereof will constitute, a valid and legally binding obligation of CNET enforceable against it in accordance with its terms.

                                     A-1-24

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except for the consent of NBC under the SNAP LLC Agreement and except as described in SCHEDULE 4.3(c), the execution, delivery and performance of this Agreement and the Implementing Agreements to which it is a party by CNET and the consummation by it of the transactions contemplated hereby and thereby will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of CNET; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority) or violate or conflict with, or result in a breach of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, any of the terms, conditions or provisions of any contract or license to which CNET is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to CNET; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii), (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        (d) CERTAIN FEES. Neither CNET or any of its Subsidiaries nor the officers, directors or employees, thereof have employed any broker or finder or incurred any other Liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby; except that CNET has employed and will pay all fees and expenses of Morgan Stanley & Co. Incorporated incurred on its behalf.

        (e) TITLE TO PROPERTIES; ABSENCE OF LIENS. CNET has, and at the Closing Xenon 2 will acquire, good title to all of the SNAP Units held by CNET (which represent approximately 81% of the outstanding SNAP Units as of the date hereof), free and clear of all Liens (other than Liens created, imposed or granted by Xenon 2 and as set forth in the SNAP LLC Agreement).

        (f) ACCREDITED INVESTOR. CNET is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. CNET (i) is purchasing the Class A Common Stock for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof, in violation of the Securities Act; (ii) has had an opportunity to ask questions of the officers and directors of, and has had access to information concerning, Xenon 2 and its Subsidiaries; (iii) has knowledge, sophistication and experience in business and financial matters and risks of such investment; (iv) is able to bear the economic risk of such investment; and (v) is able to afford a complete loss of such investment.

        (g) LEGAL PROCEEDINGS. Except as described in CNET's periodic reports and other filings with the SEC, there is no litigation, proceeding or governmental investigation to which CNET or its Subsidiaries is a party pending or, to the best Knowledge of CNET, threatened against it or its Subsidiaries which, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or which, as of May 9, 1999, seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby. CNET is not a party to nor are its assets subject to any judgment, writ, decree, injunction or order entered by any court or governmental authority (domestic or foreign) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

    4.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties given by the parties in ARTICLE IV and in the certificates delivered pursuant to ARTICLE VII shall survive the Closing.

                                     A-1-25

    4.5 NO OTHER REPRESENTATION OR AND WARRANTIES. Except for the representations and warranties set forth in this ARTICLE IV, the parties hereto make no other representations or warranties, express or implied.

                                   ARTICLE V
                  CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME

    5.1 CONDUCT OF THE BUSINESS OF XOOM PENDING THE CLOSING. Xoom agrees that except with the prior written consent of CNET (PROVIDED that if NBC has consented to any Xoom action under the NMC Merger Agreement, Xoom shall not be required to get CNET's consent under this Agreement to take the same action) and except as may be expressly permitted by this Agreement or as set forth on
SCHEDULE 5.1, prior to the Closing, it shall, and shall cause, its Subsidiaries to operate their businesses only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships (consistent with past practice) and maintain all rights, privileges and franchises in the normal conduct of Xoom's businesses. Without limitation of the foregoing, from the date hereof until the Effective Time, except as expressly permitted by this Agreement or as set forth on SCHEDULE 5.1, Xoom shall not:

        (a) amend its certificate of incorporation or bylaws;

        (b) issue, purchase or redeem, or authorize or propose the issuance, purchase or redemption of, or declare or pay any dividend with respect to, any shares of capital stock of Xoom or any class of securities convertible into, or rights, warrants or options to acquire, any such shares of other convertible securities other than (i) issuances of Xoom Stock pursuant to Xoom Options outstanding on the date hereof, the Option Agreement or the obligations to issue Xoom Stock set forth on SCHEDULE 4.2(h) and (ii)(x) Xoom Options with an exercise price of not less than the fair market value on the date of grant and vesting over not less than 2 years, to be issued to employees currently holding Xoom Plan Options exercisable in the aggregate for not more than that number of shares of Xoom Stock that equals 15% of the shares of Xoom Stock for which Xoom Plan Options will remain unvested and nonexercisable after giving effect to the acceleration of vesting described in SECTION 6.8 of the NMC Merger Agreement; and (y) Xoom Options with an exercise price of not less than 85% of the fair market value on the date of grant, and vesting over not less than 3 years, to be issued to employees currently holding Xoom Non-Plan Options exercisable in the aggregate for not more than the lesser of (i) that number of shares of Xoom that equals two times the number of shares of Xoom for which Xoom Non-Plan Options will remain unvested and nonexercisable and terminate after giving effect to the acceleration of vesting described in SECTION 6.8 of the NMC Merger Agreement or (ii) 150,000 shares of Xoom.

        (c) adopt any stockholders rights plan or take any other action which would restrict or impede the ability of CNET to acquire any shares of Xoom Stock to the extent permitted by the terms hereof;

        (d) acquire any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or acquire of any minority investment in any Person, except for any acquisitions for consideration not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such acquisitions.

        (e) dispose of any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or dispose of any minority investment in any Person, except for any dispositions having a

                                     A-1-26
    fair market value not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such dispositions;

        (f) except as otherwise permitted by this SECTION 5.1, make any expenditures other than in the ordinary course of business and in any event not in excess of the aggregate budgeted expenditures provided in the Xoom Budget;

        (g) except as otherwise permitted by SECTION 5.1(d), enter into any transaction involving a cash expenditure other than in the ordinary course of business consistent with past practice;

        (h) except as otherwise permitted by this SECTION 5.1, enter into any transaction involving the incurrence of indebtedness other than in the ordinary course of business consistent with past practice;

        (i) enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of Xoom;

        (j) file any voluntary petition for bankruptcy or receivership of Xoom or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of Xoom;

        (k) except as required by applicable law, as contemplated by this Agreement or the NMC Merger Agreement or to the extent required under existing employee benefit plans, agreements or arrangements as in effect on the date of this Agreement, (A) increase the compensation or fringe benefits of any present or former director, officer or employee of Xoom or its Subsidiaries, except for increases, in the ordinary course of business, in salary or wages of employees who are not officers, (B) except in the ordinary course of business grant any severance or termination pay to any present or former director, officer or employee of Xoom or its Subsidiaries or (C) enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any present or former director, officer or employee of Xoom or its Subsidiaries;

        (l) allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;

        (m) except with respect to transactions permitted by this SECTION 5.1(d) or SECTION 5.1(e), enter into any contract, agreement, joint venture or other commitment that is not terminable in Xoom's sole discretion on or prior to one year from the date hereof without payment of any termination fee or penalty;

        (n) settle any claim, action or proceeding involving money damages in excess of $50,000 in the aggregate or that could result in any injunction or prohibition on any part of the business of Xoom; or

        (o) authorize any of, or commit or agree to take any of, the foregoing actions.

    5.2 CONDUCT OF THE BUSINESS OF SNAP PENDING THE CLOSING. SNAP agrees that except with the prior written consent of Xoom, and except as may be expressly permitted or contemplated by this Agreement or as set forth on SCHEDULE 5.2, prior to the Closing it shall, and shall cause its subsidiary to operate their businesses only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships and maintain all rights, privileges and franchises necessary or desirable in

                                     A-1-27
the normal conduct of SNAP's businesses. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as expressly permitted or contemplated by this Agreement or as set forth on SCHEDULE 5.2, SNAP shall not:

        (a) amend the SNAP LLC Agreement;


        (b) issue, purchase or redeem, or authorize or propose the issuance, purchase or redemption of, or make any distribution with respect to, any equity interests of SNAP or any class of securities convertible into, or rights, warrants or options to acquire, any such equity interests or other convertible securities other than (i) pursuant to employee options outstanding on the date hereof or issued in accordance herewith, (ii) SNAP Options issued pursuant to commitments to issue SNAP Options that were included in job offers outstanding as of May 9, 1999, as identifed on
    SCHEDULE 4.1(T) as amended and (iii) additional options that, when added to SNAP Options previously outstanding, do not exceed options for units equal in number to 17% of the units of SNAP;


        (c) acquire any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or acquire any minority investment in any Person, except for any acquisitions for consideration not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such acquisitions;

        (d) dispose of any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or dispose of any minority investment in any Person, except for any dispositions having a fair market value not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such dispositions;

        (e) except as otherwise permitted by this SECTION 5.2, make any expenditures other than in the ordinary course of business and in any event not in excess of the aggregate budgeted expenditures provided in the SNAP Budget;

        (f) except as otherwise permitted by SECTION 5.2(c), enter into any transaction involving a cash expenditure by SNAP other than in the ordinary course of business consistent with past practice;

        (g) except as otherwise permitted by this SECTION 5.2, enter into any transaction involving the incurrence of indebtedness by SNAP other than in the ordinary course of business consistent with past practice;

        (h) file any voluntary petition for bankruptcy or receivership of SNAP or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of SNAP;

        (i) except with respect to transactions permitted by this SECTION 5.2(c) and SECTION 5.2(d), enter into any contract, agreement, joint venture or other commitment that is not terminable in SNAP's sole discretion on or prior to one year from the date hereof without payment of any termination fee or penalty;

        (j) except as required by applicable law, as contemplated in this Agreement or the NMC Merger Agreement or to the extent required under existing employee benefit plans, agreements or arrangements as in effect on the date of this Agreement, (A) increase the compensation or fringe benefits of any employee of SNAP, except for increases, in the ordinary course of business, in salary or wages of employees who are not officers, (B) except in the ordinary course of business grant any severance or termination pay to any employee of SNAP, (C) hire, except in the ordinary course of business, any new employees or consultants, or (D) enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred

                                     A-1-28
    compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any employee of SNAP;

        (k) allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;

        (l) except as otherwise permitted by SECTION 5.2(d), dispose of or abandon outside the ordinary course of business any assets of SNAP that are material, individually or in the aggregate, to SNAP and not transfer any rights of material value of SNAP;

        (m) permit or allow any of the material assets of SNAP to become subject to any Liens, except for Permitted Liens or waive any material claims or rights of SNAP;

        (n) except as otherwise permitted by SECTION 5.2(c), acquire or agree to acquire outside the ordinary course of business any assets that are material, individually or in the aggregate, to SNAP;

        (o) enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of SNAP;

        (p) settle any claim, action or proceeding involving money damages in excess of $50,000 in the aggregate or that could result in any injunction or prohibition on any part of the business of SNAP; or

        (q) authorize any of, or commit or agree to take any of, the foregoing actions.

    5.3 ACCESS TO INFORMATION. From the date hereof to the Closing Date, each of Xoom and CNET and their respective Subsidiaries shall use reasonable efforts to afford the officers, employees, auditors and other agents of CNET and Xoom reasonable access during normal business hours to the officers, employees, properties, offices, plants and other facilities of (i) SNAP, in the case of CNET and (ii) Xoom and its Subsidiaries, in the case of Xoom, and to the contracts, commitments, books, records and Tax Returns relating thereto, and shall use reasonable efforts to furnish such Persons all such documents and such financial, operating and other data and information regarding such businesses and Persons that are in the possession of such Person as CNET or Xoom, as applicable, through their respective officers, employees or agents may from time to time reasonably request. All such information, as well as any information provided prior to the date hereof, shall be used only for the purposes of the transactions contemplated hereby and, unless required by subpoena or otherwise required by law, the parties agree not to disclose to any third party (other than their respective professional advisors) any portion of the information so provided which constitutes confidential information (i.e., information that is not otherwise publicly available). The confidential information shall not, without the other parties' prior written consent, be disclosed to third parties. The parties will disclose the information internally only to persons who require knowledge thereof for the purposes of the transactions contemplated hereby.

    5.4 NON-SOLICITATION OF EMPLOYEES. The parties hereto agree that beginning on the date hereof and continuing until one year after the Effective Time, no party shall, directly or indirectly, solicit for employment any person who is now employed by any of the other parties in an executive position, technical position or is otherwise considered a key employee; PROVIDED, HOWEVER, that a party shall not be precluded from hiring any such employee who (i) initiates discussions regarding such employment without any direct or indirect solicitation by such party, (ii) responds to any general public advertisement placed by such party or (iii) has been terminated by the other party prior to commencement of employment discussions between such party and the employee.

                                     A-1-29

    5.5 AMENDMENTS TO SCHEDULES. If no later than five business days prior to the Closing Date, Xoom, SNAP or CNET becomes aware of any fact or circumstance (whether or not it existed prior to the date hereof) which would make any representation, warranty, covenant or agreement of such party untrue, then such party shall be permitted to amend any Schedule to this Agreement so as to identify such fact or circumstance to the extent necessary to make such representation, warranty, covenant or agreement true and correct; PROVIDED that if any such amendment, individually or in the aggregate with all such other amendments, discloses facts and circumstances that constitute a Material Adverse Effect, then notwithstanding anything to the contrary in this Agreement, the other party (which shall be Xoom in the case of amendments by SNAP or CNET and shall be CNET in the case of amendments by Xoom) shall have the right to terminate this Agreement. Notwithstanding the foregoing, any change to a Schedule that refers solely to an item previously disclosed in the SEC Documents shall not be deemed to have a Material Adverse Effect on Xoom if such reference is to a specific section of a specific SEC Document.

                                   ARTICLE VI
                                OTHER AGREEMENTS

    6.1 REGISTRATION STATEMENT; PREPARATION OF PROXY STATEMENT. (a) As soon as practicable after the execution of this Agreement, Xoom shall prepare and cause to be filed with the SEC preliminary proxy materials (the "PROXY STATEMENT") for the solicitation of approval by the stockholders of Xoom of this Agreement, the Merger and the other transactions contemplated hereby and pursuant to the Implementing Agreements as may reasonably require approval of Xoom's stockholders. Xoom shall cause Xenon 2 to prepare and cause to be filed with the SEC a registration statement on Form S-4 (the "FORM S-4"), in which the Proxy Statement will be included as a prospectus, with respect to those shares of Class A Common Stock issuable pursuant to the transactions contemplated hereby. Xoom shall cause the Form S-4 and the Proxy Statement related thereto to comply with applicable law and the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have such registration statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC and Xoom shall use its best efforts to cause the proxy statement to be mailed to Xoom's stockholders as promptly as practicable after the registration statement is declared effective under the Securities Act. Each of the parties hereto shall promptly furnish to the other party all information concerning itself, its stockholders and its Affiliates that may be required or reasonably requested in connection with any action contemplated by this SECTION 6.1. If any event relating to any party occurs, or if any party becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 or the Proxy Statement, then such party shall inform the other thereof and shall cooperate with each other in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Xoom. The Proxy Statement shall include the recommendation of the Board of Directors of Xoom in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby.

    (b) Prior to the Effective Time, Xoom shall cause Xenon 2 to use reasonable efforts to obtain all regulatory approvals needed to ensure that the Class A Common Stock to be issued in connection with the transactions contemplated hereby: (i) will be registered or qualified under the "blue sky" laws of every jurisdiction of the United States in which any registered holder of the outstanding Xoom Stock who is receiving registered shares of Class A Common Stock has an address of record or be exempt from such registration; and (ii) will be approved for quotation at the Effective Time on Nasdaq.

    (c) Each of Xoom, and CNET agrees with respect to the information to be supplied by such party that: (i) none of the information to be supplied by such party or its Affiliates for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or

                                     A-1-30
necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; (ii) none of the information to be supplied by such party or its Affiliates for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of Xoom or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) as to matters respecting such party, the Proxy Statement and the Form S-4 will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as applicable, and the rules and regulations promulgated by the SEC thereunder.

    6.2 STOCKHOLDER MEETING. Xoom shall promptly after the date hereof take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to duly call, hold and convene a meeting of Xoom's stockholders (the "STOCKHOLDER MEETING"). Except as required by the SEC or applicable court order, Xoom shall not postpone or adjourn (other than for the absence of a quorum) the Stockholder Meeting without the consent of CNET and SNAP. Neither CNET nor Xoom shall in any way challenge the validity, enforceability or effectiveness of the voting agreements or proxies entered into by certain stockholders of Xoom in connection with the Merger and the transactions contemplated hereby. Xoom shall take all other action necessary or advisable to secure the Stockholder Approval, subject to its right to terminate the Agreement under SECTION 9.1(f). Xenon 2 shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, unless prior to obtaining the Xoom Stockholder Approval its Board of Directors determines in good faith based on the advice of outside legal counsel that the withdrawal or modification, in a manner adverse to CNET, of its approval and adoption of this Agreement is required in order to comply with its fiduciary duties under applicable law and Xenon 2 simultaneously terminates this Agreement pursuant to SECTION 9.1(f).

    6.3 PUBLIC STATEMENTS. Before any party or any Affiliate of such party shall release any information concerning this Agreement or the matters contemplated hereby which is intended for or may result in public dissemination thereof, such party shall cooperate with the other parties, shall furnish drafts of all documents or proposed oral statements to the other parties, provide the other parties the opportunity to review and comment upon any such documents or statements and shall not release or permit release of any such information without the consent of the other parties, except to the extent required by applicable law or the rules of any securities exchange or automated quotation system on which its securities or those of its Affiliate are traded.

    6.4 REASONABLE COMMERCIAL EFFORTS. (a) Subject to the terms and conditions provided in this Agreement, each party shall use reasonable commercial efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including, without limitation, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (PROVIDED, HOWEVER, in no event shall CNET be responsible or obligated to pay any filing fees in connection therewith (and all such fees will be paid by Xoom)), and the filings and consents set forth on SCHEDULE 6.4 hereto (the "REQUIRED CONSENTS") and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; PROVIDED that notwithstanding anything to the contrary in this Agreement, no party nor any of their Affiliates shall be required to make any disposition, including, without limitation, any disposition of, or any agreement to hold separate, any Subsidiary, asset or business, and no party hereto nor any of their Affiliates shall be required to make any payment of money nor shall any party or its Affiliates be required to comply with any condition or undertaking or take any action which, individually or in the aggregate, would

                                     A-1-31
materially adversely affect the economic benefits to such party of the transactions contemplated hereby and the Implementing Agreements, taken as a whole or adversely affect any other business of such party or its Affiliates.

    (b) Each of the parties hereto shall execute and cause its Subsidiaries to execute on or prior to the Closing Date each Implementing Agreement to which it or they are a party on the terms set forth in the relevant Exhibits hereto.

    (c) Each of the parties hereto agrees, from time to time, to execute and deliver, or use reasonable commercial efforts to cause to be executed and delivered, such additional instruments, certificates or documents (including bills of sale and assignment and assumption agreements), and take all such actions, reasonably necessary to implement or effectuate the transactions contemplated by this Agreement.

    6.5 NOTIFICATION OF CERTAIN MATTERS. Each party to this Agreement shall give prompt notice to each other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of any party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this SECTION 6.5 shall not limit or otherwise affect any remedies available to the parties receiving such notice. No disclosure by any party pursuant to this SECTION 6.5, however, shall be deemed to amend or supplement the disclosures set forth on the Schedules to ARTICLE IV or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

    6.6 XENON 2 DIRECTORS Xenon 2 will cause the Surviving Corporation to indemnify each person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Xoom and any of its Subsidiaries from and after the Effective Time (individually an "INDEMNIFIED PARTY" and collectively the "INDEMNIFIED PARTIES"), with respect to acts or omissions occurring prior to the Effective Time to the full extent provided as of the date hereof under the certificate of incorporation, bylaws, other similar organizational documents of Xoom or applicable law. Xenon 2 shall cause the Surviving Corporation to maintain the current policies of the officers' and directors' liability insurance maintained by Xoom for at least six years, PROVIDED that the Surviving Corporation shall not be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by Xoom for such insurance. The rights under this
SECTION 6.6 are contingent upon the occurrence of, and will survive consummation of, the transactions contemplated hereby and are expressly intended to benefit each Indemnified Party each of whom shall have third party beneficiary rights hereunder.

    6.7  EMPLOYEE MATTERS.

        (a)  EMPLOYEE BENEFIT PLANS.

        (i) As of the Closing Date, the employees of SNAP (the "SNAP EMPLOYEES") shall cease to accrue further benefits under the SNAP Plans (other than the SNAP Level Plans) and shall immediately commence participation in the Xenon 2 Plans (which shall initially be the Xoom Plans) (other than Xoom Plans comparable to the SNAP Level Plans) on a basis no less favorable than similarly situated employees of Xenon 2 or Xoom. Xenon 2 or Xoom shall cause each Xenon 2 Plan to treat the prior service of each SNAP Employee with SNAP or its affiliates as service rendered to Xenon 2 or Xoom for purposes of eligibility, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plan) to the same extent such service was taken into consideration under comparable SNAP Plans.

        (ii) CNET shall retain all assets and liabilities and obligations under SNAP Plans (other than the SNAP Level Plans) with respect to the SNAP Employees.

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
        (b)  SNAP EMPLOYEE OPTIONS


        SNAP and Xenon 2 will take all requisite corporate action such that, as of the Closing Date,



        (i) each outstanding option to purchase SNAP units (a "SNAP OPTION") held by a SNAP Employee that was issued before May 9, 1999, and each outstanding SNAP Option held by a SNAP Employee that was issued after May 9, 1999 pursuant to a job offer that was extended before May 9, 1999, as identified on SCHEDULE 4.1(T) as amended, shall be converted into a stock option to purchase a number of shares of Xenon 2 (a "XENON 2 OPTION") equal to 1.2853 times the number of shares of SNAP to which the SNAP Option pertains; and



        (ii) each outstanding option to purchase a SNAP Option held by a SNAP Employee that was issued on or after May 9, 1999 (other than pursuant to a job offer that was extended before May 9, 1999, as identified on SCHEDULE 4.1(T) as amended) shall be converted on a one-for-one basis into a Xenon 2 Option to purchase a number of shares of Xenon 2 equal to the number of units of SNAP to which the SNAP Option pertains.



        The per share exercise price of each such Xenon 2 Option shall equal the aggregate exercise price of the corresponding SNAP Option divided by the exchange ratio used to convert such corresponding Snap Option into such Xenon 2 Option (I.E., either 1.2853:1 or 1:1, as the case may be). The vesting schedule of such Xenon 2 Option shall be on a monthly basis, and otherwise consistent with the vesting schedule of the corresponding SNAP Option, except that in the case of the Xenon 2 Options issued pursuant to
    (i) above, the vesting shall be accelerated by 12 months (in accordance with the resolution of Snap's Board of Managers dated June 24, 1999), when compared with the corresponding SNAP Option.


    6.8 XOOM OPTIONS. (a) Prior to the Effective Time, Xenon 2 shall adopt, and the stockholders of Xenon 2 shall approve, a stock option plan (the "XENON 2 OPTION PLAN") providing for the issuance of "incentive stock options" (within the meaning of Section 422 of the Code) and nonqualified options. At the Effective Time, each outstanding Xoom Option shall be converted into an option (each a "XENON 2 OPTION") of Xenon 2 to purchase shares of Class A Common Stock under the Xenon 2 Option Plan or through assumption by Xenon 2 of the Xoom Option Plan and each Xoom Non-Plan Option Agreement, as provided below. Following the Effective Time, each such Xenon 2 Option shall be exercisable upon the same terms and conditions as were applicable to the related Xoom Option as in effect immediately prior to the Effective Time, except that (i) each such Xenon 2 Option shall be exercisable for that number of shares of Class A Common Stock equal to the number of shares of Xoom Stock that were issuable upon exercise in full of such converted Xoom Option immediately prior to the Effective Time and (ii) the per share exercise price for the shares of Class A Common Stock issuable upon exercise of such Xenon 2 Option shall be equal to the exercise price per share of Xoom Stock at which such Xoom Option was exercisable immediately prior to the Effective Time. It is the intention of the parties that, to the extent that any such Xoom Plan Option constituted an "incentive stock option" (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, such option shall continue to qualify as an incentive stock option to the maximum extent permitted by Section 422 of the Code, and that the conversion of the Xoom Plan Options provided by this SECTION 6.8(a) satisfy the conditions of Section 424(a) of the Code.

    (b) Xoom represents and warrants that as of the date hereof there are no, and have not previously been any, participants in the Xoom 1998 Employee Stock Purchase Plan (the "XOOM ESPP"). Xoom agrees that it shall take any necessary action to prohibit any participation in the Xoom ESPP in the future and to terminate the Xoom ESSP prior to the Effective Time.

    6.9 RELEASE OF CNET'S GUARANTEE. Xenon 2 shall use its reasonable best efforts to cause the guarantee by CNET of SNAP's obligations under Office Lease, dated September 24, 1997, as amended,

                                     A-1-33
between No. 1 Beach Street LLC and CNET, to be released as soon as practicable following the Closing.

    6.10 RESIGNATION OF SNAP'S CEO. CNET will cause the Chief Executive Officer of SNAP to resign from such position as of the Effective Time.

    6.11  TAX COOPERATION AND CONSISTENT REPORTING.

    To the extent CNET has it:

        (a) Xoom and CNET agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Contributed Assets as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return to the extent, in the case of CNET, such information is reasonably available to CNET. Xoom and CNET will cooperate with each other in the conduct of any audit or other proceeding related to Taxes and all other Tax matters relating to the Contributed Assets, and each will execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this SECTION 6.11.

        (b) Unless there has been a Final Determination to the contrary, Xoom and CNET covenant and agree, for all Tax purposes including all Tax Returns and any Tax controversies to (and to cause any Affiliate or successor to their assets or business to) take each of the positions set forth below (and not to take any positions inconsistent therewith):

            (i) The transfer of the Contributed Assets pursuant to the Agreement will qualify under Section 351(a) of the Code, the Merger will constitute a "reorganization", within the meaning of Section 368(a) of the Code, the each of Xoom, Xenon 2 and Xenon 3 will be treated as a "party to a reorganization", within the meaning of Section 368(b) of the Code, with respect to the Merger.

            (ii) None of the consideration received for the Contributed Assets pursuant to the Agreement will be treated as Other Property or Money.

           (iii) None of the Class A Common Stock issued to CNET pursuant to the terms of the Agreement will be paid or issued for services.

            (iv) The tax basis of each Contributed Asset to be received by Xenon 2 will be the same as the tax basis of such asset in the hands of the transferor increased by the amount of any gain recognized by the transferor on the transfer of such asset.

            (v) The holding period of each Contributed Asset will include the period during which such asset was held by the transferor.

            (vi) Neither Xoom or Xenon 2, any affiliate thereof, nor any successor to their assets or businesses will be entitled to claim any deduction in respect of any Assumed Liability to the extent previously deducted by the transferor.

        (c) Xenon 2 represents, covenants and agrees that (A) it has no plan or intention to (i) cause Xoom to issue additional shares of stock after the Merger, or take any other action, that would result in Xenon 2 losing control of Xoom, (ii) liquidate Xoom or merge Xoom with Xenon 2 or into any other corporation; (iii) cause Xoom to sell or otherwise dispose of any of its assets (or of any of the assets acquired from Xenon 3), except for dispositions made in the ordinary course of business, transfers permitted under Section 368(a)(2)(C) of the Code, or transfers prescribed by Section 1.368-1(d) that will not affect satisfaction of the "continuity of business enterprise" requirement under Section 368 of the Code for purposes of qualifying the Merger as a "reorganization" under said section, or (iv) reacquire any of the shares of its stock issued pursuant

                                     A-1-34
    to this Agreement, and (B) the historic business of Xoom will be continued or a significant portion of Xoom's historic business assets will be used in a business.

        (d) (i) Xoom, Xenon 2 and CNET agree to report to each other any communication from or with the Internal Revenue Service which relates in any way to the characterization of the transactions contemplated by the Agreement. Notwithstanding any such communication, Xoom, Xenon 2 and CNET covenant and agree to (and to cause any Affiliate or successor to their assets or business to) continue to take each of the positions specified in
    SECTION 6.11(b) for all Tax purposes (unless there has been a Final Determination contrary to such position).

        (ii) Without limiting the generality of SECTION 6.11(d)(i), (A) Xoom will use its best efforts to cause each Xoom stockholder to file, and CNET will file, with its federal income tax return for the taxable year in which the Agreement is consummated (which CNET tax return shall be timely filed) the information required by Treas. Reg Section1.351-3(a) (PROVIDED that, in the case of Xoom, such best efforts shall only require Xoom to advise its stockholders of the requirement to comply with said section of the Treasury Regulations and to provide them with draft language for the Required Statement), and CNET will deliver a copy of that statement to Xenon 2 within ten days thereafter, and (B) Xenon 2 will file with its federal income tax return for the taxable year in which the Agreement is consummated (which tax return shall be timely filed) the information required by Treas. Reg Section1.351-3(b), and will deliver a copy of that statement to CNET within ten days thereafter. Within ninety days after the Closing Date, CNET will deliver to Xenon 2 all of the cost and other basis information relating to the Contributed Assets and assumed Liabilities for federal income tax purposes reasonably required for Xenon 2 to prepare the statement required by Treas. Reg. Section1.351-3(b)(2). Such information will be delivered in the form normally maintained by CNET and will include reasonably complete data relating to the tax basis, year of acquisition, depreciable life, and amount and method of depreciation of tangible and intangible property. Xenon 2 and CNET also will maintain such records as are required by Treas. Reg. Section1.351-3(c).

       (iii) Without limiting the generality of SECTION 6.11(d)(i), (A) Xoom and Xenon 2 will comply with the record-keeping and information filing requirements of Section 1.368-3 of the Treasury Regulations with respect to the Merger, and (B) Xenon 2 will file with its federal income tax return for the taxable year in which the Agreement is consummated (which tax return shall be timely filed) the information required by Treasury Regulations
    Section 1.351-3(b) and maintain such records as are required by Treasury Regulations Section 1.351-3(c) with respect to the Merger.

    6.12  TAX BENEFIT PAYMENTS.

    (a) If a Final Determination is made contrary to any of the positions described in SECTION 6.11(b)(i), SECTION 6.11(b)(ii), or SECTION 6.11(b)(iii), then (in addition to any other remedies which may be available to CNET but without duplication thereof) Xenon 2 will pay to CNET for each Post-Closing Tax Period an amount equal to the excess of (A) the liability for federal, state and local Taxes to which Xenon 2, Xoom or any other Affiliates or any successor to their assets or businesses (collectively, the "TAXPAYER") would have been subject for all Post-Closing Tax Periods in each relevant jurisdiction had the positions described in SECTION 6.11(b) been sustained (and had Xenon 2 not been required to make any payments pursuant to this SECTION 6.12), over (B) the Taxpayer's actual liability for such Taxes for such periods. Such payment will be due (subject to a ten business-day grace period) when, as, and to the extent the Taxpayer derives an actual benefit (in the form of any refund, reduction in Tax liability, or otherwise) as the result of such excess. If any payment required under this SECTION 6.12(a) for any Post-Closing Tax Period is not made on or before the due date (without extensions) of the return of such period, then such payment will be made together with interest at the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from such due date to the date on which the payment is actually made.

                                     A-1-35

    (b) In addition, Xenon 2 will pay to CNET, no later than ten business days after each date on which the Taxpayer receives a refund of federal, state or local Taxes for a Pre-Closing Tax Period, the excess of such refunds over such refunds to which the Taxpayer would have been entitled had the positions described in SECTION 6.11(b) been sustained (and had Xenon 2 not been required to make any payments under this SECTION 6.12). If any payment required under this SECTION 6.12(b) is not made on or before the date such payment is due, then such payment will be made together with interest at the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from the date such payment was due to the date on which such payment is actually made.

    (c) In the event of any adjustment to the Taxpayer's liability for federal, state or local Taxes or entitlement to a refund, as a result of audit, carryover, or otherwise, the amounts previously payable under this SECTION 6.12 will be appropriately adjusted and Xenon 2 or CNET, as the case may be, will pay to the other the amount, required as a result of such adjustment, together with interest at the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from the original payment date affected by the adjustment to the date on which the payment is made. At the time of any payment under this SECTION 6.12 (or at the request of CNET if Xenon 2 has determined that no payment is due), Xenon 2 will submit a schedule showing in reasonable detail its calculation of the payment to be made (or the basis for its determination that no payment is due). Any dispute concerning the calculation of payments due under this SECTION 6.12 will be resolved by the Independent Accountants.

    (d) Any payment to CNET under this SECTION 6.12 will be allocated between principal and interest for purposes of Section 483, Section 1273, and any other relevant provision of the Code by using as a discount rate the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from the date of Closing to the date on which the payment is made. The portion of any such payment created as principal will be treated as additional exchange consideration. Any payment to Xenon 2 under this SECTION
6.12 (other than interest) will be treated as a reduction of the exchange consideration.

    (e) CNET will pay (i) any fees or other amounts due to the Independent Accountants in respect of the resolution of any dispute pursuant to SECTION 6.12(c), and (ii) all reasonable costs (including the reasonable internal costs of Xenon 2 or any Affiliate or successor thereto) incurred by Xenon 2 (or by such Affiliate or successor) to comply with the provisions of this SECTION 6.12.

    6.13 AFFILIATES. Not less than 45 days prior to the Effective Time, Xoom shall deliver to Xenon 2 a letter identifying all persons who, in the opinion of Xoom, may be deemed at the time this Agreement is submitted for adoption by the stockholders of Xoom, "affiliates" of Xoom for purposes of Rule 145 under the Securities Act, and such list shall be updated as necessary to reflect changes from the date thereof. Xoom shall use its reasonable best efforts to cause each person identified on such list to enter into and deliver to Xenon 2 not less than 30 days prior to the Effective Time, a written agreement in connection with the restrictions on affiliates under Rule 145 of the Securities Act (an "AFFILIATE AGREEMENT").

                                  ARTICLE VII
                             CONDITIONS TO CLOSING

    7.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY. The respective obligations of each party to this Agreement to consummate this Agreement and the transactions contemplated hereby shall be subject to the satisfaction or waiver by the appropriate party of each of the following conditions on or prior to the Closing Date:

        (a)  NO INJUNCTIONS OR RESTRAINTS.  At the Closing Date, there shall be
    (i) no injunction, restraining order or other decree of any nature of any court of competent jurisdiction or other

                                     A-1-36

    Governmental Authority that is in effect that restrains or prohibits the consummation of any of the transactions contemplated hereby, and (ii) no action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, which makes the consummation of this Agreement and the transactions herein illegal; PROVIDED, HOWEVER, that the parties hereto shall use their reasonable commercial efforts to have such injunction, order, decree, claim, action, suit, statute, rule or regulation vacated or declared inapplicable as expeditiously as practicable.

        (b) REGULATORY AUTHORIZATIONS. All orders, consents and approvals of any Governmental Authorities legally required for the consummation of the transactions contemplated by this Agreement, including the Required Consents, shall have been obtained, and all waiting periods applicable under the HSR Act and other applicable antitrust, merger control or competition laws or regulations shall have expired or been terminated, except those for which failure to obtain such consents and approvals would not, individually and in the aggregate, have a Material Adverse Effect. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4, and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC.

        (c) STOCKHOLDER APPROVAL. This Agreement shall have been adopted by the Stockholder Approval.

        (d) NASDAQ. The shares of Class A Common Stock to be issued in accordance with the terms and subject to the conditions of this Agreement shall have been approved for quotation (subject to notice of issuance) on Nasdaq.

        (e) NMC MERGER AGREEMENT. All of the conditions to the closing of the transactions contemplated by the NMC Merger Agreement shall have been satisfied or waived on or prior to the Closing Date.

    7.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF CNET. The obligation of CNET to consummate this Agreement and the transactions contemplated hereby shall be subject to the satisfaction, of each of the following conditions, or by the waiver of such condition by CNET on or prior to the Closing Date:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES OF XOOM. The representations and warranties of Xoom contained in this Agreement shall be true and correct in all material respects, in each case on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of such time, except to the extent such representations and warranties by their terms speak as of a specified date, in which case they shall be true and correct in all material respects as of such date; and CNET shall have received from Xoom a certificate to such effect dated as of the Closing Date signed by an officer thereof.

        (b) COVENANTS OF XOOM. Xoom shall have complied in all material respects with all covenants contained in this Agreement to be performed by it on or prior to the Closing; and CNET shall have received from Xoom a certificate to such effect dated as of the Closing Date signed by an officer thereof.

        (c) IMPLEMENTING AND OTHER AGREEMENTS. Xoom and each of its Subsidiaries and NBC shall have entered into each of the Implementing Agreements to which it is a party.

    7.3 CONDITIONS PRECEDENT TO OBLIGATIONS OF XOOM. The obligation of Xoom to consummate this Agreement and the transactions contemplated hereby shall be subject to the satisfaction of each of the following conditions, or the waiver of such condition by Xoom, on or prior to the Closing Date:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES OF SNAP AND CNET. The representations and warranties of SNAP and CNET contained in this Agreement shall be true and correct in all

                                     A-1-37
    material respects, in each case on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of such time, except to the extent such representations and warranties by their terms speak as of a specified date, in which case they shall be true and correct in all material respects as of such date; and Xoom shall have received from each of SNAP and CNET a certificate to such effect with respect to such party dated as of the Closing Date signed by an officer thereof.

        (b) COVENANTS OF SNAP AND CNET. Each of SNAP and CNET shall have complied in all material respects with all covenants contained in this Agreement to be performed by it, on or prior to the Closing; and Xoom shall have received from CNET a certificate to such effect dated as of the Closing Date signed by an officer thereof.

        (c) IMPLEMENTING AND OTHER AGREEMENTS. CNET shall have entered into each of the Implementing Agreements to which it is a party.

        (d) TAX OPINION. Xoom shall have received an opinion in form and substance reasonably satisfactory to it from its counsel to the effect that the Merger will be treated for federal income tax purposes as either or both of: (i) a contribution of Xoom Stock to Xenon 2 qualifying under Section 351 of the Code or (ii) a "reorganization," within the meaning of Section 368(a) of the Code, and that each of Xenon 2, Xoom and Xenon 3 will be a "party to a reorganization," within the meaning of Section 368(b) of the Code, with respect to the Merger. The parties shall make representations reasonably requested by counsel related to said opinion, which representations may be relied upon by the counsel providing such opinion, with such qualifications as are customary for such opinion.

                                  ARTICLE VIII
                                    RESERVED

                                   ARTICLE IX
                                  TERMINATION

    9.1 TERMINATION EVENTS. Without prejudice to other remedies which may be available to the parties by law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Effective Time (whether before or after adoption of this Agreement by Xenon 2 in its capacity as sole stockholder of Xenon 3 or, subject to the provisions hereof, the Stockholder Approval):

        (a) Reserved.

        (b) by either CNET or Xoom by written notice to the other parties if the transactions contemplated by this Agreement have not been consummated by December 31, 1999, unless extended by written agreement of the parties hereto, PROVIDED that the party terminating this Agreement shall not be in material default or breach hereunder and PROVIDED, FURTHER, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement on or before such date;

        (c) by either CNET or Xoom if (i) any Governmental Authority, the consent or approval of which is required for the consummation of the transactions contemplated hereby, shall have determined not to grant its consent or approval and all appeals of such determination shall have been taken and have been unsuccessful or (ii) any court of competent jurisdiction in the United States shall have issued a final and unappealable permanent injunction, order, judgment or other

                                     A-1-38
    decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, PROVIDED that the party seeking to terminate this Agreement under this clause (c) is not then in material breach of this Agreement and PROVIDED, FURTHER, that the right to terminate this Agreement under this clause (c) shall not be available to any party who shall not have used reasonable commercial efforts to avoid the issuance of such order, decree or ruling;

        (d) by either CNET or Xoom if upon a vote at a duly held Stockholders Meeting or any adjournment thereof, the Stockholder Approval shall not have been obtained;

        (e) Reserved

        (f) by Xoom, prior to the receipt of the Stockholder Approval, on five business days written notice, if, Xoom receives a bona fide written proposal from any Person relating to (A) the direct or indirect acquisition or purchase of 50% or more of the assets (based on the fair market value thereof) of Xoom and its Subsidiaries, taken as a whole, or of 50% or more of any class of equity securities of Xoom or any of its Subsidiaries or any tender offer or exchange offer (including by Xoom or its Subsidiaries) that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of Xoom or any of its Subsidiaries, (B) a sale of all or substantially all of the assets of Xoom and its Subsidiaries or (C) a merger or consolidation of Xoom as a result of which the stockholders of Xoom immediately prior to such transaction would not beneficially own immediately after such transaction 50% or more of the resulting or surviving entity (or the parent thereof), in any such case with respect to which the Board of Directors of Xoom (i) determines in good faith and after consultation with a financial advisor of nationally recognized reputation to be on terms more favorable to the Xoom stockholders than the transactions contemplated by this Agreement and the NMC Merger Agreement and
    (ii) concludes in good faith based on the advice of outside legal counsel that termination of this Agreement is required to comply with its fiduciary duties under applicable law.

    9.2 EFFECT OF TERMINATION. In the event of any termination of the Agreement as provided in SECTION 9.1 hereto, this Agreement shall forthwith become wholly void and of no further force and effect (except SECTION 5.4, SECTION 6.3, SECTION 9.2 and ARTICLE X hereof) and there shall be no liability on the part of any parties hereto or their respective officers or directors, except as provided in such sections and article. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement.

                                   ARTICLE X
                    MISCELLANEOUS AGREEMENTS OF THE PARTIES

    10.1 NOTICES. Any notice in connection with this Agreement shall be in writing and shall be delivered by air courier or by facsimile at the addresses or facsimile numbers given below. If notice is given by: (a) air courier, notice shall be deemed given when recorded on the records of the air courier as received by the receiving party; or (b) facsimile, notice shall be deemed given upon transmission, if on a business day and during business hours in the country of receipt; otherwise, notice shall be deemed to have been given at 9:00 A.M. on the next Business Day in the country of receipt.

    If to CNET or SNAP:

            CNET, Inc.
           150 Chestnut Street
           San Francisco, California 94111
           Attn: Douglas N. Woodrum
           Facsimile: (415) 395-9205

                                     A-1-39
    with copies to:
            Hughes & Luce, L.L.P.
           1717 Main Street, Suite 2800
           Dallas, Texas 75201
           Attn: R. Clayton Mulford
           Facsimile: (214) 939-5849

SNAP! LLC
           One Beach Street
           San Francisco, California 94133
           Attn.: Edmond Sanctis
           Facsimile: (415) 249-2633

National Broadcasting Company, Inc.
           30 Rockefeller Plaza
           New York, New York 10012
           Attn: Tom Rogers
           Facsimile: (212) 664-3914

Simpson Thacher & Bartlett
           425 Lexington Avenue
           New York, New York 10017
           Attn.: Richard Capelouto
           Facsimile: (212) 455-2502

    If to Xoom, Xenon 2 or Xenon 3
            Xoom.com, Inc.
           300 Montgomery Street
           Suite 300
           San Francisco, California 94104
           Attn.: Chris Kitze
           Facsimile: (415) 288-2580

    with copies to:
            Morrison & Foerster LLP
           425 Market Street
           San Francisco, California 94105
           Attn.: Bruce Alan Mann
           Facsimile: (415) 268-7522

Morrison & Foerster LLP
           1290 Avenue of the Americas
           New York, New York 10104
           Attn.: Allen L. Weingarten
           Facsimile: (212) 468-7900

or to such other address as any such party shall designate by written notice to the other parties hereto.

    10.2 INTEGRATION; AMENDMENTS. This Agreement (including the Schedules and Exhibits hereto) contains the entire agreement and understanding of the parties with regard to the matters contained herein and supercedes any prior written or oral agreement with respect to the subject matter hereto. This Agreement may not be amended or modified except in a writing signed by all parties hereto. This Agreement may be amended by the parties at any time before or after the Stockholder Approval or the

                                     A-1-40
adoption of this Agreement by Xenon 2 in its capacity as sole stockholder of Xenon 3; PROVIDED, HOWEVER, that after any such approval, there shall not be made any amendment that by law requires further approval by such stockholders without the further approval of such stockholders.

    10.3 WAIVER. No waiver by any of the parties hereto of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

    10.4 NO ASSIGNMENT; SUCCESSORS AND ASSIGNS. The parties' respective rights and obligations hereunder may not be assigned, transferred, pledged, or encumbered, in any manner, direct or indirect, contingent or otherwise, in whole or in part, voluntarily or by operation of law, without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding on the parties hereto and their respective successors and permitted assigns.

    10.5 EXPENSES. Except as set forth in this Agreement, if the transactions contemplated by this Agreement are consummated, all legal and other costs and expenses (including fees and expenses of any financial advisors, accountants or other professional advisors) incurred by Xoom and SNAP in connection with this Agreement and the transactions contemplated hereby shall be paid or reimbursed by Xenon 2. If the transactions contemplated by this Agreement are not consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs.

    10.6 SEVERABILITY. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and the parties hereto shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

    10.7 SECTION HEADINGS; TABLE OF CONTENTS. The section headings contained in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

    10.8 THIRD PARTIES. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto, except as set forth in SECTION 6.6.

    10.9 GOVERNING LAW; SUBMISSION TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND PERFORMED WITHIN SUCH STATE (EXCEPT TO THE EXTENT THAT THE DGCL APPLIES TO THE MERGER).

    10.10 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

    10.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

                                     A-1-41

    IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                                          CNET, INC.

                                          By:  /s/ DOUGLAS N. WOODRUM
                                          --------------------------------------
                                          Name:  Douglas N. Woodrum
                                          Title:   EXECUTIVE VICE PRESIDENT AND
                                                 CHIEF FINANCIAL OFFICER

                                          XOOM.COM, INC.

                                          By:  /s/ CHRIS KITZE
                                          --------------------------------------
                                          Name:  Chris Kitze
                                          Title:   CHAIRMAN

                                          XENON 2, INC.

                                          By:  /s/ CHRIS KITZE
                                          --------------------------------------
                                          Name:  Chris Kitze
                                          Title:   CHAIRMAN

                                          XENON 3, INC.

                                          By:  /s/ CHRIS KITZE
                                          --------------------------------------
                                          Name:  Chris Kitze
                                          Title:   CHAIRMAN

                                          SNAP! LLC


                                          By:  /s/ EDMOND SANCTIS
                                          --------------------------------------
                                          Name:  Edmond Sanctis
                                          Title:   CHIEF OPERATING OFFICER


                                     A-1-42

                                  APPENDIX A-2



                     SECOND AMENDED AND RESTATED AGREEMENT
                AND PLAN OF CONTRIBUTION, INVESTMENT AND MERGER
                                     AMONG
                      NATIONAL BROADCASTING COMPANY, INC.
                        GE INVESTMENTS SUBSIDIARY, INC.
                             NEON MEDIA CORPORATION
                                XENON 2, INC.**
                                      AND
                                 XOOM.COM, INC.
                            DATED AS OF JULY 8, 1999
                         AS AMENDED ON OCTOBER 20, 1999


------------------------


**  On July 8, 1999, Xenon 2, Inc. changed its name to NBC Internet, Inc.

                               TABLE OF CONTENTS


                                                                                                            PAGE
                                                                                                          ---------
ARTICLE I

  DEFINITIONS...........................................................................................      A-2-3
  1.1   Definitions.....................................................................................      A-2-3

ARTICLE II

  CONTRIBUTIONS AND ISSUANCES...........................................................................      A-2-8
  2.1   Contributions to NBC and NBC Multimedia.........................................................      A-2-8
  2.2   Contributions to NMC; Issuances of NMC Capital Stock............................................      A-2-8
  2.3   Contributions To Xenon 2; Issuances of Convertible Note and Xenon 2 Capital Stock...............      A-2-8
  2.4   Note Purchase...................................................................................      A-2-9
  2.5   Required Consents...............................................................................      A-2-9
  2.6   Tax Refunds.....................................................................................     A-2-10

ARTICLE III

  THE MERGER............................................................................................     A-2-10
  3.1   The Merger......................................................................................     A-2-10
  3.2   Closing.........................................................................................     A-2-10
  3.3   Effective Time..................................................................................     A-2-10
  3.4   Effects of the Merger...........................................................................     A-2-10
  3.5   Certificates of Incorporation...................................................................     A-2-10
  3.6   By-Laws.........................................................................................     A-2-10
  3.7   Officers and Directors of Surviving Corporation and Xenon 2.....................................     A-2-10
  3.8   Effect on Capital Stock.........................................................................     A-2-10
  3.9   Exchange Procedures.............................................................................     A-2-11
  3.10  No Further Ownership Rights in NMC Common Stock.................................................     A-2-11
  3.11  Further Assurances..............................................................................     A-2-11
  3.12  Federal Income Tax Consequences.................................................................     A-2-11

ARTICLE IV

  REPRESENTATIONS AND WARRANTIES OF THE PARTIES.........................................................     A-2-12
  4.1   Representations and Warranties of NBC...........................................................     A-2-12
  4.2   Representations and Warranties with respect to SNAP.............................................     A-2-18
  4.3   Representations and Warranties of Xoom and Xenon 2..............................................     A-2-24
  4.4   Representations and Warranties with respect to GE Investments Sub...............................     A-2-32
  4.5   Survival of Representations and Warranties......................................................     A-2-33
  4.6   No Other Representation or and Warranties.......................................................     A-2-33

ARTICLE V

  CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME...........................................................     A-2-33
  5.1   Conduct of the Business of Xoom Pending the Closing.............................................     A-2-33
  5.2   Conduct of the Business of SNAP Pending the Closing.............................................     A-2-35
  5.3   Conduct of the NBC Multimedia Businesses Pending the Closing....................................     A-2-36
  5.4   Access to Information...........................................................................     A-2-37
  5.5   No Solicitation.................................................................................     A-2-37
  5.6   Non-Solicitation of Employees...................................................................     A-2-39
  5.7   Amendments to Schedules.........................................................................     A-2-39


                                     A-2-i

                                                                                                            PAGE
                                                                                                          ---------
ARTICLE VI

  OTHER AGREEMENTS......................................................................................     A-2-39
  6.1   Registration Statement; Preparation of Proxy Statement..........................................     A-2-39
  6.2   Stockholder Meeting.............................................................................     A-2-40
  6.3   Public Statements...............................................................................     A-2-41
  6.4   Reasonable Commercial Efforts...................................................................     A-2-41
  6.5   Notification of Certain Matters.................................................................     A-2-41
  6.6   Xenon 2 Directors...............................................................................     A-2-42
  6.7   Employee Matters................................................................................     A-2-42
  6.8   Xenon 2 Options.................................................................................     A-2-43
  6.9   SNAP Indebtedness...............................................................................     A-2-44
  6.10  Organization of CNBC.com........................................................................     A-2-44
  6.11  Tax Cooperation and Consistent Reporting........................................................     A-2-44
  6.12  Tax Benefit Payments............................................................................     A-2-46
  6.13  Xoom Cash.......................................................................................     A-2-47
  6.14  Transition Services.............................................................................     A-2-47
  6.15  Conversion of NBC's Class A Common Stock........................................................     A-2-47

ARTICLE VII

  CONDITIONS TO CLOSING.................................................................................     A-2-47
  7.1   Conditions Precedent to Obligations of Each Party...............................................     A-2-47
  7.2   Conditions Precedent to Obligation of NBC.......................................................     A-2-48
  7.3   Conditions Precedent to Obligations of Xenon 2..................................................     A-2-48

ARTICLE VIII

  INDEMNIFICATION.......................................................................................     A-2-48
  8.1   Indemnification by Xenon 2......................................................................     A-2-48
  8.2   Indemnification by NBC..........................................................................     A-2-49
  8.3   Claims Procedure................................................................................     A-2-49
  8.4   Exclusive Remedy................................................................................     A-2-49

ARTICLE IX

  TERMINATION...........................................................................................     A-2-50
  9.1   Termination Events..............................................................................     A-2-50
  9.2   Effect of Termination...........................................................................     A-2-51

ARTICLE X

  MISCELLANEOUS AGREEMENTS OF THE PARTIES...............................................................     A-2-51
  10.1   Notices........................................................................................     A-2-51
  10.2   Integration; Amendments........................................................................     A-2-52
  10.3   Waiver.........................................................................................     A-2-52
  10.4   No Assignment; Successors and Assigns..........................................................     A-2-52
  10.5   Expenses.......................................................................................     A-2-52
  10.6   Severability...................................................................................     A-2-52
  10.7   Section Headings; Table of Contents............................................................     A-2-53
  10.8   Third Parties..................................................................................     A-2-53
  10.9   GOVERNING LAW; SUBMISSION TO JURISDICTION......................................................     A-2-53
  10.10  Specific Performance...........................................................................     A-2-53
  10.11  Counterparts...................................................................................     A-2-53
  10.12  Amendment and Restatement......................................................................     A-2-53


                                     A-2-ii

                                          EXHIBITS

Exhibit A           Advertising Agreement Term Sheet
Exhibit B           Standstill Agreement
Exhibit C           Voting and Right of First Offer Agreement
Exhibit D           Governance and Investor Rights Agreement
Exhibit E           Brand Integration and License Agreement
Exhibit F           Registration Rights Term Sheet
Exhibit G-1         Summary of Principal Terms of Convertible Note # 1
Exhibit G-2         Summary of Principal Terms of Convertible Note # 2
Exhibit H           NBC Note--Summary of Principal Terms
Exhibit 3.5         Restated Certificate of Incorporation of Xenon 2, Inc.
Exhibit 3.6         Bylaws of Xenon 2, Inc.

                                         SCHEDULES

Schedule 1.1(a)     Knowledge Definition
Schedule 1.1(b)     NBC Multimedia Assets
Schedule 1.1(c)     NBC Multimedia Liabilities
Schedule 1.1(d)     Videoseeker Assets
Schedule 1.1(e)     Videoseeker Liabilities
Schedule 2.1        Rights and Obligations of CNBC, Inc. Interests
Schedule 3.7        Officers and Directors
Schedule 4.1(c)     Governmental Approvals; Consents
Schedule 4.1(e)     Financial Information
Schedule 4.1(f)     Absence of Certain Changes or Events
Schedule 4.1(h)     Properties, Contracts, Permits and Other Data
Schedule 4.1(i)     Legal Proceedings
Schedule 4.1(j)     Labor Controversies
Schedule 4.1(k)     Intellectual Property and Technology
Schedule 4.1(l)     Government Licenses, Permits, Etc.
Schedule 4.1(n)     Environmental Matters
Schedule 4.1(o)     Employee Benefit Matters
Schedule 4.1(q)     Entire Business
Schedule 4.2(c)     Governmental Approvals; Consents
Schedule 4.2(e)     Equity Interests
Schedule 4.2(f)     Financial Information; Liabilities
Schedule 4.2(g)     Absence of Certain Changes or Events
Schedule 4.2(h)     Title to Properties; Liens
Schedule 4.2(i)     Properties, Contracts, Permits
Schedule 4.2(j)     Legal Proceedings
Schedule 4.2(k)     Labor Controversies
Schedule 4.2(l)     Intellectual Property and Technology
Schedule 4.2(m)     Government Licenses, Permits
Schedule 4.2(o)     Environmental Matters
Schedule 4.2(p)     Employee Benefit Matters
Schedule 4.2(r)     Tax Matters
Schedule 4.2(t)     Acceleration of Options
Schedule 4.3(c)     Governmental Approvals; Consents
Schedule 4.3(g)     Stock Options
Schedule 4.3(h)     Obligations with Respect to Capital Stock
Schedule 4.3(j)     Absence of Certain Changes or Events

                                    A-2-iii

Schedule 4.3(k)     Properties, Contracts, Permits and Other Data
Schedule 4.3(l)     Legal Proceedings
Schedule 4.3(m)     Labor Controversies
Schedule 4.3(n)     Intellectual Property
Schedule 4.3(o)     Government Licenses, Permits, Etc.
Schedule 4.3(q)     Employee Benefits Matters
Schedule            Exception to Employee Benefit Plan Compliance
4.3(q)(iii)
Schedule            Benefit Payments Required
4.3(q)(vii)
Schedule 4.3(s)     Tax Matters
Schedule 4.3(u)     Year 2000 Compliance
Schedule 5.1        Conduct of the Business of Xoom Pending the Closing
Schedule 5.2        Conduct of the Business of SNAP Pending the Closing
Schedule 6.4        Required Consents
Schedule 6.7(a)     Transferred Employees
Schedule 6.9        SNAP Indebtedness
Schedule 6.10       Organization of CNBC

                                     A-2-iv

                     SECOND AMENDED AND RESTATED AGREEMENT
                AND PLAN OF CONTRIBUTION, INVESTMENT AND MERGER

    This Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger, dated as of July 8, 1999 (hereinafter, the "Agreement"), among National Broadcasting Company, Inc., a Delaware corporation ("NBC"), GE Investments Subsidiary, Inc., a Delaware corporation ("GE Investments Sub"), Neon Media Corporation, a Delaware corporation ("NMC"), Xenon 2, Inc., a Delaware corporation ("Xenon 2") and XOOM.com, Inc., a Delaware corporation ("Xoom").

                             W I T N E S S E T H :

    WHEREAS, the parties hereto are party to the Amended and Restated Agreement and Plan of Contribution, Investment and Merger, dated as of June 11, 1999 (the "Existing Merger Agreement");

    WHEREAS, the parties hereto have agreed to amend and restate the Existing Merger Agreement as set forth in this Agreement, all on the terms and conditions hereinafter set forth so that, as amended and restated, the Existing Merger Agreement reads in its entirety as provided in this Agreement;

    WHEREAS, NBC owns all of the outstanding capital stock of NBC Multimedia, Inc., a Delaware corporation ("NBC Multimedia");

    WHEREAS, NBC Multimedia formed NMC for the purpose of effecting the transactions contemplated by this Agreement and all of its outstanding capital stock is owned by NBC Multimedia;

    WHEREAS, Xoom, Xenon 2, Xenon 3, Inc., a Delaware corporation ("Xenon 3"), SNAP! LLC, a Delaware limited liability company ("SNAP") and CNET, Inc., a Delaware corporation ("CNET"), are parties to an Agreement and Plan of Contribution and Merger dated as of May 9, 1999 (the "Xenon 2 Merger Agreement"), pursuant to which, among other things, the parties thereto have agreed that (i) Xenon 3 will merge with and into Xoom, with Xoom as the surviving corporation, and each outstanding share of common stock of Xoom, par value $0.0001 per share, will be converted into the right to receive one share of Class A Common Stock of Xenon 2 and (ii) CNET will contribute to Xenon 2 certain assets in exchange for shares of Class A Common Stock of Xenon 2;

    WHEREAS, Xoom owns all of the outstanding capital stock of Xenon 2, and Xenon 2 owns all of the outstanding stock of Xenon 3;

    WHEREAS, the closing of the transactions contemplated by the Xenon 2 Merger Agreement is a condition to the closing of the transactions contemplated by this Agreement;

    WHEREAS, while the closing under the Xenon 2 Merger Agreement and the closing under this Agreement are not contingent on each other, it is intended that both transactions represent a series of steps in the formation of Xenon 2 whereby the rights of all the parties are defined;

    WHEREAS, the consummation of the transactions contemplated by the Xenon 2 Merger Agreement and this Agreement would combine certain assets of NBC and CNET with the existing business of Xoom in a new holding company structure intended to achieve important business objectives;

    WHEREAS, the Board of Directors of each of Xoom, Xenon 2 and Xenon 3 believe it is advisable for such parties to enter into this Agreement and to consummate the transactions provided for herein;

    WHEREAS, on May 9, 1999, in order to induce NBC to enter into the Agreement and Plan of Contribution, Investment and Reorganization dated as of May 9, 1999, NBC, Xoom and certain stockholders of Xoom entered into a voting agreement providing for certain voting and other restrictions with respect to shares of Xoom common stock owned by such stockholders, all upon the terms and conditions specified therein; and

                                     A-2-2

    WHEREAS, NBC, GE Investments Sub, NMC, Xoom and Xenon 2 desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated hereby.

    NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, and intending to be legally bound, the parties hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    1.1 DEFINITIONS. (a) Capitalized terms used and not defined in this Agreement shall have the following meanings:

    "Advertising Agreement" means the advertising agreement between Xenon 2 and NBC to be dated as of the Closing Date having the terms set forth in EXHIBIT A hereto.

    "Affiliate" means with respect to a specified Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

    "Business Day" means a day, other than Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

    "Class A Common Stock" means the Class A common stock, $0.0001 par value per share, of Xenon 2.

    "Class B Common Stock" means the Class B common stock, $0.0001 par value per share, of Xenon 2.

    "CNBC.com" means the entity to be formed by NBC or its Subsidiaries pursuant to SECTION 6.10 to conduct business through the CNBC.com universal resource locator.

    "CNET Standstill Agreement" means a Standstill Agreement between Xenon 2 and CNET to be dated as of the Closing Date substantially in the form of EXHIBIT B hereto.

    "CNET Voting Agreement" means a Voting and Right of First Offer Agreement between CNET and NBC to be dated as of the Closing Date substantially in the form of EXHIBIT C hereto.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Contributed Assets" means the Xoom Stock, the interests in SNAP, the Videoseeker Assets and the NBC Multimedia Assets.

    "Convertible Note # 1" means the $39,477,852 Zero Coupon Convertible Debenture due 2006 issued by Xenon 2 to NBC Multimedia on the Closing Date having the terms set forth in EXHIBIT G-1 hereto.

    "Convertible Note # 2" means the $447,416,845 Zero Coupon Convertible Debenture due 2006 issued by Xenon 2 to GE Investments Sub on the Closing Date having the terms set forth in EXHIBIT G-2 hereto.

    "Environmental Laws" means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirement (including, without limitation, common law) of any foreign government, the United States, or any state, local, municipal or other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, or employee health and safety.

                                     A-2-3

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Final Determination" means a determination as defined in Section 1313(a) of the Code or any other event which finally and conclusively establishes the amount of any liability for Taxes.

    "Flying Disc" means Flying Disc Investments Limited Partnership, a Nevada limited partnership.

    "GAAP" means generally accepted accounting principles in the United States.

    "Governance Agreement" means the governance agreement between Xenon 2 and NBC to be dated as of the Closing Date substantially in the form set forth in EXHIBIT D hereto.

    "Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "Implementing Agreements" means, the NBC Note, Convertible Note # 1, Convertible Note # 2, the Governance Agreement, the Registration Rights Agreement, the License Agreement, the Advertising Agreement, the CNET Voting Agreement and the CNET Standstill Agreement.

    "Independent Accountants" means a nationally recognized firm of independent certified public accountants selected and retained by the mutual agreement of NBC and Xenon 2.

    "Intellectual Property" shall mean any patents, patent registrations, patent applications, trademarks, trademark registrations, trademark applications, tradenames, copyrights, copyright applications, copyright registrations, franchises, universal resource locators, domain names, permits, licenses, processes, formulae, proprietary technology, inventions, trade secrets, know-how, product descriptions and specifications.

    "Knowledge of" or "best Knowledge of" a party hereto when modifying any representation and warranty shall mean that such party has no actual knowledge that such representation and warranty is not true and correct to the extent provided therein and that (i) such party has made appropriate investigations and inquiries of its officers and responsible employees and (ii) nothing has come to its attention in the course of such investigation and inquiries which would cause such party, in the exercise of due care, to believe that such representation and warranty is not true and correct to the extent provided therein; PROVIDED that each of the parties hereto shall be deemed to have satisfied the foregoing requirements by making appropriate investigations and inquiries of its officers and employees listed on SCHEDULE 1.1(A), and no knowledge of any other director, officer or employee of such party shall be imputed to the persons listed on the Schedule or to such party.

    "Liability" means, as to any Person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such Person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required to be reflected, in such Person's balance sheets.

    "License Agreement" means the license agreement between NBC Multimedia and NBC to be dated as of May 9, 1999 substantially in the form set forth in EXHIBIT E hereto.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

    "Losses and Expenses" means any and all damages, claims, losses, expenses, costs, obligations and Liabilities, including, without limiting the generality of the foregoing, Liabilities for all reasonable attorneys' fees and expenses (including attorney and expert fees and expenses incurred to enforce the terms of this Agreement), PROVIDED, HOWEVER, that "Losses and Expenses" shall not include any lost profits or other incidental, consequential or punitive damages.

                                     A-2-4

    "Material Adverse Effect" means, for any party, a material adverse effect on
(i) the assets, liabilities, business, results of operations or financial condition of (A) Xoom, Xenon 2 and their respective Subsidiaries, taken as a whole, in the case of Xoom or (B) the NBC Multimedia Businesses and SNAP, taken as a whole, in the case of NBC; or (ii) the ability of such party to perform its obligations hereunder, under the Voting Agreement, the Option Agreement or under the Implementing Agreements to which it is a party. Notwithstanding the foregoing, the occurrence of one of the following events, without the occurrence of any other events, shall not be deemed by itself to constitute a Material Adverse Effect: (i) a change in the market price or trading volume of the outstanding equity securities of a party that is publicly traded, (ii) the failure of a party to meet earnings estimates of equity analysts as reflected in the First Call consensus estimates for any period (or for which earnings are released) on or after May 9, 1999 and prior to the Effective Time or (iii) adverse conditions affecting the U.S. economy as a whole or affecting the multi-media industry (including internet-related businesses) as a whole (PROVIDED that in each case such changes do not affect such party in a disproportionate manner).

    "Materials of Environmental Concern" means any gasoline or petroleum (including, without limitation, crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

    "Member of the Controlled Group" means each trade or business, whether or not incorporated, which would be treated as a single employer with the named trade or business under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

    "Nasdaq" means the Nasdaq National Market.

    "NBC.com" means the NBC.com universal resource locator and the business conducted through it.

    "NBC-IN" means the NBC-IN.com universal resource locator and the business conducted through it.

    "NBC Multimedia Assets" means the assets, properties and other rights of NBC and NBC Multimedia listed on SCHEDULE 1.1(B) which are to be contributed to NMC on the Closing Date.

    "NBC Multimedia Businesses" means, collectively, NBC.com, Videoseeker and NBC-IN.

    "NBC Multimedia Liabilities" means the liabilities of NBC Multimedia listed on SCHEDULE 1.1(C) which are to be assumed by NMC on the Closing Date.

    "NBC Note" means the $340,000,000 note issued by NBC to GE Investments Sub to be transferred to Xenon 2 on the Closing Date.

    "Option Agreement" means the Stock Option Agreement, dated as of May 9,1999, between NBC and Xoom.

    "Other Property or Money" means other property or money within the meaning of SECTION 351(B) of the Code.

    "Permitted Liens" means (i) Liens for Taxes that (x) are not yet due or delinquent or (y) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;
(ii) statutory Liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business with respect to amounts not yet overdue for a period of 45 days or amounts being contested in good faith by appropriate proceedings if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor; (iii) Liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other types of social security or similar benefits; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases,

                                     A-2-5
statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature; (v) easements, rights-of-way, restrictions and other similar charges or encumbrances on real property interests which, individually or in the aggregate, do not materially interfere with the ordinary conduct of the relevant entity or business, taken as a whole or the use of any such real property for its current uses; (vi) leases or subleases granted to others which do not materially interfere with the ordinary conduct of the relevant entity or business, taken as a whole; (vii) with respect to real property, title defects or irregularities that do not in the aggregate materially impair the use of the property; (viii) any other Liens imposed by operation of law that do not, individually or in the aggregate, have a Material Adverse Effect on the relevant entity or business, taken as a whole; and (ix) as to any real property leases with respect to which the relevant entity is a lessee, any Lien affecting the interest of the landlord thereunder.

    "Person" means any individual, corporation, partnership, joint venture, trust, incorporated organization, limited liability company, other form of business or legal entity or Governmental Authority.

    "Post-Closing Tax Period" means any Tax period (or portion thereof) ending after the Closing Date.

    "Pre-Closing Tax Period" means any Tax period (or portion thereof) ending on or before the Closing Date.

    "Registration Rights Agreement" means the registration rights agreement among Xenon 2, NBC, CNET and Flying Disc to be dated as of the Closing Date having the terms set forth in EXHIBIT F hereto.

    "SEC" means the Securities and Exchange Commission.

    "Securities Act" means the Securities Act of 1933, as amended.

    "SNAP" means SNAP! LLC, a Delaware limited liability company.

    "SNAP LLC Agreement" means the limited liability agreement of SNAP, as amended from time to time.

    "SNAP Units" means the units representing limited liability company interests under the SNAP LLC Agreement.

    "Subsidiary" or "Subsidiaries" of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity and any partnership of which such Person serves as general partner.

    "Tax Authority" shall mean any Governmental Authority having jurisdiction over Taxes.

    "Taxes" shall mean all federal, state, local and foreign taxes, fees, charges and other assessments of a similar nature, whether imposed directly or through withholding, including, without limitation, any net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall tax, premium, custom, duty or other tax, together with any interest, additions to tax, or penalties applicable thereto.

    "Tax Returns" shall mean all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax returns relating to Taxes.

    "Videoseeker" means the Videoseeker.com universal resource locator and the business conducted through it.

                                     A-2-6

    "Videoseeker Assets" means the assets, properties and other rights of NBC and NBC Multimedia listed on SCHEDULE 1.1(D).

    "Videoseeker Liabilities" means the liabilities of NBC Multimedia listed on
SCHEDULE 1.1(E).

    "Voting Agreement" means the Voting Agreement, dated as of May 9, 1999, among Xoom, NBC, CNET, Chris Kitze and Flying Disc.

    "Xoom Preferred Stock" means shares of preferred stock, par value $.0001 per share, of Xoom.

    "Xoom Stock" means shares of common stock, par value $.0001 per share, of Xoom.

    "Xenon 2 Merger Agreement" means the Agreement and Plan of Contribution and Merger, dated as of May 9, 1999, among Xoom, Xenon 2, Xenon 3, SNAP and CNET.

TERM                                                                                    SECTION
----------------------------------------------------------------------------------  ---------------
Certificate of Merger.............................................................        3.3
Claim Notice......................................................................        8.3
Class A Common Stock..............................................................        1.1
Class B Common Stock..............................................................        1.1
Closing...........................................................................        3.2
Closing Date......................................................................        3.2
Effective Time....................................................................        3.3
Financial Information.............................................................        4.1(e)
Form S-4..........................................................................        6.1
Indemnified Party.................................................................        6.6(d)
Intellectual Property.............................................................        1.1
Material Transaction Proposal.....................................................        5.5(c)
Merger............................................................................        3.1
Merger Consideration..............................................................        3.8
NBC Multimedia Business Intellectual Property.....................................        4.1(k)
NBC Plans.........................................................................        6.7(b)(i)
Nominees..........................................................................        6.6
Non-Plan Option...................................................................        6.8
Notice Period.....................................................................        8.3
Option Plan.......................................................................        6.8
Proxy Statement...................................................................        6.1
Required Consents.................................................................        6.4
SEC Documents.....................................................................        4.3(h)(i)
SNAP Balance Sheet................................................................        4.2(f)
SNAP Budget.......................................................................        4.2(i)
SNAP Intellectual Property........................................................        4.2(l)
SNAP Plans........................................................................        4.2(p)
Stockholder Approvals.............................................................        5.5
Stockholder Meeting...............................................................        6.2
Surviving Corporation.............................................................        3.1
Takeover Proposal.................................................................        5.5(c)
Vacation Policy...................................................................        6.7(b)(v)
Xenon 2 Stockholder Approval......................................................        4.3(b)
Xoom Budget.......................................................................        4.3(k)
Xoom ESPP.........................................................................        4.3(g)
Xoom Intellectual Property........................................................        4.3(n)
Xoom Options......................................................................        6.8
Xoom Stockholder Approval.........................................................        5.5

                                     A-2-7

                                   ARTICLE II
                          CONTRIBUTIONS AND ISSUANCES

    2.1 CONTRIBUTIONS TO NBC AND NBC MULTIMEDIA. (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing and immediately prior to the Effective Time (as defined in SECTION 3.3), NBC shall contribute to NBC Multimedia, and NBC Multimedia shall accept, a 10% equity interest in CNBC.com, which interest shall be subject to the rights and obligations set forth on SCHEDULE 2.1.

        (b) In connection with the transactions described in SECTION 2.1(A), NBC shall execute, and shall cause NBC Multimedia to execute all contribution, transfer, assumption and other agreements which are reasonably necessary to effect the transactions described therein. The CNBC.com interest shall be transferred free and clear of all Liens, except those set forth on Schedule 2.1(a).

    2.2 CONTRIBUTIONS TO NMC; ISSUANCES OF NMC CAPITAL STOCK. (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing and immediately prior to the Effective Time, NBC shall, or shall cause NBC Multimedia, to assign and contribute to NMC, and NMC shall accept, all of NBC's and NBC Multimedia's right, title and interest in the NBC Multimedia Assets, and NBC and NBC Multimedia shall assign and contribute to NMC, and NMC shall assume, all of the NBC Multimedia Liabilities.

        (b) In connection with the transactions described in SECTION 2.2(A), NBC, NBC Multimedia, and NMC shall execute all contribution, transfer, assumption and other agreements which counsel for NBC and Xoom determine are reasonably necessary to effect the transactions described therein. All of the assets transferred pursuant to SECTION 2.2(A) shall be transferred free and clear of all Liens (other than any Liens imposed by or on behalf of Xenon 2).

        (c) In exchange for the assignments and contributions set forth in
    SECTION 2.2(A), at the Closing and concurrently therewith, NMC shall issue 12,173,111 shares of its common stock, par value $.0001 per share, which until the Effective Time shall represent all of the outstanding capital stock of NMC, to NBC Multimedia.

    2.3 CONTRIBUTIONS TO XENON 2; ISSUANCES OF CONVERTIBLE NOTE AND XENON 2 CAPITAL STOCK. (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing and immediately after the Effective Time, NBC shall cause NBC Multimedia to transfer and assign to Xenon 2, and Xenon 2 shall accept and assume, all of the right, title and interest to (i) the SNAP Units held by NBC Multimedia, including NBC Multimedia's rights pursuant to
SECTION 7.3 and SECTION 7.4 of the SNAP LLC Agreement to increase the number of SNAP Units held by NBC Multimedia as provided in such agreement and (ii) the Videoseeker Assets and the Videoseeker Liabilities.

        (b) In connection with the transactions described in SECTION 2.3(A), NBC, NBC Multimedia and Xenon 2 shall execute all contribution, transfer, assumption, deeds, bills of sale, assignments and purchase, transfer and other agreements which counsel for NBC and Xoom determine are reasonably necessary to effect the transactions described therein. The SNAP Units, including any associated rights, transferred pursuant to SECTION 2.3(A) shall be transferred free and clear of all Liens (other than any Liens imposed by or on behalf of Xenon 2). The Videoseeker Assets shall be transferred free and clear of all Liens, except those set forth on Schedule 1.1(e).

        (c) In exchange for the assignment and contribution of the SNAP Units set forth in SECTION 2.3(A), at the Closing and concurrently therewith, Xenon 2 shall issue 11,417,569 shares of Class B Common Stock to NBC Multimedia; PROVIDED, that in no event shall NBC and its Affiliates be issued shares of Common Stock of Xenon 2 that would result in their aggregate holding of such shares being equal to or greater than 50% of the outstanding shares of Common Stock of Xenon 2

                                     A-2-8
    after giving effect to all of the issuances of such Common Stock on the Closing Date. In exchange for the assignment and contribution of the Videoseeker Assets and the Videoseeker Liabilities set forth in SECTION 2.3(A)(II), at the Closing and concurrently therewith, Xenon 2 shall issue Convertible Note # 1 to NBC Multimedia.

        (d) Upon the original issuance of the shares of Class B Common Stock by Xenon 2 to NBC Multimedia pursuant to SECTION 2.2 and SECTION 2.3(C), and until such time as the same is no longer required hereunder or under the applicable requirements of the Securities Act or applicable state securities laws, any certificate issued representing any such Class B Common Stock shall bear the following legend:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (A) THEY ARE SO REGISTERED OR (B) AN EXEMPTION FROM REGISTRATION IS AVAILABLE AND THE ISSUER IS FURNISHED WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. IN ADDITION, SUCH SHARES MAY ONLY BE TRANSFERRED PURSUANT TO THE PROVISIONS OF A GOVERNANCE AND INVESTOR RIGHTS AGREEMENT,
    DATED AS OF            , 1999, AS AMENDED FROM TIME TO TIME, AMONG NATIONAL
    BROADCASTING COMPANY, INC. AND THE ISSUER COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER."

    2.4 NOTE PURCHASE. (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, after the Effective Time and the consummation of all of the transactions contemplated by SECTIONS 2.1, 2.2 and
2.3 of this Agreement, GE Investments Sub shall purchase Convertible Note # 2 from Xenon 2 in exchange for an assignment of the NBC Note from GE Investments Sub to Xenon 2, free and clear of all Liens.

        (b) In connection with the transactions described in SECTION 2.4(A), NBC, GE Investments Sub and Xenon 2 shall execute all deeds, bills of sale, assignments and purchase, transfer and other agreements which counsel for NBC and Xoom determine are reasonably necessary to effect the transactions described therein. Upon surrender of the NBC Note to NBC, NBC shall issue a new note payable to Xenon 2 having the terms set forth in EXHIBIT H.

    2.5 REQUIRED CONSENTS. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to NMC or Xenon 2 of any of the assets (including any assumed contract, license or other agreement) is prohibited by applicable law or would require any governmental or third-party authorization, approval, consent or waiver and such authorization, approval, consent or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery thereof if any of the foregoing would constitute a breach of applicable law or the rights of any third party. Following the Closing, the parties shall use their reasonable commercial efforts, and shall cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; PROVIDED, HOWEVER, that neither NBC, Xenon 2 nor any of their respective Affiliates shall be required to pay any consideration therefor, other than filing, recordation or similar fees payable to any governmental authority, which fees shall be paid by Xenon 2. Pending or in the absence of such authorization, approval, consent or waiver, the parties shall use their reasonable commercial efforts to enter into reasonable and lawful arrangements designed to provide to Xenon 2 the benefits and liabilities of use of such assets from and after the Effective Time.

                                     A-2-9

    2.6 TAX REFUNDS. Notwithstanding anything herein to the contrary, Xenon 2 shall be entitled to all refunds of Taxes with respect to the activities, properties or employees of NMC or SNAP attributable to the period after the Closing Date.

                                  ARTICLE III
                                   THE MERGER

    3.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), NMC shall be merged (the "Merger") with and into Xenon 2 at the Effective Time. Following the Merger, the separate corporate existence of NMC shall cease and Xenon 2 shall continue as the surviving corporation (the "Surviving Corporation").

    3.2 CLOSING. Subject to the satisfaction or waiver (subject to applicable law) of the conditions set forth in ARTICLE VII, the closing of the Merger and the transactions contemplated by this Agreement (the "Closing") will take place on the second Business Day after all the conditions to Closing (other than conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in ARTICLE VII shall have been satisfied or waived, unless this Agreement has been theretofore terminated pursuant to its terms, unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, 10017, unless another place is agreed to in writing by the parties hereto.

    3.3 EFFECTIVE TIME. As soon as practicable following the satisfaction of the conditions set forth in ARTICLE VII, the parties shall (i) file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and (ii) make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

    3.4 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of NMC and Xenon 2 shall be vested in the Surviving Corporation, and all debts, liabilities and duties of NMC and Xenon 2 shall become the debts, liabilities and duties of the Surviving Corporation.

    3.5 CERTIFICATES OF INCORPORATION. Xoom shall cause the certificate of incorporation of Xenon 2 to be amended and restated immediately prior to the Effective Time to change the name of Xenon 2 to "NBC Internet, Inc." and so as to otherwise read in its entirety as set forth in EXHIBIT 3.5, with such changes therein as NBC and Xenon 2 may agree upon prior to the Effective Time, and such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    3.6 BY-LAWS. Xoom shall cause the by-laws of Xenon 2 to be amended and restated effective prior to the Effective Time so as to read in their entirety as set forth in EXHIBIT 3.6, with such changes therein as NBC and Xenon 2 may agree upon prior to the Effective Time, and such amended and restated by-laws shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    3.7 OFFICERS AND DIRECTORS OF SURVIVING CORPORATION AND XENON 2. The officers and directors of the Surviving Corporation shall be as provided in
SCHEDULE 3.7, which individuals will serve as officers and directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be an officer or director or until their respective successors are duly elected and qualified.

    3.8 EFFECT ON CAPITAL STOCK. (a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.0001, of NMC (the

                                     A-2-10

"NMC Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of NMC Common Stock held by NMC, all of which shall be canceled as provided in SECTION 3.8(C)) shall be converted into one share of Class B common stock, par value $0.0001 per share, of the Surviving Corporation (the "Merger Consideration") and all shares of common stock of the Surviving Corporation issued and outstanding at the Effective Time shall remain outstanding after the Merger.

        (b) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of NMC Common Stock shall be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of NMC Common Stock (a "Certificate") shall thereafter cease to have any rights with respect to such shares of NMC Common Stock, except as provided herein or by law.

        (c) Each share of NMC Common Stock held by NMC at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and no stock of Xenon 2 or other consideration shall be delivered in exchange therefor.

        (d) Upon the original issuance of the shares of Class B Common Stock by Xenon 2 in connection with the Merger, and until such time as the same is no longer required hereunder or under the applicable requirements of the Securities Act or applicable state securities laws, any certificate issued representing any such Class B Common Stock shall bear the following legend:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (A) THEY ARE SO REGISTERED OR (B) AN EXEMPTION FROM REGISTRATION IS AVAILABLE AND THE ISSUER IS FURNISHED WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. IN ADDITION, SUCH SHARES MAY ONLY BE TRANSFERRED PURSUANT TO THE PROVISIONS OF A GOVERNANCE AND INVESTOR RIGHTS AGREEMENT,
    DATED AS OF             , 1999, AS AMENDED FROM TIME TO TIME AMONG NATIONAL
    BROADCASTING COMPANY, INC. AND THE ISSUER COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER."

    3.9 EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, NBC shall cause NBC Multimedia to deliver its Certificate to Xenon 2 and NBC Multimedia shall be entitled to receive in exchange a certificate representing, in the aggregate, the number of shares into which the NMC Common Stock was converted pursuant to SECTION 3.8(A).

    3.10 NO FURTHER OWNERSHIP RIGHTS IN NMC COMMON STOCK. All shares of Class B Common Stock issued upon conversion of NMC Common Stock in accordance with the terms of this ARTICLE III shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of NMC Common Stock formerly represented thereby.

    3.11 FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of NMC or Xenon 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of NMC or Xenon 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

    3.12 FEDERAL INCOME TAX CONSEQUENCES. For federal income tax purposes, it is intended that the transfers described in SECTION 2.2 and SECTION 2.3 and the Merger qualify as a contribution to Xenon 2 qualifying under Section 351 of the Code.

                                     A-2-11

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE PARTIES

    4.1 REPRESENTATIONS AND WARRANTIES OF NBC. NBC represents and warrants to Xoom and Xenon 2 as follows, PROVIDED that none of the representations or warranties contained in this SECTION 4.1 are made with respect to SNAP, its assets, Liabilities or the business conducted thereby except paragraphs (a), (b) and (c) and the second sentence of paragraph (g) to the extent related to the ownership or transfer of the SNAP Units:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. NBC, NMC and each of Neon's Subsidiaries that is a party to an Implementing Agreement is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. NBC, NMC and each of Neon's Subsidiaries that is a party to an Implementing Agreement has all requisite power and authority to enter into this Agreement and the Implementing Agreements to which it is a party and to perform its obligations hereunder and thereunder. NBC, NMC and each of Neon's Subsidiaries that is a party to an Implementing Agreement is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect.

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENTS. The execution, delivery and performance by NBC and its Subsidiaries of the Existing Merger Agreement, this Agreement and the Implementing Agreements to which it or its Subsidiaries is a party and the consummation by NBC and its Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other governance action (including any required approval from NBC Parent) on the part of NBC and its Subsidiaries. Each of the Existing Merger Agreement, this Agreement, the Option Agreement and the Voting Agreement has been, and each of the Implementing Agreements to which NBC or any of its Subsidiaries is a party will on the Closing Date be, duly executed and delivered by NBC and its Subsidiaries and constitutes or, in the case of the Implementing Agreements, upon execution thereof will constitute, a valid and legally binding obligation of NBC and its Subsidiaries, enforceable against each in accordance with its terms.

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except as described in SCHEDULE 4.1(C), the execution, delivery and performance of this Agreement, the Option Agreement and the Implementing Agreements by NBC and its Subsidiaries and the consummation by such Persons of the transactions contemplated hereby and thereby will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws or other governing documents of NBC or its Subsidiaries; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority or any approvals required under SECTION 4.1(B)) or violate or conflict with, or result in a breach of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a Lien on any of the NBC Multimedia Assets or the Videoseeker Assets under, any of the terms, conditions or provisions of any contract or license to which NBC or any of its Subsidiaries is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to NBC or any of its Subsidiaries; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii),

                                     A-2-12

    (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        (d) CERTAIN FEES. Neither NBC or any of its Subsidiaries nor the officers, directors or employees, thereof have employed any broker or finder or incurred any other Liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby; except that NBC has employed BT Alex. Brown Incorporated whose fees and expenses will be paid in accordance with SECTION 10.5 if the transactions contemplated by this Agreement are consummated and will otherwise be paid by NBC.

        (e) FINANCIAL INFORMATION, LIABILITIES. NBC has provided Xenon 2 with certain historical financial information relating to the NBC Multimedia Businesses set forth on SCHEDULE 4.1(E) hereto (the "Financial Information"). The Financial Information has been prepared in accordance with the accounting principles and procedures set forth on SCHEDULE 4.1(E) and is true and correct in all material respects. All of the NBC Multimedia Liabilities and Videoseeker Liabilities primarily relate to the NBC Multimedia Businesses.

        (f)  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed on
    SCHEDULE 4.1(F), since December 31, 1998, NBC and its Subsidiaries have conducted the NBC Multimedia Businesses in all material respects only in the ordinary course, consistent with past practice and there has not been (i) any material adverse change in the assets, liabilities, business, results of operations or financial condition of the NBC Multimedia Businesses or (ii) except in the ordinary course of business consistent with past practice and except for such matters that would not reasonably be expected to have a Material Adverse Effect, any damage, destruction, loss, conversion, condemnation or taking by eminent domain related to any material NBC Multimedia Asset. In addition, except as disclosed on SCHEDULE 4.1(F), from December 31, 1998 to May 9, 1999, neither NBC nor any of its Subsidiaries has (A) acquired or disposed of any material assets of an NBC Multimedia Business or entered into any agreement or other arrangement for any such acquisition or disposition or (B) relinquished, forgiven or canceled any material debts or claims with respect to an NBC Multimedia Business.

        (g) TITLE TO PROPERTIES; ABSENCE OF LIENS. NBC or its Subsidiaries have, and at the Closing, NMC will acquire, good title to (or, in the case of real estate or equipment leases, a valid lease to) all properties, assets and other rights included in the NBC Multimedia Assets, free and clear of all Liens except for Permitted Liens and Liens described on Schedule 1.1(c). NBC or its Subsidiaries have, and at the Closing, immediately prior to the Effective Time, Xenon 2 will acquire, good title to (or in the case of real estate or equipment leases, a valid lease to) all properties, assets and other rights included in the Videoseeker Assets, free and clear of all Liens except for Permitted Liens and Liens described on Schedule 1.1(e). NBC or its Subsidiaries have, and at the Closing, Xenon 2 will acquire, good title to all of the SNAP Units held by NBC and its Subsidiaries, free and clear of all Liens (other than Liens created, imposed or granted by Xenon 2 and as set forth in the SNAP LLC Agreement). Assuming the consummation of the transactions contemplated by the Xenon 2 Merger Agreement in accordance with the terms and conditions thereof, at the Closing, Xenon 2 will acquire good title to all of the SNAP Units.

        (h) PROPERTIES, CONTRACTS, PERMITS AND OTHER DATA. Except as specified in SCHEDULE 4.1(H) hereto, all rights, licenses, leases, registrations, applications, contracts, commitments and other agreements of NBC and its Subsidiaries with respect to the NBC Multimedia Businesses or by which the NBC Multimedia Assets or Videoseeker Assets are bound are in full force and effect and are valid and enforceable in accordance with their respective terms except for such failures to be in full force and effect and valid and enforceable that would not, individually or in the aggregate, have a Material Adverse Effect. No NBC Multimedia Business is in breach or default in the performance of any obligation thereunder and no event has occurred or has failed to occur

                                     A-2-13
    whereby any of the other parties thereto have been or will be released therefrom or will be entitled to refuse to perform thereunder, the enforcement of which would have, either individually or in the aggregate, a Material Adverse Effect.

        (i) LEGAL PROCEEDINGS. Except as described in SCHEDULE 4.1(I), there is no litigation, proceeding or governmental investigation to which NBC or its Subsidiaries is a party pending or, to the best Knowledge of NBC, threatened against it or its Subsidiaries which, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or which, as of May 9, 1999, seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby. NBC and its Subsidiaries are not party to, nor are the NBC Multimedia Assets or Videoseeker Assets subject to, any judgment, writ, decree, injunction or order entered by any court or governmental authority (domestic or foreign) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

        (j) LABOR CONTROVERSIES. Except as set forth on SCHEDULE 4.1(J), (i) there have been no labor strikes, slow-downs, work stoppages, lock-outs or other material labor controversies or disputes during the past two years, nor is any such strike, slow-down, work stoppage or other material labor controversy or dispute pending or, to the best Knowledge of NBC, threatened, in each case with respect to the current or former employees of the NBC Multimedia Businesses, (ii) none of the NBC Multimedia Businesses are a party to any labor contract, collective bargaining agreement, contract, letter of understanding or, to Neon's Knowledge, any other agreement, formal or informal, with any labor union or organization, nor are any of the NBC Multimedia Businesses' employees represented by any labor union or organization, and (iii) no NBC Multimedia Business has closed any facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past two years nor has any NBC Multimedia Business planned or announced any such action or program for the future.

        (k) INTELLECTUAL PROPERTY. NBC or its Subsidiaries own or are licensed or otherwise have the right to use, all Intellectual Property currently used in the NBC Multimedia Businesses (the "NBC Multimedia Business Intellectual Property"), except as would not, individually or in the aggregate, have a Material Adverse Effect. No NBC Multimedia Business has infringed upon or is in conflict with the Intellectual Property of any third party nor has any NBC Multimedia Business received any written notice of any claim that any NBC Multimedia Business has infringed upon or is in conflict with any Intellectual Property of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on
    SCHEDULE 4.1(K), none of the rights of NBC or its Subsidiaries to the NBC Multimedia Business Intellectual Property will be impaired in any way by the transactions provided for herein, and all of the rights of NBC and its Subsidiaries to the NBC Multimedia Business Intellectual Property will be fully enforceable by NMC after the Closing Date to the same extent as such rights would have been enforceable by NBC or its Subsidiaries before the Closing, without the consent or agreement of any other party other than any consents and agreements the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect. There have been no claims (whether private or governmental) against NBC or its Subsidiaries asserting the invalidity or unenforceability of its ownership, license or other right to use any of the registered NBC Multimedia Business Intellectual Property.

        (l) GOVERNMENT LICENSES, PERMITS, ETC. Except as set forth on SCHEDULE 4.1(L), NBC and its Subsidiaries have all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities required for the conduct of each NBC Multimedia Business as presently conducted, except where failure would not, individually or in the aggregate, have a Material Adverse Effect.

                                     A-2-14

        (m) CONDUCT OF BUSINESS IN COMPLIANCE WITH REGULATORY AND CONTRACTUAL REQUIREMENTS. NBC and its Subsidiaries have complied with all applicable laws, ordinances, regulations or orders or other requirements of any Governmental Authority applicable to the NBC Multimedia Businesses, including, without limitation, all rules, regulations and administrative orders relating to anti-competitive practices, discrimination, employment, health and safety, except where the failure to be in such compliance would not have, either individually or in the aggregate, a Material Adverse Effect.

        (n) ENVIRONMENTAL MATTERS. Except as set forth on SCHEDULE 4.1(N) and except for matters that, individually or in the aggregate, would not have a Material Adverse Effect, (i) NBC and its Subsidiaries comply and have complied with all Environmental Laws applicable to the NBC Multimedia Businesses, and possess and comply with and have possessed and complied with all Environmental Permits for each NBC Multimedia Business; (ii) there are and have been no Materials of Environmental Concern, or other conditions, at any property owned or leased by NBC or any of its Subsidiaries and included in the NBC Multimedia Assets or Videoseeker Assets that could give rise to any liability under any Environmental Law or result in costs arising out of any Environmental Law; (iii) no judicial, administrative, or arbitral proceeding (including any notice of violation or alleged violation) under any Environmental Law to which any NBC or any of its Subsidiaries is, or to the Knowledge of NBC and its Subsidiaries will be, named as a party is pending or, to the Knowledge of NBC, threatened, with respect to any NBC Multimedia Business nor is any NBC Multimedia Business the subject of any investigation in connection with any such proceeding or potential proceeding; (iv) there are no past, present, or anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could be expected to prevent, or materially increase the burden on any NBC Multimedia Business of complying with applicable Environmental Laws or of obtaining, renewing, or complying with all Environmental Permits required under such laws; and (v) NBC has provided to the other parties true and complete copies of all Environmental Reports relating to the NBC Multimedia Businesses in the possession or control of NBC and its Subsidiaries.

        (o) EMPLOYEE BENEFIT MATTERS. (i) Neither NBC nor any of its Subsidiaries nor any Member of the Controlled Group of which it is a member has (A) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (B) incurred, or could reasonably be expected to incur, any liability under (I) Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (II) Section 4971 of the Code that in either case could become a liability of Xenon 2 or any Subsidiary after the Closing Date. The assets of NBC and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Code Section 412(n) by reason of a failure of any of NBC or any Subsidiary or any Member of the Controlled Group of which it is a member to make timely installments or other payments required under Code Section
    412. SCHEDULE 6.7(A) sets forth (i) the names and salaries of each employee to whom Xenon 2 shall offer employment pursuant to SECTION 6.7 and (ii) any employment agreements between such employees and NBC or any of its Subsidiaries.

            (ii) Except as provided on SCHEDULE 4.1(O), no plan exists with respect to the Transferred Employees that could result in the payment to them of any money or other property or accelerate or provide any other rights or benefits to them as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

        (p) ABSENCE OF CERTAIN BUSINESS PRACTICES. No officer, employee or agent of any NBC Multimedia Business, nor any other Person acting on behalf of any NBC Multimedia Business, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to

                                     A-2-15
    any customer, supplier, governmental employee or other Person or entity who is or may be in a position to help or hinder any NBC Multimedia Business (or assist such NBC Multimedia Business in connection with any actual or proposed transaction) which (x) subjects any party or any of their respective Subsidiaries, to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (y) if not given in the past, would have had a Material Adverse Effect or (z) if not continued in the future, would have a Material Adverse Effect or which might subject any party or any of their respective Subsidiaries, to suit or penalty in any private or governmental litigation or proceeding.

        (q) ENTIRE BUSINESS. Except as set forth in SCHEDULE 4.1(Q), the NBC Multimedia Assets and the Videoseeker Assets, including the License Agreement, will enable Xenon 2 to conduct the NBC Multimedia Businesses after the Effective Time in substantially the same manner as they are currently being conducted.

        (r) TAX MATTERS. (i) NBC and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will timely file or cause to be timely filed, all Tax Returns required by applicable law to be filed by any of them prior to the Effective Time with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com. All such Tax Returns are or will be true, complete and correct in all material respects. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any of such Tax Returns and neither NBC nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Return with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com, which return has not yet been filed. There is no pending claim by any authority of a jurisdiction where NBC or any of its Subsidiaries has not filed Tax Returns that NBC or such Subsidiary is or may have been subject to taxation by that jurisdiction with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com. All Taxes required to be withheld by NBC or its Affiliates with respect to the NBC Multimedia Businesses or CNBC.com or their activities, properties, employees or independent contractors have been withheld and paid over to the appropriate Tax Authority.

            (ii) NBC and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes due with respect to any period beginning prior to the Effective Time with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com. No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against NBC or any of its Subsidiaries with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com. There are no liens for Taxes upon the assets of NBC or any of its Subsidiaries, except for liens for current Taxes not yet due, with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com.

           (iii) With respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC, neither NBC nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code or any similar applicable provision by reason of a voluntary change in accounting method initiated by NBC or any of its Subsidiaries, and neither the Internal Revenue Service nor any taxing authority has proposed in writing any such adjustment or change in accounting method. Neither NBC nor any of its Subsidiaries has received a tax ruling or entered into a

                                     A-2-16
       closing agreement with any taxing authority that would have a Material Adverse Effect upon the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.

            (iv) With respect to the NBC Multimedia Business, neither NBC nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement, in each case, that could obligate it to make any payments that would not be deductible pursuant to
       Section 280G of the Code.

            (v) None of the NBC Multimedia Businesses or the business of CNBC.com has a "permanent establishment," as defined in any applicable Tax treaty or convention of the United States of America, or fixed place of business in any foreign country. NBC and its Affiliates are in compliance with the terms and conditions of any applicable tax exemptions, agreements or orders of any foreign government to which it may be subject or which it may have claimed with respect to the NBC Multimedia Businesses or the assets, employees or businesses of or to be contributed by NBC or its Affiliates to CNBC.com, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

            (vi) CNBC.com shall initially be treated as a partnership for federal income tax purposes.

        (s) ACCREDITED INVESTOR. NBC is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. NBC (i) is acquiring the Class B Common Stock for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof, in violation of the Securities Act; (ii) has had an opportunity to ask questions of the officers and directors of, and has had access to information concerning, Xenon 2 and its Subsidiaries; (iii) has knowledge, sophistication and experience in business and financial matters and risks of such investment; (iv) is able to bear the economic risk of such investment; and (v) is able to afford a complete loss of such investment.

        (t) YEAR 2000 COMPLIANCE. With respect to the NBC Multimedia Businesses, NBC has adopted and implemented a commercially reasonable plan to provide (x) that the change of the year from 1999 to the year 2000 will not have a Material Adverse Effect and (y) that the impacts of such change on the venders and customers of the NBC Multimedia Businesses will not have a Material Adverse Effect. In Neon's reasonable best estimate, no expenditures materially in excess of currently budgeted items previously disclosed to Xenon 2 will be required in order to cause the information and business systems of the NBC Multimedia Businesses to operate properly following the change of the year 1999 to the year 2000. NBC reasonably expects any material issues related to such change of the year will be resolved in accordance with the timetable set forth in such plan (and in any event on a timely basis in order to be resolved before the year 2000). Between May 9, 1999 and the Effective Time, NBC shall continue to use commercially reasonable efforts to implement such plan.

        (u) NMC. The authorized capital stock of NMC consists of 100 shares of common stock, par value $0.0001 per share, of which 100 shares have been issued and are outstanding and held by NBC Multimedia as of May 9, 1999. NMC has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Prior to the Closing Date, NMC's certificate of incorporation will be amended to provide for an authorized capital stock sufficient to permit NMC to issue shares of its common stock as described in SECTION 2.2(C).

        (v) NO OTHER LIABILITIES. Other than the NBC Multimedia Liabilities or Videoseeker Liabilities or as set forth on Schedule 1.1(e), there are no Liabilities of NBC or its Subsidiaries or GE Investments Sub that will be transferred or assigned to, or assumed by, NMC in connection with the transactions set forth in SECTION 2 or as to which NMC or Xenon 2 could be liable.

                                     A-2-17

    4.2 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SNAP. NBC represents and warrants to Xenon 2 as follows:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. SNAP is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. SNAP is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect. SNAP has no Subsidiaries other than SNAP International LLC which has not commenced business operations and has no material assets or liabilities.

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENT. The transfer of the interests in SNAP pursuant hereto have been duly authorized by all necessary action on the part of SNAP.

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except as described in SCHEDULE 4.2(C), the execution, delivery and performance by NBC of this Agreement and the Implementing Agreements to which it is a party and the consummation by NBC of the transactions contemplated hereby and thereby will not (i) conflict with or result in a breach of any provision of the SNAP LLC Agreement; (ii) require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority) or violate or conflict with, or result in a breach of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a Lien on any of the assets of SNAP under any of the terms, conditions or provisions of any contract or license to which SNAP is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to SNAP; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii), (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        (d) CERTAIN FEES. Neither SNAP nor any of the officers, directors or employees, thereof has employed any broker or finder or incurred any other Liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby except that SNAP has employed of BT Alex. Brown Incorporated whose fees and expenses will be paid in accordance with SECTION 10.5 of the transactions contemplated by this Agreement are consummated and otherwise will be paid by SNAP.

        (e) EQUITY INTERESTS. As of May 9, 1999, the outstanding equity interests in SNAP and the holders thereof are set forth on SCHEDULE 4.2(E) hereto. All outstanding SNAP Units are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive rights except as set forth in the SNAP LLC Agreement and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid distributions with respect to any SNAP Units. The limited liability company interests of SNAP International LLC have been duly authorized and issued, and are fully paid and non-assessable and are owned by SNAP free and clear of all Liens. Except for the capital stock of its Subsidiaries, SNAP does not own, directly or indirectly, more than 10% of the capital stock or other ownership interest in any Person and to the extent it owns less than 10% of the capital stock or other ownership interest in any Person, such interests in the aggregate do not constitute a material part of SNAP's assets. Except as set forth on SCHEDULE 4.2(E) hereto or as provided under the terms of this Agreement, no SNAP Units are reserved for issuance, and there are no contracts, agreements, commitments or arrangements obligating SNAP to (i) offer, sell, issue or grant any equity interests in, or any

                                     A-2-18
    options, warrants or rights of any kind to acquire any equity interests in, or any other securities that are convertible into or exchangeable for any equity interests in SNAP or (ii) to redeem, purchase or acquire, or offer to purchase or acquire, any outstanding equity interests in or any outstanding options, warrants or rights of any kind to acquire any equity interests in, or any other outstanding securities that are convertible into or exchangeable for any equity interests in SNAP. At the Effective Time, after giving effect to the transactions contemplated by the Xenon 2 Merger Agreement and this Agreement, Xenon 2 will own all of the outstanding SNAP Units, other than SNAP Units issued pursuant to the exercise of SNAP Options, free and clear of all Liens.

        (f) FINANCIAL INFORMATION, LIABILITIES. The unaudited balance sheet for SNAP as at December 31, 1998 (the "SNAP Balance Sheet") and the related unaudited income statement for the six months ending December 31, 1998, copies of which are attached hereto as SCHEDULE 4.2(F) present fairly in all material respects the financial condition and results of operations of SNAP as at December 31, 1998 and for the period then ended subject to normal year-end audit adjustments and financial statement footnote disclosure. Except as set forth on SCHEDULE 4.2(G), except as and to the extent disclosed in the SNAP Balance Sheet, and except for liabilities incurred in connection with the transactions contemplated by this Agreement and the Implementing Agreements, there are no liabilities, whether absolute, accrued, contingent or otherwise, of SNAP, that would be required to be reflected on, or reserved against, in such consolidated balance sheet of SNAP, except for (x) liabilities which, singly or in the aggregate, would not have a Material Adverse Effect and (y) liabilities incurred subsequent to the date of such balance sheet by SNAP in the ordinary course of business consistent with past practice.

        (g)  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed on
    SCHEDULE 4.2(G) since December 31, 1998, SNAP has conducted its business in all material respects only in the ordinary course consistent with past practice and there has not been (i) any material adverse change in the assets, liabilities, business, results of operations or financial condition of SNAP, or (ii) except in the ordinary course of business consistent with past practice and except for such matters that would not reasonably be expected to have a Material Adverse Effect, any damage, destruction, loss, conversion, condemnation or taking by eminent domain related to any of its material assets. In addition, except as disclosed on SCHEDULE 4.2(G), from December 31, 1998 to May 9, 1999, SNAP has not (A) acquired or disposed of any material assets or entered into any agreement or other arrangement for any such acquisition or disposition or (B) relinquished, forgiven or canceled any material debts or claims.

        (h)  TITLE TO PROPERTIES; ABSENCE OF LIENS.  Except as disclosed on
    SCHEDULE 4.2(H), SNAP has good title to (or, in the case of real estate or equipment leases, a valid lease to) all of its properties, assets and other rights, free and clear of all Liens except for Permitted Liens and such assets will enable Xenon 2 to conduct the business of SNAP after the Effective Time in substantially the same manner as it is currently being conducted.

        (i) PROPERTIES, CONTRACTS, PERMITS AND OTHER DATA. Except as specified in SCHEDULE 4.2(I) hereto, all rights, licenses, leases, registrations, applications, contracts, commitments and other agreements of SNAP or by which SNAP is bound are in full force and effect and are valid and enforceable in accordance with their respective terms except for such failures to be in full force and effect and valid and enforceable that would not, individually or in the aggregate, have a Material Adverse Effect. SNAP is not in breach or default in the performance of any obligation thereunder and no event has occurred or has failed to occur whereby any of the other parties thereto have been or will be released therefrom or will be entitled to refuse to perform thereunder, the enforcement of which would have, either individually or in the aggregate, a Material Adverse Effect. SNAP has provided to Xoom complete and accurate copies of SNAP's current annual budget and operating plan (the "SNAP Budget").

                                     A-2-19

        (j) LEGAL PROCEEDINGS. Except as described in SCHEDULE 4.2(J), there is no litigation, proceeding or governmental investigation to which SNAP is a party pending or, to the best Knowledge of SNAP, threatened against it or its assets which, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or which, as of May 9, 1999, seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby. SNAP is not a party to nor are its assets subject to any judgment, writ, decree, injunction or order entered by any court or governmental authority (domestic or foreign) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

        (k) LABOR CONTROVERSIES. Except as set forth on SCHEDULE 4.2(K), (i) there have been no labor strikes, slow-downs, work stoppages, lock-outs or other material labor controversies or disputes during the past two years, nor is any such strike, slow-down, work stoppage or other material labor controversy or dispute pending or, to the best Knowledge of NBC, threatened with respect to the current or former employees of SNAP, (ii) SNAP is not a party to any labor contract, collective bargaining agreement, contract, letter of understanding or, to Neon's Knowledge, any other agreement, formal or informal with any labor union or organization, nor are any of SNAP's employees represented by any labor union or organization and (iii) SNAP has not closed any facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past two years nor planned or announced any such action or program for the future.

        (l) INTELLECTUAL PROPERTY. SNAP owns or is licensed or otherwise has the right to use, all Intellectual Property currently used in its business (the "SNAP Intellectual Property"), except as would not, individually or in the aggregate, have a Material Adverse Effect. SNAP has not infringed upon or is in conflict with the Intellectual Property of any third party nor has SNAP received any written notice of any claim that it has infringed upon or is in conflict with any Intellectual Property of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on SCHEDULE 4.2(L), none of the rights of SNAP to the SNAP Intellectual Property will be impaired in any way by the transactions provided for herein, and all of the rights of SNAP to the SNAP Intellectual Property will be fully enforceable by SNAP after the Closing Date to the same extent as such rights would have been enforceable by SNAP before the Closing, without the consent or agreement of any other party other than any consents and agreements the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect. There have been no claims (whether private or governmental) against SNAP asserting the invalidity or unenforceability of its ownership, license or other right to use any of the registered SNAP Intellectual Property.

        (m) GOVERNMENT LICENSES, PERMITS, ETC. Except as set forth on SCHEDULE 4.2(M), SNAP has all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities required for the conduct of its business as presently conducted, except where failure would not, individually or in the aggregate, have a Material Adverse Effect.

        (n) CONDUCT OF BUSINESS IN COMPLIANCE WITH REGULATORY AND CONTRACTUAL REQUIREMENTS. SNAP has complied with all applicable laws, ordinances, regulations or orders or other requirements of any Governmental Authority including, without limitation, all rules, regulations and administrative orders relating to anti-competitive practices, discrimination, employment, health and safety, except where the failure to be in such compliance would not have, either individually or in the aggregate, a Material Adverse Effect.

        (o) ENVIRONMENTAL MATTERS. Except as set forth on SCHEDULE 4.2(O) and except for matters that, individually or in the aggregate, would not have a Material Adverse Effect, (i) SNAP complies and has complied with all applicable Environmental Laws, and possesses and complies with and has possessed and complied with all Environmental Permits; (ii) there are and have been

                                     A-2-20
    no Materials of Environmental Concern, or other conditions, at any property owned or leased by SNAP that could give rise to any liability under any Environmental Law or result in costs arising out of any Environmental Law;
    (iii) no judicial, administrative, or arbitral proceeding (including any notice of violation or alleged violation) under any Environmental Law to which SNAP is, or to the Knowledge of SNAP will be, named as a party is pending or, to the Knowledge of SNAP, threatened, nor is SNAP the subject of any investigation in connection with any such proceeding or potential proceeding; (iv) there are no past, present, or anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could be expected to prevent, or materially increase the burden on SNAP of complying with applicable Environmental Laws or of obtaining, renewing, or complying with all Environmental Permits required under such laws; and (v) SNAP has provided to the other parties true and complete copies of all Environmental Reports relating to it in the possession or control of such party.

        (p) EMPLOYEE BENEFIT MATTERS. (i) SCHEDULE 4.2(P) contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of ERISA, and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any employee or former employee of SNAP or its Subsidiaries has any present or future right to benefits and under which SNAP or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "SNAP PLANS".

            (ii) With respect to each SNAP Plan which is maintained solely by SNAP (the "Portal Level Plans"), SNAP has made available to NBC a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable:
       (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communications) by SNAP or its Subsidiaries to their employees concerning the extent of the benefits provided under a SNAP Plan; and (D) for the most recent two years (I) the Form 5500 and attached schedules and (II) audited financial statements.

           (iii) (A) Each SNAP Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each SNAP Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification (or is established using a prototype plan form which has received such a letter), and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) for each SNAP Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (D) no non-exempt "prohibited transaction" (as such term is defined in ERISA section 406 and Code section 4975) with respect to any SNAP Plan; and (E) no SNAP Plan provides retiree welfare benefits and neither SNAP nor its Subsidiaries have any obligations to provide any retiree welfare benefits except as provided under Section 4980B of the Code.

            (iv) No SNAP Plan is subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), no SNAP Plan is a multiple employer plan; and no SNAP Plan is subject to the minimum funding requirements of ERISA Section 302 or Code Section 412.

                                     A-2-21

            (v) Neither SNAP nor any of its Subsidiaries nor any member of the Controlled group of which it is a member has (A) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (B) incurred, or could reasonably be expected to incur, any liability under
       (I) Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (II) Section 4971 of the Code that in either case could become a liability of the SNAP or any Subsidiary or NMC after the Closing Date. The assets of SNAP and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Code Section 412(n) by reason of a failure of any of the SNAP or any Subsidiary or any member of the Controlled Group of which it is a member to make timely installments or other payments required under Code Section 412.

            (vi) With respect to any SNAP Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of SNAP or its Subsidiaries, threatened and
       (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

           (vii) Except as provided on SCHEDULE 4.2(P), no SNAP Plan exists that could result in the payment to any present or former employee of SNAP or its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of SNAP or its Subsidiaries as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

        (q) ABSENCE OF CERTAIN BUSINESS PRACTICES. Neither SNAP, nor any officer, employee or agent of SNAP, nor any other Person acting on behalf of SNAP, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person or entity who is or may be in a position to help or hinder SNAP (or assist SNAP in connection with any actual or proposed transaction) which (x) subjects any party or NMC or any of their respective Affiliates, to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (y) if not given in the past, could have had a Material Adverse Effect or (z) if not continued in the future, could have a Material Adverse Effect or which might subject any party or NMC or any of their respective Affiliates to suit or penalty in any private or governmental litigation or proceeding.

        (r) TAX MATTERS. Except as set forth on SCHEDULE 4.2(R),(i) SNAP and its Subsidiaries have timely filed (or have had timely filed on their behalf) or will timely file or cause to be timely filed, all Tax Returns required by applicable law to be filed by SNAP and its Subsidiaries prior to the Effective Time. All such Tax Returns are or will be true, complete and correct in all material respects. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any of such Tax Returns and SNAP and its Subsidiaries has not requested any extension of time within which to file any material Tax Return, which return has not yet been filed. There is no pending claim by any Tax Authority of a jurisdiction where SNAP or any of its Subsidiaries have not filed Tax Returns that SNAP are any of its Subsidiaries are or may have been subject to taxation by that jurisdiction. All Taxes required to be withheld by SNAP or its Affiliates with respect to their activities, properties, employees or independent contractors have been withheld and paid over to the appropriate Tax Authority.

            (ii) SNAP and its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes due with respect to any

                                     A-2-22
       period beginning prior to the Effective Time. No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against SNAP or its Subsidiaries. There are no liens for Taxes upon the assets of SNAP or its Subsidiaries, except for liens for current Taxes not yet due.

           (iii) SNAP and its Subsidiaries are not required to include in income any adjustment pursuant to Section 481(a) of the Code or any similar applicable provision by reason of a voluntary change in accounting method initiated by SNAP or its Subsidiaries, and neither the Internal Revenue Service nor any taxing authority has proposed in writing any such adjustment or change in accounting method. SNAP and its Subsidiaries have not received a tax ruling or entered into a closing agreement with any taxing authority that would have a Material Adverse Effect on SNAP or its Subsidiaries.

            (iv) SNAP and its Subsidiaries have not made any payments, are not obligated to make any payments, and are not a party to any agreement that could obligate it to make any payments that would not be deductible pursuant to Section 280G of the Code.

            (v) SNAP has been and currently is taxable as a partnership for federal income tax purposes and in all jurisdictions in which it is subject to Taxes or files Tax Returns. Each of SNAP's Subsidiaries has been and currently is (A) wholly owned by SNAP and (B) an entity disregarded from its owner pursuant to Section 301.7701-2 of the Treasury Regulations. Neither SNAP nor any Subsidiary is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. SNAP and its Subsidiaries are not a party to any joint venture, partnership, or other agreement, contract, or arrangement (either in writing or verbally, formally or informally) which could be treated as partnership for federal income tax purposes.

            (vi) Neither SNAP nor any of its Subsidiaries has a "permanent establishment," as defined in any applicable Tax treaty or convention of the United States of America, or fixed place of business in any foreign country. SNAP and its Subsidiaries are in compliance with the terms and conditions of any applicable tax exemptions, agreements or orders of any foreign government to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

           (vii) Neither SNAP nor any of its Subsidiaries is or has been bound by any tax sharing or tax allocation agreement, and it has no contractual obligation to indemnify any other person with respect to Taxes.

        (s) YEAR 2000 COMPLIANCE. SNAP has adopted and implemented a commercially reasonable plan to provide (x) that the change of the year from 1999 to the year 2000 will not have a Material Adverse Effect and (y) that the impacts of such change on the venders and customers of SNAP will not have a Material Adverse Effect. In SNAP's reasonable best estimate, no expenditures materially in excess of currently budgeted items previously disclosed to Xenon 2 will be required in order to cause the information and business systems of SNAP to operate properly following the change of the year 1999 to the year 2000. SNAP reasonably expects any material issues related to such change of the year will be resolved in accordance with the timetable set forth in such plan (and in any event on a timely basis in order to be resolved before the year 2000). Between the date of this Agreement and the Effective Time, SNAP shall continue to use commercially reasonable efforts to implement such plan.

        (t) OPTIONS. Except for the SNAP 1998 LLC Option Plan, SNAP has never adopted or maintained any option plan or other plan providing for equity compensation of any Person. As of May 9, 1999, SNAP has reserved 1,604,938 units for issuance pursuant to the SNAP 1998 LLC Option Plan ("SNAP Options"), of which 1,432,970 have been issued as of May 9, 1999, all of

                                     A-2-23
    which units remain subject to SNAP Options unexercised as of May 9, 1999. Except as set forth in SCHEDULE 4.2(T), none of the SNAP Options will be accelerated in any way by the transactions contemplated by this Agreement. SNAP has made available to NBC accurate and complete copies of all option plans pursuant to which SNAP has granted options and the applicable vesting schedule for each such option. All units subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in SCHEDULE 4.2(T), there are no commitments or agreements of any character to which SNAP is bound obligating SNAP to accelerate the vesting of any SNAP Options as a result of this Agreement. SCHEDULE 4.2(E) lists each outstanding SNAP Option and identifies with respect to each such SNAP Option; its exercise price; its grant date; its vesting schedule; and what portion of such SNAP Option remains outstanding as of May 9, 1999. NBC shall prepare and deliver to Xenon 2 and Xoom an updated version of SCHEDULE 4.2(E) prior to the Effective Time as of a date no earlier than 5 days prior to the Effective Time.

    4.3 REPRESENTATIONS AND WARRANTIES OF XOOM AND XENON 2. Xoom and Xenon 2 represent and warrant to NBC and NMC as follows:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. Xoom, Xenon 2 and each of their respective Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. Xoom, Xenon 2 and each of their respective Subsidiaries party to an Implementing Agreement has all requisite power and authority to enter into this Agreement, the Xenon 2 Merger Agreement, the Voting Agreement, the Option Agreement and the Implementing Agreements to which it is a party and to perform its obligations hereunder and thereunder. Xoom, Xenon 2 and each of their respective Subsidiaries is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect.

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENT. The execution, delivery and performance by Xoom, Xenon 2 and each of their respective Subsidiaries of the Existing Merger Agreement, this Agreement, the Xenon 2 Merger Agreement, the Voting Agreement, the Option Agreement and the Implementing Agreements to which Xoom, Xenon 2 or their respective Subsidiaries is a party and the consummation by Xoom, Xenon 2 and each of their respective Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Xoom, Xenon 2 and each of their respective Subsidiaries, subject to obtaining, in the case of the Xenon 2 Merger Agreement, the Stockholder Approval (as defined therein), and, in the case of the Existing Merger Agreement and this Agreement, the affirmative vote of the holders of a majority of the outstanding shares of common stock of Xenon 2 (the "Xenon 2 Stockholder Approval"). The Board of Directors of Xoom, by resolutions duly adopted by unanimous vote with one abstention at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly determined that each of the Existing Merger Agreement and this Agreement is advisable for Xoom and its stockholders, approved each of the Existing Merger Agreement and this Agreement and the Merger and recommended that the stockholders of Xoom adopt the Xenon 2 Merger Agreement and approve the transactions contemplated thereby and vote in favor of Xoom, as sole stockholder of Xenon 2, adopting the NMC Agreement at the Xenon 2 Stockholder Meeting. Each of the Existing Merger Agreement, this Agreement, the Xenon 2 Merger Agreement, the Option Agreement and the Voting Agreement has been, and each of the other Implementing Agreements to which Xoom, Xenon 2 or any of their respective Subsidiaries is a party will on the Closing Date be, duly executed and delivered by Xoom, Xenon 2 and each of their respective Subsidiaries and constitutes or, in the

                                     A-2-24
    case of the other Implementing Agreements, upon execution thereof will constitute, a valid and legally binding obligation of Xoom, Xenon 2 and each of their respective Subsidiaries, enforceable against each in accordance with their respective terms.

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except as described in SCHEDULE 4.3(C), the execution, delivery and performance of this Agreement, the Xenon 2 Merger Agreement, the Voting Agreement, the Option Agreement and the Implementing Agreements by Xoom, Xenon 2 and each of their respective Subsidiaries and the consummation by such party of the transactions contemplated hereby and thereby will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws or other governing documents of Xoom, Xenon 2 or their respective Subsidiaries;
    (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority) or violate or conflict with, or result in a breach of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a Lien on any of the assets of Xoom, Xenon 2 or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any contract or license to which Xoom, Xenon 2 or any of their respective Subsidiaries is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to Xoom, Xenon 2 or any of their respective Subsidiaries; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii),
    (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        (d) CERTAIN FEES. None of Xoom, Xenon 2 or any of their respective Subsidiaries nor the officers, directors or employees thereof have employed any broker or finder or incurred any other Liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby; except that Xoom has employed Bear, Stearns & Co., Inc. and Hambrecht & Quist, LLC whose fees and expenses will be paid in accordance with SECTION 10.5if the transactions contemplated by this Agreement are consummated and otherwise will be paid by Xoom. Xoom has provided NBC a copy of the engagement letter entered into with Hambrecht & Quist, LLC related to the transactions contemplated hereby.

        (e) OPINION OF FINANCIAL ADVISOR. Xoom has received the opinion of each of Bear, Stearns & Co. Inc. and Hambrecht & Quist, LLC, in each case as of May 9, 1999, with respect to the fairness of the transactions contemplated by the Existing Merger Agreement from a financial point of view which fairness opinion shall remain in effect upon entering into this Agreement.

        (f) CAPITAL STOCK. (i) As of May 9, 1999, the authorized capital stock of Xoom consists of 40,000,000 shares of Xoom Stock and 5,000,000 shares of Xoom Preferred Stock, of which 17,162,056 shares of Xoom Stock and no shares of Xoom Preferred Stock have been issued and are outstanding as of May 9, 1999. All outstanding shares of Xoom Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Xoom or any agreement to which Xoom is a party or by which it is bound and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of Xoom Stock. All of the shares of capital stock of each of the Subsidiaries of Xoom are duly authorized and issued, fully paid and nonassessable and are owned by Xoom or another Subsidiary of Xoom free and clear of all Liens. Except for the capital stock of its Subsidiaries, Xoom does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

                                     A-2-25

           (ii) As of May 9, 1999, the authorized capital stock of Xenon 2 consists of 100 shares of common stock, par value $0.0001 per share, of which 100 shares have been issued and are outstanding as of May 9, 1999. Prior to the Closing Date, Xenon 2's certificate of incorporation will be amended to provide for an authorized capital stock sufficient to permit Xenon 2 to issue all of the Class A Common Stock and Class B Common Stock to be issued by Xenon 2 pursuant to this Agreement and the Xenon 2 Merger Agreement. All capital stock issued by Xenon 2 pursuant to the Xenon 2 Merger Agreement and this Agreement will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Xenon 2 or any agreement to which Xenon 2 is a party or by which it is bound and issued in compliance with federal and state securities laws. All of the shares of capital stock of each of the Subsidiaries of Xenon 2 are duly authorized and issued, fully paid and nonassessable and are owned by Xenon 2 free and clear of all Liens. Except for the capital stock of its Subsidiaries, Xenon 2 does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

        (g) STOCK OPTIONS. Except for the Xoom 1998 Employee Stock Purchase Plan (the "Xoom ESPP"), the Xoom Option Plan pursuant to which the Xoom Plan Options were issued, and the Xoom Non-Plan Options (together with the Xoom Plan Options, the "Xoom Options"), none of Xoom, Xenon 2 or any of their respective Subsidiaries has ever adopted or maintained any stock option plan or other plan providing for equity compensation of any person. As of May 9, 1999, Xoom has reserved 3,535,224 shares of Xoom Stock for issuance pursuant to the Xoom ESPP, Xoom Plan Options and Xoom Non-Plan Options, of which 3,336,157 have been issued as of May 9, 1999, of which 2,043,556 shares remain subject to Xoom Plan Options unexercised as of May 9, 1999 and 981,212 shares remain subject to Xoom Non-Plan Options unexercised as of May 9, 1999. Except pursuant to SECTION 6.8 and as reflected on SCHEDULE 4.3(G) none of the Xoom Options will be accelerated in any way by the transactions contemplated by this Agreement. Xoom, Xenon 2 and their respective Subsidiaries have made available to NMC accurate and complete copies of all stock option plans pursuant to which Xoom, Xenon 2 and their respective Subsidiaries have granted stock options that are currently outstanding, the form of all stock option agreements evidencing such options and the applicable vesting schedule for each such option. All shares of Xoom Stock and Class A Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in SCHEDULE 4.3(G) or as contemplated by this Agreement, there are no commitments or agreements of any character to which Xoom, Xenon 2 or any of their respective Subsidiaries are bound obligating Xoom, Xenon 2 or any of their respective Subsidiaries to accelerate the vesting of any Xoom Option as a result of this Agreement.
    SCHEDULE 4.3(G) lists each outstanding Xoom Option and identifies with respect to each such Xoom Option whether it is a Xoom Plan Option or a Xoom Non-Plan Option; its exercise price; its grant date; its vesting schedule; and what portion of such Xoom Option remains outstanding as of May 9, 1999. Xoom, Xenon 2 and their respective Subsidiaries shall prepare and deliver to NMC an updated version of SCHEDULE 4.3(G) prior to the Effective Time as of a date no earlier than 5 days prior to the Effective Time.

        (h)  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
    SECTION 4.3(F) and SECTION 4.3(G) and on SCHEDULE 4.3(H), there are no equity securities, partnership interests or similar ownership interests of any class of any equity security of Xoom, Xenon 2 or any of their respective Subsidiaries, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in SCHEDULE 4.3(H) or as set forth in SECTION 4.3(G) hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character

                                     A-2-26
    to which Xoom, Xenon 2 or any of their respective Subsidiaries is a party or by which Xoom, Xenon 2 or any of their respective Subsidiaries is bound obligating Xoom, Xenon 2 or any of their respective Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Xoom, Xenon 2 or any of their respective Subsidiaries or obligating Xoom, Xenon 2 or any of their respective Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, stockholder rights plan, antitakeover plan or other agreement or understanding to which Xoom, Xenon 2 or any of their respective Subsidiaries is a party or by which they are bound with respect to any equity security, partnership interest or similar ownership interest of any class of any equity security of Xoom, Xenon 2 or any of their respective Subsidiaries.

        (i) SEC FILINGS, FINANCIAL INFORMATION, LIABILITIES. Xoom has filed and made publicly available a true and complete copy of each report, schedule, registration statement and definitive proxy statement required to be filed with the SEC since December 9, 1998 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such SEC Documents. None of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Xoom included in the SEC Documents comply as to form in all material respect with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP during the period involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC, or for normal year-end adjustments) and fairly present in all material respects the consolidated financial position of Xoom and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash for the periods then ended. Except as set forth in the SEC Documents (including any item accounted for in the financial statements contained in the SEC Documents or set forth in the notes thereto) as of December 31, 1998, neither Xoom nor any of its Subsidiaries had, and since such date neither Xoom or any of its Subsidiaries has incurred, any claims, liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would have a Material Adverse Effect on Xoom (other than claims, liabilities or obligations contemplated by this Agreement or expressly permitted to be incurred pursuant to this Agreement). In addition, since December 31, 1998, there has not been any declaration, setting aside or payment of a dividend or other distribution with respect to Xoom Stock or any material change in accounting methods or practices by Xoom or any of its Subsidiaries.

        (j)  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed on
    SCHEDULE 4.3(J) since December 31, 1998, Xoom, Xenon 2 and each of their respective Subsidiaries have conducted their businesses in all material respects only in the ordinary course, consistent with past practice and there has not been prior to May 9, 1999, (x) any material adverse change in the assets, liabilities, business, results of operations or financial condition of Xoom, Xenon 2, or any of their respective Subsidiaries or (y) except in the ordinary course of business consistent with past practice and except for such matters that would not reasonably be expected to have a Material Adverse Effect, any damage, destruction, loss, conversion, condemnation or taking by eminent domain related to any material asset of Xoom, Xenon 2 and any of their respective Subsidiaries, taken as a whole. In addition, except as disclosed on SCHEDULE 4.3(J), from December 31, 1998 to May 9, 1999, none of Xoom, Xenon 2 or any of their respective Subsidiaries has (A) acquired or disposed of any

                                     A-2-27
    material assets or entered into any agreement or other arrangement for any such acquisition or disposition or (B) relinquished, forgiven or canceled any material debts or claims.

        (k) PROPERTIES, CONTRACTS, PERMITS AND OTHER DATA. Except as specified in SCHEDULE 4.3(K) hereto, all rights, licenses, leases, registrations, applications, contracts, commitments and other agreements of Xoom, Xenon 2 and their respective Subsidiaries are in full force and effect and are valid and enforceable in accordance with their respective terms except for such failures to be in full force and effect and valid and enforceable that would not, individually or in the aggregate, have a Material Adverse Effect. None of Xoom, Xenon 2 or any of their respective Subsidiaries is in breach or default in the performance of any obligation thereunder and no event has occurred or has failed to occur whereby any of the other parties thereto have been or will be released therefrom or will be entitled to refuse to perform thereunder, the enforcement of which would have, either individually or in the aggregate, a Material Adverse Effect. Xoom has provided to NBC complete and accurate copies of its current annual budget and operating plan (the "Xoom Budget").

        (l) LEGAL PROCEEDINGS. Except as described in SCHEDULE 4.3(L), there is no litigation, proceeding or governmental investigation to which Xoom, Xenon 2 or their respective Subsidiaries is a party pending or, to the best Knowledge of Xoom, Xenon 2 and their respective Subsidiaries, threatened against Xoom, Xenon 2 or any of their respective Subsidiaries which, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or which, as of May 9, 1999, seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby. None of Xoom, Xenon 2, or any of their respective Subsidiaries is a party to, nor are any of their respective assets subject to, any judgment, writ, decree, injunction or order entered by any court or governmental authority (domestic or foreign) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

        (m) LABOR CONTROVERSIES. Except as set forth on SCHEDULE 4.3(M), (i) there have been no labor strikes, slow-downs, work stoppages, lock-outs or other material labor controversies or disputes during the past two years, nor is any such strike, slow-down, work stoppage or other material labor controversy or dispute pending or, to the best Knowledge of such party, threatened with respect to the current or former employees of Xoom, Xenon 2 and their respective Subsidiaries, (ii) none of Xoom, Xenon 2 or any of their respective Subsidiaries is a party to any labor contract, collective bargaining agreement, contract, letter of understanding or, to such party's Knowledge, any other agreement, formal or informal with any labor union or organization, nor are any of Xoom's, Xoom 2's or any of their respective Subsidiaries' employees represented by any labor union or organization nor have there been any labor union organizing activities at any Xoom, Xenon 2 or any of their respective Subsidiaries' facilities within the last three years and (iii) none of Xoom, Xenon 2 or any of their respective Subsidiaries has closed any facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past two years nor has Xoom, Xenon 2 or any of their respective Subsidiaries planned or announced any such action or program for the future.

        (n) INTELLECTUAL PROPERTY. Xoom, Xenon 2 and their respective Subsidiaries own or are licensed or otherwise have the right to use, all Intellectual Property currently used by Xoom, Xenon 2 and each of their respective Subsidiaries (the "Xoom Intellectual Property"), except as would not, individually or in the aggregate, have a Material Adverse Effect. None of Xoom, Xenon 2 or any of their respective Subsidiaries has infringed upon or is in conflict with the Intellectual Property of any third party nor has Xoom, Xenon 2 or any of their respective Subsidiaries received any written notice of any claim that Xoom, Xenon 2 or any of their respective Subsidiaries has infringed upon or is in conflict with any Intellectual Property of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on SCHEDULE 4.3(N), none of the rights of Xoom, Xenon 2 or their respective Subsidiaries to the Xoom

                                     A-2-28

    Intellectual Property will be impaired in any way by the transactions provided for herein, and all of the rights of Xoom, Xenon 2 and their respective Subsidiaries to the Xoom Intellectual Property will be fully enforceable by Xenon 2 after the Closing Date to the same extent as such rights would have been enforceable by Xoom, Xenon 2 and their respective Subsidiaries before the Closing, without the consent or agreement of any other party other than any consents and agreements the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect. There have been no claims (whether private or governmental) against Xoom, Xenon 2 or their respective Subsidiaries asserting the invalidity or unenforceability of its ownership, license or other right to use to any of the registered Xoom Intellectual Property.

        (o) GOVERNMENT LICENSES, PERMITS, ETC. Except as set forth on SCHEDULE 4.3(O), Xoom, Xenon 2 and their respective Subsidiaries have all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities required for the conduct of its Business as presently conducted, except where failure would not, individually or in the aggregate, have a Material Adverse Effect.

        (p) CONDUCT OF BUSINESS IN COMPLIANCE WITH REGULATORY AND CONTRACTUAL REQUIREMENTS. Xoom, Xenon 2 and their respective Subsidiaries have complied with all applicable laws, ordinances, regulations or orders or other requirements of any Governmental Authority, including, without limitation, all rules, regulations and administrative orders relating to anti-competitive practices, discrimination, employment, health and safety, except where the failure to be in such compliance would not have, either individually or in the aggregate, a Material Adverse Effect.

        (q) EMPLOYEE BENEFIT MATTERS. (i) SCHEDULE 4.3(Q)(I) contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any employee or former employee of Xoom, Xenon 2 or their respective Subsidiaries has any present or future right to benefits and under which Xoom, Xenon 2 or their respective Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "XOOM PLANS".

            (ii) With respect to each Xoom Plan, Xoom, Xenon 2 and their respective Subsidiaries have made available to NBC a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communications) by Xoom, Xenon 2 or their respective Subsidiaries to their employees concerning the extent of the benefits provided under a Xoom Plan; and (D) for the most recent two years (I) the Form 5500 and attached schedules and (II) audited financial statements.

           (iii) (A) Except as set forth on SCHEDULE 4.3(Q)(III), each Xoom Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each Xoom Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification (or established using a prototype plan form which has received such a letter), and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) for each Xoom Plan with respect to which a Form 5500 has

                                     A-2-29
       been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (D) no nonexempt "prohibited transaction" (as such term is defined in ERISA section 406 and Code section 4975) with respect to Xoom Plans; and (E) no Xoom Plan provides retiree welfare benefits and none of Xoom, Xenon 2 or any of their respective Subsidiaries have any obligations to provide any retiree welfare benefits except as provided under Section 4980B of the Code.

            (iv) No Xoom Plan is subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), no Xoom Plan is a multiple employer plan; and no Xoom Plan is subject to the minimum funding requirements of ERISA Section 302 or Code Section 412.

            (v) None of Xoom, Xenon 2 or any of their respective Subsidiaries nor any Member of the Controlled Group of which it is a member has (A) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (B) incurred, or could reasonably be expected to incur, any liability under (I) Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (II) Section 4971 of the Code that in either case could become a liability of Xenon 2, Xoom or NMC or any of their respective Subsidiaries after the Closing Date. The assets of Xoom, Xenon 2 and all of their respective Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Code Section 412(n) by reason of a failure of any of any Subsidiary or any Member of the Controlled Group of which it is a member to make timely installments or other payments required under Code Section 412.

            (vi) With respect to any Xoom Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Xoom, Xenon 2 or their respective Subsidiaries, threatened and (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

           (vii) Except as provided on SCHEDULE 4.3(Q)(VII), no Xoom Plan exists that could result in the payment to any present or former employee of Xoom, Xenon 2 or their respective Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Xoom, Xenon 2 or their respective Subsidiaries as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

        (r) ABSENCE OF CERTAIN BUSINESS PRACTICES. None of Xoom, Xenon 2 or any of their respective Subsidiaries, nor any officer, employee or agent thereof, nor any other Person acting on behalf of such Persons, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person or entity who is or may be in a position to help or hinder Xoom, Xenon 2 or their respective Subsidiaries (or assist Xoom, Xenon 2 or their respective Subsidiaries in connection with any actual or proposed transaction) which (x) subjects any party or Xenon 2 or any of their respective Subsidiaries, to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (y) if not given in the past, could have had a Material Adverse Effect or (z) if not continued in the future, could have a Material Adverse Effect or which might subject any party or Xenon 2 or any of their respective Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

        (s) TAX MATTERS. Except as set forth on SCHEDULE 4.3(S),(i) Xoom, Xenon 2 and each of their respective Subsidiaries have timely filed (or have had timely filed on their behalf) or will timely file or cause to be timely filed, all Tax Returns required by applicable law to be filed by any of them prior to the Effective Time. All such Tax Returns are or will be true, complete and correct in all

                                     A-2-30
    material respects. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any of such Tax Returns and none of Xoom, Xenon 2 nor any of their respective Subsidiaries has requested any extension of time within which to file any material Tax Return, which return has not yet been filed. There is no pending claim by any Tax Authority of a jurisdiction where Xoom, Xenon 2 or any of their respective Subsidiaries has not filed Tax Returns that Xoom, Xenon 2 or such Subsidiary is or may have been subject to taxation by that jurisdiction. All Taxes required to be withheld by Xoom, Xenon 2 or their respective Affiliates with respect to their activities, properties, employees or independent contractors have been withheld and paid over to the appropriate Tax Authority.

            (ii) Xoom, Xenon 2 and each of their respective Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes due with respect to any period beginning prior to the Effective Time. No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Xoom, Xenon 2 or any of their respective Subsidiaries. There are no liens for Taxes upon the assets of Xoom, Xenon 2 or any of their respective Subsidiaries, except for liens for current Taxes not yet due.

           (iii) None of Xoom, Xenon 2 or any of their respective Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code or any similar applicable provision by reason of a voluntary change in accounting method initiated by Xoom, Xenon 2 or any of their respective Subsidiaries, and neither the Internal Revenue Service nor any taxing authority has proposed in writing any such adjustment or change in accounting method. None of Xoom, Xenon 2 or any of their respective Subsidiaries has received a tax ruling or entered into a closing agreement with any taxing authority that would have a continuing Material Adverse Effect upon Xoom, Xenon 2 or any of their respective Subsidiaries.

            (iv) None of Xoom, Xenon 2 or any of their respective Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that would not be deductible pursuant to Section 280G of the Code.

            (v) None of Xoom, Xenon 2 or any of their respective Subsidiaries has a permanent establishment, as defined in any applicable Tax treaty or convention of the United States of America, or fixed place of business in any foreign country. Xoom, Xenon 2 and their respective Affiliates are in compliance with the terms and conditions of any applicable tax exemptions, agreements or orders of any foreign government to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

            (vi) Neither Xoom nor any Subsidiary is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. Xoom and its Subsidiaries are not a party to any joint venture, partnership, or other agreement, contract, or arrangement (either in writing or verbally, formally or informally) which could be treated as partnership for federal income tax purposes.

           (vii) Neither Xoom nor any of its Subsidiaries is or has been bound by any tax sharing or tax allocation agreement, and it has no contractual obligation to indemnify any other person with respect to Taxes.

                                     A-2-31

        (t) SECTION 203. The Boards of Directors of Xoom, Xenon 2 and each of their respective Subsidiaries has taken appropriate action so that the provisions of Section 203 of the DGCL restricting business combinations with interested stockholders (each as defined in such Section 203) will not, prior to the termination of this Agreement pursuant to Article IX hereof, apply to NBC or NMC or any of their Affiliates with respect to this Agreement, the Xenon 2 Merger Agreement, the Option Agreement, the Voting Agreement, any of the Implementing Agreements or any of the transactions contemplated hereby or thereby.

        (u) YEAR 2000 COMPLIANCE. Except as set forth on SCHEDULE 4.3(V), Xoom, Xenon 2 and each of their respective Subsidiaries has adopted and implemented a commercially reasonable plan to provide (x) that the change of the year from 1999 to the year 2000 will not have a Material Adverse Effect and (y) that the impacts of such change on the venders and customers of Xoom, Xenon 2 and each of their respective Subsidiaries will not have a Material Adverse Effect. In the reasonable best estimate of Xoom, Xenon 2 and each of their respective Subsidiaries, no expenditures materially in excess of currently budgeted items previously disclosed to Xenon 2 will be required in order to cause the information and business systems of Xoom, Xenon 2 and each of their respective Subsidiaries to operate properly following the change of the year 1999 to the year 2000. Xoom, Xenon 2 and each of their respective Subsidiaries reasonably expects any material issues related to such change of the year will be resolved in accordance with the timetable set forth in such plan (and in any event on a timely basis in order to be resolved before the year 2000). Between May 9, 1999 and the Effective Time, Xoom, Xenon 2 and each of their respective Subsidiaries shall continue to use commercially reasonable efforts to implement such plan.

        (v) NO BUSINESS ACTIVITIES. Neither Xenon 2 nor Xenon 3 has conducted any activities other than in connection with their organization, the negotiation and execution of this Agreement and the NMC Merger Agreement and the consummation of the transactions contemplated hereby and thereby.

    4.4 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO GE INVESTMENTS SUB. GE Investments Sub represents and warrants to Xoom and Xenon 2 as follows:

        (a) DUE ORGANIZATION, POWER AND GOOD STANDING. GE Investments Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and to conduct its business as now conducted by it. GE Investments Sub has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. GE Investments Sub is qualified to do business and is in good standing in all jurisdictions in which it conducts its business, except where the failure to do so would not, individually or in the aggregate, taken as a whole, have a Material Adverse Effect.

        (b) AUTHORIZATION AND VALIDITY OF AGREEMENT. The execution, delivery and performance by GE Investments Sub of this Agreement and the consummation by GE Investments Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of GE Investments Sub. This Agreement has been duly executed and delivered by GE Investments Sub and constitutes a valid and legally binding obligation of GE Investments Sub, enforceable against GE Investments Sub in accordance with its terms.

        (c) GOVERNMENTAL APPROVALS; CONSENTS. Except as described in SCHEDULE 4.1(C), the execution, delivery and performance of this Agreement and the consummation by GE Investments Sub of the transactions contemplated hereby will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws or other governing documents of GE Investments Sub; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; (iii) require the consent or approval of any Person (other than a Governmental Authority) or violate or conflict with, or result in a breach of any provision of,

                                     A-2-32
    constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a Lien on any of the assets of GE Investments Sub under, any of the terms, conditions or provisions of any contract or license to which GE Investments Sub is a party or by which it or its assets or property are bound; or (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation applicable to GE Investments Sub; other than any consents, approvals, authorizations and permits the failure of which to obtain and any violations, conflicts, breaches defaults and other matters set forth pursuant to clauses (ii), (iii) and (iv) above which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

    4.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties given by the parties in ARTICLE IV and in the certificates delivered pursuant to ARTICLE VII shall survive the Closing other than the representations and warranties set forth in SECTION 4.1(C)(III) and
SECTION 4.1(V).

    4.6 NO OTHER REPRESENTATION OR AND WARRANTIES. Except for the representations and warranties set forth in this ARTICLE IV, the parties hereto make no other representations or warranties, express or implied.

                                   ARTICLE V
                  CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME

    5.1 CONDUCT OF THE BUSINESS OF XOOM PENDING THE CLOSING. Xoom agrees that except with the prior written consent of NBC and except as may be expressly permitted by this Agreement or as set forth on SCHEDULE 5.1, prior to the Closing, it shall, and shall cause, its Subsidiaries to operate their businesses only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships (consistent with past practice) and maintain all rights, privileges and franchises in the normal conduct of Xoom's businesses. Without limitation of the foregoing, from May 9, 1999 until the Effective Time, except as expressly permitted by this Agreement or as set forth on SCHEDULE 5.1, Xoom shall not:

        (a) amend its certificate of incorporation or bylaws;

        (b) issue, purchase or redeem, or authorize or propose the issuance, purchase or redemption of, or declare or pay any dividend with respect to, any shares of capital stock of Xoom or any class of securities convertible into, or rights, warrants or options to acquire, any such shares of other convertible securities other than (i) issuances of Xoom Stock pursuant to Xoom Options outstanding on May 9, 1999, the Option Agreement or the obligations to issue Xoom Stock set forth on SCHEDULE 4.3(H) and (ii) (x) Xoom Options with an exercise price of not less than the fair market value on the date of grant and vesting over not less than 2 years to be issued to employees currently holding Xoom Plan Options exercisable in the aggregate for not more than that number of shares of Xoom Plan Stock that equals 15% of the shares of Xoom stock for which Xoom Plan Options will remain unvested and nonexercisable after giving effect to the acceleration of vesting described in SECTION 6.8; and (y) Xoom Options with an exercise price of not less than 85% of the fair market value on the date of grant, and vesting over not less than 3 years, to be issued to employees currently holding Xoom Non-Plan Options exercisable in the aggregate for not more than the lesser of (i) that number of shares of Xoom that equals two times the number of shares of Xoom for which Xoom Non-Plan Options will remain unvested and nonexercisable and terminate after giving effect to the acceleration of vesting described in SECTION 6.8 or (ii) 150,000 shares of Xoom.

                                     A-2-33

        (c) adopt any stockholders rights plan or take any other action which would restrict or impede the ability of NBC or its Subsidiaries to acquire any shares of Xoom Stock to the extent permitted by the terms hereof;

        (d) acquire any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or acquire any minority investment in any Person, except for any acquisitions for consideration not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such acquisitions.

        (e) dispose of any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or dispose of any minority investment in any Person, except for any dispositions having a fair market value not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such dispositions;

        (f) except as otherwise permitted by this SECTION 5.1, make any expenditures other than in the ordinary course of business and in any event not in excess of the aggregate budgeted expenditures provided in the Xoom Budget;

        (g) except as otherwise permitted by SECTION 5.1(D), enter into any transaction involving a cash expenditure other than in the ordinary course of business consistent with past practice;

        (h) except as otherwise permitted by this SECTION 5.1, enter into any transaction involving the incurrence of indebtedness other than in the ordinary course of business consistent with past practice;

        (i) enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of Xoom;

        (j) file any voluntary petition for bankruptcy or receivership of Xoom or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of Xoom;

        (k) except as required by applicable law, as contemplated in this Agreement or the Xenon 2 Merger Agreement or to the extent required under existing employee benefit plans, agreements or arrangements as in effect on May 9, 1999, (A) increase the compensation or fringe benefits of any present or former director, officer or employee of Xoom or its Subsidiaries, except for increases, in the ordinary course of business, in salary or wages of employees who are not officers, (B) except in the ordinary course of business grant any severance or termination pay to any present or former director, officer or employee of Xoom or its Subsidiaries or (C) enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any present or former director, officer or employee of Xoom or its Subsidiaries;

        (l) allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;

        (m) except with respect to transactions permitted by SECTION 5.1(D)and
    SECTION 5.1(E), enter into any contract, agreement, joint venture or other commitment that is not terminable in Xoom's sole discretion on or prior to one year from May 9, 1999 without payment of any termination fee or penalty;

                                     A-2-34

        (n) settle any claim, action or proceeding involving money damages in excess of $50,000 in the aggregate or that could result in any injunction or prohibition on any part of the business of Xoom;

        (o) amend, supplement or otherwise modify the Xenon 2 Merger Agreement or terminate the Xenon 2 Merger Agreement other than in accordance with
    Section 9.1(f) thereof; or

        (p) authorize any of, or commit or agree to take any of, the foregoing actions.

    5.2 CONDUCT OF THE BUSINESS OF SNAP PENDING THE CLOSING. NBC agrees that except with the prior written consent of Xoom, and except as may be expressly permitted or contemplated by this Agreement or as set forth on SCHEDULE 5.2, prior to the Closing Date, NBC shall use reasonable efforts to cause each of SNAP and its Subsidiary to be operated only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships and maintain all rights, privileges and franchises necessary or desirable in the normal conduct of SNAP's businesses. Without limiting the generality of the foregoing, from May 9, 1999 until the Closing, except as expressly permitted or contemplated by this Agreement or as set forth on SCHEDULE 5.2, NBC shall use reasonable efforts not to permit SNAP to:

        (a) amend the SNAP LLC Agreement;


        (b) issue, purchase or redeem, or authorize or propose the issuance, purchase or redemption of, or make any distribution with respect to, any equity interests of SNAP or any class of securities convertible into, or rights, warrants or options to acquire, any such equity interests or other convertible securities, other than (i) pursuant to employee options outstanding on the date hereof or issued in accordance herewith, (ii) SNAP Options issued pursuant to commitments to issue SNAP Options that were included in job offers outstanding as of May 9, 1999, as identified on
    SCHEDULE 4.1(T) as amended and (iii) additional options that, when added to SNAP Options previously outstanding, do not exceed options for units equal in number to 17% of the units of SNAP;


        (c) acquire any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or acquire any minority investment in any Person, except for any acquisitions for consideration not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such acquisitions;

        (d) dispose of any business or any assets (other than inventory and any other assets acquired solely for use in an existing business in the ordinary course consistent with past practice of such business) or dispose of any minority investment in any Person, except for any dispositions having a fair market value not in excess of $10,000,000 individually or $25,000,000 in the aggregate taken together with all such dispositions;

        (e) except as otherwise permitted by this SECTION 5.2, make any expenditures other than in the ordinary course of business and in any event not in excess of the aggregate budgeted expenditures provided in the SNAP Budget;

        (f) except as otherwise permitted by SECTION 5.2(C), enter into any transaction involving a cash expenditure by SNAP other than in the ordinary course of business consistent with past practice;

        (g) except as otherwise permitted by this SECTION 5.2, enter into any transaction involving the incurrence of indebtedness by SNAP other than in the ordinary course of business consistent with past practice;

                                     A-2-35

        (h) file any voluntary petition for bankruptcy or receivership of SNAP or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of SNAP;

        (i) except with respect to transactions permitted by SECTION 5.2(C)and
    SECTION 5.2(D), enter into any contract, agreement, joint venture or other commitment that is not terminable in SNAP's sole discretion on or prior to one year from May 9, 1999 without payment of any termination fee or penalty;

        (j) except as required by applicable law, as contemplated in this Agreement or the Xenon 2 Merger Agreement or to the extent required under existing employee benefit plans, agreements or arrangements as in effect on May 9, 1999, (A) increase the compensation or fringe benefits of any employee of SNAP, except for increases, in the ordinary course of business, in salary or wages of employees who are not officers, (B) except in the ordinary course of business grant any severance or termination pay to any employee of SNAP, (C) hire, except in the ordinary course of business, any new employees or consultants, or (D) enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any employee of SNAP;

        (k) allow any payables or other obligations to become delinquent, except where the amount or validity of such payables or obligations is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been recorded, or change or modify the usual, regular and ordinary manner of collecting receivables from past practice;

        (l) except as otherwise permitted by SECTION 5.2(D), dispose of or abandon outside the ordinary course of business any assets of SNAP that are material, individually or in the aggregate, to SNAP and not transfer any rights of material value of SNAP;

        (m) permit or allow any of the material assets of SNAP to become subject to any Liens, except for Permitted Liens or waive any material claims or rights of SNAP;

        (n) except as otherwise permitted by SECTION 5.2(C), acquire or agree to acquire outside the ordinary course of business any assets that are material, individually or in the aggregate, to SNAP;

        (o) enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of SNAP;

        (p) settle any claim, action or proceeding involving money damages in excess of $50,000 in the aggregate or that could result in any injunction or prohibition on any part of the business of SNAP; or

        (q) authorize any of, or commit or agree to take any of, the foregoing actions.

    5.3 CONDUCT OF THE NBC MULTIMEDIA BUSINESSES PENDING THE CLOSING. NBC agrees that except with the prior written consent of Xoom and except as may be expressly permitted or contemplated by this Agreement or as set forth on
SCHEDULE 5.2, prior to the Closing Date, it shall, and shall cause its Subsidiaries to, operate the NBC Multimedia Businesses only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, use its reasonable efforts to preserve the NBC Multimedia Businesses' present business organization intact, keep available the services of the NBC Multimedia Businesses' present employees, preserve their present business relationships and maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the NBC Multimedia Businesses. NBC shall not cause or permit NMC to conduct any business or take other actions other than for the purposes of effectuating the transactions contemplated hereby. Without limiting the generality of the foregoing, from May 9, 1999 until the

                                     A-2-36

Closing, except as expressly permitted or contemplated by this Agreement or as set forth on SCHEDULE 5.2, NBC shall not:

        (a) except as required by applicable law or to the extent required under existing employee benefit plans, agreements or arrangements as in effect on May 9, 1999 or as contemplated by this Agreement, (A) increase the compensation or fringe benefits of any Transferred Employee (including, for all purposes in this section, persons eligible to become Transferred Employees upon occurrence of future events such as the acceptance of offers of employment), except for increases, in the ordinary course of business, in salary or wages of employees who are not officers, (B) except in the ordinary course of business grant any severance or termination pay to any Transferred Employee or (C) enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any Transferred Employee;

        (b) transfer, dispose of or abandon any of the material NBC Multimedia Assets or Videoseeker Assets, other than in the ordinary course of business, consistent with past practice;

        (c) permit or allow any of the NBC Multimedia Assets or Videoseeker Assets to become subject to any Liens, except for Permitted Liens or waive any material claims or rights relating to the NBC Multimedia Assets or the Videoseeker Assets;

        (d) transfer any rights of material value included in the NBC Multimedia Assets or Videoseeker Assets;

        (e) authorize any of, or commit or agree to take any of, the foregoing actions.

    5.4 ACCESS TO INFORMATION. From May 9, 1999 to the Closing Date, each of Xoom and NBC and their respective Subsidiaries shall afford the officers, employees, auditors and other agents of NBC and Xoom reasonable access during normal business hours to the officers, employees, properties, offices, plants and other facilities of (i) SNAP and the NBC Multimedia Businesses, in the case of NBC and (ii) Xoom and its Subsidiaries, in the case of Xoom and Xenon 2, and to the contracts, commitments, books, records and Tax Returns relating thereto, and shall furnish such Persons all such documents and such financial, operating and other data and information regarding such businesses and Persons that are in the possession of such Person as NBC or Xoom, as applicable, through their respective officers, employees or agents may from time to time reasonably request. All such information, as well as any information provided prior to the date hereof, shall be used only for the purposes of the transactions contemplated hereby and, unless required by subpoena or otherwise required by law, the parties agree not to disclose to any third party (other than their respective professional advisors) any portion of the information so provided which constitutes confidential information (i.e., information that is not otherwise publicly available). The confidential information shall not, without the other parties' prior written consent, be disclosed to third parties. The parties will disclose the information internally only to persons who require knowledge thereof for the purposes of the transactions contemplated hereby.

    5.5 NO SOLICITATION. (a) From and after May 9, 1999 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Xoom shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Xoom or any of its Subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate, encourage or knowingly facilitate any Material Transaction Proposal (as defined below) or the submission of a Material Transaction Proposal or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, a Material Transaction Proposal; PROVIDED that, prior to obtaining the affirmative vote of the holders of a majority of the outstanding shares of common stock of Xoom to adopt the Xenon 2 Merger Agreement (the "Xoom Stockholder Approval" and, together with the

                                     A-2-37

Xenon 2 Stockholder Approval, the "Stockholder Approvals"), in response to an unsolicited BONA FIDE Takeover Proposal, Xoom may, to the extent that the Board of Directors of Xoom determines in good faith based on the advice of outside legal counsel that such action is required to comply with their fiduciary duties under applicable law, (A) furnish information with respect to Xoom and its Subsidiaries to the person making such Takeover Proposal and its representatives and discuss such information with such person and its representatives and (B) participate in negotiations regarding such Takeover Proposal. Xoom will promptly notify NBC of receipt of any request for information or any Material Transaction Proposal, the material terms and conditions of such request or Material Transaction Proposal and the identity of the person making any such request or Material Transaction Proposal, and will keep NBC fully informed on a current basis of the status and details of any such request or Material Transaction Proposal, PROVIDED that, prior to providing any information to any Person or participating in negotiations with any Person, Xoom shall have received an executed confidentiality agreement. Xoom will immediately cease and cause to be terminated any existing activities, discussions and negotiations conducted heretofore with respect to any Material Transaction Proposal.

        (b) From and after May 9, 1999 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Board of Directors of Xoom shall not (i) approve or recommend or propose publicly to approve or recommend any Material Transaction Proposal, (ii) cause or agree to cause Xoom or any of its Subsidiaries to enter into any agreement (including, without limitation, any letter of intent or agreement in principle) related to a Material Transaction Proposal or (iii) prior to the Xoom Stockholder Approval, withdraw or modify, in a manner adverse to NBC, the approval or recommendation of the Board of Directors of Xoom for the adoption of the Xenon 2 Merger Agreement or vote in favor of Xoom, as sole stockholder of Xenon 2, adopting the NMC Merger Agreement at the Xenon 2 Stockholder Meeting. Notwithstanding the foregoing, if the Board of Directors of Xoom receives a Takeover Proposal without having violated
    SECTION 5.5(A) hereof, the Board of Directors of Xoom may, prior to obtaining the Xoom Stockholder Approval, to the extent it determines in good faith based on the advice of outside legal counsel that such action is required to comply with their fiduciary duties under applicable law, take any action specified in clauses (i), (ii) or (iii) above with respect to such Takeover Proposal, but in each case only (x) at a time that is at least five (5) business days after receipt by NBC of written notice from Xoom advising NBC that the Board of Directors of Xoom has resolved to take such action and (y) if Xoom simultaneously therewith terminates this Agreement pursuant to SECTION 9.1(G) hereof. Nothing contained in this Agreement shall prohibit Xoom or its board of directors from complying with Rules 14D-9 and 14e-2 under the Exchange Act with respect to any Takeover Proposal.

        (c) As used herein, MATERIAL TRANSACTION PROPOSAL means any inquiry, proposal or offer from any Person relating to (i) the direct or indirect acquisition or purchase of 20% or more of the assets (based on the fair market value thereof) of Xoom and its Subsidiaries, taken as a whole, or of 20% or more of any class of equity securities of Xoom or any of its Subsidiaries or any tender offer or exchange offer (including by Xoom or its Subsidiaries) that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Xoom or any of its Subsidiaries, or (ii) any merger, consolidation, business combination, sale of all or substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Xoom or any of its Subsidiaries other than the Transactions contemplated by this Agreement; PROVIDED, HOWEVER, that in no event shall any merger, consolidation, sale or similar transaction involving only Xoom and one or more of its wholly-owned subsidiaries or involving only any two or more of such wholly-owned subsidiaries be deemed to be a Material Transaction Proposal if such transaction is not entered into in violation of the terms of this Agreement.. As used herein, TAKEOVER PROPOSAL means any inquiry, proposal or offer from any Person relating to (A) any of the matters set forth in clause
    (i) of the definition of Material Transaction Proposal but replacing 20% with 50% each place 20% is used in such definition, (B) a sale of all or substantially all of the assets of Xoom and

                                     A-2-38
    its Subsidiaries or (C) a merger or consolidation of Xoom as a result of which the stockholders of Xoom immediately prior to such transaction would not beneficially own immediately after such transaction 50% or more of the resulting or surviving entity (or the parent thereof).

        (d) The parties acknowledge that there may be no adequate remedy at law for a breach of SECTION 5.5 and that money damages may not be an adequate remedy for breach of such Section. Therefore, the parties agree that NBC and Xoom each shall have the right, in addition to any other rights it may have, to injunctive relief and specific performance in the event of any breach of this SECTION 5.5. The remedy set forth in the preceding two sentences is cumulative and shall in no way limit any other remedy any party hereto has at law, in equity or pursuant hereto.

    5.6 NON-SOLICITATION OF EMPLOYEES. The parties hereto agree that beginning on May 9, 1999 and continuing until one year after the Effective Time, no party shall, directly or indirectly, solicit for employment any person who is now employed by any of the other parties in an executive position, technical position or is otherwise considered a key employee; PROVIDED, HOWEVER, that a party shall not be precluded from hiring any such employee who (i) initiates discussions regarding such employment without any direct or indirect solicitation by such party, (ii) responds to any general public advertisement placed by such party or (iii) has been terminated by the other party prior to commencement of employment discussions between such party and the employee.

    5.7 AMENDMENTS TO SCHEDULES. If no later than five business days prior to the Closing Date, Xoom, Xenon 2, NBC, SNAP or GE Investments Sub becomes aware of any fact or circumstance (whether or not it existed prior to May 9, 1999) which would make any representation, warranty, covenant or agreement of such party untrue, then such party shall be permitted to amend any Schedule to this Agreement so as to identify such fact or circumstance to the extent necessary to make such representation, warranty, covenant or agreement true and correct; PROVIDED that if any such amendment, individually or in the aggregate with all such other amendments, discloses facts and circumstances that constitute a Material Adverse Effect, then notwithstanding anything to the contrary in this Agreement, the other party (which shall be Xoom in the case of amendments by NBC, SNAP or GE Investments Sub and shall be NBC in the case of amendments by Xoom or Xenon 2) shall have the right to terminate this Agreement. Notwithstanding the foregoing, any change to a Schedule that refers solely to an item previously disclosed in the SEC Documents shall not be deemed to have a Material Adverse Effect on Xenon if such reference is to a specific section of a specific SEC Document.

                                   ARTICLE VI
                                OTHER AGREEMENTS

    6.1 REGISTRATION STATEMENT; PREPARATION OF PROXY STATEMENT. (a) As soon as practicable after the execution of this Agreement, Xoom shall prepare and cause to be filed with the SEC preliminary proxy materials (the "Proxy Statement") for the solicitation of approval by the stockholders of Xoom of the Xenon 2 Merger Agreement and of Xoom, in its capacity as sole stockholder of Xenon 2, approving this Agreement, the Merger and the other transactions contemplated hereby and the other Implementing Agreements as may reasonably require approval of Xenon 2's stockholders. Xoom shall cause Xenon 2 to include the Proxy Statement as part of the prospectus to be included in the registration statement on Form S-4 (the "Form S-4") that Xenon 2 is preparing and filing with respect to the shares of Class A Common Stock issuable pursuant to the transactions contemplated by the Xenon 2 Merger Agreement. Each of Xenon 2 and Xoom shall cause the Form S-4 and the Proxy Statement related thereto to comply with applicable law and the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have such registration statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC and Xoom shall use its best efforts to cause the proxy statement to be mailed to Xoom's stockholders as promptly as practicable after the registration statement is declared effective under the

                                     A-2-39

Securities Act. Each of the parties hereto shall promptly furnish to the other party all information concerning itself, its stockholders and its Affiliates that may be required or reasonably requested in connection with any action contemplated by this SECTION 6.1. If any event relating to any party occurs, or if any party becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 or the Proxy Statement, then such party shall inform the other thereof and shall cooperate with each other in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Xoom. The Proxy Statement shall include the recommendation of the Board of Directors of Xoom in favor of the adoption of this Agreement and the Xenon 2 Merger Agreement and the approval of the transactions contemplated hereby and thereby.

        (b) Prior to the Effective Time, Xoom shall cause Xenon 2 to use reasonable efforts to obtain all regulatory approvals needed to ensure that the Class A Common Stock to be issued in connection with the transactions contemplated the Xenon 2 Merger Agreement (i) will be registered or qualified under the "blue sky" laws of every jurisdiction of the United States in which any registered holder of the outstanding Xoom common stock who is receiving registered shares of Class A Common Stock has an address of record or be exempt from such registration; and (ii) will be approved for quotation at the Effective Time on Nasdaq.

        (c) Each of Xoom, Xenon 2 and NBC agrees with respect to the information to be supplied by such party that:(i) none of the information to be supplied by such party or its Affiliates for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;(ii) none of the information to be supplied by such party or its Affiliates for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of Xoom or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) as to matters respecting such party, the Proxy Statement and the Form S-4 will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as applicable, and the rules and regulations promulgated by the SEC thereunder.

    6.2 STOCKHOLDER MEETING. Xoom shall promptly after May 9, 1999 take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to duly call, hold and convene a meeting of Xoom's stockholders (the "Xoom Stockholder Meeting") and a meeting of Xoom 2's stockholder (the "Xenon 2 Stockholder Meeting). Except as required by the SEC or applicable court order, Xoom shall not postpone or adjourn (other than for the absence of a quorum) the Xoom Stockholder Meeting or the Xenon 2 Stockholder Meeting without the consent of NBC. Notwithstanding anything in this Agreement to the contrary, Xenon 2 shall, and Xoom shall cause Xenon 2, to duly call, hold and convene the Xenon 2 Stockholder Meeting immediately after Xoom Stockholders Meeting, and Xoom, in its capacity as sole stockholder of Xenon 2, shall vote with respect to the adoption of this Agreement at the Xenon 2 Stockholder Meeting as instructed by the votes of at least a majority of the Xoom Stockholders at the Xoom Stockholder Meeting. Each of Xenon 2 and Xoom shall not authorize or permit (i) the Xenon 2 Stockholder Meeting to occur at or after the effectiveness of the merger contemplated by the Xenon 2 Merger Agreement or (ii) the adoption of this Agreement by the stockholder of Xenon 2 to be effected by a written consent to action without a meeting. Neither NBC, Xenon 2 nor Xoom shall in any way challenge the validity, enforceability or effectiveness of the voting agreements or proxies entered into by certain stockholders of Xoom in connection with this Agreement or the Xenon 2 Merger Agreement and the transactions contemplated hereby and thereby. Xoom shall take all other action necessary or advisable to secure the Stockholder

                                     A-2-40

Approvals subject to the fiduciary duty set forth in SECTION 5.5. Without limiting the generality of the foregoing but subject to its rights to terminate the Agreement pursuant to SECTION 9.1(G), Xoom agrees that its obligations pursuant to this Section 6.2 shall not be affected by the commencement, public proposal, public disclosure or communication to Xoom of any Material Transaction Proposal.

    6.3 PUBLIC STATEMENTS. Before any party or any Affiliate of such party shall release any information concerning this Agreement or the matters contemplated hereby which is intended for or may result in public dissemination thereof, such party shall cooperate with the other parties, shall furnish drafts of all documents or proposed oral statements to the other parties, provide the other parties the opportunity to review and comment upon any such documents or statements and shall not release or permit release of any such information without the consent of the other parties, except to the extent required by applicable law or the rules of any securities exchange or automated quotation system on which its securities or those of its Affiliate are traded.

    6.4 REASONABLE COMMERCIAL EFFORTS. (a) Subject to the terms and conditions provided in this Agreement, each party shall use reasonable commercial efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including, without limitation, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, and the filings and consents set forth on SCHEDULE 6.4 hereto (the "Required Consents") and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; PROVIDED that notwithstanding anything to the contrary in this Agreement, no party nor any of their Affiliates shall be required to make any disposition, including, without limitation, any disposition of, or any agreement to hold separate, any Subsidiary, asset or business, and no party hereto nor any of their Affiliates shall be required to make any payment of money nor shall any party or its Affiliates be required to comply with any condition or undertaking or take any action which, individually or in the aggregate, would materially adversely affect the economic benefits to such party of the transactions contemplated hereby and the Implementing Agreements, taken as a whole or adversely affect any other business of such party or its Affiliates.

        (b) Each of the parties hereto shall execute and cause its Subsidiaries to execute on or prior to the Closing Date each Implementing Agreement to which it or they are a party on the terms set forth in the relevant Exhibits hereto.

        (c) Each of the parties hereto agrees, from time to time, to execute and deliver, or use reasonable commercial efforts to cause to be executed and delivered, such additional instruments, certificates or documents (including bills of sale and assignment and assumption agreements), and take all such actions, reasonably necessary to implement or effectuate the transactions contemplated by this Agreement.

    6.5 NOTIFICATION OF CERTAIN MATTERS. Each party to this Agreement shall give prompt notice to each other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of any party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this SECTION 6.5 shall not limit or otherwise affect any remedies available to the parties receiving such notice. No disclosure by any party pursuant to this SECTION 6.5, however, shall be deemed to amend or supplement the disclosures set forth on the Schedules to ARTICLE IV or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

                                     A-2-41

    6.6 XENON 2 DIRECTORS. (a) NBC shall have the right to select six persons to serve as members of the Board of Directors of Xenon 2 to be elected by the holders of the Class B Common Stock, voting separately as a class (such persons, or any replacement persons, the "Nominees"), and Xoom and Xenon 2 shall cause the Nominees to be appointed to the Board of Directors of Xenon 2 (to the extent the Nominees so consent) as of the Effective Time.

        (b) Xoom and Xenon 2 shall also cause to be appointed to the Board of Directors of Xenon 2 (to the extent they so consent) as of the Effective Time the current Chairman of the Board of Xoom, the four current outside directors of Xoom and an additional person designated by Xoom.

        (c) Xoom and Xenon 2 shall also cause to be appointed to the Board of Directors of Xenon 2 as of the Effective Time one additional person mutually agreed upon by NBC and Xoom who shall not be affiliated with either party.

        (d) Xenon 2 will cause the Surviving Corporation to indemnify each person who is now, or has been at any time prior to May 9, 1999, or who becomes prior to the Effective Time, a director or officer of NMC from and after the Effective Time (individually an "Indemnified Party" and collectively the "Indemnified Parties"), with respect to acts or omissions occurring prior to the Effective Time to the full extent provided as of May 9, 1999 under the certificate of incorporation, bylaws, other similar organizational documents of NMC or applicable law. The rights under this
    SECTION 6.6(D) are contingent upon the occurrence of, and will survive consummation of, the transactions contemplated hereby and are expressly intended to benefit each Indemnified Party each of whom shall have third party beneficiary rights hereunder.

    6.7  EMPLOYEE MATTERS.

        (a) EMPLOYEES AND OFFERS OF EMPLOYMENT. Between May 9, 1999 and the Closing Date, Xenon 2 shall offer employment as of the Closing Date to each individual who is listed on SCHEDULE 6.7(A) and who, on the Closing Date, is employed by NBC or its Affiliates or who is absent from work by reason of vacation, sick leave, short-term disability or due to authorized leave of absence or military service; PROVIDED that for any such employee who, as of the Closing Date, is absent from work due to sick leave, short-term disability or due to authorized leave of absence or military service, such offer of employment shall be effective as of the date such employee is able to commence active employment with Xenon 2. Each offer of employment shall include salary, title and level of responsibility which are no less favorable in the aggregate than those in effect for such employee on May 9, 1999; PROVIDED that nothing shall prohibit Xenon 2 from terminating the employment of any Transferred Employee at any time. Such employees who accept and commence employment with Xenon 2 are herein collectively referred to as TRANSFERRED EMPLOYEES.

        (b)  EMPLOYEE BENEFIT PLANS

            (i) As of the Closing Date, except as otherwise expressly provided under the applicable employee benefit plan of NBC or its Affiliates (the "NBC Plans") the Transferred Employees shall cease to accrue further benefits under NBC Plans and shall immediately commence participation in the Xenon 2 plans (which, except as otherwise provided in this Agreement, shall initially be the Xoom Plans) on a basis no less favorable than similarly situated employees of Xenon 2 or Xoom. Xenon 2 or Xoom shall cause each Xenon 2 Plan to treat the prior service of each Transferred Employee with NBC or its affiliates as service rendered to Xenon 2 or Xoom for purposes of eligibility, vesting and benefit accrual (but not for purposes of benefit accruals) under any defined benefit plan to the same extent such service was taken into consideration under comparable NBC Plans.

            (ii) NBC shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Employees or their covered dependents prior to the Closing

                                     A-2-42

       Date. Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date shall be the responsibility of Xenon 2. For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs, in the case of long-term disability benefits, when the disability occurs and, in the case of a hospital stay, when the employee first enters the hospital.

           (iii) With respect to any welfare benefit plans (as defined in section 3(1) of ERISA) maintained by Xenon 2 or its Subsidiaries for the benefit of Transferred Employees and SNAP Employees on and after the Closing Date, Xenon 2 or its Subsidiaries shall use best efforts to (A) cause there to be waived any pre-existing condition limitations and (B) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees with respect to similar plans maintained by NBC for their benefit immediately prior to the Closing Date.

            (iv) NBC shall retain all assets and liabilities and obligations under NBC Plans with respect to the Transferred Employees.
       Notwithstanding the foregoing, Xenon 2 shall be responsible, with respect to Transferred Employees, for all accrued bonuses for the year of Closing.

            (v) With respect to any accrued but unused vacation time to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Transferred Employee immediately prior to the Closing Date (the "Vacation Policy"), Xenon 2 shall allow such Transferred Employee to use such accrued vacation; PROVIDED, HOWEVER, that if Xenon 2 deems it necessary to disallow such Transferred Employee from taking such accrued vacation, Xenon 2 shall be liable for and pay in cash to each such Transferred Employee an amount equal to such vacation time in accordance with terms of the Vacation Policy.

    6.8 XENON 2 OPTIONS. (a) Prior to the Effective Time, with respect to each option to purchase shares of Xenon 2 into which options to purchase shares of Xoom (a "Xoom Option"), which were granted pursuant to the Xoom 1998 stock incentive plan (the "Xoom Option Plan") prior to May 9, 1999, were converted (the "Converted Xoom Plan Options"), Xenon 2 shall cause the Administrator (as defined in the Xoom Option Plan) to exercise its discretion to provide, and shall take any other necessary action to provide, that each Converted Xoom Plan Option shall vest and become exercisable with respect to all shares as to which such options would otherwise have vested within 12 months following the Effective Time. With respect to each option to purchase shares of Xenon 2 into which Xoom Options, which were not granted pursuant to the Xoom Option Plan prior to May 9, 1999, were converted (the "Converted Xoom Non-Plan Options"), Xenon 2 shall take any necessary action to provide that such Converted Xoom Non-Plan Options shall to the extent provided in the award agreement evidencing such option vest and become exercisable with respect to 75% of the then unvested portion of such Converted Xoom Non-Plan Option and any portion of a Converted Xoom Non-Plan Option which remains unexercised upon the occurrence of the Effective Time shall terminate upon the occurrence of the Effective Time. In addition, with respect to each option to purchase shares of Xenon 2 into which Xoom Options, which were granted after May 9, 1999, were converted (the "Converted New Xoom Options"), Xenon 2 shall cause the Administrator to exercise its discretion to provide, and shall take any other necessary action to provide, that each option Converted New Xoom Option shall not immediately vest (but rather, shall vest in accordance with its stated vesting schedule) with respect to any of the shares subject thereto. Xenon 2 and Xoom acknowledge that the transaction contemplated hereby shall constitute a "Corporate Transaction" for purposes of both the Xoom Option Plan and the Converted Xoom Non-Plan Options and the Administrator, the Board of Directors of Xoom and the Board of Directors of Xenon 2 shall take all necessary action to effect the foregoing.

                                     A-2-43

        (b) In the event that any Xoom employee incurs an excise tax under
    Section 4999 of the Code as a result of the accelerated vesting of the Xoom Options pursuant to SECTION 6.8(A), Xenon 2 shall make available to such employee a loan (the "Tax Loan") in an amount sufficient to pay such excise tax. The determination of whether any such excise tax will be payable and the amount of such excise tax will be made by Xoom 2's independent auditors. The Tax Loan will (i) have a term of two years, and (ii) bear interest at the lowest permissible rate without imputation of income, compounded annually and (iii) to the extent not previously forgiven become immediately due and payable upon the termination of such employee's employment with Xenon 2 and its Affiliates for cause or due to such employee's voluntary resignation. The Tax Loan, will be forgiven with respect to 1/24 of the initial principal amount of the Tax Loan (together with accrued interest thereon) on the last day of each 1 month anniversary of the Effective Time if the employee has remained continually employed with Xenon 2 and its Affiliates through such date or if such employee's employment with Xenon 2 and its Affiliates is terminated without cause or due to the employee's death or disability.

    6.9 SNAP INDEBTEDNESS. Immediately following Closing, Xenon 2 will repay and terminate the commitments with respect to the indebtedness for money borrowed (including all interest, fees and other amounts payable in respect thereof) set forth on SCHEDULE 6.9 and Xenon 2 shall use its best efforts to cause the guarantee of such indebtedness by General Electric Company to be fully released. Neither SNAP nor NBC or any of its Subsidiaries shall be required to repay prior to Closing any indebtedness of SNAP, including any incurred from and after May 9, 1999 in accordance with the terms of this Agreement.

    6.10 ORGANIZATION OF CNBC.COM. NBC shall organize an entity and contribute the assets, properties and other rights set forth on SCHEDULE 6.10 to such entity on or before the Closing Date.

    6.11  TAX COOPERATION AND CONSISTENT REPORTING.

        (a) Xenon 2 and NBC agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Contributed Assets as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. Xenon 2 and NBC will cooperate with each other in the conduct of any audit or other proceeding related to Taxes and all other Tax matters relating to the Contributed Assets, and each will execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this SECTION 6.11.

        (b) Unless there has been a Final Determination to the contrary, NBC, Xenon 2 and Xoom covenant and agree, for all Tax purposes including all Tax Returns and any Tax controversies to (and to cause any Affiliate or successor to their assets or business to) take each of the positions set forth below (and not to take any positions inconsistent therewith):

            (i) The transfer of the Contributed Assets pursuant to the Agreement will qualify under Section 351(a) of the Code.

            (ii) None of the consideration received for the Contributed Assets pursuant to the Agreement other than Convertible Note #1 will be treated as Other Property or Money.

           (iii) None of the Class A Common Stock or Class B Common Stock issued to NBC or CNET pursuant to the terms of the Agreement will be paid or issued for services.

            (iv) The tax basis of each Contributed Asset to be received by Xenon 2 will be the same as the tax basis of such asset in the hands of the transferor increased by the amount of any gain recognized by the transferor on the transfer of such asset.

                                     A-2-44

            (v) The holding period of each Contributed Asset will include the period during which such asset was held by the transferor.

            (vi) Neither Xenon 2, Xoom, any affiliate thereof, nor any successor to their assets or businesses will be entitled to claim any deduction in respect of any assumed Liability to the extent previously deducted by the transferor.

        (c) Xenon 2 represents, covenants and agrees that (A) it has no plan or intention to (i) issue additional shares of stock after the Merger, or take any other action, that would result in NBC, NBC Multimedia, CNBC, CNET and the Xoom shareholders losing control of Xenon 2, (ii) liquidate or merge Xenon 2; (iii) sell or otherwise dispose of any of its assets (or of any of the assets acquired from NBC Multimedia), except for dispositions made in the ordinary course of business, transfers permitted under Section 368(a)(2)(C) of the Code, or transfers prescribed by Section 1.368-1(d) that will not affect Xoom 2's satisfaction of the "continuity of business enterprise" requirement under Section 368 of the Code for purposes of qualifying the Merger as a "reorganization" under said section, and (iv) reacquire any of the shares of its stock issued pursuant to this Agreement, and (B) the historic business of NBC Multimedia will be continued or a significant portion of NBC Multimedia's historic business assets will be used in a business.

        (d) (i) NBC and Xenon 2 agree to report to the other any communication from or with the Internal Revenue Service which relates in any way to the characterization of the transactions contemplated by the Agreement. Notwithstanding any such communication, Xenon 2 and Xoom covenant and agree to (and to cause any Affiliate or successor to their assets or business to) continue to take each of the positions specified in SECTION 6.11(B) for all Tax purposes (unless there has been a Final Determination contrary to such position).

            (ii) Without limiting the generality of SECTION 6.11(D)(I), (A) NBC will file with its federal income tax return for the taxable year in which the Agreement is consummated (which tax return shall be timely filed) the information required by Treas. Reg Section 1.351-3(a), and will deliver a copy of that statement to Xenon 2 within ten days thereafter, and (B) Xenon 2 will file with its federal income tax return for the taxable year in which the Agreement is consummated (which tax return shall be timely filed) the information required by Treas. Reg
       Section 1.351-3(b), and will deliver a copy of that statement to NBC within ten days thereafter. Within ninety days after the Closing Date, NBC will deliver to Xenon 2 all of the cost and other basis information relating to the Contributed Assets and assumed Liabilities for federal income tax purposes reasonably required for Xenon 2 to prepare the statement required by Treas. Reg. Section 1.351-3(b)(2). Such information will be delivered in the form normally maintained by NBC and will include reasonably complete data relating to the tax basis, year of acquisition, depreciable life, and amount and method of depreciation of tangible and intangible property. NBC and Xenon 2 also will maintain such records as are required by Treas. Reg. Section 1.351-3(c).

           (iii) Without limiting the generality of SECTION 6.11(D)(I), (A) Xenon 2 and NBC Multimedia will comply with the record-keeping and information filing requirements of Section 1.368-3 of the Treasury Regulations with respect to the Merger, and (B) Xenon 2 will file with its federal income tax return for the taxable year in which the Agreement is consummated (which tax return shall be timely filed) the information required by Treasury Regulations Section 1.351-3(b) and maintain such records as are required by Treasury Regulations Section 1.351-3(c) with respect to the Merger.

            (iv) Additional asset basis arising from gain recognized by NBC Multimedia on the transfers set forth in SECTIONS 2.2 and 2.3 of this Agreement shall be allocated and reported for all tax purposes by Xenon 2 consistent with and based on an allocation schedule to be provided to Xenon 2 by NBC.

                                     A-2-45

    6.12  TAX BENEFIT PAYMENTS.

        (a) If a Final Determination is made contrary to any of the positions described in 6.11(b)(i), (ii), or (iii), then (in addition to any other remedies which may be available to NBC but without duplication thereof) Xenon 2 will pay to NBC for each Post-Closing Tax Period an amount equal to the excess of (A) the liability for federal, state and local Taxes to which Xenon 2, Xoom or any other Affiliates or any successor to their assets or businesses (collectively, the "Taxpayer") would have been subject for all Post-Closing Tax Periods in each relevant jurisdiction had the positions described in SECTION 6.11(B)(I), SECTION 6.11(B)(II) and SECTION 6.11(B)(III) been sustained (and had Xenon 2 not been required to make any payments pursuant to this Section 6.12), over (B) the Taxpayer's actual liability for such Taxes for such periods. Such payment will be due (subject to a ten business-day grace period) when, as, and to the extent the Taxpayer derives an actual benefit (in the form of any refund, reduction in Tax liability, or otherwise) as the result of such excess. If any payment required under this SECTION 6.12(A) for any Post-Closing Tax Period is not made on or before the due date (without extensions) of the return of such period, then such payment will be made together with interest at the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from such due date to the date on which the payment is actually made.

        (b) In addition, Xenon 2 will pay to NBC, no later than ten business days after each date on which the Taxpayer receives a refund of federal, state or local Taxes for a Pre-Closing Tax Period, the excess of such refunds over such refunds to which the Taxpayer would have been entitled had the positions described in SECTION 6.11(B)been sustained (and had Xenon 2 not been required to make any payments under this SECTION 6.12). If any payment required under this SECTION 6.12(B) is not made on or before the date such payment is due, then such payment will be made together with interest at the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from the date such payment was due to the date on which such payment is actually made.

        (c) In the event of any adjustment to the Taxpayer's liability for federal, state or local Taxes or entitlement to a refund, as a result of audit, carryover, or otherwise, the amounts previously payable under this
    SECTION 6.12 will be appropriately adjusted and Xenon 2 or NBC, as the case may be, will pay to the other the amount, required as a result of such adjustment, together with interest at the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from the original payment date affected by the adjustment to the date on which the payment is made. At the time of any payment under this SECTION
    6.12 (or at the request of NBC if Xenon 2 has determined that no payment is due), Xenon 2 will submit a schedule showing in reasonable detail its calculation of the payment to be made (or the basis for its determination that no payment is due). Any dispute concerning the calculation of payments due under this SECTION 6.12 will be resolved by the Independent Accountants.

        (d) Any payment to NBC under this SECTION 6.12 will be allocated between principal and interest for purposes of Section 483, Section 1273, and any other relevant provision of the Code by using as a discount rate the rate per annum determined from time to time under Section 6621(a)(2) of the Code compounded daily for the period from the date of Closing to the date on which the payment is made. The portion of any such payment created as principal will be treated as additional exchange consideration. Any payment to Xenon 2 under this SECTION 6.12 (other than interest) will be treated as a reduction of the exchange consideration.

        (e) NBC will pay (i) any fees or other amounts due to the Independent Accountants in respect of the resolution of any dispute pursuant to SECTION 6.12(C), and (ii) all reasonable costs (including the reasonable internal costs of Xenon 2 or any Affiliate or successor thereto) incurred by Xenon 2 (or by such Affiliate or successor) to comply with the provisions of this
    SECTION 6.12.

                                     A-2-46

    6.13 XOOM CASH. As long as the Effective Time occurs on or prior to September 30, 1999, Xoom covenants and agrees immediately prior to the Effective Time that it will have cash, net of outstanding indebtedness of Xoom, in an amount at least equal to the sum of $230 million less any cash used in connection with acquisitions made in accordance with the terms of SECTION 5.1; PROVIDED that if the Effective Time occurs after that date, the foregoing amount shall also be less $7.5 million for each month after September 30, 1999 and prior to the Effective Time.

    6.14 TRANSITION SERVICES. Promptly after May 9, 1999, NBC, Xoom and Xenon 2 shall use their good faith efforts to negotiate a transition services agreement pursuant to which NBC shall provide certain administrative and support services and facilities relating to the NBC Multimedia Businesses to Xenon 2 for a transition period after the Effective Time on terms mutually acceptable to the parties.

    6.15 CONVERSION OF NBC'S CLASS A COMMON STOCK. On the Closing Date, any Class A Common Stock purchased pursuant to the Stock Purchase Agreement, dated as of June 11, 1999, between Xoom and NBC held by NBC or its Affiliates will be automatically converted into Class B Common Stock pursuant to the certificate of incorporation attached hereto as Exhibit 3.5. As soon as reasonably practicable after the Effective Time, NBC or its Affiliates, as the case may be, shall deliver any certificates representing such Class A Common Stock to Xenon 2 and NBC or its Affiliates, as the case may be, shall be entitled to receive in exchange a certificate representing the same number of shares of Class B Common Stock, which certificate shall, until such time as the same is no longer required hereunder or under the applicable requirements of the Securities Act or applicable state securities laws, bear the legend set forth in Section 3.8(d).

                                  ARTICLE VII
                             CONDITIONS TO CLOSING

    7.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY. The respective obligations of each party to this Agreement to consummate this Agreement and the transactions contemplated hereby shall be subject to the satisfaction or waiver by the appropriate party of each of the following conditions on or prior to the Closing Date:

        (a)  NO INJUNCTIONS OR RESTRAINTS.  At the Closing Date, there shall be
    (i) no injunction, restraining order or other decree of any nature of any court of competent jurisdiction or other Governmental Authority that is in effect that restrains or prohibits the consummation of any of the transactions contemplated hereby, and (ii) no action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, which makes the consummation of this Agreement and the transactions herein illegal; PROVIDED, HOWEVER, that the parties hereto shall use their reasonable commercial efforts to have such injunction, order, decree, claim, action, suit, statute, rule or regulation vacated or declared inapplicable as expeditiously as practicable.

        (b) REGULATORY AUTHORIZATIONS. All orders, consents and approvals of any Governmental Authorities legally required for the consummation of the transactions contemplated by this Agreement, including the Required Consents, shall have been obtained, and all waiting periods applicable under the HSR Act and other applicable antitrust, merger control or competition laws or regulations shall have expired or been terminated, except those for which failure to obtain such consents and approvals would not, individually and in the aggregate, have a Material Adverse Effect.

        (c) STOCKHOLDER APPROVALS. The Stockholder Approvals shall have been obtained.

        (d) XENON 2 MERGER AGREEMENT. The transactions contemplated by the Xenon 2 Merger Agreement to occur at the closing thereunder shall have been consummated as set forth therein.

                                     A-2-47

    7.2 CONDITIONS PRECEDENT TO OBLIGATION OF NBC. The obligation of NBC to consummate this Agreement and the transactions contemplated hereby shall be subject to the satisfaction of each of the following conditions, or by the waiver of such condition by NBC, on or prior to the Closing Date:

        (a)  ACCURACY OF REPRESENTATIONS AND WARRANTIES OF XOOM AND XENON
    2. The representations and warranties of Xoom contained in this Agreement shall be true and correct in all material respects, in each case on and as of May 9, 1999 and on and as of the Closing Date as though made on and as of such time, except to the extent such representations and warranties by their terms speak as of a specified date, in which case they shall be true and correct in all material respects as of such date; and NBC shall have received from Xoom a certificate to such effect dated as of the Closing Date signed by an officer thereof.

        (b) COVENANTS OF XOOM. Xoom shall have complied in all material respects with all covenants contained in this Agreement to be performed by it on or prior to the Closing; and NBC shall have received from Xoom a certificate to such effect dated as of the Closing Date signed by an officer thereof.

        (c) IMPLEMENTING AND OTHER AGREEMENTS. Each of CNET, Xenon 2 and Xoom shall have entered into, or shall have caused their respective Subsidiaries to have entered into, each of the Implementing Agreements to which such Person is a party.

        (d) DIRECTORS AND OFFICERS OF XENON 2. The officers and directors of Xenon 2 shall, as of the Effective Time, consist of the Persons set forth on
    SCHEDULE 3.7, who shall have been elected or appointed in accordance with
    SECTION 6.6 hereof.

    7.3 CONDITIONS PRECEDENT TO OBLIGATIONS OF XENON 2. The obligation of Xenon 2 to consummate this Agreement and the transactions contemplated hereby shall be subject to the satisfaction of each of the following conditions, or the waiver of such condition by NBC, on or prior to the Closing Date:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES OF NBC. The representations and warranties of NBC contained in this Agreement shall be true and correct in all material respects, in each case on and as of May 9, 1999 and on and as of the Closing Date as though made on and as of such time, except to the extent such representations and warranties by their terms speak as of a specified date, in which case they shall be true and correct in all material respects as of such date; and Xenon 2 shall have received from NBC a certificate to such effect with respect to such party dated as of the Closing Date signed by an officer thereof.

        (b) COVENANTS OF NBC. NBC and its Subsidiaries shall have complied in all material respects with all covenants contained in this Agreement to be performed on or prior to the Closing; and Xenon 2 shall have received from NBC a certificate to such effect dated as of the Closing Date signed by an officer thereof.

        (c) IMPLEMENTING AND OTHER AGREEMENTS. NBC shall have entered into, or shall have caused its Subsidiaries to have entered into, each of the Implementing Agreements to which such Person is a party.

                                  ARTICLE VIII
                                INDEMNIFICATION

    8.1 INDEMNIFICATION BY XENON 2. From and after the Closing, Xenon 2 shall indemnify and hold harmless NBC and its Affiliates and each of its directors, officers, employees, agents, heirs, executors, successors and assigns from and against any and all Losses and Expenses suffered or incurred by any such indemnified Person arising from, relating to or otherwise in respect of any breach of the covenant of Xoom contained in SECTION 6.13 of this Agreement.

                                     A-2-48

    8.2 INDEMNIFICATION BY NBC. From and after the Closing Date, NBC shall indemnify and hold harmless Xenon 2 and its Affiliates and each of the foregoing's respective directors, officers, employees and agents, heirs, executors, successors and assigns of any of the foregoing from and against any and all Losses and Expenses suffered or incurred by any such indemnified Person arising from, relating to or otherwise in respect of any breach of the representations and warranties set forth in SECTION 4.1(C)(III) and SECTION 4.1(V) of this Agreement.

    8.3 CLAIMS PROCEDURE. (a) If a claim by a third party is made against an indemnified Person hereunder, and if such indemnified Person intends to seek indemnity with respect thereto under this Article, such indemnified Person shall promptly notify the indemnifying Person in writing of such claims setting forth such claims in reasonable detail (the CLAIM NOTICE), provided that failure of such indemnified Person to give prompt notice as provided herein shall not relieve the indemnifying Person of any of its obligations hereunder, except to the extent that the indemnifying Person is materially prejudiced by such failure. The indemnifying Person shall have twenty (20) days after receipt of such notice (the NOTICE PERIOD) to undertake, through counsel of its own choosing, subject to the reasonable approval of such indemnified Person, and at its own expense, the settlement or defense thereof, and the indemnified Person shall cooperate with it in connection therewith; PROVIDED, HOWEVER, that the indemnified Person may participate in such settlement or defense through counsel chosen by such indemnified Person, PROVIDED that the fees and expenses of such counsel shall be borne by such indemnified Person. If the indemnifying Person shall assume the defense of a claim, it shall not settle such claim without the prior written consent of the indemnified Person, unless (i) such settlement includes as an unconditional term thereof the giving by the claimant of a release of the indemnified Person from all Liability with respect to such claim or (ii) such settlement does not involve the imposition of equitable remedies or the imposition of any material obligations on such indemnified Person other than financial obligations for which such indemnified party will be indemnified hereunder. If the indemnifying Person shall assume the defense of a claim, the fees of any separate counsel retained by the indemnified Person shall be borne by such indemnified Person unless there exists a material conflict between them as to their respective legal defenses (other than one that is of a monetary nature), in which case the indemnified Person shall be entitled to retain one law firm (plus any necessary local counsel) as its separate counsel, the reasonable fees and expenses of which shall be reimbursed by the indemnifying Person. If the indemnifying Person does not notify the indemnified Person within twenty (20) days after the receipt of the indemnified Person's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the indemnified Person shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

        (b) OTHER CLAIMS. In the event the indemnified party should have a claim against the indemnifying party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the indemnified party shall promptly send a Claim Notice with respect to such claim to the indemnifying party. If the indemnifying party does not notify the indemnified party within the Notice Period that they dispute such claim, the amount of such claim shall be conclusively deemed a liability of the indemnifying party hereunder.

    8.4 EXCLUSIVE REMEDY. From and after the Closing, the indemnification obligations under this ARTICLE VIII and the obligations of NBC in SECTION 9.2 constitute the sole and exclusive remedy of each party for any breach of, or inaccuracy in, any representation or warranty of another party contained in this Agreement or in any certificate delivered pursuant hereto or any breach of any covenant in this Agreement in each case to the extent they survive the Closing.

                                     A-2-49

                                   ARTICLE IX
                                  TERMINATION

    9.1 TERMINATION EVENTS. Without prejudice to other remedies which may be available to the parties by law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Effective Time:

        (a) by mutual written consent of NBC and Xenon 2;

        (b) by either NBC or Xenon 2 by written notice to the other parties if the transactions contemplated by this Agreement have not been consummated by December 31, 1999, unless extended by written agreement of the parties hereto, PROVIDED that the party terminating this Agreement shall not be in material default or breach hereunder and PROVIDED, FURTHER, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement on or before such date;

        (c) by either NBC or Xenon 2 if (i) any Governmental Authority, the consent or approval of which is required for the consummation of the transactions contemplated hereby, shall have determined not to grant its consent or approval and all appeals of such determination shall have been taken and have been unsuccessful or (ii) any court of competent jurisdiction in the United States shall have issued a final and unappealable permanent injunction, order, judgment or other decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, PROVIDED that the party seeking to terminate this Agreement under this clause (c) is not then in material breach of this Agreement and PROVIDED, FURTHER, that the right to terminate this Agreement under this clause (c) shall not be available to any party who shall not have used reasonable commercial efforts to avoid the issuance of such order, decree or ruling;

        (d) by either NBC or Xenon 2 if upon a vote at a duly held Xoom Stockholders Meeting or any adjournment thereof, the Xoom Stockholder Approval shall not have been obtained or by NBC if upon a vote at a duly held Xenon 2 Stockholders Meeting or any adjournment thereof, the Xenon 2 Stockholder Approval shall not have been obtained;

        (e) by NBC if the Board of Directors of Xoom or Xenon 2 or any committee thereof shall have withdrawn or modified in a manner adverse to NBC its approval or recommendation of this Agreement, the Xenon 2 Merger Agreement or any of the transactions contemplated hereby or thereby;

        (f) by NBC if the Board of Directors of Xoom shall have accepted or recommended a Takeover Proposal or shall have resolved to do so;

        (g) by Xoom or Xenon 2, prior to the receipt of the Xoom Stockholder Approval, on five business days written notice, if, Xoom receives, without violating its obligations under SECTION 5.5 hereof, a bona fide Takeover Proposal from a third party on terms which the Board of Directors of Xoom
    (i) determines in good faith and after consultation with a financial advisor of nationally recognized reputation to be more favorable to the Xoom stockholders than the transactions contemplated by this Agreement and (ii) concludes in good faith based on the advice of outside legal counsel that termination of this Agreement is required to comply with its fiduciary duties under applicable law; or

        (h) by either NBC or Xenon 2 in the event there has been a material default or breach by (x) NBC, where Xenon 2 is terminating this Agreement, or (y) Xoom or Xenon 2, where NBC is

                                     A-2-50
    terminating this Agreement, in each case which default or breach is not curable, or if curable, is not cured within 30 days after written notice of such breach is given by the non-breaching party.

        (i) automatically and without any action by the parties upon the termination of the Xenon 2 Merger Agreement.

    9.2 EFFECT OF TERMINATION. In the event of any termination of the Agreement as provided in SECTION 9.1 hereto, this Agreement shall forthwith become wholly void and of no further force and effect (except SECTION 5.6, SECTION 6.3, SECTION 9.2 and ARTICLE X hereof) and there shall be no liability on the part of any parties hereto or their respective officers or directors, except as provided in such sections and article. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement; PROVIDED, HOWEVER, that if NBC wilfully fails to close the transactions contemplated by this Agreement after all of the conditions to closing set forth in SECTION 7.1 and SECTION 7.2 have been satisfied, within 2 business days of the termination of this Agreement by Xenon 2, NBC shall pay to Xenon 2 $475 million, which amount shall constitute the sole and exclusive remedy of Xoom and Xenon 2 for such breach by NBC.

                                   ARTICLE X
                    MISCELLANEOUS AGREEMENTS OF THE PARTIES

    10.1 NOTICES. Any notice in connection with this Agreement shall be in writing and shall be delivered by air courier or by facsimile at the addresses or facsimile numbers given below. If notice is given by: (a) air courier, notice shall be deemed given when recorded on the records of the air courier as received by the receiving party; or (b) facsimile, notice shall be deemed given upon transmission, if on a business day and during business hours in the country of receipt; otherwise, notice shall be deemed to have been given at 9:00 A.M. on the next Business Day in the country of receipt.

    If to NBC, NMC or GE Investments Sub:

       National Broadcasting Company, Inc.
       30 Rockefeller Plaza
       New York, New York 10012
       Attn.: Tom Rogers
       Facsimile: (212) 664-3914

    with a copy to:

       Simpson Thacher & Bartlett
       425 Lexington Avenue
       New York, New York 10017
       Attn.: Richard Capelouto
       Facsimile: (212) 455-2502

    If to Xoom or Xenon 2:

       Xenon 2, Inc.
       300 Montgomery Street
       Suite 300
       San Francisco, California 94104
       Attn.: Chris Kitze
       Facsimile: (415) 288-2580

                                     A-2-51
    with a copy to:

       Morrison & Foerster LLP
       425 Market Street
       San Francisco, California 94105
       Attn.: Bruce Alan Mann
       Facsimile: (415) 268-7522

    with a copy to:

       Morrison & Foerster LLP
       1290 Avenue of the Americas
       New York, New York 10104
       Attn.: Allen L. Weingarten
       Facsimile: (212) 468-7900

or to such other address as any such party shall designate by written notice to the other parties hereto.

    10.2 INTEGRATION; AMENDMENTS. This Agreement (including the Schedules and Exhibits hereto) contains the entire agreement and understanding of the parties with regard to the matters contained herein and supercedes any prior written or oral agreement with respect to the subject matter hereto. This Agreement may not be amended or modified except in a writing signed by all parties hereto.

    10.3. WAIVER. No waiver by any of the parties hereto of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

    10.4. NO ASSIGNMENT; SUCCESSORS AND ASSIGNS. The parties' respective rights and obligations hereunder may not be assigned, transferred, pledged, or encumbered, in any manner, direct or indirect, contingent or otherwise, in whole or in part, voluntarily or by operation of law, without the prior written consent of the other parties, PROVIDED that NBC may assign, in whole or in part, any of its rights and obligations hereunder and under the Implementing Agreements to one or more of its Affiliates without the consent of the other parties hereto, but NBC will remain liable for its obligations hereunder and under each of the Implementing Agreements to which it is a party. Subject to the preceding sentence, this Agreement shall be binding on the parties hereto and their respective successors and permitted assigns.

    10.5. EXPENSES. Except as set forth in this Agreement, if the transactions contemplated by this Agreement are consummated, all legal and other costs and expenses (including fees and expenses of any financial advisors, accountants or other professional advisors) incurred by Xoom, SNAP or NBC in connection with this Agreement and the transactions contemplated hereby shall be paid or reimbursed by Xenon 2. If the transactions contemplated by this Agreement are not consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs.

    10.6. SEVERABILITY. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and the parties hereto shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

                                     A-2-52

    10.7 SECTION HEADINGS; TABLE OF CONTENTS. The section headings contained in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

    10.8. THIRD PARTIES. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto, except as set forth in SECTION 6.6(D).

    10.9 GOVERNING LAW; SUBMISSION TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND PERFORMED WITHIN SUCH STATE (EXCEPT TO THE EXTENT THAT THE DGCL APPLIES TO THE MERGER), AND EACH PARTY HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR U.S. FEDERAL COURT SITTING WITHIN THE COUNTY OF NEW YORK. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY LITIGATION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

    10.10 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

    10.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

    10.12 AMENDMENT AND RESTATEMENT. (a) This Agreement amends certain provisions of the Existing Merger Agreement and restates the terms of the Existing Merger Agreement in their entirety so as to reflect and give effect to such amendments. Except as provided in SECTION 10.12(B), all amendments to the Existing Merger Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect from the date of the Existing Merger Agreement.

        (b) Each of the representations and warranties made in SECTIONS 4.1, 4.2 and 4.3 shall be deemed (i) to be made on the date of the Existing Merger Agreement (other than the representations and warranties in respect of this Agreement that are contained in SECTIONS 4.1(B) and 4.3(B) which are made as of the date hereof) and as of the Closing Date and (ii) not made on the date hereof (except as set forth in the parenthetical in clause (i) of this SECTION 10.12(B)).

                                     A-2-53

    IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                                          NATIONAL BROADCASTING COMPANY, INC.

                                          By: /s/ THOMAS A. ROGERS
                                              Name: Thomas A. Rogers
                                             Title: EXECUTIVE VICE PRESIDENT

                                          GE INVESTMENTS SUBSIDIARY, INC.

                                          By: /s/ J.R. BUNT
                                              Name: J.R. Bunt
                                             Title: PRESIDENT

                                          NEON MEDIA CORPORATION

                                          By: /s/ THOMAS A. ROGERS
                                              Name:Thomas A. Rogers
                                             Title:

                                          XENON 2, INC.

                                          By: /s/ CHRIS KITZE
                                              Name:Chris Kitze
                                             Title:CHAIRMAN

                                          XOOM.COM, INC.

                                          By: /s/ CHRIS KITZE
                                              Name: Chris Kitze
                                             Title: CHAIRMAN

                                     A-2-54

                                  APPENDIX B-1

                             STOCK OPTION AGREEMENT

                                    BETWEEN

                                 XOOM.COM, INC.

                                      AND

                      NATIONAL BROADCASTING COMPANY, INC.

                  THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
                   CERTAIN PROVISIONS CONTAINED HEREIN AND TO
                         RESALE RESTRICTIONS UNDER THE
                       SECURITIES ACT OF 1933, AS AMENDED

    STOCK OPTION AGREEMENT (this "Agreement"), dated as of May 9, 1999, between Xoom.com, Inc., a Delaware corporation ("ISSUER"), and National Broadcasting Company, Inc., a Delaware corporation ("GRANTEE").

                              W I T N E S S E T H:

    WHEREAS, Issuer, Xenon 2, Inc., a Delaware corporation ("XENON 2"), Xenon 3, Inc., a Delaware corporation ("XENON 3"), Snap! LLC, a Delaware limited liability company, and CNET, Inc., a Delaware corporation ("CNET"), are parties to an Agreement and Plan of Contribution and Merger, dated as of the date hereof (the "XENON 2 MERGER AGREEMENT"), pursuant to which, among other things, the parties thereto have agreed that (i) Xenon 3 will merge with and into Issuer, with Issuer as the surviving corporation, and each outstanding share of common stock, par value $0.0001 per share, of Issuer (the "COMMON STOCK") will be converted into one share of Class A common stock, par value $0.0001 per share, of Xenon 2 (the "XENON 2 COMMON STOCK") and (ii) CNET will contribute certain of its assets to Xenon 2 in exchange for shares of Class A Common Stock;

    WHEREAS, Issuer, Xenon 2, Grantee, Neon Media Corporation, a Delaware corporation ("NMC") and GE Investments Subsidiary, Inc., a Delaware corporation ("GE INVESTMENTS SUB") are parties to an Agreement and Plan of Contribution, Investment and Merger dated as of the date hereof, (the "NMC MERGER AGREEMENT" and together with the Xenon 2 Merger Agreement, the "MERGER AGREEMENTS") pursuant to which, among other things, the parties thereto have agreed that (i) Grantee will contribute or cause its subsidiaries to contribute to NMC certain assets, (ii) NMC will merge with and into Xenon 2, with Xenon 2 as the surviving corporation, and the stockholder of NMC will receive shares of Class B Common Stock (iii) Grantee will contribute certain assets to Xenon 2 in exchange for shares of Class B Common Stock and (iv) GE Investments Sub will purchase a convertible note from Xenon 2 in exchange for a combination of cash and the assignment from GE Investments Sub to Xenon 2 of a note issued by Grantee;

    WHEREAS, as a condition to Grantee's entering into the NMC Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below); and

    WHEREAS, the Board of Directors of Issuer has determined that the grant of the Option is advisable and in the best interests of Issuer and its stockholders and has approved the grant of the Option as described herein.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the NMC Merger Agreement and intending to be legally bound, the parties hereto agree as follows:

    1. THE OPTION. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "OPTION") to purchase, subject to the terms hereof, up to 3,415,249 fully paid and nonassessable shares of Issuer's common stock, par value $0.0001 per share (the "COMMON STOCK"), at a price of $73.50 per share (such price, as adjusted if applicable, the "OPTION PRICE"); PROVIDED that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock at the time of exercise without giving effect to any shares subject or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

                                     B-1-1

    (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (except for shares issued pursuant to this Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to breach any provision of the Merger Agreements.

    2. EXERCISE; TRANSFER OF SHARES; CLOSING. (a) Grantee and/or any person that shall become a holder of all or part of the Option in accordance with the terms of this Agreement (each such person being referred to herein as the "Holder") may exercise the Option, in whole or part, and from time to time, but only following an Initial Triggering Event (as defined below) that occurs prior to the occurrence of an Exercise Termination Event (as defined below).

    (b) Each of the following shall be an "EXERCISE TERMINATION EVENT":

        (i) the Effective Time (as defined in the NMC Merger Agreement);

        (ii) termination of the NMC Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except a termination by Grantee pursuant to
    Section 9.1(h) of the NMC Merger Agreement; and

       (iii) the passage of 12 months after termination of the NMC Merger Agreement (or such later period as provided in Section 10) if such termination (A) follows or is concurrent with the occurrence of an Initial Triggering Event or (B) is a termination by Grantee pursuant to Section 9.1(h) of the NMC Merger Agreement.

    (c) The term "INITIAL TRIGGERING EVENT" shall mean any of the following events or transactions (other than the transactions contemplated by Articles II and III of the Xenon 2 Merger Agreement) occurring after the date hereof:

        (i) Issuer, without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries or affiliates (each a "Grantee Party") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction (other than the transactions referred to in the NMC Merger Agreement). For purposes of this Agreement, "Acquisition Transaction" shall mean any (x) direct or indirect acquisition or purchase of 20% or more of the assets (based on the fair market value thereof) of Issuer and its subsidiaries, taken as a whole, or of 20% or more of any class of equity securities of Issuer or any of its subsidiaries or any tender offer or exchange offer (including by Issuer or its subsidiaries) that if consummated would result in any person having beneficial ownership (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of 20% or more of any class of equity securities of Issuer or any of its subsidiaries, or (y) any merger, consolidation, business combination, sale of all or substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Issuer or any of its subsidiaries; PROVIDED, HOWEVER, that in no event shall any merger, consolidation, sale or similar transaction involving only the Issuer and one or more of its wholly-owned subsidiaries or involving only any two or more of such wholly-owned subsidiaries, be deemed to be an Acquisition Transaction if such transaction is not entered into in violation of the terms of the NMC Merger Agreement;

                                     B-1-2

        (ii) Issuer, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Party, or the Board of Directors of Issuer shall have failed to recommend or shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the stockholders of Issuer adopt the Xenon 2 Merger Agreement in anticipation of engaging in an Acquisition Transaction;

       (iii) The stockholders of Issuer shall have voted and failed to adopt the Xenon 2 Agreement, or shall have voted and failed to instruct Issuer, as sole stockholder of Xenon 2, to vote to adopt the NMC Merger Agreement, at a meeting which has been held for that purpose or at any adjournment or postponement thereof, or such meeting shall not have been held in violation of the NMC Merger Agreement or shall have been canceled prior to termination of the NMC Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), any person (other than the Grantee or a Grantee Party) shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

        (iv) (a) Any person other than Grantee, any Grantee Party or any Issuer subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or filed a registration statement with respect to a tender offer or exchange offer to purchase any shares of Common Stock such that upon consummation of such offer such person would acquire beneficial ownership of, 20% or more of the then outstanding shares of Common Stock or (b) any group (the term "group" having the meaning assigned in Section 13(d)(3) of the Exchange Act), other than a group of which the Grantee or any Grantee Party is a member, shall have been formed that beneficially owns 20% or more of the shares of Common Stock then outstanding; or

        (v) After a third party shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction, Issuer shall have terminated the NMC Merger Agreement pursuant to Section 9.1(g) thereof or shall have breached any covenant or obligation contained in the Merger Agreements and such breach (x) would entitle a party other than Issuer to terminate such Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below).

    (d) The term "SUBSEQUENT TRIGGERING EVENT" shall mean either of the following events or transactions occurring after the date hereof:

        (i) The acquisition by any person or by a group of beneficial ownership of 50% or more of the then outstanding Common Stock; or

        (ii) The Issuer, without having received Grantee's prior written consent, shall have entered into an agreement relating to a Takeover Proposal (as defined in the NMC Merger Agreement) with any person other than Grantee or any Grantee Party or the Board of Directors of Issuer shall have accepted or approved or recommended that the stockholders of Issuer accept or approve a Takeover Proposal or shall have resolved to do any of the foregoing.

    (e) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has notice (any such event, a "TRIGGERING EVENT"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

                                     B-1-3

    (f) In the event the Holder is entitled to and wishes to exercise the option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "CLOSING DATE"); PROVIDED that if prior notification to or approval of any regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the option shall be deemed to occur on the Notice Date relating thereto.

    (g) At the closing referred to in subsection (f) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer; PROVIDED that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

    (h) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (g) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares of Common Stock purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

    (i) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

       "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

    It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 ACT"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares of Common Stock delivered pursuant hereto have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

    (j) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (f) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder.

                                     B-1-4

    3. COVENANTS OF ISSUER. In addition to its other agreements and covenants herein, Issuer agrees: (i) that it shall at all times maintain, free from subscriptive or preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by an amendment to its certificate of incorporation or by-laws or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder) in order to permit the Holder to exercise the Option and Issuer to duly and effectively issue shares of Common Stock pursuant hereto; (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution; and (v) not to enter or agree to enter into any agreement for an Acquisition Transaction or a Takeover Proposal unless the other party or parties thereto agree to assume in writing all of Issuer's obligations hereunder; PROVIDED that nothing in this
Section 3 or elsewhere in this Agreement shall be deemed to authorize Issuer to breach any provision of the Merger Agreements. Notwithstanding any notice of revocation delivered pursuant to the proviso to Section 7(c), a Holder may require such other party or parties to perform Issuer's obligations under
Section 7(a) unless such other party or parties are prohibited by law or regulation from such performance.

    4. EXCHANGE; REPLACEMENT. This Agreement and the Option granted hereby are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "AGREEMENT" and "OPTION" as used herein include any Agreements and related options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

    5. ADJUSTMENTS. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the option pursuant to
Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, reclassifications, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

    6. REGISTRATION. Upon the occurrence of a Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 12 months (or such later period as provided in Section 10) of such Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), file within 60 days (which period may be tolled by up to 60 consecutive days if the

                                     B-1-5

Issuer, in its good faith reasonable judgment after having consulted with outside counsel, determines that such registration would be materially adverse to the Issuer) and keep current a shelf registration statement under the 1933 Act covering this Option and any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this option and any shares of Common Stock issued upon total or partial exercise of this Option ("OPTION SHARES") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for a period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary, in the judgment of the Grantee or the Holder, to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. In connection with such registrations, the Issuer shall bear its attorneys' fees and any accounting fees, printing and mailing costs and SEC, NASD, Nasdaq, state blue sky and other filing fees and Grantee shall bear its discounts or commissions and brokers fees and the fees and disbursements of Grantee's counsel related thereto. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; PROVIDED, HOWEVER, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and PROVIDED FURTHER, HOWEVER, that if such reduction occurs, then the Issuer shall file a registration statement for the balance of such shares of Common Stock issuable pursuant to this Option as promptly as practical following such reduction and no reduction in the number of shares of Common Stock to be sold by the Holder shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities, opinions of counsel and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 6 by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

    7. REPURCHASE OF OPTION AND/OR OPTION SHARES. (a) At any time after the occurrence of a Repurchase Event (as defined below), (i) following a request of the Holder, given prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "OPTION REPURCHASE PRICE") equal to the amount by which (A) the Market/Offer Price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "OWNER"), delivered within 90 days of such occurrence (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "OPTION SHARE REPURCHASE PRICE") equal to the Market/Offer Price multiplied by the number of Option Shares so designated; PROVIDED, HOWEVER, that the Option Repurchase Price and the Option Share Repurchase Price, individually and in the aggregate and as paid from time to time, shall be subject to the limitations on

                                     B-1-6

Total Profit set forth in Section 14. The term "MARKET/OFFER PRICE" shall mean the greatest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price per share of Common Stock within the six-month period immediately preceding the date on which the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm mutually selected by the Holder or the Owner, as the case may be, on the one hand, and the Issuer, on the other, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm mutually selected by the Holder or Owner, as the case may be, on the one hand, and the Issuer, on the other.

    (b) Following a Repurchase Event, the Holder or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares, as the case may be, in accordance with the provisions of this Section 7. Prior to the later of (x) the date that is five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the day on which a Repurchase Event occurs, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

    (c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter shall deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, in each case within five business days after the date on which Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if Issuer at any time after delivery of a notice of repurchase delivered by the Holder or the Owner pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as the case may be, the Option Repurchase Price or the Option Share Repurchase Price, respectively, in full, (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

    (d) For purposes of this Section 7, a Repurchase Event shall mean and shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving

                                     B-1-7

Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the proviso to Section 2(c)(i) hereof or (ii) upon the acquisition by any person of beneficial ownership of more than 50% of the then outstanding shares of Common Stock; PROVIDED that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. The parties hereto agree that Issuer's obligations to repurchase the Option or Option Shares under this Section 7 shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

    8. SUBSTITUTE OPTION. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation.

    (b) The following terms have the meanings indicated:

        (1) "ACQUIRING CORPORATION" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer),
    (ii) Issuer in a merger in which Issuer is the continuing, surviving or acquiring person, and (iii) the transferee of all or substantially all of Issuer's assets.

        (2) "SUBSTITUTE COMMON STOCK" shall mean the common stock (or similar equity interest) issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

        (3) "ASSIGNED VALUE" shall mean the Market/Offer Price, as defined in
    Section 7.

        (4) "AVERAGE PRICE" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation merger or sale in question but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; PROVIDED that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

    (c) The Substitute Option shall have the same terms as the Option; PROVIDED that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible to the terms of the Option and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

    (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for

                                     B-1-8
which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

    (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "SUBSTITUTE OPTION ISSUER") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be.

    (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

    9. REPURCHASE OF SUBSTITUTE OPTION. (a) At the request of the holder of the Substitute Option (the "SUBSTITUTE OPTION HOLDER"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "SUBSTITUTE OPTION REPURCHASE PRICE") equal to the sum of the amount by which (i) the Highest Closing Price (as defined below) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised (after giving effect to any limitations under the provisions of Section 14 hereof), and at the request of the Owner (the "SUBSTITUTE SHARE OWNER") of shares of Substitute Common Stock (the "SUBSTITUTE SHARES"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "HIGHEST CLOSING PRICE" shall mean the highest closing price for shares of Substitute Common Stock within the six month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase or the Substitute Shares, as applicable.

    (b) The Substitute Option Holder or the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option or the Substitute Shares, as the case may be, pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal executive office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares, as the case may be, in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices delivered pursuant to this subsection (b) of this Section 9 relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

    (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Shares in part or in fully, the

                                     B-1-9

Substitute Option Issuer, following a request for repurchase pursuant to this
Section 9, shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and shall thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, that portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, in each case, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if the Substitute Option Issuer at any time after delivery of a notice of repurchase delivered by the Substitute Share Owner or Substitute Option Holder pursuant to subsection (b) of this Section 9 is prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Common Shares it is then so prohibited from repurchasing.

    10. EXTENSION. The period for exercise of certain rights under Sections 2, 6, 7, 9 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; (ii) during any period for which an injunction or similar legal prohibition on exercise shall be in effect; and (iii) to the extent necessary to avoid liability under section 16(b) of the Exchange Act by reason of such exercise.

    11. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee as follows:

        (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

        (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of al claims, liens, encumbrances and security interests and will not be subject to any preemptive rights.

        (c) The execution, delivery and performance of this Agreement does not or will not, and the consummation by Issuer of any of the transactions contemplated hereby will not, constitute or

                                     B-1-10
    result in (i) a breach or violation of or a default under, its articles or certificate of incorporation or by-laws, or the comparable governing instruments of any of its subsidiaries, or (ii) a breach or violation of or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject.

        (d) No "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation enacted under state or federal laws applicable to the Issuer or any of its Subsidiaries is applicable to this Agreement or any of the transactions contemplated hereby. The action of the Board of Directors of the Issuer in approving this Agreement and the transactions contemplated hereby are sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on "business combinations" (as defined in Section 203 of the General Corporation Law of the State of Delaware) set forth in the General Corporation Law of the State of Delaware.

    12. REPRESENTATIONS AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer that:

        (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

        (b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in conformance with this Agreement and in a transaction registered or exempt from registration under the Securities Act.

    13. ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the option created hereunder to any other person, without the express written consent of the other party, except that Grantee may assign in whole or in part the Option created hereunder and its rights and obligations under this Agreement to CNET and, except that in any event a Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 12 months following such Triggering Event (or such later period as provided in Section 10).

    14. TOTAL PROFIT (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $56,707,803, and if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination thereof, so that Grantee's actually realized Total Profit shall not exceed such amount after taking into account the foregoing actions.

    (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $56,707,803; PROVIDED that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

    (c) As used herein, the term "TOTAL PROFIT" shall mean the aggregate amount (before taxes) of the following (without duplication): (i) the amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 7, (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares pursuant to Section 7, less (y) the Grantee's purchase

                                     B-1-11
price for such Option Shares, (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price of such Option Shares, (iv) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any amount equivalent to the foregoing with respect to the Substitute Option.

    (d) As used herein and subject to Section 14(a), the term "NOTIONAL TOTAL PROFIT" with respect to any number of shares as to which Grantee may propose to exercise this option shall be the Total Profit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

    15. RIGHT OF FIRST REFUSAL. If, within 12 months immediately following the first purchase of shares of Common Stock pursuant to the Option, Grantee shall desire to sell, assign, transfer or otherwise dispose of all or any of the Option or the shares of Common Stock or other securities acquired by it pursuant to the Option, it shall give Issuer written notice of its intent to sell (an "Offeror's Notice") specifying the securities to be sold, the price and the material terms of any agreement relating thereto. An Offeror's Notice may be given at any time. An Offeror's Notice shall be deemed an offer by Grantee to Issuer, which may be accepted within 10 business days of the receipt by Issuer of such Offeror's Notice, on the same terms and conditions and at the same price at which Grantee is proposing to transfer the Option or such shares or other securities. If Issuer (or one of its affiliates) exercises its right of first refusal, the closing of the purchase of the Option or any such shares or other securities by Issuer (or one of its affiliates) shall take place within 5 business days after the notice of such exercise and the purchase price shall be paid to Grantee in immediately available funds; PROVIDED that at any time prior to the closing of the purchase of the Option or any shares or other securities hereunder, Grantee may determine not to sell the Option or such shares or other securities and revoke the Offeror's Notice and, by so doing, cancel Issuer's right of first refusal with respect thereto. If prior notification to or approval of any regulatory authority is required in connection with such purchase, Issuer shall promptly file the required notice or application for approval and shall expeditiously process the same (and Grantee shall cooperate with Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (a) the required notification period has expired or been terminated or (b) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of a failure or refusal of Issuer to purchase all of the Option or all of the shares or other securities covered by an Offeror's Notice or if any regulatory authority disapproves Issuer's proposed purchase of any portion of the Option or such shares or other securities, Grantee may, within 60 days from the date of the Offeror's Notice (subject to any necessary extension for regulatory notification, approval or waiting periods), sell or enter into an agreement to sell all, but not less than all, of such portion of the Option or such shares or other securities at no less than the price specified in the Offeror's Notice and on terms no more favorable than those set forth in the Offeror's Notice. The requirements of this Section 16 shall not apply to (a) any disposition under Rule 144 or any other disposition as a result of which a transferee would beneficially own not more than 4.9% of the outstanding voting power of Issuer, (b) any disposition of Common Stock or other securities by a person to whom Grantee has assigned its rights under the Option with the consent of Issuer, (c) any sale by means of a public offering registered under the 1933 Act, (d) any transfer to a wholly-owned subsidiary of Grantee which agrees in writing to be bound by the terms hereof or (e) any transfer in a tender offer or exchange offer or by operation of law upon consummation of a merger or consolidation.

                                     B-1-12

    16. BEST EFFORTS. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary for the consummation of the transactions contemplated by this Agreement, including without limitation making application for quotation on the Nasdaq National Market (or, in the case of any Substitute Shares, for listing or quotation on the principal exchange or quotation system on which they trade) of the shares issuable hereunder upon official notice of issuance.

    17. SPECIFIC PERFORMANCE. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

    18. SEVERABILITY. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

    19. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the NMC Merger Agreement or such other address as shall be provided in writing.

    20. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof.

    21. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

    22. EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

    23. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreements, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

    24. CAPTIONS; CAPITALIZED TERMS. The section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreements.

                                     B-1-13

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          XOOM.COM, INC.

                                          By: /s/ CHRIS KITZE

                                             -----------------------------------

                                              Name: Chris Kitze
                                             Title: Chairman

                                          NATIONAL BROADCASTING COMPANY, INC.

                                          By: /s/ THOMAS A. ROGERS

                                             -----------------------------------

                                              Name: Thomas A. Rogers
                                             Title: Executive Vice President

                                     B-1-14

                                  APPENDIX B-2

                                VOTING AGREEMENT

                                  BY AND AMONG

                                XOOM.COM, INC.,

                      NATIONAL BROADCASTING COMPANY, INC.,

                                  CNET, INC.,

                                  CHRIS KITZE,

                                      AND

                  FLYING DISC INVESTMENTS LIMITED PARTNERSHIP.

                                VOTING AGREEMENT

    VOTING AGREEMENT, dated as of May 9, 1999 (the "Agreement"), among Xoom.com, Inc., a Delaware corporation (the "Company"), the undersigned holders (the "Holders") of shares of the common stock, $.0001 par value (the "Company Common Stock"), of the Company, National Broadcasting Company, Inc., a Delaware corporation ("NBC"), and CNET, Inc., a Delaware corporation ("CNET").

    WHEREAS, the Company, Xenon 2, Inc., a Delaware corporation ("Xenon 2"), Xenon 3, Inc., a Delaware corporation ("Xenon 3"), Snap! LLC, a Delaware limited liability company, and CNET, Inc., a Delaware corporation, are parties to an Agreement and Plan of Contribution and Merger, dated as of the date hereof (the "Xenon 2 Merger Agreement"), pursuant to which, among other things, the parties thereto have agreed that (i) Xenon 3 will merge with and into the Company, with the Company as the surviving corporation, and each outstanding share of common stock, par value $0.0001 per share, of the Company (the "Common Stock") will be converted into one share of Class A common stock, par value $0.0001 per share, of Xenon 2 ("Class A Common Stock") and (ii) CNET will contribute certain of its assets to Xenon 2 in exchange for shares of Class A Common Stock;

    WHEREAS, the Company, Xenon 2, NBC, Neon Media Corporation, a Delaware corporation ("NMC"), and GE Investments Subsidiary, Inc., a Delaware corporation ("GE Investments Sub"), are parties to an Agreement and Plan of Contribution, Investment and Merger dated as of the date hereof (the "NMC Merger Agreement" and together with the Xenon 2 Merger Agreement, the "Merger Agreements") pursuant to which, among other things, the parties thereto have agreed that (i) NBC will contribute or cause its subsidiaries to contribute to NMC certain assets, (ii) NMC will merge with and into Xenon 2, with Xenon 2 as the surviving corporation, and (iii) GE Investments Sub will contribute a combination of cash and the assignment of a Note in exchange for the Xenon 2 convertible note (capitalized terms not otherwise defined herein being used herein as defined in the NMC Merger Agreement);

    WHEREAS, as a condition to entering into the Merger Agreements, NBC and CNET have requested the Company and each Holder to agree, and the Company and each Holder has agreed, to enter into this Agreement;

    WHEREAS, prior to the date hereof, NBC, CNET, the Company and the Holders had no agreement, arrangement or understanding (within the meaning of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL")) for the purpose of acquiring, holding, voting or disposing of shares of Company Common Stock; and

    WHEREAS, in consideration of the agreements contained herein, prior to the date hereof, and prior to the time at and date on which NBC and CNET became "interested stockholders" for purposes of Section 203 of the DGCL, the board of directors of the Company has approved this Agreement and the transactions contemplated hereby.

    NOW, THEREFORE, the parties hereto agree as follows:

                                   AGREEMENT

    1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to NBC and CNET as follows:

        (a) POWER; BINDING AGREEMENT. The Company has full power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action of the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding

                                     B-2-1
    agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

        (b) NO CONFLICTS. No filing with, and no permit, authorization, consent or approval of, any state or federal governmental body or authority or any other person or entity is necessary for the execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than any filing, permit, authorization, consent or approval the failure of which to obtain would not reasonably be expected to prevent the Company from performing its respective obligations under this Agreement, and neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will conflict with or result in any breach of any organizational documents or instruments applicable to the Company, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Company is a party or by which the Company's properties or assets may be bound or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Company as of the date hereof, other than such violations, breaches or defaults that would not reasonably be expected to prevent the Company from performing its respective obligations under this Agreement.

    2. REPRESENTATIONS AND WARRANTIES OF THE HOLDERS. Each Holder represents and warrants, severally and not jointly, to NBC and CNET as follows:

        (a) OWNERSHIP OF SECURITIES. Each Holder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock (the "Existing Securities") (together with any shares of Company Common Stock hereafter acquired by any Holder (including through the exercise of options or similar instruments) the "Subject Securities") set forth on Exhibit A to this Agreement, attached hereto and incorporated herein. Such Holder does not own of record or beneficially any shares of capital stock of the Company on the date hereof other than the Existing Securities. Except as set forth on Exhibit A, such Holder has sole voting power and sole power to issue instructions with respect to the voting of the Existing Securities and sole power of disposition of the Existing Securities. On the date of the stockholders meeting of the Company held to vote on adoption of the Merger Agreement and on the record date for such meeting, such Holder will have sole voting power and sole power to issue instructions with respect to the voting of all of such Holder's Subject Securities and sole power of disposition of such Holder's Subject Securities.

        (b) POWER; BINDING AGREEMENT. Each Holder has full power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action of each of the Holders. This Agreement has been duly and validly executed and delivered by each Holder and constitutes a valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

                                     B-2-2

        (c) NO CONFLICTS. No filing with, and no permit, authorization, consent or approval of, any state or federal governmental body or authority or any other person or entity is necessary for the execution of this Agreement by any Holder and the consummation by such Holder of the transactions contemplated hereby, other than pursuant to the Exchange Act, the HSR Act or foreign competition or antitrust laws or any filing, permit, authorization, consent or approval, the failure of which to obtain would not reasonably be expected to prevent such Holder from performing its obligations under this Agreement, and neither the execution and delivery of this Agreement by such Holder nor the consummation by such Holder of the transactions contemplated hereby nor compliance by such Holder with any of the provisions hereof will conflict with or result in any breach of any applicable organizational documents or instruments applicable to such Holder, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Holder is a party or by which such Holder's Subject Securities may be bound or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Holder as of the date hereof, other than such violations, breaches or defaults that would not reasonably be expected to prevent such Holder from performing its obligations under this Agreement.

        (d) NO LIENS. The Existing Securities are now and, at all times during the term hereof, the Subject Securities will be held by such Holder, or by a nominee or custodian for the benefit of such Holder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any encumbrances arising hereunder.

    3. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, each Holder irrevocably agrees that it shall vote (or cause to be voted) all of the Subject Securities that it beneficially owns on the record date of any such vote or action (a) in favor of the adoption of the Merger Agreements and the approval of the terms thereof (with such modifications as the parties thereto may make (except for modifications that would adversely affect such Holder)) and each of the other transactions contemplated by the Merger Agreements and (b) against any of the following (or any agreement to enter into or effect any of the following): (i) prior to the Effective Time, any Takeover Proposal, Material Transaction Proposal requiring the vote of the Company's stockholders or transaction or occurrence which if publicly proposed and offered to the Company and its stockholders (or any of them) would be the subject of a Takeover Proposal or Material Transaction Proposal, or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal, action or transaction involving the Company or any of its Subsidiaries, which amendment or other action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreements. Such Holder shall not commit or agree to take any action inconsistent with the foregoing.

    4. IRREVOCABLE PROXY. Each Holder hereby, severally and not jointly, grants to, and appoints NBC and the President and Treasurer of NBC and the Secretary of NBC, in their respective capacities as officers of NBC, and any individual who shall hereafter succeed to any such office of NBC, and any other designee of NBC, each of them individually, such Holder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such Holder's Subject Securities in accordance with
Section 3 hereof. This proxy is coupled with an interest and shall be irrevocable, and each Holder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by it with respect to

                                     B-2-3
the Subject Securities; provided that this proxy shall be automatically revoked without any further action on the part of the Holder, NBC and CNET upon the termination of this Agreement pursuant to Section 16 hereof.

    5. REPRESENTATIONS AND WARRANTIES OF NBC AND CNET. Each of NBC and CNET represents and warrants, severally and not jointly (and only as to itself), to the Company and each Holder as follows:

        (a) POWER; BINDING AGREEMENT. Each of NBC and CNET has full power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action of NBC and CNET. This Agreement has been duly and validly executed and delivered by each of NBC and CNET and constitutes a valid and binding agreement of each of NBC and CNET, enforceable against each of NBC and CNET in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

        (b) NO CONFLICTS. No filing with, and no permit, authorization, consent or approval of, any state or federal governmental body or authority or any other person or entity is necessary for the execution of this Agreement by NBC or CNET and the consummation by NBC or CNET of the transactions contemplated hereby, other than pursuant to the Exchange Act, the HSR Act or foreign competition or antitrust laws or any filing, permit, authorization, consent or approval, the failure of which to obtain would not reasonably be expected to prevent NBC or CNET from performing its respective obligations under this Agreement, and neither the execution and delivery of this Agreement by NBC or CNET nor the consummation by NBC or CNET of the transactions contemplated hereby nor compliance by NBC or CNET with any of the provisions hereof will conflict with or result in any breach of any organizational documents or instruments applicable to NBC or CNET, respectively, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which NBC or CNET is a party or by which NBC or CNET's respective properties or assets may be bound or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to NBC or CNET as of the date hereof, other than such violations, breaches or defaults that would not reasonably be expected to prevent NBC or CNET from performing its respective obligations under this Agreement.

    6. COVENANT OF THE COMPANY. The Company hereby agrees and covenants that it shall not, and shall direct its transfer agent not to, transfer any Company Common Stock except in accordance with the provisions of Section 7(b) hereof.

    7.  COVENANTS OF THE HOLDERS.  Each Holder hereby agrees and covenants that:

        (a) NO SOLICITATION. Each Holder shall not, and shall not authorize and shall use his reasonable best efforts not to permit any of his, her or its affiliates, partners, investment bankers, attorneys, agents or other advisors or representatives to, directly or indirectly, solicit, knowingly encourage (including by way of providing confidential information or data) or have any discussion or negotiate with any person or entity (other than NBC, CNET or any affiliate of NBC or CNET) concerning any proposal by such person or entity with respect to the Company that constitutes or could reasonably be expected to lead to a Takeover Proposal or Material Transaction Proposal. Each Holder will immediately cease and cause to be terminated any existing activities, discussions

                                     B-2-4
    or negotiations with any parties conducted heretofore by or on its behalf with respect to any of the foregoing.

        (b) RESTRICTION ON TRANSFER, PROXIES AND NONINTERFERENCE. Each Holder shall not, and shall not authorize or permit any of his, her or its affiliates, partners, investment bankers, attorneys, agents or other advisors or representatives to, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Securities (or any interest therein), unless the transferee or pledgee of such Subject Securities agrees in writing in a form reasonably satisfactory to NBC (with a copy furnished to NBC and CNET) to be bound by all of the provisions of this Agreement with respect to such transferred or pledged Subject Securities, as contemplated by the NMC Merger Agreement; (ii) except as contemplated hereby, grant any proxies or powers of attorney, deposit any such Subject Securities into a voting trust or enter into a voting agreement with respect to any of the Subject Securities;
    (iii) take any action that would have the effect of preventing or disabling such Holder from performing his obligations under this Agreement; or (iv) commit or agree to take any of the foregoing actions.

        (c) Each Holder agrees to submit to the Company contemporaneously with or promptly following execution of this Agreement all certificates representing the Company Common Stock so that the Company may note thereon a conspicuous legend referring to the transfer restrictions set forth in this Agreement.

        (d) Each Holder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as NBC may reasonably request for the purpose of effectuating the matters covered by this Agreement.

    8. FIDUCIARY DUTIES. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth in Section 7(a) shall not prevent any Holder from taking any action, subject to the applicable provisions of the NMC Merger Agreement, while acting as a director of the Company. NBC and CNET acknowledge and agree that each Holder who has signed this Agreement does so solely in his capacity as a stockholder of the Company, and not in his capacity as a director, officer or employee of the Company, and that such action on behalf of such Holder does not limit or restrict his ability to vote, or otherwise act, in his capacity as a director, officer or employee of the Company. Notwithstanding the foregoing, except as contemplated by Section 16 hereof, this Agreement shall be and shall remain binding upon such Holder irrespective of any action taken by any such Holder in his capacity as a director, officer or employee of the Company.

    9. ASSIGNMENT; BENEFITS. This Agreement may not be assigned by any party hereto without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of, each of the Holders, NBC, CNET and their respective successors and permitted assigns.

    10. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by

                                     B-2-5
overnight courier or sent by electronic transmission, with confirmation received, and delivery within one business day by any other means of delivery in this Section 10 to the telecopy numbers specified below:

    If to the Company:

            Xoom.com, Inc.
           300 Montgomery Street
           Suite 300
           San Francisco, California 94104
           Attn.: Chris Kitze
           Facsimile: (415) 288-2580

    with a copy to:

            Morrison & Foerster LLP
           425 Market Street
           San Francisco, California 94105
           Attn.: Bruce Alan Mann
           Facsimile: (415) 268-7522

    with a copy to:

            Morrison & Foerster LLP
           1290 Avenue of the Americas
           New York, New York 10104
           Attn.: Allen L. Weingarten
           Facsimile: (212) 468-7900

    If to NBC:

            National Broadcasting Company, Inc.
           30 Rockefeller Plaza
           New York, New York 10012
           Attn.: Tom Rogers
           Facsimile: (212) 664-3914

    with a copy to:

            Simpson Thacher & Bartlett
           425 Lexington Avenue
           New York, New York 10017
           Attn.: Richard Capelouto
           Facsimile: (212) 455-2502

    If to the Holders:

            Chris Kitze
           300 Montgomery Street
           Suite 300
           San Francisco, California 94104
           Facsimile: (415) 288-2580

    With copies to:

            Morrison & Foerster (see above)

                                     B-2-6

    If to CNET:

            CNET, Inc.
           150 Chestnut Street,
           San Francisco, California 94111
           Attn: Douglas N. Woodrun
           Facsimile: (415) 395-9205

    With copies to:

            Hughes & Luce, L.L.P.
           1717 Main Street,
           Suite 2800
           Dallas, Texas 75201
           Attn: R. Clayton Mulford
           Facsimile: (214) 939-5849

or to such other address or telecopy number as any party may have furnished to the other parties in writing in accordance herewith.

    11. NOTICE OF LITIGATION. The Company and each Holder shall promptly notify NBC and CNET of any pending or, to its knowledge, threatened action or proceeding challenging the validity or enforceability of this Agreement.

    12. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    13. AMENDMENT. This Agreement may not be amended or modified, except by an instrument in writing signed by or on behalf of each of the parties hereto. This Agreement may not be waived by any party hereto, except by an instrument in writing signed by or on behalf of the party granting such waiver. The waiver of any party to this Agreement of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

    14. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law.

    15. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

    16. TERMINATION. This Agreement shall terminate upon the earliest of (i) the consummation of the Merger contemplated by the NMC Merger Agreement and (ii) the termination of the NMC Merger Agreement. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreements on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; PROVIDED, HOWEVER, that nothing herein shall relieve any party from any liability for such party's wilful breach of any of its material agreements contained in this Agreement; and PROVIDED FURTHER that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including the Merger Agreements.

    17. SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or

                                     B-2-7
unenforceability and shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                                          XOOM.COM, INC.

                                          By: /s/ CHRIS KITZE

                                             -----------------------------------

                                              Name: Chris Kitze
                                             Title: Chairman

                                          NATIONAL BROADCASTING COMPANY, INC.

                                          By: /s/ THOMAS A. ROGERS

                                             -----------------------------------

                                              Name: Thomas A. Rogers
                                             Title: Executive Vice President

                                          CNET, INC.

                                          By: /s/ DOUGLAS N. WOODRUM

                                             -----------------------------------

                                              Name: Douglas N. Woodrum
                                             Title:Executive Vice President and
                                                   Chief Financial Officer

                                          Holders:

                                          FLYING DISC INVESTMENTS LIMITED
                                          PARTNERSHIP

                                          By: /s/ CHRIS KITZE

                                             -----------------------------------

                                              Name: Chris Kitze
                                             Title: General Partner

                                             /s/ CHRIS KITZE

                                          --------------------------------------

                                             Chris Kitze

                                     B-2-8

                                   EXHIBIT A
                               SUBJECT SECURITIES

    Number of Shares Beneficially Owned by the Holders herein is 3,350,680. This includes 3,350,680 shares of Company Common Stock held by Flying Disc, of which Mr. Kitze is a general partner. Mr. Kitze may be deemed to be the beneficial owner of the shares held by Flying Disc

                                     B-2-9

                                  APPENDIX C-1
                         BEAR STEARNS FAIRNESS OPINION

                                  May 9, 1999

The Board of Directors
Xoom.com, Inc.
300 Montgomery Street, Suite 300
San Francisco, CA 94104

Attention:  Christopher A. Kitze
        Chairman & Co-Founder

Gentlemen:

    We understand that Xoom.com, Inc. ("Xoom") proposes to enter into an Agreement and Plan of Contribution and Merger (the "Merger Agreement") among Xoom, National Broadcasting Company, Inc. and certain of its affiliates (collectively, "NBC"), CNET, Inc. ("CNET") and SNAP! LLC, an Agreement and Plan of Contribution, Investment and Merger (the "Contribution Agreement") among NBC, GE Investments Sub, Inc., Neon Media Corporation, Xenon 2, Inc. and Xoom, as well as a series of other agreements (collectively with the Merger Agreement and the Contribution Agreement, the "Agreements") relating to the formation of a new company to be named NBC Internet, Inc. ("NBCi"). NBCi is expected to include the businesses of Xoom, SNAP! LLC and certain of NBC's internet assets, including NBC.com, Videoseeker.com, NBC Interactive Neighborhood and a 10% ownership interest in CNBC.com (collectively, the "NBC Contributed Internet Assets").

    The first transaction will be effected by a merger of Xoom with Xenon 3, Inc., a subsidiary of NBCi, followed by NBCi acquiring CNET's ownership interest in SNAP! LLC (the "CNET Contributed Assets"). In a subsequent transaction, Neon Media Corporation ("NMC"), a newly formed entity which will own the NBC Contributed Internet Assets, is expected to be merged with NBCi, and NBC's ownership interests in SNAP! LLC are expected to be contributed to NBCi. In connection with the consummation of all of the transactions contemplated by the Agreements, the following would occur on successive days:

    Initially, (i) each share of Xoom common stock will be converted into the right to receive one share of NBCi Class A comon stock and (ii) CNET will receive 7,147,584 shares of Class A common stock of NBCi in exchange for its ownership interest in SNAP! LLC (collectively with step (i) above, the "CNET Transaction"). On the succeeding day, (A) each share of NMC common stock will be exchanged for one share of Class B common stock of NBCi, which will result in the issuance of 13,764,726 shares of Class B common stock and (B) a subsidiary of NBC will receive 11,417,569 shares of Class B common stock of NBCi in exchange for its ownership interests in SNAP! LLC (including its options to purchase additional equity interests) (collectively with step (A) above, the "NBC Share Issuance").

    Thereafter, an affiliate of NBC will purchase a $486,894,758 zero coupon convertible debenture due 2006 (the "Convertible Note") of NBCi for a cash payment of $30 million and the assignment of an NBC promissory note in the amount of $340 million to NBCi (collectively with the NBC Share Issuance, the "NBC Transaction"). The CNET Transaction and the NBC Transaction are collectively referred to as the "Transactions."

    Only the Class A common stock of NBCi will be publicly traded. Separate agreements are being entered into with respect to the transactions set forth in clauses (i) and (ii) and with respect to the

                                     C-1-1

The Board of Directors
Xoom.com, Inc.
May 9, 1999
Page 2

transactions set forth in clauses (A) and (B). The closing of the transactions set forth in clauses (i) and (ii) will occur first and will not be contingent upon the closing of the NBC Transaction.

    We further understand that assuming both transactions were consummated on the date of this opinion, NBC and its affiliates would own approximately 49.9% of NBCi voting securities, Xoom's former stockholders and option holders would own approximately 36% of NBCi voting securities and CNET would own approximately 14% of NBCi voting securities. If NBC chooses to convert the Convertible Note after one year, NBC, through its affiliates, could own approximately 53% of the currently expected fully-diluted equity of NBCi.


    You have asked us to render our opinion as to whether, after issuance of NBCi shares to Xoom stockholders in the merger of Xenon 3, Inc. with Xoom (i) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the Merger Agreement and the Contribution Agreement, taken together (both before and after conversion of the NBCi convertible notes), in exchange for the aggregate contribution of SNAP! LLC and the NBC Contributed Internet Assets and (ii) the issuance of NBCi shares to CNET in the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Contribution Agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP! LLC, are fair, from a financial point of view, to Xoom and its stockholders.


    In the course of our analyses for rendering this opinion, we have:

      1. reviewed draft forms of the Merger Agreement, the Contribution Agreement, the other Agreements (each draft dated May 6, 1999) and certain other documents relating to the proposed Transactions;

      2. reviewed Xoom's Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

      3. reviewed certain operating and financial information, including projections, provided to us by management relating to Xoom's business and prospects;

      4. met with certain members of Xoom's senior management to discuss its operations, historical financial statements and future prospects;

      5. reviewed the historical prices and trading volume of the common shares of Xoom;

      6. reviewed the trading activity of various Internet companies, including those which we deemed generally comparable to Xoom;

      7. reviewed certain operating and financial information, including projections, provided to us by management of Xoom relating to NBC's Internet assets and SNAP! LLC;

      8. met with certain members of the senior management of NBC to discuss the operations, historical financial statements, projections and future prospects relating to SNAP! LLC and NBC's internet assets;

      9. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Xoom, to the businesses proposed to be acquired in the Transactions and to the combined company on a pro forma basis giving effect to the proposed Transactions;

                                     C-1-2

The Board of Directors
Xoom.com, Inc.
May 9, 1999
Page 3

     10. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to the proposed Transactions; and

     11. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

    In the course of our review, we have relied on and assumed, without independent verification, the accuracy and completeness of the financial and other projections provided to us by Xoom and NBC. With respect to the projected financial results provided to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Xoom and NBC as to the expected future performance of Xoom, the CNET Contributed Assets, the NBC Contributed Internet Assets and SNAP! LLC. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the senior managements of Xoom and NBC that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Xoom, or with respect to the CNET Contributed Assets, the NBC Contributed Internet Assets and SNAP! LLC, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Furthermore, we recognize that the market prices for Internet related companies such as Xoom have been the subject of significant speculation and movement in recent months and this opinion is not intended to predict or otherwise guarantee the trading prices of Xoom or NBCi following the announcement or consummation of the Transactions, as the case may be.

    We have acted as a financial advisor to Xoom in connection with the Transactions and will receive a fee for such services.

    In the ordinary course of business, Bear Stearns may actively trade the equity securities of Xoom, CNET and General Electric (the publicly-traded parent of NBC) for its own account and for the account of its customers and, accordingly, may at any time, hold a long or short position in such securities.

    Upon Xoom and NBC entering into a non-solicitation and confidentiality agreement on April 15, 1999, we were requested to prepare this opinion in connection with the proposed transactions involving NBC and we were directed not to, and we did not, seek or pursue alternative transactions to the Transactions, including the possible sale of Xoom as an entirety. Although upon the consummation of the Transactions, NBC and its subsidiaries will own only approximately 48.5% of the common stock of NBCi, in our capacity as financial advisor to Xoom, we conservatively assumed, consistent with Delaware law, solely for purposes of rendering this fairness opinion, that this ownership interest should be viewed as a change of control transaction for purposes of evaluating whether, after issuance of NBCi shares to Xoom stockholders in the merger of Xenon 3, Inc. with Xoom (i) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the Merger Agreement and the Contribution Agreement, taken together (both before and after conversion of the NBCi convertible notes), in exchange for the aggregate contribution of SNAP! LLC and the NBC Contributed Internet Assets and (ii) the issuance of NBCi shares to CNET in the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Contribution Agreement are not consummated, in

                                     C-1-3

The Board of Directors
Xoom.com, Inc.
May 9, 1999
Page 4


exchange for CNET's contribution of its equity interests in SNAP! LLC, are fair, from a financial point of view, to Xoom and its stockholders. In rendering this opinion, we are not addressing whether and under what circumstances any third party interest in Xoom may arise as a result of entering into the agreements related to the Transactions. In addition, this opinion does not address or make any assumptions with respect to the accounting treatment applicable to the Transactions or to each of Xoom, CNET and NBC.


    It is understood that this letter is intended for the benefit and use of the Board of Directors of Xoom and does not constitute a recommendation to the Board of Directors or shareholders of Xoom. This opinion does not address Xoom's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent.


    Based on and subject to the foregoing, it is our opinion that, after issuance of NBCi shares to Xoom stockholders in the merger of Xenon 3, Inc. with Xoom (i) the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the Merger Agreement and the Contribution Agreement, taken together (both before and after conversion of the NBCi convertible notes), in exchange for the aggregate contribution of SNAP! LLC and the NBC Contributed Internet Assets and (ii) the issuance of NBCi shares to CNET in the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Contribution Agreement are not consummated, in exchange for CNET's contribution of its equity interests in SNAP! LLC, are fair, from a financial point of view, to Xoom and its stockholders.


                                          Very truly yours,
                                          BEAR, STEARNS & CO. INC.
                                          By: /s/ LISA M. PRICE
                                          --------------------------------------
                                          Senior Managing Director

                                     C-1-4

                                  APPENDIX C-2
                       HAMBRECHT & QUIST FAIRNESS OPINION

May 9, 1999
CONFIDENTIAL

The Board of Directors
XOOM.com, Inc.
300 Montgomery Street, 3(rd) Floor
San Francisco, CA 94104

Gentlemen:


    You have requested our opinion to the effect that, after issuance of NBC Internet, Inc. ("NBCi") shares to XOOM.com, Inc. ("Xoom" or the "Company") stockholders in the merger of Xenon 3, Inc. with Xoom, the aggregate issuance of NBCi shares to NBC and CNET in the transactions (the "Proposed Transactions") contemplated by the Merger Agreement (as defined herein) and the Contribution Agreement (as defined herein and together with the Merger Agreement, the "Agreements"), taken together (both before and after conversion of the NBCi convertible notes), in exchange for the aggregate contribution of Snap! LLC and the NBC contributed Internet businesses, was fair, from a financial point of view to Xoom and its stockholders.


    We understand that the terms of the Agreements provide, among other things, that each issued and outstanding share of Common Stock shall be converted into the right to receive one share of common stock of Xenon 2, Inc., as more fully set forth in the Agreements. For purposes of this opinion, we have assumed that the Proposed Transactions will be implemented on a tax-free basis under the United States Internal Revenue Code and that the Proposed Transactions will be accounted for as a purchase.

    Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Xoom in connection with the Proposed Transactions solely for the purpose of issuing this opinion, and we will receive a fee for our services.

    In the past, we have provided investment banking and other financial advisory services to Xoom and have received fees for rendering these services. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Xoom and CNET and receives customary compensation in connection therewith, and also provides research coverage for Xoom. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Xoom and CNET for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Xoom, CNET or NBCi.

    In connection with our review of the Proposed Transactions, and in arriving at our opinion, we have, among other things:

     (i) reviewed the financial statements of Snap! LLC and the NBC contributed businesses NBC.com, NBC-IN, VideoSeeker and CNBC.com (the "Contributed Businesses") for recent years and interim periods to date and certain other relevant financial and operating data of

                                     C-2-1

The Board of Directors
XOOM.com, Inc.
Page 2

       the Contributed Businesses made available to us from the internal records of the Contributed Businesses;


     (ii) reviewed certain internal financial and operating information, including certain projections, relating to the Contributed Businesses prepared by the management of Xoom;


    (iii) discussed the business, financial condition and prospects of the Contributed Businesses with certain members of senior management of the Contributed Businesses;

     (iv) reviewed the publicly available financial statements of Xoom for recent years and interim periods to date and certain other relevant financial and operating data of Xoom made available to us from published sources and from internal records of Xoom;

     (v) discussed the business, financial condition and prospects of Xoom with certain members of Xoom's senior management;

     (vi) reviewed the recent reported prices and trading activity for the common stock of Xoom and compared such information and certain financial information for Xoom and the Contributed Businesses with similar information for certain other companies engaged in businesses we consider generally comparable;

    (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;


   (viii) reviewed the draft Agreement and Plan of Contribution and Merger dated as of May 6, 1999, among CNET, Inc., Xoom, Xenon 2, Inc., Xenon 3, Inc. and Snap! LLC, which agreement Hambrecht & Quist assumed was the same as the Agreement and Plan of Contribution and Merger dated May 9, 1999 (the "Merger Agreement"), and the draft Agreement and Plan of Contribution, Investment and Merger, dated as of May 6, 1999, among National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation, Xenon 2, Inc., and Xoom, which agreement Hambrecht & Quist assumed was the same as the Agreement and Plan of Contribution, Investment and Merger dated May 9, 1999 (the "Contribution Agreement") and certain other documents relating to the Proposed Transactions; and


     (ix) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning the Contributed Businesses and Xoom considered in connection with our review of the Proposed Transactions, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of the Contributed Businesses or Xoom, nor have we conducted a physical inspection of the properties and facilities of any of the businesses. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of the Contributed Businesses and Xoom. For purposes of this opinion, we have assumed that neither the Contributed Businesses nor Xoom is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transactions and those activities undertaken in the ordinary course of conducting their respective

                                     C-2-2

The Board of Directors
XOOM.com, Inc.
Page 3

businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Xenon 2, Inc. common stock will trade subsequent to the Effective Time (as defined in the Contribution Agreement). In rendering this opinion, we have assumed that the Proposed Transactions will be consummated substantially on the terms discussed in the Agreements, without any waiver of any material terms or conditions by any party thereto. We were not requested to, and did not, solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Xoom.

    It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Registration Statement on Form S-4 filed in connection with the Proposed Transactions. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transactions.


    Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof, after the issuance of NBCi shares to Xoom stockholders in the merger of Xenon 3, Inc. with Xoom, the aggregate issuance of NBCi shares to NBC and CNET in the transactions contemplated by the Merger Agreement and the Contribution Agreement taken together (both before and after conversion of the NBCi convertible notes), in exchange for the aggregate contribution of Snap! LLC and the NBC contributed Internet businesses, are fair to Xoom and its stockholders from a financial point of view. We express no opinion, however, as to the fairness or adequacy of any consideration received in the Proposed Transactions by CNET, Inc. or National Broadcasting Company, Inc. or any of their respective affiliates.


                                          Very truly yours,
                                          HAMBRECHT & QUIST LLC

                                          By /s/ DAVID GOLDEN
                                            ------------------------------------
                                            David Golden
                                            Managing Director

                                     C-2-3

                                  APPENDIX D-1

                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF

                               NBC INTERNET, INC.

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                               NBC INTERNET, INC.

    NBC Internet, Inc., (the "Corporation") a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

    DOES HEREBY CERTIFY THAT:

    1. The name of the Corporation is NBC Internet, Inc. and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 7, 1999.

    2.  Pursuant to a unanimous written consent of the Board of Directors of the
Corporation dated         , 1999, resolutions were duly adopted setting forth
the proposed amendment and restatement of the Certificate of Incorporation of the Corporation and declaring said amendment and restatement to be advisable.

    3. Thereafter, the stockholders of the Corporation took action by executing a written consent in lieu of a meeting in accordance with Section 228 of the General Corporation Law.

    4. Said amendment and restatement was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law.

    5. Accordingly, the Certificate of Incorporation is restated to read in its entirety as set forth in Exhibit A hereto.

    IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of
Incorporation to be signed by its duly authorized officer, this     day of
         , 1999.

                                          NBC INTERNET, INC.
                                          By:
--------------------------------------------------------------------------------

                                          Name:
   -----------------------------------------------------------------------------

                                          Office:
   -----------------------------------------------------------------------------

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                               NBC INTERNET, INC.

    FIRST: The name of the corporation is NBC Internet, Inc.

    SECOND: The registered office of the Corporation is to be located at 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of its registered agent is The Corporation Trust Company, whose address is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

    THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

    FOURTH: The total number of shares of stock the Corporation shall have authority to issue is 210,000,000 shares, which shall be divided into three classes: (i) 100,000,000 shares shall be Class A Common Stock, $.0001 par value per share (the "Class A Common Stock"), (ii) 100,000,000 shares shall be Class B Common Stock, $.0001 par value per share (the "Class B Common Stock"), and (iii) 10,000,000 shares shall be Preferred Stock, $.0001 par value per share ("Preferred Stock"). The Class A Common Stock and Class B Common Stock are sometimes referred to herein as the "Common Stock."

           The following is a statement of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions in respect thereof, in respect of each class of capital stock of the Corporation.

    A.  PREFERRED STOCK.

    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

        (a) The designation of the series, which may be by distinguishing number, letter or title.

        (b) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

        (c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

        (d) Dates at which dividends, if any, shall be payable.

        (e) The redemption rights and price or prices, if any, for shares of the series.

        (f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

        (g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

                                     D-1-1

        (h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

        (i) Restrictions on the issuance of shares of the same series or of any other class or series.

        (j) The voting rights, if any, of the holders of shares of the series.

    The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may otherwise be provided in this Restated Certificate of Incorporation, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders.

    B.  COMMON STOCK.

        The following is a statement of the relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the Class A Common Stock and Class B Common Stock.

        1. GENERAL. Except as otherwise set forth below in this Article FOURTH, the relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Class A Common Stock and Class B Common Stock shall be identical in all respects.

        2. VOTING RIGHTS. Except as otherwise required by this Restated Certificate of Incorporation or by applicable law, at every meeting of the stockholders of the Corporation every holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation in connection with the election of directors and all other matters submitted to a vote of stockholders. Except as otherwise required by this Restated Certificate of Incorporation or by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters submitted to a vote of stockholders of the Corporation subject to any voting rights which may be granted to holders of Preferred Stock.

        3. DIVIDENDS. Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Restated Certificate of Incorporation, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation (other than Common Stock) or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in Common Stock, including distributions pursuant to stock splits or divisions of Common Stock of the Corporation, only shares of Class A Common Stock shall be paid or distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be paid or distributed with respect to Class B Common Stock; PROVIDED, HOWEVER, in the event a dividend or distribution shall be paid or distributed with respect to one class of Common Stock a simultaneous dividend or distribution shall be paid or distributed on the other class and in the same proportion.

        4. CONSENTS. During such time as the holders of Class B Common Stock Beneficially Own less than a majority of the outstanding shares of Common Stock, any action required or permitted to be taken by the stockholders of the Corporation at a stockholders meeting (other than an action

                                     D-1-2
    pursuant to Section 9(a) of this Article FOURTH or pursuant to Section 2 of Article FIFTH) must be taken at a stockholders' meeting and may not be taken by written consent or consents in lieu of a meeting.

        5. CHANGES IN CAPITALIZATION. In the event there is an increase or decrease in the number of issued shares of Common Stock resulting from any stock split, stock dividend, reverse stock split, combination or reclassification of the Common Stock, or any other similar event resulting in an increase or decrease in the number of outstanding shares of Common Stock, the outstanding shares of Class A Common Stock and the outstanding shares of Class B Common Stock shall be adjusted in the same manner in all respects.

        6. DISSOLUTION. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of Preferred Stock, the remaining assets and funds of the Corporation shall be distributed PRO RATA to the holders of Common Stock, and the holders of Class A Common Stock and the holders of Class B Common Stock will be entitled to receive the same amount per share in respect thereof.

        7. MERGER. Unless otherwise approved by a majority of the votes entitled to be cast by the holders of the outstanding shares of Class A Common Stock and the outstanding shares of Class B Common Stock, each voting separately as a class, in case of any reorganization or any consolidation of the Corporation with one or more other corporations or a merger of the Corporation with another corporation in which shares of Class A Common Stock or Class B Common Stock are converted into (or entitled to receive with respect thereto) shares of stock and/ or other securities or property (including cash), each holder of a share of Class A Common Stock shall be entitled to receive with respect to such share the same kind and amount of shares of stock and other securities and property (including cash) receivable upon such reorganization, consolidation or merger by a holder of a share of Class B Common Stock, and each holder of a share of Class B Common Stock shall be entitled to receive with respect to such share the same kind and amount of shares of stock and other securities and property (including cash) receivable upon such reorganization, consolidation or merger by a holder of a share of Class A Common Stock. In the event that the holders of Class A Common Stock or of Class B Common Stock are granted rights to elect to receive one of two or more alternative forms of consideration, the foregoing provision shall be deemed satisfied if holders of Class A Common Stock and holders of Class B Common Stock are granted substantially identical election rights; PROVIDED that notwithstanding anything contained in this paragraph 7 to the contrary, the Corporation may effect any reorganization, consolidation or merger, pursuant to which shares of Class A Common Stock and Class B Common Stock are converted into shares of two classes of capital stock having substantially the same relative rights as the Class A Common Stock and the Class B Common Stock, as set forth in this Restated Certificate of Incorporation, if it is approved by the holders of a majority of the outstanding shares of the Class A Common Stock and the Class B Common Stock voting together as a single class without any separate class vote.

        8. NO ADVERSE EFFECT. With respect to any proposed amendment of this Restated Certificate of Incorporation which would alter or change the powers, preferences or special rights of the shares of Class A Common Stock or Class B Common Stock, so as to affect them adversely, the approval of a majority of the votes entitled to be cast by the holders of the outstanding shares of the class affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the outstanding shares of Class A Common Stock and the Class B Common Stock voting together as a single class as provided herein. The affirmative vote of shares representing a majority of the votes entitled to be cast by the holders of outstanding shares of each class of Common Stock, voting separately by class, shall be required to adopt any provision inconsistent with or repeal any

                                     D-1-3
    provision of, or alter or amend this paragraph 8. Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Restated Certificate of Incorporation or any resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

    9.  CONVERSION OF CLASS B COMMON STOCK.

           (a) VOLUNTARY CONVERSION. Upon the affirmative vote or written request of the holders of a majority of the outstanding shares of Class B Common Stock for the conversion of the Class B Common Stock into Class A Common Stock, all, but not less than all, of the outstanding shares of Class B Common Stock shall automatically convert on a share for share basis into the same number of shares of Class A Common Stock. In addition, the Corporation shall permit NBC Parent and its Affiliates, at such time as any such Person shall become a holder of Common Stock while shares of Class B Common Stock are outstanding, to convert shares of Class A Common Stock into shares of Class B Common Stock upon written request subject to the terms and conditions of the Governance and
       Investor Rights Agreement, dated as of           , 1999 between the
       Corporation and NBC, as amended from time to time (the "Governance Agreement"), a copy of which is maintained at the Corporation's principal office.

           (b) MANDATORY CONVERSION. Shares of Class B Common Stock shall be converted into shares of Class A Common Stock at the times and in the amounts set forth in subparagraphs (i) and (ii) of this subparagraph (b) (each an "Event of Conversion").

                (i) Upon any sale, pledge, conveyance, assignment, transfer or other disposition of shares of Class B Common Stock, whether or not for value, by NBC or any of its Affiliates, other than any transfer by such holder to an Affiliate of such holder, the shares of Class B Common Stock disposed of as above by NBC or such Affiliate shall automatically be converted into shares of Class A Common Stock on a share for share basis without further action by the holders of Common Stock; PROVIDED that a pledge of shares of Class B Common Stock, prior to default thereunder, which does not grant to the pledgee the power to vote or direct the vote of the pledged securities or the power to vote or direct the disposition of the pledged securities prior to a default, without any foreclosure or transfer of ownership shall not trigger the conversion of such Class B Common Stock.

                (ii) Subject to Article ELEVENTH, all of the outstanding shares of Class B Common Stock shall automatically be converted into shares of Class A Common Stock on a share for share basis without further action by the holders of the Common Stock at such time when the holders of the Class B Common Stock Beneficially Own less than 20% of the outstanding shares of Common Stock immediately prior to the time of conversion.

           (c)  CLASS B OR NBC PARENT AND ITS AFFILIATES' CONVERSION
       PROCEDURE. Any conversion pursuant to this paragraph 9 shall be deemed to have been effected at the time (i) the holders of Class B Common Stock or NBC Parent and its Affiliates vote for or request such conversion in accordance with subsection (a) of this paragraph 9 or (ii) the Event of Conversion referred to in subsection (b) of this paragraph 9 occurred, as the case may be (the "Class B/NBC Parent Conversion Time"). At the Class B/NBC Parent Conversion Time, the certificate or certificates that represented immediately prior thereto the shares of Class B

                                     D-1-4

       Common Stock (or Class A Common Stock, as the case may be) which were so converted (the "Converted Common Stock") shall, automatically and without further action, represent on a share for share basis the same number of shares of Class A Common Stock (or Class B Common Stock, as the case may be). Holders of Converted Common Stock shall deliver their certificates, duly endorsed in blank or accompanied by proper instruments of transfer, to the principal office of the Corporation or the office of any transfer agent for shares of Class A Common Stock (or Class B Common Stock, as the case may be), together with a written notice setting out the name or names (with addresses) and denominations in which the certificate or certificates representing such shares of Class A Common Stock (or Class B Common Stock, as the case may be) are to be issued and including instructions for delivery thereof. Upon such delivery, the Corporation or its transfer agent shall promptly issue and deliver at such stated address to such holder of shares of Class A Common Stock (or Class B Common Stock, as the case may be) a certificate or certificates representing the number of shares of Class A Common Stock (or Class B Common Stock, as the case may be) into which the Converted Common Stock was so converted and shall cause such shares of Class A Common Stock (or Class B Common Stock, as the case may be) to be registered in the name of such holder. The Corporation will issue certificates for the balance of the shares of Class B Common Stock (or Class A Common Stock, as the case may be) in any case in which fewer than all of the shares of Class B Common Stock (or Class A Common Stock, as the case may be) represented by a certificate are converted. The Person entitled to receive the shares of Class A Common Stock (or Class B Common Stock, as the case may be) issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock (or Class B Common Stock, as the case may be) and will have all the rights of record holders of shares of Class A Common Stock (or Class B Common Stock, as the case may be) at and as of the Class B/NBC Parent Conversion Time, and the rights of such Person as a holder of shares of Class B Common Stock (or Class A Common Stock, as the case may be) that have been converted shall cease and terminate at and as of the Class B/NBC Parent Conversion Time, in each case without regard to any failure by such holder to deliver the certificates or the notice required by this paragraph 9; PROVIDED, HOWEVER, that such Person shall be entitled to receive, when paid, any dividends declared on the Class B Common Stock (or Class A Common Stock, as the case may be) as of a record date preceding the Class B/ NBC Parent Conversion Time and unpaid as of the Class B/NBC Parent Conversion Time so long as such Person was the record holder when such dividends were declared. For purposes of this Restated Certificate of Incorporation, "Person" shall mean an individual or a corporation, association, partnership, limited liability company, joint venture, organization, business, trust or any other entity or organization, including a government or any subdivision or agency thereof.

           (d) PAYMENT OF TRANSFER TAXES. The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Class A Common Stock (or Class B Common Stock, as the case may be) on conversion of Class B Common Stock (or Class A Common Stock, as the case may be) pursuant hereto; PROVIDED, HOWEVER, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Class A Common Stock (or Class B Common Stock, as the case may be) in a name other than that of the registered holder of the Class B Common Stock (or Class A Common Stock, as the case may be) to be converted and no such issue or delivery shall be made unless and until the Person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not applicable.

                                     D-1-5

           (e) RESERVATION OF CLASS A COMMON STOCK. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class A Common Stock, for the purposes of effecting conversions, such number of duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock. All the shares of Class A Common Stock so issuable shall, when so issued, be duly and validly issued, fully paid and non-assessable, and free from liens and charges with respect to such issuance.

    10.  PURCHASE OF CLASS A COMMON STOCK BY CLASS B HOLDERS.

           (a) AUTOMATIC CONVERSION OF CLASS A STOCK. So long as shares of Class B Common Stock are outstanding, in the event a holder of Class B Common Stock or its Subsidiary purchases or otherwise acquires or holds any shares of Class A Common Stock (other than as a result of a conversion pursuant to paragraph 9 hereof), then such shares of Class A Common Stock shall automatically convert on a share for share basis into the same number of shares of Class B Common Stock.

           (b) CLASS A CONVERSION PROCEDURE. So long as shares of Class B Common Stock are outstanding, any conversion pursuant to this paragraph 10 shall be deemed to have been effected at the time any holder of Class B Common Stock purchases or otherwise acquires any shares of Class A Common Stock (other than as a result of a conversion pursuant to paragraph 9 hereof) (the "Class A Conversion Time"). At the Class A Conversion Time, the certificate or certificates that represented immediately prior thereto the shares of Class A Common Stock which were so converted (the "Converted Class A Common Stock") shall, automatically and without further action, represent on a share for share basis the same number of shares of Class B Common Stock. Holders of Converted Class A Common Stock shall deliver their certificates, duly endorsed in blank or accompanied by proper instruments of transfer, to the principal office of the Corporation or the office of any transfer agent for shares of Class B Common Stock, together with a written notice setting out the name or names (with addresses) and denominations in which the certificate or certificates representing such shares of Class B Common Stock are to be issued and including instructions for delivery thereof. Upon such delivery, the Corporation or its transfer agent shall promptly issue and deliver at such stated address to such holder of shares of Class B Common Stock a certificate or certificates representing the number of shares of Class B Common Stock into which the Converted Class A Common Stock was so converted and shall cause such shares of Class B Common Stock to be registered in the name of such holder. The Person entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class B Common Stock at and will have all the rights of record holders of shares of Class B Common Stock at and as of the Class A Conversion Time, and the rights of such Person as a holder of shares of Class A Common Stock that have been converted shall cease and terminate at and as of the Class A Conversion Time, in each case without regard to any failure by such holder to deliver the certificates or the notice required by this paragraph 10; PROVIDED, HOWEVER, that such Person shall be entitled to receive when paid any dividends declared on the Class A Common Stock as of a record date preceding the Class A Conversion Time and unpaid as of the Class A Conversion Time, so long as such Person was the record holder when such dividends were declared.

           (c) RESERVATION OF CLASS B COMMON STOCK. So long as shares of Class B Common Stock are outstanding, the Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class B Common Stock, for the purposes of effecting conversions, such number of duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect all possible conversions of Class A Common Stock to Class B Common Stock.

                                     D-1-6

    11.  STOCKHOLDER VETO RIGHTS.

           (a) In addition to any other vote of stockholders required under this Restated Certificate of Incorporation, the Corporation's Bylaws or otherwise, and subject to the rights of the holders of Preferred Stock, none of the following actions may be taken by the Corporation without the approval of the holders of a majority of the outstanding shares of the Class A Common Stock:

                (i) any amendment to this Restated Certificate of Incorporation or Bylaws other than an amendment consisting solely of an increase in the authorized capital stock of the Corporation (except for amendments to the Bylaws duly approved by the Board of Directors);

                (ii) the issuance of Class B Common Stock to any Person except to NBC or its affiliates.

           (b) In addition to any other vote of stockholders required under this Restated Certificate of Incorporation, the Corporation's Bylaws or otherwise during such time, the approval of the holders of a majority of the outstanding shares of the Class B Common Stock shall be required to take any of the actions set forth in subparagraphs (i) or (ii) of subsection (a) of paragraph 11 or to adopt a stockholder rights plan or take other action which could adversely affect in any material respect the rights of any holder of Class B Common Stock by virtue of the amount of shares held by such holder.

    FIFTH: Except as otherwise required by law or by this Restated Certificate of Incorporation, the business of the Corporation shall be managed by or under the direction of its Board of Directors, which shall have and may exercise all the powers of the Corporation.

        1. COMPOSITION OF THE BOARD OF DIRECTORS. For so long as there are shares of Class B Common Stock outstanding, the Board of Directors shall consist of thirteen directors (subject to paragraph (a) below) designated as follows and subject thereto:

           (a)  DIRECTORS:

                (i) During such time as the holders of Class B Common Stock Beneficially Own at least 35% of the outstanding shares of Common Stock, then the Board of Directors will be comprised as follows:

                   (A) If the Company Convertible Notes have not been converted in full into shares of Class B Common Stock, then the Board of Directors will consist of 13 members and (1) the holders of the Class B Common Stock voting separately as a class shall have the right to elect six members of the Board of Directors, (2) the holders of the Class A Common Stock voting separately as a class shall have the right to elect six members of the Board of Directors and (3) the holders of the Class A Common Stock voting separately as a class shall have the right to elect one Independent Director to the Board of Directors.

                   (B) If the Company Convertible Notes have been converted in full into shares of Class B Common Stock, then the Board of Directors shall consist of 13 members and (1) the holders of the Class B Common Stock voting separately as a class shall have the right to elect seven members of the Board of Directors and (2) the holders of the Class A Common Stock voting separately as a class shall have the right to elect six members of the Board of Directors; PROVIDED that if the holders of the Class B Common Stock have elected to reduce the number of directors they are entitled to elect from seven to six as provided in paragraph 2 of this Article FIFTH, the Board of Directors will consist of the members provided in clause (A) above.

                                     D-1-7

                (ii) During such time as the holders of Class B Common Stock Beneficially Own at least 20% and less than 35% of the outstanding shares of Common Stock, then the holders of the Class B Common Stock shall have the right to elect six members to the Board of Directors and the holders of the Class A Common Stock shall have the right to elect seven members to the Board of Directors.

               (iii) For so long as the holders of Class B Common Stock have the right to elect directors to the Board of Directors pursuant to this paragraph 1, the holders of the Class B Common Stock shall not be entitled to vote in the election of any Class A Directors.

                (iv) At such time as the holders of Class B Common Stock become entitled to elect seven members to the Board of Directors under clause (i) of this paragraph (a) the Class B Nominating Committee (as defined in the Bylaws) shall be entitled to appoint a seventh Class B Director to the Board of Directors.

                (v) Subject to Article ELEVENTH, in the event the holders of Class B Common Stock Beneficially Own less than 35% (but at least 20%) of the total outstanding shares of Common Stock, the Class A Nominating Committee shall be entitled to appoint a seventh Class A Director to the Board of Directors. Subject to Article ELEVENTH, if at such time there are seven Class B Directors serving on the Board of Directors, then the holders of Class B Common Stock shall cause one Class B Director to resign within 30 days after the date the Class B Common Stock constitutes less than 35% of the total outstanding shares of Common Stock (the "35% Resignation Date") and one Class A Director shall be appointed to the Board of Directors on the earlier of the date the Class B Director resigns or the 35% Resignation Date. If a Class B Director does not resign by the 35% Resignation Date, on such date the number of members comprising the Board of Directors shall automatically be increased to fifteen (provided that it shall automatically decrease to thirteen at the time of the election of directors at the next annual or special meeting of stockholders at which directors are elected) and the Class A Nominating Committee shall have full power and authority to appoint two additional Class A Directors to the Board of Directors. Immediately after the next annual or special meeting of the stockholders at which directors are elected, the number of directors constituting the whole Board of Directors shall be reduced to thirteen, with six directors elected by the holders of Class B Common Stock and seven directors elected by the holders of Class A Common Stock.

                (vi) From and after such time as there are no shares of Class B Common Stock outstanding, the number of directors of the Corporation shall not be less than seven nor more than sixteen as determined from time to time by the Board of Directors within such limitation.

           (b) INDEPENDENT DIRECTOR. During such time as the holders of the Class A Common Stock and the holders of the Class B Common Stock have the right to elect an equal number of members to the Board of Directors, there shall be appointed to the Board of Directors an additional member (the "Independent Director"). The approval of at least seven of the members of the Board of Directors will be required for the Corporation to nominate the Independent Director for election or to appoint an Independent Director to the Board of Directors. The nomination of the Independent Director by the Corporation shall be performed by the Board of Directors and not by the Class A Nominating Committee and/or the Class B Nominating Committee. The Independent Director's term of office shall automatically expire at such time as (i) the Class B Nominating Committee has appointed a seventh Class B Director to the Board of Directors in accordance with the provisions set forth

                                     D-1-8
       in paragraph 1(a) of this Article Fifth (unless the Class B Nominating Committee appoints the Independent Director as the seventh Class B Director) or (ii) other than pursuant to the second sentence of paragraph 1(a)(v) of this Article FIFTH, the Class A Nominating Committee has appointed a seventh Class A Director to the Board of Directors in accordance with the provisions set forth in paragraph 1(a) of this Article Fifth and after giving effect to such appointment there are not seven Class B Directors (unless the Class A Nominating Committee appoints the Independent Director as the seventh Class A Director).

           (c) VACANCIES. Except as otherwise provided in paragraphs 1(a) or 1(b) of this Article FIFTH, if a vacancy is created on the Board of Directors by reason of the death, removal or resignation of any of the Class A Directors or the Class B Directors, such vacancy may only be filled by a majority of the Class A Directors or the Class B Directors then in office, as the case may be, or by the vote of the holders of the Class A Common Stock or Class B Common Stock, as the case may be, and each such director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant and until his successor has been duly elected and qualified. If a vacancy is created on the Board of Directors by reason of the death, removal or resignation of the Independent Director, such vacancy shall be filled in accordance with paragraph 1(b) of this Article FIFTH.

           (d) REMOVAL OF CLASS A AND CLASS B DIRECTORS. (i) Any of the Class A Directors may be removed, without cause only by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting separately as a class, (ii) any of the Class B Directors may be removed, without cause, only by the affirmative vote of the holders of a majority of the outstanding share of Class B Common Stock, voting separately as a class and (iii) the Independent Director may be removed, without cause, only by the affirmative vote of the holders owning at least 70% of the outstanding shares of Common Stock.

           (e) RIGHTS FOLLOWING CONVERSION. Concurrently with the conversion of all of the outstanding shares of the Class B Common Stock into Class A Common Stock in accordance with paragraph 9 of Article FOURTH, the former holders of the Class B Common Stock shall cease to have the absolute right to designate or cause the nomination or election or maintenance of any directors of the Corporation. From and after such time, the directors of the Corporation shall be elected by a plurality vote of the holders of Class A Common Stock. Each Class B Director serving on the Board of Directors at such time shall be automatically deemed a Class A Director and shall continue to hold office for the unexpired portion of such director's term.

           (f) EMPOWERMENT OF DIRECTORS. In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the General Corporation Law, this Restated Certificate of Incorporation, and the Bylaws; PROVIDED, HOWEVER, that no Bylaws hereafter adopted shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

                                     D-1-9

        2. WAIVER OF CLASS B DIRECTOR. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, so long as the holders of the Class B Common Stock Beneficially Own a majority of the outstanding shares of Common Stock, upon the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, the holders of the Class B Common Stock may elect to reduce the number of directors they are entitled to elect from seven to six as provided in subsection (a) of paragraph 1 of this Article FIFTH, which election shall be permanent. The holders of Class B Common Stock shall promptly give notice to the Corporation of such election, and upon receipt of such notice by the Corporation the provisions of paragraph 4 of this Article FIFTH shall become effective.

        3. CLASS A DIRECTORS VETO AND OTHER RIGHTS. Except as set forth in paragraph 4 of this Article FIFTH, in addition to any other vote of directors required under this Restated Certificate of Incorporation, the Corporation's Bylaws or otherwise, for so long as the holders of the Class B Common Stock have the right to elect seven directors to the Board of Directors, none of the following actions may be taken by the Board of Directors of the Corporation without the approval of a majority of the Class A Directors:

                (i) any amendment to this Restated Certificate of Incorporation or the Corporation's Bylaws;

                (ii) entering into, altering or amending any agreement or engaging in any transaction or series of transactions with NBC or its affiliates that (A) is not on an arm's-length basis or entered into in the ordinary course of business or (B) involves an amount, individually or in the aggregate, in excess of $50,000,000;

               (iii) the voluntary filing of a petition for bankruptcy or receivership by the Corporation or the failure to oppose any other Person's petition for bankruptcy or any other Person's action to appoint a receiver of the Corporation;

                (iv) the appointment of a new Chief Executive Officer of the Corporation;

                (v) the adoption of the Corporation's annual or other operating budgets and strategic plans, it being understood that acquisitions shall not be part of the operating budget;

                (vi) the adoption of a stockholder rights plan or other action which could adversely affect in any material respect the rights of any holder of Class A Common Stock by virtue of the amount of shares held by such holder; and

               (vii) the issuance of any equity securities other than Class A Common Stock or Class B Common Stock.

        4. CLASS B DIRECTORS VOTING RIGHTS. During such time as the Class B Common Stock remains outstanding and the Class B Directors do not constitute a majority of the Board of Directors, the rights of the Class A Directors set forth in paragraph 3 of this Article FIFTH shall not exist and otherwise not be operative, and notwithstanding anything in this Restated Certificate of Incorporation or the Corporation's Bylaws to the contrary, in addition to any other vote of directors required under this Restated Certificate of Incorporation, the Corporation's Bylaws or otherwise, the approval of a majority of the Class B Directors shall be required to take any of the actions set forth in subparagraphs (i), (iii), (v), and (vii) of paragraph 3 of this Article FIFTH or to take any of the following actions:

                (i) the approval of any action or transaction which would result in a Change in Control of the Corporation or a Change in Control of any of its Subsidiaries whose total assets or gross revenues are in excess of $50,000,000;

                                     D-1-10

                (ii) the sale or other disposition of assets of the Corporation or any of its Subsidiaries in an amount in excess of $50,000,000 in any one transaction or series of related transactions;

               (iii) the sale or issuance of equity securities of the Corporation or any of its Subsidiaries (including any issuance pursuant to any merger or consolidation) for cash or other consideration in an amount that exceeds $50,000,000 in any one transaction or series of related transactions;

                (iv) engaging in any merger, consolidation or other business combination transaction involving the Corporation in which the Corporation is not the surviving entity; and

                (v) engaging in any transaction or series of related transactions that requires the payment in cash by the Corporation or any of its Subsidiaries or the incurrence of indebtedness by the Corporation or any of its Subsidiaries in an amount that exceeds $50,000,000.

    For purposes of this Restated Certificate of Incorporation, the terms set forth below shall have the following meanings:

        "Change in Control" shall mean, with respect to any corporation, any of the following: (i) a merger, consolidation or other business combination or transaction to which the corporation is a party if the stockholders of the corporation immediately prior to the effective date of such merger, consolidation or other business combination or transaction, as a result of such transaction, have Beneficial Ownership of Voting Stock representing less than 50% of the Total Current Voting Power of (x) the surviving corporation following such merger, consolidation or other business combination or transaction or (y) the surviving corporation's parent corporation following any such transaction; (ii) an acquisition by any Person, entity or 13D Group of direct or indirect Beneficial Ownership of 20% or more of the outstanding shares of Class A Common Stock; (iii) a sale of all or substantially all of the assets of the corporation; or (iv) a liquidation or dissolution of the corporation.

        "Total Current Voting Power" shall mean, with respect to any corporation, the total number of votes which may be cast by holders of outstanding shares of common stock of the corporation if all holders of such securities are present and voted.

        "Voting Stock" shall mean, with respect to any corporation, shares of the corporation's common stock and any other securities of the corporation having the ordinary power to vote.

        "13D Group" means, with respect to any corporation, any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock of the corporation which would be required under Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, to file a statement on Schedule 13D pursuant to Rule 13d-1(a) or Schedule 13G pursuant to Rule 13d-1(c) with the Securities and Exchange Commission as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group Beneficially Owned Voting Stock representing more than 5% of any class of Voting Stock then outstanding.

        5. APPOINTMENT OF CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL; REMOVAL OF CHIEF EXECUTIVE OFFICER. For as long as there are any Class B Directors, the Class B Directors shall have the exclusive power and authority to (A) appoint the Chief Financial Officer and General Counsel of the Corporation, and (B) remove the Chief Executive Officer.

    SIXTH: The election of directors need not be by written ballot unless the Bylaws so provide.

    SEVENTH: Subject to Article FIFTEENTH, the Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal Bylaws

                                     D-1-11
of the Corporation, except as such power may be restricted or limited by this Restated Certificate of Incorporation or the General Corporation Law.

    EIGHTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provision of Section291 of the General Corporation Law, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section279 of the General Corporation Law, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

    NINTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law is amended after the date of incorporation of the Corporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be deemed to be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

    Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

    TENTH: Subject to the limitations set forth herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

    ELEVENTH: All calculations of Beneficial Ownership affecting the determination of any rights under this Restated Certificate of Incorporation or the conversion of Class B Common Stock into Class A Common Stock shall not be finally determined and any change in rights or the conversion of Class B Common Stock into Class A Common Stock dependent thereon shall not take effect until the holders of Class B Common Stock shall have been afforded the opportunity to exercise any stock purchase rights such holders may have pursuant to and in accordance with the terms of Section 3.3 of the Governance Agreement and the relevant period for exercising such rights shall have terminated in accordance with the terms of Section 3.3 of the Governance Agreement. In the event that any of such stock purchase rights are exercised and complied with by the person exercising the rights, for purposes of calculating Beneficial Ownership affecting the determination of any rights under this Restated Certificate of Incorporation or conversion of Class B Common Stock into Class A Common Stock the securities so purchased shall be deemed to have been issued and Beneficially Owned by the holder thereof from the time of the securities issuance or sale by the Corporation that gave rise to such stock purchase rights.

                                     D-1-12

    TWELFTH: Wherever a term shall be used in the singular in this Restated Certificate of Incorporation, it shall be deemed in all appropriate circumstances to include also the plural, and wherever a term shall be so used in the plural, it shall similarly be deemed to include also the singular.

    THIRTEENTH: In anticipation that the Corporation and NBC may engage in the same or similar activities or lines of business and have an interest in the same or similar areas of corporate opportunities, there will be benefits to be derived by the Corporation through its contractual, corporate and business relations with NBC (including possible service of officers and directors of NBC as officers and directors of the Corporation) and there will be benefits in providing guidelines for directors and officers of NBC and its affiliates and of the Corporation with respect to the allocation of corporate opportunities and other matters; the provisions of this Article THIRTEENTH, are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve NBC and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith; PROVIDED, HOWEVER, that nothing in this Article THIRTEENTH will impede the Corporation's ability to enter into contractual arrangements with a stockholder of the Corporation, which arrangements restrict the stockholder from engaging in activities otherwise allowed by this Article THIRTEENTH, and the following provisions shall be subject to any such contractual obligation of the Corporation.

    1. NBC shall have the right to, and shall have no duty hereunder to refrain from, engaging in the same or similar activities or lines of business as the Corporation, doing business with any potential or actual customer or supplier of the Corporation, or employing or otherwise engaging any officer or employee of the Corporation. To the fullest extent permitted by law, neither NBC nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of NBC, or the participation therein of such person. In the event that NBC acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both NBC and the Corporation, NBC shall have no duty to communicate or present such corporate opportunity to the Corporation, and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that NBC pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Corporation.

    2. In the event that a director or officer of the Corporation who is also a director or officer of NBC acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Corporation and NBC, to the fullest extent permitted by law (i) such director or officer of the Corporation shall be deemed to have fully satisfied and fulfilled the fiduciary duty of such director or officer to the Corporation and its stockholders with respect to such corporate opportunity, (ii) shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of the fact that NBC or any of its affiliates pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another Person (including, without limitation, NBC or any of its affiliates) or does not communicate information regarding such corporate opportunity to the Corporation,
(iii) shall be deemed to have acted in good faith and in a manner such Person reasonably believes to be in or not opposed to the best interests of the Corporation, and (iv) shall be deemed not to have breached his or her duty of loyalty to the Corporation or its stockholders and not to have derived an improper benefit therefrom, if such director or officer acts in a manner consistent with the following policy:

            (i) A corporate opportunity offered to any person who is an officer of the Corporation, and who is also a director but not an officer of NBC, shall belong to the Corporation; (ii) a corporate opportunity offered to any person who is a director but not an officer of the Corporation, and who is also a director or officer of NBC shall belong to the Corporation if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Corporation, and otherwise shall belong to NBC; and (iii) a corporate

                                     D-1-13
       opportunity offered to any person who is an officer of both the Corporation and NBC shall belong to the Corporation if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of the Corporation, and otherwise shall belong to NBC.

    3. Any corporate opportunity that belongs to NBC or any of its affiliates or to the Corporation pursuant to the foregoing policy shall not be pursued by the other, unless and until the party to whom the opportunity belongs determines not to pursue the opportunity and so informs the other party. Notwithstanding the preceding sentence, if the party to whom the corporate opportunity belongs does not within 30 calendar days begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may then pursue such opportunity.

    4. To avoid any appearance that the Board of Directors is not acting independently and in the best interest of the stockholders, the approval of a majority of the Class A Directors, voting separately as a group, shall be required to commence any action, suit or proceeding against any Restricted Party (as defined in the Governance Agreement) or take or approve or enter into any transaction, action or other arrangement including any Restricted Party (including resolving any dispute) that would otherwise require the action of the full Board of Directors.

    5. Any person purchasing or otherwise acquiring any interest in shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article THIRTEENTH.

    6.  For purposes of this Article THIRTEENTH only:

        (a) A director of the Corporation who is Chairman of the Board of Directors of the Corporation or of a committee thereof shall not be deemed to be an officer of the Corporation by reason of holding such position (without regard to whether such position is deemed an office of the Corporation under the Bylaws of the Corporation), unless such person is a full-time employee of the Corporation; and

        (b) (A) The term "Corporation" shall mean the Corporation and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation Beneficially Owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests, and (B) the term "NBC" shall mean NBC and all corporations, partnerships, joint ventures, associations and other entities (other than the Corporation, defined in accordance with clause (A) of this paragraph 6(b)) in which NBC Beneficially Owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.

        For purposes of this Article THIRTEENTH, "corporate opportunities" shall consist of business opportunities which (i) the Corporation is financially able to undertake, (ii) are, from their nature, in the line or lines of the Corporation's business and are of practical advantage to it, and (iii) are ones in which the Corporation has an interest or reasonable expectancy.

    7. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, (i) the foregoing provisions of this Article THIRTEENTH shall expire on the date that NBC ceases to Beneficially Own Common Stock representing at least 20% of the voting power of the outstanding shares of Common Stock and no person who is a director or officer of the Corporation is also a director or officer of NBC; and (ii) in addition to any vote of the stockholders required by this Restated Certificate of Incorporation, until the time that NBC ceases to own beneficially Common Stock representing at least 20% of the voting power of the outstanding shares of Common Stock, the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Common Stock shall be required to alter, amend or repeal (by merger or otherwise) in a manner adverse to the interests of NBC, or adopt any provision adverse to the interests of NBC and

                                     D-1-14
inconsistent with, any provision of this Article THIRTEENTH. Neither the alteration, amendment or repeal of this Article THIRTEENTH nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this Article THIRTEENTH shall eliminate or reduce the effect of this Article THIRTEENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article THIRTEENTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

    FOURTEENTH: CHANGE IN NAME: Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, as long as there are any Class B Directors, no change may be made in the name of the Corporation without the approval of a majority of the Class A Directors and a majority of the Class B Directors; PROVIDED such vote shall not be required for any change in the name required to be made in accordance with the terms of the License Agreement.

    FIFTEENTH: AMENDMENT TO BYLAWS: Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary: (i) any amendment, change or repeal of Sections 2.3 or 2.5(a) of Article IX of the Bylaws, or any other amendment to the Bylaws that will have the effect of permitting circumvention of or modifying Sections 2.3 or 2.5(a) of Article IX or the Bylaws shall require the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote, each voting as a separate class; and (ii) any amendment, change or repeal of Sections 3.6(a) or
3.9 of the Bylaws or any other amendment to the Bylaws that will have the effect of permitting circumvention of or modifying Sections 3.6(a) or 3.9 of the Bylaws shall require the affirmative vote of a majority of the Class A Directors and Class B Directors each voting as a separate group.

    SIXTEENTH: DEFINITIONS: As used in this Restated Certificate of Incorporation, the terms set forth below shall have the following meanings:

        1. "Affiliate" shall mean (i) with respect to the Corporation, the Corporation's Subsidiaries, (ii) with respect to NBC, except as provided in
    Section 2.2 of the Governance Agreement, NBC's Subsidiaries and the holder of the Company Convertible Note and (iii) with respect to NBC Parent, NBC Parent's Subsidiaries other than NBC and its Affiliates; PROVIDED, HOWEVER, that for purposes of this Restated Certificate of Incorporation, the Corporation and its Affiliates on the one hand, and either NBC and its Affiliates or NBC Parent and its Affiliates on the other hand, shall not be deemed to be "Affiliates" of one another.

        2. "Beneficially Own" or "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act. Without limiting the foregoing, the holder of the Company Convertible Note will be deemed to Beneficially Own the shares of Common Stock issuable upon conversion thereof.

        3. "Class A Directors" shall mean those directors elected to the Board of Directors by the holders of the Class A Common Stock and any directors appointed to the Board of Directors by the Class A Nominating Committee of the Board of Directors.

        4. "Class B Directors" shall mean those directors elected to the Board of Directors by the holders of the Class B Common Stock and any directors appointed to the Board of Directors by the Class B Nominating Committee of the Board of Directors.

        5. "Company Convertible Notes" shall mean the $447,416,845 Zero-Coupon Convertible Debenture due 2006 to be issued by the Corporation to GE Investments Subsidiary, Inc., a Delaware corporation, and the $39,477,852 Zero-Coupon Convertible Debenture due 2006 to be issued by the Corporation to NBC Multimedia, Inc., a Delaware Corporation.

        6. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                                     D-1-15

        7. "License Agreement" means that certain Brand Integration and License Agreement dated May 8, 1999 between NBC Multimedia, Inc., a Delaware corporation, and NBC.

        8. "NBC" shall mean National Broadcasting Company, Inc., a Delaware corporation.

        9. "NBC Parent" shall mean the ultimate parent corporation of NBC (if any), which as of today is General Electric Company, a New York corporation.

        10. "Subsidiary" shall mean, as to any person, another person of which outstanding securities having the power to elect a majority of the members of the board of directors (or comparable body or authority performing similar functions) of such other person are at the time owned, directly or indirectly through one or more intermediaries, or both, by such first person.

                                     D-1-16

                                  APPENDIX D-2

                                RESTATED BYLAWS
                                       OF
                               NBC INTERNET, INC.

                          AMENDED AND RESTATED BYLAWS
                                       OF
                               NBC INTERNET, INC.
                             A DELAWARE CORPORATION

                               TABLE OF CONTENTS

ARTICLE I  OFFICES.................................................................      D-2-1
  Section 1.1  Registered Office...................................................      D-2-1
  Section 1.2  Other Offices.......................................................      D-2-1

ARTICLE II  STOCKHOLDERS' MEETINGS.................................................      D-2-1
  Section 2.1  Place of Meetings...................................................      D-2-1
  Section 2.2  Annual Meetings.....................................................      D-2-1
  Section 2.3  Special Meetings....................................................      D-2-1
  Section 2.4  Notice of Meetings..................................................      D-2-1
  Section 2.5  Quorum and Voting...................................................      D-2-2
  Section 2.6  Voting Rights; Proxies..............................................      D-2-3
  Section 2.7  Voting Procedures and Inspectors of Elections.......................      D-2-3
  Section 2.8  List of Stockholders................................................      D-2-4
  Section 2.9  Notice of Stockholder Business and Nominations......................      D-2-4

ARTICLE III  DIRECTORS.............................................................      D-2-7
  Section 3.1  Number and Term of Office...........................................      D-2-7
  Section 3.2  Powers..............................................................      D-2-7
  Section 3.3  Vacancies...........................................................      D-2-7
  Section 3.4  Resignations and Removals...........................................      D-2-7
  Section 3.5  Meetings............................................................      D-2-8
  Section 3.6  Quorum and Voting...................................................      D-2-8
  Section 3.7  Action Without Meeting..............................................      D-2-8
  Section 3.8  Fees and Compensation...............................................      D-2-9
  Section 3.9  Committees..........................................................      D-2-9

ARTICLE IV  OFFICERS...............................................................     D-2-11
  Section 4.1  Enumeration, Election and Term......................................     D-2-11
  Section 4.2  General Duties......................................................     D-2-11
  Section 4.3  Vacancies...........................................................     D-2-11
  Section 4.4  Compensation........................................................     D-2-11
  Section 4.5  Resignation and Removal.............................................     D-2-11
  Section 4.6  Chairman of the Board...............................................     D-2-12
  Section 4.7  Chief Executive Officer.............................................     D-2-12
  Section 4.8  President...........................................................     D-2-12
  Section 4.9  Chief Financial Officer.............................................     D-2-12
  Section 4.10  Vice Presidents....................................................     D-2-12
  Section 4.11  Secretary..........................................................     D-2-13
  Section 4.12  Delegation of Duties...............................................     D-2-13

ARTICLE V  EXECUTION OF CORPORATE INSTRUMENTS, AND VOTING OF SECURITIES OWNED BY
  THE CORPORATION..................................................................     D-2-13
  Section 5.1  Execution of Corporate Instruments..................................     D-2-13
  Section 5.2  Voting of Securities Owned by Corporation...........................     D-2-14

ARTICLE VI  SHARES OF STOCK........................................................     D-2-14
  Section 6.1  Form and Execution of Certificates..................................     D-2-14
  Section 6.2  Lost Certificates...................................................     D-2-14
  Section 6.3  Transfers...........................................................     D-2-14
  Section 6.4  Fixing Record Dates.................................................     D-2-15
  Section 6.5  Registered Stockholders.............................................     D-2-15

                                     D-2-i

ARTICLE VII  OTHER SECURITIES OF THE CORPORATION...................................     D-2-16

ARTICLE VIII  CORPORATE SEAL.......................................................     D-2-16

ARTICLE IX  INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS...........     D-2-16
  Section 9.1  Right to Indemnification............................................     D-2-16
  Section 9.2  Authority to Advance Expenses.......................................     D-2-17
  Section 9.3  Right of Claimant to Bring Suit.....................................     D-2-17
  Section 9.4  Provisions Nonexclusive.............................................     D-2-18
  Section 9.5  Authority to Insure.................................................     D-2-18
  Section 9.6  Survival of Rights..................................................     D-2-18
  Section 9.7  Effect of Amendment.................................................     D-2-18
  Section 9.8  Subrogation.........................................................     D-2-18
  Section 9.9  No Duplication of Payments..........................................     D-2-18

ARTICLE X  NOTICES.................................................................     D-2-18

ARTICLE XI  AMENDMENTS.............................................................     D-2-19

ARTICLE XII  MISCELLANEOUS.........................................................     D-2-20
  Section 12.1  Gender.............................................................     D-2-20
  Section 12.2  Invalid Provision..................................................     D-2-20
  Section 12.3  Definitions........................................................     D-2-20

                                     D-2-ii

                          AMENDED AND RESTATED BYLAWS
                                       OF
                               NBC INTERNET, INC.
                                   ARTICLE I
                                    OFFICES

SECTION 1.1  REGISTERED OFFICE.

    The Corporation shall have and maintain at all times (a) a registered office in the State of Delaware, which office shall be located at 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and (b) a registered agent located at such address whose name is The Corporation Trust Company, until changed from time to time as provided by the General Corporation Law of the State of Delaware (the "Delaware Corporation Law").

SECTION 1.2  OTHER OFFICES.

    The principal office of the Corporation may be located within or without the State of Delaware, as designated by the Board of Directors. The Corporation may have other offices and places of business at such places within or without the State of Delaware as shall be determined by the directors or as may be required by the business of the Corporation.

                                   ARTICLE II
                             STOCKHOLDERS' MEETINGS

SECTION 2.1  PLACE OF MEETINGS.

    Meetings of the stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the registered office of the Corporation required to be maintained pursuant to
Section 1.1 of Article I hereof.

SECTION 2.2  ANNUAL MEETINGS.

    The annual meetings of the stockholders of the Corporation for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

SECTION 2.3  SPECIAL MEETINGS.

    Special Meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by the Chairman of the Board, Chief Executive Officer or President, the Board of Directors at any time or by the holders of at least a majority of the outstanding shares of Class B Common Stock. Special meetings of the stockholders of the Corporation may not be called by any other person or persons. No business may be transacted at any special meeting except that referred to in the notice thereof.

SECTION 2.4  NOTICE OF MEETINGS.

    (a) Except as otherwise provided by law or the Restated Certificate of Incorporation, written notice of each meeting of stockholders, specifying the place, date and hour and purpose or purposes of the meeting, shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat, directed to his address as it appears upon the books of the

                                     D-2-1

Corporation; except that where the matter to be acted on is a merger or consolidation of the Corporation or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than twenty
(20) nor more than sixty (60) days prior to such meeting.

    (b) If at any meeting action is proposed to be taken which, if taken, would entitle stockholders fulfilling the requirements of section 262(d) of the Delaware Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

    (c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

    (d) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

SECTION 2.5  QUORUM AND VOTING.

    (a) At all meetings of stockholders, except where otherwise provided by law, the Restated Certificate of Incorporation, or these Bylaws, the presence in person or by proxy, duly authorized, of the holders of shares entitled to cast a majority of all the votes which could be cast at such meeting by the holders of all of the outstanding shares of capital stock of the Corporation entitled to vote on every matter that is to be voted on at such meeting shall constitute a quorum; PROVIDED, FURTHER, that any action of the Corporation approved or recommended by the stockholders of the Corporation will be subject to the appropriate approval of the holders of the Class A Common Stock and Class B Common Stock pursuant to paragraphs 11(a) and 11(b) of Article Fourth of the Restated Certificate of Incorporation of the Corporation. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

    (b) Except as otherwise provided by law, the Restated Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the shares voting "for" or "against" at any meeting at which a quorum is present shall be valid and binding upon the Corporation.

    (c) Except as otherwise provided by law, the Restated Certificate of Incorporation or these Bylaws, where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

                                     D-2-2

SECTION 2.6  VOTING RIGHTS; PROXIES.

    (a) Except as otherwise provided by law or in the Restated Certificate of Incorporation, only persons in whose names shares entitled to vote stand on the stock records of the Corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

    (b) Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy, which proxy shall be filed with the Secretary of the Corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

    (c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

        (1) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

        (2) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission; PROVIDED, that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in writing or by a signature stamp or facsimile signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors or other persons making the determination as to due authorization. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

    (d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; PROVIDED that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 2.7  VOTING PROCEDURES AND INSPECTORS OF ELECTIONS.

    (a) The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint

                                     D-2-3
one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

    (b) The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

    (c) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the Inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

    (d) In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with
Section 212(c)(2) of the Delaware Corporation Law, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification pursuant to subsection (b)(v) of this section shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

SECTION 2.8  LIST OF STOCKHOLDERS.

    The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held and which place shall be specified in the notice of the meeting, or, if not specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 2.9  NOTICE OF STOCKHOLDER BUSINESS AND NOMINATIONS.

    (a) ANNUAL MEETING OF STOCKHOLDERS. (i) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors, (C) by the holders of a majority of the outstanding shares of Class B Common Stock, which holders shall not be required to comply with the notice provisions set forth in this Section 2.9; PROVIDED that this clause (C) will not permit such holders to nominate Class A Directors or (D) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 2.9 is

                                     D-2-4
delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.9.

    (ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (D) of paragraph (a)(i) of this Section 2.9, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business other than the nominations of persons for election to the Board of Directors must constitute a proper matter for stockholder action. To be timely, such a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year's annual meeting; PROVIDED, HOWEVER, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposes to nominate for election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 41a-11 thereunder (and such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear in the Corporation's books, and of such beneficial owner, (2) the class and number of shares of capital stock of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee or (b) otherwise to solicit proxies from stockholders in support of such proposal or information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

   (iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.9 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

                                     D-2-5

    (b) SPECIAL MEETING OF STOCKHOLDERS. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors, or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.9 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.9. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(ii) of this Section 2.9 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

    (c) GENERAL. (i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.9 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.9. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.9 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (a)(ii)(C)(4) of this Section 2.9) and (B) if any proposed nomination or business was not made or proposed in compliance with this Section 2.9, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.

    (ii) For purposes of this Section 2.9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

   (iii) Notwithstanding the foregoing provisions of this Section 2.9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.9. Nothing in this Section 2.9 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or
(b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Restated Certificate of Incorporation.

                                     D-2-6

                                  ARTICLE III
                                   DIRECTORS

SECTION 3.1  NUMBER AND TERM OF OFFICE.

    So long as there remain shares of Class B Common Stock outstanding, the directors elected by the holders of the Class A Common Stock shall be designated the "Class A Directors" and the directors elected by the holders of the Class B Common Stock shall be designated the "Class B Directors," as provided in the Restated Certificate of Incorporation.

    With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in Section 3.3 of this Article III or as otherwise provided in the Restated Certificate of Incorporation, directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of such directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws or the Restated Certificate of Incorporation.

SECTION 3.2  POWERS.

    Unless otherwise provided in the Restated Certificate of Incorporation, the powers of the Corporation shall be exercised, its business conducted and its property controlled by or under the direction of the Board of Directors.

SECTION 3.3  VACANCIES.

    Unless otherwise provided in the Restated Certificate of Incorporation or these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant, and until his successor shall have been duly elected and qualified.

SECTION 3.4  RESIGNATIONS AND REMOVALS.

    (a) Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time or upon receipt by the Secretary. If no such specification is made it shall be deemed effective upon receipt by the Secretary. Unless otherwise provided in the Restated Certificate of Incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office of the same class as the director who resigned, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

    (b) At a special meeting of stockholders called for the purpose in the manner hereinabove provided, subject to any limitations imposed by law, the Restated Certificate of Incorporation, the Board of Directors, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote for the election of such director.

                                     D-2-7

SECTION 3.5  MEETINGS.

    (a) The annual meeting of the Board of Directors shall be held immediately after the annual stockholders' meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

    (b) Regular meetings of the Board of Directors may be held at any place within or without the State of Delaware which has been designated by resolutions of the Board of Directors or the written consent of all directors.

    (c) Special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board or, if there is no Chairman of the Board, by the President, or by any of the directors.

    (d) Written notice of the time and place of all regular and special meetings of the Board of Directors shall be delivered personally to each director or sent by telegram or facsimile transmission (or other lawfully permitted means) at least 48 hours before the start of the meeting, or sent by first class mail at least 120 hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except where a director attends for the express purpose of objecting at the beginning of a meeting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 3.6  QUORUM AND VOTING.

    (a) At any meeting of the Board of Directors, the presence of a majority of the total number of directors shall constitute a quorum for the transaction of business; PROVIDED, that at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting; and PROVIDED, FURTHER, that any action of the Corporation approved or recommended by the Board of Directors will be subject to appropriate consents and approvals of the Class A Directors or the Class B Directors voting as a group pursuant to paragraphs 3 and 4 of Article FIFTH of the Restated Certificate of Incorporation of the Corporation.

    (b) At each meeting of the Board at which a quorum is present all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote be required by law, the Restated Certificate of Incorporation, or these Bylaws.

    (c) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

    (d) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 3.7  ACTION WITHOUT MEETING.

    Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee

                                     D-2-8
thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be entitled to vote thereon, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board or committee.

SECTION 3.8  FEES AND COMPENSATION.

    Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board of Directors.

SECTION 3.9  COMMITTEES.

    So long as there remain shares of Class B Common Stock outstanding, any committee established pursuant to this Section 3.9 shall be comprised, at all times, of at least one (1) Class A Director and one (1) Class B Director. In addition, if there are more than two members of any committee, the composition of the members serving on such committee shall reflect, to the extent practicable, the relative representation of Class A Directors and Class B Directors on the Board of Directors, unless a majority of the Class A Directors and Class B Directors, voting separately, otherwise agree. The provisions of this paragraph shall not apply to Sections 3.9(b), (c) and (d) herein.

    (a) EXECUTIVE COMMITTEE: The Board of Directors may appoint an Executive Committee of not less than two (2) members, each of whom shall be a director. The Executive Committee, to the extent permitted by law, shall have and may exercise when the Board of Directors is not in session all powers of the Board in the management of the business and affairs of the Corporation, except such committee shall not have the power or authority to amend these Bylaws or to approve or recommend to the stockholders any action which must be submitted to stockholders for approval under the General Corporation Law.

    (b) NOMINATING COMMITTEE: Notwithstanding anything contained in this Section
3.9 to the contrary, so long as there remain shares of Class B Common Stock outstanding, there shall be a "Class A Nominating Committee" comprised solely of Class A Directors, and a "Class B Nominating Committee" comprised solely of Class B Directors. Subject to any rights of stockholders under law to nominate persons to serve as directors, (i) the Class A Nominating Committee shall nominate persons to serve as Class A Directors and shall appoint persons to fill vacancies on, or newly created directorships of, the Board designated for Class A Directors (as set forth in the Restated Certificate of Incorporation) and (ii) the Class B Nominating Committee shall nominate persons to serve as Class B Directors and shall appoint persons to fill vacancies on, or newly created directorships of, the Board designated for Class B Directors (as set forth in the Restated Certificate of Incorporation).

    (c) CLASS B COMMITTEE: Notwithstanding anything contained in this Section
3.9 to the contrary, so long as there remain shares of Class B Common Stock outstanding, there shall be a "Class B Committee" comprised solely of one Class B Director, and one alternate Class B Director to serve in the absence of the Class B Committee member (both as determined by the Class B Directors). The Class B Committee shall have the power and authority to consent to or approve any action required to be approved by the Class B Directors pursuant to paragraph 4 of Article FIFTH of the Restated Certificate of Incorporation of the Corporation. If the Class B Committee is presented with any matter for its approval, within five business days of the request for approval it will either
(i) grant such approval, (ii) deny such approval or (iii) require that such request for approval be considered by all of the Class B Directors (in which event such matter shall be submitted to all of the Class B Directors for their approval or disapproval). If the Class B Committee does not take any action within such five business day period its approval shall be deemed automatically to have been granted at the end of such period.

                                     D-2-9

    (d) CLASS A COMMITTEE: Notwithstanding anything contained in this Section
3.9 to the contrary, so long as there remain shares of Class B Common Stock outstanding, there shall be a "Class A Committee" comprised of one or more Class A Directors (as determined by the Class A Directors). The Class A Committee shall have the power and authority to (A) consent to or approve any action described in clauses (i), (ii), (iii), (iv) or (v) of paragraph 3 of Article FIFTH of the Restated Certificate of Incorporation of the Corporation and (B) exercise any other right afforded to the Class A Directors by the Restated Certificate of Incorporation or by any contract or other agreement to which the Corporation is a party.

    (e) OTHER COMMITTEES: The Board of Directors may, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

    (f) TERM: The members of all committees of the Board of Directors shall serve a term coexistent with that of the Board of Directors which shall have appointed such committee. The Board, subject to the requirements specifically set forth in this Section 3.9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee; PROVIDED, that no committee shall consist of less than two (2) members. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board may at any time for any reason remove any individual committee member and the Board may, subject to the requirements specifically set forth in this Section 3.9, fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may, subject to the requirements specifically set forth in this Section 3.9, designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may, subject to the requirements specifically set forth in this Section 3.9, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

    (g) MEETINGS: Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.9 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal office of the Corporation required to be maintained pursuant to Section 1.2 of Article I hereof, or at any place which has been designated from time to time by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time after the meeting and will be waived by any director by attendance thereat, except where a director attends for the express purpose of objecting at the beginning of a meeting to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business; PROVIDED that any action of the Corporation approved or recommended by any committee of the Board of Directors will be subject to appropriate consents and approvals of the Class A Directors or the Class B Directors voting as a group pursuant to paragraphs 3 and 4 of Article FIFTH of the Restated Certificate of Incorporation of the Corporation.

                                     D-2-10

The act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

                                   ARTICLE IV
                                    OFFICERS

SECTION 4.1  ENUMERATION, ELECTION AND TERM.

    The officers of the Corporation shall consist of a President, a Secretary, a Treasurer and such other officers with such other titles as may be deemed necessary or desirable by the Board of Directors, including a Chief Executive Officer, Chief Financial Officer, one or more Vice Presidents, a Controller, Assistant Treasurers and Assistant Secretaries and a Chairman of the Board. Any number of offices may be held by the same person, and no officer need be a stockholder or a resident of the State of Delaware. Except as otherwise provided by law, the Restated Certificate of Incorporation or these Bylaws, each officer shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board held after each annual meeting of the stockholders.

SECTION 4.2  GENERAL DUTIES.

    All officers and agents of the Corporation, as between themselves and the Corporation, shall have such authority and shall perform such duties in the management of the Corporation as may be provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws. In all cases where the duties of any officer, agent or employee are not prescribed by these Bylaws or by the Board of Directors, such officer, agent or employee shall follow the orders and instructions of the President.

SECTION 4.3  VACANCIES.

    The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave any vacancy unfilled for such period as it may determine, other than a vacancy in the office of President or Secretary. The officer so selected shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

SECTION 4.4  COMPENSATION.

    The Board of Directors from time to time shall fix the compensation of the officers of the Corporation. The compensation of other agents and employees of the Corporation may be fixed by the Board of Directors, by any committee designated by the Board or by an officer to whom that function has been delegated by the Board.

SECTION 4.5  RESIGNATION AND REMOVAL.

    Any officer may resign by delivering his written resignation to the Corporation at its principal office, addressed to the President or Secretary. Such resignation shall be effective upon receipt, unless it is specified to be effective at some other time or upon the happening of some other event. Any officer or agent of the Corporation may be removed, with or without cause, by a vote of the majority of the members of the Board of Directors whenever in its judgment the best interests of the Corporation may be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or an agent shall not of itself create contract rights.

                                     D-2-11

SECTION 4.6  CHAIRMAN OF THE BOARD.

    The Chairman of the Board, if any, shall preside as Chairman at meetings of the stockholders and the Board of Directors. He shall, in addition, have such other duties as the Board may prescribe that he perform. At the request of the President, the Chairman of the Board may, in the case of the President's absence or inability to act, temporarily act in his place. In the case of death of the President or in the case of his absence or inability to act without having designated the Chairman of the Board to act temporarily in his place, the Chairman of the Board shall perform the duties of the President, unless the Board of Directors, by resolution, provides otherwise. If the Chairman of the Board shall be unable to act in place of the President, the Vice Presidents may exercise such powers and perform such duties as provided below.

SECTION 4.7  CHIEF EXECUTIVE OFFICER.

    The Chief Executive Officer, if any, shall see that all orders and resolutions of the Board of Directors are carried into effect and shall oversee the strategic planning and policy development of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to this office and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

SECTION 4.8  PRESIDENT.

    The President shall have general supervision of the business of the Corporation. In the event the position of Chairman of the Board shall not be occupied or the Chairman shall be absent or otherwise unable to act, the President shall preside at meetings of the stockholders and directors and shall discharge the duties of the presiding officer. At each annual meeting of the stockholders, the President shall give a report of the business of the Corporation for the preceding fiscal year and shall perform whatever other duties the Board of Directors may from time to time prescribe.

SECTION 4.9  CHIEF FINANCIAL OFFICER.

    The Chief Financial Officer, or if none the Treasurer, shall have custody of corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements and shall deposit all corporate monies and other valuable effects in the name and to the credit of the Corporation in the depository or depositories of the Corporation, and shall render an account his or her transactions as Chief Financial Officer and of the financial condition of the Corporation to the President and/or the Board of Directors upon request. Such power given to the Treasurer to deposit and disburse funds shall not, however, preclude any other officer or employee of the Corporation from also depositing and disbursing funds when authorized to do so by the Board of Directors. The Chief Financial Officer shall, if required by the Board of Directors, give the Corporation a bond in such amount and with such surety or sureties as may be ordered by the Board of Directors for the faithful performance of the duties of his office. The Chief Financial Officer shall have such other powers and perform such other duties as may be from time to time prescribed by the Board of Directors or the President. In the absence of the Chief Financial Officer or his inability to act, the Treasurer (or, in his absence, the Assistant Treasurers or Controller, if any) shall act with the same authority and shall be subject to the same restrictions as are applicable to the Chief Financial Officer.

SECTION 4.10  VICE PRESIDENTS.

    Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him. At the request of the President, in the case of the President's absence or inability to act, any Vice President may temporarily act in his place. In the case of the death of the President, or in the case of his absence

                                     D-2-12
or inability to act without having designated a Vice President or Vice Presidents to act temporarily in his place, the Board of Directors, by resolution, may designate a Vice President or Vice Presidents to perform the duties of the President. If no such designation shall be made, the Chief Executive Officer, if any, shall exercise such powers and perform such duties, as provided above, but, if the Corporation has no Chief Executive Officer, or if the Chief Executive Officer is unable to act in place of the President, all of the Vice Presidents may exercise such powers and perform such duties.

SECTION 4.11  SECRETARY.

    The Secretary shall keep or cause to be kept in books provided for that purpose, the minutes of the meetings of the stockholders, executive committee, if any, and any other committees, and of the Board of Directors; shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the records and of the seal of the Corporation and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized and in accordance with the provisions of these Bylaws; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by the Board of Directors or by the President. In the absence of the Secretary or his inability to act, the Assistant Secretaries, if any, shall act with the same powers and shall be subject to the same restrictions as are applicable to the Secretary.

SECTION 4.12  DELEGATION OF DUTIES.

    Whenever an officer is absent, or whenever, for any reason, the Board of Directors may deem it desirable, the Board may delegate the powers and duties of an officer to any other officer or officers or to any director or directors.

                                   ARTICLE V
                    EXECUTION OF CORPORATE INSTRUMENTS, AND
                 VOTING OF SECURITIES OWNED BY THE CORPORATION

SECTION 5.1  EXECUTION OF CORPORATE INSTRUMENTS.

    (a) The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the Corporation.

    (b) Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the Corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board (if there be such an officer appointed) or by the President; such documents may also be executed by any Vice-President and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

    (c) All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation, or in special accounts of the Corporation, shall be signed by such person or persons as the Board of Directors shall authorize so to do.

                                     D-2-13

SECTION 5.2  VOTING OF SECURITIES OWNED BY CORPORATION.

    All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board (if there be such an officer appointed), or by the Chief Executive Officer (if there be such an officer), the President, or by any Vice-President.

                                   ARTICLE VI
                                SHARES OF STOCK

SECTION 6.1  FORM AND EXECUTION OF CERTIFICATES.

    Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Restated Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board (if there be such an officer appointed), or by the President or any Vice-President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; PROVIDED that, except as otherwise provided in Section 202 of the Delaware Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION 6.2  LOST CERTIFICATES.

    The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the Corporation in such manner as it shall require and/or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 6.3  TRANSFERS.

    Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a certificate or certificates for a like number of shares, properly endorsed. So long as the Governance Agreement remains in effect, any transfer of shares of Common Stock by a Restricted Party (as defined in the

                                     D-2-14

Governance Agreement) shall be made in accordance therewith. A copy of the Governance Agreement is maintained at the Corporation's principal office.

SECTION 6.4  FIXING RECORD DATES.

    (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; PROVIDED, HOWEVER, that the Board of Directors may fix a new record date for the adjourned meeting.

    (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Delaware Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

    (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 6.5  REGISTERED STOCKHOLDERS.

    The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

                                     D-2-15

                                  ARTICLE VII
                      OTHER SECURITIES OF THE CORPORATION

    All bonds, debentures and other corporate securities of the Corporation, other than stock certificates, may be signed by the Chairman of the Board (if there be such an officer appointed), or the President or any Vice-President or such other person as may be authorized by the Board of Directors and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer; PROVIDED, HOWEVER, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation, or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

                                  ARTICLE VIII
                                 CORPORATE SEAL

    The corporate seal shall consist of a die bearing the name of the Corporation and the state and date of its incorporation. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                   ARTICLE IX
          INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 9.1  RIGHT TO INDEMNIFICATION.

    (a) Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness or otherwise), in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware Corporation Law, as the same exists or may hereafter be amended or interpreted, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments or other charges imposed thereon, and any federal, state, local or foreign taxes imposed on any person indemnified hereby as a result of the actual or deemed receipt of any payments under this Article IX) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any

                                     D-2-16

Proceeding (hereinafter "Losses"); PROVIDED, HOWEVER, that except as to actions to enforce indemnification rights pursuant to Section 9.3 of Article IX, the Corporation shall indemnify any officer or director seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article IX shall be a contract right.

    (b) Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness or otherwise), in any threatened, pending or completed Proceeding, by reason of the fact that he, or a person of whom he is the legal representative, is or was an employee or agent (other than an officer or director) of the Corporation or is or was serving at the request of the Corporation as an employee or agent (other than an officer or director) of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as an employee or agent or in any other capacity while serving as an employee or agent, may be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware Corporation Law, as the same exists or may hereafter be amended or interpreted against all Losses.

SECTION 9.2  AUTHORITY TO ADVANCE EXPENSES.

    Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding; PROVIDED, HOWEVER, that if required by the Delaware Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article or otherwise. Expenses incurred by employees or other agents of the Corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the Corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

SECTION 9.3  RIGHT OF CLAIMANT TO BRING SUIT.

    If a claim under Section 9.1 or 9.2 of this Article is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware Corporation Law for the Corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Delaware Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

                                     D-2-17

SECTION 9.4  PROVISIONS NONEXCLUSIVE.

    The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Restated Certificate of Incorporation, agreement, or vote of the stockholders or disinterested directors is inconsistent with these Bylaws, the provision, agreement, or vote shall take precedence.

SECTION 9.5  AUTHORITY TO INSURE.

    The Corporation may purchase and maintain insurance to protect itself and any director, officer, employee or other agent (collectively, an "Agent") against any Expense, whether or not the Corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

SECTION 9.6  SURVIVAL OF RIGHTS.

    The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SECTION 9.7  EFFECT OF AMENDMENT.

    Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

SECTION 9.8  SUBROGATION.

    In the event of payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

SECTION 9.9  NO DUPLICATION OF PAYMENTS.

    The Corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

                                   ARTICLE X
                                    NOTICES

    Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given in writing, timely and duly deposited in the United States Mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent. Any notice required to be given to any director may be given by the method hereinabove stated, or by telegram or other means of electronic transmission, except that such notice other than one which is delivered personally, shall be sent to such address or (in the case of facsimile telecommunication or other means of electronic transmission) facsimile telephone number or other relevant transmission instructions as such director shall have filed in writing with the Secretary of the Corporation, or, in the absence of such filing, to the last known post office address of such director. If no address of a stockholder or director be known, such notice may be sent to the office of the Corporation required to be maintained pursuant to Section 1.1 of
Article I hereof. An affidavit of

                                     D-2-18
mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall be conclusive evidence of the statements therein contained. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing and all notices given by telegram or other means of electronic transmission shall be deemed to have been given as at the sending time recorded by the telegraph company or other electronic transmission equipment operator transmitting the same. It shall not be necessary that the same method of giving be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder such director to receive such notice. Whenever any notice is required to be given under the provisions of the statutes or of the Restated Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Whenever notice is required to be given, under any provision of law or of the Restated Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given.

                                   ARTICLE XI
                                   AMENDMENTS

    Unless otherwise provided in the Restated Certificate of Incorporation, these Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of stockholders in the manner authorized by Section 2.11 of
Article II, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting, unless a larger vote is required by these Bylaws or the Restated Certificate of Incorporation. Unless otherwise provided in the Restated Certificate of Incorporation, the Board of Directors shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board of Directors) by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws. Notwithstanding anything contained in these Bylaws to the contrary: (i) any amendment, change or repeal of Sections
2.3 or 2.5(a) or Article IX herein, or any other amendment to these Bylaws that will have the effect of permitting circumvention of or modifying Sections 2.3 or 2.5(a) or Article IX shall require the affirmative vote, of the holders of a majority of the then-outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote, each voting as a separate class; and (ii) any amendment, change or repeal of Sections 3.6(a) or 3.9 herein, or any other amendment to these Bylaws that will have the effect of permitting circumvention of or modifying Sections 3.6(a) or 3.9 shall require the affirmative vote of a majority of the Class A Directors and Class B Directors, each voting as a separate group.

                                     D-2-19

                                  ARTICLE XII
                                 MISCELLANEOUS

SECTION 12.1  GENDER.

    Whenever required by the context, the singular shall include the plural, the plural the singular, and one gender shall include all genders.

SECTION 12.2  INVALID PROVISION.

    The invalidity or unenforceability of any particular provision of these Bylaws shall not affect the other provisions herein, and these Bylaws shall be construed in all respects as if such invalid or unenforceable provision were omitted.

SECTION 12.3  DEFINITIONS.

    For purposes of these Bylaws, the terms "Class A Common Stock," "Class B Common Stock," "Common Stock," "Class A Directors" and "Class B Directors" shall have the meanings ascribed to such terms in the Restated Certificate of Incorporation. The term "Governance Agreement" shall mean that certain
Governance and Investor Rights Agreement dated            , 1999 between
National Broadcasting Company, Inc. and the Corporation, as the same may be amended from time to time in accordance with its terms.

                                     D-2-20

                            CERTIFICATE OF SECRETARY

    The undersigned, Secretary of NBC Internet, Inc., a Delaware corporation, hereby certifies that the foregoing is a full, true and correct copy of the Amended and Restated Bylaws of said corporation, with all amendments to date of this Certificate.

    WITNESS the signature of the undersigned and the seal of the Corporation
this     day of            , 19  .

                                          --------------------------------------
                                          Secretary

                                     D-2-21

                                   APPENDIX E
                           1999 STOCK INCENTIVE PLAN

                               NBC INTERNET, INC.
                           1999 STOCK INCENTIVE PLAN

    1. PURPOSES OF THE PLAN. The purposes of this Stock Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business.

    2.  DEFINITIONS.  As used herein, the following definitions shall apply:

        (a) "ADMINISTRATOR" means the Board or any of the Committees appointed to administer the Plan.

        (b) "AFFILIATE" and "ASSOCIATE" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

        (c) "APPLICABLE LAWS" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

        (d) "AWARD" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Performance Unit, Performance Share, or other right or benefit under the Plan.

        (e) "AWARD AGREEMENT" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

        (f)  "BOARD"  means the Board of Directors of the Company.

        (g) "CAUSE" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for "Cause" as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) refusal or failure to act in accordance with any specific, lawful direction or order of the Company or a Related Entity; (ii) unfitness or unavailability for service or unsatisfactory performance (other than as a result of Disability); (iii) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (iv) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (v) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person. At least 30 days prior to the termination of the Grantee's Continuous Service pursuant to (i) or (ii) above, the Administrator shall provide the Grantee with notice of the Company's or such Related Entity's intent to terminate, the reason therefor, and an opportunity for the Grantee to cure such defects in his or her service to the Company's or such Related Entity's satisfaction. During this 30 day (or longer) period, no Award issued to the Grantee under the Plan may be exercised or purchased.

        (h) "CHANGE IN CONTROL" means a change in ownership or control of the Company effected through any of the following transactions:

            (i) a merger, consolidation or other form of business combination, unless the business of the Company is continued following any such transaction by a resulting company (which may be, but need not be, the Company) and the stockholders of the Company immediately prior to such transaction (the "Prior Stockholders") hold, directly or indirectly, at least fifty percent (50%) of the total combined voting power of the resulting company (there being excluded from the voting power held by the Prior Stockholders, but not from the total voting power of the resulting company, any voting power received by affiliates of a party to the transaction, other than the Company) in their capacities as stockholders of the Company, but excluding any such transaction that the Administrator determines shall not be a Change in Control; or

            (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations), but excluding any such transaction that the Administrator determines shall not be a Change in Control; or

           (iii) acquisition by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange
       Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities, but excluding any such transaction that the Administrator determines shall not be a Change in Control; or

            (iv) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors;

           PROVIDED, HOWEVER, that a Change in Control shall not occur as a result of an increase in the securities ownership of National Broadcasting Company, Inc. or its successor in interest.

        (i)  "CODE"  means the Internal Revenue Code of 1986, as amended.

        (j) "COMMITTEE" means any committee appointed by the Board to administer the Plan.

        (k) "COMMON STOCK" means the Class A Common Stock of the Company, except where other classes of stock are expressly referenced.

        (l)  "COMPANY"  means NBC Internet, Inc., a Delaware corporation.


        (m) "CONSULTANT" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who renders consulting or advisory services to the Company or such Related Entity.


        (n) "CONTINUING DIRECTORS" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six
    (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

        (o) "CONTINUOUS SERVICE" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence,
    (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

        (p) "COVERED EMPLOYEE" means an Employee who is a "covered employee" under Section 162(m)(3) of the Code.

        (q) "DIRECTOR" means a member of the Board or the board of directors of any Related Entity.

        (r) "DISABILITY" means that a Grantee would qualify for benefit payments under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy.

        (s) "DIVIDEND EQUIVALENT RIGHT" means a right entitling the Grantee to compensation measured by dividends paid with respect to Common Stock.

        (t) "EMPLOYEE" means any person, including an Officer or Director, who is an employee of the Company or any Related Entity. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

        (u) "EQUITY SECURITIES" outstanding as of any time means all equity securities of the Company, including (i) Shares of Class A Common Stock then outstanding; (ii) shares of all other classes of common stock then outstanding and (ii) shares of any class of common stock into which other securities then outstanding are convertible or exercisable at such time or in the future.

        (v) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        (w) "FAIR MARKET VALUE" means, as of any date, the value of Common Stock determined as follows:

            (i) Where there exists a public market for the Common Stock, the Fair Market Value shall be (A) the closing price for a Share for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or the Nasdaq National Market, whichever is applicable or (B) if the Common Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the Nasdaq Small Cap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in THE WALL STREET JOURNAL or such other source as the Administrator deems reliable; or

            (ii) In the absence of an established market for the Common Stock of the type described in (i), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

        (x) "GOOD REASON" means the occurrence after a Change in Control or a Related Entity Disposition of any of the following events or conditions unless consented to by the Grantee:

            (i) (A) a change in the Grantee's status, title, position or responsibilities which represents a materially adverse change from the Grantee's status, title, position or responsibilities as in effect at any time within six (6) months preceding the date of a Change in Control or Related Entity Disposition or at any time thereafter or (B) the assignment to the Grantee of any duties or responsibilities which are materially and adversely inconsistent with the Optionee's status, title, position or responsibilities as in effect at any time within six (6) months preceding the date of a Change in Control or Related Entity Disposition or at any time thereafter;


            (ii) reduction in the Grantee's base salary to a level below that in effect at any time within six (6) months preceding the date of a Change in Control or Related Entity Disposition or at any time thereafter, other than as part of a Company-wide reduction in salaries of employees generally; or


           (iii) requiring the Grantee to be based at any place outside a 50-mile radius from the Grantee's job location or residence prior to the Change in Control or Related Entity

       Disposition, except for reasonably required travel on business which is not materially greater than such travel requirements prior to the Change in Control or Related Entity Disposition;

        provided, however, that reasons (i) and (ii) shall be applicable only with respect to a Grantee who is an Employee, and not to a Grantee who is a non-employee Director or a Consultant; and provided further, that an event or condition described in (i) or (ii) shall not constitute "Good Reason" unless the Grantee shall have given notice to the Company stating in writing that the Grantee believes that event or condition is one described in this definition, and the Company shall not have cured the same within 60 days after receipt of the notice.

        (y) "GRANTEE" means an Employee, Director or Consultant who receives an Award pursuant to an Award Agreement under the Plan.

        (z) "IMMEDIATE FAMILY" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets, and any other entity in which these persons (or the Grantee) own more than fifty percent (50%) of the voting interests.

        (aa) "INCENTIVE STOCK OPTION" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

        (bb) "NON-QUALIFIED STOCK OPTION" means an Option not intended to qualify as an Incentive Stock Option.

        (cc) "OFFICER" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

        (dd) "OPTION" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

        (ee) "PARENT" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

        (ff) "PERFORMANCE - BASED COMPENSATION" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

        (gg) "PERFORMANCE SHARES" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

        (hh) "PERFORMANCE UNITS" means an Award which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

        (ii)  "PLAN"  means this 1999 Stock Incentive Plan.

        (jj) "RELATED ENTITY" means any Parent, Subsidiary and any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

        (kk) "RELATED ENTITY DISPOSITION" means the sale, distribution or other disposition by the Company, a Parent or a Subsidiary of all or substantially all of the interests of the Company, a Parent or a Subsidiary in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity, other than any Related Entity Disposition to the Company, a Parent or a Subsidiary.

        (ll) "RESTRICTED STOCK" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

        (mm) "RULE 16B-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

        (nn) "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

        (oo) "SHARE" means a share of the Common Stock or any security into which the Common Stock shall have been converted.

        (pp) "SUBSIDIARY" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

    3.  STOCK SUBJECT TO THE PLAN.

    (a) Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to Awards initially shall be 13,500,000 Shares, and commencing with the first business day of each calendar year thereafter beginning with 2001, such maximum aggregate number of Shares shall be increased to a number that, when added to Shares with respect to which Awards were previously authorized and are as yet unissued, equals thirty percent (30%) of the number of outstanding shares of Equity Securities as of December 31 of the immediately preceding calendar year. Notwithstanding the foregoing, subject to the provisions of Section 10, below, the maximum aggregate number of Shares available for grant of Incentive Stock Options shall be 13,500,000 Shares, and such number shall not be subject to annual adjustment as described above. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

    (b) Any Shares covered by an Award (or portion of an Award) which is forfeited or canceled, expires or is settled in cash, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. If any unissued Shares are retained by the Company upon exercise of an Award in order to satisfy the exercise price for such Award or any withholding taxes due with respect to such Award, such retained Shares subject to such Award shall become available for future issuance under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

    4.  ADMINISTRATION OF THE PLAN.

    (a) PLAN ADMINISTRATOR.

        (i) ADMINISTRATION WITH RESPECT TO DIRECTORS AND OFFICERS. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or
    (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from
    Section 16(b) of the Exchange Act in
    accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

        (ii) ADMINISTRATION WITH RESPECT TO CONSULTANTS AND OTHER EMPLOYEES. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

        (iii) ADMINISTRATION WITH RESPECT TO COVERED EMPLOYEES. Notwithstanding the foregoing, grants of Awards to any Covered Employee, or any other Employee whom the Administrator determines is likely to become a Covered Employee during the term of the Award, and that are intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the "Administrator" or to a "Committee" shall be deemed to be references to such Committee or subcommittee.

        (iv) ADMINISTRATION ERRORS. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

    (b) POWERS OF THE ADMINISTRATOR. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

        (i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

        (ii) to determine whether and to what extent Awards are granted hereunder;

       (iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

        (iv) to approve forms of Award Agreements for use under the Plan;

        (v) to determine the terms and conditions of any Award granted hereunder;

        (vi) to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

       (vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan, including without limitation, any notice of Award or Award Agreement, granted pursuant to the Plan;

      (viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Grantees favorable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

        (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

    5. ELIGIBILITY. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company, a Parent or a Subsidiary. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors or Consultants who are residing in foreign jurisdictions as the Administrator may determine from time to time.

    6.  TERMS AND CONDITIONS OF AWARDS.

        (a) TYPE OF AWARDS. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option, a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iii) any other security with the value derived from the value of the Shares. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Dividend Equivalent Rights, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

        (b) DESIGNATION OF AWARD. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is granted.


        (c) CONDITIONS OF AWARD. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total stockholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added and sales, in each case as applied to an individual, the Company or a subsidiary, division, business unit, or department thereof. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.


        (d) ACQUISITIONS AND OTHER TRANSACTIONS. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

        (e) DEFERRAL OF AWARD PAYMENT. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

        (f) AWARD EXCHANGE PROGRAMS. The Administrator may establish one or more programs under the Plan to permit selected Grantees to exchange an Award under the Plan for one or more other types of Awards under the Plan on such terms and conditions as determined by the Administrator from time to time.

        (g) SEPARATE PROGRAMS. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

        (h) INDIVIDUAL OPTION AND SAR LIMIT. The maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company shall be 1,000,000 Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below. To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitation with respect to an Employee, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Employee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Stock) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR.

        (i) EARLY EXERCISE. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

        (j) TERM OF AWARD. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Incentive Stock Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

        (k) TRANSFERABILITY OF AWARDS. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee; provided, however, that the Grantee may designate a beneficiary of the Grantee's Incentive Stock Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. Other Awards may be transferred by gift or through a domestic relations order to members of the Grantee's Immediate Family to the extent provided in the Award Agreement or in the manner and to the extent determined by the Administrator.

        (l) TIME OF GRANTING AWARDS. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee, Director or Consultant to whom an Award is so granted within a reasonable time after the date of such grant.

    7.  AWARD EXERCISE OR PURCHASE PRICE, CONSIDERATION, AND TAXES.

    (a) EXERCISE OR PURCHASE PRICE. The exercise or purchase price, if any, for an Award shall be as follows:

        (i) In the case of an Incentive Stock Option:

           (A) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

           (B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

        (ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than eighty-five percent (85%) of the Fair Market Value per Share on the date of grant unless otherwise determined by the Administrator.

       (iii) In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

        (iv) In the case of other Awards, such price as is determined by the Administrator.

        (v) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the principles of Section 424(a) of the Code.

    (b) CONSIDERATION. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

            (i) cash;

            (ii) check;

           (iii) delivery of Grantee's promissory note with such recourse, interest, security, and redemption provisions as the Administrator determines as appropriate;

            (iv) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator);

            (v) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

            (vi) any combination of the foregoing methods of payment.

    (c) TAXES. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any foreign, federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Stock Option. Upon exercise of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

    8.  EXERCISE OF AWARD.

    (a) PROCEDURE FOR EXERCISE; RIGHTS AS A STOCKHOLDER.

        (i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

        (ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(v). Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Shares subject to an Award, notwithstanding the exercise of an Option or other Award. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Award Agreement or Section 10, below.

    (b) EXERCISE OF AWARD FOLLOWING TERMINATION OF CONTINUOUS SERVICE.

        (i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

        (ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

       (iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

    9.  CONDITIONS UPON ISSUANCE OF SHARES.

    (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

    (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

    10. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or similar event affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock to which Section 424(a) of the Code applies or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

    11.  CORPORATE TRANSACTIONS/CHANGES IN CONTROL/RELATED ENTITY
DISPOSITIONS.  Except as may be provided in an Award Agreement:

        (a) In the event of any Change in Control, each Award which is at the time outstanding under the Plan automatically shall have its vesting accelerated by 12 months (such that (1) any Award that is not yet vested but was otherwise scheduled to become vested within 12 months instead becomes vested and exercisable on the effective date of the Change in Control, and
    (2) any Award that is not yet vested and was otherwise scheduled to become vested on a date that is more than 12 months after the Change in Control instead become fully vested and exercisable on a date that is 12 months earlier than the date provided for in by the terms of the Award). Each such Award that becomes vested and exercisable on the effective date of the Change in Control shall also be released from any restrictions on transfer (other than transfer restrictions applicable to Incentive Stock Options) and repurchase or forfeiture rights, immediately prior to the specified effective date of such Change in Control, for all of the Shares at the time represented by the vested portion of such Award. Effective upon the consummation of the Change in Control, all outstanding Awards under the Plan shall terminate. However, an outstanding Award under the Plan shall not so terminate if and to the extent: (i) such Award is, in connection with the Change in Control, either assumed by the successor corporation or Parent thereof or replaced with a comparable Award with respect to shares of the capital stock of the successor corporation or Parent thereof, or (ii) such Award is to be replaced with a cash incentive program of the successor corporation which preserves the compensation element of such Award existing at the time of the Change in Control and provides for subsequent payout in accordance with the same vesting schedule applicable to such Award, or (iii) such Award is purchased for cash in an amount equal to the fair value of the Award, as reasonably determined by the Administrator, as of the date of the Change in Control. The determination of Award comparability above shall be made by the Administrator.

        (b) Following a Change in Control and upon the termination of the Continuous Service of a Grantee if such Continuous Service is terminated by the Company or Related Entity or the successor employer corporation without Cause or voluntarily by the Grantee with Good Reason within twelve (12) months of a Change in Control, each Award of such Grantee which is at the time outstanding under the Plan (or the replacement Award or cash incentive program, if applicable) automatically shall become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to Incentive Stock Options) and repurchase or forfeiture rights, immediately upon the termination of such Continuous Service.


        (c) Effective upon the consummation of a Related Entity Disposition, for purposes of the Plan and all Awards, the Continuous Service of each Grantee who is at the time engaged primarily in service to the Related Entity involved in such Related Entity Disposition shall be deemed to terminate and each Award of such Grantee which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to Incentive Stock Options) and repurchase or forfeiture rights for all of the Shares at the time represented by such Award and be exercisable in accordance with the terms of the Award Agreement evidencing such Award. However, such Continuous Service shall be not be deemed to terminate if such Award is, in connection with the Related Entity Disposition, assumed by the successor entity or its Parent. In addition, such Continuous Service shall not be deemed to terminate and an outstanding Award under the Plan shall not so fully vest and be exercisable and released from such limitations if and to the extent: (i) such Award is, in connection with the Related Entity Disposition, either to be assumed by the successor entity or its parent or to be replaced with a comparable Award with respect to interests in the successor entity or its parent or (ii) such Award is to be replaced with a cash incentive program of the successor entity which preserves the compensation element of such Award existing at the time of the Related Entity Disposition and provides for subsequent payout in accordance with the same vesting schedule applicable to such Award; provided, however, that such Award (if assumed), the replacement Award (if replaced), or the cash incentive program automatically shall become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to Incentive Stock Options) and repurchase or forfeiture rights immediately upon termination of the Grantee's Continuous Service (substituting the successor employer entity for "Company or Related Entity" for the definition of "Continuous Service") if such Continuous Service is terminated by the successor entity without Cause or voluntarily by the Grantee with Good Reason within twelve (12) months of the Related Entity Disposition. The determination of Award comparability above shall be made by the Administrator.

    12. EFFECTIVE DATE AND TERM OF PLAN. The Plan shall become effective upon the later to occur of its adoption by the Board or its approval by the stockholders of Xoom.com, Inc. It shall continue in effect for a term of ten
(10) years unless sooner terminated.

    13.  AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN.

        (a) The Board may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with Applicable Laws, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

        (b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

        (c) Any amendment, suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

    14.  RESERVATION OF SHARES.

        (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

        (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

    15. NO EFFECT ON TERMS OF EMPLOYMENT/CONSULTING RELATIONSHIP. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the Company's right to terminate the Grantee's Continuous Service at any time, with or without cause.

    16. NO EFFECT ON RETIREMENT AND OTHER BENEFIT PLANS. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

                                   APPENDIX F
                             ADDITIONAL INFORMATION
                       REQUIRED BY THE BELGIAN REGULATOR

                             ADDITIONAL INFORMATION
                       REQUIRED BY THE BELGIAN REGULATOR



APPROVAL BY THE BELGIAN BANKING AND FINANCE COMMISSION AND EASDAQ



CBF APPROVAL



    The proxy statement/prospectus has been submitted for approval by the Belgian Banking and Finance Commission ("Commissie voor bet Banken Financiewezen/Commission Bancaire et Financiere") ("CBF") in accordance with
Article 29, (S) 1, par, 1 of royal Decree n(degrees) 185 of July 9, 1935 and
Article II of the Royal Decrees of October 31, 1991 on the publication of prospectuses for public issues of securities. The approval of the proxy statement/prospectus by the CBF does not imply any judgement as to the appropriateness or the quality of this offering or the securities being offered nor of NBCi's situation.



ADMISSION TO TRADING ON EASDAQ



    NBCi has applied for admission of its Class A common stock to trading on EASDAQ. Admission to EASDAQ is subject to certain adequacy and liquidity requirements determined by the EASDAQ Market Authority. Companies whose securities are traded on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Price sensitive information is made available to investors in Europe through the EASDAQ Reuters Regulatory Company Reporting System and international information vendors. In case of any doubt about the contents or the meaning of the information contained in this document, an authorized or professional person specializing in advising on the acquisition of financial instruments should be consulted. A copy of NBCi's restated certificate of incorporation will be available for viewing at EASDAQ and is included in the proxy statement/prospectus as Appendix D-1.



    NBCi's Class A common stock has the following identification number:



                          CUSIP 62873D  ISIN US 62873D1054



POSSIBILITY OF SHARE REPURCHASES



    NBCi's restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporate Law do not prohibit NBCi from repurchasing or otherwise acquiring outstanding shares of its common stock, and, accordingly, NBCi may exercise its right to repurchase common stock, subject to applicable law.



ADDITIONAL INFORMATION REGARDING OUR CONSOLIDATED FINANCIAL STATEMENTS



    The financial statements set forth in the proxy statement/prospectus have been prepared in accordance with US GAAP.



PERSONS RESPONSIBLE FOR THE PROXY STATEMENT/PROSPECTUS AND DECLARATION



    NBCi, represented by Chris Kitze, President, takes responsibility for the contents of this proxy statement/prospectus. To the best of NBCi's knowledge and belief, the information contained in this proxy statement/prospectus is factually accurate in all material respects and is not misleading and there is no omission of any information that would make any statement herein materially misleading or be likely to affect the import of any information in the proxy statement/prospectus.



NBC Internet, Inc.
by Chris Kitze
President

                            SETTLEMENT AND CLEARANCE



    The following summarizes NBCi's understanding of the operation of the clearing system which will be in place after this offering. Persons proposing to trade the common stock on EASDAQ should inform themselves about the costs of such trading.



    Transactions in the Class A common stock executed in the United States will be settled by book-entry through financial institutions that are participants in DTC.



    DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, "DTC Participants") and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of DTC Participants. DTC Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, "DTC Indirect Participants") that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. Persons who are DTC Participants may beneficially own securities held by or on behalf of DTC only through DTC Participants or DTC Indirect Participants.



    NBCi's Class A common stock is expected to be quoted on EASDAQ in USD. Transactions in the common stock on EASDAQ will be settled in USD or any other Euroclear or Cedelbank eligible currency through the Euroclear or Cedelbank Systems. Investors in the Class A common stock on EASDAQ must have a securities account with a financial institution which directly or indirectly has access to Euroclear or Cedelbank. Euroclear and Cedelbank are DTC Indirect Participants.



    Euroclear and Cedelbank hold securities and book-entry interests in securities for their direct participants, which include banks, securities brokers and dealers, other professional intermediaries and foreign depositories and facilitate the clearance and settlement of securities transactions between their respective participants, and between their participants and participants of certain other securities intermediaries, including DTC, through electronic book-entry changes in accounts of such participants or other securities intermediaries.



    Euroclear and Cedelbank provide their respective participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear and Cedelbank participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations and include certain of the underwriters.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

        The exhibits are as set forth in the Exhibit Index.

    (b) Financial Statement Schedules

           DESCRIPTION                                                                                         PAGE
           ------------------------------------------------------------------------------------------------  ---------
           Independent Auditors' Report on Schedule........................................................        S-1
           Schedule II--SNAP Valuation and Qualifying Accounts.............................................        S-2

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 21st day of October, 1999.


                                NBC INTERNET, INC.
                                A DELAWARE CORPORATION

                                BY                /S/ CHRIS KITZE
                                                --------------------
                                                    Chris Kitze
                                                     PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
       /s/ CHRIS KITZE          President and Director
------------------------------    (Principal Executive        October 21, 1999
         Chris Kitze              Officer)

                                Chief Financial Officer,
      /s/ JOHN HARBOTTLE          Executive Vice President,
------------------------------    Secretary and Treasurer     October 21, 1999
        John Harbottle            (Principal Financial and
                                  Accounting Officer)

     /s/ MARC SZNAJDERMAN       Director
------------------------------                                October 21, 1999
       Marc Sznajderman

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

The Board of Managers
Snap! LLC:

    Under date of June 18, 1999, we reported on the balance sheets of SNAP! LLC as of December 31, 1997 and 1998, and the related statements of operations, members' deficit, and cash flows for each of the years in the two-year period ended December 31, 1998, which are included in the NBC Internet, Inc. proxy statement/prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

    In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                       /s/ KPMG LLP


San Francisco, California
June 18, 1999

                                   SNAP! LLC
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                        BALANCE AT                                            BALANCE AT
                                                       BEGINNING OF     ADDITIONS-- CHARGED   DEDUCTIONS--   END OF FISCAL
                                                        FISCAL YEAR    TO COSTS AND EXPENSES    WRITEOFFS        YEAR
                                                      ---------------  ---------------------  -------------  -------------
Year ended December 31, 1997
  Allowance for doubtful accounts...................        --                  --                 --             --
Year ended December 31, 1998
  Allowance for doubtful accounts...................        --               $     469             --          $     469

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                    DOCUMENT
---------  --------------------------------------------------------------------------------------------------------
      2.1  Agreement and Plan of Contribution and Merger dated as of May 9, 1999 by and among the Registrant,
           Xoom.com, Inc., CNET, Inc., SNAP! LLC and Xenon 3, Inc. (filed as Appendix A-1 to the Proxy
           Statement/Prospectus forming a part of this Registration Statement)

      2.2A First Amendment to Agreement and Plan of Contribution and Merger dated as of October 20, 1999 by and among the Registrant, Xoom.com, Inc. CNET, Inc., SNAP! LLC and Xenon 3, Inc.

      2.2  Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger dated July 8, 1999 by and among the Registrant, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon
           Media Corporation and Xoom.com, Inc. (filed as Appendix A-2 to the Proxy Statement/Prospectus forming a part of this Registration Statement)

      2.3A First Amendment to Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger
           dated October 20, 1999 by and among the Registrant, National Broadcasting Company, Inc., GE Investments
           Subsidiary, Inc., Neon Media Corporation and Xoom.com, Inc.

      3.1  Certificate of Incorporation of the Registrant(1)

      3.2  Certificate of Amendment of Certificate of Incorporation of Registrant(1)

      3.3  Form of Restated Certificate of Incorporation of the Registrant to become effective upon the closing of the transactions (filed as Appendix D-1 to the Proxy Statement/Prospectus forming a part of this
           Registration Statement)

      3.4  Bylaws of the Registrant(1)

      3.5  Form of Amended and Restated Bylaws of the Registrant to become effective upon the closing of the transactions (filed as Appendix D-2 to the Proxy Statement/Prospectus forming a part of this
           Registration Statement)

      4.1  Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5

      4.2  Specimen Stock Certificate of the Registrant(2)

      5.1  Opinion of Morrison & Foerster LLP as to the legality of the Class A common stock

      8.1  Opinion of Morrison & Foerster LLP regarding certain federal income tax matters

     10.1  Form of Indemnification Agreement between the Registrant and each of its executive officers and directors

     10.2  Agreement of Sublease between Xoom.com, Inc. and Cornerstone Internet Solutions Company d/b/a USWeb
           Cornerstone dated August 1, 1998(1)

     10.3  Assignment of Lease by Xaos Tools, Inc. and Acceptance of Assignment and Assumption of Lease by
           Xoom.com, dated July 31, 1998(1)

     10.4  Office Lease for One Beach Street, San Francisco, California between No. 1 Beach Street, LLC and CNET,
           Inc. dated September 24, 1997(1)

     10.5  Form of Governance and Investor Rights Agreement between the Registrant and National Broadcasting
           Company, Inc.(1)

     10.6  Form of Standstill Agreement between the Registrant and CNET, Inc.(1)

     10.7  Brand Integration and License Agreement between NBC Multimedia, Inc. and National Broadcasting Company,
           Inc., dated May 8, 1999(1)

 EXHIBIT
 NUMBER                                                    DOCUMENT
---------  --------------------------------------------------------------------------------------------------------
     10.8  Stock Option Agreement between Xoom.com, Inc. and National Broadcasting Company, Inc., dated May 9, 1999
           (filed as Appendix B-1 to the Proxy Statement/Prospectus forming a part of this Registration Statement)

     10.9  Voting Agreement among Xoom.com, Inc., National Broadcasting Company, Inc., CNET, Inc., Chris Kitze and
           Flying Disc Investments Limited Partnership, dated May 9, 1999 (filed as Appendix B-2 to the Proxy
           Statement/Prospectus forming a part of this Registration Statement)

    10.10  Form of Voting and Right of First Offer Agreement between National Broadcasting Company, Inc. and CNET,
           Inc.(1)

    10.11  Loan Agreement between Xoom.com, Inc. and Sand Hill Capital, LLC, dated as of November 3, 1998(1)

    10.12  Amended and Restated Letter Agreement between Bank of America National Trust and Savings Association and
           SNAP! LLC, dated September 14, 1999(3)

    10.13  Agreement of Lease between Eleven Penn Plaza LLC and Xoom.com, Inc., dated March 16, 1999(1)

    10.14  Preferred Carriage Agreement by and between CNET, Inc., National Broadcasting Company, Inc., NBC
           Multimedia, Inc. and SNAP LLC., dated June 30, 1998(1)

    10.15  Addendum to Preferred Carriage Agreement between CNET, Inc. and SNAP LLC, dated June 30, 1998(1)

    10.16  Addendum to the SNAP Agreements by and among CNET, Inc., National Broadcasting Company, Inc., NBC
           Multimedia, Inc. and SNAP LLC., dated May 9, 1999(1)

    10.17  Form of Severance Agreement by and between Xoom.com, Inc. and Laurent Massa(3)

    10.18  1999 Stock Incentive Plan (filed as Appendix E to the Proxy Statement/Prospectus forming a part of this
           Registration Statement)

    10.19  Stock Purchase Agreement by and between Xoom.com, Inc. and National Broadcasting Company, Inc., dated
           June 11, 1999(1)

    10.20  Consulting Agreement by and between Xoom.com, Inc. and James Heffernan, dated May 15, 1998(1)

    10.21  Letter Agreement by and between Xoom.com, Inc. and Jeffrey Ballowe, dated July 28, 1998(1)

    10.22  Letter Agreement by and between Xoom.com, Inc. and Philip Schlein, dated July 28, 1998(1)

    10.23  Letter Agreement by and between Xoom.com, Inc., and Robert Harris, dated July 28, 1998(1)

    10.24  Employment Agreement by and between Xoom,com, Inc. and John Harbottle, dated August 4, 1988(1)

    10.25  Form of Advertising Agreement between the Registrant and National Broadcasting Company, Inc.

    10.26  Form of Registration Rights Agreement by and among the Registrant, CNET, Inc., National Broadcasting
           Company, Inc., GE Investments Subsidiary, Inc., Flying Disc Investments Limited Partnership and Chris
           Kitze

    10.27  Form of $39,477,953 Subordinated Zero Coupon Convertible Debenture due 2006

    10.28  Form of $447,416,845 Subordinated Zero Coupon Convertible Debenture due 2006

    10.29  Form of $340,000,000 Term Note

 EXHIBIT
 NUMBER                                                    DOCUMENT
---------  --------------------------------------------------------------------------------------------------------
    10.30  Office Lease for 225 Bush Street, San Francisco, California between OAIC Bush Street, LLC and Xoom.com,
           Inc. dated August 13, 1999(3)

     21.1  Subsidiaries of the Registrant(1)

     23.1  Consent of Morrison & Foerster LLP. Reference is made to Exhibits 5.1 and 8.1

     23.2  Consent of Ernst & Young LLP, Independent Auditors

     23.3  Consent of KPMG LLP, Independent Auditors

     23.4  Consent of KPMG LLP, Independent Auditors

     23.5  Consent of PricewaterhouseCoopers LLP, Independent Accountants

     27.1  Financial Data Schedule of Xoom.com, Inc.(2)

     27.2  Financial Data Schedule of NBC Multimedia, Inc.(2)

     27.3  Financial Data Schedule of SNAP! LLC(2)

     99.1  Consent of Bear, Stearns & Co. Inc.

     99.2  Consent of Hambrecht & Quist LLC

     99.3  Form of proxy card for Xoom.com's special meeting(3)

     99.4  Consent of Robert Wright to be named as a nominee for director of the Registrant(1)

     99.5  Consent of Jeffrey Ballowe to be named as a nominee for director of the Registrant(1)

     99.6  Consent of Robert Harris, Jr. to be named as a nominee for director of the Registrant(1)

     99.7  Consent of James Heffernan to be named as a nominee for director of the Registrant(1)

     99.8  Consent of Philip Schlein to be named as a nominee for director of the Registrant(1)

     99.9  Consent of Mark Begor to be named as a nominee for director of the Registrant(1)

    99.10  Consent of Scott M. Sassa to be named as a nominee for director of the Registrant(3)

    99.11  Consent of Martin Yudkovitz to be named as a nominee for director of the Registrant(1)

    99.12  Consent of Gary M. Reiner to be named as a nominee for director of the Registrant(1)

    99.13  Consent of John F. Welch, Jr. to be named as a nominee for director of the Registrant(1)

    99.14  Consent of L. Lowry Mays to be named as a nominee for director of the Registrant.

    99.15  Consent of Michael Lynton to be named as a nominee for director of the Registrant.


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(1)  Previously filed with Registrant's Registration Statement on Form S-4 on
    July 12, 1999



(2) Previously filed with Amendment No. 1 to Registrant's Registration Statement on Form S-4 on September 1, 1999.



(3) Previously filed with Amendment No. 2 to Registrant's Registration Statement on Form S-4 on October 7, 1999.